 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-283425
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC. RAIN ENHANCEMENT TECHNOLOGIES, INC.
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING
OF
COLISEUM ACQUISITION CORP.
PROSPECTUS FOR UP TO 13,762,112 SHARES OF CLASS A COMMON STOCK
AND 8,225,000 WARRANTS OF
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
The board of directors (“Board”) of Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”), based in part upon the unanimous recommendation of the transaction committee of the Board (the “Transaction Committee”), has approved the Business Combination (as defined below) contemplated by the Business Combination Agreement, dated as of June 25, 2024 (as amended on August 22, 2024 and as may be further amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”) and Coliseum, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (i) on the day immediately prior to the Closing Date (as defined below), Coliseum will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving company of such merger (the “SPAC Merger” and such surviving company, the “Surviving Company”), and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into RET, with RET as the surviving entity of such merger (the “Company Merger” and together with the SPAC Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) so that, immediately following the completion of the Business Combination (the “Closing”), each of the Surviving Company and RET will be a wholly-owned subsidiary of Holdco, all as described in more detail in the accompanying proxy statement/prospectus. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.
RET is a business recently formed to combine unique expertise, personnel, and weather data to develop, improve and commercialize ionization rainfall generation technology that enhances rainfall when conditions are appropriate in the atmosphere. Harry You (sometimes referred to herein as the “Sponsor Affiliate”), the Chairman of Coliseum’s board of directors, holder of 2,624,999 Class A ordinary shares of Coliseum, par value $0.001 per share, and the sole outstanding Class B ordinary share of Coliseum, par value $0.001 per share, and sole member of Berto LLC, a Delaware limited liability company and holder of 2,257,500 private placement warrants of Coliseum (the “New Sponsor”), was involved in initial efforts to organize RET through, among other things, the payment of approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET, and negotiation of certain of RET’s intellectual property license agreements. Mr. You’s role is distinct from the typical role of a sponsor in other SPAC business combination transactions, due to Mr. You’s active role in forming the target company, rather than just evaluating potential business combination opportunities. Accordingly, the Board formed the Transaction Committee, which is a committee comprised of three independent members of the Board — Roland Rapp, Kenneth Rivers, and Walter Skowronski — which was authorized by and on behalf of the Board to, among other things, review and evaluate the terms of the Business Combination, review and engage in due diligence, engage in separate discussions with Coliseum management and Coliseum’s advisors regarding the Business Combination and retain and oversee an independent financial advisor and any other advisors if deemed necessary. The Board took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Board’s approval of the Business Combination. The Transaction Committee also engaged Needham & Company, LLC (“Needham”) to assist Coliseum management with its valuation of the RET business. In addition, in September 2024, Needham provided an opinion to the Transaction Committee as to the fairness, from a financial point of view, to the holders of Class A Ordinary Shares (other than the New Sponsor, the Sponsor Affiliate, and the Previous Sponsor and each of its affiliates (collectively, the “Excluded Holders”)) of the consideration to be delivered by Holdco to the equityholders of RET pursuant to the Business Combination Agreement, a copy of which is attached hereto as Annex J. For more information, see “The Business Combination — Background of the Business Combination”, “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” and “The Business Combination — Opinion of Needham & Company, LLC.”

The Business Combination ascribes an enterprise value of $45 million to RET and is structured as follows:
(a)
On August 23, 2024, RET effected a pre-closing recapitalization (the “Pre-Closing Recapitalization”), which resulted in RET having the following classes of capital stock: preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), and two classes of common stock, the Class A common stock, par value $0.0001 per share (the “Company Class A Common Stock”), with one vote per share each, and the Class B common stock, par value $0.0001 per share (the “Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Common Stock”), with fifteen votes per share each and which will be solely held by Paul Dacier, Harry You, Niccolo de Masi, or their affiliates (the “RET Founders”).

(b)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, pursuant to Coliseum’s Amended and Restated Memorandum and Articles of Association, as amended (the “SPAC Organizational Documents”), the Class A ordinary shares of Coliseum, par value $0.001 per share (“Class A Ordinary Shares”), which were initially issued as part of the units sold in Coliseum’s initial public offering (“Units” and with respect to such shares, the “Public Shares”), and which have been validly redeemed by a holder thereof (“Public Shareholder”), and not withdrawn, pursuant to the procedures described in the accompanying proxy statement/prospectus, will be redeemed for an amount of cash then on deposit in the trust account established in connection with Coliseum’s initial public offering (the “Trust Account”), calculated as of two business days prior to the Closing (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable), divided by the number of then issued and outstanding Public Shares (such price, the “Redemption Price”).

(c)
Prior to the Closing Date, and prior to the effective time of the SPAC Merger, Holdco will adopt and file with the Secretary of the Commonwealth of Massachusetts amended and restated articles of organization (“Holdco A&R Articles”) and will adopt amended and restated bylaws (“Holdco A&R Bylaws”), which together will govern the rights, privileges, and preferences of the holders of Holdco securities after the Closing. The Holdco A&R Articles will, among other things, implement a dual class common stock structure wherein Holdco’s common stock will consist of Class A common stock, par value $0.0001 per share (the “Holdco Class A Common Stock”), entitling the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and Class B common stock, par value $0.0001 per share (the “Holdco Class B Common Stock” and together with the Holdco Class A Common Stock, the “Holdco Common Stock”), which will have economic rights (including dividend and liquidation rights) identical to those of the Holdco Class A Common Stock but the holders thereof will be entitled to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote, which voting structure will terminate on the date that is five years after the Closing Date, or earlier in certain circumstances, including if the initial holders thereof collectively cease to beneficially own at least twenty percent (20%) of the number of shares of Holdco Common Stock held by them on the Closing Date, as more fully set forth in the Holdco A&R Articles (the “Dual Class Structure”). The forms of Holdco A&R Articles and Holdco A&R Bylaws are attached to the accompanying proxy statement/prospectus as Annex F and Annex G, respectively.

(d)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, Mr. You will elect to convert all issued and outstanding Class B ordinary shares of Coliseum, par value $0.001 per share (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”), on a one for one basis, into Class A Ordinary Shares (the “SPAC Class B Conversion”).

(e)
On the day immediately prior to the Closing Date, following the SPAC Class B Conversion and prior to the effective time of the SPAC Merger, pursuant to Extension Non-Redemption Agreements (as defined below) entered into in November 2023 in connection with an extension of Coliseum’s liquidation date, and pursuant to the Sponsor Support Agreement (as defined below), Harry L. You (the “Sponsor Affiliate”) and Coliseum Acquisition Sponsor, LLC (the “Previous Sponsor”) will forfeit and surrender for no consideration an aggregate of 606,971 Class A Ordinary Shares held by them (the “Forfeited Shares”), and Coliseum will issue a number of newly-issued Class A Ordinary Shares to the Extension Non-Redeeming Shareholders equal to such Forfeited Shares.

(f)
On the day immediately prior to the Closing Date, by virtue of the SPAC Merger and without any action on the part of Coliseum’s shareholders, (i) immediately prior to the effective time of the SPAC Merger, each Unit will be automatically separated into its component parts and the holder of each Unit will be deemed to hold one Class A Ordinary Share and one-third of one warrant to acquire Class A Ordinary Shares (“Warrant”) (provided that no fractional Warrants will be issued upon the separation of the Units and only whole Warrants will be assumed by Holdco and become Holdco Warrants), (ii) at the effective time of the SPAC Merger, each Class A Ordinary Share issued and outstanding immediately prior to the effective time of the SPAC Merger (including the Class A Ordinary Shares issued upon the separation of Units and SPAC Class B Conversion, but not including any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised redemption rights under the SPAC Organizational Documents, any Class A Ordinary Shares held in the treasury of Coliseum or any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised dissenters rights pursuant to the Companies Act (As Revised) of the Cayman Islands (“CACI”))

will be automatically converted into the right to receive one share of Holdco Class A Common Stock, and (iii) at the effective time of the SPAC Merger, each whole Warrant issued and outstanding immediately prior to the effective time of the SPAC Merger will be assumed by Holdco and will be exercisable for shares of Holdco Class A Common Stock in lieu of Class A Ordinary Shares (each, a “Holdco Warrant”).
(g)
At the effective time of the SPAC Merger, Merger Sub 1 will be renamed “Rainwater Acquisition Corp.”, its organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who are officers and directors of Holdco following the Closing.

(h)
On the Closing Date, by virtue of the Company Merger and without any action on the part of the holders of any shares of the capital stock of RET, (i) each outstanding share of Company Preferred Stock will be converted pursuant to its terms into shares of Company Class A Common Stock, (ii) each share of Company Class A Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (including the shares of Company Class A Common Stock issued upon the conversion of the Company Preferred Stock, but not including any shares of Company Class A Common Stock held in the treasury of RET and any shares of Company Class A Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the Massachusetts Business Corporations Act (“MBCA”)) will be converted into the right to receive a number of shares of Holdco Class A Common Stock equal to the Exchange Ratio and (iii) each share of Company Class B Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (other than any shares of Company Class B Common Stock held in the treasury of RET and any shares of Company Class B Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class B Common Stock equal to the Exchange Ratio. The “Exchange Ratio” will be equal to the quotient of (A) (i) $45,000,000 plus the amount of any Closing Offering (as defined below) with one or more bona fide third parties (which expressly excludes the RET Founders or their affiliates) which is structured as an investment directly into RET and is consummated and funded prior to the effectiveness of this Registration Statement divided by (ii) the Redemption Price, divided by (B) the total fully-diluted shares of Company Common Stock, assuming net exercise of outstanding Company Options and conversion of all outstanding convertible securities. The Redemption Price is estimated to be $11.22 as of September 30, 2024. Accordingly, assuming (x) there is no Closing Offering with bona fide third parties funded prior to the effectiveness of this Registration Statement, (y) there are 1,232 shares of Company Preferred Stock, 250 shares of Company Class A Common Stock, 40 shares of Company Class B Common Stock, and 1,500 Company Options outstanding on the Closing Date, which is the number of shares outstanding as of the date of this proxy statement/prospectus, and (z) the Redemption Price is $11.22, which is the estimated Redemption Price as of September 30, 2024, the estimated Exchange Ratio is approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock on an as-converted basis, which we refer to herein as the “Estimated Exchange Ratio”.

(i)
At the effective time of the Company Merger, each option to purchase shares of Company Class A Common Stock (each, a “Company Option”) will be converted into the right to receive an option to purchase Holdco Class A Common Stock on the same terms and conditions as are in effect with respect to such Company Option immediately prior to the effective time of the Company Merger (including with respect to vesting and termination-related provisions) (each, a “Holdco Option”), except that (A) such Holdco Option will relate to such number of shares of Holdco Class A Common Stock (rounded down to the nearest whole share of Holdco Class A Common Stock) as is equal to (x) the number of shares of Company Class A Common Stock subject to such Company Option multiplied by (y) the Exchange Ratio, and (B) the exercise price per share of such Holdco Option will be equal to the quotient of (x) the exercise price per share of such Company Option in effect immediately prior to the Company Merger Effective Time divided by (y) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).

(j)
At the effective time of the Company Merger, RET’s organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who were officers and directors of RET immediately prior to the Closing.

At the effective time of the Company Merger, the Holdco A&R Articles will authorize two classes of Holdco Common Stock: Holdco Class A Common Stock and Holdco Class B Common Stock. Holdco Class A Common Stock will entitle the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock will be entitled to vote, and Holdco Class B Common Stock will entitle the holders thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote. Based on the 6,801,980 shares of Holdco Class A Common Stock and 58,707 shares of Holdco Class B Common Stock expected to be outstanding immediately following the Closing (assuming the Maximum Redemptions Scenario and assuming no Closing Offering or other financing, as discussed in more detail below), the holders of Holdco Class A Common Stock are expected to have 6,801,980 votes in the aggregate and the holders of Holdco Class B Common Stock are expected to have 880,605 votes in the aggregate, respectively, on all matters submitted to the holders of shares of Holdco Common Stock for a vote. The Holdco Class B Common Stock will initially be exclusively held by the RET Founders. Accordingly, the Dual Class Structure will moderately increase the voting power of the RET Founders. If additional shares of Holdco Class B Common Stock are issued after the Closing, the effect of the Dual Class Structure on the concentration of voting control may increase. Additionally, for so long as the RET Founders hold at least 20% of the number of shares of Holdco Class B Common Stock collectively held by them as of the Closing, the RET Founders will have rights that are different from unaffiliated shareholders, including the right to fill vacancies on the Holdco Board, to call special meetings of shareholders, and the Holdco A&R Articles will permit action by written consent of the shareholders and will require that amendments to the Holdco A&R Articles be approved by a majority of the shares of Holdco Common Stock entitled to vote in lieu of two-thirds of the shares of Holdco Common Stock entitled to vote on the matter. Future transfers by holders of Holdco Class B Common Stock will generally result in those shares converting to Holdco Class A Common Stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. See “Risk Factors — The RET Founders will have substantial control over Holdco after the Business Combination, which could limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control” and “Risk Factors — The Dual Class Structure may have the effect of concentrating voting control with the holders of Holdco Class B Common Stock.”
The Dual Class Structure will terminate on the date that is five years after completion of the Business Combination, or earlier (i) at the option of the holder at any time, (ii) automatically on the date on which the RET Founders or their Permitted Transferees (as defined in the Holdco A&R Articles) collectively own twenty percent (20%) or less of the number of shares of Holdco Class B Common Stock collectively held by such persons or their Permitted Transferees immediately after the completion of the Business Combination, (iii) automatically upon the occurrence of a transfer of Holdco Class B Common Stock that is not a Permitted Transfer, and (iv) automatically on the date specified by the affirmative vote of the holders of Holdco Class B Common Stock representing not less than two-thirds (2∕3) of the voting power of the Holdco Class B Common Stock. The Holdco Class A Common Stock and the Holdco Class B Common Stock have identical economic rights, including dividend and liquidation rights. For more information, see “Description of Holdco’s Securities — Authorized Share Capital.”
The Closing is subject to certain conditions, including, among other things, (i) the sum of the funds held in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from certain equity financings, after giving effect to the exercise by Public Shareholders of their redemption rights and before the payment of transaction expenses, equaling or exceeding $10,000,000 (the “Minimum Cash Condition”), (ii) the Holdco Class A Common Stock to be issued in the Business Combination being approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) or another national securities exchange mutually agreed by the parties in writing, subject only to official notice of issuance, (iii) that Coliseum’s shareholders approve the Business Combination Proposal and Merger Proposal, and (iv) the effectiveness of this registration statement on Form S-4. Conditions (i) and (ii) above are subject to waiver by RET and conditions (iii) and (iv) above are subject to waiver by all parties to the Business Combination Agreement. See “The Business Combination — Conditions to Closing.”
The Business Combination Agreement requires Coliseum and RET to use commercially reasonable efforts to secure at Closing one or more financing commitments in the form of private placement transactions with institutional investors, backstops against redemptions of Public Shares, non-redemption agreements, or any other form of equity or equity-related financing, in each case on commercially reasonable and market-based terms reasonably acceptable to Coliseum and RET, acting together in good faith (the “Closing Offering”). Holdco will use the proceeds from the Closing Offering, together with the proceeds received from the Trust Account, for general corporate purposes. Unless waived by RET, RET’s obligation to consummate the Business Combination is conditioned on the Minimum Cash Condition being met. Coliseum and RET are actively seeking additional financing. However, if they are not successful in obtaining a Closing Offering, or if any financing, together with the cash held in the Trust Account, is not sufficient to meet the Minimum Cash Condition, RET can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, there has been no, and there are no commitments for, a Closing Offering or other financing. The parties intend to satisfy the Minimum Cash Condition through the retention of Public Shares.
After the Business Combination Agreement was signed, on August 23, 2024, Mr. You entered into a subscription agreement to purchase 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock in the aggregate amount of $450,000 and on the same date was granted options to purchase 1,000 shares of Company Class A Common Stock at an exercise price of $2,955.78, which the Company determined to be the then-current fair market value, based in part on a valuation from an independent third party valuation firm.
Immediately following the Closing, the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing (the “Maximum Redemption Scenario”), and without giving effect to any dilutive instruments, such as the exercise of the Holdco Warrants or Holdco Options, it is expected that (i) Coliseum Public Shareholders will own approximately 21.8% of Holdco Common Stock outstanding at that time (including the shares issued to the Extension Non-Redeeming Shareholders upon the forfeiture of the Forfeited Shares) and approximately 19.5% of the voting power of outstanding Holdco Common Stock, (ii) RET shareholders will own approximately 64.4% of Holdco Common Stock outstanding at that time and approximately 68.2% of the voting power of outstanding Holdco Common Stock, which percentages include shares held by (x) Harry You, Coliseum’s Chairman, Sponsor Affiliate, and the owner of approximately 42% of RET on a fully-diluted basis prior to the Business Combination, who will own approximately 35.3% of Holdco Common Stock outstanding at that time, and approximately 35.8% of the voting power of outstanding Holdco Common Stock (after taking into account the forfeiture of Forfeited Shares by Mr. You), and (y) Paul Dacier, RET’s Executive Chairman and the manager and sole member of Rainwater, LLC, the owner of approximately 47% of RET on a fully-diluted basis prior to the Business Combination, will own approximately 27.5% of Holdco Common Stock outstanding at that time and approximately 28.0% of the voting power of outstanding Holdco Common Stock, and (iii) the Previous Sponsor will own approximately 13.7% of Holdco Common Stock outstanding at that time and approximately 12.3% of the voting power of outstanding Holdco Common Stock (after taking into account the forfeiture of Forfeited Shares by the Previous Sponsor). The Public Shareholders currently own 32.3% of the Coliseum Class A Ordinary Shares prior to the Business Combination. Accordingly, Public Shareholders will experience immediate dilution as a consequence of the Business Combination. As redemptions increase, the overall percentage ownership and voting percentage held by the RET shareholders and the New Sponsor and Sponsor Affiliate will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information on the percentage of the issued and outstanding shares of Holdco Common Stock immediately following the Closing that are expected to be held by securityholders, in various redemptions scenarios, see “Questions and Answers About the Business Combination — What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?” and for more information about dilution to Public Shareholders, see “Dilution.”
Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of Holdco Class A Common Stock for each Coliseum Class A Ordinary Share held by them immediately prior to the SPAC Merger. While Coliseum cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares as part of the Units sold in Coliseum’s IPO for $10.00 per Unit, the effective purchase price paid per share of Holdco Class A Common Stock issued to each Public Shareholder at Closing would be $10.00. In connection with Coliseum’s IPO, the Previous Sponsor paid an aggregate of $25,000 for 4,312,500 Founder Shares, or approximately $0.006 per share, and an aggregate of $4,837,500 for 3,225,000 Private Placement Warrants, or $1.50 per Warrant. In June 2023, Mr. You acquired 2,625,000 Founder Shares, and the New Sponsor acquired 2,257,500 Private Placement Warrants, from the Previous Sponsor for an aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination (as of the date of this proxy statement/prospectus, Mr. You, through the New Sponsor, funded $500,000 of contributions to the Trust Account in connection with monthly extensions of Coliseum’s liquidation date from June 25, 2023 to November 25, 2023 and an additional $150,000 of contributions to the Trust Account in connection with the further extension of Coliseum’s liquidation date from September 25, 2024 to December 25, 2024). In connection with the Business Combination, the Previous Sponsor and Sponsor Affiliate will forfeit and surrender for no consideration an aggregate of 606,971 Founder Shares and the remaining 3,143,029 Founder Shares will be exchanged on a one-for-one basis into shares of Holdco Class A Common Stock, valued at $10.00 per share. The RET Shareholders (which includes Harry You) will receive an estimated 4,010,695 shares of Holdco Common Stock in the Business Combination, including shares of Holdco Common Stock issuable upon the exercise of Holdco Options (calculated on a “net exercised” basis as of the applicable date using the treasury method, pursuant to the terms of the Business Combination Agreement), which is equal to $45 million divided by $11.22, the estimated Redemption Price for the Public Shares as of September 30, 2024. Consequently, Mr. You may realize a positive rate of return on his investment even if the market price per share of Holdco Class A Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. See “Questions and Answers about the Business Combination — What is the effective purchase price attributed to the Holdco Common Stock to be received by Public Shareholders, the Previous Sponsor, New Sponsor, Sponsor Affiliate, and the RET Shareholders at the Closing?” and see the “Per Share Value” table within the question and answer entitled “What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?”
Compensation of the Previous Sponsor, New Sponsor and Sponsor Affiliate in connection with the Business Combination:   The Previous Sponsor will receive at Closing 942,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants upon the exchange of 942,909 Founder Shares and 967,500 Private Placement Warrants in the SPAC Merger, which the Previous Sponsor acquired for approximately $0.006 per share and $1.50 per Private Placement Warrant. The New Sponsor and Sponsor Affiliate will receive at the Closing (i) 2,200,120 shares of Holdco Class A Common Stock and 2,257,500 Holdco Warrants upon the exchange of 2,200,120 Founder Shares and 2,257,500 Private Placement Warrants pursuant to the SPAC Merger, which they acquired for aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination (Mr. You, through the New Sponsor, has funded an aggregate of $650,000 of contributions to the Trust Account in connection with extensions of Coliseum’s liquidation date as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan (as defined below)), (ii) 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock upon the exchange of 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, respectively, in the Company Merger, for which the Sponsor Affiliate paid $450,000, (iii) options to purchase 1,457,621 shares of Holdco Class A Common Stock assuming such options are exercised for cash at an exercise price of $2.03 upon the exchange of 1,000 Company Options in the Company Merger, (iv) the repayment to the New Sponsor of an aggregate of approximately $1.6 million in advances made by the New Sponsor to Coliseum as of the date of this proxy statement/prospectus, $170,000 accrued administrative services fees as of the date of this proxy statement/prospectus, and $650,000 of Working Capital Loans to Coliseum outstanding as of the date of this proxy statement/prospectus (which may be either repaid in cash or converted into Private Placement Warrants at a price of $1.50 per warrant), (v) reimbursement of $500,000 of out-of-pocket expenses incurred by the Sponsor Affiliate related to identifying, negotiating, investigating and completing the Business Combination, and (vi) the repayment to the Sponsor Affiliate for advances to RET through the date of this proxy statement/prospectus of approximately $220,000 and $200,000 of outstanding note payable owed by RET (which note has an annual interest rate of 5% and is currently due on demand). In addition, Coliseum has agreed to pay the New Sponsor a total of $10,000 per month for administrative, financial and support services through the Closing.
Coliseum’s directors, other than Harry You, do not hold shares of Coliseum or RET and are not members of the New Sponsor or Previous Sponsor. The directors (other than Mr. You) will each receive $100,000 of cash compensation for their services as directors of Coliseum, payable upon the earlier of the completion of the Business Combination or Coliseum’s liquidation. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid to our Previous Sponsor or New Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to our Previous Sponsor, New Sponsor, Sponsor Affiliate, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The cash compensation paid to directors, the reimbursement of expenses and advances, and the securities issued to the Previous Sponsor, New Sponsor and Sponsor Affiliate may result in a material dilution of the equity interests of non-redeeming Public Shareholders. Further, Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing, and as such, in the future, Ms. Truong may receive compensation for her service as an officer of Holdco, which may consist of base salary, cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay its executive officers. See “Dilution”, “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination”, “The Business Combination — Compensation Received by the Previous Sponsor, New Sponsor, Sponsor Affiliate, Officers and Directors” and “Information About Coliseum — Executive and Director Compensation.”
Potential conflicts of interest in connection with the Business Combination:   There may be actual or potential material conflicts of interest between or among (i) the Previous Sponsor, New Sponsor, Sponsor Affiliate, Coliseum officers and directors, RET Founders, RET officers and directors and (ii) unaffiliated security holders of Coliseum. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the cash compensation of Coliseum’s directors (other than Harry You), the compensation of the Previous Sponsor, New Sponsor and Sponsor Affiliate in connection with the Business Combination, and the rights of the RET Founders to hold Holdco Class B Common Stock. See the section entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” and “The Business Combination — Interests of the RET Founders in the Business Combination” for more information.
In order to finance transaction costs in connection with the Business Combination, the New Sponsor, Sponsor Affiliate, and Coliseum’s officers and directors may, but are not obligated to, loan Coliseum funds as may be required (“Working Capital Loans”). If Coliseum completes the Business Combination, Coliseum would repay the Working Capital Loans out of the proceeds of the Trust Account released to Coliseum, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants, at a price of $1.50 per warrant, at the Closing. If Coliseum liquidates without completing a business combination, the Working Capital Loans would be repaid only out of funds held outside the Trust Account, if any. In June 2023, Coliseum issued one non-interest bearing convertible note to the New Sponsor with a principal amount up to $1.5 million (the “Convertible Note”). As of the date of this proxy statement/prospectus, the outstanding amount under such Convertible Note is $650,000, which amounts were used to make contributions to the Trust Account required in connection with monthly extensions of Coliseum’s liquidation date. Such outstanding amount may be converted into private placement warrants at a price of $1.50 per warrant or repaid in cash at the Closing, at the New Sponsor’s option. In addition to the Convertible Note, the New Sponsor and Sponsor Affiliate have made several cash advances to Coliseum for working capital purposes, which advances totaled approximately $1.6 million as of the date of this proxy statement/prospectus, and are owed $170,000 of accrued administrative services fees as of the date of this proxy statement/prospectus. Any and all Working Capital Loans and advances made by the Previous Sponsor and previous management team were fully satisfied, discharged or repaid in June 2023 prior to the closing of the Transfer Transaction.
In order to finance transaction costs in connection with the Business Combination, the RET Founders, including Harry You, and RET’s former Chief Executive Officer, have loaned to RET an aggregate of $650,000 as of the date of this proxy statement/prospectus. Such loan is evidenced by a promissory note which has an annual interest rate of 5% and is currently due on demand.
Holdco and certain shareholders of Holdco, including the RET Founders, the New Sponsor, the Previous Sponsor, and each officer and director of Holdco (the “Lock-Up Parties”), will enter into a lock-up agreement at the Closing (the “Lock-Up

Agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex E, pursuant to which the Lock-up Parties will agree to transfer restrictions with respect to the shares of Holdco Common Stock (the “Lock-Up Shares”) and Holdco Warrants (the “Lock-Up Warrants”) received by them in connection with the transactions contemplated by the Business Combination Agreement for a period of two years for the Lock-Up Shares and 30 days for the Lock-Up Warrants. An aggregate of 5,362,450 Lock-Up Shares and 3,225,000 Lock-Up Warrants are anticipated to be subject to such transfer restrictions. However, pursuant to the Lock-Up Agreement, Coliseum will have the right to exclude from the lock-up that number of Lock-Up Shares held by the Previous Sponsor as is necessary to meet the initial listing requirements of Nasdaq.
Concurrently with the execution of the Business Combination Agreement, Coliseum, the Previous Sponsor, the New Sponsor, the Sponsor Affiliate, Holdco and RET entered into a support agreement (the “Sponsor Support Agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B. Pursuant to the Sponsor Support Agreement, the Previous Sponsor, the New Sponsor, the Sponsor Affiliate, agreed to, among other things, to take all actions necessary to complete the Business Combination, to vote in favor of the Business Combination and related transactions and against any other transaction, and to not transfer or redeem shares prior to the Closing. The Previous Sponsor and the Sponsor Affiliate also confirmed their agreement to forfeit and surrender for no consideration the Forfeited Shares, on a pro rata basis. In connection with such forfeiture, Coliseum has agreed to make a corresponding issuance of newly-issued Class A Ordinary Shares to the Extension Non-Redeeming Shareholders equal to such Forfeited Shares. The Sponsor Affiliate also waived the anti-dilution rights of the Class B Ordinary Share held by it (which is the sole Class B Ordinary Share outstanding), and agreed to convert such Class B Ordinary Share on a one-to-one basis into one Class A Ordinary Share immediately prior to the Closing.
Concurrently with the execution of the Business Combination Agreement, Coliseum, RET, Holdco and certain shareholders of RET (the “Company Supporting Shareholders”) entered into a support agreement (the “Company Support Agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex C. Pursuant to the Company Support Agreement, the Company Supporting Shareholders agreed to, among other things, vote in favor of the Business Combination, to not transfer their shares prior to the Closing and to waive any dissenters’ rights.
In November 2023, in connection with an amendment to the SPAC Organizational Documents to extend the time by which Coliseum must complete its initial business combination, Harry You entered into non-redemption agreements (the “Extension Non-Redemption Agreements”) with certain of Coliseum’s existing shareholders and other unaffiliated investors (collectively, the “Extension Non-Redeeming Shareholders”), pursuant to which the Extension Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the extension. In exchange for these commitments from the Extension Non-Redeeming Shareholders, Mr. You agreed to forfeit and surrender for no consideration the Forfeited Shares at the Closing and Coliseum agreed to issue to the Extension Non-Redeeming Shareholders a number of newly issued Ordinary Shares in an amount equal to the Forfeited Shares. The Extension Non-Redeeming Shareholders have fully performed all of their obligations under the Extension Non-Redemption Agreements. They are not required to continue to hold or not redeem their Public Shares in connection with the Business Combination, and are not required to vote their Public Shares in favor of the Business Combination, in order to receive such shares. Accordingly, we cannot assure you that the Extension Non-Redeeming Shareholders still hold any portion of the 2,023,236 Public Shares that were the subject of the Extension Non-Redemption Agreements as of the date of this proxy statement/prospectus or that they will continue to hold such shares on the Closing Date.
Additionally, in connection with the November 2023 extension, Coliseum engaged Meteora Capital, LLC (“Meteora”), who also holds certain of the Public Shares, to provide consulting, advisory and related services, and agreed to pay Meteora $250,000 upfront in cash and a deferred fee (“Deferred Consulting Fee”) at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora will receive 100,000 Founder Shares at the time of Closing in lieu of cash payment of the Deferred Consulting Fee. This proxy statement/prospectus assumes that Meteora will retain its Public Shares and will be paid the Deferred Consulting Fee in cash of approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.
On September 24, 2024, Coliseum Shareholders approved an amendment to the SPAC Organizational Documents to extend the date by which Coliseum must consummate its business combination, from September 25, 2024 to October 25, 2024, and to allow Coliseum, without another shareholder vote, by resolution of the Board, to elect to further extend such date up to two times for an additional one month each time, until up to December 25, 2024, only if the New Sponsor or its affiliate or designee would deposit (the “New Contribution”) into the Trust Account, as a loan, (i) on or before September 25, 2024, with respect to the initial extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of the Public Shares then outstanding, and (ii) one business day following the public announcement by the Company disclosing that the Board has determined to implement an additional monthly extension, with respect to each such additional extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of Public Shares of the Company then outstanding, up to a maximum aggregate New Contribution amount of $150,000 if all monthly extensions are exercised. In connection with such extension, Public Shareholders holding an aggregate of 1,089,249 Public Shares exercised their right to redeem their shares for approximately $11.18 per share of the funds held in the Company’s Trust Account, leaving approximately $19.99 million in cash in the Trust Account after satisfaction of such redemptions. Following such redemptions, the Company had an aggregate of 5,537,112 ordinary shares outstanding, of which 5,537,111 were Class A Shares and 1 was a Class B Share. On each of September 24, 2024, October 25, 2024, and November 23, 2024, in connection with the extension of Coliseum’s liquidation date, the Board extended the Combination Period and the Sponsor made a New Contribution of $50,000 to the Trust Account, for an aggregate of $150,000 of New Contributions.
Proposals to approve the Business Combination and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of shareholders of Coliseum scheduled to be held at 9:00 a.m., Eastern Time, on December 23, 2024 at the offices of White & Case LLP, Coliseum’s legal counsel, at 1221 Avenue of the Americas, New York, NY 10020 (the “Extraordinary General Meeting”).
Coliseum’s Units, Class A Ordinary Shares and Warrants are currently listed on Nasdaq under the symbols “MITAU,” “MITA” and “MITAW,” respectively. On June 25, 2024, the last trading day prior to the public announcement of the Business Combination, the closing sales price of the Units, Class A Ordinary Shares, and Warrants was $10.89, $10.96, and $0.04, respectively. On November 19, 2024, Holdco applied for listing, to be effective at Closing, of the Holdco Class A Common Stock and Holdco Warrants on the Nasdaq Global Market under the symbols “RAIN” and “RAINW,” respectively. Holdco will not have units traded following the consummation of the Business Combination. It is a condition to RET’s obligations to consummate the Business Combination that the Holdco Class A Common Stock is approved for listing on Nasdaq. Holdco, RET, and Coliseum believe that Holdco will satisfy the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by RET. RET may waive the Nasdaq listing condition at any time prior to the Closing, including after the Extraordinary General Meeting. If RET waives such condition, Coliseum intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the Extraordinary General Meeting. Nasdaq rule IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, which, in the case of Coliseum, was June 22, 2024. On June 25, 2024, Coliseum received a notice from the Listing Qualifications Department of the Nasdaq Stock Market stating that, due to Coliseum’s non-compliance with Nasdaq Rule IM-5101-2, Coliseum’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, unless Coliseum timely requested a hearing before the Nasdaq Hearings Panel. Coliseum requested a hearing before the Hearing Panel, which took place on August 8, 2024. On August 14, 2024, the Nasdaq Hearings Panel notified Coliseum that it granted Coliseum’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, Coliseum will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its initial business combination, provided that Coliseum provides the Hearings Panel with certain progress updates relating to the status of the Business Combination. For more information see “Risk Factors — The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq”. It is important for you to know that, at the time of the Extraordinary General Meeting, Holdco may not have received from Nasdaq either confirmation of the listing of the Holdco Class A Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the Extraordinary General Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether Holdco’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.
Holdco is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements. Investing in Holdco’s securities involves a high degree of risk. See “Risk Factors” beginning on page 79 of the accompanying proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in Holdco’s securities.
This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting. Coliseum encourages you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 79.
When you review the information included in the accompanying proxy statement/prospectus and consider the Board’s recommendation to vote in favor of the proposals described therein, you should keep in mind that the New Sponsor and Coliseum’s officers and directors have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the New Sponsor and Coliseum’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Coliseum. See the sections entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated December 10, 2024, and is first being mailed to Coliseum shareholders on or about December 10, 2024.

COLISEUM ACQUISITION CORP.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
NOTICE OF EXTRAORDINARY GENERAL MEETING
OF
COLISEUM ACQUISITION CORP.
To Be Held On December 23, 2024
To the Shareholders of Coliseum Acquisition Corp.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”) will be held at 9:00 a.m., Eastern Time, on December 23, 2024 at the offices of White & Case LLP, Coliseum’s legal counsel, at 1221 Avenue of the Americas, New York, NY 10020.
The Extraordinary General Meeting will be held for the following purposes:
(1)
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve by way of an ordinary resolution and adopt the Business Combination Agreement dated as of June 25, 2024, (as amended on August 22, 2024, and as may be further amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”) and Coliseum, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (i) on the day immediately prior to the Closing Date, Coliseum will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving company of such merger (the “SPAC Merger”), and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into RET, with RET as the surviving entity of such merger (the “Company Merger” and together with the SPAC Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) so that, immediately following completion of the Business Combination (the “Closing”), each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco, all as described in more detail in the accompanying proxy statement/prospectus. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A. The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that Coliseum’s entry into the Business Combination Agreement, pursuant to which, among other things, the SPAC Merger and the Company Merger will occur, so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco, in accordance with the terms and subject to the conditions of the Business Combination Agreement, be approved, ratified, and confirmed in all respects.”
(2)
Proposal No. 2 — The Merger Proposal — to consider and vote upon a proposal to approve by way of a special resolution the adoption and approval of the plan of merger by and among Coliseum, Merger Sub 1, and Holdco (the “Plan of Merger”). A copy of the Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex H. The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution, that the SPAC Merger and the Plan of Merger, a copy of which is attached to the proxy statement/prospectus as Annex H, and any and all transactions provided for in the Plan of Merger, including, without limitation, the SPAC Merger, be approved and authorized in all respects.”
(3)
Proposal No. 3 — the Adjournment Proposal — to consider and vote upon a proposal to approve by way of an ordinary resolution the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the Extraordinary General Meeting or if Coliseum determines that additional time is needed in order to continue to attempt to satisfy the conditions to consummation of the Business Combination. The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting, or if Coliseum determines that additional time is needed to continue to attempt to satisfy the conditions to consummation of the Business Combination, be approved.”
Each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement and the exhibits attached thereto. Coliseum urges you to read carefully the accompanying proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements.
RET is a business recently formed to combine unique expertise, personnel, and weather data to develop, improve and commercialize ionization rainfall generation technology that enhances rainfall when conditions are appropriate in the atmosphere. Harry You (sometimes referred to herein as the “Sponsor Affiliate”), the Chairman of Coliseum’s board of directors, holder of 2,624,999 Class A ordinary shares of Coliseum, par value $0.001 per share, and the sole outstanding Class B ordinary share of Coliseum, par value $0.001 per share, and sole member of Berto LLC, a Delaware limited liability company and holder of 2,257,500 private placement warrants of Coliseum (the “New Sponsor”), was involved in initial efforts to organize RET through, among other things, the payment of approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET, and negotiation of certain of RET’s intellectual property license agreements. Mr. You’s role is distinct from the typical role of a sponsor in other SPAC business combination transactions, due to Mr. You’s active role in forming the target company, rather than just evaluating potential business combination opportunities. Accordingly, the Board formed the Transaction Committee, which is a committee comprised of three independent members of the Board — Roland Rapp, Kenneth Rivers, and Walter Skowronski — which was authorized by and on behalf of the Board to, among other things, review and evaluate the terms of the Business Combination, review and engage in due diligence, engage in separate discussions with Coliseum management and Coliseum’s advisors regarding the Business Combination and retain and oversee an independent financial advisor and any other advisors if deemed necessary. The Board took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Board’s approval of the Business Combination. The Transaction Committee also engaged Needham & Company, LLC (“Needham”) to assist Coliseum management with its valuation of the RET business. In addition, Needham provided an opinion to the Transaction Committee as to the fairness, from a financial point of view, to the holders of Class A Ordinary Shares (other than the New Sponsor, the Sponsor Affiliate, and the Previous Sponsor and its affiliates (collectively, the “Excluded Holders”)) of the consideration to be delivered by Holdco to the equityholders of RET pursuant to the Business Combination Agreement, a copy of which is attached hereto as Annex J. For more information, see “The Business Combination — Background of the Business Combination” and “— Opinion of Needham & Company, LLC.”
Coliseum’s units (the “Units”) (each Unit consisting of one Class A ordinary share, par value $0.001 per share (each, a “Class A Ordinary Share” or “Public Share”) and one-third of one warrant to purchase Class A Ordinary Shares (the “Public Warrants”)), Class A Ordinary Shares and Public Warrants are currently listed on the Nasdaq Stock Market (“Nasdaq”) under the symbols “MITAU,” “MITA” and “MITAW,” respectively. On November 19, 2024, Holdco applied for listing, to be effective at Closing, of Holdco’s Class A common stock, par value $0.0001 per share (“Holdco Class A Common Stock”) and the warrants to purchase shares of Holdco Class A Common Stock (the “Holdco Warrants”) on the Nasdaq Global Market under the symbols “RAIN” and “RAINW,” respectively. Holdco will not have units traded following the consummation of the Business Combination. It is a condition to RET’s obligations to consummate the Business Combination that the Holdco Class A Common Stock is approved for listing on Nasdaq. Holdco, RET, and Coliseum believe that Holdco will satisfy the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by RET. RET may waive the Nasdaq listing condition at any time prior to the Closing, including after the Extraordinary General Meeting. If RET waives such condition, Coliseum intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the Extraordinary General Meeting. Nasdaq rule IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, which, in the case of Coliseum, was June 22, 2024. On June 25, 2024, Coliseum received a notice from the Listing Qualifications Department of the Nasdaq Stock Market stating that, due to Coliseum’s non-compliance with Nasdaq Rule IM-5101-2, Coliseum’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, unless Coliseum timely requested a hearing before the Nasdaq Hearings Panel. Coliseum requested a hearing before the Hearing Panel, which took place on August 8, 2024. On August 14, 2024, the Nasdaq Hearings Panel notified Coliseum that it granted Coliseum’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, Coliseum will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its initial business combination, provided that Coliseum provides the Hearings Panel with certain progress updates relating to the status of the Business Combination. For more information see “Risk Factors — The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq”. It is important for you to know that, at the time of the Extraordinary General Meeting, Holdco may not have received from Nasdaq either confirmation of the listing of the Holdco Class A Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the Extraordinary General Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether Holdco’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.
Only holders of record of Class A Ordinary Shares and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”) at the close of business on November 26, 2024 (the “Record Date”) are entitled to notice of and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments of the Extraordinary General Meeting. A complete list of Coliseum’s shareholders of record entitled to vote at the Extraordinary General Meeting will be available for ten days before the Extraordinary General Meeting at Coliseum’s principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the Extraordinary General Meeting and electronically during the Extraordinary General Meeting at https://www.cstproxy.com/coliseumacq/egm2024. Coliseum is providing the accompanying proxy statement/prospectus and proxy card to Coliseum’s shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments of the Extraordinary General Meeting. Each shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder, and such proxyholder need not be a shareholder. Whether or not you plan to attend the Extraordinary General Meeting, Coliseum urges you to read the accompanying proxy statement/prospectus carefully and submit your proxy to vote on the Business Combination. Please pay particular attention to the section entitled “Risk Factors” beginning on page 79 of the accompanying proxy statement/prospectus.
Coliseum’s board of directors (the “Board”), based in part on the unanimous recommendation of the transaction committee of the Board (the “Transaction Committee”), has determined that the Business Combination is fair, advisable, and in the best interests of Coliseum and its shareholders, approved the Business Combination Agreement and the transactions contemplated therein, and recommends that Coliseum

Shareholders vote “FOR” the Business Combination Proposal, the Merger Proposal, the Adjournment Proposal, and all other proposals presented to Coliseum’s shareholders in the accompanying proxy statement/prospectus.
When you consider the Board’s recommendation to vote in favor of these proposals, you should keep in mind that the New Sponsor and Coliseum’s officers and directors have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the New Sponsor and Coliseum’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Coliseum. See the sections entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.
Pursuant to the SPAC Organizational Documents, a Public Shareholder may request that Coliseum redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
(A) hold Public Shares or (B) hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(ii)
prior to 5:00 p.m., Eastern Time, on December 19, 2024 (two business days prior to the scheduled vote at the Extraordinary General Meeting), (A) submit a written request to Continental Stock Transfer & Trust Company, Coliseum’s transfer agent (the “Transfer Agent”), which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Coliseum redeem all or a portion of your Public Shares for cash and (B) deliver your Public Shares to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.
Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of how they vote in respect of the Business Combination Proposal or Merger Proposal, and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If the Business Combination is consummated and a Public Shareholder properly exercises his, her or its right to redeem his, her or its Public Shares and timely delivers its shares to the Transfer Agent, Coliseum will redeem each such Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable), divided by the number of issued and outstanding Public Shares. For illustrative purposes, as of September 30, 2024, the Redemption Price would have amounted to approximately $11.22 per Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the Class A Ordinary Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Coliseum cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the Class A Ordinary Shares when Public Shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any request to redeem Public Shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Coliseum’s consent, until the Closing. Furthermore, if a holder of a Public Share delivers its Public Shares in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Coliseum instruct its Transfer Agent to return the Public Shares (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in the accompanying proxy statement/prospectus. Coliseum will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “The Extraordinary General Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the Exchange Act), will be restricted from redeeming his, her or its Public Shares with respect to more than an aggregate of 15% of the Public Shares, without Coliseum’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash, without Coliseum’s prior consent.
Unlike other special purpose acquisition companies, the SPAC Organizational Documents do not prohibit Coliseum from redeeming Public Shares if such redemption would cause Coliseum’s net tangible assets to be less than $5,000,001 following such redemption, provided that Coliseum is not immediately prior to Closing, and Holdco is not upon the Closing, a “penny stock” issuer. Accordingly, if redemptions in connection with the Business Combination would cause Holdco’s net tangible assets to be less than $5,000,001 after consummation of the Business Combination and Coliseum and Holdco do not meet another exemption from the “penny stock” rule (such as the Holdco Class A Common Stock being listed on Nasdaq, or the price of the Holdco Class A Common Stock exceeding $5.00), then Coliseum may be prohibited from consummating the Business Combination. See “Risk Factors — The SPAC Organizational Documents will prohibit Coliseum from consummating the Business Combination if Coliseum immediately prior to Closing or Holdco upon the closing would be a “penny stock” issuer.”
The Closing is subject to certain conditions, including, among other things, (i) the sum of the funds held in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from certain equity financings, after giving effect to the exercise by Public Shareholders of their redemption rights and before the payment of transaction expenses, equaling or exceeding $10,000,000 (the “Minimum Cash Condition”), (ii) the Holdco Class A Common Stock to be issued in the Business Combination being approved for listing on Nasdaq or another national securities exchange mutually agreed by the parties in writing, subject only to official notice of issuance, (iii) that Coliseum’s shareholders approve the Business Combination Proposal and Merger Proposal, and (iv) the effectiveness of this Registration Statement. Conditions (i) and (ii) above are subject to waiver by RET and conditions (iii) and (iv) above are subject to waiver by all parties to the Business Combination Agreement. See “The Business Combination — Conditions to Closing.”
The Business Combination Agreement requires Coliseum and RET to use commercially reasonable efforts to secure at Closing one or more financing commitments in the form of private placement transactions with institutional investors, backstops against redemptions of Public Shares, non-redemption agreements, or any other form of equity or equity-related financing, in each case on commercially reasonable and market-based terms reasonably acceptable to Coliseum and RET, acting together in good faith (the “Closing Offering”). Holdco will use the proceeds from the Closing Offering, together with the proceeds received from the Trust Account, for general corporate purposes. Unless waived by RET, RET’s obligation to consummate the Business Combination is conditioned on the Minimum Cash Condition being met. Coliseum and RET are actively seeking additional financing. However, if they are not successful in obtaining a Closing Offering, or if any financing, together with the cash held in the Trust Account, is not sufficient to meet the Minimum Cash Condition, RET can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, there has been no, and there are no commitments for, a Closing Offering or other financing. The parties intend to satisfy the Minimum Cash Condition through the retention of Public Shares.
Under the Business Combination Agreement, the approval of each of the Business Combination Proposal and Merger Proposal is a condition to the consummation of the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal. If Coliseum’s shareholders do not approve the Business Combination Proposal or Merger Proposal, the Business Combination may not be consummated.

Approval of the Business Combination Proposal requires the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class.
Approval of the Merger Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of Class A Ordinary Shares and Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. As the SPAC Organizational Documents require resolutions put to the vote of a meeting to be decided by poll, in accordance with section 60(4) of the CACI, regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass the Merger Proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class.
Coliseum Acquisition Sponsor LLC, a Delaware limited liability company (the “Previous Sponsor”), the New Sponsor, the Sponsor Affiliate, and Coliseum’s directors and officers have entered into a letter agreement with Coliseum, pursuant to which they agreed to vote the Class B Ordinary Shares purchased by them (the “Founder Shares”, which term includes the Class A Ordinary Shares issued or issuable upon conversion of the Class B Ordinary Shares), as well as any Public Shares purchased by them during or after the IPO, in favor of Coliseum’s initial business combination, and agreed not to redeem any Ordinary Shares held by them in connection with the completion of Coliseum’s initial business combination. Such redemption rights waiver was provided in connection with the IPO (with respect to the Previous Sponsor and Coliseum’s prior officers and directors) and Transfer Transaction (with respect to the New Sponsor and Sponsor Affiliate) and without any separate consideration paid in connection with providing such waiver. Such persons have also entered into a Sponsor Support Agreement with Coliseum, RET and Holdco, pursuant to which they agreed to take all actions necessary to complete the Business Combination, to vote their Ordinary Shares in favor of the Business Combination and related transactions and against any other transaction, and to not transfer or redeem their Ordinary Shares prior to Closing. As of the date hereof, the Previous Sponsor, New Sponsor, and Sponsor Affiliate collectively own approximately 67.7% of Coliseum’s total outstanding Class A Ordinary Shares and Class B Ordinary Shares (the Class A Ordinary Shares and Class B Ordinary Shares, together, the “Ordinary Shares”). Because the Previous Sponsor, New Sponsor, and Sponsor Affiliate collectively own 67.7% of the total outstanding Ordinary Shares, they can approve the each of the Business Combination Proposal, Merger Proposal, and the Adjournment Proposal without the vote of any Public Shares. However, to the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. The Business Combination was not structured to require the approval of at least a majority of Coliseum’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.
All Coliseum shareholders are cordially invited to attend the Extraordinary General Meeting. To ensure your representation at the Extraordinary General Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible.
If you are a shareholder of record holding Ordinary Shares, you may also cast your vote in person. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, obtain a proxy from your broker or bank.
If you fail to return a proxy card or fail to instruct a broker or other nominee how to vote, and do not attend the Extraordinary General Meeting in person, your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any proposal in the accompanying proxy statement/prospectus. Abstentions will be counted as present for purposes of establishing a quorum for the Extraordinary General Meeting; broker non-votes will not be counted as present for purposes of establishing a quorum for the Extraordinary General Meeting. Broker non-votes means the failure of a Coliseum Shareholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee, as to how to vote on matters deemed “non-routine”. Abstentions will not count as votes cast at the Extraordinary General Meeting and therefore, will have no effect on any of the Shareholder Proposals (assuming a quorum is present).
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Extraordinary General Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. Coliseum urges you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 79 in the accompanying proxy statement/prospectus.
If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that your shares are represented and voted at the Extraordinary General Meeting.
If you have any questions or need assistance voting your Ordinary Shares, please contact Sodali & Co., Coliseum’s proxy solicitor, by email at MITA.info@investor.sodali.com. Individuals may also call toll free at (800) 662-5200; banks and brokers can call (203) 658-9400.
On behalf of Coliseum’s board of directors, I would like to thank you for your support of Coliseum Acquisition Corp. and look forward to a successful completion of the Business Combination.
By Order of the Board of Directors,
/s/ Harry L. You

Harry L. You
December 10, 2024	Chairman
Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be held on December 23, 2024: This notice of Extraordinary General Meeting and the related proxy statement will be available at https://www.cstproxy.com/coliseumacq/egm2024.
IF YOU RETURN YOUR PROXY CARD SIGNED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR PROXY CARD WILL APPOINT ROLAND RAPP AS YOUR PROXY TO VOTE YOUR SHARES IN HIS DISCRETION. ROLAND RAPP WILL VOTE ANY UNDIRECTED PROXIES IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE EXTRAORDINARY GENERAL MEETING, WHICH REQUEST MUST INCLUDE THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE PUBLIC SHARES FOR WHICH REDEMPTION IS REQUESTED, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (3) DELIVER YOUR CLASS A ORDINARY SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING —  REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.
The accompanying proxy statement/prospectus is dated December 10, 2024 and is first being mailed to Coliseum shareholders on or about December 10, 2024.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission, or the “SEC” (the “Registration Statement”), constitutes a prospectus of Holdco under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to the Holdco Class A Common Stock to be issued to Coliseum shareholders, the Holdco Warrants to be issued to Coliseum warrant holders, and the Holdco Class A Common Stock underlying the Holdco Warrants, in each case if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Extraordinary General Meeting of Coliseum at which Coliseum shareholders will be asked to consider and vote upon proposals to approve the Business Combination by the adoption of the Business Combination Agreement, among other matters.

FINANCIAL STATEMENT PRESENTATION
Coliseum
The historical audited financial statements of Coliseum as of and for the years ended December 31, 2023 and December 31, 2022 and the historical unaudited condensed financial statements of Coliseum as of and for the nine months ended September 30, 2024 and September 30, 2023 were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are denominated in U.S. dollars.
RET
The historical audited financial statements of RET as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022, and the historical unaudited condensed consolidated financial statements of RET as of and for the nine months ended September 30, 2024 and September 30, 2023 were prepared in accordance with U.S. GAAP and are denominated in U.S. dollars.
Holdco
The historical audited financial statements of Holdco as of September 30, 2024 and for the period from May 21, 2024 (inception) through September 30, 2024 were prepared in accordance with U.S. GAAP and are denominated in U.S. dollars.
The Business Combination is made up of the series of transactions provided for in the Business Combination Agreement as described elsewhere within this proxy statement/prospectus. The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Coliseum will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be the equivalent of RET issuing shares for the net assets of Coliseum, accompanied by a recapitalization. The net assets of both Coliseum will be stated at historical cost, with no goodwill or other intangible assets recorded. See “Unaudited Pro Forma Combined Financial Information — Accounting for the Business Combination.”
Rounding and Negative Amounts
Certain numerical information and other amounts and percentages in this proxy statement/prospectus, including financial data, have been rounded. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.
In preparing the audited and unaudited historical financial statements of Coliseum and RET, most numerical figures are presented in thousands. For the convenience of the reader of this proxy statement/prospectus, certain numerical figures in this proxy statement/prospectus are rounded to the nearest thousand. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in Coliseum’s and RET’s financial statements.
The percentages presented in the textual financial disclosure in this proxy statement/prospectus are derived directly from the financial information contained in Coliseum’s and RET’s financial statements. The percentages derived from Coliseum’s and RET’s financial statements may be computed using the numerical figures expressed in thousands in its financial statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this proxy statement/prospectus.
In tables, negative amounts are shown between parentheses. Otherwise, negative amounts may also be shown by “—” before the amount.
Currency Presentation
The financial statements of Coliseum, RET, and Holdco are measured and presented using United States dollars.
References to “$,” “US$” and “U.S. dollar” each refer to the United States dollar.

INDUSTRY AND MARKET DATA
In this proxy statement/prospectus, the Rain Enhancement Technologies Holdco, Inc. and Rain Enhancement Technologies, Inc., the co-registrants (the “Co-Registrants”), present industry data, information and statistics regarding the markets in which RET competes, as well as RET’s statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to RET’s business and markets. Such information is supplemented where necessary with RET’s own internal estimates, taking into account publicly available information about other industry participants and the judgment of RET’s management where information is not publicly available. This information appears in “Information Related to the Surviving Company” and other sections of this proxy statement/prospectus.
Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although Coliseum, Holdco and RET have not independently verified the accuracy or completeness of third-party information, Coliseum, Holdco and RET believe the industry and market information included in this proxy statement/prospectus is reliable. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.
Notwithstanding anything in this proxy statement/prospectus to the contrary, the Co-Registrants are responsible for all disclosures in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
RET, Holdco, Coliseum and their respective subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, TM and SM symbols, but such references are not intended to indicate, in any way, that Coliseum, RET, Holdco or the owners thereof will not assert, to the fullest extent under applicable law, Coliseum’s, RET’s, Holdco’s or their rights to these trademarks, trade names and service marks.

FREQUENTLY USED TERMS
“Adjournment Proposal” means the proposal to approve by ordinary resolution the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the Extraordinary General Meeting or if Coliseum determines that additional time is needed in order to continue to attempt to satisfy the conditions to consummation of the Business Combination.
“Business Combination” means collectively, the Company Merger, the SPAC Merger, and the other transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement” means the Business Combination Agreement, dated as of June 25, 2024 (as amended on August 22, 2024, and as may be further amended and/or restated from time to time) by and among Coliseum, RET, Holdco, Merger Sub 1 and Merger Sub 2, which is included as Annex A hereto.
“Business Combination Proposal” means the proposal to approve by ordinary resolution and adopt the Business Combination Agreement.
“CACI” means the Companies Act (As Revised) of the Cayman Islands.
“Class A Ordinary Shares” means the Class A ordinary shares of Coliseum, par value $0.001 per share.
“Class B Ordinary Shares” means the Class B ordinary shares of Coliseum, par value, $0.001 per share.
“Closing Offering” means one or more financing commitments in the form of private placement transactions with institutional investors, backstops against redemptions of Public Shares, non-redemption agreements, or any other form of equity or equity-related financing, in each case on commercially reasonable and market-based terms reasonably acceptable to Coliseum and RET, acting together in good faith.
“Coliseum” means Coliseum Acquisition Corp., a blank check company incorporated as an exempted company in the Cayman Islands.
“Company Class A Common Stock” means the Class A common stock of RET, par value $0.0001 per share.
“Company Class B Common Stock” means the Class B common stock of RET, par value $0.0001 per share.
“Company Merger” means the merger of Merger Sub 2 with and into RET, with RET continuing as the surviving entity in accordance with the terms and conditions set forth in the Business Combination Agreement.
“Company Options” means the options to purchase shares of Company Class A Common Stock.
“Company Preferred Stock” means the preferred stock of RET, par value $0.0001 per share.
“Company Support Agreement” means the support agreement between Holdco, Coliseum, RET and certain shareholders of RET, dated June 25, 2024, which is included as Annex C hereto.
“Combination Period” means the period within which Coliseum must complete a business combination. Pursuant to the SPAC Organizational Documents, the Combination Period currently ends on December 25, 2024.
“Contribution” means the contributions to the Trust Account, made as a loan, of $100,000 per month for up to twelve months in connection with the First Extension.
“Convertible Note” means the non-interest bearing convertible note issued by Coliseum to the New Sponsor with a principal amount up to $1.5 million on June 22, 2023.

“Dual Class Structure” means the dual class structure to be adopted by Holdco wherein Holdco’s common stock will consist of Holdco Class A Common Stock and Holdco Class B Common Stock.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Estimated Exchange Ratio” means approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock on an as-converted basis, which is the estimated Exchange Ratio using the number of shares of Company Common Stock outstanding (on an as-converted basis) as of August 23, 2024 and an $11.22 estimated Redemption Price.
“Exchange Ratio” will be equal to the quotient of (A) (i) $45,000,000 plus the amount of any Closing Offering with one or more bona fide third parties (which expressly excludes the RET Founders or their affiliates) which is structured as an investment directly into RET and is consummated and funded prior to the effectiveness of this Registration Statement divided by (ii) the Redemption Price, divided by (B) the total fully-diluted shares of Company Common Stock, assuming net exercise of outstanding Company Options and conversion of all outstanding convertible securities. The Redemption Price is estimated to be $11.22 as of September 30, 2024. Accordingly, assuming (x) there is no Closing Offering with bona fide third parties funded prior to the effectiveness of this Registration Statement, (y) there are 1,232 shares of Company Preferred Stock, 250 shares of Company Class A Common Stock, 40 shares of Company Class B Common Stock, and 1,500 Company Options outstanding on the Closing Date, which is the number of shares outstanding as of the date of this proxy statement/prospectus, and (z) the Redemption Price is $11.22, which is the estimated Redemption Price as of September 30, 2024, the estimated Exchange Ratio is approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock on an as-converted basis. For illustrative purposes, all post-closing Holdco securities presented in this proxy statement/prospectus were calculated using a 1,458 Estimated Exchange Ratio.
“Extraordinary General Meeting” means the extraordinary general meeting of shareholders of Coliseum scheduled to be held at 9:00 a.m., Eastern Time, on December 23, 2024.
“Fairness Opinion” means the written opinion of Needham dated September 17, 2024, delivered to the Transaction Committee, as to the fairness, as of the date of the opinion, from a financial point of view, to the holders of Class A Ordinary Shares (other than the New Sponsor, the Sponsor Affiliate, and the Previous Sponsor and its affiliates (collectively, the “Excluded Holders”)) of the consideration to be delivered by Holdco to the equityholders of RET pursuant to the Business Combination Agreement, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham, a copy of which is attached hereto as Annex J.
“First Extension” means the shareholder-approved amendment to the SPAC Organizational Documents to extend the Combination Period up to twelve times for an additional one month each time, until up to June 25, 2024, provided that Contributions of $100,000 per month, as a loan, were made to the Trust Account for each month so elected.
“Founder Shares” means the Class B Ordinary Shares issued to or purchased by the Previous Sponsor, New Sponsor, Sponsor Affiliate, or Coliseum’s directors and officers, and the Class A Ordinary Shares issued or issuable upon the conversion of the Class B Ordinary Shares.
“Holdco” means Rain Enhancement Technologies Holdco, Inc.
“Holdco A&R Articles” means the Amended and Restated Articles of Association to be adopted by Holdco in connection with the Closing, which is included as Annex F hereto.
“Holdco A&R Bylaws” means the Amended and Restated Bylaws to be adopted by Holdco in connection with the Closing, which is included as Annex G hereto.
“Holdco Class A Common Stock” means the shares of Class A common stock of Holdco, par value $0.0001 per share entitling the holders thereof to one vote per share of all matters on which the shares of Holdco Class A Common Stock are entitled to vote.
“Holdco Class B Common Stock” means the shares of Class B common stock of Holdco, par value $0.0001 per share which will have economic rights (including dividend and liquidation rights) identical to those of the Holdco Class A Common Stock but the holders thereof will be entitled to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote, which voting structure will terminate on the date that is five years after the Closing Date, or earlier in certain circumstances, including if the initial holders thereof collectively cease to beneficially own at least twenty percent (20%) of the number of shares of Holdco Common Stock held by them on the Closing Date, as more fully set forth in the Holdco A&R Articles.
“Holdco Common Stock” means, collectively, the Holdco Class A Common Stock and the Holdco Class B Common Stock.
“Holdco Options” means options to purchase shares of Holdco Class A Common Stock, issued as part of the Company Merger upon the conversion of the Company Options pursuant to the Business Combination Agreement.
“Holdco Warrant” each Warrant issued and outstanding immediately prior to the effective time of the SPAC Merger, which will be assumed by Holdco and will be exercisable for shares of Holdco Class A Common Stock.
“Lock-Up Agreement” means the lock-up agreement by and among Holdco and certain shareholders of Holdco, including the RET Founders, the Previous Sponsor, the New Sponsor, and, each director and officer of Holdco to be entered into on the Closing Date, which is included as Annex E.
“Maximum Redemptions Scenario” means the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.
“Merger Proposal” means the proposal to approve by special resolution the adoption and approval of the Plan of Merger by and among Coliseum, Merger Sub 1, and Holdco.
“Merger Sub 1” means Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco.
“Merger Sub 2” means Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum.
“Minimum Cash Condition” means the Closing condition that the sum of the funds held in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from certain equity financings, after giving effect to the exercise by Public Shareholders of their redemption rights and before the payment of transaction expenses, equal or exceed $10,000,000.
“Needham” means Needham & Company, LLC.
“New Contribution” means the contributions to the Trust Account, made as a loan, of $50,000 per month for up to three months in connection with the election by the Board to extend the Combination Period to up to December 25, 2024, pursuant to the Third Extension.
“New Sponsor” means Berto LLC, a Delaware limited liability company.
“Plan of Merger” means the plan of merger to be entered into between Coliseum, Holdco, and Merger Sub 1 relating to the SPAC Merger in accordance with the Business Combination Agreement and to be filed with the Registrar in the Cayman Islands pursuant to the Companies Act (As Revised) of the Cayman Islands, the form of which is attached to this proxy statement/ prospectus as Annex H.
“Previous Sponsor” means Coliseum Acquisition Sponsor LLC.
“Private Placement Warrant” means the 3,225,000 warrants sold by Coliseum to the Previous Sponsor at the closing of the initial public offering, 2,257,500 of which were sold to the New Sponsor in connection with the Transfer Transaction.
“Public Shares” means the Class A Ordinary Shares which were initially issued as part of the Units sold in Coliseum’s initial public offering.

“Record Date” means the close of business on November 26, 2024, the date that Coliseum has fixed for determining Coliseum shareholders are entitled to notice of and to attend and vote at the Extraordinary General Meeting.
“Redemption Price” means an amount of cash then on deposit in the Trust Account, calculated as of two business days prior to the Closing (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable), divided by the number of issued and outstanding Public Shares.
“Registration Rights Agreement” means the registration rights agreement by and among Holdco, Coliseum, the Previous Sponsor, the New Sponsor, the Sponsor Affiliate, and certain RET shareholders to be entered into on the Closing Date, which is included as Annex D hereto.
“RET” means Rain Enhancement Technologies Inc., a Massachusetts corporation.
“RET Founders” means Paul T. Dacier, Harry L. You, and Niccolo de Masi, or their affiliates.
“Second Extension” means the shareholder-approved amendment to the SPAC Organizational Documents to remove the monthly extension periods and Contribution payments structure and instead extend the Combination Period for a period of seven months, to June 25, 2024, which date could be further extended without another shareholder vote, by resolution of the Board, for an additional three months, until up to September 25, 2024.
“Securities Act” means the Securities Act of 1933, as amended.
“SPAC Class B Conversion” means the event pursuant to which the Sponsor Affiliate shall elect to convert all issued and outstanding Class B Ordinary Shares on a one for one basis, into Class A Ordinary Shares.
“SPAC Merger” means the merger of Coliseum with and into Merger Sub 1, with Merger Sub 1 as the surviving company of such merger.
“SPAC Organizational Documents” means Coliseum’s Amended and Restated Memorandum and Articles of Association, as amended.
“Sponsor Affiliate” means Harry L. You.
“Sponsor Support Agreement” means the support agreement by and among Coliseum, the Previous Sponsor, the New Sponsor, the Sponsor Affiliate, and, Holdco and RET, dated June 25, 2024, which is included as Annex B hereto.
“Third Extension” means the shareholder-approved amendment to the SPAC Organizational Documents to extend the Combination Period from September 25, 2024 to October 25, 2024, and to allow Coliseum, without another shareholder vote, by resolution of the Board, to elect to further extend such date up to two times for an additional one month each time, until up to December 25, 2024, only if the New Sponsor or its affiliate or designee would deposit, as a loan, a $50,000 New Contribution for each month, up to a maximum aggregate New Contribution amount of $150,000 if all monthly extensions are exercised.
“Transaction Committee” means the transaction committee of Coliseum’s Board, comprised of three independent members of the Board — Roland Rapp, Kenneth Rivers, and Walter Skowronski.
“Trust Account” means the trust account established in connection with Coliseum’s initial public offering.
“Units” means the Coliseum units issued at the consummation of the Coliseum initial public offering, each unit consisting of one Class A Ordinary Share and one-third of one Public Warrant.
“Warrant” means a warrant to purchase Class A Ordinary Shares.
“Warrant Agreement” means the agreement between Coliseum and Continental Stock Trust & Transfer, as transfer agent, pursuant to which the Coliseum Warrants were issued in registered form.

“Warrant Assumption Agreement” means the warrant assignment, assumption and amendment agreement by and among Holdco, Coliseum and Continental Stock Transfer & Trust Company, pursuant to which Holdco will assume each issued and outstanding whole Warrant immediately prior to the effective time of the SPAC Merger, which is included as Annex I hereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes statements that express Coliseum’s, RET’s, and Holdco’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding Coliseum’s, RET’s, and Holdco’s intentions, beliefs or current expectations concerning, among other things, the ability to close the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which RET operates or expects to operate. The forward-looking statements contained in this proxy statement/prospectus are based on Coliseum’s, RET’s, and Holdco’s current expectations and beliefs concerning future developments and their potential effects on the Business Combination and Holdco. There can be no assurance that future developments affecting Coliseum, RET, and Holdco will be those that Coliseum, RET and Holdco have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Coliseum’s and Holdco’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:
•
possible delays in closing the Business Combination due to the failure to satisfy any of the conditions to closing the Business Combination as set forth in the Business Combination Agreement;

•
the inability of the Business Combination, or an alternate business combination, to be completed by the end of the Combination Period, and the potential failure of Coliseum to obtain an extension of the Combination Period if sought by Coliseum;

•
any waivers of the conditions to Closing as may be permitted in the Business Combination Agreement;

•
general economic uncertainty;

•
the volatility of currency exchange rates;

•
RET’s ability to manage growth;

•
Holdco’s ability to obtain or maintain the listing of Holdco Class A Common Stock on Nasdaq or any other national exchange following the Business Combination;

•
risks related to the rollout of RET’s business and expansion strategy;

•
the effects of competition on RET’s future business;

•
potential disruption in RET’s employee retention as a result of the Business Combination;

•
the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which Holdco operates or will operate in the future;

•
international, national or local economic, social or political conditions that could adversely affect the companies and their business;

•
the effectiveness of Holdco’s internal controls and its corporate policies and procedures;

•
changes in personnel and availability of qualified personnel;

•
the volatility of the market price and liquidity of Coliseum’s Units, Public Shares and Public Warrants;

•
potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by Holdco subsequent to the Business Combination;

•
the possibility that the Board’s valuation of RET was inaccurate, including the failure of Coliseum’s diligence review to identify all material risks associated with the Business Combination;

•
the volatility of the market price and liquidity of Holdco Class A Common Stock; and

•
factors relating to the business, operations and financial performance of RET and its subsidiaries, including:

•
the anticipated benefits of the Business Combination may not be achieved;

•
changes in RET’s business strategy, plans for growth or restructuring may increase its costs or otherwise affect its profitability;

•
RET’s revenues and results of operations may fluctuate significantly;

•
protecting and defending against intellectual property claims may have a material adverse effect on RET’s business;

•
changes in evolving technologies may negatively affect RET’s business, financial condition or results of operations;

•
RET will be subject to risks associated with possible acquisitions, dispositions, business combinations, or joint ventures; and

•
business interruptions from circumstances or events out of RET’s control could adversely affect RET’s operations.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Coliseum, RET, and Holdco will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Before a shareholder grants his, her or its proxy or instructs how his, her or its vote should be cast or vote on the Business Combination Proposal, Merger Proposal, or the Adjournment Proposal, he, she or it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Coliseum, RET, and Holdco.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Extraordinary General Meeting and the proposals to be presented at the Extraordinary General Meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Coliseum shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the Extraordinary General Meeting.
Q.
Why am I receiving this proxy statement/prospectus?

A.
You are receiving this proxy statement/prospectus because you are a shareholder of Coliseum and you are entitled to vote at the Extraordinary General Meeting to approve the matters set forth herein. This document serves as:

•
a proxy statement of Coliseum to solicit proxies for the Extraordinary General Meeting to vote on the proposals set forth herein; and

•
a prospectus of Holdco to offer Holdco Class A Common Stock and Holdco Warrants to the Coliseum shareholders and warrant holders in the Business Combination.

Coliseum shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. The Business Combination Agreement provides that, among other things, (i) on the day immediately prior to the Closing Date, the SPAC Merger will occur, whereby Coliseum will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving company of such merger, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, the Company Merger will occur, whereby Merger Sub 2 will merge with and into RET, with RET as the surviving entity of such merger so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco, all as described in more detail in this proxy statement/prospectus. See “The Business Combination” for more detail.
A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.
THE VOTE OF PUBLIC SHAREHOLDERS IS IMPORTANT. PUBLIC SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE BY COMPLETING AND RETURNING THE PROXY CARD AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF COLISEUM AND RET.
Q.
What proposals are shareholders of Coliseum being asked to vote on?

A.
At the Extraordinary General Meeting, Coliseum is asking holders of Coliseum’s Ordinary Shares to consider and vote upon the following proposals:

•
The Business Combination Proposal;

•
The Merger Proposal; and

•
The Adjournment Proposal, if presented.

If Coliseum’s shareholders do not approve each of the Business Combination Proposal and the Merger Proposal, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Merger Proposal,” and “The Business Combination,” of this proxy statement/prospectus, respectively.

Coliseum will hold the Extraordinary General Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. Shareholders of Coliseum should read it carefully.
After careful consideration, the Board has determined that each of the Business Combination Proposal, the Merger Proposal, and the Adjournment Proposal, if presented, are fair, advisable, and in the best interests of Coliseum and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of one or more of Coliseum’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Coliseum and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Coliseum’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” for a further discussion of these considerations.
Q.
Are the proposals conditioned on one another?

Yes. The Business Combination is conditioned on the approval of each of the Business Combination Proposal and the Merger Proposal at the Extraordinary General Meeting. Each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.
Q.
I am a holder of Public Shares. Why am I receiving this proxy statement/prospectus?

A.
Upon consummation of the Business Combination, and without any action on the part of any party or any other person, in consideration for the acquisition of all of the issued and outstanding Coliseum Class A Ordinary Shares, Holdco will issue one share of Holdco Class A Common Stock for each Coliseum Class A Ordinary Share acquired by virtue of the Business Combination. Immediately following the Closing, using the Maximum Redemptions Scenario, it is expected that the Public Shareholders will own approximately 21.8% of Holdco Common Stock outstanding at that time (including the shares issued to the Extension Non-Redeeming Shareholders upon the forfeiture of the Forfeited Shares) and approximately 19.5% of the voting power of outstanding Holdco Common Stock, without giving effect to any dilutive instruments, such as the exercise of the Holdco Warrants or Holdco Options. This proxy statement/prospectus includes important information about Holdco and the business of Holdco and its subsidiaries following consummation of the Business Combination. Coliseum urges you to read the information contained in this proxy statement/prospectus carefully.

Q.
I am a Coliseum Warrant holder. Why am I receiving this proxy statement/prospectus?

A.
Upon consummation of the Business Combination, the issued and outstanding whole Warrants will, by their terms, be assumed by Holdco and thereby entitle the holders to purchase Holdco Class A Common Stock (and not Coliseum Class A Ordinary Shares) at a purchase price of $11.50 per share. This proxy statement/prospectus includes important information about the business of Holdco and its subsidiaries following consummation of the Business Combination. Coliseum urges you to read the information contained in this proxy statement/prospectus carefully.

Q.
Why is Coliseum proposing the Business Combination?

A.
Coliseum is a blank check company formed to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On June 25, 2021, Coliseum completed its IPO of Units, with each Unit consisting of one Class A Ordinary Share and one-third of one redeemable Public Warrant, with each whole Public Warrant entitling the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, raising total gross proceeds of approximately $150,000,000. Since the IPO, Coliseum’s activity has been limited to the evaluation of business combination target companies.

On June 15, 2023, Coliseum, the Previous Sponsor and the New Sponsor entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, the Previous Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from Previous Sponsor an aggregate of 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants held by the Previous Sponsor for an aggregate purchase price of $1.00 plus the New Sponsor’s agreement to fund monthly contributions to Coliseum’s Trust Account in connection with the First Extension (the “Transfer Transaction”) (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. On June 26, 2023, the Transfer Transaction was completed and immediately thereafter the Previous Sponsor elected to convert each of the remaining 1,125,000 Class B Ordinary Shares it held into Class A Ordinary Shares on a one-for-one basis and Sponsor Affiliate elected to convert 2,624,999 of the 2,625,000 Class B Ordinary Shares he held into Class A Ordinary Shares on a one for one basis, with such conversions occurring pursuant to the terms of the SPAC Organizational Documents. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor.
As of September 30, 2024, Coliseum has 5,537,112 Ordinary Shares outstanding and aggregate funds held in the Trust Account of approximately $20,055,086.
RET is a business recently formed to c ombine unique expertise, personnel, and weather data to develop, improve and commercialize ionization rainfall generation technology that enhances rainfall when conditions are appropriate in the atmosphere. Harry You, Coliseum’s Chairman, holder of 2,624,999 Class A Ordinary Shares and the sole outstanding Class B Ordinary Share and the sole member of the New Sponsor, was involved in initial efforts to organize RET through, among other things, the payment of approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET, and negotiation of certain of RET’s intellectual property license agreements. For more information, see “The Business Combination — Background of the Business Combination.”
The Board formed the Transaction Committee, which is a committee comprised of three independent members of the Board — Roland Rapp, Kenneth Rivers, and Walter Skowronski — and authorized it, by and on behalf of the Board to, among other things, review the terms of the Business Combination, review and engage in due diligence, engage in separate discussions with Coliseum management and Coliseum’s advisors regarding the Business Combination and retain an independent financial advisor and any other advisors if deemed necessary. The Board took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Board’s approval of the Business Combination. The Transaction Committee also engaged Needham to assist Coliseum management with its valuation of the RET business. In addition, Needham provided the Fairness Opinion, a copy of which is attached hereto as Annex J.
Based on its due diligence investigations of RET, and the industry in which it operates, including the financial and other information provided by RET in the course of Coliseum’s due diligence investigations, the Transaction Committee and the Board believe that the Business Combination with RET is fair, advisable, and in the best interests of Coliseum and its shareholders.
Although the Transaction Committee and Board believe that the Business Combination with RET presents a unique business combination opportunity and is fair, advisable, and in the best interests of Coliseum and its shareholders, the Transaction Committee and the Board also considered certain potentially material negative factors as well as certain potential conflicts of interest in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “The Business Combination — The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors”.

Q.
What will happen in the Business Combination?

The Business Combination ascribes a $45 million enterprise value to RET and is structured as follows:
(a)
On August 23, 2024, RET effected the Pre-Closing Recapitalization, which resulted in RET having three classes of capital stock, the Company Preferred Stock, the Company Class A Common Stock (with one vote per share each), and the Company Class B Common Stock (with fifteen votes per share each and which will be solely held by the RET Founders or their affiliates).

(b)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, pursuant to the SPAC Organizational Documents, the Public Shares which have been validly redeemed by a Public Shareholder, and not withdrawn, pursuant to the procedures described in this proxy statement/prospectus, will be redeemed for an amount of cash then on deposit in the Trust Account, calculated as of two business days prior to the Closing (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable), divided by the number of issued and outstanding Public Shares.

(c)
Prior to the Closing Date, and prior to the effective time of the SPAC Merger, Holdco will adopt and file with the Secretary of the Commonwealth of Massachusetts the Holdco A&R Articles and will adopt the Holdco A&R Bylaws, which together will govern the rights, privileges, and preferences of the holders of Holdco securities after the Closing. The Holdco A&R Articles will, among other things, implement the Dual Class Structure. The forms of Holdco A&R Articles and Holdco A&R Bylaws are attached to this proxy statement/ prospectus as Annex F and Annex G, respectively.

(d)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, the SPAC Class B Conversion will occur.

(e)
On the day immediately prior to the Closing Date, following the SPAC Class B Conversion and prior to the effective time of the SPAC Merger, pursuant to Extension Non-Redemption Agreements and the Sponsor Support Agreement, the Previous Sponsor and Sponsor Affiliate will forfeit and surrender for no consideration an aggregate of 606,971 Forfeited Shares, and Coliseum will issue a number of newly-issued Class A Ordinary Shares to the Extension Non-Redeeming Shareholders equal to such Forfeited Shares.

(f)
On the day immediately prior to the Closing Date, by virtue of the SPAC Merger and without any action on the part of the shareholders of Coliseum, (i) immediately prior to the effective time of the SPAC Merger, each Unit will be automatically separated into its component parts and the holder of each Unit will be deemed to hold one Class A Ordinary Share and one-third of one Warrant (provided that no fractional Warrants will be issued upon the separation of the Units and only whole Warrants will be assumed by Holdco and become Holdco Warrants), (ii) at the effective time of the SPAC Merger, each Class A Ordinary Share issued and outstanding immediately prior to the effective time of the SPAC Merger (including the Class A Ordinary Shares issued upon the separation of Units and SPAC Class B Conversion, but not including any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised redemption rights under the SPAC Organizational Documents, any Class A Ordinary Shares held in the treasury of Coliseum or any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised dissenters rights pursuant to the CACI) will be automatically converted into the right to receive one share of Holdco Class A Common Stock, and (iii) at the effective time of the SPAC Merger, each whole Warrant issued and outstanding immediately prior to the effective time of the SPAC Merger will be assumed by Holdco and will be exercisable for shares of Holdco Class A Common Stock in lieu of Class A Ordinary Shares.

(g)
At the effective time of the SPAC Merger, Merger Sub 1 will be renamed “Rainwater Acquisition Corp.”, its organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who are officers and directors of Holdco following the Closing.

(h)
On the Closing Date, by virtue of the Company Merger and without any action on the part of the holders of any shares of the capital stock of RET, (i) each outstanding share of Company Preferred Stock will be converted pursuant to its terms into shares of Company Class A Common Stock, (ii) each share of Company Class A Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (including the shares of Company Class A Common Stock issued upon the conversion of the Company Preferred Stock, but not including than any shares of Company Class A Common Stock held in the treasury of RET and any shares of Company Class A Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class A Common Stock equal to the Exchange Ratio and (ii) each share of Company Class B Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (other than any shares of Company Class B Common Stock held in the treasury of RET and any shares of Company Class B Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class B Common Stock equal to the Exchange Ratio. The “Exchange Ratio” will be equal to the quotient of (A) (i) $45,000,000 plus the amount of any Closing Offering with one or more bona fide third parties (which expressly excludes the RET Founders or their affiliates) which is structured as an investment directly into RET and is consummated and funded prior to the effectiveness of this Registration Statement divided by (ii) the Redemption Price, divided by (B) the total fully-diluted shares of Company Common Stock, assuming net exercise of outstanding Company Options and conversion of all outstanding convertible securities. The Redemption Price is estimated to be $11.22 as of September 30, 2024. Accordingly, assuming (x) there is no Closing Offering with bona fide third parties funded prior to the effectiveness of this Registration Statement, (y) there are 1,232 shares of Company Preferred Stock, 250 shares of Company Class A Common Stock, 40 shares of Company Class B Common Stock, and 1,500 Company Options outstanding on the Closing Date, which is the number of such securities outstanding as of the date of this proxy statement/prospectus, and (z) the Redemption Price is $11.22, which is the estimated Redemption Price as of September 30, 2024, the Estimated Exchange Ratio is approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock on an as-converted basis.

(i)
At the effective time of the Company Merger, each Company Option will be converted into the right to receive one Holdco Option on the same terms and conditions as are in effect with respect to such Company Option immediately prior to the effective time of the Company Merger (including with respect to vesting and termination-related provisions), except that (A) such Holdco Option will relate to such number of shares of Holdco Class A Common Stock (rounded down to the nearest whole share of Holdco Class A Common Stock) as is equal to (x) the number of shares of Company Class A Common Stock subject to such Company Option multiplied by (y) the Exchange Ratio, and (B) the exercise price per share of such Holdco Option will be equal to the quotient of (x) the exercise price per share of such Company Option in effect immediately prior to the Company Merger Effective Time divided by (y) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).

(j)
At the effective time of the Company Merger, RET’s organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who were officers and directors of RET immediately prior to the Closing.

Q.
What is the effect of the Dual Class Structure?

A.
At the effective time of the Company Merger, the Holdco A&R Articles will authorize two classes of Holdco Common Stock: Holdco Class A Common Stock and Holdco Class B Common Stock. Holdco Class A Common Stock will entitle the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock will be entitled to vote, and Holdco Class B Common Stock will entitle the holders thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote. Based on the 6,801,980 shares of Holdco Class

A Common Stock and 58,707 shares of Holdco Class B Common Stock expected to be outstanding immediately following the Closing (assuming the Maximum Redemptions Scenario and assuming no Closing Offering or other financing), the holders of Holdco Class A Common Stock are expected to have 6,801,980 votes in the aggregate and the holders of Holdco Class B Common Stock are expected to have 880,605 votes in the aggregate, respectively, on all matters submitted to the holders of shares of Holdco Common Stock for a vote. The Holdco Class B Common Stock will initially be exclusively held by the RET Founders. Accordingly, the Dual Class Structure will moderately increase the voting power of the RET Founders. If additional shares of Holdco Class B Common Stock are issued after the Closing, the effect of the Dual Class Structure on the concentration of voting control may increase. See “Risk Factors — The RET Founders will have substantial control over Holdco after the Business Combination, which could limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control” and “Risk Factors — The Dual Class Structure may have the effect of concentrating voting control with the holders of Holdco Class B Common Stock.”
Additionally, for so long as the RET Founders hold at least 20% of the number of shares of Holdco Class B Common Stock collectively held by them as of the Closing, the RET Founders will have rights that are different from unaffiliated shareholders, including the right to fill vacancies on the Holdco Board, to call special meetings of shareholders, and the Holdco A&R Articles will permit action by written consent of the shareholders and will require that amendments to the Holdco A&R Articles be approved by a majority of the shares of Holdco Common Stock entitled to vote in lieu of two-thirds of the shares of Holdco Common Stock entitled to vote on the matter. Future transfers by holders of Holdco Class B Common Stock will generally result in those shares converting to Holdco Class A Common Stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes.
The Dual Class Structure will terminate on the date that is five years after completion of the Business Combination, or earlier (i) at the option of the holder at any time, (ii) automatically on the date on which the RET Founders or their Permitted Transferees (as defined in the Holdco A&R Articles) collectively own twenty percent (20%) or less of the number of shares of Holdco Class B Common Stock collectively held by such persons or their Permitted Transferees immediately after the completion of the Business Combination, (iii) automatically upon the occurrence of a transfer of Holdco Class B Common Stock that is not a Permitted Transfer, and (iv) automatically on the date specified by the affirmative vote of the holders of Holdco Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the Holdco Class B Common Stock. The Holdco Class A Common Stock and the Holdco Class B Common Stock have identical economic rights, including dividend and liquidation rights. For more information, see “Description of Holdco’s Securities — Authorized Share Capital.”
Q.
What are the reasons for the structure and timing of the Business Combination?

A.
Coliseum is a blank check company incorporated in the Cayman Islands on February 5, 2021, whose business is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Following the June 2023 Transfer Transaction, described in more detail elsewhere in this proxy statement/prospectus, Coliseum’s new management and its advisors surveyed the landscape of potential acquisition opportunities for acquisition targets. From July 2023 to January 2024, Coliseum engaged in detailed discussions with six targets (in addition to RET). Coliseum management ultimately decided not to pursue such alternate targets, and instead focused its efforts on RET. RET had previously been the target of a potential business combination with dMY VI, a special purpose acquisition company affiliated with Harry You, which had been terminated, however, there was no agreement, arrangement, or understanding between RET and Mr. You to enter into a business combination with Coliseum or any alternate SPAC, and no agreement, arrangement, or understanding between Coliseum and Mr. You or the New Sponsor with respect to determining whether to explore a potential business combination with RET or to proceed with the Business Combination. Following the June 2023 Transfer Transaction, Coliseum’s management, including Mr. You, contacted Mr. Dacier to discuss a potential business combination between Coliseum and RET. The terms of the Business Combination Agreement are the result of negotiations between the representatives of Coliseum and RET, which occurred between August 2023 and June 2024. Given that the Combination Period is scheduled to end on December 25, 2024, the parties are seeking to close the Business Combination as soon as possible. For more information, see “The Business Combination — Background of the Business Combination.”
As described above and contemplated by the Business Combination Agreement, the Business Combination will be consummated via a multiple-merger structure (also known as “double dummy”), consisting of the SPAC Merger and the Company Merger. Under this structure, upon the consummation of the Business Combination, Holdco will be the public company listed on Nasdaq and each of RET (as the surviving entity of the Company Merger) and Merger Sub 1 (as the surviving company of the SPAC Merger) will be wholly-owned subsidiaries of Holdco. Accordingly, the business of developing, improving, and commercializing ionization rainfall generation technology will continue to be conducted by RET as a subsidiary of Holdco. The multiple-merger structure was chosen by the parties to the Business Combination Agreement for business and legal reasons, including the fact that, operationally, following the Business Combination conducted via the proposed structure, Holdco will be a holding company that will operate RET’s current business through its subsidiaries. Such structure is expected to provide Holdco with the flexibility to acquire additional businesses or assets, which may or may not be complementary to the RET business, as separate subsidiaries of Holdco, and to spin-off, split off or otherwise separate the ownership of such businesses or assets from that of RET if it is determined to be advisable, which is consistent with the expectations of RET’s and Coliseum’s respective management regarding the post- Business Combination corporate and operational structure. In addition, the transaction was structured in a manner so as not to result in U.S. federal income tax for U.S. Holders of Coliseum Class A Ordinary Shares. Assuming the SPAC Merger qualifies as an F Reorganization (as defined below), U.S. holders generally will not recognize taxable gain or loss on the SPAC Merger for U.S. federal income tax purposes (subject to certain exceptions described below). See the section entitled “Material U.S. Federal Income Tax Considerations.”
Q.
What will Coliseum shareholders receive in the Business Combination?

A.
Upon consummation of the SPAC Merger, each issued and outstanding Ordinary Share will be exchanged for 1 share of Holdco Class A Common Stock, subject to the terms and conditions of the Business Combination Agreement.

Q.
What will Coliseum Warrant holders receive in the Business Combination?

A.
Upon consummation of the SPAC Merger, each Warrant issued and outstanding immediately prior to the effective time of the SPAC Merger will be assumed by Holdco and will become a Holdco Warrant exercisable for shares of Holdco Class A Common Stock in lieu of Class A Ordinary Shares, subject to the terms and conditions of the Business Combination Agreement.

Q.
What will Coliseum Unit holders receive in the Business Combination?

A.
Immediately prior to the consummation of the SPAC Merger, each Unit of Coliseum then outstanding and not previously separated will be automatically separated into its component parts and the holder of each Unit will be deemed to hold one Class A Ordinary Share and one-third of one Public Warrant (provided that no fractional Warrants will be issued upon the separation of the Units and only whole Warrants will be assumed by Holdco and become Holdco Warrants). Upon the consummation of the SPAC Merger, each such Class A Ordinary Share will be exchanged for one share of Holdco Class A Common Stock and each whole Warrant will become a Holdco Warrant, in each case subject to the terms and conditions of the Business Combination Agreement.

Q.
What will RET shareholders receive in the Business Combination?

A.
Upon consummation of the Company Merger, (i) each outstanding share of Company Preferred Stock will be converted pursuant to its terms into shares of Company Class A Common Stock, (ii) each share of Company Class A Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (other than any shares of Company Class A Common Stock held in the treasury of RET and any shares of Company Class A Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class A Common Stock equal to the Exchange Ratio and (iii) each share of Company Class B Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (other than any shares of Company Class B Common Stock held in the treasury of RET and any shares of Company Class B Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class B Common Stock equal to the Exchange Ratio. The Exchange Ratio will be equal to the quotient of (A) (i) $45,000,000 plus the amount of any Closing Offering with one or more bona fide third parties (which expressly excludes the RET Founders or their affiliates) which is structured as an investment directly into RET and is consummated and funded prior to the effectiveness of this Registration Statement divided by (ii) the Redemption Price, divided by (B) the total fully-diluted shares of Company Common Stock, assuming net exercise of outstanding Company Options and conversion of all outstanding convertible securities. The Redemption Price is estimated to be $11.22 as of September 30, 2024. Accordingly, assuming (x) there is no Closing Offering with bona fide third parties funded prior to the effectiveness of this Registration Statement, (y) there are 1,232 shares of Company Preferred Stock, 250 shares of Company Class A Common Stock, 40 shares of Company Class B Common Stock, and 1,500 Company Options outstanding on the Closing Date, which is the number of such securities outstanding as of the date of this proxy statement/prospectus, and (z) the Redemption Price is $11.22, which is the estimated Redemption Price as of September 30, 2024, the Estimated Exchange Ratio is approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock on an as-converted basis.
Additionally, at the effective time of the Company Merger, each Company Option will be converted into the right to receive one Holdco Option on the same terms and conditions as are in effect with respect to such Company Option immediately prior to the effective time of the Company Merger (including with respect to vesting and termination-related provisions), except that (A) such Holdco Option will relate to such number of shares of Holdco Class A Common Stock (rounded down to the nearest whole share of Holdco Class A Common Stock) as is equal to (x) the number of shares of Company Class A Common Stock subject to such Company Option multiplied by (y) the Exchange Ratio, and (B) the exercise price per share of such Holdco Option will be equal to the quotient of (x) the exercise price per share of such Company Option in effect immediately prior to the Company Merger Effective Time divided by (y) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).
In considering the recommendation of the Board to vote in favor of approval of the Business Combination Proposal, Merger Proposal, and the Adjournment Proposal, unaffiliated Coliseum shareholders should keep in mind that the RET Founders and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated Coliseum shareholders. See “The Business Combination — Interests of the RET Founders in the Business Combination” and “Related Party Transactions” for more information related to certain transactions and arrangements between RET and the RET Founders.
Q.
Will Coliseum and RET obtain new financing in connection with the Business Combination and are there any arrangements to help ensure that Coliseum will have sufficient funds to consummate the Business Combination and that Holdco has sufficient funds to operate RET’s business following the Closing?

A.
The Business Combination Agreement requires Coliseum and RET to use commercially reasonable efforts to secure at Closing one or more financing commitments in the form of private placement transactions with institutional investors, backstops against redemptions of Public Shares, non-redemption agreements, or any other form of equity or equity-related financing, in each case on commercially reasonable and market-based terms reasonably acceptable to Coliseum and RET, acting together in good faith. Holdco will use the proceeds from the Closing Offering, together with the proceeds received from the Trust Account, for general corporate purposes. Unless waived by RET, RET’s obligation to consummate the Business Combination is conditioned on the sum of the funds held in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from certain equity financings, after giving effect to the exercise by Public Shareholders of their redemption rights and before the payment of transaction expenses, equaling or exceeding

$10,000,000. Coliseum and RET are actively seeking additional financing. However, if they are not successful in obtaining a Closing Offering, or if any financing, together with the cash held in the Trust Account, is not sufficient to meet the Minimum Cash Condition, RET can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, there has been no, and there are no commitments for, a Closing Offering or other financing. The parties intend to satisfy the Minimum Cash Condition through the retention of Public Shares. The unaudited pro forma combined financial information presents the Business Combination with no Closing Offering.
Q.
What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?

The following table illustrates estimated ownership levels in Holdco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders, excluding the dilutive effect of Public Warrants, Private Placement Warrants, and Holdco Options. Such table also assumes there is no Closing Offering or other financing.
	No Additional Redemptions Scenario				25% Redemptions Scenario				Maximum Redemptions Scenario
Shareholder	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)
Paul Dacier(2)	1,869,760	18,786	24.3%	25.1%	1,869,760	18,786	25.8%	26.5%	1,869,760	18,786	27.5%	28.0%
Niccolo de Masi(3)	93,697	16,438	1.4%	4.0%	93,697	16,438	1.5%	4.2%	93,697	16,438	1.6%	4.4%
Harry You(4)	2,397,377	23,483	31.2%	32.1%	2,397,377	23,483	33.1%	33.8%	2,397,377	23,483	35.3%	35.8%
SPAC Public Shareholders(5)(8)	1,787,112	—	23.0%	20.8%	1,340,334	—	18.3%	16.5%	891,266	—	13.0%	11.6%
Previous Sponsor(6)	942,909	—	12.2%	11.0%	942,909	—	12.9%	11.6%	942,909	—	13.7%	12.3%
Extension Non-Redeeming Holders(7)	606,971	—	7.8%	7.1%	606,971	—	8.3%	7.5%	606,971	—	8.8%	7.9%
TOTAL	7,697,826	58,707	100.0%	100.0%	7,251,048	58,707	100.0%	100.0%	6,801,980	58,707	100.0%	100.0%

(1)
Each share of Holdco Class A Common Stock will entitle the holder thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and each share of Holdco Class B Common Stock will entitle the holder thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote.

(2)
As of immediately prior to the Closing, Mr. Dacier holds 1,232 shares of Company Preferred Stock, 51 shares of Company Class A Common Stock, and 13 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock.

(3)
As of immediately prior to the Closing, Mr. de Masi holds 64 shares of Company Class A Common Stock and 11 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 93,697 shares of Holdco Class A Common Stock and 16,438 shares of Holdco Class B Common Stock. Excludes shares of Holdco Class A Common Stock issuable upon the exercise of 728,810 Holdco Options held by Mr. de Masi after the Closing.

(4)
As of immediately prior to the Closing, Mr. You holds (i) 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, which shares will be exchanged in the Company Merger for an aggregate of 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock and (ii) 2,200,120 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 2,200,120 shares of Holdco Class A Common Stock. Excludes 424,880 Forfeited Shares pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement. Excludes shares issuable upon the exercise of 2,257,500 Private Placement Warrants held by the New Sponsor, which entity is wholly-owned by Harry You, shares issuable upon the potential conversion of $650,000 of outstanding Working Capital Loans into warrants and upon the exercise of such warrants, and shares issuable upon the exercise of 1,457,621 Holdco Options held by Mr. You after the Closing.
(5)
Excludes shares issuable upon the exercise of 5,000,000 Public Warrants.

(6)
As of immediately prior to the Closing, the Previous Sponsor holds 942,909 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 942,909 shares of Holdco Class A Common Stock. Excludes 182,091 Forfeited Shares pursuant to the terms of the Sponsor Support Agreement. Excludes shares issuable upon the exercise of 967,600 Private Placement Warrants.

(7)
Represents shares issuable pursuant to the Extension Non-Redemption Agreements.

(8)
On November 22, 2023, Coliseum engaged Meteora, who also holds Public Shares, to provide Coliseum with consulting, advisory and related services with respect to the November 2023 extension. In exchange, Coliseum agreed to pay Meteora a total of $250,000 as an upfront cash payment and a Deferred Consulting Fee payable at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora’s Deferred Consulting Fee will be satisfied by the issuance of 100,000 Founder Shares at the time of Closing in lieu of the cash payment. Coliseum assumes that Meteora will hold at least 100,000 Public Shares through the consummation of the Business Combination in order to receive the Deferred Consulting Fee in cash, and that Meteora will therefore be paid approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.

Share ownership presented in the table above is only presented for illustrative purposes and does not necessarily reflect what Holdco’s share ownership will be after the Closing. Coliseum cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages and voting power of current Coliseum shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience dilution as a result of the Business Combination. The Public Shareholders currently own 32.3% of the Coliseum Class A Ordinary Shares. As noted in the above table, if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 32.3% of the Class A Ordinary Shares prior to the Business Combination to owning 23.0% of the total Holdco Common Stock outstanding. As redemptions increase, the overall percentage ownership and voting percentage held by the RET Founders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. The table presented also assumes that there is no Closing Offering and no other financing. If Coliseum, RET, or Holdco obtains financing prior to the Closing, it could further dilute the share ownership of Coliseum Public Shareholders. Further, the table presented does not include the dilutive effect of Public Warrants, Private Placement Warrants, and Holdco Options. Each Public Warrant and each Private Placement Warrant outstanding at the Closing will be exercisable commencing 30 days after the Closing for 1 share of Holdco Class A Common Stock at an exercise price of $11.50 per share. If each such outstanding warrant is exercised for cash, Holdco’s fully-diluted share capital will increase by a total of 8,225,000 shares of Holdco Class A Common Stock with $94,587,500 paid to Holdco to exercise the warrants (or a total of 8,658,333 shares and $99,570,833 if the $650,000 of Working Capital Loans outstanding as of the date of this proxy statement/prospectus are converted into 433,333 Private Placement Warrants and such Private Placement Warrants are also exercised). Each Holdco Option outstanding at the Closing will be exercisable immediately for 1 share of Holdco Class A Common Stock at an estimated exercise price of $2.03 per share, based on the Estimated Exchange Ratio in the Business Combination. If each such outstanding option is exercised for cash, Holdco’s fully-diluted share capital will increase by a total of 2,186,431 shares of Holdco Class A Common Stock with $4,438,455 paid to Holdco to exercise the options. For more information about the consideration to be received in the Business Combination, these scenarios and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information”. See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Common Stock as consideration in the Business Combination and due to future issuances of equity awards to RET employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.”
Dilutive Instruments
The table below shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the conversion of $650,000 of outstanding working capital notes into Private Placement Warrants at a conversion price of $1.50 per warrant, the exercise of all Public Warrants and Private Placement Warrants, which are exercisable for one share of Holdco Class A Common Stock at a price of $11.50 per share, and the exercise of all Holdco Options for cash, which are each exercisable for one share of Holdco Class A Common Stock at a price of $2.03 per share (based on the Estimated Exchange Ratio). Such table assumes there is no Closing Offering or other financing.
	No Additional Redemptions Scenario				25% Redemptions Scenario				Maximum Redemptions Scenario
Shareholder	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)
Paul Dacier(2)	1,869,760	18,786	10.2%	11.1%	1,869,760	18,786	10.4%	11.3%	1,869,760	18,786	10.7%	11.6%
Niccolo de Masi(3)	822,507	16,438	4.5%	5.5%	822,507	16,438	4.6%	5.6%	822,507	16,438	4.7%	5.8%
Harry You(4)	3,854,998	23,483	20.9%	21.7%	3,854,998	23,483	21.4%	22.2%	3,854,998	23,483	21.9%	22.7%
SPAC Public Shareholders(5)(8)	1,787,112	—	9.6%	9.2%	1,340,334	—	7.4%	7.1%	891,266	—	5.0%	4.8%
Previous Sponsor(6)	942,909	—	5.1%	4.9%	942,909	—	5.2%	5.0%	942,909	—	5.3%	5.1%
Extension Non-Redeeming Holders(7)	606,971	—	3.3%	3.1%	606,971	—	3.3%	3.2%	606,971	—	3.4%	3.3%
Public Warrants(9)	5,000,000	—	26.9%	25.7%	5,000,000	—	27.5%	26.3%	5,000,000	—	28.2%	27.0%
Private Placement Warrants(10)	3,225,000	—	17.3%	16.6%	3,225,000	—	17.8%	17.0%	3,225,000	—	18.2%	17.4%
Working Capital Notes(11)	433,333	—	2.3%	2.2%	433,333	—	2.4%	2.3%	433,333	—	2.4%	2.3%
TOTAL	18,542,590	58,707	100.0%	100.0%	18,095,812	58,707	100.0%	100.0%	17,646,744	58,707	100.0%	100.0%

(1)
Each share of Holdco Class A Common Stock will entitle the holder thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and each share of Holdco Class B Common Stock will entitle the holder thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote.

(2)
As of immediately prior to the Closing, Mr. Dacier holds 1,232 shares of Company Preferred Stock, 51 shares of Company Class A Common Stock, and 13 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock.

(3)
As of immediately prior to the Closing, Mr. de Masi holds 64 shares of Company Class A Common Stock and 11 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 93,697 shares of Holdco Class A Common Stock and 16,438 shares of Holdco Class B Common Stock. Includes 728,810 shares of Holdco Class A Common Stock issuable upon the exercise of 728,810 Holdco Options held by Mr. de Masi after the Closing assuming such options are exercised for cash.

(4)
As of immediately prior to the Closing, Mr. You holds (i) 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, which shares will be exchanged in the Company Merger for an aggregate of 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock and (ii) 2,200,120 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 2,200,120 shares of Holdco Class A Common Stock. Includes 1,457,621 shares of Holdco Class A Common Stock issuable upon the exercise of 1,457,621 Holdco Options held by Mr. You after the Closing assuming such options are exercised for cash. Excludes 424,880 Forfeited Shares pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement. Excludes shares issuable upon the exercise of 2,257,500 Private Placement Warrants held by the New Sponsor, which entity is wholly-owned by Harry You, which shares are presented in the row titled “Private Placement Warrants” and shares issuable upon the potential conversion of $650,000 of outstanding Working Capital Loans into warrants and upon the exercise of such warrants, which shares are presented in the row titled “Working Capital Notes”.
(5)
Excludes shares issuable upon the exercise of 5,000,000 Public Warrants, which shares are presented in the row titled “Public Warrants”.

(6)
As of immediately prior to the Closing, the Previous Sponsor holds 942,909 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 942,909 shares of Holdco Class A Common Stock. Excludes 182,091 Forfeited Shares pursuant to the terms of the Sponsor Support Agreement. Excludes shares issuable upon the exercise of 967,600 Private Placement Warrants, which shares are presented in the row titled “Private Placement Warrants”.

(7)
Represents shares issuable pursuant to the Extension Non-Redemption Agreements.

(8)
On November 22, 2023, Coliseum engaged Meteora, who also holds Public Shares, to provide Coliseum with consulting, advisory and related services with respect to the November 2023 extension. In exchange, Coliseum agreed to pay Meteora a total of $250,000 as an upfront cash payment and a Deferred Consulting Fee payable at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora’s Deferred Consulting Fee will be satisfied by the issuance of 100,000 Founder Shares at the time of Closing in lieu of the cash payment. Coliseum assumes that Meteora will hold at least 100,000 Public Shares through the consummation of the Business Combination in order to receive the Deferred Consulting Fee in cash, and that Meteora will therefore be paid approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.

(9)
Reflects shares of Holdco Class A Common Stock issuable upon the exercise of the Public Warrants sold as part of the Units in Coliseum’s IPO, assuming all such Public Warrants are exercised for cash immediately upon the Closing.

(10)
Reflects shares of Holdco Class A Common Stock issuable upon the exercise of the Private Placement Warrants, assuming all such Private Placement Warrants are exercised for cash immediately upon the Closing.

(11)
Reflects shares of Holdco Class A Common Stock issuable upon the potential conversion of $650,000 of Coliseum working capital notes outstanding as of the date of this proxy statement/prospectus, into Private Placement Warrants at a conversion price of $1.50 per warrant pursuant to the terms of such notes, and the exercise of such Private Placement Warrants, assuming such notes are fully converted and such warrants are exercised for cash immediately upon the Closing.

Per Share Value
In addition to the changes in percentage ownerships depicted above, variation in the levels of redemption will impact the dilutive effect of certain equity issuances related to the Business Combination. As illustrated in the table below, increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming shareholders.

	No Additional Redemptions Scenario		25% Redemptions Scenario		Maximum Redemptions Scenario
	Shares	Per Share Equity Value(1)	Shares	Per Share Equity Value(2)	Shares	Per Share Equity Value(3)
Base Scenario(4)	7,756,533	$11.22	7,309,755	$11.22	6,860,687	$11.22
Assuming all Public Warrants are Exercised(5)	12,756,533	$11.33	12,309,755	$11.33	11,860,687	$11.34
Assuming all Private Placement Warrants are Exercised(6)	10,981,533	$11.30	10,534,755	$11.31	10,085,687	$11.31
Assuming all Working Capital Notes are Converted into Private Placement Warrants and all such Private Placement Warrants are Exercised(7)	8,189,866	$11.23	7,743,088	$11.24	7,294,020	$11.24
Assuming all Holdco Options are exercised(8)	9,942,964	$9.20	9,496,186	$9.10	9,047,118	$9.00
Assuming all Public Warrants, all Private Placement Warrants, all Working Capital Notes, and all Holdco Options are exercised(9)	18,601,297	$10.27	18,154,519	$10.25	17,705,451	$10.22

(1)
In the Base Scenario, based on a post-transaction equity value of Holdco of approximately $87.0 million, calculated based on the number of shares times an ascribed value per share of $11.22, which is the estimated Redemption Price per share of the Public Shares as of September 30, 2024, and is the per share price used to determine the number of shares of Holdco Common Stock issuable to Company Shareholders for the Estimated Exchange Ratio pursuant to the Business Combination Agreement.

(2)
Based on a post-transaction equity value of Holdco of approximately $82.0 million (or approximately $87.0 million less the approximately $5.0 million that would be paid from the Trust Account to redeem 446,778 Public Shares in the 25% Redemptions Scenario, using an estimated Redemption Price Per share of $11.22 as of September 30, 2024).

(3)
Based on a post-transaction equity value of Holdco of approximately $77.0 million (or approximately $87.0 million less the approximately $10.0 million that would be paid from the Trust Account to redeem 895,846 Public Shares in the Maximum Redemptions Scenario, using an estimated Redemption Price Per share of $11.22 as of September 30, 2024).

(4)
The Base Scenario represents (i) 1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock held by Paul Dacier, (ii) 93,697 shares of Holdco Class A Common Stock and 16,438 shares of Holdco Class B Common Stock held by Niccolo de Masi, (iii) 2,397,377 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock held by Harry You, (iv) 942,909 shares of Holdco Class A Common Stock held by the Previous Sponsor, (v) 606,971 shares of Holdco Class A Common Stock held by the parties to the Extension Non-Redemption Agreements, and (vi) 1,787,112 Public Shares in the No Additional Redemptions Scenario, 1,340,334 Public Shares in the 25% Redemptions Scenario, and 891,266 Public Shares in the Maximum Redemptions Scenario, respectively.

(5)
Represents the Base Scenario plus the full exercise of 5,000,000 Public Warrants outstanding for a cash exercise price of $11.50 per share.

(6)
Represents the Base Scenario plus the full exercise of 3,225,000 Private Placement Warrants outstanding for a cash exercise price of $11.50 per share.

(7)
Represents the Base Scenario plus the full conversion of $650,000 of Coliseum working capital notes outstanding as of the date of this proxy statement/prospectus, into 433,333 Private Placement Warrants using a conversion price of $1.50 per warrant pursuant to the terms of such notes, and the full exercise of such Private Placement Warrants for a cash exercise price of $11.50 per share.

(8)
Represents the Base Scenario plus the full exercise of 2,186,431 Holdco Options for a cash exercise price of $2.03 per share.

(9)
Represents the Base Scenario plus the full exercise of the Public Warrants, Private Placement Warrants, and Private Placement Warrants issuable upon conversion of the working capital notes for a cash exercise price of $11.50 per share, and the full exercise of Holdco Options for a cash exercise price of $2.03 per share.

Q.
What is the effective purchase price attributed to the Holdco Common Stock to be received by the Public Shareholders, the Previous Sponsor, the New Sponsor, the Sponsor Affiliate, and the RET Shareholders at Closing?

A.
Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of Holdco Class A Common Stock for each Coliseum Class A Ordinary Share held by them immediately prior to the SPAC Merger. While Coliseum cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares as part of the Units sold in Coliseum’s IPO for $10.00 per Unit, the effective purchase price paid per share of Holdco Class A Common Stock issued to each Public Shareholder at Closing would be $10.00.

In connection with Coliseum’s IPO, the Previous Sponsor paid an aggregate of $25,000 for 4,312,500 Founder Shares, or approximately $0.006 per share, and an aggregate of $4,837,500 for 3,225,000 Private Placement Warrants, or $1.50 per Warrant. In connection with the Transfer Transaction, the New Sponsor purchased a portion of such Founder Shares and Private Placement Warrants for a purchase price of $1.00 plus the obligation to fund Contributions to Coliseum’s Trust Account in connection with the First Extension (Mr. You funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. On June 26, 2023, the Transfer Transaction was completed and immediately thereafter the Previous Sponsor elected to convert each of the remaining 1,125,000 Class B Ordinary Shares it held into Class A Ordinary Shares on a one-for-one basis and Sponsor Affiliate elected to convert 2,624,999 of the 2,625,000 Class B Ordinary Shares he held into Class A Ordinary Shares on a one for one basis, with such conversions occurring pursuant to the terms of the SPAC Organizational Documents. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor. Pursuant to the Extension Non-Redemption Agreements and the Sponsor Support Agreement, immediately prior to the consummation of the Business Combination, the Sponsor Affiliate and the Previous Sponsor will forfeit and surrender for no consideration an aggregate of 606,971 Founder Shares, and Coliseum will issue a number of newly-issued Class A Ordinary Shares to the non-redeeming holders equal to such Forfeited Shares. In connection with the SPAC Merger and the Business Combination, the remaining 3,143,029 Founder Shares held by the Previous Sponsor and Sponsor Affiliate will be exchanged on a one-for-one basis into shares of Holdco Class A Common Stock, valued at $10.00 per share.
The RET Shareholders (which includes Harry You) will receive a number of shares of Holdco Common Stock in the Company Merger representing an enterprise value of $45 million to RET, with the exact number of shares to be determined by the Exchange Ratio. The value per share used in the Exchange Ratio is the Redemption Price for the Public Shares. For illustrative purposes, all post-closing Holdco securities presented in this proxy statement/prospectus were calculated using a 1,458 Estimated Exchange Ratio, which is based on the number of shares of Company Common Stock (on an as-converted basis) outstanding as of August 23, 2024 and an estimated Redemption Price of $11.22 as of September 30, 2024.
For more information, see the “Per Share Value” table within the question and answer entitled “What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?”
As of the date of this proxy statement/prospectus, there has been no, and there are no commitments for a Closing Offering or other financing and no further non-redemption agreements between Coliseum and any Public Shareholders or prospective Public Shareholders. The decision of whether to enter into any such agreements will be made by the parties based on, among other things, market conditions and the assessment of the level of potential redemptions of Public Shares, taking into account the high level of redemptions in recent SPAC business combination transactions. Any such additional agreements will be disclosed prior to the redemption deadline in this proxy statement/prospectus, a press release or a Current Report on Form 8-K.

Q.
Who are the Previous Sponsor, the New Sponsor, and Sponsor Affiliate?

A.
Coliseum Acquisition Sponsor, LLC, a Delaware limited liability company, which we refer to in this proxy statement/prospectus as the “Previous Sponsor”, was formed prior to the IPO for the purpose of acting as the sponsor of Coliseum. The Previous Sponsor was responsible for organizing, directing and managing the business and affairs of Coliseum from its incorporation, through the consummation of the IPO, and until the Transfer Transaction was consummated. The Previous Sponsor’s activities included identifying and negotiating terms with the underwriter of Coliseum’s IPO, other third-party service providers such as Coliseum’s auditors and legal counsel, and Coliseum’s original directors and officers, and searching for and negotiating with potential business combination targets. Other than its investment in Coliseum and its work on behalf of Coliseum, the Previous Sponsor is not engaged in any business. The Previous Sponsor made an initial investment of $25,000 on February 17, 2021, to cover certain pre-IPO expenses, in exchange for the issuance of 4,312,500 Founder Shares, or approximately $0.006 per share, which included an aggregate of up to 562,500 Founder Shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full. Upon the expiration of the over-allotment option on August 6, 2021, the Previous Sponsor forfeited 562,500 Founder Shares, resulting in a total of 3,750,000 Founder Shares held by the Previous Sponsor. In connection with the closing of the IPO, the Previous Sponsor purchased 3,225,000 Private Placement Warrants at a price of $1.50 per warrant, for an aggregate purchase price of $4,837,500.

Berto LLC, a Delaware limited liability company, which we refer to in this proxy statement/prospectus as the “New Sponsor”, was formed in connection with the Transfer Transaction for the purpose of acting as the sponsor of Coliseum from and after the closing of the Transfer Transaction. Other than its investment in Coliseum and its work on behalf of Coliseum, the New Sponsor is not engaged in any business. The New Sponsor is controlled by Harry L. You, Coliseum’s Chairman of the Board, who we refer to in this proxy statement/prospectus as the “Sponsor Affiliate”. No other person has a direct or indirect material interest in the New Sponsor. The New Sponsor and Harry You are not affiliates of the Previous Sponsor, and such persons do not have any other material interest in or material relationship with the Previous Sponsor.
On June 15, 2023, Coliseum, the Previous Sponsor and the New Sponsor entered into the Purchase Agreement, pursuant to which, among other things, the Previous Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from Previous Sponsor an aggregate of 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants held by the Previous Sponsor for an aggregate purchase price of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. On June 26, 2023, the Transfer Transaction was completed and immediately thereafter the Previous Sponsor elected to convert each of the remaining 1,125,000 Class B Ordinary Shares it held into Class A Ordinary Shares on a one-for-one basis and Sponsor Affiliate elected to convert 2,624,999 of the 2,625,000 Class B Ordinary Shares he held into Class A Ordinary Shares on a one for one basis, with such conversions occurring pursuant to the terms of the SPAC Organizational Documents. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor.
Following the Transfer Transaction, the Previous Sponsor and previous management team of Coliseum have had no ongoing involvement with Coliseum. The Previous Sponsor has no representation on the current Board or in the current management of Coliseum. The Previous Sponsor is a passive holder of Founder Shares and Private Placement Warrants. It has no right to participate and did not participate in the decision to pursue the Business Combination with RET or in the approval of the Business Combination.

Following the Transfer Transaction, the New Sponsor, controlled by the Sponsor Affiliate, is responsible for funding required Contributions and New Contributions in connection with the First Extension and Third Extension, respectively. The New Sponsor and Sponsor Affiliate also provide working capital and advance funds used for transaction expenses to Coliseum from time to time. The New Sponsor provides administrative, financial and support services to Coliseum, for which it is paid $10,000 per month until the earlier of the Closing or liquidation of Coliseum pursuant to an administrative services agreement. The Sponsor Affiliate identified Coliseum’s new management team and Board following the Transfer Transaction and, as the holder of the sole outstanding Class B Ordinary Share, has the sole right to appoint or remove directors of Coliseum prior to the closing of a business combination. The Sponsor Affiliate, Harry You, serves as Chairman of the Board and his material roles and responsibilities, as provided by the SPAC Organizational Documents, include, calling, adjourning, and chairing a general meeting, exercising a tie-breaking vote in the event needed, proposing amendments to the SPAC Organizational Documents, and together with other directors, managing the business of Coliseum (subject to the provisions of the CACI and the SPAC Organizational Documents) and delegating such management power to authorized officers.
In connection with the Transfer Transaction, Coliseum appointed Charles Wert to serve as Chief Executive Officer and as a member of the Board and Oanh Truong to serve as Chief Financial Officer, Harry You to serve as Chairman of the Board, and Roland Rapp, Kenneth Rivers and Walter Skowronski to serve on the Board. The biographies of Mr. You and all of our other directors and officers appear in the section of this proxy statement/prospectus titled “Information About Coliseum.”
Mr. You and Coliseum’s management team have sponsored seven prior special purpose acquisition companies, which are summarized in the following table:
SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of New Sponsor and Coliseum Management
GTY Technology Holdings Inc. (“GTY”)
October 2016
$552 million
On October 30, 2018, GTY held a special meeting of shareholders to extend the date by which it must complete a business combination from November 1, 2018 to May 1, 2019. In connection with the extension, approximately 34,011,538 public shares were redeemed, or approximately 65% redemptions.

February 2019 Several businesses in the software as a service and cloud software industry: Bonfire Interactive Ltd., CityBase, Inc., eCivis Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc., and Sherpa Government Solutions LLC.
In connection with the vote to approve such business combination, 11,073,040 public shares were redeemed, which, together with the shares redeemed in connection with the extension, totals approximately 86% redemptions.
N/A. Acquired by GI Partners, a private equity firm, in July 2022.
Harry You: Sponsor and promoter of GTY prior to its business combination; Chief Financial Officer from September 2016 to August 2019 and President in May 2019 and from September 2016 to February 2019; Vice Chairman of the board of GTY from February 2019 to July 2022.
Charles Wert: director and chairman of the audit committee from completion of its initial public offering in 2016 until the completion of its merger with GI Georgia Midco, Inc. in 2022.

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of New Sponsor and Coliseum Management
dMY Technology Group, Inc. (“dMY I”)	February 2020 $230 million There was no vote held to extend the date by which dMY I must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	December 2020 Rush Street Interactive, Inc., an online casino and sports wagering company. In connection with the vote to approve such business combination, 485 public shares were redeemed, or less than 0.01% of the outstanding public shares.	$14.42
Harry You: Sponsor and promoter of dMY I prior to its business combination; director of dMY I from September 2019 to December 2020 and director of Rush Street Interactive from December 2020 to June 2022.

dMY Technology Group, Inc. II (“dMY II”)	August 2020 $276 million There was no vote held to extend the date by which dMY II must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	April 2021 Genius Sports Group, a sports betting company. In connection with the vote to approve such business combination, 1,296 public shares were redeemed, or less than 0.01% of the outstanding public shares.	$10.04	Harry You: Sponsor and promoter of dMY II prior to its business combination; director of dMY II from June 2020 to April 2021 and director of Genius Sports from April 2021 to December 2022.
dMY Technology Group, Inc. III (“dMY III”)	November 2020 $300 million There was no vote held to extend the date by which dMY III must consummate a business combination because it consummated its initial business combination within 24 months from the closing	October 2021 IonQ, Inc., a quantum computing business. In connection with the vote to approve such business combination, 954,523 public shares were redeemed, or approximately 3.2% of the outstanding public shares.	$36.50	Harry You: Sponsor and promoter of dMY III. Director of dMY III from November 2020 to October 2021 and director of IonQ from October 2021 to present.

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of New Sponsor and Coliseum Management
	of its initial public offering.
dMY Technology Group, Inc. IV (“dMY IV”)	March 2021 $340 million There was no vote held to extend the date by which dMY IV must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	December 2021 Planet Labs PBC, an Earth observation and analysis company. In connection with the vote to approve such business combination, 702,522 public shares were redeemed, or approximately 2.0% of the outstanding public shares.	$3.93	Harry You: Sponsor and promoter of dMY IV; director of dMY IV from December 2020 to December 2021 and director of Planet Labs from December 2021 to April 2023.
dMY Technology Group, Inc. VI (“dMY VI”)	October 2021 $241.5 million There was no vote held to extend the date by which dMY VI must consummate a business combination.	Target was RET. Liquidated without completing a business combination.	N/A	Harry You: Sponsor and promoter; co-chairman of the board from April 2021 to April 2023.
dMY Squared Technology Group Inc. (“dMY Squared”)	October 2022 $63.2 million On January 2, 2024, dMY Squared held a special meeting of shareholders to extend the date by which it must complete a business combination from January 4, 2024 to January 29, 2024 and month to month thereafter up to December 29, 2025 provided that $50,000 is deposited into	Searching for a target business	$10.65	Harry You: Sponsor and promoter of dMY Squared; chairman of the board since March 2022 and CFO since February 2022; Co-CEO from March 2022 to March 2023.

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of New Sponsor and Coliseum Management
the trust account for each month of the extension. In connection with the extension, approximately 3,980,414 public shares were redeemed.

(1)
Reflects the closing price on NYSE of the listed class of common stock on November 29, 2024.

Past performance by our management team, including with respect to each of GTY, dMY I, dMY II, dMY III, dMY IV, dMY VI, and dMY Squared is not a guarantee of success with respect to the Business Combination with RET. You should not rely on the historical record of the performance of our management team or businesses associated with them, including dMY I, dMY II, dMY III, dMY IV and dMY VI, and dMY Squared as indicative of our future performance of an investment in Coliseum or Holdco or the returns we will, or are likely to, generate going forward.
Harry You was involved in initial efforts to organize RET through, among other things, the payment of approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET, and negotiation of certain of RET’s intellectual property license agreements. However, there was no agreement, arrangement, or understanding between RET and Mr. You to enter into a business combination with Coliseum or any alternate SPAC, and no agreement, arrangement, or understanding between Coliseum and Mr. You or the New Sponsor with respect to determining whether to explore a potential business combination with RET or to proceed with the Business Combination.
For information about conflicts of interest with respect to the New Sponsor, see “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination.” For information about the compensation of the New Sponsor and our officers and directors, see “Information About Coliseum — Executive and Director Compensation.” For information about the securities owned by the New Sponsor, including transfer restrictions and required forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Party Transactions”.
Q.
Why was the Transaction Committee formed?

A.
The Board formed the Transaction Committee, which is a committee comprised of three independent members of the Board, Roland Rapp, Kenneth Rivers, and Walter Skowronski, and authorized it, by and on behalf of the Board to, among other things, review the terms of the Business Combination, review and engage in due diligence, engage in separate discussions with Coliseum management and Coliseum’s advisors regarding the Business Combination and retain an independent financial advisor and any other advisors if deemed necessary. The Board took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Board’s approval of the Business Combination. The Transaction Committee also engaged Needham to assist Coliseum management with its valuation of the RET business. Additionally, Mr. You recused himself from participating in any deliberations by the Board regarding the Business Combination. In addition, Needham provided the Fairness Opinion, a copy of which is attached hereto as Annex J. For a more complete description of potential conflict of interests in the Business Combination, please see the section entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination.” For additional information regarding the Transaction Committee, see the subsection entitled “The Business Combination — The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination”.
Q.
Did the Board or Transaction Committee obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination?

A.
Yes. In September 2024, the Transaction Committee obtained the Fairness Opinion. The Fairness Opinion is an opinion from Needham as to the fairness, as of the date of the opinion, from a financial point of view, to the holders of Class A Ordinary Shares (other than the Excluded Holders) of the consideration to be delivered by Holdco to the equityholders of RET pursuant to the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by Needham, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Opinion of Needham & Company, LLC”. A copy of the Fairness Opinion is attached hereto as Annex J.

Needham provided its opinion for the information and assistance of the Transaction Committee in connection with and for the purpose of the Transaction Committee’s evaluation of the transactions contemplated by the Business Combination Agreement. Needham’s opinion does not address any other aspect of the Business Combination, or any related transaction, and does not constitute a recommendation to any shareholder of Coliseum as to how that shareholder should vote or act on any matter relating to the Business Combination. Needham did not express any opinion as to the value of Holdco Common Stock or Holdco Warrants when issued pursuant to the Business Combination or the prices at which Coliseum Ordinary Shares or Coliseum Warrants or Holdco Common Stock or Holdco Warrants will actually trade at any time.
Q.
Has the announcement of the Business Combination affected the trading price of the Class A Ordinary Shares?

On June 25, 2024, the last trading day prior to the public announcement of the Business Combination, Coliseum’s Units, Class A Ordinary Shares and Public Warrants closed at $10.89, $10.96 and $0.04, respectively. As of November 26, 2024, the Record Date, the closing price for each Coliseum Units, Class A Ordinary Shares and Public Warrants was $11.05, $11.20 and $0.11, respectively.
Q.
Are there material differences between my rights as a Coliseum shareholder and my rights as a Holdco shareholder?

A.
Yes. There are certain material differences between your rights as a Coliseum shareholder and your rights as a Holdco shareholder. Please read the sections entitled “Description of Holdco Securities” and “Comparison of Corporate Governance and Shareholder Rights.”

Q.
Do I have redemption rights?

A.
If you are a holder of Public Shares, you have the right to demand that Coliseum redeem such shares for a pro rata portion of the cash held in Coliseum’s Trust Account (including interest earned on the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable). Coliseum sometimes refers to these rights to demand redemption of the Public Shares as “redemption rights.” The Previous Sponsor, the New Sponsor, and Coliseum’s officers and directors entered into a letter agreement, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a business combination. Such redemption rights waiver was provided at the time of the IPO (with respect to the Previous Sponsor and Coliseum’s prior officers and directors) and at the time of the Transfer Transaction (with respect to the New Sponsor and Sponsor Affiliate) without any separate consideration paid.

The closing price of the Class A Ordinary Shares on November 26, 2024, the Record Date, was $11.20. The cash held in the Trust Account on the Record Date was approximately $20.3 million ($11.36 per Public Share). Prior to exercising redemption rights, Public Shareholders should verify the market price of the Class A Ordinary Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Coliseum cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in the Class A Ordinary Shares when Public Shareholders wish to sell their shares. For information on the impact of redemptions on the per-share value of the Public Shares owned by non-redeeming shareholders, the “Per Share Value” table within the question and answer entitled “What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?”.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.
Unlike other special purpose acquisition companies, the SPAC Organizational Documents do not prohibit Coliseum from redeeming Public Shares if such redemption would cause Coliseum’s net tangible assets to be less than $5,000,001 following such redemption, provided that Coliseum is not immediately prior to Closing, and Holdco is not upon the Closing, a “penny stock” issuer. Accordingly, if redemptions in connection with the Business Combination would cause Holdco’s net tangible assets to be less than $5,000,001 after consummation of the Business Combination and Coliseum and Holdco do not meet another exemption from the “penny stock” rule (such as the Holdco Class A Common Stock being listed on Nasdaq, or the price of the Holdco Class A Common Stock exceeding $5.00), then Coliseum may be prohibited from consummating the Business Combination. See “Risk Factors — The SPAC Organizational Documents will prohibit Coliseum from consummating the Business Combination if Coliseum immediately prior to Closing or Holdco upon the closing would be a “penny stock” issuer.”
Q.
Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?

A.
No. You may exercise your redemption rights irrespective of whether you vote your Public Shares for or against the Business Combination Proposal, Merger Proposal, or any other proposal described by this proxy statement/prospectus and regardless of whether you hold Public Shares on the Record Date. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q.
How do I exercise my redemption rights?

A.
If you are a holder of Public Shares or Units and wish to exercise your redemption rights, you must, (i) if you hold your Public Shares through Units, elect to separate your Units into the underlying Public Shares and Warrants and (ii) prior to 5:00 p.m., Eastern Time, on December 19, 2024 (two business days prior to the scheduled vote at the Extraordinary General Meeting), (A) submit a written request to the Transfer Agent that Coliseum redeem all or a portion of your Public Shares for cash, which request must include the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested and (B) deliver your Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC System. Any holder of Public Shares will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $20.1 million, or $11.22 per Public Share, as of September 30, 2024). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline for submitting redemption requests and thereafter, with Coliseum’s consent, until the

Closing. If you deliver your Public Shares for redemption to the Transfer Agent and later decide to withdraw such request prior to the deadline for submitting redemption requests, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the address listed at the end of this section.
Any written demand of redemption rights must be received by the Transfer Agent prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the Transfer Agent prior to the deadline for submitting redemption requests.
If the redemption demand is properly made as described above, then, if the Business Combination is consummated, Coliseum will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will not be entitled to Holdco Common Stock upon consummation of the Business Combination.
If you are a holder of Public Shares and you exercise your redemption rights, it will not result in the loss of any Warrants that you may hold. Your Warrants will become Holdco Warrants exercisable to purchase shares of Holdco Class A Common Stock in lieu of Class A Ordinary Shares for a purchase price of $11.50 per share upon consummation of the Business Combination.
Q.
If I am a holder of Units, can I exercise redemption rights with respect to my Units?

No. Holders of issued and outstanding Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Public Shares and Public Warrants, or if you hold Units registered in your own name, you must contact the Transfer Agent, directly and instruct them to do so. You are requested to cause your Public Shares to be separated and tendered or delivered to the Transfer Agent, along with the redemption forms by 5:00 p.m., Eastern Time, on December 19, 2024 (two business days before the scheduled date of the Extraordinary General meeting) in order to exercise your redemption rights with respect to your Public Shares.
Q.
If I am a holder of Public Warrants, can I exercise redemption rights with respect to my Public Warrants?

A.
No. Holders of Warrants do not have redemption rights with respect to their Warrants.

Holders of Public Shares who also hold Public Warrants may elect to redeem their Public Shares, and still retain their Public Warrants. The aggregate value of the 5,000,000 Public Warrants based on the closing price for the Public Warrants of $0.11 on November 26, 2024 was approximately $550,000. Public Shareholders who redeem their Public Shares may continue to hold any Public Warrants that they owned prior to redemption, which will result in additional dilution to non-redeeming holders upon exercise of such Public Warrants, if despite such redemptions, the Business Combination is consummated. Assuming the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing, and assuming each redeeming shareholder holds one-third of one Warrant for each Public Share redeemed, representing the number of Warrants initially included in the Units, up to 298,615 Public Warrants would be retained by redeeming shareholders (assuming the Business Combination occurred despite such redemptions, thereby permitting the exercise of Public Warrants following the Closing) with an aggregate market value of approximately $32,848, based on the market price of $0.11 per Public Warrant as of November 26, 2024. The actual market price of the Public Warrants may be higher or lower on the date that Warrant holders seek to sell such Public Warrants. Additionally, Coliseum cannot assure the holders of Warrants that they will be able to sell their Public Warrants in the open market as there may not be sufficient liquidity in such securities when Warrant holders wish to sell their Public Warrants. Accordingly, Coliseum cannot predict the ultimate value of the Public Warrants following consummation of the Business Combination.

As indicated elsewhere in this proxy statement/prospectus, following the Closing, the outstanding Holdco Warrants will represent potential additional dilution to Holdco Shareholders. Accordingly, while the level of redemptions of Public Shares will not directly change the value of the Warrants because the Warrants will remain outstanding regardless of the level of redemptions, as redemptions of Public Shares increase, the holder of Holdco Warrants following the Closing who exercises such Holdco Warrants will ultimately own a greater interest in Holdco because there would be fewer shares outstanding overall. The Holdco Warrants will become exercisable beginning 30 days after the Closing. For a discussion of the risks relating to warrant dilution, see “Risk Factors — Holdco Warrants will become exercisable for Holdco Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to Coliseum’s shareholders. Such dilution will increase if more Public Shares are redeemed.”
Q.
How do the Holdco Public Warrants differ from the Holdco Private Placement Warrants and what are the related risks for any Holdco Public Warrant holders post-Business Combination?

The Holdco Public Warrants are identical to the Holdco Private Placement Warrants in their respective material terms and provisions, except that the Holdco Private Placement Warrants will not be redeemable by Holdco so long as they are held by the Previous Sponsor, the New Sponsor, or any of their permitted transferees. If the Holdco Private Placement Warrants are held by holders other than the Previous Sponsor, the New Sponsor, or any of their permitted transferees, they will be redeemable by Holdco and exercisable by the holders on the same basis as the Holdco Public Warrants. The Previous Sponsor and New Sponsor have agreed not to transfer, assign or sell any of the Holdco Private Placement Warrants until 30 days after the consummation of the Business Combination. The aforementioned terms of the Holdco Private Placement Warrants are detailed in the Warrant Agreement and are not expected to be modified as a result of the Business Combination.
Following the consummation of the Business Combination, Holdco has the ability to redeem the outstanding Public Warrants for cash at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.01 per Warrant, upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder, if, among other things, the closing price of Holdco Class A Common Stock is equal to or exceeds $18.00 per share (as adjusted for sub share sub divisions, share capitalizations, reorganizations, recapitalization and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which Holdco sends the notice of redemption to Warrant holders. The value received upon redemption of the Warrants (i) may be less than the value the holders would have received if they have exercised their Warrants at a later time when the underlying share price is higher and (ii) may not compensate the holders for the value of the Warrants.
In addition, Holdco will have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.10 per Warrant, upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder, if, among other things, the last reported sale price of the Holdco Class A Common Stock equals or exceeds $10.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which Holdco sends the notice of redemption to the Warrant holders. In such a case, the holders will be able to exercise their Warrants on a cashless basis prior to redemption for a number of shares of Holdco Class A Common Stock determined based on the redemption date and the fair market value of the Holdco Class A Common Stock. If the reference value is less than $18.00 per share, the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above. Any such redemption may have similar consequences to a cashless redemption described in “Description of Holdco’s Securities — Redemption of Holdco Warrants when the price per share of Holdco Class A Common Stock equals or exceeds $10.00”. In addition, such redemption may occur at a time when the Warrants are “out-of-the-money”, in which case Warrant holders would lose any potential embedded value from a subsequent increase in the value of Holdco Class A Common Stock had the Warrants remained outstanding. For more information, see “Description of Holdco’s Securities — Warrants — Public Warrants”.

In the event that Holdco determines to redeem the Public Warrants pursuant to the Warrant Agreement, Holdco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by Holdco not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.
Q.
What are the U.S. federal income tax consequences of exercising my redemption rights?

A.
The U.S. federal income tax consequences of a Public Shareholder exercising redemption rights depends on the particular facts and circumstances. Because the SPAC Merger will occur after the redemption of U.S. holders (as defined in Material U.S. Federal Income Tax Considerations — U.S. Holders” below) that exercise redemption rights, U.S. holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Internal Revenue Code of 1986, as amended (the “Code”), as a result of the SPAC Merger. Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Effect to U.S. Holders of Class A Ordinary Shares Exercising Redemption Rights..” If you are a U.S. Holder of Class A Ordinary Shares contemplating exercising your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q.
What are the material U.S. federal income tax consequences of the SPAC Merger?

A.
Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Considerations” below, the SPAC Merger should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. Due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as a SPAC, this result is not entirely clear. In general, and subject to the PFIC rules and the rules under Section 367(b) of the Code discussed below, if the SPAC Merger so qualifies, a U.S. holder should not recognize any gain or loss for U.S. federal income tax purposes in connection therewith.

In the case of an inbound transaction involving a foreign corporation, such as the SPAC Merger, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. holders of Class A Ordinary Shares will be subject to Section 367(b) of the Code and as a result:
•
a U.S. holder whose Class A Ordinary Shares have a fair market value of less than $50,000 on the date of the SPAC Merger, and who on the date of the SPAC Merger owns (actually and constructively) less than 10% of the total combined voting power of all classes of shares of Coliseum entitled to vote and less than 10% of the total value of all classes of shares of Coliseum, will generally not recognize any gain or loss on the exchange of Class A Ordinary Shares for Holdco Common Stock and will generally not be required to include any part of the SPAC’s earnings in income pursuant to the SPAC Merger;

•
a U.S. holder whose Class A Ordinary Shares have a fair market value of $50,000 or more on the date of the SPAC Merger, and who on the date of the SPAC Merger owns (actually and constructively) less than 10% of the total combined voting power of all classes of shares of Coliseum entitled to vote and less than 10% of the total value of all classes of shares of Coliseum will generally recognize gain (but not loss) on the exchange of Class A Ordinary Shares for Holdco Common Stock pursuant to the SPAC Merger. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulations Section 1.367(b)-2(d)) attributable to their Class A Ordinary Shares, provided certain other requirements are satisfied; and

•
a U.S. holder who on the date of the SPAC Merger owns (actually and constructively) 10% or more of the total combined voting power of all classes of shares of Coliseum entitled to vote or 10% or more of the total value of all classes of shares of Coliseum will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulations Section 1.367(b)-2(d)) attributable to its Class A Ordinary Shares on the exchange of Slam Class A Ordinary Shares for Holdco Common Stock pursuant to the SPAC Merger. Any such U.S. holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.
Furthermore, if the SPAC Merger qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. holder of Class A Ordinary Shares and Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Class A Ordinary Shares or Public Warrants for the common stock or warrants of Holdco pursuant to the SPAC Merger under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Public Warrants) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of Holdco received in the SPAC Merger over the U.S. Holder’s adjusted tax basis in the corresponding Class A Ordinary Shares or Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because Coliseum is a blank check company with no current active business, we believe that Coliseum may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. holder of Class A Ordinary Shares or Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of Holdco pursuant to the SPAC Merger, unless such U.S. Holder has made certain tax elections with respect to such U.S. holder’s Class A Ordinary Shares. A U.S. holder cannot currently make the aforementioned elections with respect to such U.S. holder’s Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of Coliseum. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the SPAC Merger, see the discussion in the section titled “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”
Additionally, the SPAC Merger may cause non-U.S. holders (as defined in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders” below) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. holder’s shares of Holdco Common Stock after the SPAC Merger.
The tax consequences of the SPAC Merger are complex and will depend on your particular circumstances. For a more complete discussion of the U.S. federal income tax considerations of the SPAC Merger, see the section entitled “Material U.S. Federal Income Tax Considerations” If you are a U.S. Holder exchanging Class A Ordinary Shares or Public Warrants in the SPAC Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.
Q.
What are the material Cayman Islands tax consequences as a result of the Business Combination?

A.
The Cayman Islands currently levies no taxes on individuals, companies or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Business Combination.

The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled “Material Cayman Islands Tax Considerations.”
Q.
Do I have appraisal rights if I object to the proposed Business Combination?

A.
In respect of the special resolution to approve the Merger Proposal, under section 238 of the CACI, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The CACI prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, the Board is of the view that the “fair value” of the Coliseum Ordinary Shares for the purposes of these dissenter rights will be equal to the Redemption Price and, accordingly, any holder of Coliseum Ordinary Shares who wishes to dissent from the Business Combination should exercise their redemption rights rather than any appraisal rights. See the section entitled “Appraisal Rights and Dissenters’ Rights” for more information.
Q.
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.
As of September 30, 2024 there was approximately $20.1 million in the Trust Account. Upon consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who properly exercise redemption rights or to fund Holdco’s or its subsidiaries’ working capital, growth and general corporate purposes, to pay fees and expenses incurred in connection with the Business Combination and to repay certain loans granted by RET and other direct and indirect subsidiaries of RET.

Q.
What underwriting fees are payable in connection with the Business Combination?

A.
Pursuant to the Underwriting Agreement, dated June 22, 2021 (the “Underwriting Agreement”), by and between Coliseum and Stifel, Nicolaus & Company, Incorporated (“Stifel”) as underwriter, Stifel was entitled to a deferred underwriting discount of $0.375 per Coliseum Unit totaling $5,625,00 upon the consummation of the Business Combination, which would be payable from the amounts held in the Trust Account. At the request of Coliseum, in order to reduce transaction costs in connection with the Business Combination and facilitate the Transfer Transaction, on June 12, 2023, Stifel agreed to waive its entitlement to the payment of the deferred compensation. Accordingly, Stifel will not receive any portion of the $5,625,000 deferred underwriting fee. Stifel was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Stifel and any party with respect to the waiver.

The following table illustrates the effective underwriting discount on a percentage basis for public shares at each redemption level identified below, taking into account that the upfront discount will not be adjusted based on redemptions and Stifel’s waiver of the deferred underwriting discount:
	No Additional Redemptions Scenario	25% Redemptions Scenario	Maximum Redemptions Scenario(1)
Unredeemed Public Shares	1,787,112	1,340,334	891,266
Trust Proceeds to Holdco(2)	$20,051,396.64	$15,038,547.48	$10,000,004.52
Upfront Underwriting Discount	$3,000,000.00	$3,000,000.00	$3,000,000.00
Deferred Underwriting Discount	$5,625,000.00	$5,625,000.00	$5,625,000.00
Deferred Underwriting Discount, after waiver	$—	$—	$—
Total Underwriting Discount, before waiver	$8,625,000.00	$8,625,000.00	$8,625,000.00
Total Underwriting Discount, before waiver	$3,000,000.00	$3,000,000.00	$3,000,000.00
Total Underwriting Discount, before waiver as a percentage of Trust Proceeds to Holdco	43.01%	57.35%	86.25%
Total Underwriting Discount, after waiver as a percentage of Trust Proceeds to Holdco	14.96%	19.95%	30.00%

(1)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(2)
Uses an illustrative per share price of $11.22, based on the amount in the Trust Account as of September 30, 2024.

Coliseum Public Shareholders should be aware that Stifel’s waiver of its deferred underwriting fee is unusual and may indicate that Stifel does not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and Coliseum Public Shareholders should not place any reliance on the fact that Stifel was previously involved in Coliseum’s IPO. See “Risk Factors — Stifel, the underwriter of the Coliseum IPO, was to be compensated in part on a deferred basis for already- rendered services in connection with Coliseum’s IPO. However, Stifel agreed to waive such compensation in connection with the Transfer Transaction. Stifel had no role in this Business Combination and does not have any responsibility for this proxy statement/prospectus.”
Q.
What happens if the Business Combination is not consummated?

A.
If Coliseum does not complete the Business Combination for whatever reason, Coliseum would search for another target business with which to complete a Business Combination. If Coliseum does not complete an initial business combination within the Combination Period, Coliseum will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Coliseum’s remaining shareholders and Coliseum’s Board, liquidate and dissolve, subject in each case to Coliseum’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Coliseum’s Warrants if Coliseum fails to complete an initial business combination within the Combination Period.

Coliseum intends to extend the Combination Period to provide additional time to complete the Business Combination. Such extension would be subject to shareholder approval and the holders of Public Shares would have the right to redeem their Public Shares in connection with such extension. Further information about any such extension would be provided in the proxy statement filed with the SEC and mailed to Coliseum’s shareholders as of a record date established in connection with such extension.
Q.
What interests do the Previous Sponsor, New Sponsor and Coliseum’s officers and directors have in the Business Combination?

A.
The Previous Sponsor, New Sponsor and Coliseum’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of unaffiliated Coliseum shareholders. You should take these interests into account when deciding whether to approve the Business Combination Proposal and Merger Proposal and whether to exercise your redemption rights. These interests include:

•
the continued indemnification of former and current directors and officers of Coliseum and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•
the fact that the Previous Sponsor, New Sponsor, and Sponsor Affiliate each have waived their right to redeem any Founder Shares in connection with a shareholder vote to approve a proposed initial business combination;

•
the fact that the New Sponsor purchased 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants for an aggregate of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension, and such securities will have a significantly higher value at the time of the Business Combination, estimated at approximately $29.6 million based on the closing price of $11.20 per Class A Ordinary Share and $0.11 per Public Warrant on Nasdaq on November 26, 2024. Coliseum estimates that, at the Closing, Harry You will hold an aggregate of 2,397,377 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock, which if unrestricted and freely tradeable, would be valued at approximately $27.1 million, based on the $11.20 closing price of the Class A Ordinary Shares on November 26, 2024. However, given that such shares of Holdco Class A Common Stock and Holdco Class B Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Coliseum believes such shares have less value;
•
the fact that the New Sponsor paid an aggregate of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension for the 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants, and each such Private Placement Warrant is exercisable commencing 30 days following the Closing, at an exercise price of $11.50 per share of Holdco Class A Common Stock. Coliseum estimates that, at the Closing, the New Sponsor, which is controlled by Harry You, will hold an aggregate of 2,257,500 Holdco Warrants, which if unrestricted and freely tradeable, would be valued at approximately $248,325, based on the $0.11 closing price of the Coliseum Warrants on November 26, 2024. However, given that Holdco Warrants will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Coliseum believes such warrants have less value;

•
the fact that the Previous Sponsor paid approximately $0.006 per share for 3,750,000 Founder Shares and $1.50 per warrant for 3,225,000 Private Placement Warrants, and following the Transfer Transaction the Previous Sponsor retained 1,125,000 Founder Shares and 967,500 Private Placement Warrants. Such securities retained by the Previous Sponsor will have a significantly higher value at the time of the Business Combination, estimated at approximately $12.7 million based on the closing price of $11.20 per Class A Ordinary Share and $0.11 per Public Warrant on Nasdaq on November 26, 2024. Coliseum estimates that, at the Closing, the Previous Sponsor will hold 924,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants, which if unrestricted and freely tradable, would be valued at approximately $10.4 million and $106,425, based on the $11.20 closing price of the Class A Ordinary Shares and $0.11 closing price of the Coliseum Warrants, respectively, on November 26, 2024;

•
the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Previous Sponsor, New Sponsor and Sponsor Affiliate are likely to be able to make a substantial profit on their investment in Coliseum even at a time when the Holdco Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and Coliseum liquidates without completing another initial business combination, the Previous Sponsor, New Sponsor and Sponsor Affiliate would lose their entire investment in Coliseum;

•
the fact that Harry You was involved in initial efforts to organize RET through, among other things, the payment of approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET (which note has an annual interest rate of 5% and is currently due on demand), and negotiation of certain of RET’s intellectual property license agreements;

•
the fact that, after the Business Combination Agreement was signed, on August 23, 2024, Mr. You entered into a subscription agreement to purchase 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock in the aggregate amount of $450,000 and, as a result of the Company Merger, such shares of Company Class A Common Stock will be converted into 197,257 shares of Holdco Class A Common Stock and such shares of Company Class B Common Stock will be converted into 23,483 shares of Holdco Class B Common Stock, based on the Estimated Exchange Ratio;

•
the fact that, after the Business Combination Agreement was signed, on August 23, 2024, RET granted to Mr. You options to purchase 1,000 shares of Company Class A Common Stock at an exercise price of $2,955.78 (which the Company determined to be the then current fair market value, based in part on a valuation from an independent third party valuation firm), and that, as a result of the Company Merger and the conversion of Company Options into Holdco Options at the Closing, Mr. You will hold 1,457,621 Holdco Options exercisable to purchase 1,457,621 shares of Holdco Class A Common Stock at an exercise price of $2.03 per share at the Closing assuming such options are exercised for cash, based on the Estimated Exchange Ratio;

•
the fact that, upon liquidation, the New Sponsor and Sponsor Affiliate will lose their entire investment in Coliseum, which totals approximately $2.2 million as of the date of this proxy statement/prospectus, comprising the $1.00 purchase price for 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants, $500,000 of Contributions to Coliseum’s Trust Account in connection with the First Extension and $150,000 of New Contributions to Coliseum’s Trust Account in connection with the Third Extension, and approximately $1.6 million in advances as of the date of this proxy statement/prospectus. The potential loss of this investment may have incentivized New Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•
the fact that, if the Trust Account is liquidated, including in the event Coliseum is unable to complete an initial business combination within the Combination Period, the New Sponsor has agreed that it will be liable to Coliseum if and to the extent any claims by a third party for services rendered or products sold to Coliseum, or a prospective target business with which Coliseum has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case, the net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that Harry You is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors;

•
the fact that Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing. As such, in the future, Ms. Truong may receive compensation for her service as an officer of Holdco, which may consist of base salary, cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay its executive officers;

•
the fact that the New Sponsor and its affiliates have made an aggregate of $600,000 of Working Capital Loans to Coliseum in connection with the First Extension and Third Extension as of the date of this proxy statement/prospectus, which may be converted into Private Placement Warrants or repaid in cash at the Closing. However, if Coliseum fails to consummate a business combination within the Combination Period, such loans will not convert into warrants and will only be repaid to the extent of any cash outside of the Trust Account. The New Sponsor and its affiliates will not have any claim against the Trust Account for reimbursement such loans;

•
the fact that the New Sponsor and its affiliates have made an aggregate of approximately $1.6 million in advances to Coliseum as of the date of this proxy statement/prospectus, which will be repaid in cash at the Closing. Coliseum owes the New Sponsor $170,000 of accrued administrative services fees as of the date of this proxy statement/prospectus. Additionally, Coliseum will pay Harry You an aggregate of $500,000 as reimbursement of out-of-pocket expenses incurred by him related to identifying, investigating, negotiating and completing an initial business combination. However, if Coliseum fails to consummate a business combination within the Combination Period, such persons will not have any claim against the Trust Account for reimbursement. Accordingly, Coliseum may not be able to reimburse these advances and expenses if the Business Combination or another business combination is not completed by such date;

•
the fact that each of Coliseum’s directors, other than Harry You, will receive $100,000 in cash as compensation for director services upon the earlier of the Closing or Coliseum’s liquidation. Although such directors are entitled to receive such compensation even if Coliseum does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that Coliseum liquidates, Coliseum may be unable to pay such director fees;
•
the fact that, pursuant to the Registration Rights Agreement, the New Sponsor and Sponsor Affiliate will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Class A Common Stock and Holdco Warrants held by such parties following the consummation of the Business Combination. Coliseum estimates that the New Sponsor and Sponsor Affiliate will hold an aggregate of 3,878,481 shares of Holdco Class A Common Stock and 2,257,500 Holdco Warrants subject to registration rights, including shares of Holdco Class A Common Stock underlying Holdco Class B Common Stock and shares issuable upon the exercise of Holdco Options and after reflecting forfeitures pursuant to the Extension Non-Redemption Agreements;

•
the fact that, pursuant to the Registration Rights Agreement, the Previous Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Class A Common Stock and Holdco Warrants held by the Previous Sponsor following the consummation of the Business Combination. Coliseum estimates that the Previous Sponsor will hold an aggregate of 924,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants subject to registration rights, after reflecting forfeitures pursuant to the Extension Non-Redemption Agreements; and

•
the fact that the SPAC Organizational Documents contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with Coliseum but were not offered due to a Coliseum director’s duties to another entity. Coliseum does not believe that the waiver of the corporate opportunity doctrine in the SPAC Organizational Documents interfered with its ability to identify an acquisition target.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Coliseum, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Coliseum — Conflicts of Interest.”
The Board formed the Transaction Committee, a committee comprised of three independent members of the Board, Roland Rapp, Kenneth Rivers and Walter Skowronski, to, among other things, review the terms of the potential transaction, review and engage in due diligence, engage in separate discussions with Coliseum management and Coliseum’s advisors regarding the transaction and retain an independent financial advisor and any other advisors if deemed necessary. The Transaction Committee was aware of the foregoing interests and took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Board’s approval of the Business Combination. The Transaction Committee also engaged Needham to assist Coliseum management with its valuation of the RET business. Additionally, Mr. You recused himself from participating in any deliberations by the Board regarding the Business Combination. In addition, Needham provided the Fairness Opinion. For a more complete description of the New Sponsor’s and Coliseum officers’ and directors’ potential conflict of interests in the Business Combination, please see the subsection entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination.” For additional information regarding the Transaction Committee, see the subsection entitled “The Business Combination — The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination”. For additional information regarding the Fairness Opinion, see the subsection entitled “The Business Combination — Opinion of Needham & Company, LLC.”
Q.
What interests do the RET Founders have in the Business Combination?

A.
In considering the recommendation of the Board to vote in favor of approval of the Business

Combination Proposal, Merger Proposal, and the Adjournment Proposal, unaffiliated Coliseum shareholders should keep in mind that the RET Founders and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated Coliseum shareholders. In particular:
•
the fact that Harry You, who is one of the RET Founders, is expected to become a director of Holdco upon the Closing.

•
the fact that Harry You holds 1,000 vested Company Options and Niccolo de Masi holds 500 vested Company Options, which will become 1,457,621 and 728,810 Holdco Options, respectively, in connection with the Business Combination, with each Holdco Option exercisable for one share of Holdco Class A Common Stock at an exercise price of $2.03 per share;

•
the fact that, assuming the Maximum Redemptions Scenario, the RET Founders will own approximately 64.4% of Holdco Common Stock outstanding immediately following the Closing and approximately 68.2% of the voting power of outstanding Holdco Common Stock;

•
the continued right of the RET Founders to hold Holdco Class B Common Stock after the Closing. Each share of Holdco Class B Common Stock will have 15 votes per share, as described in more detail elsewhere in this proxy statement/prospectus; and

•
the fact that Harry You and Niccolo de Masi have each lent $200,000 to RET (documented by a non-convertible promissory note which bears interest at a rate of 5% per annum and is currently due on demand), and Mr. You has paid approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, and that RET may not have the funds to repay such amounts if the Business Combination is not completed.

See “The Business Combination — Interests of the RET Founders in the Business Combination” and “Related Party Transactions” for more information related to certain transactions and arrangements between RET and the RET Founders.
Q.
What conditions must be satisfied to complete the Business Combination?

A.
The Closing is subject to certain conditions, including, among other things, (i) the Minimum Cash Condition, (ii) the Holdco Class A Common Stock to be issued in the Business Combination being approved for listing on Nasdaq or another national securities exchange mutually agreed by the parties in writing, subject only to official notice of issuance, (iii) that Coliseum’s shareholders approve the Business Combination Proposal and Merger Proposal, and (iv) the effectiveness of the Registration Statement of which this proxy statement/prospectus forms a part. Conditions (i) and (ii) above are subject to waiver by RET and conditions (iii) and (iv) above are subject to waiver by all parties to the Business Combination Agreement. See “The Business Combination.”

Q.
When do you expect the Business Combination to be completed?

A.
It is currently expected that the Business Combination will be consummated in December 2024. This date depends, among other things, on the approval of the proposals to be put to Coliseum shareholders at the Extraordinary General Meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by Coliseum’s shareholders at the Extraordinary General Meeting and Coliseum elects to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting. For a description of the conditions for the completion of the Proposed Transaction, see “The Business Combination”.

Q:
Following the Business Combination, will Coliseum’s securities continue to trade on a stock exchange?

A:
No. Coliseum anticipates that, following consummation of the Business Combination, the Units will automatically separate into their component parts, the Class A Ordinary Shares will be exchanged for Holdco Class A Common Stock, the Warrants will automatically become Holdco Warrants, and Coliseum will deregister its securities under the Exchange Act. On November 19, 2024, Holdco applied to list the Holdco Class A Common Stock and Holdco Warrants on the Nasdaq Global Market under the symbols “RAIN” and “RAINW,” respectively, upon the Closing. It is a condition to RET’s obligations to consummate the Business Combination that the Holdco Class A Common Stock is approved for listing on Nasdaq. Holdco, RET, and Coliseum believe that Holdco will satisfy the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by RET. RET may waive the Nasdaq listing condition at any time prior to the Closing, including after the Extraordinary General Meeting. If RET waives such condition, Coliseum intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the Extraordinary General Meeting.
Nasdaq rule IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, which, in the case of Coliseum, was June 22, 2024. On June 25, 2024, Coliseum received a notice from the Listing Qualifications Department of the Nasdaq Stock Market stating that, due to Coliseum’s non-compliance with Nasdaq Rule IM-5101-2, Coliseum’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, unless Coliseum timely requested a hearing before the Nasdaq Hearings Panel. Coliseum requested a hearing before the Hearing Panel, which took place on August 8, 2024. On August 14, 2024, the Nasdaq Hearings Panel notified Coliseum that it granted Coliseum’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, Coliseum will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its initial business combination, provided that Coliseum provides the Hearings Panel with certain progress updates relating to the status of the Business Combination. For more information see “Risk Factors — The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq”.
It is important for you to know that, at the time of the Extraordinary General Meeting, Holdco may not have received from Nasdaq either confirmation of the listing of the Holdco Class A Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the Extraordinary General Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether Holdco’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived. Please see the subsection entitled “The Business Combination — Listing of Holdco’s Common Stock on Nasdaq” for additional information.
Q.
What do I need to do now?

A.
Coliseum urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder and/or warrant holder of Coliseum. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.
When and where will the Extraordinary General Meeting be held?

A.
The Extraordinary General Meeting will be held at 9:00 a.m., Eastern Time, on December 23, 2024 at the offices of White & Case LLP at 1221 Avenue of the Americas, New York, New York 10020.

Q.
Who is entitled to vote at the Extraordinary General Meeting?

A.
Coliseum has fixed November 26, 2024 as the Record Date for the Extraordinary General Meeting. If you were a shareholder of Coliseum at the close of business on the Record Date, you are entitled to vote on matters that come before the Extraordinary General Meeting. However, a shareholder may only vote his, her or its shares if he, she or it is present in person or is represented by proxy at the Extraordinary General Meeting.

Q.
How many votes do I have?

A.
Coliseum’s shareholders are entitled to one vote at the Extraordinary General Meeting for each Coliseum Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the Extraordinary General Meeting, there were 5,537,112 Coliseum Ordinary Shares issued and outstanding, of which 1,787,112 were Public Shares.

Q.
How do I vote?

A.
The Extraordinary General Meeting will be held at 9:00 a.m., Eastern Time, on December 23, 2024 at the offices of White & Case LLP, Coliseum’s legal counsel, at 1221 Avenue of the Americas, New York, NY 10020.

If you are a holder of record of Ordinary Shares on the Record Date, you may vote at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. Any shareholder wishing to attend the meeting should register for the Extraordinary General Meeting by 5:00 p.m., Eastern Time, on December 16, 2024, by contacting White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020.
Q.
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.
No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q.
What constitutes a quorum?

A.
A quorum of Coliseum’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of one or more shareholders holding a majority of the issued and outstanding shares of Coliseum entitled to vote at such meeting constitutes a quorum at the Extraordinary General Meeting. In the absence of a quorum, the Extraordinary General Meeting shall stand adjourned to the same time and place seven days hence, or to such other time and place as determined by the directors. There are currently 5,537,112 of Coliseum’s Ordinary Shares outstanding, and therefore, as of the Record Date for the Extraordinary General Meeting, 2,768,557 Coliseum Ordinary Shares would be required to achieve a quorum.

Q.
What vote is required to approve each proposal at the Extraordinary General Meeting?

A.
The following votes are required for each proposal at the Extraordinary General Meeting:

•
Business Combination Proposal:   Approval of the Business Combination Proposal requires the affirmative vote of a simple majority of the votes cast by holders of the Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class.

•
Merger Proposal:   Approval of the Merger Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of Class A Ordinary Shares and Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. As the SPAC Organizational Documents require resolutions put to the vote of a meeting to be decided by poll, in accordance with section 60(4) of the CACI, regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass the Merger Proposal.

•
Adjournment Proposal:   Approval of the Adjournment Proposal requires the affirmative vote of a simple majority of the votes cast by holders of the Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class.

As of the date hereof, the Previous Sponsor, New Sponsor, and Sponsor Affiliate collectively own approximately 67.7% of the issued and outstanding Coliseum Ordinary Shares. Because the Previous Sponsor, New Sponsor, and Sponsor Affiliate collectively own 67.7% of the total outstanding Ordinary Shares, they can approve each of the Business Combination Proposal, the Merger Proposal, and the Adjournment Proposal without the vote of any Public Shares. However, to the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.
The Business Combination was not structured to require the approval of at least a majority of Coliseum’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.
Q.
What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and Merger Proposal and exercise their redemption rights?

A.
Public Shareholders are not required to vote in respect of the Business Combination Proposal and Merger Proposal in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

Q.
What happens if I sell my Coliseum Class A Ordinary Shares before the Extraordinary General Meeting?

A.
The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Coliseum Class A Ordinary Shares after the applicable Record Date, but before the Extraordinary General Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Extraordinary General Meeting.

Q.
May I change my vote after I have mailed my signed proxy card?

A.
Yes. Shareholders may send a later-dated, signed proxy card to the Transfer Agent at the address set forth at the end of this section, so that it is received prior to the vote at the Extraordinary General Meeting, or attend the Extraordinary General Meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Coliseum’s Chief Executive Officer, which must be received prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.
What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A.
If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder of Holdco and/or your Coliseum Warrants will be assumed by Holdco and will become Holdco Warrants entitling you to purchase Holdco Class A Common Stock on the same terms as your Coliseum Warrants. However, if you fail to take any action with respect to the Extraordinary General Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares. If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination Proposal is not approved, you will continue to be a shareholder and/or Warrant holder of Coliseum.

Q.
What should I do with my share and/or warrant certificates?

A.
Those shareholders who do not elect to have their Class A Ordinary Shares redeemed for their pro rata share of the funds in the Trust Account should not submit their share certificates now. After the consummation of the Business Combination, Holdco will send instructions to Coliseum shareholders regarding the exchange of their Class A Ordinary Shares for Holdco Class A Common Stock. Coliseum

shareholders who exercise their redemption rights must deliver their share certificates to the Transfer Agent (either physically or electronically) prior to the deadline for submitting redemption requests described above.
Upon consummation of the Business Combination, the Coliseum Warrants, by their terms, will be assumed by Holdco and thereby entitle holders to purchase Holdco Class A Common Stock (and not Coliseum Class A Ordinary Shares) on the same terms as your Coliseum Warrants. Therefore, Warrant holders need not deliver their Coliseum Warrants to Coliseum or Holdco at that time.
Q.
What should I do if I receive more than one set of voting materials?

A.
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Ordinary Shares.

Q.
What are the recommendations of the Board and the Transaction Committee?

A.
The Board and the Transaction Committee believe that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are fair, advisable, and in the best interests of Coliseum’s shareholders and recommend that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Merger Proposal and “FOR” the approval of the Adjournment Proposal, if presented, to the Extraordinary General Meeting.

The existence of financial and personal interests of one or more of Coliseum’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Coliseum and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Coliseum’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination”.
Q.
How do the New Sponsor and Sponsor Affiliate intend to vote?

A.
The Previous Sponsor, New Sponsor, and Sponsor Affiliate have agreed to vote in favor of all the proposals being presented at the Extraordinary General Meeting. The Previous Sponsor, New Sponsor, and Sponsor Affiliate collectively own 3,750,000 Founder Shares, representing approximately 67.7% of the issued and outstanding Coliseum Ordinary Shares. Accordingly, they will be able to approve each of the Business Combination Proposal, the Merger Proposal, and the Adjournment Proposal even if all other outstanding shares are voted against such proposals. However, to the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

The existence of financial and personal interests of one or more of Coliseum’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Coliseum and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Coliseum’s officers have interests in the Proposed Transaction that may conflict with your interests as a shareholder. See “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination”.

Q.
Do the New Sponsor and Sponsor Affiliate expect to purchase Public Shares from Public Shareholders or take other actions to incentivize non-redemption?

A.
The New Sponsor and Sponsor Affiliate do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the Record Date for the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Coliseum or its securities, the New Sponsor, Sponsor Affiliate, Coliseum’s directors, executive officers and advisors or their affiliates may purchase Public Shares or Public Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares or Public Warrants the New Sponsor, Sponsor Affiliate, Coliseum’s directors, executive officers and advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Coliseum’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the New Sponsor, Sponsor Affiliate, Coliseum’s directors, executive officers and advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to (1) increase the likelihood of obtaining shareholder approval of the Business Combination, (2) reduce the number of Public Warrants or (3) satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Coliseum expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of Coliseum’s Class A Ordinary Shares or Public Warrants and the number of beneficial holders of Coliseum’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Coliseum’s securities on a national securities exchange.
In the event the New Sponsor, Sponsor Affiliate, Coliseum’s directors, executive officers and advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Potential Purchases of Public Shares and Public Warrants” for more information.
Q.
Who will solicit and pay the costs of soliciting proxies for the Extraordinary General Meeting?

A.
Coliseum will pay the cost of soliciting proxies for the Extraordinary General Meeting. Coliseum has engaged Sodali & Co. (“Sodali”) to assist in the solicitation of proxies for the Extraordinary General Meeting. Coliseum has agreed to pay Sodali a fee of $12,500, plus disbursements. Coliseum will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Coliseum Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Coliseum Class A Ordinary Shares and in obtaining voting instructions from those owners. Coliseum’s directors and officers may also solicit proxies by telephone, mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.
Who can help answer my questions?

A.
If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Coliseum Acquisition Corp
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
Tel: (702) 781-4313
or:
Sodali & Co.
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: (800) 662-5200 (toll-free) or
(203) 658-9400 (banks and brokers can call collect)
Email: MITA.info@investor.sodali.com
You may also obtain additional information about Coliseum from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to deliver your Public Shares (either physically or electronically) to the Transfer Agent at the address below prior to the vote at the Extraordinary General Meeting. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Tel: (212) 509-4000

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To better understand the proposals to be submitted for a vote at the Extraordinary General Meeting, including the Business Combination Proposal and Merger Proposal, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination.”
Parties to the Proposed Transaction
Coliseum
Coliseum is a blank check company incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Coliseum was incorporated on February 5, 2021 as a Cayman Islands exempted company.
Coliseum’s Units, Class A Ordinary Shares and Warrants are currently listed on Nasdaq under the symbols “MITAU,” “MITA” and “MITAW,” respectively. On June 25, 2024, Coliseum received a notice from the Listing Qualifications Department of the Nasdaq Stock Market stating that, due to Coliseum’s non-compliance with Nasdaq Rule IM-5101-2, which requires a special purpose acquisition company to complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, Coliseum’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, unless Coliseum timely requested a hearing before the Nasdaq Hearings Panel. Coliseum requested a hearing before the Hearing Panel, which took place on August 8, 2024. On August 14, 2024, the Nasdaq Hearings Panel notified Coliseum that it granted Coliseum’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, Coliseum will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its initial business combination, provided that Coliseum provides the Hearings Panel with certain progress updates relating to the status of the Business Combination. For more information see “Risk Factors — The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq”.
The mailing address of Coliseum’s principal executive offices is 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. After the consummation of the Business Combination, Coliseum will cease to exist as a separate legal entity.
RET
RET is a business recently formed to combine unique expertise, personnel, and weather data to develop, improve and commercialize ionization rainfall generation technology that enhances rainfall when conditions are appropriate in the atmosphere. As of the date of this proxy statement/prospectus, RET has not entered into any binding agreements with clients for the purchase of its products or services.
The mailing address of RET’s principal executive officers is 21 Pleasant Street. Suite 237, Newburyport, Massachusetts 01950.
Previous Sponsor
The Previous Sponsor is a Delaware limited liability company that is owned and controlled by members of Coliseum’s former management team. The New Sponsor and Harry You are not affiliates of the Previous Sponsor, and such persons do not have any other material interest in or material relationship with the Previous Sponsor. The Previous Sponsor owns 1,125,000 Class A Ordinary Shares and 967,500 Private Placement Warrants. Following the Transfer Transaction, the Previous Sponsor and previous management team of Coliseum have had no ongoing involvement with Coliseum. The Previous Sponsor has no representation on the current Board or in the current management of Coliseum. The Previous Sponsor is a passive holder of Founder Shares and Private Placement Warrants. It has no right to participate and did not participate in the decision to pursue the Business Combination with RET or in the approval of the Business Combination.

New Sponsor
The New Sponsor is a Delaware limited liability company that is owned and controlled by Harry L. You, Coliseum’s chairman. Other than Mr. You, no other person has a direct or indirect material interest in the New Sponsor. Harry L. You directly owns 2,624,999 Class A Ordinary Shares and 1 Class B Ordinary Share and indirectly owns 2,257,500 Private Placement Warrants through the New Sponsor. Except for administrative services fees paid to our New Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to our Previous Sponsor, New Sponsor, Sponsor Affiliate, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed $500,000 for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. See “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” and “Information About Coliseum — Executive and Director Compensation.”
Holdco
Holdco is a wholly-owned subsidiary of RET and was formed solely for the purpose of effectuating the Business Combination. Holdco was incorporated on May 21, 2024 under the laws of the Commonwealth of Massachusetts as a corporation. Holdco owns no material assets and does not operate any business.
The mailing address of Holdco’s principal executive office is 21 Pleasant Street, Suite 237, Newburyport, Massachusetts 01950. After the consummation of the Business Combination, its principal executive offices will be 21 Pleasant Street, Suite 237, Newburyport, Massachusetts 01950.
Merger Sub 1
Merger Sub 1 is a wholly owned subsidiary of Holdco and was formed solely for the purpose of effectuating the Business Combination. Merger Sub 1 was incorporated on June 20, 2024 under the laws of the Cayman Islands as an exempted company. Merger Sub 1 owns no material assets and does not operate any business. Merger Sub 1 made a check-the-box election to be classified, since its date of formation, as an entity disregarded as separate from Holdco for U.S. federal (and applicable state and local) income tax purposes.
The mailing address of Merger Sub 1’s principal executive office is 21 Pleasant Street, Suite 237, Newburyport, Massachusetts 01950. After the consummation of the Business Combination, its principal executive offices will be that of Holdco.
Merger Sub 2
On August 22, 2024, Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Old Merger Sub 2”), entered into an Assignment and Assumption of Business Combination Agreement (the “Assignment”) pursuant to which Old Merger Sub 2 assigned to Merger Sub 2 all of Old Merger Sub 2’s right, title and interest in and to the Business Combination Agreement, and Merger Sub 2 assumed, and agreed to perform, satisfy and discharge in full, as the same become due, all of Old Merger Sub 2’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date thereof. Old Merger Sub 2 was liquidated and dissolved on August 23, 2024.
Merger Sub 2 is a wholly owned subsidiary of Coliseum and was formed solely for the purpose of effectuating the Business Combination. Merger Sub 2 was incorporated on August 8, 2024 under the laws of the Commonwealth of Massachusetts as a corporation. Merger Sub 2 owns no material assets and does not operate any business.
The mailing address of Merger Sub 2’s principal executive office is 21 Pleasant Street, Suite 237, Newburyport, Massachusetts 01950. After the consummation of the Business Combination, Merger Sub 2 will cease to exist as a separate legal entity.
Background and Material Terms of the Business Combination
Coliseum is a blank check company incorporated in the Cayman Islands on February 5, 2021, whose business is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Following the June 2023 Transfer Transaction, described in more detail elsewhere in this proxy statement/prospectus, Coliseum’s new management and its advisors surveyed the landscape of potential acquisition opportunities for acquisition targets. From July 2023 to January 2024, Coliseum engaged in detailed discussions with six targets (in addition to RET). Coliseum management ultimately decided not to pursue such alternate targets, and instead focused its efforts on RET. RET had previously been the target of a potential business combination with dMY VI, a special purpose acquisition company affiliated with Harry You, which had been terminated, however, there was no agreement, arrangement, or understanding between RET and Mr. You to enter into a business combination with Coliseum or any alternate SPAC, and no agreement, arrangement, or understanding between Coliseum and Mr. You or the New Sponsor with respect to determining whether to explore a potential business combination with RET or to proceed with the Business Combination. Following the June 2023 Transfer Transaction, Coliseum’s management, including Mr. You, contacted Mr. Dacier to discuss a potential business combination between Coliseum and RET. The terms of the Business Combination Agreement are the result of negotiations between the representatives of Coliseum and RET, which occurred between August 2023 and June 2024. Given that the Combination Period is scheduled to end on December 25, 2024, the parties are seeking to close the Business Combination as soon as possible. For more information, see “The Business Combination — Background of the Business Combination.”
The Business Combination Agreement
Pursuant to the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (i) on the day immediately prior to the Closing Date, Coliseum will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving company of such SPAC Merger, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into RET, with RET as the surviving entity of such Company Merger so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco.
The Business Combination ascribes an enterprise value of $45 million to RET and is structured as follows:
(a)
On August 23, 2024, RET effected the Pre-Closing Recapitalization, which resulted in RET having three classes of capital stock, the Company Preferred Stock, the Company Class A Common Stock (with one vote per share each), and the Company Class B Common Stock (with fifteen votes per share each and which will be solely held by the RET Founders or their affiliates).

(b)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, pursuant to the SPAC Organizational Documents, the Public Shares which have been validly redeemed by a Public Shareholder, and not withdrawn, pursuant to the procedures described in this proxy statement/prospectus, will be redeemed for an amount of cash then on deposit in the Trust Account, calculated as of two business days prior to the Closing (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable), divided by the number of issued and outstanding Public Shares.

(c)
Prior to the Closing Date, and prior to the effective time of the SPAC Merger, Holdco will adopt and file with the Secretary of the Commonwealth of Massachusetts the Holdco A&R Articles and will adopt the Holdco A&R Bylaws, which together will govern the rights, privileges, and preferences of the holders of Holdco securities after the Closing. The Holdco A&R Articles will, among other things, implement the Dual Class Structure.

(d)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, the SPAC Class B Conversion will occur.

(e)
On the day immediately prior to the Closing Date, following the SPAC Class B Conversion and prior to the effective time of the SPAC Merger, pursuant to Extension Non-Redemption Agreements and the Sponsor Support Agreement, the Previous Sponsor and Sponsor Affiliate will forfeit and surrender for no consideration an aggregate of 606,971 Forfeited Shares, and Coliseum will issue a number of newly-issued Class A Ordinary Shares to the Extension Non-Redeeming Shareholders equal to such Forfeited Shares.

(f)
On the day immediately prior to the Closing Date, by virtue of the SPAC Merger and without any action on the part of the shareholders of Coliseum, (i) immediately prior to the effective time of the SPAC Merger, each Unit will be automatically separated into its component parts and the holder of each Unit will be deemed to hold one Class A Ordinary Share and one-third of one Warrant (provided that no fractional Warrants will be issued upon the separation of the Units and only whole Warrants will be assumed by Holdco and become Holdco Warrants), (ii) at the effective time of the SPAC Merger, each Class A Ordinary Share issued and outstanding immediately prior to the effective time of the SPAC Merger (including the Class A Ordinary Shares issued upon the separation of Units and SPAC Class B Conversion, but not including any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised redemption rights under the SPAC Organizational Documents, any Class A Ordinary Shares held in the treasury of Coliseum or any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised dissenters rights pursuant to the CACI) will be automatically converted into the right to receive one share of Holdco Class A Common Stock, and (iii) at the effective time of the SPAC Merger, each whole Warrant issued and outstanding immediately prior to the effective time of the SPAC Merger will be assumed by Holdco and will be exercisable for shares of Holdco Class A Common Stock in lieu of Class A Ordinary Shares.

(g)
At the effective time of the SPAC Merger, Merger Sub 1 will be renamed “Rainwater Acquisition Corp.”, its organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who are officers and directors of Holdco following the Closing.

(h)
On the Closing Date, by virtue of the Company Merger and without any action on the part of the holders of any shares of the capital stock of RET, (i) each outstanding share of Company Preferred Stock will be converted pursuant to its terms into shares of Company Class A Common Stock, (ii) each share of Company Class A Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (including the shares of Company Class A Common Stock issued upon the conversion of the Company Preferred Stock, but not including any shares of Company Class A Common Stock held in the treasury of RET and any shares of Company Class A Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class A Common Stock equal to the Exchange Ratio and (ii) each share of Company Class B Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (other than any shares of Company Class B Common Stock held in the treasury of RET and any shares of Company Class B Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class B Common Stock equal to the Exchange Ratio. The “Exchange Ratio” will be equal to the quotient of (A) (i) $45,000,000 plus the amount of any Closing Offering with one or more bona fide third parties (which expressly excludes the RET Founders or their affiliates) which is structured as an investment directly into RET and is consummated and funded prior to the effectiveness of this Registration Statement divided by (ii) the Redemption Price, divided by (B) the total fully-diluted shares of Company Common Stock, assuming net exercise of outstanding Company Options and conversion of all outstanding convertible securities. The Redemption Price is estimated to be $11.22 as of September 30, 2024. Accordingly, assuming (x) there is no Closing Offering with bona fide third parties funded prior to the effectiveness of this Registration Statement, (y) there are 1,232 shares of Company Preferred Stock, 250 shares of Company Class A Common Stock, 40 shares of Company Class B Common Stock, and 1,500 Company Options outstanding on the Closing Date, which is the number of such securities outstanding as of the date of this proxy statement/prospectus, and (z) the Redemption Price is $11.22, which is the estimated Redemption Price as of September 30, 2024, the Estimated Exchange Ratio is approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock on an as-converted basis.

(i)
At the effective time of the Company Merger, each Company Option will be converted into the right to receive one Holdco Option on the same terms and conditions as are in effect with respect to such Company Option immediately prior to the effective time of the Company Merger (including with respect to vesting and termination-related provisions), except that (A) such Holdco Option will relate to such number of shares of Holdco Class A Common Stock (rounded down to the nearest whole share of Holdco Class A Common Stock) as is equal to (x) the number of shares of Company Class A Common Stock subject to such Company Option multiplied by (y) the Exchange Ratio, and (B) the exercise price per share of such Holdco Option will be equal to the quotient of (x) the exercise price per share of such Company Option in effect immediately prior to the Company Merger Effective Time divided by (y) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).
(j)
At the effective time of the Company Merger, RET’s organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who were officers and directors of RET immediately prior to the Closing.

As noted above, Holdco will adopt a Dual Class Structure. At the effective time of the Company Merger, the Holdco A&R Articles will authorize two classes of Holdco Common Stock: Holdco Class A Common Stock and Holdco Class B Common Stock. Holdco Class A Common Stock will entitle the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock will be entitled to vote, and Holdco Class B Common Stock will entitle the holders thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote. Based on the 6,801,980 shares of Holdco Class A Common Stock and 58,707 shares of Holdco Class B Common Stock expected to be outstanding immediately following the Closing (assuming the Maximum Redemptions Scenario and assuming no Closing Offering or other financing), the holders of Holdco Class A Common Stock are expected to have 6,801,980 votes in the aggregate and the holders of Holdco Class B Common Stock are expected to have 880,605 votes in the aggregate, respectively, on all matters submitted to the holders of shares of Holdco Common Stock for a vote. The Holdco Class B Common Stock will initially be exclusively held by the RET Founders. Accordingly, the Dual Class Structure will moderately increase the voting power of the RET Founders. If additional shares of Holdco Class B Common Stock are issued after the Closing, the effect of the Dual Class Structure on the concentration of voting control may increase. See “Risk Factors — The RET Founders will have substantial control over Holdco after the Business Combination, which could limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control” and “Risk Factors — The Dual Class Structure may have the effect of concentrating voting control with the holders of Holdco Class B Common Stock.”
The Dual Class Structure will terminate on the date that is five years after completion of the Business Combination, or earlier (i) at the option of the holder at any time, (ii) automatically on the date on which the RET Founders or their Permitted Transferees (as defined in the Holdco A&R Articles) collectively own twenty percent (20%) or less of the number of shares of Holdco Class B Common Stock collectively held by such persons or their Permitted Transferees immediately after the completion of the Business Combination, (iii) automatically upon the occurrence of a transfer of Holdco Class B Common Stock that is not a Permitted Transfer, and (iv) automatically on the date specified by the affirmative vote of the holders of Holdco Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the Holdco Class B Common Stock. The Holdco Class A Common Stock and the Holdco Class B Common Stock have identical economic rights, including dividend and liquidation rights. For more information, see “Description of Holdco’s Securities — Authorized Share Capital.”
For more information about the Business Combination, please see the section titled “The Business Combination.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Structure Diagram
The following diagrams illustrate the Business Combination transaction steps.
Pre-Transaction Structure — Coliseum
Pre-Transaction Structure — RET

SPAC Merger

Public Shareholders
Sponsors
RET Shareholders
Coliseum
(Cayman Islands)
RET
(Massachusetts)
Merger Sub 2
(Massachusetts)
Holdco
(Massachusetts)
Merger Sub 1
(Cayman Islands)

Post-SPAC Merger

Company Merger
The following diagram illustrates the ownership structure of Holdco immediately following the Closing. The equity interests shown in the diagram are based on the following assumptions: (i) the Maximum Redemptions Scenario; (ii) none of the parties set forth in the chart below purchases Class A Ordinary Shares in the open market; and (iii) there are no other issuances of equity interests of Coliseum or Holdco or their subsidiaries prior to or in connection with the Closing. The percentages set forth below also do not take into account the Holdco Warrants that may be exercised commencing 30 days after the Closing or the Holdco Options that may be exercised after the Closing. Certain amounts that appear in this section may not sum due to rounding.

Post-Company Merger

(1)
Assumes that 895,846 Public Shares are redeemed for an aggregate payment of approximately $10.0 million at an assumed Redemption Price of approximately $11.22 per share, representing the Maximum Redemptions Scenario. Includes shares of Holdco Common Stock issuable to the Extension Non-Redeeming Holders pursuant to the Extension Non-Redemption Agreements and assumes that Meteora will hold at least 100,000 Public Shares through the redemption deadline for the Business Combination in order to receive a $1.1 million cash payment of its Deferred Consulting Fee. Excludes shares issuable upon the exercise of 5,000,000 Public Warrants.

(2)
Represents shares of Holdco Common Stock expected to be held by RET Shareholders, including Paul Dacier and Niccolo de Masi. Does not include shares expected to be held by Harry You, which are presented under the heading “Sponsors and Others”. Excludes shares issuable upon the exercise of Holdco Options.

(3)
Represents shares of Holdco Common Stock expected to be held by the New Sponsor, Sponsor Affiliate, and Previous Sponsor. Includes (i) 2,397,377 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock expected to be held by Harry You, following the forfeiture of the Forfeited Shares, and (ii) 942,909 shares of Holdco Class A Common Stock expected to be held by the Previous Sponsor, following the forfeiture of the Forfeited Shares. Excludes shares issuable upon the exercise of 3,225,000 Private Placement Warrants and shares issuable upon the exercise of Holdco Options.

Ownership of Holdco after Closing
Immediately following the Closing, assuming the Maximum Redemptions Scenario, and assuming no Closing Offering or other financing, and without giving effect to any dilutive instruments, such as the exercise of the Holdco Warrants, it is expected that (i) Coliseum Public Shareholders will own approximately 21.8% of Holdco Common Stock outstanding at that time (including the shares issued to the Extension Non-Redeeming Shareholders upon the forfeiture of the Forfeited Shares) and approximately 19.5% of the voting power of outstanding Holdco Common Stock, (ii) RET shareholders will own approximately 64.4% of Holdco Common Stock outstanding at that time and approximately 68.2% of the voting power of outstanding Holdco Common Stock, which percentages include shares held by (x) Harry You, Coliseum’s Chairman, Sponsor Affiliate, and the owner of approximately 42% of RET on a fully-diluted basis prior to the Business

Combination, who will own approximately 35.3% of Holdco Common Stock outstanding at that time, and approximately 35.8% of the voting power of outstanding Holdco Common Stock (after taking into account the forfeiture of Forfeited Shares by Mr. You), and (y) Paul Dacier, RET’s Executive Chairman and the manager and sole member of Rainwater, LLC, the owner of approximately 47% of RET on a fully-diluted basis prior to the Business Combination, will own approximately 27.5% of Holdco Common Stock outstanding at that time and approximately 28.0% of the voting power of outstanding Holdco Common Stock, and (iii) the Previous Sponsor will own approximately 13.7% of Holdco Common Stock outstanding at that time and approximately 12.3% of the voting power of outstanding Holdco Common Stock (after taking into account the forfeiture of Forfeited Shares by the Previous Sponsor).
The Public Shareholders currently own 32.3% of the Coliseum Class A Ordinary Shares prior to the Business Combination. Accordingly, Public Shareholders will experience immediate dilution as a consequence of the Business Combination. As redemptions increase, the overall percentage ownership and voting percentage held by the RET shareholders and the New Sponsor and Sponsor Affiliate will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information, see “Dilution.”
For a detailed description of the expected ownership of Holdco after Closing, please see Questions and Answers About the Business Combination — What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?”
The following table illustrates the implied purchase price per share value of the Holdco Common Stock and Holdco Warrants by reference to the initial price paid.
Name	Coliseum Ordinary Shares Owned Pre- Closing	Purchase Price per Share	Coliseum Warrants Owned Pre- Closing	Purchase Price per Warrant	RET Class A Common Stock Owned Pre- Closing	Purchase Price per Share	RET Class B Common Stock Owned Pre- Closing	Purchase Price per Share	RET Options Owned Pre- Closing	Purchase Price per Option	Holdco Common Stock Owned Post- Closing	Holdco Warrants Owned Post- Closing	Holdco Options Owned Post- Closing
Harry You(1)	2,625,000	(2)	2,257,500	(2)	135	$2.03(3)	16	$2.13(4)	1,000	—	2,420,860	2,257,500	1,457,621
Previous Sponsor	1,125,000	$0.006	967,500	$1.50	—	—	—	—	—	—	942,909	967,500	—
Public Shareholders(5)(6)	1,787,112	$10.00(5)	5,000,000	(5)	—	—	—	—	—	—	891,266(6)	5,000,000	—
Extension Non-Redeeming Shareholders(7)	—	—			—	—	—	—	—	—	606,971	—	—

(1)
Represents shares held by Mr. You directly and warrants held indirectly through the New Sponsor. The New Sponsor is owned and controlled by Harry You.

(2)
In connection with the Transfer Transaction, Mr. You acquired 2,625,000 Founder Shares, and the New Sponsor acquired 2,257,500 Private Placement Warrants, from the Previous Sponsor for an aggregate purchase price of $1.00 plus the obligation to fund Contributions to Coliseum’s Trust Account in connection with the First Extension. Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan.

(3)
Represents (i) the initial purchase price of $2,955.78 per share of Company Class A Common Stock purchased on August 23, 2024, divided by (ii) the Estimated Exchange Ratio.

(4)
Represents (i) the initial purchase price of $3,103.57 per share of Company Class B Common Stock purchased on August 23, 2024, divided by (ii) the Estimated Exchange Ratio.

(5)
Assumes the Public Shareholders purchased their Public Shares and Public Warrants as part of the Units sold in Coliseum’s IPO for $10.00 per Unit.

(6)
In the post-closing column, assumes that 895,846 Public Shares are redeemed for an aggregate payment of approximately $10.0 million at an assumed redemption price of approximately $11.22 per share representing the Maximum Redemptions Scenario.

(7)
In November 2023, in connection with an amendment to the SPAC Organizational Documents to extend the time by which Coliseum must complete its initial business combination, Harry You entered into Extension Non-Redemption Agreements with certain holders of Public Shares, pursuant to which the Extension Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the extension, and as consideration therefor will be issued an aggregate of 606,971 Class A Ordinary Shares immediately prior to the SPAC Merger. The Extension Non-Redeeming Shareholders are not required to continue to hold or not redeem their Public Shares in connection with the Business Combination, and are not required to vote their Public Shares in favor of the Business Combination, in order to receive such shares. Accordingly, we cannot assure you that the Extension Non-Redeeming Shareholders still hold any portion of the 2,023,236 Public Shares that were the subject of the Extension Non-Redemption Agreements as of the date of this proxy statement/prospectus or that they will continue to hold such shares on the Closing Date. In both the pre-closing and post-closing columns, any Public Shares held by Extension Non-Redeeming Shareholders are included within the Public Shareholders row.

For information on the impact of redemptions on the per-share value of the Public Shares owned by non-redeeming shareholders, see the “Per Share Value” table within the question and answer entitled “What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?”.
Transfer Restrictions
Holdco and the Lock-Up Parties will enter into the Lock-Up Agreement at the Closing, pursuant to which the Lock-Up Shares will be subject to a two-year lock-up and the Lock-Up Warrants will be subject to a 30 day lock-up following the Closing. An aggregate of 5,362,450 Lock-Up Shares and 3,225,000 Lock-Up Warrants are anticipated to be subject to such transfer restrictions. However, pursuant to the Lock-Up Agreement, Coliseum will have the right to exclude from the lock-up that number of Lock-Up Shares held by the Previous Sponsor as is necessary to meet the initial listing requirements of Nasdaq.

Set forth below is a tabular presentation of the post-closing lock-ups:
Lock-Up Party	Number and Type of Securities	Lock-Up Term	Permitted Transferees
Previous Sponsor(1)	942,909 shares of Holdco Class A Common Stock(2) 967,500 Holdco Warrants	Shares – 2 Years Warrants – 30 Days
The transfer restrictions do not apply to the following: (a) transfers to Holdco’s directors or officers, any affiliates or family members of Holdco’s directors or officers, a party to the agreement, any members of such person or any affiliate of such person; (b) transfers by gift to a member of the party’s immediate family, or to a trust the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization, (c) by virtue of laws of descent and distribution upon death, (d) by operation of law or pursuant to a court order, (e) to a partnership, limited liability company or other entity of which the party or its immediate family are the legal and beneficial owner of all outstanding equity securities, (f) if the party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (g) by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity, (h) transfers of Holdco Common Stock or other securities convertible into or exercisable or exchangeable for Holdco Common Stock acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the lock-up period, (i) exercises of stock options or warrants or the vesting of stock awards, and any transfers upon the cashless or net exercise thereof or for the purpose of paying the exercise price or taxes in connection therewith, provided that all shares of Holdco Common Stock received by the party will remain subject to the lock-up, (j) repurchases by Holdco pursuant to any pre-existing contractual arrangement, (k) the entry into a 10b5-1 plan provided that no transfers are made during the lock-up period, and (l) in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of Holdco’s securityholders having the right to exchange their shares of Holdco Common Stock for cash, securities or other property.

Paul Dacier	1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock	Shares – 2 Years
Harry You and New Sponsor(1)
2,397,377 shares of Holdco Class A Common Stock, 23,483 shares of Holdco Class B Common Stock, and 1,457,621 shares of Holdco Class A Common Stock issuable upon the exercise of Holdco Options assuming such options are exercised for cash
2,257,500 Holdco Warrants
Shares – 2 Years Warrants – 30 Days
Niccolo de Masi
93,697 shares of Holdco Class A Common Stock, 16,438 shares of Holdco Class B Common Stock, and 728,810 shares of Holdco Class A Common Stock Issuable upon the exercise of Holdco Options assuming such options are exercised for cash
Shares – 2 Years

(1)
Reflects the forfeiture of 182,091 Forfeited Shares by the Previous Sponsor and 424,880 Forfeited Shares by Mr. You pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement.

(2)
Pursuant to the Lock-Up Agreement, Coliseum will have the right to exclude from the lock-up that number of Lock-Up Shares held by the Previous Sponsor as is necessary to meet the initial listing requirements of Nasdaq.

Sources and Uses of Proceeds of the Business Combination
The following table summarizes the anticipated sources and uses of funds in the Business Combination, in various redemptions scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.
Sources:
(In Millions)	No Additional Redemptions	25% Redemptions Scenario	Maximum Redemptions Scenario(1)
Cash in the Trust Account(2)	$20.1	$15.0	$10.0
Equity Rollover	$45.0	$45.0	$45.0
Total Sources	$65.1	$60.0	$55.0

(1)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(2)
Assumed redemption price of approximately $11.22 per share.

Uses:
(In Millions)	No Additional Redemptions	25% Redemptions Scenario	Maximum Redemptions Scenario(1)
Equity Rollover	$45.0	$45.0	$45.0
Cash to Balance Sheet	$11.7	$6.6	$1.6
Transaction Expenses(2)	$8.4	$8.4	$8.4
Total Uses	$65.1	$60.0	$55.0

(1)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(2)
See “Unaudited Pro Forma Combined Financial Information” for more information about assumed transaction expenses.

Closing Conditions
The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of certain conditions, including the Minimum Cash Condition and the condition that the Holdco Class A Common Stock shall have been approved for listing on Nasdaq, each of which may be waived by RET at any time prior to the Closing, including after the Extraordinary General Meeting. The consummation of any third party financing is not a condition to Closing the Business Combination, and the parties intend to satisfy the Minimum Cash Condition through the retention of Public Shares. As of the date of this proxy statement/prospectus, there has been no, and there are no commitments for, a Closing Offering or other financing. Unless these conditions are satisfied or waived by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. If not satisfied, there can be no assurance that the parties to the Business Combination

Agreement would waive any such provisions of the Business Combination Agreement. For additional information, see “The Business Combination — Closing Conditions”.
Termination
The Business Combination Agreement may be terminated and the Business Combination abandoned at any time prior to the Closing by mutual written consent of RET and Coliseum, by written notice by either Coliseum or RET if the Closing has not occurred on or before December 25, 2024 (the “Outside Date”) and the material breach of the party seeking termination was not the cause of, or did not result in, the failure of the Closing to occur before the Outside Date, or by written notice by Coliseum or RET, respectively due to certain breaches of covenants, agreements, representations and warranties, among other things.
In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will become void and be of no further force or effect, without any liability on the part of any party thereto or its respective shareholders, directors, officers, employees, affiliates, agents, consultants or representatives, other than liability of RET or Coliseum, as the case may be, for any willful and material breach of its covenants and agreements under the Business Combination Agreement or common law fraud, occurring prior to such termination. Certain provisions of the Business Combination Agreement as set forth in the Business Combination Agreement will survive any termination of the Business Combination Agreement.
For additional information, see “The Business Combination — Termination”.
Holdco Board after the Business Combination
Effective as of the Closing, the board of directors of Holdco (the “Holdco Board”) will consist of five members, including Christopher Riley, Harry You, and three additional directors to be mutually selected by Coliseum and RET. Such additional Holdco Board designees are expected to be identified between the date of this Registration Statement and Closing. The parties will disclose the additional designees by filing a Current Report on Form 8-K and a supplement to this proxy statement/prospectus. See the section titled “Management of the Surviving Company Following the Proposed Transactions” for additional information.
Corporate Structure
As described above and contemplated by the Business Combination Agreement, the Business Combination will be consummated via a multiple-merger structure (also known as “double dummy”), consisting of the SPAC Merger and the Company Merger. Under this structure, upon the consummation of the Business Combination, Holdco will be the public company listed on Nasdaq and each of RET (as the surviving entity of the Company Merger) and Merger Sub 1 (as the surviving company of the SPAC Merger) will be wholly-owned subsidiaries of Holdco. Accordingly, the business of developing, improving, and commercializing ionization rainfall generation technology will continue to be conducted by RET as a subsidiary of Holdco.
Under the Holdco A&R Articles, Holdco may engage in any and all lawful business for which a business corporation may engage in under the MBCA. In the future, Holdco may acquire additional businesses or assets which may or may not be complementary to the RET business. If Holdco acquires a business or assets that are not complementary to the RET business, such business or assets may not be able to leverage our existing infrastructure or operational experience, which may increase the costs and risk associated with such acquisitions, and we may determine in connection with such acquisition or afterward to separate the ownership of such business or assets from that of RET through a spin-off, split off or otherwise of RET or of such business or assets. See the section entitled “Risk Factors — Holdco may invest in or acquire other businesses in the future, which may or may not be complementary to the RET business. Investing in or acquiring other businesses will require the devotion of a significant amount of time and resources, may not be successful, and could negatively impact Holdco’s results of operations, financial condition and liquidity.”
Ancillary Documents
In connection with the Business Combination, Coliseum and RET have entered into, or intend to enter into on the Closing Date, several agreements, including the Sponsor Support Agreement, Company Support

Agreement, Registration Rights Agreement and Lock-Up Agreements. For additional information about each of these agreements, see “The Business Combination — Ancillary Documents”.
In November 2023, in connection with an amendment to the SPAC Organizational Documents to extend the time by which Coliseum must complete its initial business combination, Harry You entered into Extension Non-Redemption Agreements with the Extension Non-Redeeming Shareholders, pursuant to which the Extension Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the extension. In exchange for these commitments from the Extension Non-Redeeming Shareholders, Mr. You agreed to forfeit and surrender for no consideration the Forfeited Shares at the Closing and Coliseum agreed to issue to the Extension Non-Redeeming Shareholders a number of newly issued Ordinary Shares in an amount equal to the Forfeited Shares. The Extension Non-Redeeming Shareholders have fully performed all of their obligations under the Extension Non-Redemption Agreements and are not required to continue to hold or not redeem their Public Shares in connection with the Business Combination, and are not required to vote their Public Shares in favor of the Business Combination, in order to receive such shares. Accordingly, we cannot assure you that the Extension Non-Redeeming Shareholders still hold any portion of the 2,023,236 Public Shares that were the subject of the Extension Non-Redemption Agreements as of the date of this proxy statement/prospectus or that they will continue to hold such shares on the Closing Date.
Financing Cooperation
The Business Combination Agreement requires Coliseum, RET and Holdco to use commercially reasonable efforts to secure at the Closing one or more financing commitments in the form of private placement transactions with institutional investors, backstops against redemptions of Public Shares, non- redemption agreements, or any other form of equity or equity-related financing, in each case on commercially reasonable and market-based terms reasonably acceptable to Coliseum and RET, acting together in good faith. As of the date of this proxy statement/prospectus, there has been no, and there are no commitments for, a Closing Offering or other financing. For additional information, see “The Business Combination — Covenants and Agreements — Financing Cooperation”.
Interests of Certain Persons in the Proposed Transactions
In considering the recommendation of the Board and Transaction Committee to vote in favor of approval of the Business Combination Proposal, Merger Proposal, and the Adjournment Proposal, shareholders should keep in mind that Coliseum’s New Sponsor, directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated Coliseum shareholders. See “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination.”
The existence of financial and personal interests of one or more of Coliseum’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Coliseum and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Coliseum’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.
The personal and financial interests of the New Sponsor, as well as Coliseum’s directors and officers may have influenced their motivation in identifying and selecting RET as a business combination target, completing an initial business combination with RET and influencing the operation of the business following the Closing. In considering the recommendations of the Board to vote for the proposals, Coliseum’s shareholders should consider these interests.
Further, unaffiliated Coliseum shareholders should keep in mind that the RET Founders and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated Coliseum shareholders. See “The Business Combination — Interests of the RET Founders in the Business Combination” and “Related Party Transactions” for more information related to certain transactions and arrangements between RET and the RET Founders.

Compensation Received by the Previous Sponsor, New Sponsor, Sponsor Affiliate, Officers, and Directors
Set forth below is a summary of the amount of compensation and securities received or to be received by the Previous Sponsor, New Sponsor, Sponsor Affiliate, and Coliseum’s directors in connection with the Business Combination and related transactions.
	Securities to be Received	Other Compensation
Previous Sponsor
942,909 shares of Holdco Class A Common Stock upon the exchange of 942,909 Founder Shares, initially acquired by the Previous Sponsor prior to Coliseum’s IPO at a price of approximately $0.006 per share.
967,500 Holdco Warrants upon the conversion of 967,500 Private Placement Warrants, initially acquired by the Previous Sponsor in a private placement consummated concurrently with Coliseum’s IPO at a price of $1.50 per Private Placement Warrant.
None
New Sponsor
2,257,500 Holdco Warrants upon the conversion of the 2,257,500 Private Placement Warrants held by the New Sponsor.
In June 2023, the New Sponsor purchased in the Transfer Transaction from the Previous Sponsor an aggregate of (i) 2,625,000 Founder Shares and (ii) 2,257,500 Private Placement Warrants for an aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by

On June 22, 2023, Coliseum issued a Convertible Note to New Sponsor with a principal amount up to $1.5 million. As of the date of this proxy statement/prospectus, the outstanding amount under such Convertible Note is $650,000. Such outstanding amount may be converted into Private Placement Warrants at $1.50 per warrant or repaid in cash at the Closing. Coliseum owes the New Sponsor $170,000 of accrued administrative services fees as of the date of this proxy statement/prospectus.
As of the date of this proxy statement/prospectus, the New Sponsor had advanced approximately $1.6 million to Coliseum for working capital purposes. These amounts are expected to be paid upon consummation of the Business Combination with operating capital funds to the extent available.
In June 2023 and in connection the Transfer Transaction, Coliseum agreed to pay the New Sponsor a total of $10,000 per month for administrative, financial and support services through the Closing.

	Securities to be Received	Other Compensation
the New Sponsor.
Sponsor Affiliate
2,200,120 shares of Holdco Class A Common Stock upon conversion of the 2,200,120 Coliseum Class A Ordinary Shares the New Sponsor will hold as of immediately prior to the Closing, after deducting 424,880 Forfeited Shares.
In June 2023, the New Sponsor purchased in the Transfer Transaction from the Previous Sponsor an aggregate of (i) 2,625,000 Founder Shares and (ii) 2,257,500 Private Placement Warrants for an aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor.
197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock upon the exchange of 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, respectively, in the Company Merger, for which the Sponsor Affiliate paid $450,000.
Holdco Options to purchase 1,457,621 shares of Holdco Class A Common Stock assuming such options are exercised for cash at an exercise price of $2.03 upon the

The Sponsor Affiliate will be reimbursed an aggregate of $500,000 of out-of-pocket expenses incurred by the Sponsor Affiliate related to identifying, negotiating, investigating and completing the Business Combination. On August 22, 2024, Coliseum and the Sponsor Affiliate entered into an amendment to the Letter Agreement pursuant to which Coliseum agreed to reimburse Mr. You an aggregate of $500,000 for such out-of-pocket expenses.
The Sponsor Affiliate advanced funds in an aggregate amount of $200,000 to RET, which is documented by a nonconvertible promissory note in the principal amount of $600,000, which bears interest at a rate of 5% per annum and is due on demand.
As of the date of this proxy statement/prospectus, the Sponsor Affiliate has made approximately $220,000 in advances to RET, which are expected to be repaid at the Closing.

	Securities to be Received	Other Compensation
exchange of 1,000 Company Options in the Company Merger, which Company Options were granted to Mr. You in connection with services he provided to RET.
Directors	None	Coliseum’s directors, other than Harry You, will each receive $100,000 of cash compensation for their services as directors of Coliseum, payable upon the earlier of the completion of the Business Combination or Coliseum’s liquidation. None of the funds in the Trust Account will be used to compensate Coliseum’s directors.
Officers	None	Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing, and as such, in the future, Ms. Truong may receive compensation for her service as an officer of Holdco, which may consist of base salary, cash or stockbased awards, and any other remuneration that the Holdco Board determines to pay its executive officers.
The cash compensation paid to directors, the reimbursement of expenses and advances, and the securities issued to the Previous Sponsor, New Sponsor and Sponsor Affiliate may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Dilution”.
Potential Purchases of Public Shares and Public Warrants
At any time prior to the Record Date for the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Coliseum or its securities, the New Sponsor, Sponsor Affiliate, Coliseum’s directors, executive officers and advisors or their affiliates may purchase Public Shares or Public Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares or Public Warrants the New Sponsor, Sponsor Affiliate, Coliseum’s directors, executive officers and advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Coliseum’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.
In the event that the New Sponsor, Sponsor Affiliate, Coliseum’s directors, executive officers and advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to (1) increase the likelihood of obtaining shareholder approval of the Business Combination, (2) reduce the number of Public Warrants outstanding or (3) satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Coliseum expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Coliseum’s Class A Ordinary Shares or Public Warrants and the number of beneficial holders of Coliseum’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Coliseum’s securities on a national securities exchange.
In the event the New Sponsor, Sponsor Affiliate, Coliseum’s directors, executive officers and advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, and their affiliates will purchase Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders outside the redemption process, they would do so at a price no higher than the Redemption Price;

•
this proxy statement/prospectus would include a representation that any of the Public Shares purchased by the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, and their affiliates from Public Shareholders outside the redemption process would not be voted in favor of approving the Business Combination;

•
the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors and their affiliates would not possess any redemption rights with respect to the Public Shares or, if they possess such redemption rights, they would waive such rights; and

•
Coliseum will disclose in a Current Report on Form 8-K to be filed before the Extraordinary General Meeting the following material items:

•
the number of the Public Shares purchased by the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates from Public Shareholders outside the redemption process, along with the purchase price for such Public Shares;

•
the purpose of the purchases of such Public Shares by the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates;

•
the impact, if any, of the purchases of such Public Shares by the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates on the likelihood that the Business Combination will be approved and consummated;

•
the identity of the selling shareholders who sold such Public Shares to the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates (if not purchased on the open market) or the nature of the selling shareholders (e.g., 5% security holders) who sold such Public Shares to the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates; and

•
the number of Public Shares for which Coliseum has received redemption requests pursuant to Coliseum’s redemption offer.

The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination
The Transaction Committee and the Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including (i) RET’s future business prospects, its innovative technology, its unique market position, opportunities for sustained growth and commercialization of its technology, which the Transaction Committee and the Board believe provides RET with the opportunity to become an industry leader in rainfall generation technology, (ii) RET’s strong management team, including its leadership by Christopher Riley, as Chief Executive Officer, (iii) RET’s water infrastructure advantage, the patents from Dr. Theodore Anderson to innovate on the technology and the possibility of future partnerships with other water enhancement technology partners, (iv) the fact that transitioning to a public company would provide significant benefits for RET, including additional access to capital, and (v) in consultation with Needham, certain valuation analyses described below under the heading “Valuation

Analysis.” Further, in recommending the Business Combination to Coliseum shareholders, the Transaction Committee considered each of the above factors along with Needham’s Fairness Opinion described below under the heading “Opinion of Needham & Company, LLC”. In light of the complexity of those factors, the Transaction Committee and Board did not consider it practicable to, nor did they attempt to, quantify or otherwise assign relative weights to the specific factors each took into account in reaching their decisions. Individual members of the Transaction Committee or the Board may have given different weight to different factors.
Further, although the Transaction Committee and Board believe that the Business Combination with RET presents a unique business combination opportunity and is fair, advisable, and in the best interests of Coliseum and its shareholders, the Transaction Committee and the Board also considered certain potentially material negative factors as well as certain potential conflicts of interest in arriving at that conclusion, including (i) RET’s limited operating history, (ii) the risks and costs to Coliseum if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, (iii) the fact that the Transaction Committee and Board did not obtain an opinion from a financial advisor or accounting firm that the consideration to be received by the Coliseum shareholders is fair to Coliseum or its shareholders from a financial point of view prior to signing the Business Combination Agreement (Needham’s Fairness Opinion was obtained on September 17, 2024, as discussed in more detail elsewhere in this proxy statement/prospectus), (iv) the fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Coliseum’s control, and that the Business Combination Agreement restricts Coliseum from considering other potential business combinations for so long as the Business Combination Agreement is in effect, (v) the fact that current Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Common Stock as consideration in the Business Combination and, as a result, such Public Shareholders will collectively own a minority interest in Holdco after the Closing, and (vi) the fact that Coliseum’s New Sponsor, directors and executive officers, and entities affiliated with them, and the RET Founders and their affiliates, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated Coliseum shareholders. These factors are discussed in greater detail in the section entitled “The Business Combination — The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors”.
This explanation of the reasons for the Transaction Committee’s and the Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
Opinion of Needham & Company, LLC
Needham was engaged to act as financial advisor to the Transaction Committee in connection with the Business Combination and to render the Fairness Opinion. On September 17, 2024, Needham delivered its oral opinion, which it subsequently confirmed in writing, to the Transaction Committee that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Consideration to be delivered by Holdco to the equityholders of RET in the Business Combination pursuant to the Business Combination Agreement was fair to the holders of Class A Ordinary Shares (other than the Excluded Holders) from a financial point of view. The complete text of Needham’s opinion, dated September 17, 2024, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham, is attached as Annex J to this proxy statement/prospectus and is incorporated herein by reference. The summary of Needham’s opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Needham provided its opinion for the information and assistance of the Transaction Committee in connection with and for the purpose of the Transaction Committee’s evaluation of the transactions contemplated by the Business Combination Agreement. Needham’s opinion does not address any other aspect of the Business Combination, or any related transaction, and does not constitute a recommendation to any shareholder of Coliseum as to how that shareholder should vote or act on any matter relating to the Business Combination. Needham did not express any opinion as to the value of Holdco Common Stock or Holdco Warrants when issued pursuant to the Business Combination or the prices at which Coliseum Ordinary Shares or Coliseum Warrants or Holdco Common Stock or Holdco Warrants will actually trade at any time. See the subsection entitled “The Business Combination — Opinion of Needham & Company, LLC” for more information.

Appraisal Rights
In respect of the special resolution to approve the Merger Proposal, under section 238 of the CACI, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The CACI prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, the Board is of the view that the “fair value” of the Coliseum Ordinary Shares for the purposes of these dissenter rights will be equal to the Redemption Price and, accordingly, any holder of Coliseum Ordinary Shares who wishes to dissent from the Business Combination should exercise their redemption rights rather than any appraisal rights. See the section entitled “Appraisal Rights and Dissenters’ Rights” for more information.
Listing of Securities
Coliseum’s Units, Class A Ordinary Shares and Public Warrants are currently listed on Nasdaq under the symbols “MITAU,” “MITA” and “and MITAW,” respectively. On November 19, 2024, Holdco applied for listing, to be effective at Closing, of the Holdco Class A Common Stock and Holdco Warrants on the Nasdaq Global Market under the symbols “RAIN” and “RAINW”, respectively. Upon consummation of the Business Combination, the Units, Class A Ordinary Shares and Public Warrants will be delisted from the Nasdaq and deregistered under the Exchange Act. It is a condition to RET’s obligations to consummate the Business Combination that the Holdco Class A Common Stock is approved for listing on Nasdaq. Holdco, RET, and Coliseum believe that Holdco will satisfy the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by RET. RET may waive the Nasdaq listing condition at any time prior to the Closing, including after the Extraordinary General Meeting. If RET waives such condition, Coliseum intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the Extraordinary General Meeting.
Nasdaq rule IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, which, in the case of Coliseum, was June 22, 2024. On June 25, 2024, Coliseum received a notice from the Listing Qualifications Department of the Nasdaq Stock Market stating that, due to Coliseum’s non-compliance with Nasdaq Rule IM-5101-2, Coliseum’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, unless Coliseum timely requested a hearing before the Nasdaq Hearings Panel. Coliseum requested a hearing before the Hearing Panel, which took place on August 8, 2024. On August 14, 2024, the Nasdaq Hearings Panel notified Coliseum that it granted Coliseum’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, Coliseum will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its initial business combination, provided that Coliseum provides the Hearings Panel with certain progress updates relating to the status of the Business Combination. For more information see “Risk Factors — The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq”.
It is important for you to know that, at the time of the Extraordinary General Meeting, Holdco may not have received from Nasdaq either confirmation of the listing of the Holdco Class A Common Stock and Holdco Warrants or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the Extraordinary General Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether Holdco’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.
Anticipated Accounting Treatment
The Business Combination is made up of the series of transactions provided for in the Business Combination Agreement as described elsewhere within this proxy statement/prospectus. The Business

Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Coliseum will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be the equivalent of RET issuing shares for the net assets of Coliseum, accompanied by a recapitalization. The net assets of both Coliseum will be stated at historical cost, with no goodwill or other intangible assets recorded. See “Unaudited Pro Forma Combined Financial Information — Accounting for the Business Combination.”
Regulatory Approvals
Each of Coliseum and RET has agreed to use their respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Business Combination Agreement in the most expeditious manner practicable and to obtain in the most expeditious manner practicable all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Business Combination Agreement. The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this proxy statement/prospectus entitled “The Business Combination — Regulatory Approvals.”
U.S. Federal Income Tax Considerations
For a discussion summarizing material U.S. federal income tax considerations of the Business Combination and an exercise of Redemption Rights in connection with the Proposed Transaction, please see “Material U.S. Federal Income Tax Considerations”.
Cayman Islands Tax Considerations
For a discussion summarizing material Cayman Islands income tax considerations of the Business Combination and an exercise of Redemption Rights in connection with the Proposed Transaction, please see “Material Cayman Islands Income Tax Considerations”.
Comparison of Shareholders’ Rights
If the Business Combination is successfully completed, holders of Coliseum’s Ordinary Shares will become holders of Holdco Common Stock, and holders of Coliseum’s Warrants will become holders of Holdco Warrants, and their rights as shareholders will be governed by Holdco’s organizational documents. There are also differences between the laws governing Coliseum, a Cayman Islands company, and Holdco, a Massachusetts corporation. Please see the section entitled “Comparison of Shareholders’ Rights.”
The Extraordinary General Meeting
Date, Time and Place
The Extraordinary General Meeting at 9:00 a.m. Eastern Time, on December 23, 2024 at the offices of White & Case LLP, Coliseum’s legal counsel, at 1221 Avenue of the Americas, New York, NY 10020.
Proposals at the Extraordinary General Meeting
At the Extraordinary General Meeting, Coliseum is asking holders of Ordinary Shares to consider and vote upon:
(1)
a proposal to approve the Business Combination described in this proxy statement/prospectus, including the Business Combination Agreement;

(2)
a proposal to approve the Plan of Merger; and

(3)
a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Coliseum is unable to consummate the Business Combination.

Recommendation of the Transaction Committee and the Board
The Transaction Committee, with the advice and assistance of Needham and its other advisors, evaluated the terms of the Business Combination Agreement and the transactions contemplated thereby. The Transaction Committee was actively engaged in the negotiation process on a continuous and regular basis.

After careful consideration, the Transaction Committee unanimously (i) determined that the terms and conditions of the Business Combination Agreement and the Business Combination were fair, advisable, and in the best interests of Coliseum and its shareholders and (ii) resolved to recommend that the Board approve the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “The Extraordinary General Meeting — Recommendation of the Board” for more information.
On the same day, the Board (other than Harry You, who recused himself from consideration and approval of the Business Combination), after careful consideration and based in part on the unanimous recommendation of the Transaction Committee, determined that the Business Combination is fair, advisable, and in the best interests of Coliseum and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby.
The Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of Coliseum and its shareholders and recommends that Coliseum Shareholders vote “FOR” each proposal being submitted to a vote of the Coliseum Shareholders at the Extraordinary General Meeting.
For a more complete description of the Transaction Committee’s and Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Transaction Committee and the Board, see the subsection entitled “The Business Combination — The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination”.
When you consider the recommendation of the Transaction Committee and the Board in favor of approval of these proposals, you should keep in mind that, aside from their interests as shareholders, the New Sponsor and Coliseum’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Coliseum shareholders. Please see the subsection entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor New Sponsor, Directors and Officers in the Business Combination”.
Voting Power; Abstentions and Broker Non-Votes; Record Date
With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”
If a shareholder fails to return a proxy card, and does not attend the Extraordinary General Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement.
Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.
Coliseum has fixed the close of business on November 26, 2024, as the “Record Date” for determining Coliseum shareholders entitled to notice of and to attend and vote at the Extraordinary General Meeting. As of the close of business on the Record Date, there were 5,537,112 Ordinary Shares of Coliseum outstanding and entitled to vote. Each share is entitled to one vote at the Extraordinary General Meeting.
As of the Record Date, the Previous Sponsor, New Sponsor and Sponsor Affiliate held of record and were entitled to vote an aggregate of 3,750,000 Founder Shares. The Founder Shares currently constitute approximately 67.7% of the outstanding Ordinary Shares. The Previous Sponsor, New Sponsor and Sponsor Affiliate have agreed to vote any Founder Shares held by them as of the Record Date in favor of the Business Combination. Accordingly, the Previous Sponsor, New Sponsor and Sponsor Affiliate will be able to approve each of the Business Combination Proposal, the Merger Proposal, and the Adjournment Proposal even if all other outstanding shares are voted against such proposal. However, to the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

Quorum and Required Vote
The presence, in person or by proxy, of the holders of a majority of the issued and outstanding Ordinary Shares entitled to vote constitutes a quorum at the Extraordinary General Meeting.
Approval of the Business Combination Proposal requires the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class.
Approval of the Merger Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of Class A Ordinary Shares and Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. As the SPAC Organizational Documents require resolutions put to the vote of a meeting to be decided by poll, in accordance with section 60(4) of the CACI, regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass the Merger Proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class.
The Business Combination was not structured to require the approval of at least a majority of Coliseum’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.
Proxy Solicitation
Proxies may be solicited by mail, telephone, on the internet, or in person. Coliseum has engaged Sodali to assist in the solicitation of proxies. Coliseum has agreed to pay Sodali a fee of $12,500, plus disbursements.
If a shareholder grants a proxy, it may still vote its shares if it revokes its proxy before the Extraordinary General Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting — Proxy Solicitation”.
Redemption Rights
Pursuant to the SPAC Organizational Documents, a Public Shareholder may request that Coliseum redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares or Units who wish to exercise their redemption rights must, (i) if they hold their Public Shares through Units, elect to separate their Units into the underlying Public Shares and Warrants and (ii) prior to 5:00 p.m., Eastern Time, on December 19, 2024 (which date is two business days before the scheduled vote at the Extraordinary General Meeting), (A) submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Coliseum redeem all or a portion of their Public Shares for cash and (B) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $20.1 million, or $11.22 per Public Share, as of September 30, 2024). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination.
Prior to exercising redemption rights, Public Shareholders should verify the market price of the Class A Ordinary Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Coliseum cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the Class A Ordinary Shares when Public Shareholders wish to sell their shares. For information on the impact of redemptions on the per-share value of the Public Shares owned by non-redeeming shareholders, see the “Per Share Value” table within the question and answer entitled “What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?”.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline to submitting redemption requests and thereafter, with Coliseum’s consent, until the Closing. If a holder delivers its Public Shares for redemption to the Transfer Agent and later decides to withdraw such request prior to the deadline for submitting redemption requests, the holder may request that the Transfer Agent return the shares (physically or electronically).
Any written demand of redemption rights must be received by the Transfer Agent prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the Transfer Agent prior to the deadline for submitting redemption requests.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.
Unlike other special purpose acquisition companies, the SPAC Organizational Documents do not prohibit Coliseum from redeeming Public Shares if such redemption would cause Coliseum’s net tangible assets to be less than $5,000,001 following such redemption, provided that Coliseum is not immediately prior to Closing, and Holdco is not upon the Closing, a “penny stock” issuer. Accordingly, if redemptions in connection with the Business Combination would cause Holdco’s net tangible assets to be less than $5,000,001 after consummation of the Business Combination and Coliseum and Holdco do not meet another exemption from the “penny stock” rule (such as the Holdco Class A Common Stock being listed on Nasdaq, or the price of the Holdco Class A Common Stock exceeding $5.00), then Coliseum may be prohibited from consummating the Business Combination. See “Risk Factors — The SPAC Organizational Documents will prohibit Coliseum from consummating the Business Combination if Coliseum immediately prior to Closing or Holdco upon the closing would be a “penny stock” issuer.”
See the section entitled “The Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash. See also “Questions and Answers about the Business Combination — Do I have redemption rights?, — Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?, — How do I exercise my redemption rights?, — If I am a holder of Units, can I exercise redemption rights with respect to my Units?, and — If I am a holder of Public Warrants, can I exercise redemption rights with respect to my Public Warrants?” for additional information on the exercise of redemption rights.
Previous Exercises of Redemption Rights
Further, pursuant to the SPAC Organizational Documents, Public Shareholders are entitled to request that Coliseum redeem all or a portion of his, her or its Public Shares for cash in connection with a proposal to amend the SPAC Organization Documents to extend the time period Coliseum has to complete a business combination or any other amendment that would affect the substance or timing of Coliseum’s obligation to redeem Public Shares. Coliseum has amended the SPAC Organization Documents on three occasions to extend the time it has to complete a business combination. The table below summarizes redemptions in connection with such amendments.
Amendment Date	Public Shares Redeemed	Public Shares Outstanding Following Redemptions	Approximate Amount in Trust Account Following Redemptions
June 22, 2023(1)	9,121,799	5,878,201	$61.3 million
November 27, 2023	3,001,840	2,876,361	$30.8 million
September 24, 2024(2)	1,089,249	1,787,112	$20.0 million

(1)
In connection with the First Extension, the New Sponsor was required to make Contributions of $100,000 to the Trust Account in connection with every month of the First Extension elected by the Board. The New Sponsor made five such Contributions, for a total of $500,000, through drawdowns of the Convertible Note.

(2)
In connection with the Third Extension, the New Sponsor is required to make New Contributions of $50,000 to the Trust Account in connection with every month of the Third Extension elected by the Board. As of the date of this proxy statement/prospectus, the New Sponsor has made three such New Contributions for a total of $150,000, through drawdowns of the Convertible Note.

Emerging Growth Company
Each of Coliseum and Holdco is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Neither of Coliseum or Holdco has elected to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Coliseum and Holdco, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
This may make comparison of Coliseum’s and Holdco’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Holdco will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which Holdco has total annual revenue of at least $1.235 billion, or (c) in which Holdco is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which Holdco has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.
Smaller Reporting Company
Additionally, each of Coliseum and Holdco is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Holdco will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of Holdco Class A Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, and (ii) Holdco’s annual revenue exceeds $100 million during such completed fiscal year or the market value of the shares of Holdco Class A Common Stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent Holdco takes advantage of such reduced disclosure obligations, it may also make comparison of Holdco’s financial statements with other public companies difficult or impossible.
Risk Factor Summary
In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the Annexes, and especially consider the factors discussed in the section entitled “Risk Factors”. Some of the risks related to Coliseum, Holdco and RET’s business and industry and the Business Combination are summarized below.
Risks Relating to RET’s Business and Industry
•
RET has identified material weaknesses in its internal control over financial reporting as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10,

2022 (inception) through December 31, 2022 and as of and for the three and nine months ended September 30, 2024.
•
RET and Holdco may face litigation and other risks as a result of the restatements of RET’s financial statements and the material weaknesses in RET’s internal control over financial reporting.

•
RET has a limited operating history and has not yet generated any revenues, which makes it difficult to forecast its future results of operations.

•
RET expects to incur significant expenses and losses for the foreseeable future.

•
RET’s estimates of market opportunity and growth forecasts may prove to be inaccurate.

•
RET’s growth is dependent upon its ability to successfully support and service its clients.

•
RET may not manage growth effectively.

•
RET will need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and it cannot be sure that additional financing will be available.

•
RET can provide no assurance of the effectiveness and success of ionization rainfall generation technology in increasing precipitation.

•
RET has not demonstrated it can develop rainfall generation technology and faces barriers in replicating meaningful rainfall generation. If RET cannot successfully overcome those barriers, its business will be negatively impacted and could fail.

•
RET may not be able to manufacture its technology at the pace, scale and volume needed to generate and meet market demand.

•
The markets for rainfall generation-related products are in nascent stages, and RET may have limited opportunities to license its technologies or sell its products.

•
RET may be harmed by competing technologies.

•
RET will be dependent on its suppliers and manufacturers, and supply chain issues could delay the introduction of RET’s product and negatively impact its business and operating results.

•
RET may be affected by failures of its clients, both private and public, to meet their payment obligations.

•
RET’s future success depends in part on recruiting and retaining key personnel and failure to do so may make it more difficult for RET to execute the business strategy.

•
RET’s operations, projects and prospects are located in remote areas, and RET’s production, processing and product delivery will rely on the infrastructure and skilled labor being adequate and remaining available.

•
RET’s business is dependent on the international market prices of energy and fiberglass, among other materials, which are both cyclical and volatile.

•
System security and data protection breaches, as well as cyber-attacks, could disrupt RET’s operations, which may damage RET’s reputation and adversely affect its business.

•
Clients and others may hold RET accountable for changing environmental and/or weather conditions, including challenges resulting from excessive rain.

•
Political, regulatory and social opposition to RET’s activities could adversely impact its business and reputation.

•
The intellectual property rights of others may prevent RET from commercializing its products or developing new technology or entering new markets, and RET’s business may suffer or be exposed to liability or costly litigation if third parties assert that RET violates their intellectual property rights.

•
RET’s ability to expand in certain locations is subject to land restriction policies and permits which RET may fail to obtain or which may be terminated or not renewed by governmental authorities.

Risks Relating to Ownership of Holdco Securities
•
There can be no assurance that the shares of Holdco Class A Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that Holdco will be able to comply with the continued listing rules of Nasdaq.

•
The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq.

•
The ability of Public Shareholders to exercise redemption rights with respect to a large number of Public Shares may adversely affect the liquidity and trading of Holdco securities following Closing.

•
An active trading market for Holdco Class A Common Stock may not develop or be sustained after Closing and the share price of the Holdco Class A Common Stock may be volatile.

•
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market of the Coliseum Class A Ordinary Shares prior to the Closing or the Holdco Class A Common Stock after the Closing may decline.

•
The RET Founders will have substantial control over Holdco after the Business Combination, which could limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.

•
The Dual Class Structure may have the effect of concentrating voting control with the holders of Holdco Class B Common Stock.

•
The requirements of being a public company may strain Holdco’s resources and distract management and Holdco will incur substantial costs as a result of being a public company.

•
The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Common Stock as consideration in the Business Combination and due to future issuances of equity awards to RET employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.

Risks Relating to Coliseum and the Business Combination
•
Coliseum may not be able to complete the Business Combination within the Combination Period, in which case Coliseum would cease all operations except for the purpose of winding up and Coliseum would redeem the Public Shares and liquidate.

•
Since the New Sponsor and Coliseum’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of Coliseum shareholders, a conflict of interest may have existed in determining whether the Business Combination with RET is appropriate as Coliseum’s initial business combination.

•
Coliseum management has had a limited ability to evaluate RET’s management and cannot assure you that their assessment of RET’s management’s skills, qualifications or abilities will prove to be correct.

MARKET PRICE, TICKER SYMBOL AND DIVIDENDS
Coliseum
Trading Market of Coliseum Securities
Coliseum’s Units, Class A Ordinary Shares and Public Warrants are currently listed on Nasdaq under the symbols “MITAU,” “MITA” and “MITAW,” respectively. The Units commenced trading on Nasdaq on June 23, 2021. The Class A Ordinary Shares and Public Warrants commenced separate trading on Nasdaq on August 13, 2021.
The closing price of the Units, Class A Ordinary Shares and Public Warrants on June 25, 2024, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.89, $10.96 and $0.04, respectively. As of November 26, 2024, the Record Date, the closing price of the Units, Class A Ordinary Shares and Public Warrants was $11.05, $11.20, and $0.11, respectively. Holders of Coliseum’s securities should obtain current market quotations for the securities. The market price of Coliseum’s securities could vary at any time prior to the Closing. Market price information regarding the Class B Ordinary Shares is not provided here because there is no established public trading market for the Class B Ordinary Shares.
Holders
As of November 26, 2024, the Record Date, there was one holder of record of Units, one holder of record of the Public Shares, two holders of record of the Founder Shares, one holder of record of Public Warrants, and two holders of record of Private Placement Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, Public Shares and Public Warrants are held of record by banks, brokers and other financial institutions.
Dividends
Coliseum has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.
RET
Trading Market of RET’s Securities
Historical market price information regarding RET is not provided because there is no public market for its securities.
Holders
As of the date of this proxy statement/prospectus, RET had three holders of RET’s common stock.
Dividends
RET has not paid any cash dividends to its securityholders.
Holdco
Market Price of Holdco Securities
Historical market price information regarding Holdco is not provided because there is no public market for its securities. On November 19, 2024, Holdco applied to list the Holdco Class A Common Stock and Holdco Warrants on Nasdaq under the symbols “RAIN” and “RAINW”, respectively. At the Closing Coliseum’s Units, Class A Ordinary Shares and Public Warrants will be delisted from Nasdaq and deregistered under the Exchange Act.

Holders
As of the date of this proxy statement/prospectus, Holdco had one holder of record, RET.
Dividends
Holdco has not paid any dividends to its shareholders. Following the completion of the Business Combination, the Holdco Board will consider whether or not to institute a dividend policy. The determination to pay dividends will depend on many factors, including, among others, Holdco’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Holdco Board may deem relevant.

RISK FACTORS
You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the Proposals to be voted on at the Extraordinary General Meeting. The risks discussed herein have been identified based on an evaluation of the historical risks faced by RET and Coliseum and relate to current expectations as to future risks that may result from the Business Combination. Certain of the following risk factors apply to the business and operations of RET and will also apply to the business and operations of Holdco following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of Holdco following the Business Combination. This could cause the trading price of Coliseum’s Class A Ordinary Shares, Units, and/or Public Warrants or the Holdco Class A Common Stock and/or Holdco Public Warrants to decline, perhaps significantly, and you therefore may lose all or part of your investment. You should carefully consider the following risk factors in conjunction with the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements”, “Coliseum Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “RET Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the financial statements of RET, the financial statements of Holdco, the financial statements of Coliseum and in each case the notes to the financial statements included herein. The risks discussed below are not exhaustive and are based on certain assumptions made by Coliseum and RET, which later may prove to be incorrect or incomplete. Investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of RET, Coliseum and Holdco. Each of Holdco, Coliseum and RET may face additional risks and uncertainties that are not presently known to it, or that are currently deemed immaterial, which may also impair its business or financial condition.
Risks Relating to RET’s Status as an Emerging Company
RET has a limited operating history and has not yet generated any revenues, which makes it difficult to forecast its future results of operations.
As a result of RET’s limited operating history, its ability to accurately forecast the future results of operations is limited and subject to a number of uncertainties, including RET’s ability to plan for and model future growth. RET’s ability to generate revenues will largely be dependent on its ability to develop and improve ionization rainfall generation technology, and market and sell its services and products. RET’s business model is in the early stages of development and its technical roadmap may not be realized as quickly as hoped, or even at all. The development of RET’s business model will likely require the incurrence of significant costs, while RET’s revenues will be impacted by technological, go-to-market, and operational advancements which may not occur on the currently anticipated timetable or at all. Further, in future periods, RET’s growth could slow or decline for a number of reasons, including but not limited to slow market acceptance, increased competition, competing technology, inability to develop, improve or effectively scale up RET’s technology, a decrease in the growth of the overall market, government regulation, or RET’s failure, for any reason, to continue to take advantage of growth opportunities.
RET will also encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If RET’s assumptions regarding these risks and uncertainties and its future growth are incorrect or change, or if RET does not address these risks successfully, RET’s operating and financial results could differ materially from its expectations, and its business could suffer. RET’s success as a business ultimately relies upon fundamental research and development breakthroughs in the coming years and decade. There is no certainty these research and development milestones will be achieved as quickly as hoped, or even at all.
RET expects to incur significant expenses and losses for the foreseeable future.
RET believes that it will incur operating and net losses until it is able to grow its one-to-many business model at scale, deliver a robust, sustainable pipeline of clients and acquire long-term, multi-annual contracts.

Among other things, RET will incur ongoing expenses in connection with the design, development and manufacturing of its technology, conduct and expansion of its research and development activities, increases in its sales and marketing activities, development of its distribution infrastructure, and increases in its general and administrative functions to support its growing operations.
RET may find that these efforts are more expensive than it currently anticipates or that these efforts may not result in revenues, which would further increase RET’s losses. If RET is unable to achieve and/or sustain profitability, or if RET is unable to achieve the growth that it expects, it could have a material effect on RET’s business, financial condition or results of operations. RET’s business model is unproven and may never allow it to cover its costs.
RET’s estimates of market opportunity and growth forecasts may prove to be inaccurate.
Market opportunity estimates and growth forecasts, including those RET has generated itself, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The Projections presented elsewhere in this proxy statement/prospectus assume a strong sales pipeline of actionable client targets that can be converted to revenue-generating clients beginning in 2024. However, RET does not currently have clients, and the variables that go into the calculation of RET’s client acquisition forecasts are subject to change over time. There is no guarantee that any particular number or percentage of clients or companies covered by its estimates will purchase its products at all or generate any particular level of revenue for RET. Any growth of RET’s business depends on a number of factors, including the cost, performance, and perceived value associated with its technology.
RET’s success will also depend upon its ability to expand, scale its operations, and increase its sales capability. RET’s business model allows for affordable installation and manufacturing costs, expected to initially be approximately $250,000 per system, which price point will allow clients to be “laddered up” with a “land and expand” sales strategy, which will also involve continued involvement with RET as it expects to be the sole operator for its rainfall generation services. However, RET has not implemented such strategy with any clients as of the date of this proxy statement/prospectus, and cannot assure you that it will be successful. Further, unforeseen issues associated with scaling up the technology at commercially viable levels could negatively impact RET’s business, financial condition and results of operations.
RET’s growth is dependent upon its ability to successfully support and service its clients.
Because RET’s platform is expected to be unique in certain respects, its future clients will require particular support and service functions, some of which are not currently available, and may never be available. If RET is unable to attract and retain the service and support staff needed in its client locations, it may not be able to successfully launch pilot projects or support and maintain the installation and operation of projects that have been sold. If RET experiences delays in adding such support capacity or servicing its future clients efficiently, or experiences unforeseen issues with the reliability of its platform, it could overburden RET’s servicing and support capabilities. Similarly, increasing the number of RET products and services would require it to rapidly increase the availability of these services. Failure to adequately support and service its future clients may inhibit RET’s growth and ability to expand.
RET may not manage growth effectively.
RET’s failure to manage growth effectively could harm its business, results of operations and financial condition. RET anticipates that a period of significant expansion will be required to address potential growth. This expansion will place a significant strain on RET’s management, operational and financial resources. Expansion will require significant cash investments and management resources and there is no guarantee that they will generate additional sales of RET’s products or services, or that RET will be able to avoid cost overruns or be able to hire additional personnel to support them. In addition, RET will also need to ensure its compliance with regulatory requirements in various jurisdictions applicable to the sale, installation and servicing of its products. To manage the growth of its operations and personnel, RET must establish appropriate and scalable operational and financial systems, procedures and controls and establish and maintain a qualified finance, administrative and operations staff. RET may be unable to acquire the necessary capabilities and personnel required to manage growth or to identify, manage and exploit potential strategic relationships and market opportunities.

RET will need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and it cannot be sure that additional financing will be available.
RET will need additional capital to pursue its business objectives. RET’s business and its future plans for expansion are capital-intensive and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. RET management estimates $40 million capital requirements for its five-year business plan. If RET does not receive $40 million in proceeds from the Business Combination, RET would need to adjust production ramp-up in order to align the associated cash requirements, especially for working capital, with actual timing and/or realized proceeds of the Business Combination. Adjustments can be made by either reducing or shifting planned operational costs and R&D investments, on a short-term basis, until additional funding is obtained. RET management has determined that RET will be able to execute on its operating plan for at least the next 12 months following the Closing if RET receives at least $10 million in proceeds from the Business Combination, after giving effect to redemptions of Public Shares but before the payment of transaction expenses (which formed the basis for the $10 million Minimum Cash Condition).
RET’s operating plan may change because of factors currently unknown, and RET may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financings may result in dilution to stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations or other restrictions that may adversely affect its business. In addition, RET may seek additional capital due to favorable market conditions or strategic considerations even if it believes that it has sufficient funds for current or future operating plans. There can be no assurance that financing will be available to RET on favorable terms, or at all. The inability to obtain financing when needed may make it more difficult for RET to operate its business or implement its growth plans.
Risks Relating to RET’s Business and Industry
There are many risks and uncertainties that may affect RET’s operations, performance, development and results. Many of these risks are beyond RET’s control. The following is a description of the important risk factors that may affect RET’s business and industry. If any of these risks were to actually occur, RET’s business, financial condition or results of operations could be materially adversely affected. Additional risks and uncertainties not currently known to RET or that RET currently considers to be immaterial may also materially adversely affect its business, financial condition or results of operations.
RET has identified material weaknesses in its internal control over financial reporting as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022, and as of September 30, 2024 and for the three and nine month periods ended September 30, 2024. As a private company, RET has not endeavored to establish and maintain public company quality internal control over financial reporting. Following the Business Combination, if Holdco fails to establish and maintain proper and effective internal control over financial reporting, as a public company, Holdco’s ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in Holdco’s financial reporting and the trading price of the Holdco Class A Common Stock may decline.
Prior to the Business Combination, RET has not been subject to the reporting requirements of the SEC or the requirement to assess the effectiveness of internal control over financial reporting required for a public company in the United States. In connection with the SEC’s review of this proxy statement/prospectus, RET’s management identified a material misstatement in its financial statements as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022. Upon reviewing the disclosure requirements for income taxes under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, “Income Taxes”, RET’s management determined that although disclosures as of December 31, 2023 and 2022 were made of the amount of gross deferred tax assets and a full valuation allowance, it lacked certain required disclosures, including the components of the net deferred tax asset, the net change during the year of the valuation allowance, the current and deferred tax amounts and the income tax rate reconciliation. RET’s management also discovered errors in calculating the previously disclosed gross deferred tax assets.
Accordingly, RET’s management and its board of directors concluded that RET’s previously issued audited financial statements as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022 as included in the Registration Statement on Form S-4, as filed confidentially with the SEC on August 27, 2024, should no longer be relied upon and that it is appropriate to restate such financial statements in order to correct such error in such financial statements. The change in accounting for the correction of the error in calculating the gross deferred tax asset and offsetting valuation allowance and the lack of noted income tax disclosures did not have any impact on RET’s liquidity, cash flows, costs of operating in the period included in RET’s audited financial statements in this proxy statement/prospectus. This change also does not impact the amounts previously reported for RET’s cash, operating expenses or total cash flows from operations for the affected years.
Additionally, in connection with the SEC’s review of this proxy statement/prospectus, RET’s management identified errors in its interim financial statements as of September 30, 2024 and for the three and nine month periods ended September 30, 2024 relating to discrepancies in net loss presented among the statements of operations, statement of changes in stockholders’ deficit and statement of cash flows. Upon reviewing the interim financial statements, RET’s management determined that the discrepancies were caused by missed edits in the process of proofreading the Registration Statement.
As a public company following completion of the Business Combination, Holdco’s management will be responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, as defined by the FASB. RET is currently a private company that does not have to comply with these requirements and historically had limited accounting and financial reporting personnel and other resources in its internal control over financial reporting.
In connection with the restatement of RET’s audited financial statements as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022, RET’s management identified a material weakness in RET’s internal controls over financial reporting regarding the calculation of deferred tax assets and disclosure of income taxes in accordance with FASB ASC 740-10-50. RET’s management determined that the material weakness had not been remediated as of September 30, 2024. Additionally, in connection with the restatement of RET’s unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024, RET’s management identified a material weakness in RET’s internal controls over financial reporting regarding the discrepancies in net loss presented among the statements of operations, and statement of changes in stockholders’ deficit and statement of cash flows due to missed edits in the process of proofreading the Registration Statement. RET’s management determined that the material weakness had not been remediated as of September 30, 2024.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of these material weaknesses, RET’s management concluded that RET’s internal controls over financial reporting was not effective as of December 31, 2023 or September 30, 2024.
Following the closing of the Business Combination, Holdco intends to take steps to remediate these material weaknesses, including plans to hire or engage a specialist to assist in the preparation of the income tax provision and disclosures, plans to hire a Chief Financial Officer, and plans to implement multiple rounds of reviews over the financial close and reporting process. The elements of Holdco’s remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of RET’s management’s consideration of the material weakness identified related to its accounting for the extinguishment of contingent obligations, see “Note 2” to RET’s audited financial statements included in this proxy statement/prospectus and “Note 2” to RET’s unaudited condensed consolidated financial statements included in this proxy statement/prospectus.

Efforts to remediate these material weaknesses may not be effective or prevent any future material weakness or significant deficiency in Holdco’s internal control over financial reporting. If Holdco’s efforts are not successful or other material weaknesses or control deficiencies occur in the future, Holdco may be unable to report its financial results accurately on a timely basis, which could cause Holdco’s reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of the Holdco’s Class A Common Stock to decline. Ineffective internal controls could also cause investors to lose confidence in Holdco’s reported financial information, which could have a negative effect on the trading price of its stock. Failure to implement and maintain effective internal controls over financial reporting could also subject Holdco to potential delisting from Nasdaq or any other stock exchange on which its stock is listed or to other regulatory investigations and civil or criminal sanctions.
We can give no assurance that the measures that Holdco plans to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Following completion of the Business Combination, Holdco will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by Holdco’s management in its internal control over financial reporting. Holdco will be required to disclose changes made in its internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, Holdco may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. If Holdco is unable to hire the additional accounting and internal audit staff necessary to comply with these requirements, Holdco may need to retain additional outside consultants. If Holdco is unable to conclude that its internal controls over financial reporting are effective, investors may lose confidence in Holdco’s financial reporting, which could negatively impact the price of Holdco’s securities.
RET and Holdco may face litigation and other risks as a result of the restatements of RET’s audited financial statements and unaudited condensed consolidated interim financial statements and the material weakness in RET’s internal control over financial reporting.
RET’s management and its board of directors concluded that it was appropriate to restate RET’s previously issued and audited financial statements as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022. As discussed elsewhere in this proxy statement/prospectus, RET identified a material weakness in its internal controls over financial reporting regarding the calculation of deferred tax assets and disclosure of income taxes in accordance with FASB ASC 740-10-50.
RET’s management and its board of directors also concluded that it was appropriate to restate RET’s previously issued unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024. As discussed elsewhere in this proxy statement/prospectus, RET identified a material weakness in its internal controls over financial reporting regarding the discrepancies in net loss presented among the statements of operations, statement of changes in stockholders’ deficit and statement of cash flows. Upon reviewing the interim financial statements, RET’s management determined that the discrepancies were caused by missed edits in the process of proofreading the Registration Statement.
As a result of such material weaknesses, the restatement of RET’s financial statements as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022 and the restatement of RET’s unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024, and other matters raised or that may in the future be raised by the SEC, RET incurred additional costs, including increased accounting and legal fees, and RET faces (and RET and Holdco following the Business Combination face) potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, or other claims arising from the restatements and material weaknesses in RET’s internal control over financial reporting and the preparation of RET’s financial statements. As of the date of proxy statement/prospectus, RET has no knowledge of any such litigation or dispute. However, RET can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on the business of Holdco and its results of operations and financial condition.
RET can provide no assurance of the effectiveness and success of ionization rainfall generation technology in increasing precipitation.
Commercial applications of ionization rainfall generation technology are still at the initial stages of development, and further development and extensive testing will be required to determine its technical feasibility and commercial viability. The scientific community continues to debate whether rainfall generation technology has been able to produce statistically significant results in augmenting rainfall or other types of precipitation, with some authors suggesting that it remains a “pseudo-science”, whereas other authors have found statistically meaningful results. At this point in time, given the complexities of attributing increased precipitation to weather modification technologies, scientists have neither conclusively proven nor disproven that ionization rainfall generation technologies and/or other types of weather modification technologies augment and optimize precipitation.
RET’s success will depend on its ability to prove and demonstrate, to potential clients and the broader community, scientific and technological advances and to translate such advances into commercially competitive products. Failure can occur at any stage of the process. If the development of this technology is not successful or the market is not convinced that ionization rainfall generation technologies lead to demonstrable results, RET may invest substantial amounts of time and money without developing revenue-producing products. As RET eventually enters into more robust development and trials of the technology, the data and results generated may not be as compelling as earlier results in previous trials done by third parties.
In light of the unproven technology involved and the other factors described elsewhere in this section, there can be no assurance that RET will be able to successfully complete the development, commercialization or marketing of any new technology or products which could materially harm its business, results of operations and prospects.
RET has not demonstrated it can develop rainfall generation technology and faces barriers in replicating meaningful rainfall generation. If RET cannot successfully overcome those barriers, its business will be negatively impacted and could fail.
Rainfall generation is a difficult undertaking. There are significant engineering, technology, operational and climatological challenges that RET must overcome to deliver consistent results with its platform. RET is in the development stage and faces significant challenges in the development of its rainfall generation platform and in producing the necessary technology and machines in commercial volumes. Some of the development challenges that could prevent the introduction of RET’s technology include, but are not limited to, failure to: find scalable ways to secure real estate to set up and operate trials, secure paying client engagements, hire key team members with relevant water expertise, address any and all permitting requirements, establish prototyping scalability and bespoke supply chains, find adequate construction partners, and grow, create and train a productive sales force. Additionally, RET may fail to achieve a high degree of repeat success in rainfall generation, which could lead to a failure to ensure client retention. RET may also fail to realize the potential of rainfall generation technology.
RET has not demonstrated it can market and sell its rainfall generation technology and faces market barriers to entry that it may not be able to overcome.
RET’s rain enhancement ionization technology is not widely adopted or accepted in the market. RET may face difficulties overcoming skepticism about its ability to create rain, or creating too much rain, or taking rain away from areas where it could naturally fall. RET may need to educate the market to develop a broader understanding and acceptance of the science underlying the technology, as well as convince clients that the benefits justify the investment and costs of implementing its technology. RET faces further challenges to streamline its go-to-market strategy, integrate its technology with other products and services, build its brand and engender loyalty while improving the core technology offering.

RET may not be able to manufacture its technology at the pace, scale and volume needed to generate and meet market demand.
RET will need to develop the manufacturing process necessary to make rainfall generation technology in high volume. RET has not yet devised or validated a manufacturing process or acquired the tools or processes that may be necessary to produce rainfall generation technology that meets all commercial requirements. If RET is not able to overcome these manufacturing hurdles in building its technology, RET’s business is likely to fail.
Even if RET completes development and achieves volume production of its platform, if the cost, performance characteristics or other specifications of the rainfall generation technology fall short of RET’s projections, RET’s business, financial condition and results of operations would be adversely affected.
Additionally, developing manufacturing techniques to produce the volume required to achieve forecasted production could hinder profitability in the future. If RET’s technology fails to achieve a broad advantage in generating rainfall, its business, financial condition and future prospects may be harmed.
The markets for rainfall generation-related products are in nascent stages, and RET may have limited opportunities to license our technologies or sell its products.
The rainfall generation industry is in the early stage of commercializing rainfall generation technology. Skepticism around the efficacy of the technology’s ability to enhance rainfall has hindered previous adoption.
RET’s success will depend upon its ability to expand, scale its operations, and increase its sales capability, which may take longer or be more expensive than expected. Unforeseen issues associated with scaling up and constructing RET’s technology at commercially viable levels could negatively impact RET’s business, financial condition and results of operations. RET’s growth is dependent upon its ability to successfully market and sell rainfall generation technology. RET does not have experience with the mass distribution and sale of rainfall generation technology. Its growth and long-term success will depend upon the development of its sales and delivery capabilities.
RET may be harmed by competing technologies.
The markets in which RET operates are rapidly evolving to address increasing global need for reliable access to water, creating additional investment in competition. There has been significant improvement in water generation technologies such as desalination and chemical-based cloudseeding. As these markets continue to mature and new technologies and competitors enter such markets, RET expects competition to intensify. RET could lose market share and its revenues could decline, thereby affecting its earnings and potential for growth. In particular, although RET does not plan to use chemicals in its manufacturing and production process, chemical-based cloudseeding companies may provide additional competition due to the maturity of chemical-based technology, more established historical operational data, stronger research groups, demonstrated effects in specific use cases, market acceptance and funding by recognized institutions.
In the future, RET’s technologies may also compete with other emerging technologies. These technologies may be less expensive and provide higher or additional performance. Companies with these competing technologies may also have greater resources. Technological change could render its technologies obsolete, and new, competitive technologies could emerge that achieve broad adoption and adversely affect the use of its technologies and intellectual property.
RET will be dependent on its suppliers and manufacturers, and supply chain issues could delay the introduction of RET’s product and negatively impact its business and operating results.
RET has not yet entered into relationships with potential suppliers and manufacturers. However, when RET enters into relationships with suppliers and manufacturers, it may face delays in the introduction of its product due to supply chain issues. The manufacture, installation, production and operation of the ionization rainfall generation technology is expected to be dependent upon third party suppliers, service providers and networks. When RET begins contracting with suppliers and manufacturers, it may be adversely affected if it is not able to obtain the required materials, supplies and critical spare parts required to build the machinery and operate our technology.

Any of the following factors (and others) could have an adverse impact on RET’s operations:
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RET’s inability to enter into agreements with suppliers on commercially reasonable terms, or at all;

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difficulties of suppliers ramping up their supply of materials to meet RET’s requirements;

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a failure to forecast humidity conditions, natural updrafts and realized range for rainfall enhancement activities;

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a failure to retain key technical staff;

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introduction of new regulations limiting or prohibiting weather modification, including the reinterpretation of existing regulations and/or the issuance of executive orders limiting/prohibiting weather modification;

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a significant increase in the price of one or more components, including due to industry consolidation occurring within one or more component supplier markets or as a result of decreased production capacity at manufacturers;

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any reductions or interruption in supply, including disruptions on RET’s global supply chain as a result of geopolitical conflicts, which RET may in the future experience;

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financial problems of either manufacturers or component suppliers;

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significantly increased freight charges, or raw material costs and other expenses associated with RET’s business;

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a failure to develop its supply chain management capabilities and recruit and retain qualified professionals;

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a failure to adequately authorize procurement of inventory by RET’s contract manufacturers;

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a failure to appropriately cancel, reschedule, or adjust its requirements based on RET’s business needs; or

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other factors beyond RET’s control or which it does not presently anticipate, could also affect its suppliers’ ability to deliver components to RET on a timely basis.

If any of the aforementioned factors were to materialize, it could cause RET to halt production of its rainfall generation technology and/or entail higher manufacturing costs, any of which could materially adversely affect RET’s business, operating results, and financial condition and could materially damage relationships with future clients.
RET’s products may not achieve market success, but will still require significant costs to develop.
RET believes that it must continue to dedicate significant resources to its research and development efforts before knowing whether there will be market acceptance of its RET rainfall generation technologies. Furthermore, the performance of these products is uncertain. RET’s rainfall generation services could fail to attain sufficient market acceptance, if at all, for many reasons, including:
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pricing and the perceived value of RET’s platform relative to its cost;

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delays in releasing rainfall generation technologies with sufficient performance and scale to the market;

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failure to produce products of consistent quality that offer functionality comparable or superior to existing or new products;

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ability to produce products fit for their intended purpose;

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failures to accurately predict market or client demands;

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defects, errors or failures in the design or performance of RET’s rainfall generation technologies;

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negative publicity about the performance or effectiveness of RET’s technology;

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strategic reaction of companies that market competitive products; and

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the introduction or anticipated introduction of competing technology.

To the extent RET is unable to effectively develop and market its rainfall generation technologies to address these challenges and attain market acceptance, its business, operating results and financial condition may be adversely affected.
RET intends to make significant investments in new products and services that may not achieve technological feasibility or profitability or that may limit RET’s revenue growth.
RET intends to make significant investments in research, development, and marketing of new technologies, products and services. Investments in new technologies are speculative and technological feasibility may not be achieved. Commercial success depends on many factors including demand for innovative technology, availability of materials and equipment, selling price the market is willing to bear, competition and effective licensing or product sales. RET may not achieve significant revenues from new product and service investments for a number of years, if at all. Moreover, new technologies, products and services may not be profitable, and even if they are profitable, operating margins for new products and businesses may not be as high as the margins we have experienced historically or originally anticipated.
RET may fail to obtain statistically significant results that demonstrate its ability to enhance rainfall.
RET intends to create standardized measurement approaches and collect climatological data in order to demonstrate statistically significant results indicating its ability to successfully achieve rainfall generation. Its ability to achieve replicable statistically significant results is not yet proven, and failure to do so may affect its commercial success. Currently, there is limited research and no historical basis for RET’s ability to develop, manufacture, and deliver this technology, as well as on its ability to implement this technology regardless of location. RET may also experience increased costs relating to obtaining, analyzing, and reviewing data that demonstrates statistical significance of this technology in increasing rainfall.
RET may not be able to accurately estimate the future supply and demand for its rainfall generation technology, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If RET fails to accurately predict how clients will adopt its platform, it could incur additional costs or experience delays.
It is difficult to predict RET’s future revenues and appropriately budget for its expenses, and RET may have limited insight into trends that may emerge and affect its business. RET anticipates being required to provide forecasts of its demand to its current and future suppliers prior to the scheduled delivery of products and technology to potential clients. Currently, there is limited research and no historical basis for making judgments on the demand for rainfall generation technology or its ability to develop, manufacture, and deliver this technology, or RET’s profitability, if any, in the future. If RET overestimates client adoption of its platform, its suppliers may have excess inventory, which indirectly would increase RET’s costs. If RET underestimates its requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that RET’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If RET fails to accurately qualify client adoption curves of its platform in the near- and medium-term period, which may cause failure to order sufficient quantities of product components in a timely manner, the delivery of its technology to its potential clients could be delayed, which would harm RET’s business, financial condition and operating results.
RET may fail to accurately estimate the size and growth of client demands.
There is no assurance that RET will be able to ramp its business to meet client demands about rainfall timing and predictability. Potential clients may require rapid increases in production on short notice. RET may not be able to purchase sufficient supplies or allocate sufficient manufacturing capacity to meet such increases in demand. Rapid client ramp-up in the future and significant increases in demand may strain RET’s resources or negatively affect its margins. Inability to satisfy client demand in a timely manner may harm its reputation, reduce its other opportunities, damage its relationships with clients, reduce revenue growth, and/or cause it to incur contractual penalties. Failure to grow at rates similar to that of other competitors in the industry may adversely affect RET’s operating results and ability to effectively compete within the industry.
RET may fail to find adequate sites to operate its platform and machinery.
RET’s ability to meet its financial and operating objectives depends on its ability to find adequate sites to operate its machines and platform, which can be difficult and expensive. The process to find adequate sites (including leases) requires compliance with numerous zoning, environmental, and governmental requirements. Further, the cost of operation, including leases, may become economically unfeasible causing RET to abandon or cease operations at said site. RET’s ability to find such sites could hinder our financial operating objectives and adversely affect operating results.
RET may be affected by failures of its clients, both private and public, to meet their payment obligations.
A failure of RET’s future clients to meet their payment obligations may affect its ability to receive payments under its contracts. In addition to RET’s potential contracts with private parties, RET intends to derive a portion of its revenues directly or indirectly from contracts with federal, state and city agencies, and other governmental authorities of various countries, in areas relating to, among others, water resiliency, decarbonization, forest fire mitigation, agricultural and other water infrastructure projects. The funding of these programs could be reduced or eliminated due to numerous factors beyond RET’s control, including lack of funding or budgetary constraints due to current political party views, geopolitical events, sovereign default, and other macro- or micro-economic conditions. A reduction or elimination of government spending under RET’s contracts could cause a material adverse effect on its business, financial condition, results of operations and cash flow.
RET’s clients may refuse to pay for rainfall generation services that directly or indirectly benefit other nearby parties.
RET expects its offerings to have an expansive operating range, with rainfall generation occurring anywhere within an approximately 50-mile radius. Accordingly, there may be situations where a party who has not paid for RET’s technology could still benefit from nearby rain generation, particularly since the success of the technology is linked to specific weather conditions. It is possible that RET’s clients may not want and/or fail to meet some or all of their payment obligations when the rain generation did not solely or directly benefit them or the specific area it was intended to. This failure to collect payment owed may adversely harm RET’s business, financial condition and operating results.
RET’s future success depends in part on recruiting and retaining key personnel and failure to do so may make it more difficult for us to execute the business strategy.
RET is dependent upon the continued services of key personnel, including members of its executive management team. The loss of any one of these individuals could disrupt our operations or its strategic plans. Additionally, RET’s future success will depend on, among other things, its ability to hire and retain the necessary qualified sales, marketing and managerial personnel, for whom it competes with numerous other companies, academic institutions and organizations. If RET loses key employees, if it is unable to retain other qualified personnel, or if its management team is not able to effectively manage it through these events, RET’s business, financial condition, and results of operations may be adversely affected.
RET’s operations, projects and prospects will be located in remote areas, and its production, processing and product delivery will rely on the infrastructure and skilled labor being adequate and remaining available.
RET’s success depends to a significant extent on its ability to attract, hire, and train qualified employees, including its ability to attract employees with the necessary skills in the regions in which it will operate. While very technical skills should not be required for basic construction and ongoing maintenance of RET’s platform, in order to successfully operate its technology, it will need to hire qualified project managers, engineers, and statisticians who, respectively, can properly and self-sufficiently maintain and manage its technology suite, evaluate weather data, and have the required expertise to improve system design and functionality. RET could experience increases in its recruiting and training costs and decreases in its operating efficiency, productivity and profit margins if it is unable to attract, hire and train a sufficient number of skilled employees to support its operations.
RET’s business is dependent on the international market prices of energy and fiberglass, among other materials, which are both cyclical and volatile.
RET expects that its business and financial performance will be affected by the market prices of energy needed to power the platform. Although its cost and energy requirements are expected to be modest on a per gallon basis, prices of energy have been subject to wide fluctuations and are affected by numerous factors beyond RET’s control, including international economic and political conditions, the cyclicality of consumption, actual or perceived changes in levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by users, actions of participants in the commodities markets and currency exchange rates. Current or future semiconductor shortages could also affect production. In addition, market prices and supply chain delays in obtaining fiberglass (the key material required for the apparatus design) could potentially inhibit production schedules.
System security and data protection breaches, as well as cyber-attacks, could disrupt RET’s operations, which may damage RET’s reputation and adversely affect its business.
In recent years, cyberattacks, including denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses, social engineering (including phishing) and other tactics designed to gain access to and exploit sensitive information by breaching mission critical systems of large organizations have increased in volume and sophistication. RET’s information technology systems and automated machinery, which it will rely on to operate its business, could be exposed to such tactics. RET may also experience unavailable systems, unauthorized access or disclosure due to employee theft or misuse, sophisticated nation-state and nation-state supported actors and advanced persistent threat intrusions. RET may be unable to implement adequate preventative measures or stop security breaches while they are occurring, and attackers may sabotage or to obtain unauthorized access to RET’s systems, networks, or physical facilities. Actual or perceived breaches of RET’s security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about RET, its partners, its clients or third parties could expose us and the parties affected to a risk of loss or misuse of this information, resulting in litigation and potential liability, paying damages, regulatory inquiries or actions, damage to the RET brand and reputation or other harm to the RET business. Additionally, cyberattacks that impacts RET’s ability to operate its platform could result in production errors, processing inefficiencies and unscheduled downtime/degradation of operations, in turn causing the loss of sales and clients, and decreased revenue and increased overhead costs, which could have a material adverse effect on our results of operations.
Unfavorable conditions in RET’s industry or the global economy, could limit RET’s ability to grow its business and negatively affect its results of operations.
RET’s results of operations may vary based on the impact of changes in its industry or the global economy on RET or its potential clients. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, pandemics (such as the COVID-19 pandemic), political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States or elsewhere, could cause a decrease in business investments, including the progress on development of rainfall generation technologies, and negatively affect the growth of RET’s business. In addition, in challenging economic times, potential future clients may experience cash flow problems and as a result may modify, delay or cancel plans to purchase RET’s products and services. Additionally, if RET’s clients are not successful in generating sufficient revenue or are unable to secure financing, they may not be able to pay, or may delay payment of, accounts receivable due to RET. Moreover, RET’s key suppliers may reduce their output or become insolvent, thereby adversely impacting RET’s ability to manufacture its products. Furthermore, uncertain economic conditions may make it more difficult for RET to raise funds through borrowings or private or public sales of debt or equity securities. RET cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.

Holdco may invest in or acquire other businesses in the future, which may or may not be complementary to the RET business. Investing in or acquiring other businesses will require the devotion of a significant amount of time and resources, may not be successful, and could negatively impact Holdco’s results of operations, financial condition and liquidity.
Following the Closing of the Business Combination, each of RET (as the surviving entity of the Company Merger) and Merger Sub 1 (as the surviving company of the SPAC Merger) will be wholly-owned subsidiaries of Holdco. We intend for the business of developing, improving, and commercializing ionization rainfall generation technology to continue to be conducted by RET as a subsidiary of Holdco.
Under the Holdco A&R Articles, Holdco may engage in any and all lawful business for which a business corporation may engage in under the MBCA. In the future, Holdco, directly or indirectly, may acquire additional businesses or assets which may or may not be complementary to the RET business. The costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful. In addition, Holdco may be unable to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all.
Holdco may decide to pursue acquisitions with which its investors may not agree and Holdco cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. If Holdco acquires a business or assets that are not complementary to the RET business, such business or assets may not be able to leverage our existing infrastructure or operational experience, which may increase the costs and risk associated with such acquisitions, and we may determine in connection with such acquisition or afterward to separate the ownership of such business or assets from that of RET through a spin-off, split off or otherwise of RET or of such business or assets.
In addition, acquisitions and the integration thereof will require significant time and resources and place significant demands on Holdco’s management, as well as on its operational and financial infrastructure. Risks related to the successful integration of an acquired business include:
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diverting the attention of Holdco management and that of the acquired business;

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merging or linking different accounting and financial reporting systems and systems of internal controls and, in some instances, implementing new controls and procedures;

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merging computer, technology and other information networks and systems, including enterprise resource planning systems and billing systems;

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assimilating personnel, human resources, billing and collections, and other administrative departments and potentially contrasting corporate cultures;

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disrupting relationships with or losses of key clients and suppliers of RET’s business or the acquired business;

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interfering with, or loss of momentum in, RET’s ongoing business or that of the acquired company;

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failure to retain key personnel; and

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delays or cost-overruns in the integration process.

Holdco’s inability to manage its growth through acquisitions, including the integration process, and to realize the anticipated benefits of an acquisition could have a material adverse effect on its business, financial condition and results of operations.
Risks Relating to the Environment, Health and Safety
The efficacy of RET’s machines could be materially adversely affected by changes to weather conditions generally, as a result of climate change or otherwise.
The revenues expected to be generated by RET’s machines are correlated to weather conditions, and timing and predictability of its operations is subject to environmental conditions that RET cannot ultimately control. The technology does not allow rainfall to be created on a clear day. It enhances rainfall when conditions are appropriate in the atmosphere and when cloud formation is underway, thus this is dependent upon irradiance and weather conditions generally. Weather conditions have natural variations from season to season and from year to year and may also undergo long-term or permanent change because of climate change or other factors. While RET may try to reduce such risks through studies of present or historical conditions or modeling of future conditions, projections of rain depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in weather conditions could lead to a material adverse change in the volume of rain generated, revenues and cash flow.
Additionally, climate change may increase the frequency and severity of adverse weather conditions, such as tropical storms, wildfires, droughts, floods, hurricanes, tornadoes, ice storms or extreme temperature, and may have the long-term effect of changing weather patterns, which could result in more frequent and severe disruptions to our technology. Such disruptions may include, among other things, damage to or destruction of our assets or to assets required for weather generation or the impaired operation or forced shutdown of these assets.
Furthermore, because RET’s platform will rely on appropriate conditions, client satisfaction might be hindered by the factors such as wind speed, wind direction or lack of wind. If these machines are unable to produce the levels the client want, demands for RET’s services may decrease and its business may be adversely affected. Clients may experience significant financial inputs from insufficient rain increases hindered by the weather.
Clients and others may hold RET accountable for changing environmental and/or weather conditions, including challenges resulting from excessive rain.
Changes in rainfall patterns may lead to extreme weather conditions and unintended consequences, including, but not limited to, excessive rains, increased hail, natural disasters like mudslides, flooding, changes in rainfall patterns, increased or decreased temperatures, and increased storm frequency and tendency. While RET does not believe that its product could lead to such extreme environmental conditions as RET expects to be able to control when the rain generation machines are turned off and on, changes in environmental conditions in the areas in which it operates could have a material adverse effect on its reputation, which may adversely affect its operations. The RET technology has a large target area coverage which has the potential to generate excess rainfall outside or in extension to desired locations. Timing of targeted rainfall generation is also highly variable, meaning that additional rain may occur at inopportune times, for example during the day in tourism-focused areas.
Clients and others dependent on RET’s services may hold RET accountable for any failures to fulfill increased rainfall expectations.
RET’s future rainfall generation technology may fail to meet RET’s projections for increased rainfall for a variety of reasons, including, but not limited to, technological malfunctioning, regulatory impediments, and operational or financial conditions. Clients whose projects depend on increased rainfall may hold RET accountable for any failures to increase rainfall and the subsequent effect on their respective businesses, such as, a negative return on investments in agricultural projects dependent on increased rainfall. RET may suffer or be exposed to liability or costly litigation from its clients or others whose dependency on increased rainfall is affected. In addition, RET’s reputation may be adversely affected, which may adversely affect RET’s operations and financial condition.
ESG issues, including those related to climate change and sustainability, may have an adverse effect on RET’s business, financial condition and results of operations and damage our reputation.
There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning environmental, social, and governance matters (“ESG”). Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow, particularly as the SEC considers new rulemaking related to ESG disclosure. If RET’s ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of directors and employee diversity, human capital management, employee health and safety practices, product quality, corporate governance and transparency, its reputation, brand and employee retention may be negatively impacted, and its clients and suppliers may be unwilling to continue to do business with RET.
Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, dams, energy and water use, and other sustainability concerns. Concern over climate change, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment.
If RET does not adapt to or comply with new regulations, or if it fails to comply with disclosure requirements and consequently fail to meet evolving regulatory, investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in RET, and customers and consumers may choose to stop purchasing its products, which could have a material adverse effect on our reputation, business or financial condition.
Political, regulatory and social opposition to our activities could adversely impact RET’s business and reputation.
Disputes and protests related to the nature of RET’s business may arise from time to time. In some instances, lobbying by competitive chemical-based cloudseeding and desalination technologies could slow RET’s growth and ability to address target markets. Disagreements or disputes with research group, institutions, and lobbying groups for competing technology could cause delays or interruptions to RET’s operations, adversely affect its reputation or otherwise hamper its ability to conduct our operations.
Certain individuals or groups opposed to ionization rainfall generation technology may take actions to disrupt RET’s operations and projects, and they may continue to do so in the future, which may harm its operations and could adversely affect its business. Given the variety of rainfall generation approaches, competing claims regarding the efficacy of each approach may make it difficult to delineate the relative impact each approach has on rainfall generation. Certain individuals or groups may oppose RET’s operations by accusing us of unsubstantiated claims regarding environmental pollution and/or health risks, as well as point to RET’s shorter operating history to create uncertainty around the statistical significance of the historical results of its technology. Social demands and conflicts could have a material adverse effect on RET’s business and results of operations and areas in which it operates.
Risks Relating to Intellectual Property & Technology
Existing ionization rainfall generation technologies may largely be in the public domain and RET’s competitors could develop and commercialize products similar or identical to RET’s, and its ability to successfully commercialize its products may be adversely affected. Therefore, success of RET’s business is dependent on its ability to create and implement new technologies and to obtain and maintain patent protection for such technologies.
As existing ionization rainfall generation technologies are based on approximately 70 years of technological efforts beginning in the 1950s, the current state-of-the-art of this technology may largely be in the public domain. Therefore, RET’s competitors could develop and commercialize products similar or identical to RET’s, and its ability to successfully commercialize its products may be adversely affected, and RET’s success depends on its ability to create and implement new or improved ionization rainfall generation technologies that are proprietary to RET. RET will devote significant resources to developing new technologies and intends to seek patent protection to achieve a competitive advantage. RET’s research and development efforts may require long development cycles and a substantial investment before RET can determine the commercial viability of any resulting technologies. Moreover, there is no assurance that RET can successfully develop, deploy and market new or improved technologies in a timely or commercially acceptable fashion or obtain patent protection over such technologies. Even if RET is able to obtain patents covering such technologies, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide RET with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States, particularly in those countries where RET’s solutions are likely to be deployed, resulting in significant harm to RET’s business, financial position, results of operations and cash flows.
If RET fails to protect and enforce its existing and future technology and intellectual property, its business will suffer.
RET believes that its success will depend in large part on its ability to protect its existing and future technology and intellectual property, including its ability to obtain intellectual property protection in a timely manner, its ability to convince third parties of the applicability of its potential intellectual property rights to its products and its ability to enforce its intellectual property rights. RET intends to achieve the foregoing through a combination of license, development and non-disclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright laws However, regardless of RET’s efforts to protect its future technology and intellectual property, third parties may attempt to copy or otherwise obtain and use such technology, including through the compromise of RET’s trade secrets. Monitoring unauthorized use of RET’s future intellectual property may be difficult and costly, and the steps RET will take to prevent misappropriation may not be sufficient. Any enforcement efforts RET undertakes, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm its business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard RET’s potential intellectual property, as patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, RET’s potential intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of RET’s intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. If RET fails to adequately protect its future technology and intellectual property, its licensees and competitors may seek to use its technology and intellectual property without the payment of license fees and royalties, which could weaken its competitive position, reduce its operating results and increase the likelihood of costly litigation.
The intellectual property rights of others may prevent RET from commercializing its products or developing new technology or entering new markets, and RET’s business may suffer or be exposed to liability or costly litigation if third parties assert that RET violates their intellectual property rights.
RET’s success depends in part on its ability to commercialize its products and continually adapt to incorporate new technologies and to expand into markets that may be created by new technologies. However, RET may become subject to intellectual property disputes that prevent it from commercializing its products, introducing new technologies or expanding into new markets. Therefore, RET’s success depends, in part, on its ability to develop and commercialize its products without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, RET may not be aware that its products are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. For example, there may be issued patents of which RET is unaware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by RET’s offerings. There also may be pending patent applications of which RET is not aware that may result in issued patents, which could be alleged to be infringed by RET’s offerings. Because patent applications can take years to issue and are often afforded confidentiality for some period of time there may currently be pending applications, unknown to RET, that later result in issued patents that could cover RET’s future technologies. Lawsuits can be time-consuming and expensive to resolve, and they divert management’s time and attention. RET’s platform may not be able to withstand any third-party claims against its use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. In a patent infringement claim against RET, RET may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. RET does not have a large patent portfolio which it could use in counter-claims as part of a defense against infringement. The strength of RET’s defenses will depend on the patents asserted, the interpretation of these patents, and its ability to invalidate the asserted patents. However, RET could be unsuccessful in advancing non-infringement and/or invalidity arguments in its defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if RET cannot modify its technology to make it non-infringing, or license or develop alternative technology for any infringing aspect of our business, it may be forced to limit or stop sales of its products or cease business activities related to such intellectual property. RET cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on its business, financial condition or results of operations. Any intellectual property litigation to which RET might become a party, or for which it is required to provide indemnification, regardless of the merit of the claim or its defenses, may require RET to do one or more of the following:
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cease selling or using technology that incorporates the intellectual property rights that allegedly infringes, misappropriates or violates the intellectual property of a third party;

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make substantial payments for legal fees, settlement payments or other costs or damages;

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obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology;

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redesign the allegedly infringing technology to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible;

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rebrand RET or pursue a different trademark; or

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indemnify organizations using RET’s platform or third-party service providers.

Even if the claims do not result in litigation or are resolved in RET’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of its management and harm its business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of RET’s common stock. The occurrence of infringement claims may grow as the market for our products, services and technologies grows. Accordingly, RET’s exposure to damages resulting from infringement claims could increase and this could further exhaust its financial and management resources.
Risks Relating to Regulatory and Legal Matters
RET may be subject to certain federal, state and/or local environmental and governmental regulations and laws that limit the scope of its marketplace and affect its business, results of operations and financial condition. Additionally, failure to comply with applicable laws and regulations could subject RET to liability and negatively affect its business, results of operations and financial condition.
Certain jurisdictions have codified regulations around cloudseeding technology that may subject RET to certain licensing and permitting requirements. Furthermore, the use of certain materials for seeding purposes may be subject to governmental regulation. RET could be subject to the United Nations Convention on the Prohibition of Military or Any Other Hostile Use of Environmental Modification Techniques. This Convention bans hostile weather modifications. It is yet to be determined whether ionization rainfall generation technology is considered hostile. RET could also face liability with respect to environmental issues occurring at sites on which it operates as a result of indirect consequences of rainfall generation, and may face costs or liabilities as a result of its role on sites. In addition, licensing and permitting requirements, among other potential regulatory restrictions, may not only limit the scope of RET’s marketplace, but make it uneconomical for RET to carry out its business in certain locations, thus negatively affecting RET’s financial condition and results of operations.
RET may also be required to comply with economic and trade sanctions administered by governments in the areas in which we currently operate, and where we may operate in the future, including the U.S. government (including without limitation regulations administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State) and the Council of the European Union. These economic and trade sanctions prohibit or restrict transactions to or from or dealings with certain specified countries, regions, their governments and, in certain circumstances, their nationals, and with individuals and entities that are specially-designated, such as individuals and entities included on OFAC’s List of Specially Designated Nationals. Any future economic and trade sanctions imposed in jurisdictions where we operate could negatively impact our business, financial condition, and results of operations.
RET’s ability to expand in certain locations is subject to land restriction policies and permits which we may fail to obtain or which may be terminated or not renewed by governmental authorities.
RET’s business is subject to regulation, including with respect to acquiring and renewing the required authorizations, permits, concessions and/or licenses from the relevant governmental regulatory bodies necessary to perform operations in specific, regulated areas. In order to successfully operate RET’s technology, it will need to obtain, or be in the process of obtaining, all material authorizations, permits, concessions and licenses required to conduct its rainfall generation operations.
It may be difficult to receive the required permits, which may require RET’s management team to divert its attention from other aspects of its business, or it may be more capital intensive or a more time consuming process than expected to receive permits, either of which could increase costs and delay the launch of its products. Furthermore, if RET does not comply with the requirements set forth in the permits, RET could lose the granted permits or not receive them at all.
These authorizations, permits, concessions and licenses are also subject to RET’s compliance with conditions imposed and regulations promulgated by the relevant governmental authorities. While RET anticipates that all required authorizations, permits, concessions and environmental licenses or their renewals will be granted as and when sought, there is no assurance that these items will be granted as a matter of course, and there is no assurance that new conditions will not be imposed in connection with such renewals. If RET were to violate any laws and regulations or the conditions of its concessions, authorizations, licenses and permits, it may be subjected to substantial fines or sanctions, revocations of operating permits or licenses and possible closings of certain of its operations. RET may also be subject to the potential risk of confiscation or nationalization of its operating facilities by the governmental authorities of certain countries.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws can subject RET to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could materially adversely affect its reputation, business, financial condition, and results of operations.
RET will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which it conducts or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibits RET and its officers, directors, employees and business partners acting on its behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect RET’s business, results of operations, financial condition and reputation. RET’s policies and procedures designed to ensure compliance with these regulations may not be sufficient and its directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject RET to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially adversely affect its reputation, business, financial condition, and results of operations.

Risks Relating to Ownership of Holdco Securities
Unless the context otherwise requires, references in this subsection “— Risks Relating to Ownership of Holdco Securities” to “we”, “us”, and “our” generally refer to Holdco.
There can be no assurance that the shares of Holdco Class A Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that Holdco will be able to comply with the continued listing rules of Nasdaq.
Coliseum’s Units, Public Shares and Public Warrants are currently listed on Nasdaq. The initial eligibility for listing of Holdco’s securities on Nasdaq may depend on, among other things, the number of Public Shares that are redeemed. If Nasdaq refuses to list Holdco’s securities in connection with the Business Combination or if, after the Business Combination, Nasdaq delists the Holdco Class A Common Stock or Holdco Warrants from trading on its exchange for failure to meet its listing rules, Holdco and its shareholders could face significant material adverse consequences including:
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a limited availability of market quotations for our securities;

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reduced liquidity for our securities;

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a determination that shares of Holdco Class A Common Stock is a “penny stock” which will require brokers trading in shares of Holdco Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the Holdco Class A Common Stock and Holdco Warrants are listed on Nasdaq, they will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If Holdco’s securities are not, or are no longer listed on Nasdaq, such securities would not qualify as covered securities and Holdco would be subject to regulation in each state in which it offers its securities.
The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq.
Nasdaq rule IM-5101-2 requires that a SPAC complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement, which, in Coliseum’s case, was June 22, 2024. The Combination Period is up to December 25, 2024. As a result, the SPAC Organizational Documents do not comply with Nasdaq rule IM-5101-2.
On June 25, 2024, Coliseum received a notice from the Listing Qualifications Department of the Nasdaq Stock Market stating that, due to Coliseum’s non-compliance with Nasdaq Rule IM-5101-2, Coliseum’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, unless Coliseum timely requested a hearing before the Nasdaq Hearings Panel. Coliseum requested a hearing before the Hearing Panel, which took place on August 8, 2024. On August 14, 2024, the Nasdaq Hearings Panel notified Coliseum that it granted Coliseum’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, Coliseum will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its initial business combination, provided that Coliseum provides the Hearings Panel with certain progress updates relating to the status of the Business Combination.
If Nasdaq delists Coliseum’s securities from trading on its exchange and Coliseum is not able to list its securities on another national securities exchange, Coliseum expects such securities could be quoted on an over-the-counter market. If this were to occur, Coliseum could face significant material adverse consequences, including.

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inability to meet a condition to closing the Business Combination, as there can be no assurance that RET would waive the Nasdaq listing condition to closing;

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a determination that the Class A Ordinary Shares are a “penny stock,” which will require brokers trading in the Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities, and being a “penny stock” issuer may prevent Coliseum from consummating a Business Combination pursuant to the SPAC Organizational Documents; and

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the other consequences listed in the risk factor entitled “There can be no assurance that the shares of Holdco Class A Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that Holdco will be able to comply with the continued listing rules of Nasdaq”.

The ability of Public Shareholders to exercise redemption rights with respect to a large number of Public Shares may adversely affect the liquidity and trading of Holdco securities following Closing.
At the time of entering into the Business Combination Agreement, Coliseum did not know how many Public Shareholders may exercise their redemption rights and therefore, it needed to structure the transaction based on its expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement provides that RET’s obligation to consummate the Business Combination is conditioned on, among other things, the Minimum Cash Condition.
If the exercise of redemption rights by Public Shareholders causes Coliseum to fail to meet the Minimum Cash Condition, unless such condition is waived by RET, the Business Combination may not be consummated. There can be no assurance that RET would waive such condition. Further, in the event that the Business Combination is approved and consummated with the Minimum Cash Condition waived by RET, the ownership percentage retained by the Public Shareholders in Holdco and the amount of cash available for use by Holdco will be even less than the amounts presented in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Combined Financial Information”.
In addition, the exercise of redemption rights with respect to a large number of Public Shares may result in insufficient cash available to fund RET’s business and may make Coliseum and RET unable to take such actions as may be desirable in order to optimize the capital structure of Holdco upon consummation of the Business Combination.
An active trading market for Holdco Class A Common Stock may not develop or be sustained after Closing and the share price of the Holdco Class A Common Stock may be volatile.
A public market for Holdco Class A Common Stock does not currently exist. Holdco anticipates that trading of the Holdco Class A Common Stock on Nasdaq will begin on the first trading day after the Closing. However, Holdco cannot guarantee that an active trading market for the Holdco Common Stock will develop or be sustained after the Business Combination, nor can Holdco predict the prices at which its common shares may trade after the Business Combination.
If a public trading market does develop for the Holdco Class A Common Stock, its market price is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:
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the concentration of the ownership of our shares by a limited number of affiliated stockholders may limit interest in our securities;

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limited “public float” with a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the Holdco Class A Common Stock;

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additions or departures of key personnel;

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loss of a strategic relationship;

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variations in operating results from the expectations of securities analysts or investors;

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announcements of new products or services by us or our competitors;

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reductions in the market share of our products;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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investor perception of our industry or prospects;

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insider selling or buying;

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investors entering into short sale contracts;

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regulatory developments affecting our industry;

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changes in our industry;

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competitive pricing pressures;

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our ability to obtain working capital financing;

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sales of the Holdco Class A Common Stock;

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our ability to execute our business plan;

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operating results that fall below expectations;

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revisions in securities analysts’ estimates or reductions in security analysts’ coverage; and

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economic and other external factors.

Many of these factors are beyond our control and may decrease the market price of the Holdco Class A Common Stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for the Holdco Class A Common Stock will be at any time, including as to whether the Holdco Class A Common Stock will sustain current market prices, or as to what effect that the sale of shares or the availability of the Holdco Class A Common Stock for sale at any time will have on the prevailing market price.
In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Holdco Class A Common Stock.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Coliseum Class A Ordinary Shares prior to the Closing or the Holdco Class A Common Stock after the Closing may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Coliseum Class A Ordinary Shares prior to the Closing or the Holdco Class A Common Stock after the Closing may decline. The market values of these securities at the Closing may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Coliseum shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Coliseum Class A Ordinary Shares, the market value of Holdco Common Stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the Business Combination, Holdco Class A Common Stock will not have any redemption rights like the Public Shares had, and fluctuations in the price of Holdco Class A Common Stock could contribute to the loss of all or part of your investment. The trading price of Holdco Class A Common Stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Holdco’s control. After the Closing, broad market and industry factors may materially harm the market price of Holdco Class A Common Stock irrespective of Holdco’s operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to Holdco could depress Holdco’s share price regardless of Holdco’s business, prospects, financial conditions or results of operations. A decline in the market price of Holdco’s securities also could adversely affect Holdco’s ability to issue additional securities and Holdco’s ability to obtain additional financing in the future.
Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of Coliseum’s securities and Holdco Class A Common Stock. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment in Coliseum Class A Ordinary Shares and Holdco Common Stock may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Coliseum Class A Ordinary Shares or Holdco Common Stock may not recover and may experience a further decline.
The RET Founders will have substantial control over Holdco after the Business Combination, which could limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.
Upon the consummation of the Business Combination, the RET Founders will collectively own approximately 64.4% of the outstanding Holdco Common Stock and approximately 68.2% of the voting power of the Holdco Common Stock (assuming the Maximum Redemptions Scenario and that there is no Closing Offering or other financing and no exercise of any Holdco Warrants or Holdco Options). While the RET Founders have no agreement to act together with respect to voting or investment decisions in their RET shares, if they were to act together, they would be able to influence Holdco’s management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale of equity, merger, consolidation, or sale of all or substantially all of our assets.
Further, the RET Founders will hold an aggregate of 58,707 shares of Holdco Class B Common Stock, representing all issued and outstanding shares of Holdco Class B Common Stock. The Holdco Class B Common Stock will have fifteen votes per share, and the Holdco Class A Common Stock, which is the class of stock that Public Shareholders will receive in the Business Combination, will have one vote per share. Pursuant to the Holdco A&R Articles, the RET Founders as the sole initial holders of Holdco Class B Common Stock will have rights that are different from unaffiliated shareholders for so long as the RET Founders or their permitted transferees collectively beneficially own more than 20% of the number of shares of Holdco Class B Common Stock collectively held by them as of the Closing. Such rights include the right to fill vacancies on the Holdco Board, to call special meetings of shareholders, to take action by written consent of the shareholders, and that amendments to the Holdco A&R Articles will require the affirmative vote of a majority of the shares of Holdco Common Stock entitled to vote in lieu of two-thirds of the shares of Holdco Common Stock entitled to vote on the matter. Future transfers by holders of Holdco Class B Common Stock will generally result in those shares converting to Holdco Class A Common Stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. Further, the Holdco Class B Common Stock will automatically convert into Holdco Class A Common Stock on the date that is 5 years after the Closing Date, or earlier in certain circumstances, including if the initial holders thereof collectively cease to beneficially own at least twenty percent (20%) of the number of shares of Holdco Common Stock held by them on the Closing Date, as more fully set forth in the Holdco A&R Articles.
The RET Founders may have interests, with respect to their Holdco Common Stock which are different from those of unaffiliated shareholders and the concentration of voting power among one or more of these stockholders may have an adverse effect on the trading price of the Holdco Class A Common Stock. See “The Business Combination — Interests of the RET Founders in the Business Combination”.
In addition, this concentration of ownership might adversely affect the market price of the Holdco Class A Common Stock by: (1) delaying, deferring or preventing a change of control; (2) impeding a merger, consolidation, takeover or other Business Combination involving Holdco; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Holdco.

The Dual Class Structure may have the effect of concentrating voting control with the holders of Class B Common Stock.
Holdco will have a dual class stock structure in which shares of Holdco Class A Common Stock will each have one vote per share and shares of Holdco Class B Common Stock will have fifteen votes per share. While only 58,707 shares of Holdco Class B Common Stock are expected to be outstanding on the Closing Date, representing less than 1% of all outstanding shares of Holdco Common Stock and approximately 11.5% of the voting power of all outstanding shares of Holdco Common Stock (in each case, assuming the Maximum Redemptions Scenario and assuming there is no Closing Offering or other financing), the fact that the Holdco Class B Common Stock will be held exclusively by the RET Founders will moderately increase their voting control. See “Risk Factors — The RET Founders will have substantial control over Holdco after the Business Combination, which could limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control.”
Further, Holdco will have the ability to issue additional shares of Holdco Class B Common Stock without your consent. If additional shares of Holdco Class B Common Stock are issued in a financing or other transaction, whether to the RET Founders or to third parties, such shares would give the holder increased voting power as compared to shares of Holdco Class A Common Stock.
The requirements of being a public company may strain Holdco’s resources and distract management and we will incur substantial costs as a result of being a public company.
Following the consummation of the Business Combination, Holdco will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Securities Act. These rules, regulations and requirements are extensive. We will incur significant costs associated with our public company corporate governance and reporting requirements. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more corporate employees to comply with these requirements or engage outside consultants, which would increase our costs and expenses. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. These applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on the Holdco Board or as executive officers.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.
As a result of disclosure of information in this proxy statement/prospectus and in the filings that we are required to make as a public company, our business, operating results and financial condition have become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If any such claims are successful, our business, operating results and financial condition could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, operating results and financial condition.
Sales of a substantial number of shares of Holdco Class A Common Stock in the public market, particularly sales by our executive officers, directors and significant stockholders, or the perception that these sales could occur, could cause the market price of Holdco Class A Common Stock to decline.
Sales of a substantial number of shares of Holdco Class A Common Stock in the public market, particularly sales by our executive officers, directors and principal stockholders, or the perception that these sales might occur, could cause the market price of Holdco Class A Common Stock to decline. Some of our executive officers, directors and the holders of a substantial number of shares of Holdco Class A Common Stock following the Business Combination will be subject to lock-up provisions pursuant to the Lock-up Agreement that, for a period of at least two years from the date of Closing, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of Holdco Class A Common Stock and of any securities convertible into or exercisable for Holdco Class A Common Stock.
When the applicable lock-up periods expire, our security holders subject to lock-up provisions will be able to sell shares of Holdco Class A Common Stock in the public market. Sales of a substantial number of such shares upon expiration of the lock-up provisions, the perception that such sales may occur or early release of these provisions could cause our market price to fall or make it more difficult for you to sell your Holdco Common Stock at a time and price that you deem appropriate.
In addition, we may file a registration statement to register shares reserved for future issuance under our equity compensation plans. Subject to the satisfaction of applicable vesting requirements and expiration of the lock-up provisions referred to above, the shares issued upon exercise of outstanding stock options would be available for immediate resale in the open market.
A decline in the price of Holdco Class A Common Stock could affect our ability to raise working capital and adversely impact our ability to continue operations.
A prolonged decline in the price of Holdco Class A Common Stock could result in a reduction in the liquidity of the common stock and a reduction in our ability to raise capital. A decline in the price of Holdco Class A Common Stock could be especially detrimental to our liquidity, operations and strategic plans. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including our ability to develop new products and services and continue current operations. If the price of the Holdco Common Stock declines, we can offer no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.
We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.
Neither Coliseum, RET, nor Holdco has paid any cash dividends on their securities in the past, and Holdco does not intend to pay cash dividends on Holdco Common Stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements, which we may enter into with institutional lenders, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of the Holdco Board and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that the Holdco Board decides is relevant. Therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.
If our stock price fluctuates after the Business Combination, you could lose a significant part of your investment.
The market price of Holdco Class A Common Stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this proxy statement/prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine and the military conflicts between Hamas and Israel. Economic uncertainty in various global markets caused by economic challenges, political instability and these conflicts, have led to market disruptions, including significant volatility in commodity prices, credit and capital market instability and supply chain interruptions, which have caused record inflation globally. Our business, financial condition, and results of operations could be materially and adversely affected by further negative impacts on the global economy and capital markets resulting from these global economic conditions, particularly if such conditions are prolonged or worsen. Although, to date, our results of operations has not been materially impacted by these global economic and geopolitical conditions, it is impossible to predict the extent to which our operations may be impacted in the short and long term. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
Holdco’s management will have broad discretion in the use of Holdco’s net proceeds from the Business Combination.
An investor in Holdco Class A Common Stock will have to rely upon the judgment of Holdco’s management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. Holdco’s management may spend a portion or all of the net proceeds from the Business Combination in ways that holders of Holdco Common Stock might not desire, that might not yield a favorable return and that might not increase the value of a Holdco Shareholder’s investment. The failure by Holdco’s management to apply these funds effectively could have a material adverse effect on Holdco’s business, results of operations or financial condition. Pending their use, Holdco may invest the net proceeds from the Business Combination in a manner that does not produce income or that loses value.
The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Common Stock as consideration in the Business Combination and due to future issuances of equity awards to RET employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.
Immediately following the Closing, assuming the Maximum Redemptions Scenario, and assuming no Closing Offering or other financing, and without giving effect to any dilutive instruments, such as the exercise of the Holdco Warrants and Holdco Options, it is expected that (i) Coliseum Public Shareholders will own approximately 21.8% of Holdco Common Stock outstanding at that time (including the shares issued to the Extension Non-Redeeming Shareholders upon the forfeiture of the Forfeited Shares) and approximately 19.5% of the voting power of outstanding Holdco Common Stock, (ii) RET shareholders will own approximately 64.4% of Holdco Common Stock outstanding at that time and approximately 68.2% of the voting power of outstanding Holdco Common Stock, which percentages include shares held by (x) Harry You, Coliseum’s Chairman, Sponsor Affiliate, and the owner of approximately 42% of RET on a fully-diluted basis prior to the Business Combination, who will own approximately 35.3% of Holdco Common Stock outstanding at that time, and approximately 35.8% of the voting power of outstanding Holdco Common Stock (after taking into account the forfeiture of Forfeited Shares by Mr. You), and (y) Paul Dacier, RET’s Executive Chairman and the manager and sole member of Rainwater, LLC, the owner of approximately 47% of RET on a fully-diluted basis prior to the Business Combination, will own approximately 27.5% of Holdco Common Stock outstanding at that time and approximately 28.0% of the voting power of outstanding Holdco Common Stock, and (iii) the Previous Sponsor will own approximately 13.7% of Holdco Common Stock outstanding at that time and approximately 12.3% of the voting power of outstanding Holdco Common Stock (after taking into account the forfeiture of Forfeited Shares by the Previous Sponsor). These percentages assume that no Holdco Warrants or Holdco Options will be exercised and there are no other issuances of equity securities of Holdco prior to or in connection with the Closing, including any equity awards that may be issued to RET employees, directors, or consultants following the Business

Combination. If the actual facts are different from these assumptions, the percentage ownership retained by Coliseum’s existing shareholders in Holdco will be different.
The Public Shareholders currently own 32.3% of the Coliseum Class A Ordinary Shares prior to the Business Combination. Accordingly, Public Shareholders will experience immediate dilution as a consequence of the Business Combination. As redemptions increase, the overall percentage ownership and voting percentage held by the RET shareholders and the New Sponsor and Sponsor Affiliate will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders.
For more information on the percentage of the issued and outstanding shares of Holdco Common Stock immediately following the Closing that are expected to be held by securityholders, in various redemptions scenarios, see “Questions and Answers About the Business Combination — What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?” and for more information about dilution to Public Shareholders, see “Dilution.”
Holdco Warrants will become exercisable for Holdco Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders. Such dilution will increase if more Public Shares are redeemed.
Beginning 30 days after the Closing, Holdco Warrants to purchase an aggregate of up to 8,225,000 shares of Holdco Class A Common Stock, including 5,000,000 Public Warrants and 3,225,000 Private Placement Warrants, will become exercisable in accordance with the terms of the Warrant Assumption Agreement governing those securities. The exercise price of the Holdco Warrants will be $11.50 per share, subject to adjustment. However, there is no guarantee that the Holdco Warrants will ever be in the money prior to their expiration, and, as such, the Holdco Warrants may expire worthless. See “— Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of Holdco Class A Common Stock purchasable upon exercise of a warrant could be decreased, all without your approval.”
To the extent the Holdco Warrants are exercised, additional shares of Holdco Class A Common Stock will be issued, which will result in dilution to the holders of Holdco Class A Common Stock and increase the number of shares eligible for resale in the public market. The dilution, as a percentage of outstanding shares, caused by the exercise of the Holdco Warrants will increase if a large number of Public Shareholders elect to redeem their shares in connection with the Business Combination. Holders of the Public Warrants do not have a right to redeem such warrants. Accordingly, the redemption of Public Shares without any accompanying redemption of Public Warrants will increase the dilutive effect of the exercise of Public Warrants. Assuming the redemption of 895,846 Public Shares (representing the Maximum Redemptions Scenario of approximately 50% of the outstanding Public Shares as of the date of this proxy statement/prospectus), and assuming each redeeming shareholder holds one-third of one warrant for each Public Share redeemed, representing the number of warrants initially included in the Coliseum Units, up to 298,615 Public Warrants would be retained by redeeming stockholders (assuming the Business Combination occurred despite such redemptions, thereby permitting the exercise of Public Warrants following the Closing) with an aggregate market value of approximately $32,848, based on the market price of $0.11 per Public Warrant as of November 26, 2024. We cannot predict the ultimate value of the Public Warrants following consummation of the Business Combination. Sales of substantial numbers of shares issued upon the exercise of Holdco Warrants in the public market or the potential that such warrants may be exercised could also adversely affect the market price of Holdco Class A Common Stock.
The SPAC Organizational Documents will prohibit Coliseum from consummating the Business Combination if Coliseum immediately prior to Closing or Holdco upon the closing would be a “penny stock” issuer.”
At the extraordinary general meeting held by Coliseum on June 22, 2023, (the “June Meeting”), among other things, Coliseum’s shareholders approved an amendment to the SPAC Organizational Documents to remove the requirement that Coliseum have net tangible asset of at least $5,000,001 prior to or upon consummation of the Business Combination, provided that Coliseum may not consummate the Business

Combination if its shares would be considered a “penny stock” (as defined in the Exchange Act) immediately prior to or upon consummation of the Business Combination. The purpose of such limitation in the SPAC Organizational Documents was to ensure that Coliseum did not become subject to the SEC’s “penny stock” rules because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). But because the NTA Rule is one of several exclusions from the “penny stock” rules of the SEC, Coliseum recommended that shareholders remove the net tangible assets requirement from the SPAC Organizational Documents, because Coliseum could rely on another exclusion which relates to Coliseum being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). For so long as the Public Shares remain listed on Nasdaq, the Public Shares would not be deemed to be a “penny stock” under the Exchange Rule. Another exclusion from the “penny stock” rule that Holdco could potentially rely on after the Closing is the requirement that the Holdco Common Stock have a price of $5.00 or more (the “$5.00 Price Rule”). However, we cannot assure you that the Holdco Common Stock will be listed on Nasdaq at the Closing or that the Holdco Common Stock would comply with the $5.00 Price Rule.
We cannot assure you that Coliseum and/or Holdco will qualify for an exclusion to the “penny stock” rule immediately prior to or at the Closing. If Holdco has less than $5,000,001 of net tangible assets upon the Closing, such that it does not meet the NTA Rule, if the Holdco Common Stock is not listed on Nasdaq or another national securities exchange, such that it does not satisfy the Exchange Rule, if the trading price of the Holdco Common Stock is less than $5.00, such that it does not meet the $5.00 Price Rule, and if no other exclusion from the “penny stock” rules apply, then the SPAC Organizational Documents would prohibit Coliseum from consummating the Business Combination.
The future exercise of registration rights by the Previous Sponsor, New Sponsor, Sponsor Affiliate and certain RET shareholders may adversely affect the market price of the Holdco Class A Common Stock.
Pursuant to the Registration Rights Agreement, Holdco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Holdco Class A Common Stock and other equity securities of Holdco that are held by the Registration Rights Holders (as defined below) from time to time. Pursuant to the Registration Rights Agreement, the Registration Rights Holders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut back provisions with respect to Holdco Class A Common Stock held by such parties following the consummation of the Business Combination. We estimate that an aggregate of 5,362,450 shares of Holdco Class A Common Stock, 3,225,000 Holdco Private Placement Warrants, 3,225,000 shares of Holdco Class A Common Stock underlying the Holdco Private Placement Warrants, and 2,186,431 shares of Holdco Class A Common Stock underlying the Holdco Options will be subject to registration rights immediately following Closing, representing approximately 178% of the total issued and outstanding shares of Holdco Common Stock (including shares of Holdco Class A Common Stock underlying issued and outstanding Holdco Warrants) following the Business Combination.
The registration of these securities will permit the public resale of such securities, subject to any applicable contractual lock-up obligation. The registration and availability of a significant number of securities for trading in the public market may have an adverse effect on the market price of the Holdco Class A Common Stock post-Closing.
Even if the Business Combination is consummated, the post-Closing Holdco Warrants may never be in the money, and they may expire worthless, and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding warrants approve of such amendment. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of post-Closing Holdco common stock purchasable upon exercise of a warrant could be decreased, all without your approval.
The Coliseum Warrants were issued in registered form under a warrant agreement between the Transfer Agent, as warrant agent, and Coliseum (the “Warrant Agreement”). Holdco will assume the Warrant Agreement pursuant to the Warrant Assumption Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of curing any ambiguity or to correct any defective provision or mistake, adjusting the provisions relating to cash dividends on Ordinary Shares as contemplated by and in accordance with the Warrant Agreement, adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants.
Beginning 30 days after Closing, Holdco Warrants will become exercisable in accordance with the terms of the Warrant Agreement. The exercise price of these warrants is $11.50 per share. To the extent such warrants are exercised, additional shares of Holdco Class A Common Stock will be issued, which will result in dilution to the holders of Holdco Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Holdco Class A Common Stock. However, there is no guarantee that the Holdco Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
In accordance with the Warrant Agreement, at the date that the SPAC Merger becomes effective, each Holdco Assumed Public Warrant will continue to have, and be subject to, the same terms as the SPAC Public Warrants (other than the fact that it is exercisable for a Holdco Share) and shall be governed by the Warrant Agreement. Accordingly, Holdco may amend the terms of the post-Closing Holdco Warrants in a manner adverse to a holder of the Holdco Warrants if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although Holdco’s ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Holdco Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Holdco common stock purchasable upon exercise of a warrant.
We may redeem your unexpired Holdco Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Holdco Warrants worthless.
We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the Closing price of the shares of Holdco Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. We will not redeem the Public Warrants unless an effective registration statement under the Securities Act covering the shares issuable upon exercise of the warrants is effective and a current prospectus relating to those shares is available throughout the 30-day redemption period, except if we elect to require the warrants to be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Previous Sponsor, New Sponsor, Sponsor Affiliate or their permitted transferees. As of the date of this proxy statement/prospectus, Coliseum Class A Ordinary Shares have never traded above $18.00 per share, therefore neither current nor recent share prices meet or exceed the threshold that would allow Holdco to redeem Public Warrants.
In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of the Holdco Class A Common Stock equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants on a cashless basis prior to redemption for a number of shares of Holdco Class A Common Stock determined based on the redemption date and the fair market value of the Holdco Class A Common Stock. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of Ordinary Shares received is capped at 0.361 shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants. In addition, such redemptions may occur at a time when the Holdco Warrants are “out-of-the-money,” in which case holders thereof would lose any potential embedded value from a subsequent increase in the value of the Holdco Class A Common Stock had such Holdco Warrants remained outstanding. If the price of the Holdco Class A Common Stock is less than $18.00 and we seek redemption of the Public Warrants, we must call the Private Placement Warrants for redemption on the same terms.
In the event that Holdco determines to redeem the Public Warrants when the closing price of the shares of Holdco Class A Common Stock equals or exceeds $18.00 per share or $10.00 per share, pursuant to Section 6.1 or Section 6.2 of the Warrant Agreement, respectively, Holdco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by Holdco not less than thirty (30) days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.
Public Warrant holders will only be able to exercise their Public Warrants on a “cashless basis” under certain circumstances, and if they do so, they will receive fewer shares of Holdco Class A Common Stock from such exercise than if such warrants were exercised for cash.
The Public Warrants generally may not be exercised on a “cashless basis”, except as described below. In contrast, the Private Placement Warrants, for so long as they are held by the Previous Sponsor, New Sponsor, Sponsor Affiliate and certain permitted transferees, may be exercised on a “cashless basis”. The reason that Coliseum agreed that the Private Placement Warrants will be exercisable on a cashless basis so long as they are held by the Previous Sponsor, New Sponsor, Sponsor Affiliate or their permitted transferees is because it was not known at the time of Coliseum’s IPO whether the Previous Sponsor would be affiliated with us following a Business Combination. If the Previous Sponsor, New Sponsor, Sponsor Affiliate remain affiliated with Holdco, their ability to sell Holdco securities in the open market will be significantly limited. We expect Holdco to have policies in place that prohibit insiders from selling securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell Holdco securities, an insider cannot trade in Holdco securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their Holdco Warrants and sell the shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities.
The Warrant Agreement provides that in the following circumstances holders of Public Warrants who seek to exercise their Public Warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Holdco Class A Common Stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; and (ii) if we have so elected and the Holdco Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act. If you exercise your Public Warrants on a cashless basis under the circumstances described in clauses (i) and (ii) in the preceding sentence, you would pay the warrant exercise price by surrendering the warrants for that number of shares of Holdco Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Holdco Class A Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” of the shares of Holdco Class A Common Stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the shares of Holdco Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, a holder of Public Warrants would receive fewer shares of Holdco Class A Common Stock from such exercise than if such warrants were exercised for cash.
The Holdco Warrants may have an adverse effect on the market price of the Holdco Class A Common Stock.
Upon the Business Combination, the Coliseum Warrants will be assumed and converted into Holdco Warrants and will entitle the holders to purchase shares of Holdco Class A Common Stock. Such Holdco Warrants, when exercised, will increase the number of issued and outstanding shares of Holdco Class A Common Stock and reduce the value of the Holdco Class A Common Stock.
The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with the post-Business Combination company.
The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Holdco, which may discourage such lawsuits and result in increased costs to warrant holders to bring a lawsuit. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Holdco Board.
The Holdco Warrants will be recognized and accounted for as derivative liabilities in accordance with ASC 815 and will be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of the Holdco Class A Common Stock.
The guidance contained in ASC 815-40 provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, we will classify each of the Holdco Warrants as a liability at its fair value as determined by us based upon a valuation report obtained from an independent third party valuation firm. At each reporting period (1) the accounting treatment of the warrants will be re-evaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the public and private warrants is remeasured and the change in the fair value of the liability is recorded as other income (expense) in our income statement. Changes in the inputs and assumptions for the valuation model we use to determine the fair value of such liability may have a material impact on the estimated fair value of the embedded derivative liability. The share price of Holdco Class A Common Stock represents the primary underlying variable that will impact the value of the derivative instruments. Additional factors that may impact the value of the derivative instruments include the volatility of our stock price, discount rates and stated interest rates. As a result, our financial statements and results of operations will fluctuate quarterly, based on various factors, such as the share price of the Holdco Class A Common Stock, many of which are outside of our control. In addition, we may change the underlying assumptions used in our valuation model, which could in result in significant fluctuations in our results of operations. If our stock price is volatile, we expect that we will recognize non-cash gains or losses on our warrants or any other similar derivative instruments each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of Holdco Class A Common Stock.
Upon consummation of the Business Combination, the rights and obligations of a Holdco shareholder will be governed by Massachusetts law and may differ from the rights and obligations of Coliseum shareholders under Cayman Islands law.
Holdco is incorporated under the laws of Massachusetts. Accordingly, its corporate structure as well as the rights and obligations of the holders of Holdco Common Stock may be different from the rights and obligations of shareholders of companies incorporated or organized under the laws of other jurisdictions and may be less favorable to the rights of holders of Coliseum Class A Ordinary Shares arising under Cayman Islands law and the SPAC Organizational Documents. For a more detailed description of the rights of holders of Holdco Common Stock and how they may differ from the rights of holders of Coliseum Class A Ordinary Shares, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.” The form of the Holdco A&R Articles is attached as Annex F to this proxy statement/prospectus, and you are urged to read it.
The rights of holders of Holdco Common Stock under the MBCA and the Holdco A&R Articles will differ from the rights of holders of Coliseum Ordinary Shares under Cayman Islands law.
Coliseum is an exempted company incorporated under the CACI. The CACI and the SPAC Organizational Documents govern the rights of Coliseum’s shareholders. The CACI differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the current amended and restated memorandum and articles of association of Coliseum will differ in certain material respects from the Holdco A&R Articles. As a result, when you become a stockholder of Holdco, your rights will differ in some regards as compared to when you were a shareholder of Coliseum before the Business Combination. You should review the Holdco A&R Articles and Holdco A&R Bylaws that are attached as Annexes F and G, as well as Massachusetts corporate law and the corporate laws of the Cayman Islands to understand how these laws apply to the rights of shareholders. A summary list of important similarities and differences in shareholder rights is set out below.
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Mergers and Business Combinations — Under Cayman Islands law mergers must be approved by a majority of at least two thirds of the shareholders entitled to vote (or such higher majority as may be specified in the constituent company’s articles of association) unless the merger is between a parent and its subsidiary. Under Massachusetts law mergers generally require approval of two-thirds of outstanding shares entitled to vote, excluding mergers in which less than 20% of the acquirer’s stock is issued, mergers in which one corporation owns 90% or more of the second corporation in the merger, and mergers in which the surviving corporation is the acquiring corporation.

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Routine Matters — Generally approval of routine matters submitted to shareholders requires the affirmative vote of a majority of the shares entitled to vote under both jurisdictions.

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Appraisal Rights — Under Cayman Islands law minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares. Generally, under Massachusetts law shareholders of a public corporation have appraisal rights.

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Inspection of Books and Records — Under Cayman Islands law shareholders do not have general rights to inspect or obtain copies of the register of shareholders or other corporate records. Under Massachusetts law any shareholder may inspect the corporation’s books and records for a proper purpose and obtain a copy of the shareholder records, subject to restrictions in the bylaws.

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Derivative Actions and Stockholder Lawsuits — In the Cayman Islands shareholders may be entitled to bring a derivative action on behalf of the corporation in certain limited circumstances. Under

Massachusetts law shareholders may bring derivative actions against the directors for breach of fiduciary duty or for claims that the price paid in a merger is too low. Under the Holdco A&R Articles any action must be brought in the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts or the United States District Court for the District of Massachusetts sitting in Boston, Massachusetts.
Massachusetts law and the Holdco A&R Articles contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts.
Chapter 156D, §8.06 of the Massachusetts General Laws provides that the terms of the directors of a publicly traded Massachusetts corporation must be staggered over three years. This could make it difficult to replace a majority of the board in any one year. A public corporation may opt out of the staggered board requirement by a vote of its board of directors or a two-thirds vote of each class of stock outstanding.
Chapter 110F of the Massachusetts General Laws generally provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years following the time that person becomes a 5% shareholder, with certain exceptions. A Massachusetts corporation may elect in its articles of organization or bylaws not to be governed by Chapter 110F.
Under the Massachusetts control share acquisitions statute (Chapter 110D of the Massachusetts General Laws), a person who acquires beneficial ownership of shares of stock of a corporation in a threshold amount equal to one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting stock of the corporation, referred to as a control share acquisition, must obtain the approval of a majority of shares entitled to vote generally in the election of directors (excluding (1) any shares owned by any person acquiring or proposing to acquire beneficial ownership of shares in a control share acquisition, (2) any shares owned by any officer of the corporation and (3) any shares owned by any employee of the corporation who is also a director of the corporation) for the purpose of acquiring voting rights for the shares that such person acquires in crossing the foregoing thresholds.
The Massachusetts control share acquisitions statute permits the corporation, to the extent authorized by its articles of organization or bylaws, to redeem all shares acquired by an acquiring person in a control share acquisition for fair value (which is to be determined in accordance with procedures adopted by the corporation) if (1) no control share acquisition statement is delivered by the acquiring person or (2) a control share acquisition statement has been delivered and voting rights were not authorized for such shares by the shareholders in accordance with the applicable provision of the control share acquisitions statute.
If the voting rights for shares acquired in a control share acquisition are authorized by a majority of shareholders, and the acquirer has acquired beneficial ownership of a majority or more of all voting power in the election of directors, then each stockholder of record, other than the acquirer, who has not voted in favor of authorizing voting rights for the control may demand payment for his or her stock and an appraisal in accordance with M.G.L. chapter 156D.
The Massachusetts control share acquisition statute permits a Massachusetts corporation to elect not to be governed by the statute’s provisions by including a provision in the corporation’s articles of organization or bylaws pursuant to which the corporation opts out of the statute.
Chapter 110C of the Massachusetts General Laws (1) subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a takeover bid, defined to include any acquisition of or offer to acquire stock by which, after acquisition, the offeror would own more than 10% of the issued and outstanding equity securities of a target company and (2) provides that, if a person (together with its associates and affiliates) beneficially owns more than 5% of the stock of a Massachusetts corporation, such person may not make a takeover bid if during the preceding year such person acquired any of the subject stock with the undisclosed intent of gaining control of the corporation. The statute contains certain exceptions to these prohibitions, including if the board of directors approves the takeover bid, recommends it to the corporation’s shareholders and the terms of the takeover are furnished to shareholders. The validity of Chapter 110C has been called into questioned by a 1982 US Supreme Court decision that invalidated a similar law in the state of Illinois.

The Holdco A&R Articles include an election not to be governed by the control share acquisition statute, Chapter 110D, or the business combination statute, Chapter 110F of the Massachusetts General Laws.
The provisions of the Holdco A&R Articles requiring exclusive forum in the courts of the Commonwealth of Massachusetts and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.
The Holdco A&R Articles provides that, to the fullest extent permitted by law, and unless Holdco consents in writing to the selection of an alternative forum, the courts of the Commonwealth of Massachusetts (or, in the event that the courts of Massachusetts does not have jurisdiction, the federal district court for the District of Massachusetts or other state courts of the Commonwealth of Massachusetts) will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on Holdco’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Holdco to Holdco or Holdco’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the MBCA or the Holdco A&R Articles or Holdco A&R Bylaws (as each may be amended from time to time), (iv) any action, suit or proceeding as to which the MBCA confers jurisdiction on the courts of the Commonwealth of Massachusetts, or (v) any action, suit or proceeding asserting a claim against Holdco or any current or former director, officer or stockholder governed by the internal affairs doctrine.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Holdco A&R Articles will also provide that, unless Holdco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the Holdco A&R Articles will provide that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act, any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Holdco A&R Articles will also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Commonwealth of Massachusetts as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Commonwealth of Massachusetts as exclusive forum.
These choice of forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, executive officers or other employees, which may have the effect of discouraging lawsuits against Holdco’s directors and officers. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Holdco, a court could find the choice of forum provisions contained in the Holdco A&R Articles to be inapplicable or unenforceable in such action. If a court were to find this provision in the Holdco A&R Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

Holdco will be an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and if we take advantage of the reduced reporting requirements applicable to smaller reporting companies and emerging growth companies could make the Holdco Class A Common Stock less attractive to investors.
Holdco will be an “emerging growth company” within the meaning of the Securities Act as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Holdco expects not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.
Additionally, Holdco will be a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Our status as a smaller reporting company is determined annually. We will continue to qualify as a smaller reporting company through the following fiscal year as long as (i) the market value of Holdco Common Stock held by non-affiliates (measured as of the end of the second quarter of the then current fiscal year) does not exceed $250 million or (ii) our annual revenues for the most recently completed fiscal year do not exceed $100 million and the market value of Holdco Common Stock held by non-affiliates (measured as of the end of the second quarter of the then current fiscal year) does not exceed $700 million. If we exceed these thresholds, we will cease to be a smaller reporting company as of the first day of the following fiscal year.
We cannot predict if investors will find the Holdco Class A Common Stock less attractive if Holdco chooses to rely on any of the exemptions afforded to emerging growth companies and smaller reporting companies. If some investors find the Holdco Class A Common Stock less attractive because Holdco relies on any of these exemptions, there may be a less active trading market for the Holdco Class A Common Stock and the market price of the Holdco Class A Common Stock may be more volatile and may decline.

Risks Relating to Coliseum and the Business Combination
Unless the context otherwise requires, references in this subsection “— Risks Relating to Coliseum and the Business Combination” to “we”, “us”, and “our” generally refer to Coliseum in the present tense or Holdco from and after the Business Combination.
The Previous Sponsor, New Sponsor, and Sponsor Affiliate have agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote.
The Previous Sponsor, New Sponsor, and Sponsor Affiliate collectively own 67.7% of our outstanding Ordinary Shares. The Previous Sponsor, New Sponsor, Sponsor Affiliate, and Coliseum’s management team have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote their Founder Shares and any Public Shares held by them in favor of Coliseum’s initial business combination pursuant to a letter agreement entered into at the time of the IPO (with respect to Coliseum’s Previous Sponsor and management team) and at the time of the Transfer Transaction (with respect to the New Sponsor). The Previous Sponsor, New Sponsor, and Sponsor Affiliate have also agreed to, among other things, vote in favor of the Business Combination, subject to the terms contemplated by the Sponsor Support Agreement. Approval of the Business Combination Proposal and the Adjournment Proposal each requires the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class, including the Founder Shares. Approval of the Merger Proposal requires the affirmative vote of two-thirds of the holders of Class A Ordinary Shares and Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting voted at the Extraordinary General Meeting, including the Founder Shares. As a result, in addition to our Founder Shares, we would not need any outstanding Public Shares to be voted in favor in order to approve the Business Combination Proposal, the Merger Proposal, or Adjournment Proposal. However, to the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. Accordingly, the agreement by the Previous Sponsor, New Sponsor and Sponsor Affiliate and management team to vote in favor of the Business Combination will increase the likelihood that we will receive the requisite shareholder approval for the Business Combination.
We may not be able to complete the Business Combination within the Combination Period, in which case we would cease all operations except for the purpose of winding up and we would redeem our Public Shares and liquidate.
We must complete the Business Combination within the Combination Period, otherwise the SPAC Organizational Documents and the Investment Management Trust Agreement dated June 22, 2021 between Coliseum and Continental Stock Transfer & Trust Company, as trustee (the “Trust Agreement”) require that we liquidate the Trust Account and wind up. We may not be able to complete the Business Combination within such time period. Our ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein.
If we have not completed the Business Combination within the Combination Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, on a pro rata basis, in cash as a per-share amount, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Board, liquidate and dissolve, subject in each case, to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our Warrants if we fail to complete the Business Combination within the Combination Period.

Our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, and their affiliates may elect to purchase Public Shares or Public Warrants from Public Shareholders, which may influence a vote on the Business Combination and reduce the public “float” of our Class A Ordinary Shares.
Our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, or their affiliates may purchase Public Shares or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of Public Shares or Public Warrants our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.
In the event that New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to (1) increase the likelihood of obtaining shareholder approval of the Business Combination, (2) reduce the number of Public Warrants outstanding, or (3) satisfy the Minimum Cash Condition, where it appears that such condition would otherwise not be met. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of our Class A Ordinary Shares or Public Warrants, or of the Holdco Common Stock and Holdco Warrants following the Closing, and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
In the event New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, and their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
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this proxy statement/prospectus would disclose the possibility that New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, and their affiliates will purchase Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

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if New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, or their affiliates were to purchase Public Shares from Public Shareholders outside the redemption process, they would do so at a price no higher than the price offered through the redemption process;

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this proxy statement/prospectus would include a representation that any of our Public Shares purchased by the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, and their affiliates from Public Shareholders outside the redemption process would not be voted in favor of approving the Business Combination;

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the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, and their affiliates would not possess any redemption rights with respect to the Public Shares or, if they do possess such redemption rights, they would waive such rights; and

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we will disclose in a Current Report on Form 8-K, to be filed before the Extraordinary General Meeting, the following material items:

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the number of Public Shares purchased by the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, or their affiliates along with the purchase price for such Public Shares;

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the purpose of the purchases of such Public Shares by the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, or their affiliates;

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the impact, if any, of the purchases of such Public Shares by the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, or their affiliates on the likelihood that the Business Combination transaction will be approved and consummated;

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the identity of the selling shareholders who sold such Public Shares to the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, or their affiliates (if not purchased on the open market) or the nature of the selling shareholders (e.g., 5% security holders) who sold such Public Shares to the New Sponsor, Sponsor Affiliate, directors, executive officers, advisors, or their affiliates; and

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the number of Public Shares for which we have received redemption requests pursuant to our redemption offer.

If a shareholder fails to receive notice of our offer to redeem our Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
If a shareholder fails to receive our proxy materials such shareholder may not become aware of the opportunity to redeem its Public Shares in connection with the Business Combination. In addition, the proxy materials describe the various procedures that must be complied with in order to validly tender or submit Public Shares for redemption. For example, our Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to, at the holder’s option, either deliver their stock certificates to our transfer agent, or to deliver their shares to our transfer agent electronically by 5:00 p.m., Eastern Time, on December 19, 2024 (which is the date that is two business days before the scheduled vote at the Extraordinary General Meeting). In addition, a Public Shareholder seeking redemption of its Public Shares also must submit a written request for redemption to our transfer agent by such date in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in this proxy statement/prospectus, its shares may not be redeemed.
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.
Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) our completion of the Business Combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of our Public Shares if we do not complete the Business Combination within the Combination Period or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our Public Shares if we have not completed the Business Combination within the Combination Period, subject to applicable law and as further described herein. In no other circumstances will a shareholder have any right or interest of any kind in the Trust Account. Any redemption of Public Shareholders from the Trust Account shall be effected automatically by function of the SPAC Organizational Documents prior to any voluntary winding up. If we are required to windup, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the CACI. In that case, investors may be forced to wait beyond the Combination Period before the redemption proceeds of our Trust Account become available to them and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate the Business Combination or amend certain provisions of the SPAC Organizational Documents and then only in cases where investors have properly sought to redeem their Class A Ordinary Shares. Holders of Warrants will not have any right to the proceeds held in the Trust Account with respect to the Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.
If the net proceeds of Coliseum’s IPO and the sale of the Private Placement Warrants not being held in the Trust Account, together with the loans provided by our New Sponsor for working capital, are insufficient to allow us to operate for at least the Combination Period, and if we are unable to obtain additional capital, we may be unable to complete the Business Combination, in which case we may be required to liquidate.
As of September 30, 2024, we had no cash outside the Trust Account and working capital deficit of $4,772,576.
In order to provide the required Contributions to the Trust Account in connection with the First Extension and to finance transaction costs in connection with a Business Combination, on June 22, 2023, we issued the Convertible Note to the New Sponsor. The Convertible Note matures on the earlier of the Closing Date or the date of the liquidation of Coliseum, is non-interest bearing, and has a principal amount up to $1.5 million. If we are required to seek additional capital, we would need to borrow funds from our New Sponsor, management team or other third parties to operate or may be forced to liquidate. Neither our New Sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of the Business Combination. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Prior to the completion of the Business Combination, we do not expect to seek loans from parties other than our New Sponsor or an affiliate of our New Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. If we have not completed our Business Combination within the required time period because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our Public Shareholders may only receive an estimated $11.22 per share estimated as of September 30, 2024, or possibly less, on our redemption of our Public Shares. There will be no redemption rights or liquidating distributions with respect to our warrants.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
Our independent registered public accounting firm has included in its report to our financial statements as of and for the year ended December 31, 2023 an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We may not have sufficient liquidity to meet our anticipated obligations over the next year from the issuance of these financial statements. In connection with our assessment of going concern considerations in accordance with FASB ASC 205-40, “Basis of Presentation — Going Concern,” we have until up to December 25, 2024 to consummate a Business Combination. Although we intend to complete the proposed Business Combination within the Combination Period, there can be no assurance that we will be able to consummate the Business Combination by this time. If the Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. Accordingly, our management has determined that the mandatory liquidation, should the Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern.
Past performance by our management team and their affiliates may not be indicative of future performance of an investment in us or in the future performance of the post-Business Combination entity.
Information regarding performance by, or businesses associated with, our management team or businesses associated with them is presented for informational purposes only. Past performance by our management team, including with respect to each of GTY, dMY I, dMY II, dMY III, dMY IV, dMY VI, and dMY Squared is not a guarantee of success with respect to the Business Combination with RET. You should not rely on the historical record of the performance of our management team or businesses associated with them, including GTY, dMY I, dMY II, dMY III, dMY IV and dMY VI, and dMY Squared as

indicative of our future performance of an investment in Coliseum or Holdco or the returns we will, or are likely to, generate going forward.
Coliseum’s ability to complete the Business Combination with RET may be impacted if the Business Combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”), and ultimately prohibited.
Certain indirect holders of a minority interest in the Founder Shares are non-U.S. persons. We cannot predict at this time whether Coliseum would be considered a “foreign person” under the regulations administered by CFIUS due to such potential ties to non-U.S. persons. As such, the Business Combination with RET, which is a U.S. business, may be subject to CFIUS jurisdiction, the scope of which includes controlling transactions (within the meaning of “control” under the CFIUS regulations) as well as certain non-passive, non-controlling investments in sensitive U.S. businesses meeting certain criteria. Whether CFIUS has jurisdiction to review any controlling or investment transaction depends on, among other factors: the nature and structure of the transaction; whether the target entity or assets constitute a U.S. business; the level of beneficial ownership and voting interests acquired by foreign persons; and the nature of any information, control, access or governance rights that the transaction affords foreign persons. For example, any transaction that could result in foreign “control” (as such term is defined in the CFIUS regulations) of a U.S. business is within CFIUS’s jurisdiction, including such a transaction carried out through a joint venture. In addition, CFIUS has jurisdiction over certain investments that do not result in control of a U.S. business by a foreign person but that afford a foreign person certain access, involvement or governance rights in a Technology, Infrastructure or Data (“TID”) U.S. business. A “TID U.S. business” is a U.S. business that: (1) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies;” (2) owns, operates, manufactures, supplies or services certain “covered investment critical infrastructure;” or (3) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens.
After reviewing RET’s intended business and performing other due diligence as we deemed necessary for the purposes of our determination, Coliseum has determined that RET is not a TID U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business Combination. However, we have not sought or obtained an opinion from any legal counsel on such matters and cannot assure you that the proposed Business Combination will not fall within CFIUS’s jurisdiction. The parties may determine to submit a voluntary filing to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after Closing. CFIUS may decide to delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or recommend that the U.S. president block the Business Combination or order Holdco to divest all or a portion of RET, which may limit the attractiveness of or prevent Coliseum from completing the Business Combination. Further, a failure to notify CFIUS of a transaction where such notification was required or otherwise warranted based on the national security considerations presented by RET may expose the New Sponsor and/or Holdco to legal penalties, costs, and/or other adverse reputational and financial effects, thus potentially diminishing the value of the combined company. In addition, CFIUS is actively pursuing transactions that were not notified to it and may ask questions regarding, or impose restrictions or mitigation on, a business combination post-closing.
Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and Coliseum has limited time to complete the Business Combination. If Coliseum cannot complete the Business Combination within the Combination Period because the review process extends beyond such timeframe or because the Business Combination is ultimately prohibited by CFIUS or another U.S. government entity, Coliseum may be required to liquidate. This will also cause you to lose the investment opportunity in RET and the chance of realizing future gains on your investment through any price appreciation in the combined company.
The SEC has recently issued final rules to regulate special purpose acquisition companies. Certain of the procedures that we, RET, or others may determine to undertake in connection with such rules may increase our costs and the time needed to complete the Business Combination and may constrain the circumstances under which we could complete the Business Combination.
On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”), effective as of July 1, 2024, that formally adopted some of the SEC’s proposed rules for SPACs that were released on March 30, 2022.

The 2024 SPAC Rules, among other items, impose additional disclosure requirements business combination transactions between SPACs such as us and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings; increase the potential liability of certain participants in proposed business combination transactions; and could impact the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The 2024 SPAC Rules may materially adversely affect our business, including our ability to negotiate and complete, and the costs associated with, the Business Combination, and results of operations.
Certain of the procedures that we, RET, or others may determine to undertake in connection with the 2024 SPAC Rules, or pursuant to the SEC’s views expressed in the 2024 SPAC Rules, may increase the costs and time of negotiating and completing the Business Combination, and may make it more difficult to complete the Business Combination.
If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete the Business Combination and instead liquidate Coliseum.
If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:
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restrictions on the nature of our investments; and

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restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:
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registration as an investment company with the SEC;

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adoption of a specific form of corporate structure; and

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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not subject to.

We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we would expect to abandon our efforts to complete the Business Combination and instead may be forced to liquidate. If our circumstances change over time, we will update our disclosure to reflect how such changes impact the risk that we may be considered to be operating as an unregistered investment company.
To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, on June 27, 2023, we instructed the Trustee to liquidate the securities held in the Trust Account and instead hold the funds in the Trust Account in an interest-bearing bank deposit account until the earlier of the consummation of the Business Combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, we will receive minimal interest, on the funds held in the Trust Account, which will reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Coliseum.
In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The SEC recently provided guidance that the determination of whether a special purpose acquisition company, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities and “is a question of facts and circumstances” requiring individualized analysis. When applying these factors to us we do not believe that our principal activities will subject us to the Investment Company Act. To this end, we were formed for the purpose of completing an initial business combination with one or more businesses. Since our inception, our business has been and will continue to be focused on identifying and completing an initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor.
The funds in the Trust Account may only be (i) held uninvested, (ii) held in an interest-bearing bank demand deposit account, or (iii) held in only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of the Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the SPAC Organizational Documents to modify the substance or timing of our obligation to redeem 100% of our Public Shares if we do not complete the Business Combination before the end of the Combination Period; and (iii) absent an initial business combination before the end of the Combination Period, or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares.
To further mitigate the risk of us being deemed to have been operating as an unregistered investment company under the Investment Company Act, on June 27, 2023, we instructed Continental Stock Transfer & Trust Company (the “Trustee”), to liquidate the securities held in the Trust Account and instead hold the funds in the Trust Account in an interest-bearing bank deposit account until the earlier of the consummation of the Business Combination or our winding up. Following such movement of funds, we will receive minimal interest on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any. As a result, the decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing bank deposit account will reduce the dollar amount our Public Shareholders would receive upon any redemption upon completion of the Business Combination or our earlier liquidation.
If we were deemed to be an unregistered investment company and subject to the Investment Company Act, we would need to register as an investment company under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a Business Combination. We also may be forced to abandon our efforts to complete the Business Combination and instead be required to liquidate the Trust Account. If we are unable to complete the Business Combination, our Public Shareholders would not be able to realize the benefits of owning shares in RET, including the potential appreciation in the value of our securities following the Business Combination, and may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders.
The 1% excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following the Business Combination, hinder our ability to consummate the Business Combination, and decrease the amount of funds available for distribution.
On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded

U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”)). The excise tax applies only to stock repurchases occurring in 2023 and beyond. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased by the repurchasing corporation during the same taxable year. The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax.
On December 27, 2022, the U.S. Department of the Treasury published Notice 2023-2, which provided clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax.
As provided in the Business Combination Agreement, the redemption of Public Shares in connection with the Business Combination will take place at a time when we are a Cayman Islands exempted company. Furthermore, on April 12, 2024, the U.S. Department of Treasury published proposed regulations clarifying many aspects of the excise tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in an F reorganization (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders — Consequences of the SPAC Merger to U.S. Holders — F Reorganization” below), the corporation is not treated as a U.S. corporation until the day after the reorganization. Therefore, subject to the timing of the redemption of Public Shares, we believe that the excise tax will not apply given that we will not be a “covered corporation” within the meaning of the Inflation Reduction Act at the time of the redemption of Public Shares. Although these proposed regulations are not final, taxpayers generally may rely on them until final regulations are issued. However, the U.S. Department of Treasury has been given authority to provide proposed and final regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. If our interpretation related to the existing provision of the excise tax is not correct or if future guidance were to treat us as a covered corporation for purposes of the excise tax, then it is possible that the excise tax will apply to any redemptions of the Public Shares after December 31, 2022, including redemptions in connection with the Business Combination or any other initial business combination, unless an exemption is available. Consequently, the value of your investment in our securities may decrease as a result of the excise tax. In the event the excise tax applies, issuances of securities in connection with a PIPE transaction at the time of the Business Combination may reduce the amount of the excise tax in connection with redemptions at such time.
Since the New Sponsor and Coliseum’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with RET is appropriate as our initial business combination.
When you consider the recommendation of the Transaction Committee and the Board in favor of approval of the Business Combination Proposal and Merger Proposal, you should keep in mind that the Previous Sponsor, New Sponsor and Coliseum’s directors and officers have interests in such proposal that are different from, or in addition to, those of unaffiliated Coliseum shareholders. These interests include:
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the continued indemnification of former and current directors and officers of Coliseum and the continuation of directors’ and officers’ liability insurance after the Business Combination;

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the fact that the Previous Sponsor, New Sponsor, and Sponsor Affiliate have each waived their right to redeem any Founder Shares in connection with a shareholder vote to approve a proposed initial business combination;

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the fact that the New Sponsor purchased 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants for an aggregate of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension, and such securities will have a significantly higher value at the time of the Business Combination, estimated at approximately $29.6 million based on the closing price of $11.2 per Class A Ordinary Share and $0.11 per Public Warrant on Nasdaq on November 26, 2024. Coliseum estimates that, at the Closing, Harry You will hold an aggregate of 2,397,377 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock, which if unrestricted and freely tradeable, would be valued at approximately $27.1 million, based on the $11.20 closing price of the Class A Ordinary Shares on November 26, 2024. However, given that such shares of Holdco Class A Common Stock and Holdco Class B Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Coliseum believes such shares have less value;
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the fact that the New Sponsor paid an aggregate of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension for 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants, and each such Private Placement Warrant is exercisable commencing 30 days following the Closing, at an exercise price of $11.50 per share of Holdco Class A Common Stock. Coliseum estimates that, at the Closing, the New Sponsor, which is controlled by Harry You, will hold an aggregate of 2,257,500 Holdco Warrants, which if unrestricted and freely tradeable, would be valued at approximately $248,325, based on the $0.11 closing price of the Coliseum Warrants on November 26, 2024. However, given that Holdco Warrants will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Coliseum believes such warrants have less value;

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the fact that the Previous Sponsor paid approximately $0.006 per share for 3,750,000 Founder Shares and $1.50 per warrant for 3,225,000 Private Placement Warrants, and following the Transfer Transaction the Previous Sponsor retained 1,125,000 Founder Shares and 967,500 Private Placement Warrants. Such securities retained by the Previous Sponsor will have a significantly higher value at the time of the Business Combination, estimated at approximately $12.7 million based on the closing price of $11.20 per Class A Ordinary Share and $0.11 per Public Warrant on Nasdaq on November 26, 2024. Coliseum estimates that, at the Closing, the Previous Sponsor will hold 924,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants, which if unrestricted and freely tradable, would be valued at approximately $10.4 million and $106,425, based on the $11.20 closing price of the Class A Ordinary Shares and $0.11 closing price of the Coliseum Warrants, respectively, on November 26, 2024;

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the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Previous Sponsor, New Sponsor and Sponsor Affiliate are likely to be able to make a substantial profit on their investment in Coliseum even at a time when the Holdco Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and Coliseum liquidates without completing another initial business combination, the Previous Sponsor, New Sponsor and Sponsor Affiliate would lose their entire investment in Coliseum;

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the fact that Harry You was involved in initial efforts to organize RET through, among other things, the payment of approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET (which note has an annual interest rate of 5% and is currently due on demand), and negotiation of certain of RET’s intellectual property license agreements;

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the fact that, after the Business Combination Agreement was signed, on August 23, 2024, Mr. You entered into a subscription agreement to purchase 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock in the aggregate amount of $450,000 and, as a result of the Company Merger, such shares of Company Class A Common Stock will be converted into 197,257 shares of Holdco Class A Common Stock and such shares of Company Class B Common Stock will be converted into 23,483 shares of Holdco Class B Common Stock, based on the Estimated Exchange Ratio;

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the fact that, after the Business Combination Agreement was signed, on August 23, 2024, RET granted to Mr. You options to purchase 1,000 shares of Company Class A Common Stock at an exercise price of $2,955.78 (which the Company determined to be the then current fair market value, based in part on a valuation from an independent third party valuation firm), and that, as a result of the Company Merger and the conversion of Company Options into Holdco Options at the Closing, Mr. You will hold 1,457,621 Holdco Options exercisable to purchase 1,457,621 shares of Holdco

Class A Common Stock at an exercise price of $2.03 per share at the Closing assuming such options are exercised for cash, based on the Estimated Exchange Ratio;
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the fact that, upon liquidation, the New Sponsor and Sponsor Affiliate will lose their entire investment in Coliseum, which totals approximately $2.2 million as of the date of this proxy statement/prospectus, comprising the $1.00 purchase price for 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants, $500,000 of Contributions to Coliseum’s Trust Account in connection with the First Extension and $150,000 of New Contributions to Coliseum’s Trust Account in connection with the Third Extension, and approximately $1.6 million in advances as of the date of this proxy statement/prospectus. The potential loss of this investment may have incentivized New Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

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the fact that, if the Trust Account is liquidated, including in the event Coliseum is unable to complete an initial business combination within the Combination Period, the New Sponsor has agreed that it will be liable to Coliseum if and to the extent any claims by a third party for services rendered or products sold to Coliseum, or a prospective target business with which Coliseum has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case, the net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that Harry You is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors;

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the fact that Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing. As such, in the future, Ms. Truong may receive compensation for her service as an officer of Holdco, which may consist of base salary, cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay its executive officers;

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the fact that the New Sponsor and its affiliates have made an aggregate of $600,000 of Working Capital Loans to Coliseum in connection with the First Extension and Third Extension as of the date of this proxy statement/prospectus, which may be converted into Private Placement Warrants or repaid in cash at the Closing. However, if Coliseum fails to consummate a business combination within the Combination Period, such loans will not convert into warrants and will only be repaid to the extent of any cash outside of the Trust Account. The New Sponsor and its affiliates will not have any claim against the Trust Account for reimbursement such loans;

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the fact that the New Sponsor and its affiliates have made an aggregate of approximately $1.6 million in advances to Coliseum as of the date of this proxy statement/prospectus, which will be repaid in cash at the Closing. Coliseum owes the New Sponsor $170,000 of accrued administrative services fees as of the date of this proxy statement/prospectus. Additionally, Coliseum will pay Harry You an aggregate of $500,000 as reimbursement of out-of-pocket expenses incurred by him related to identifying, investigating, negotiating and completing an initial business combination. However, if Coliseum fails to consummate a business combination within the Combination Period, such persons will not have any claim against the Trust Account for reimbursement. Accordingly, Coliseum may not be able to reimburse these advances and expenses if the Business Combination or another business combination is not completed by such date;

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the fact that each of Coliseum’s directors, other than Harry You, will receive $100,000 in cash as compensation for director services upon the earlier of the Closing or Coliseum’s liquidation. Although such directors are entitled to receive such compensation even if Coliseum does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that Coliseum liquidates, Coliseum may be unable to pay such director fees;
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the fact that, pursuant to the Registration Rights Agreement, the New Sponsor and Sponsor Affiliate will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Class A Common Stock and Holdco Warrants held by such parties following the consummation of the Business Combination. Coliseum estimates that the New Sponsor and Sponsor Affiliate will hold an aggregate of 3,878,481 shares of Holdco Class A Common Stock and 2,257,500 Holdco Warrants subject to registration rights, including shares of Holdco Class A Common Stock underlying Holdco Class B Common Stock, shares issuable upon the exercise of Holdco Options, and after reflecting forfeitures pursuant to the Extension Non-Redemption Agreements;

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the fact that, pursuant to the Registration Rights Agreement, the Previous Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Class A Common Stock and Holdco Warrants held by the Previous Sponsor following the consummation of the Business Combination. Coliseum estimates that the Previous Sponsor will hold an aggregate of 924,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants subject to registration rights, after reflecting forfeitures pursuant to the Extension Non-Redemption Agreements; and

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the fact that the SPAC Organizational Documents contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with Coliseum but were not offered due to a Coliseum director’s duties to another entity. Coliseum does not believe that the waiver of the corporate opportunity doctrine in the SPAC Organizational Documents interfered with its ability to identify an acquisition target.

See “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination.”
In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Coliseum, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Coliseum — Conflicts of Interest.”
We have not adopted a policy that expressly prohibits our directors, executive officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.
The Board formed the Transaction Committee comprised of three independent members of the Board — Roland Rapp, Kenneth Rivers, and Walter Skowronski. The Transaction Committee was aware of the foregoing interests and took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Board’s approval of the Business Combination. The Transaction Committee also engaged Needham to assist Coliseum management with its valuation of the RET business. In addition, Needham provided the Fairness Opinion. The Transaction Committee and the Board also engaged with legal counsel to discuss and consider the legal terms of the Business Combination Agreement and related agreements. The Transaction Committee and the Board also considered certain mitigating factors, including (i) Coliseum’s business combination process, which included a search for and discussions with alternative target businesses, (ii) the formation of the Transaction Committee to review the Business Combination Agreement and related transactions on behalf of the Board, (iii) the recusal of Mr. You from participating in the Board’s approval of the Business Combination, (iv) the fact that the terms of the Business Combination Agreement and the other ancillary agreements are consistent with the then-current market practice for such terms, (v) the anticipated disclosure of potential conflicts of interests in this proxy statement/prospectus, and (vi) and the other factors described in the subsection entitled “The Business Combination — The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination”. In addition, the Transaction Committee considered the valuation of the RET business, which valuation was based on and subject to certain assumptions made, procedures followed, matters considered and limitations and qualifications as more fully described under the section entitled “The Business Combination — Valuation Analysis”. For additional information regarding the Fairness Opinion, see the subsection entitled “The Business Combination — Opinion of Needham & Company, LLC.”
The Transaction Committee and the Board (other than Harry L. You, who recused himself from consideration and approval of the Business Combination) reviewed and considered the foregoing interests during the negotiation of the Business Combination and in evaluating and unanimously approving the Business Combination Agreement and the transactions contemplated therein.
However, the personal and financial interests of the New Sponsor as well as Coliseum’s directors and officers may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Coliseum and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals, and may have influenced their motivation in identifying and selecting RET as a business combination target, completing the Business Combination with RET and influencing the operation of the business following the Business Combination. If our directors’ and officers’ discretion in identifying and selecting RET as a suitable target business has resulted in such a conflict of interest, it might be a breach of their fiduciary duties to us as a matter of Cayman law and we or our shareholders might have a claim against such individuals for infringing on our shareholders’ rights. However, we might not ultimately be successful in any claim we may make against them for such reason. In considering the recommendations of the Board to vote for the proposals, its shareholders should consider these interests.
The Fairness Opinion will not reflect changes in circumstances between the date of such opinion and the Closing of the Business Combination.
On September 17, 2024, Needham delivered its oral opinion, which it subsequently confirmed in writing, to the Transaction Committee that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Consideration to be delivered by Holdco to the equityholders of RET in the Business Combination pursuant to the Business Combination Agreement was fair to the holders of Class A Ordinary Shares (other than the Excluded Holders) from a financial point of view. The Fairness Opinion was based on and subject to the assumptions made and other matters described in the written opinion. Coliseum does not intend to obtain an updated fairness opinion prior to consummation of the Business Combination. Changes in the proposed operations and prospects of RET, general market and economic conditions and other factors that may be beyond the control of Coliseum or RET, and on which the Fairness Opinion was based, may alter the value of Coliseum or RET or the price of Coliseum’s securities by the time the Business Combination is completed. The Fairness Opinion does not speak to any date other than the date of such opinion, and as such, the Fairness Opinion does not address the fairness of the merger consideration, from a financial point of view, at any date after the date of such opinion, including at the time the Business Combination is completed. For a description of the opinion, see “Business Combination Proposal — Opinion of Needham & Company, LLC.” A copy of the Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham, is attached hereto as Annex J.
Our executive officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete the Business Combination.
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and their other businesses. We do not intend to have any full-time employees prior to the completion of the Business Combination. Each of our executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs. Our independent directors also serve as officers and board members for other entities, including dMY Squared. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete the Business Combination.
The exercise of Coliseum’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Coliseum’s shareholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Coliseum to agree to amend the Business Combination Agreement, to consent to certain actions taken by RET or to waive rights that Coliseum is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of RET’s business or a request by RET to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement. In any of such circumstances, it would be at Coliseum’s discretion, acting through the Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he or they may believe is best for Coliseum and its shareholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Coliseum does not believe there will be any changes or waivers that Coliseum’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal and Merger Proposal has been obtained. While certain changes could be made without further shareholder approval, Coliseum will circulate a new or amended proxy statement/prospectus and resolicit Coliseum’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal and Merger Proposal.
If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.
Even if the Business Combination Agreement is approved by Coliseum’s shareholders and the shareholders of RET, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. Coliseum does not control the satisfaction of all of such conditions. For a list of the material closing conditions contained in the Business Combination Agreement, see the section of this proxy statement/prospectus entitled “The Business Combination — Closing Conditions.” Coliseum and RET may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Coliseum and RET to each lose some or all of the intended benefits of the Business Combination.
If Coliseum does not complete the Business Combination, Coliseum could be subject to various risks including negative reactions from the financial markets, including declines in the price of Coliseum Class A Ordinary Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed, and the attention of Coliseum management will have been diverted to the Business Combination with RET rather than the pursuit of other business combination opportunities.
Coliseum will not have any right to make damage claims against RET for the breach of any representation, warranty or covenant made by RET in the Business Combination Agreement.
The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein will not survive the Closing. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Business Combination Agreement after the Closing. As a result, we will have no remedy available to us if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by RET at the time of the Business Combination.
Because Coliseum is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
Because Coliseum is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. federal courts may be limited. Coliseum is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Coliseum’s directors or officers, or enforce judgments obtained in the United States courts against Coliseum’s directors or officers.
Coliseum’s corporate affairs are governed by the SPAC Organizational Documents, the CACI (as the same may be supplemented from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Coliseum under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of Coliseum’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.
Coliseum has been advised by Ogier (Cayman) LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (a) to recognize or enforce against Coliseum judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (b) in original actions brought in the Cayman Islands, to impose liabilities against Coliseum predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Coliseum and RET will incur significant transaction and transition costs in connection with the Business Combination.
Coliseum and RET have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Coliseum and RET may also incur additional costs to retain key employees. Certain transaction costs incurred in connection with the Business Combination Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by Holdco following the Closing.
Subsequent to the consummation of the Business Combination, Holdco may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and its share price, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to RET has identified all material issues or risks associated with RET, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of RET’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on Holdco’s liquidity, the fact that such company reports charges of this nature could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or Holdco. In addition, charges of this nature may cause Holdco to violate net worth or other covenants to which it may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining debt financing to partially finance the Business Combination or thereafter. We have no indemnification rights against RET or Holdco under the Business Combination Agreement.
Accordingly, any shareholders or warrant holders of Coliseum who choose to remain Holdco stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares or warrants. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the Registration Statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
We have had a limited ability to evaluate RET’s management and we cannot assure you that our assessment of its skills, qualifications or abilities will prove to be correct.
Although we have completed an assessment of the capabilities of RET’s management, we cannot assure you that our assessment will prove to be correct, and such management may lack the skills, qualifications or abilities we expect. Should RET’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation contained an actionable material misstatement or material omission.
Following the Business Combination, we may seek to recruit additional personnel to supplement or replace the incumbent management of RET. We cannot assure you that we will have the ability to recruit such persons, or that any person we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of the Board and us to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, the Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,300 and to imprisonment for five years in the Cayman Islands.
The historical financial results of RET and unaudited combined pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Holdco’s actual financial position or results of operations would have been.
The historical financial results of RET included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows that RET would have achieved as a standalone public company during the periods presented or those Holdco will achieve in the future. This is primarily the result of the following factors: (i) Holdco will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) Holdco’s capital structure will be different from that reflected in RET’s historical financial statements. Holdco’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare Holdco’s future results to historical results or to evaluate its relative performance or trends in its business.
Similarly, the unaudited combined pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, Coliseum being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of RET on the Closing Date and the number of Public Shares that are redeemed in connection with the Business Combination. Accordingly, such unaudited combined pro forma financial information may not be indicative of Holdco’s future operating or financial performance and Holdco’s actual financial condition and results of operations may vary materially from Holdco’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See “Unaudited Pro Forma Combined Financial Information.”
The Projections presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or Holdco’s future results.
This proxy statement/prospectus contains Projections prepared by RET. None of the Projections included in this proxy statement/prospectus have been prepared with a view toward public disclosure (other than to certain parties involved in the Business Combination) or toward complying with SEC guidelines or U.S. GAAP. The Projections were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of RET and Coliseum and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of Holdco’s operations following the Business Combination, or could lead to such Projections not being achieved include, but are not limited to: RET’s ability to convert its pipeline into revenue-generating clients, to expand services with its clients and convert clients into higher tier pricing packages, and to successfully implement its planned subscription service; the array growth curve, gauge growth curve, array pricing, gauge pricing, and contract lengths; the recuring nature of software, services and maintenance contracts; the performance of RET’s rain enhancement technology; and the perceived value of RET’s platform relative to its cost. As such, these Projections may be inaccurate and should not be relied upon as an indicator of actual past or future results.
Following the consummation of the Business Combination, Holdco’s only significant asset will be its ownership interest in RET and such ownership may not be sufficient to pay dividends or make distributions or loans to enable Holdco to pay any dividends on Holdco Class A Common Stock or satisfy our other financial obligations.
Following the consummation of the Business Combination, Holdco will have no direct operations and no significant assets other than its ownership of RET. Holdco will depend on RET for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to Holdco Class A Common Stock. The financial condition and operating requirements of RET may limit Holdco’s ability to obtain cash from RET. The earnings from, or other available assets of, RET may not be sufficient to pay dividends or make distributions or loans to enable Holdco to pay any dividends on Holdco Class A Common Stock or satisfy its other financial obligations.
This lack of diversification may subject Holdco to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which Holdco may operate subsequent to the Business Combination.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in Coliseum’s IPO).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (except for our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Coliseum under the circumstances. The underwriter of our Initial Public

Offering as well as our registered independent public accounting firm did not execute agreements with us waiving such claims to the monies held in the Trust Account.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our Business Combination within the required time period, or upon the exercise of a Redemption Right in connection with our Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors.
The New Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share, due to reductions in the value of the trust assets, in each case, the net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account. However, we have not asked our New Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our New Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our New Sponsor’s only assets are our securities. Therefore, we cannot assure you that our New Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
The SPAC Merger may result in adverse tax consequences for holders of Class A Ordinary Shares and Public Warrants.
As discussed in “Material U.S. Federal Income Tax Considerations” below, the SPAC Merger is intended to qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as the SPAC, this result is not entirely clear. If the SPAC Merger fails to qualify a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, a U.S. holder of Class A Ordinary Shares or Public Warrants generally would recognize gain or loss with respect to its Class A Ordinary Shares or Public Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding common stock or warrants of Holdco received in the SPAC Merger and the U.S. holder’s adjusted tax basis in its Class A Ordinary Shares or Public Warrants surrendered in exchange therefor.
Even if the SPAC Merger qualifies as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F), U.S. holders can be subject to the PFIC rules and the rules under Section 367(b) of the Code. Additionally, regardless of the tax-treatment of the SPAC Merger, non-U.S. holders may become subject to withholding tax on any amounts treated as dividends paid on Holdco Common Stock after the SPAC Merger.
For a more complete discussion of the U.S. federal income tax considerations of the SPAC Merger, see the section entitled “Material U.S. Federal Income Tax Considerations.” If you are a U.S. Holder exchanging Class A Ordinary Shares or Public Warrants in the SPAC Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

Stifel, the underwriter of the Coliseum IPO, was to be compensated in part on a deferred basis for already-rendered services in connection with Coliseum’s IPO. However, Stifel agreed to waive such compensation in connection with the Transfer Transaction. Stifel had no role in this Business Combination and does not have any responsibility for this proxy statement/prospectus.
Stifel was the underwriter of the Coliseum IPO. Pursuant to the Underwriting Agreement, Stifel was entitled to deferred compensation in the aggregate amount of $5,625,000 as consideration for services rendered to Coliseum in connection with the IPO, which was to become payable upon consummation of a Business Combination transaction. On June 12, 2023, in connection with the Transfer Transaction, Stifel agreed to waive its entitlement to the payment of the deferred compensation. Accordingly, Stifel will not receive any portion of the $5,625,000 deferred underwriting fee. Stifel was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Stifel and any party with respect to the waiver. There is no dispute among any of the parties to the Business Combination with respect to the services provided by Stifel or Stifel’s waiver of its deferred underwriting fee. Stifel did not participate in any aspect of the Business Combination and Coliseum and the New Sponsor have no other contractual relationship with Stifel, except for the continuing indemnity obligations under the Underwriting Agreement as further described below. Stifel has no responsibility for any of the disclosure in this proxy statement/prospectus. Coliseum Public Shareholders should be aware that Stifel’s waiver of its deferred underwriting fee is unusual and may indicate that Stifel does not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and Coliseum Public Shareholders should not place any reliance on the fact that Stifel was previously involved in Coliseum’s IPO.
In addition, although Stifel waived its entitlement to any deferred underwriting fee payable to it pursuant to the Underwriting Agreement, Coliseum continues to have customary obligations to Stifel under certain provisions of the Underwriting Agreement. These provisions include the relevant clauses of the underwriters’ standard terms and conditions, including Coliseum’s obligation to (i) indemnify and hold harmless each of the underwriters, the directors, officers, employees, affiliates and agents of each underwriter, and each person, if any, who controls any of the underwriters or any affiliate within the meaning of the Securities Act or the Exchange Act, against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other U.S. federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the securities sold in the IPO as originally filed or in any amendment thereof, or in any Preliminary Prospectus, the Prospectus, any Disclosure Package, or any Written Testing-the-Waters Communication, or in any amendment thereof or supplement thereto (each as defined in the Underwriting Agreement), in any communication to the investors by, or with the approval of, Coliseum, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating, preparing to defend, or defending any such loss, claim, damage, liability or action; provided, however, that Coliseum will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to Coliseum by or on behalf of any underwriter through Stifel specifically for inclusion therein.
Further, the Underwriting Agreement contains a contribution provision in the event the indemnification obligations described above are unavailable or otherwise prohibited by law. The contribution obligations of the underwriters under the Underwriting Agreement are limited to the total underwriting discounts and commissions paid, in the aggregate, by Coliseum to the underwriters upon the consummation of Coliseum’s IPO, and the underwriters otherwise have no further contribution liability under the Underwriting Agreement because Stifel waived its rights to any deferred underwriting discounts. Therefore, in contrast to other transactions where the underwriters did not waive rights to fees or deferred underwriting discounts, as the case may be, the potential financial liability of Coliseum with respect to an indemnified loss where such indemnification is otherwise unavailable to the indemnified party may be higher under the respective agreements than it would have been had Stifel not waived its rights to any fees or deferred underwriting discounts.
There is no dispute among Coliseum and Stifel with respect to Stifel’s role as underwriter of Coliseum’s IPO. The services of Stifel as underwriter in the IPO were complete. Stifel had no role in connection with this Business Combination. Accordingly, Coliseum does not believe that the waiver of fees will impact the consummation of the Business Combination, other than by reducing transaction expenses payable at the Closing. Stifel has not been involved in the preparation of any disclosure that is included in this proxy statement/prospectus, or any business analysis underlying such disclosure, and Coliseum Public Shareholders do not have the benefit of any such involvement. Coliseum Public Shareholders should not place any reliance on the fact that Stifel was involved with Coliseum’s IPO.
There are risks to Coliseum Public Shareholders of becoming shareholders of Holdco through the Business Combination rather than acquiring securities of Holdco directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest.
Because there is no independent third-party underwriter involved in the Business Combination or the issuance of securities in connection therewith, investors will not receive the benefit of an outside independent review of Holdco’s, RET’s and Coliseum’s respective finances and operations typically performed in an initial public securities offering. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for material misstatements or omissions in a registration statement filed with the SEC in connection with the public offering. As no such review has been or will be conducted in connection with the Business Combination, Coliseum shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an underwriter in a public securities offering.
In addition, the New Sponsor and Coliseum’s officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of unaffiliated Coliseum shareholders. Such interests may have influenced Coliseum’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “Risk Factors — Since the New Sponsor and Coliseum’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with RET is appropriate as our initial business combination.”
The process of taking a company public by means of a Business Combination with a SPAC is different from taking a company public through an underwritten public offering and may create risks for unaffiliated investors.
An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the Registration Statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the target company’s business, financial condition and results of operations. Going public via a Business Combination with a special purpose acquisition company (“SPAC”) does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.
In addition, going public via a Business Combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the target company is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the Business Combination. The process of establishing the value of a company in a SPAC Business Combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.
If Coliseum’s due diligence investigation or assessment of the capabilities of RET’s management was inadequate, then Coliseum shareholders following the consummation of the Business Combination could lose some or all of their investment.
Even though Coliseum and its legal advisors conducted a due diligence investigation of RET, it cannot be sure that this due diligence uncovered all material issues that may be present in RET and its business and operations, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of RET and its business and operations and outside of its control will not later arise.
During the pendency of the Business Combination, Coliseum will not be able to enter into an agreement with another party because of restrictions in the Business Combination Agreement. If the Business Combination is not completed, those restrictions may make it harder for Coliseum to complete an alternate business combination before its liquidation date.
While the Business Combination Agreement is in effect, neither Coliseum nor RET may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other Business Combination, with any third party, even though any such alternative acquisition could be more favorable to their respective shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult for Coliseum to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.
Coliseum shareholders may not know prior to the redemption deadline or prior to the Extraordinary General Meeting whether Coliseum will have satisfied the Minimum Cash Condition.
If Coliseum receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Coliseum may, at its sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. Coliseum may select which holders to seek such withdrawals of redemption requests from based on any factors Coliseum may deem relevant and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where Coliseum otherwise would not satisfy the Minimum Cash Condition. This process could take a number of days and there may be a period of time after the Extraordinary General Meeting and before the Closing when shareholders do not know how much cash Holdco will have upon the Closing or whether Coliseum has satisfied the Minimum Cash Condition. Accordingly, Public Shareholders may be required to make redemption and voting decisions without knowing whether we will satisfy all of the conditions to Closing.
There is no guarantee that a Public Shareholder’s decision to redeem its Public Shares will put the shareholder in a better future economic position.
Coliseum can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination. Certain events following the consummation of the Business Combination may cause an increase in Coliseum’s share price and may result in a lower value realized now than a stockholder of Coliseum might realize in the future had the stockholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Holdco Class A Common Stock after the consummation of the Business Combination and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
If Public Shareholders fail to properly demand redemption, they will not be entitled to have their Public Shares redeemed for a pro rata portion of the Trust Account.
Public Shareholders may demand that Coliseum redeem their Public Shares for their respective pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable). Public Shareholders who seek to exercise this Redemption Right must (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested and (b) deliver their Public Shares (either physically or electronically through DTC) to Coliseum’s transfer agent two business days prior to the scheduled date of the extraordinary general meeting. Any Public Shareholder who fails to properly deliver their Public Shares will not be entitled to have his or her shares redeemed. See the section of this proxy statement/prospectus entitled “The Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.
If you or a “group” of shareholders are deemed to hold in excess of 15% of the Public Shares sold in the IPO, you will lose the ability to redeem all such shares in excess of 15%.
The SPAC Organizational Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption with respect to more than an aggregate of 15% of the shares sold in the initial public offering, which we refer to as the “Excess Shares,” without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of our shareholders do not agree.
The SPAC Organizational Documents do not provide a specified maximum redemption threshold. The Business Combination Agreement imposes on Coliseum a Minimum Cash Condition of $10 million for the sum of the funds contained in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from any Closing Offering, after giving effect to the exercise of redemption rights and before payment of Transaction Expenses. As a result, we may be able to complete the Business Combination even though a substantial majority of our Public Shareholders do not agree with the transaction and have redeemed their shares. In the event the aggregate redemption price we would be required to pay for all Class A Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy the Minimum Cash Condition exceed the aggregate amount of cash available to us, and if RET does not waive such Minimum Cash Condition, we will not complete the Business Combination or redeem any shares in connection with the Business Combination, all Class A Ordinary Shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination or we may be forced to liquidate.
Coliseum may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into business combination agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Coliseum’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect Coliseum’s and RET’s respective businesses, financial condition and results of operation.
Our completion and consummation of the Business Combination may be materially adversely affected by events that are outside of our control, such as increased geopolitical unrest, pandemic outbreaks (such as COVID-19), and volatility in the debt and equity markets.
We are subject to pandemic, geopolitical and climate risks that are entirely outside of our control. The current war in Ukraine and the war in the Middle East and other potential conflicts, man-made or natural climate or other environmental disasters and the outbreak of new pandemics or the resurgence of old ones could cause disruption to our operations or require us to expend significant capital to avoid such results. Our ability to consummate the Business Combination and the operation of RET and the post-Business Combination entity could be materially and adversely affected by these events, amongst others. For example, geopolitical unrest, including war, terrorist activity and acts of civil or international hostility are increasing. Similarly, other events outside of our control, including natural disasters, climate-related events, pandemics or health crises (such as the COVID-19 pandemic) may arise from time to time. Any such events may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may adversely affect the global economy or capital markets, and the business of RET, Holdco and the post-Business Combination entity could be materially and adversely affected. In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these and other events, including as a result of increased market volatility, decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.
Our directors may decide not to enforce the indemnification obligations of our New Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case, net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, and our New Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our New Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our New Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per share.
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
Coliseum’s officers and directors may negotiate employment and consulting agreements with RET, and the Business Combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is the most advantageous.
Coliseum’s officers and directors may be able to remain with Holdco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements with RET in connection with the Business Combination. Other than the expectation that Harry You will serve as a director of Holdco following the completion of the Business Combination and will be entitled to compensation for his service as a director when and as determined by the Holdco Board, Holdco and RET have no commitments as of the date of this proxy statement/prospectus to enter into employment or consulting agreements with Coliseum’s officers and directors, such negotiations could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the Business Combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, subject to their fiduciary duties under Cayman Islands law.
We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.
Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete the Business Combination. We and our officers have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the Trust Account. As such, no issuance of debt will affect the per share amount available for redemption from the Trust Account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:
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default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

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our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

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our inability to pay dividends on our Class A Ordinary Shares;

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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A Ordinary Shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may be unable to obtain additional financing to complete the Business Combination or to fund the operations and growth of RET, which could compel us to restructure or abandon the Business Combination.
The parties intend to satisfy the Minimum Cash Condition through the retention of Public Shares. However, we may be required to seek additional financing to complete the Business Combination in order to meet the Minimum Cash Condition, to satisfy Nasdaq initial listing requirements, or to ensure that Holdco and RET are sufficiently capitalized to operate their intended business following the Closing. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to complete the Business Combination, we would be compelled to either restructure the transaction or abandon the Business Combination and seek an alternative target business candidate or to liquidate. Further, we may be required to obtain additional financing in connection with the Closing for general corporate purposes, including for maintenance or expansion of operations of RET, the payment of principal or interest due on any indebtedness incurred in completing the Business Combination, or to fund the purchase of other companies. If we are unable to complete the Business Combination, we may be forced to liquidate and our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders. In addition, even if we do not need additional financing to complete the Business Combination, we may require such financing to fund the operations or growth of RET. The failure to secure additional financing could have a material adverse effect on the continued development or growth of RET. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after the Business Combination.
Changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect our business, including our ability complete the Business Combination, and results of operations.
We are and will be subject to laws and regulations, and interpretations and applications of such laws and regulations enacted by national, regional, state and local governments and, potentially, foreign jurisdictions. In particular, we will be required to comply with certain SEC and other legal requirements, our Business Combination may be contingent on our ability to comply with certain laws, regulations, interpretations and applications and any post-Business Combination company may be subject to additional laws, regulations, interpretations and applications. Compliance with, and monitoring of, the foregoing may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time, including as a result of changes in economic, political, social and government policies, and those changes could have a material adverse effect on our business, including our ability to negotiate and complete the Business Combination, and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete the Business Combination, and results of operations.
Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

Risks Relating to the Adjournment Proposal
If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal or Merger Proposal, the Board will not have the ability to adjourn the Extraordinary General Meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.
If, at the Extraordinary General Meeting, the Board determines that it would be in the best interests of Coliseum to adjourn the Extraordinary General Meeting to give Coliseum more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal or Merger Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the Board will seek approval to adjourn the Extraordinary General Meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal or Merger Proposal, the Board will not have the ability to adjourn the Extraordinary General Meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied. In such event, the Business Combination would not be completed.

THE EXTRAORDINARY GENERAL MEETING
Coliseum is furnishing this proxy statement/prospectus to Coliseum’s shareholders as part of the solicitation of proxies by the Board for use at the Extraordinary General Meeting to be held at 9:00 a.m. on December 23, 2024, and at any adjournment thereof. This proxy statement/prospectus provides Coliseum’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Extraordinary General Meeting.
Date, Time and Place
The Extraordinary General Meeting of Coliseum will be held at 9:00 a.m., Eastern Time, on December 23, 2024 at the offices of White & Case LLP, Coliseum’s legal counsel, at 1221 Avenue of the Americas, New York, NY 10020.
Registering for the Extraordinary General Meeting
Any shareholder wishing to attend the meeting should register for the meeting by 5:00 p.m., Eastern Time, on December 16, 2024, by contacting White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020.
Proposals at the Extraordinary General Meeting
At the Extraordinary General Meeting, Coliseum is asking holders of Ordinary Shares to consider and vote upon:
(1)
a proposal to approve the Business Combination described in this proxy statement/prospectus, including the Business Combination Agreement;

(2)
a proposal to approve the Plan of Merger; and

(3)
a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Coliseum is unable to consummate the Business Combination.

How to Vote your Shares
Each Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
Record Holders:   There are two ways that record holders may vote shares at the Extraordinary General Meeting:
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You Can Vote By Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your proxy card will appoint Roland Rapp as your proxy to vote your shares in his discretion. Roland Rapp intends to vote all proxies “FOR” the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted.

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You Can Attend the Extraordinary General Meeting and Vote in Person. You may attend the Extraordinary General Meeting and vote in person using the ballot provided to you at the Extraordinary General Meeting.

Beneficial owners of shares held in street name may instruct their bank, broker, or other nominee how to vote their shares. Beneficial owners should refer to the materials provided to them by their bank, broker, or other nominee for information on communicating these voting instructions. Beneficial owners may not vote their shares in person at the Extraordinary General Meeting unless they obtain a legal proxy from the shareholder of record, present it to the inspector of election at the Extraordinary General Meeting, and produce valid identification. Beneficial owners should contact their bank, broker, or other nominee for instructions regarding obtaining a legal proxy.
Recommendation of the Transaction Committee and the Board
The Transaction Committee, with the advice and assistance of legal counsel and an independent financial advisor engaged by the Transaction Committee, evaluated the terms of the Business Combination Agreement and the transactions contemplated thereby. The Transaction Committee was actively engaged in the process on a continuous and regular basis.
After careful consideration, the Transaction Committee unanimously (i) determined that the terms and conditions of the Business Combination Agreement and the Business Combination were fair, advisable, and in the best interests of Coliseum and its shareholders and (ii) resolved to recommend that the Board approve the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “The Extraordinary General Meeting — Recommendation of the Board” for more information.
On the same day, the Board (other than Harry You, who recused himself from consideration and approval of the Business Combination), after careful consideration and based in part on the unanimous recommendation of the Transaction Committee, determined that the Business Combination is fair, advisable, and in the best interests of Coliseum and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby.
The Board believes that each of the Business Combination Proposal, the Merger Proposal and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of Coliseum and its shareholders and recommends that Coliseum Shareholders vote “FOR” each proposal being submitted to a vote of the Coliseum Shareholders at the Extraordinary General Meeting.
For a more complete description of the Transaction Committee and Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Transaction Committee and the Board, see the subsection entitled “The Business Combination — The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination”.
When you consider the unanimous recommendation of the Transaction Committee and the Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as shareholders, the New Sponsor and Coliseum’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Coliseum shareholders. Please see the subsection entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination”.
Voting Power; Abstentions and Broker Non-Votes; Record Date
With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”
If a shareholder fails to return a proxy card, and does not attend the Extraordinary General Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement.
Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.
Coliseum has fixed the close of business on November 26, 2024, as the “Record Date” for determining Coliseum shareholders entitled to notice of and to attend and vote at the Extraordinary General Meeting. As of the close of business on the Record Date, there were 5,537,112 Ordinary Shares of Coliseum outstanding and entitled to vote. Each share is entitled to one vote at the Extraordinary General Meeting.

As of the Record Date, Previous Sponsor, New Sponsor and Sponsor Affiliate held of record and were entitled to vote an aggregate of 3,750,000 Founder Shares. The Founder Shares currently constitute approximately 67.7% of the outstanding Ordinary Shares. The Previous Sponsor, New Sponsor and Sponsor Affiliate have agreed to vote any Founder Shares held by them as of the Record Date in favor of the Business Combination. Accordingly, the Previous Sponsor, New Sponsor and Sponsor Affiliate will be able to approve each of the Business Combination Proposal, the Merger Proposal, and the Adjournment Proposal even if all other outstanding shares are voted against such proposal. However, to the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.
Quorum and Required Vote
The presence, in person or by proxy, of the holders of a majority of the issued and outstanding Ordinary Shares entitled to vote constitutes a quorum at the Extraordinary General Meeting.
Approval of the Business Combination Proposal requires the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class.
Approval of the Merger Proposal requires a special resolution, being the affirmative vote of at least two-thirds of the holders of Class A Ordinary Shares and Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. As the SPAC Organizational Documents require resolutions put to the vote of a meeting to be decided by poll, in accordance with section 60(4) of the CACI, regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass the Merger Proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class.
The Business Combination was not structured to require the approval of at least a majority of Coliseum’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.
Proxy Solicitation
Revoking Your Proxy
If you are a shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
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you may send another proxy card with a later date;

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you may notify Coliseum’s Chief Executive Officer in writing before the Extraordinary General Meeting that you have revoked your proxy; or

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you may attend the meeting, revoke your proxy and vote as indicated above.

Proxy Solicitation Costs
Coliseum is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone, on the internet or in person. Coliseum and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Coliseum will bear the cost of the solicitation.
Coliseum has hired Sodali to assist in the proxy solicitation process. Coliseum has agreed to pay Sodali a fee of $12,500.

Coliseum will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Coliseum will reimburse them for their reasonable expenses.
Redemption Rights
Any holder of Public Shares as of the Record Date may demand that Coliseum redeem such Public Shares for a full pro rata portion of the Trust Account (including interest earned on funds in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable) (which, for illustrative purposes, was $11.22 per Public Share as of September 30, 2024), calculated as of two business days prior to the consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Holdco is consummated, Coliseum will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account, and the holder will no longer own these Public Shares following the Business Combination.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.
Unlike other special purpose acquisition companies, the SPAC Organizational Documents do not prohibit Coliseum from redeeming Public Shares if such redemption would cause Coliseum’s net tangible assets to be less than $5,000,001 following such redemption, provided that Coliseum is not immediately prior to Closing, and Holdco is not upon the Closing, a “penny stock” issuer. Accordingly, if redemptions in connection with the Business Combination would cause Holdco’s net tangible assets to be less than $5,000,001 after consummation of the Business Combination and Coliseum and Holdco do not meet another exemption from the “penny stock” rule (such as the Holdco Class A Common Stock being listed on Nasdaq, or the price of the Holdco Class A Common Stock exceeding $5.00), then Coliseum may be prohibited from consummating the Business Combination. See “Risk Factors — The SPAC Organizational Documents prohibit Coliseum from consummating the Business Combination if Coliseum immediately prior to Closing or Holdco upon the Closing would be a “penny stock” issuer.”
The Previous Sponsor, New Sponsor and Sponsor Affiliate will not have redemption rights with respect to any Founder Shares owned by them, directly or indirectly, in connection with the Business Combination.
Holders of Public Shares or Units who wish to exercise their redemption rights must, (i) if they hold their Public Shares through Units, elect to separate their Units into the underlying Public Shares and Warrants and (ii) prior to 5:00 p.m., Eastern Time, on December 19, 2024 (two business days prior to the scheduled vote at the Extraordinary General Meeting), (a) submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Coliseum redeem all or a portion of their Public Shares for cash and (b) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian) system.
If the shareholder holds his, her or its Public Shares in “street name,” they will have to coordinate with their broker to have their Public Shares certificated or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the Public Shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to shareholders for the return of their Public Shares.
Any request to redeem such Public Shares, once made, may be withdrawn at any time up to the deadline for submitting redemption requests and thereafter, with Coliseum’s consent, until the Closing. A shareholder that has delivered his, her or its Public Shares to the Transfer Agent in connection with a redemption request who subsequently decides not to exercise redemption rights may withdraw the redemption request any time prior to the deadline for submitting redemption requests and thereafter, with Coliseum’s consent, until the Closing, by contacting the Transfer Agent and requesting that it return the Public Shares (physically or electronically) to such shareholder.
If the Business Combination is not approved or completed for any reason, then shareholders who elected to exercise their redemption rights will not be entitled to redeem their Public Shares for a pro rata portion of the Trust Account. In such case, Coliseum will promptly return any Public Shares delivered by such holders.
The closing price of the Class A Ordinary Shares on November 26, 2024, the Record Date, was $11.20. The cash held in the Trust Account on such date was approximately $20.3 million ($11.36 per Public Share). Prior to exercising redemption rights, shareholders should verify the market price of the Class A Ordinary Shares as they may receive higher proceeds from the sale of their Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per Class A Ordinary Share is higher than the Redemption Price. Coliseum cannot assure its shareholders that they will be able to sell their Class A Ordinary Shares in the open market, even if the market price per Class A Ordinary Share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Class A Ordinary Shares. For information on the impact of redemptions on the per-share value of the Public Shares owned by non-redeeming shareholders, see the “Per Share Value” table within the question and answer entitled “What equity stake will current Coliseum shareholders and RET shareholders hold in Holdco immediately after the Closing?”.
If a holder of Public Shares exercises his, her or its redemption rights, then he, he or it will be exchanging its Public Shares for cash and will no longer own those Public Shares. A redeeming shareholder will be entitled to receive cash for these Public Shares only if, prior to the deadline for submitting redemption requests, he, she or it (i) properly demands redemption and (ii) delivers his, her or its Public Shares (either physically or electronically) to the Transfer Agent, and the Business Combination is consummated.
See “Questions and Answers about the Business Combination — Do I have redemption rights?, — Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?,  — How do I exercise my redemption rights?, — If I am a holder of Units, can I exercise redemption rights with respect to my Units?, and —  If I am a holder of Public Warrants, can I exercise redemption rights with respect to my Public Warrants?” for additional information on the exercise of redemption rights.
Previous Exercises of Redemption Rights
Further, pursuant to the SPAC Organizational Documents, Public Shareholders are entitled to request that Coliseum redeem all or a portion of his, her or its Public Shares for cash in connection with a proposal to amend the SPAC Organization Documents to extend the time period Coliseum has to complete a business combination or any other amendment that would affect the substance or timing of Coliseum’s obligation to redeem Public Shares. Coliseum has amended the SPAC Organization Documents on three occasions to extend the time it has to complete a business combination. The table below summarizes redemptions in connection with such amendments.
Amendment Date	Public Shares Redeemed	Public Shares Outstanding Following Redemptions	Approximate Amount in Trust Account Following Redemptions
June 22, 2023(1)	9,121,799	5,878,201	$61.28 million
November 27, 2023	3,001,840	2,876,361	$30.79 million
September 24, 2024(2)	1,089,249	1,787,112	$19.99 million

(1)
In connection with the First Extension, the New Sponsor was required to make Contributions of $100,000 to the Trust Account in connection with every month of the First Extension elected by the Board. The New Sponsor made five such Contributions, for a total of $500,000, through drawdowns of the Convertible Note.

(2)
In connection with the Third Extension, the New Sponsor is required to make New Contributions of $50,000 to the Trust Account in connection with every month of the Third Extension elected by the Board. As of the date of this proxy statement/prospectus, the New Sponsor has made three such New Contributions for a total of $150,000, through drawdowns of the Convertible Note.

Appraisal Rights
In respect of the special resolution to approve the Merger Proposal, under section 238 of the CACI, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The CACI prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares.
Holders of Coliseum Ordinary Shares wishing to exercise such dissenters’ rights and make a demand for payment of the “fair value” for their Coliseum Ordinary Shares must give written notice of their objection to the SPAC Merger to Coliseum prior to the Extraordinary General Meeting, or at the Extraordinary General Meeting but before the vote on the Merger Proposal and follow the procedures set out in Section 238 of the CACI.
Coliseum shareholders should, however, take note of the following:
(a)
a holder of Coliseum Ordinary Shares who dissents must elect to dissent in respect of all of their Coliseum Ordinary Shares; and

(b)
these appraisal rights may subsequently be lost and extinguished, including where the parties determine to delay the consummation of the SPAC Merger in order to invoke the limitation on rights of dissenters under section 239(1) of the CACI, in which event any Coliseum shareholder who has sought to exercise dissent rights would receive the merger consideration comprising Holdco Common Stock in accordance with the terms of the Business Combination Agreement.

The Board is of the view that the “fair value” of the Coliseum Ordinary Shares for the purposes of these appraisal rights will be equal to the Redemption Price and, accordingly, any holder of Coliseum Ordinary Shares who wishes to dissent from the Business Combination should exercise their redemption rights rather than any appraisal rights.
See the section entitled “Appraisal Rights and Dissenters’ Rights” for more information.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
Coliseum is asking its shareholders to approve by ordinary resolution the adoption and approval of the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides that, among other things: (i) on the day immediately prior to the Closing Date, Coliseum will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving company of such SPAC Merger, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into RET, with RET as the surviving entity of such Company Merger so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco, all as described in more detail in this proxy statement/prospectus.
Upon the completion of the Business Combination, Coliseum shareholders will become Holdco stockholders and Coliseum Warrant holders will hold Holdco Warrants exercisable for Holdco Class A Common Stock. The rights of Holdco stockholders will be governed by the organizational documents of Holdco. The rights associated with Coliseum Ordinary Shares and Coliseum Warrants are different from the rights associated with Holdco Common Shares and Holdco Warrants. Please see “Comparison Corporate Governance and Shareholder Rights.”
Coliseum shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. Please see the section entitled “The Business Combination” for additional information about the Business Combination and a summary of certain terms of the Business Combination Agreement and related agreements. You are urged to read carefully the Business Combination Agreement in its entirety before voting on the Business Combination Proposal.
Required Vote
The Closing is conditioned on approval of the Business Combination Proposal. Additionally, each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. If any one of these proposals is not approved by Coliseum shareholders, the Business Combination shall not be consummated.
Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote on such matter, voting as a single class. Failure to vote by proxy or to vote in person at the Extraordinary General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.
As of the Record Date, the Previous Sponsor, New Sponsor, Sponsor Affiliate, directors and officers have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the Business Combination.
The Previous Sponsor and Sponsor Affiliate collectively own 3,749,999 Class A Ordinary Shares and the sole outstanding Class B Ordinary Share. As a result, as of the date of this proxy statement/prospectus, they own approximately 67.7% of the issued and outstanding Ordinary Shares. Accordingly, the Previous Sponsor and Sponsor Affiliate will be able to approve the Business Combination Proposal even if all other outstanding shares are voted against such proposal.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that Coliseum’s entry into the Business Combination Agreement, pursuant to which, among other things, the SPAC Merger and the Company Merger will occur, so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco, in accordance with the terms and subject to the conditions of the Business Combination Agreement, be approved, ratified, and confirmed in all respects.”

Recommendation of the Board
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of Coliseum’s New Sponsor, directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Coliseum and its unaffiliated shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — MERGER PROPOSAL
Coliseum is asking its shareholders to approve by special resolution the adoption and approval of the Plan of Merger, a copy of which is attached to this proxy statement/prospectus as Annex H.
Coliseum shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the SPAC Merger. Please see the section entitled “The Business Combination” for additional information about the SPAC Merger and Business Combination and a summary of certain terms of the Business Combination Agreement and related agreements. You are urged to read carefully the Business Combination Agreement in its entirety before voting on the Merger Proposal.
Vote Required for Approval
The Closing is conditioned on approval of the Merger Proposal. Additionally, each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. If any one of these proposals is not approved by Coliseum shareholders, the Business Combination will not be consummated.
The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the holders of Coliseum Ordinary Shares, who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting and otherwise will have no effect on the Merger Proposal because the Merger Proposal requires the affirmative vote of at least two-thirds (2/3) of the holders of the Coliseum Ordinary Shares and an abstention and broker non-vote is not a vote cast. As the SPAC Organizational Documents require resolutions put to the vote of a meeting to be decided by poll, in accordance with section 60(4) of the CACI, regard shall be had to the number of votes to which each member is entitled to cast when computing whether the requisite approval threshold has been obtained to pass the Merger Proposal.
As of the Record Date, the Previous Sponsor, New Sponsor, Sponsor Affiliate, directors and officers have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the Business Combination.
The Previous Sponsor and Sponsor Affiliate collectively own 3,749,999 Class A Ordinary Shares and the sole outstanding Class B Ordinary Share. As a result, as of the date of this proxy statement/prospectus, the Previous Sponsor and Sponsor Affiliate own approximately 67.7% of the issued and outstanding Ordinary Shares. Accordingly, the Previous Sponsor and Sponsor Affiliate will be able to approve the Merger Proposal even if all other outstanding shares are voted against such proposal. However, to the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.
Full Text of Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that the SPAC Merger and the Plan of Merger, a copy of which is attached to the proxy statement/prospectus as Annex H, and any and all transactions provided for in the Plan of Merger, including, without limitation, the SPAC Merger, be approved and authorized in all respects.”
Recommendation of the Board
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of Coliseum’s New Sponsor, directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Coliseum and its unaffiliated shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL
The Adjournment Proposal allows the Board to submit a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more of the proposals at the Extraordinary General Meeting, or if Coliseum determines that additional time is needed in order to continue to attempt to satisfy the conditions to consummation of the Business Combination. In no event will Coliseum solicit proxies to adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the SPAC Organizational Documents.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the Extraordinary General Meeting and is not approved by Coliseum’s shareholders, the Board may not be able to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or Merger Proposal. In such events, the Business Combination would not be completed.
Required Vote
Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of the votes cast by holders of Class A Ordinary Shares and Class B Ordinary Shares present in person or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class. Failure to vote by proxy or to vote in person at the Extraordinary General Meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.
The Adjournment Proposal is not conditioned upon any other proposal. The Previous Sponsor and Sponsor Affiliate collectively own 3,749,999 Class A Ordinary Shares and the sole outstanding Class B Ordinary Share. As a result, as of the date of this proxy statement/prospectus, the Previous Sponsor and Sponsor Affiliate own approximately 67.7% of the issued and outstanding Ordinary Shares. Accordingly, the Previous Sponsor and Sponsor Affiliate will be able to approve the Adjournment Proposal even if all other outstanding shares are voted against such proposal.
Full Text of Resolution
“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Extraordinary General Meeting, or if Coliseum determines that additional time is needed in order to continue to attempt to satisfy the conditions to consummation of the Business Combination, be approved.”
Recommendation of the Board
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of Coliseum’s New Sponsor, directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Coliseum and its unaffiliated shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION
The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Business Combination Agreement is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus. All shareholders are encouraged to read the Business Combination Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination. In particular, the assertions embodied in representations and warranties by the parties contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also qualified or modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Coliseum, RET and Holdco do not believe that these schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Coliseum, RET, Holdco or any other matter.
General
Structure of the Business Combination
Pursuant to the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (i) on the day immediately prior to the Closing Date, Coliseum will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving company of such SPAC Merger, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into RET, with RET as the surviving entity of such Company Merger so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco.
The Business Combination ascribes a $45 million enterprise value to RET and is structured as follows:
(a)
On August 23, 2024, RET effected the Pre-Closing Recapitalization, which resulted in RET having three classes of capital stock, the Company Preferred Stock, the Company Class A Common Stock (with one vote per share each), and the Company Class B Common Stock (with fifteen votes per share each and which will be solely held by the RET Founders or their affiliates).

(b)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, pursuant to the SPAC Organizational Documents, the Public Shares which have been validly redeemed by a Public Shareholder, and not withdrawn, pursuant to the procedures described in this proxy statement/prospectus, will be redeemed for an amount of cash then on deposit in the Trust Account, calculated as of two business days prior to the Closing (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable), divided by the number of issued and outstanding Public Shares.

(c)
Prior to the Closing Date, and prior to the effective time of the SPAC Merger, Holdco will adopt and file with the Secretary of the Commonwealth of Massachusetts the Holdco A&R Articles and will adopt the Holdco A&R Bylaws, which together will govern the rights, privileges, and preferences of the holders of Holdco securities after the Closing. The Holdco A&R Articles will, among other things, implement the Dual Class Structure. The forms of Holdco A&R Articles and Holdco A&R Bylaws are attached to this proxy statement/ prospectus as Annex F and Annex G, respectively.

(d)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, the SPAC Class B Conversion will occur.

(e)
On the day immediately prior to the Closing Date, following the SPAC Class B Conversion and prior to the effective time of the SPAC Merger, pursuant to Extension Non-Redemption Agreements and the Sponsor Support Agreement, the Previous Sponsor and Sponsor Affiliate will forfeit and surrender for no consideration an aggregate of 606,971 Forfeited Shares, and Coliseum will issue a number of newly-issued Class A Ordinary Shares to the Extension Non-Redeeming Shareholders equal to such Forfeited Shares.

(f)
On the day immediately prior to the Closing Date, by virtue of the SPAC Merger and without any action on the part of the shareholders of Coliseum, (i) immediately prior to the effective time of the SPAC Merger, each Unit will be automatically separated into its component parts and the holder of each Unit will be deemed to hold one Class A Ordinary Share and one-third of one Warrant (provided that no fractional Warrants will be issued upon the separation of the Units and only whole Warrants will be assumed by Holdco and become Holdco Warrants), (ii) at the effective time of the SPAC Merger, each Class A Ordinary Share issued and outstanding immediately prior to the effective time of the SPAC Merger (including the Class A Ordinary Shares issued upon the separation of Units and SPAC Class B Conversion, but not including any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised redemption rights under the SPAC Organizational Documents, any Class A Ordinary Shares held in the treasury of Coliseum or any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised dissenters rights pursuant to the CACI) will be automatically converted into the right to receive one share of Holdco Class A Common Stock, and (iii) at the effective time of the SPAC Merger, each whole Warrant issued and outstanding immediately prior to the effective time of the SPAC Merger will be assumed by Holdco and will be exercisable for shares of Holdco Class A Common Stock in lieu of Class A Ordinary Shares.

(g)
At the effective time of the SPAC Merger, Merger Sub 1 will be renamed “Rainwater Acquisition Corp.”, its organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who are officers and directors of Holdco following the Closing.

(h)
On the Closing Date, by virtue of the Company Merger and without any action on the part of the holders of any shares of the capital stock of RET, (i) each outstanding share of Company Preferred Stock will be converted pursuant to its terms into shares of Class A Common Stock, (ii) each share of Company Class A Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (including the shares of Company Class A Common Stock issued upon the conversion of the Company Preferred Stock, but not including any shares of Company Class A Common Stock held in the treasury of RET and any shares of Company Class A Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class A Common Stock equal to the Exchange Ratio and (ii) each share of Company Class B Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (other than any shares of Company Class B Common Stock held in the treasury of RET and any shares of Company Class B Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class B Common Stock equal to the Exchange Ratio. The “Exchange Ratio” will be equal to the quotient of (A) (i) $45,000,000 plus the amount of any Closing Offering with one or more bona fide third parties (which expressly excludes the RET Founders or their affiliates) which is structured as an investment directly into RET and is consummated and funded prior to the effectiveness of this Registration Statement divided by (ii) the Redemption Price, divided by (B) the total fully-diluted shares of Company Common Stock, assuming net exercise of outstanding Company Options and conversion of all outstanding convertible securities. The Redemption Price is estimated to be $11.22 as of September 30, 2024. Accordingly, assuming (x) there is no Closing Offering with bona fide third parties funded prior to the effectiveness of this Registration Statement, (y) there are 1,232 shares of Company Preferred

Stock, 250 shares of Company Class A Common Stock, 40 shares of Company Class B Common Stock, and 1,500 Company Options outstanding on the Closing Date, which is the number of shares outstanding as of the date of this proxy statement/prospectus, and (z) the Redemption Price is $11.22, which is the estimated Redemption Price as of September 30, 2024, the Estimated Exchange Ratio is approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock on an as-converted basis.
(i)
At the effective time of the Company Merger, each Company Option will be converted into the right to receive one Holdco Option on the same terms and conditions as are in effect with respect to such Company Option immediately prior to the effective time of the Company Merger (including with respect to vesting and termination-related provisions), except that (A) such Holdco Option will relate to such number of shares of Holdco Class A Common Stock (rounded down to the nearest whole share of Holdco Class A Common Stock) as is equal to (x) the number of shares of Company Class A Common Stock subject to such Company Option multiplied by (y) the Exchange Ratio, and (B) the exercise price per share of such Holdco Option will be equal to the quotient of (x) the exercise price per share of such Company Option in effect immediately prior to the Company Merger Effective Time divided by (y) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).

(j)
At the effective time of the Company Merger, RET’s organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who were officers and directors of RET immediately prior to the Closing.

As noted above, Holdco will adopt a Dual Class Structure. At the effective time of the Company Merger, the Holdco A&R Articles will authorize two classes of Holdco Common Stock: Holdco Class A Common Stock and Holdco Class B Common Stock. Holdco Class A Common Stock will entitle the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock will be entitled to vote, and Holdco Class B Common Stock will entitle the holders thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote. Based on the 6,801,980 shares of Holdco Class A Common Stock and 58,707 shares of Holdco Class B Common Stock expected to be outstanding immediately following the Closing (assuming the Maximum Redemptions Scenario and assuming no Closing Offering or other financing), the holders of Holdco Class A Common Stock are expected to have 6,801,980 votes in the aggregate and the holders of Holdco Class B Common Stock are expected to have 880,605 votes in the aggregate, respectively, on all matters submitted to the holders of shares of Holdco Common Stock for a vote. The Holdco Class B Common Stock will initially be exclusively held by the RET Founders. Accordingly, the Dual Class Structure will moderately increase the voting power of the RET Founders. If additional shares of Holdco Class B Common Stock are issued after the Closing, the effect of the Dual Class Structure on the concentration of voting control may increase. If additional shares of Holdco Class B Common Stock are issued after the Closing, the effect of the Dual Class Structure on the concentration of voting control may increase. Additionally, for so long as the RET Founders hold at least 20% of the number of shares of Holdco Class B Common Stock collectively held by them as of the Closing, the RET Founders will have rights that are different from unaffiliated shareholders, including the right to fill vacancies on the Holdco Board, to call special meetings of shareholders, and the Holdco A&R Articles will permit action by written consent of the shareholders and will require that amendments to the Holdco A&R Articles be approved by a majority of the shares of Holdco Common Stock entitled to vote in lieu of two-thirds of the shares of Holdco Common Stock entitled to vote on the matter. Future transfers by holders of Holdco Class B Common Stock will generally result in those shares converting to Holdco Class A Common Stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. See “Risk Factors — The RET Founders will have substantial control over Holdco after the Business Combination, which could limit other shareholders’ ability to influence corporate matters and could delay or prevent a change in corporate control” and “Risk Factors — The Dual Class Structure may have the effect of concentrating voting control with the holders of Holdco Class B Common Stock.”
The Dual Class Structure will terminate on the date that is five years after completion of the Business Combination, or earlier (i) at the option of the holder at any time, (ii) automatically on the date on which the RET Founders or their Permitted Transferees (as defined in the Holdco A&R Articles) collectively own twenty percent (20%) or less of the number of shares of Holdco Class B Common Stock collectively held by such persons or their Permitted Transferees immediately after the completion of the Business Combination, (iii) automatically upon the occurrence of a transfer of Holdco Class B Common Stock that is not a Permitted Transfer, and (iv) automatically on the date specified by the affirmative vote of the holders of Holdco Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the Holdco Class B Common Stock. The Holdco Class A Common Stock and the Holdco Class B Common Stock have identical economic rights, including dividend and liquidation rights. For more information, see “Description of Holdco’s Securities — Authorized Share Capital.”
Structure Diagram
The following diagrams illustrate the Business Combination transaction steps.
Pre-Transaction Structure — Coliseum
Pre-Transaction Structure — RET

SPAC Merger
Post-SPAC Merger

Company Merger
The following diagram illustrates the ownership structure of Holdco immediately following the Closing. The equity interests shown in the diagram are based on the following assumptions: (i) the Maximum Redemptions Scenario; (ii) none of the parties set forth in the chart below purchases Class A Ordinary Shares in the open market; and (iii) there are no other issuances of equity interests of Coliseum or Holdco or their subsidiaries prior to or in connection with the Closing. The percentages set forth below also do not take into account the Holdco Warrants that may be exercised commencing 30 days after the Closing or the Holdco Options that may be exercised after the Closing. Certain amounts that appear in this section may not sum due to rounding.

Post-Company Merger

(1)
Assumes that 895,846 Public Shares are redeemed for an aggregate payment of approximately $10.0 million at an assumed redemption price of approximately $11.22 per share, representing the Maximum Redemptions Scenario. Includes shares of Holdco Common Stock issuable to the Extension Non-redeeming Holders pursuant to the Extension Non-Redemption Agreements and assumes that Meteora will hold at least 100,000 Public Shares through the redemption deadline for the Business Combination in order to receive a $1.1 million cash payment of its Deferred Consulting Fee. Excludes shares issuable upon the exercise of 5,000,000 Public Warrants.

(2)
Represents shares of Holdco Common Stock expected to be held by RET shareholders, including Paul Dacier and Niccolo de Masi. Does not include shares expected to be held by Harry You, which are presented under the heading “Sponsors and Others”. Excludes shares issuable upon the exercise of Holdco Options.

(3)
Represents shares of Holdco Common Stock expected to be held by the New Sponsor, Sponsor Affiliate, and Previous Sponsor. Includes (i) 2,397,377 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock expected to be held by Harry You, following the forfeiture of the Forfeited Shares, and (ii) 942,909 shares of Holdco Class A Common Stock expected to be held by the Previous Sponsor, following the forfeiture of the Forfeited Shares. Excludes shares issuable upon the exercise of 3,225,000 Private Placement Warrants and shares issuable upon the exercise of Holdco Options.

Equity Ownership Upon Closing
The following table illustrates estimated ownership levels in Holdco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders, excluding the dilutive effect of Public Warrants, Private Placement Warrants, and Holdco Options. Such table also assumes there is no Closing Offering or other financing.
	No Additional Redemptions Scenario				25% Redemptions Scenario				Maximum Redemptions Scenario
Shareholder	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)
Paul Dacier(2)	1,869,760	18,786	24.3%	25.1%	1,869,760	18,786	25.8%	26.5%	1,869,760	18,786	27.5%	28.0%
Niccolo de Masi(3)	93,697	16,438	1.4%	4.0%	93,697	16,438	1.5%	4.2%	93,697	16,438	1.6%	4.4%
Harry You(4)	2,397,377	23,483	31.2%	32.1%	2,397,377	23,483	33.1%	33.8%	2,397,377	23,483	35.3%	35.8%
SPAC Public Shareholders(5)(8)	1,787,112	—	23.0%	20.8%	1,340,334	—	18.3%	16.5%	891,266	—	13.0%	11.6%
Previous Sponsor(6)	942,909	—	12.2%	11.0%	942,909	—	12.9%	11.6%	942,909	—	13.7%	12.3%
Extension Non-Redeeming Holders(7)	606,971	—	7.8%	7.1%	606,971	—	8.3%	7.5%	606,971	—	8.8%	7.9%
TOTAL	7,697,826	58,707	100.0%	100.0%	7,251,048	58,707	100.0%	100.0%	6,801,980	58,707	100.0%	100.0%

(1)
Each share of Holdco Class A Common Stock will entitle the holder thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and each share of Holdco Class B Common Stock will entitle the holder thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote.

(2)
As of immediately prior to the Closing, Mr. Dacier holds 1,232 shares of Company Preferred Stock, 51 shares of Company Class A Common Stock, and 13 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock.

(3)
As of immediately prior to the Closing, Mr. de Masi holds 64 shares of Company Class A Common Stock and 11 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 93,697 shares of Holdco Class A Common Stock and 16,438 shares of Holdco Class B Common Stock. Excludes shares of Holdco Class A Common Stock issuable upon the exercise of 728,810 Holdco Options held by Mr. de Masi after the Closing.

(4)
As of immediately prior to the Closing, Mr. You holds (i) 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, which shares will be exchanged in the Company Merger for an aggregate of 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock and (ii) 2,200,120 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 2,200,120 shares of Holdco Class A Common Stock. Excludes 424,880 Forfeited Shares pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement. Excludes shares issuable upon the exercise of 2,257,500 Private Placement Warrants held by the New Sponsor, which entity is wholly-owned by Harry You, shares issuable upon the potential conversion of $650,000 of outstanding Working Capital Loans into warrants and upon the exercise of such warrants, and shares issuable upon the exercise of 1,457,621 Holdco Options held by Mr. You after the Closing.

(5)
Excludes shares issuable upon the exercise of 5,000,000 Public Warrants.

(6)
As of immediately prior to the Closing, the Previous Sponsor holds 942,909 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 942,909 shares of Holdco Class A Common Stock. Excludes 182,091 Forfeited Shares pursuant to the terms of the Sponsor Support Agreement. Excludes shares issuable upon the exercise of 967,600 Private Placement Warrants.

(7)
Represents shares issuable pursuant to the Extension Non-Redemption Agreements.

(8)
On November 22, 2023, Coliseum engaged Meteora, who also holds Public Shares, to provide Coliseum with consulting, advisory and related services with respect to the November 2023 extension. In exchange, Coliseum agreed to pay Meteora a total of $250,000 as an upfront cash payment and a Deferred Consulting Fee payable at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora’s Deferred Consulting Fee will be satisfied by the issuance of 100,000 Founder Shares at the time of Closing in lieu of the cash payment. Coliseum assumes that Meteora will hold at least 100,000 Public Shares through the consummation of the Business Combination in order to receive the Deferred Consulting Fee in cash, and that Meteora will therefore be paid approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.

Share ownership presented in the table above is only presented for illustrative purposes and does not necessarily reflect what Holdco’s share ownership will be after the Closing. Coliseum cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages and voting power of current Coliseum shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience dilution as a result of the Business Combination. The Public Shareholders currently own 32.3% of the Coliseum Class A Ordinary Shares. As noted in the above table, if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 32.3% of the Class A Ordinary Shares prior to the Business Combination to owning 23.0% of the total Holdco Common Stock outstanding. As redemptions increase, the overall percentage ownership and voting percentage held by the RET Founders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. The table presented also assumes that there is no Closing Offering or other financing. If Coliseum, RET, or Holdco obtains financing prior to the Closing, it could further dilute the share ownership of Coliseum Public Shareholders. Further, the table presented does not include the dilutive effect of Public Warrants, Private Placement Warrants, and Holdco Options. Each Public Warrant and each Private Placement Warrant outstanding at the Closing will be exercisable commencing 30 days after the Closing for 1 share of Holdco Class A Common Stock at an exercise price of $11.50 per share. If each such outstanding warrant is exercised for cash, Holdco’s fully-diluted share capital will increase by a total of 8,225,000 shares of Holdco Class A Common Stock with $94,587,500 paid to Holdco to exercise the warrants (or a total of 8,658,333 shares and $99,570,833 if the $650,000 of Working Capital Loans outstanding as of the date of this proxy statement/prospectus are converted into 433,333 Private Placement Warrants and such Private Placement Warrants are also exercised). Each Holdco Option outstanding at the Closing will be exercisable immediately for 1 share of Holdco Class A Common Stock at an estimated exercise price of $2.03 per share, based on the Estimated Exchange Ratio in the Business Combination. If each such outstanding option is exercised for cash, Holdco’s fully-diluted share capital will increase by a total of 2,186,431 shares of Holdco Class A Common Stock with $4,438,455 paid to Holdco to exercise the options. For more information about the consideration to be received in the Business Combination, these scenarios and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information”. See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Common Stock as consideration in the Business Combination and due to future issuances of equity awards to RET employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.”
Dilutive Instruments
The table below shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the conversion of $650,000 of outstanding working capital notes into Private Placement Warrants at a conversion price of $1.50 per warrant and the exercise of all Public Warrants and Private Placement Warrants, which are exercisable for one share of Holdco Class A Common Stock at a price of $11.50 per share, and the exercise of all Holdco Options for cash, which are each exercisable for one share of Holdco Class A Common Stock at a price of $2.03 per share (based on the Estimated Exchange Ratio). Such table assumes there is no Closing Offering or other financing.
	No Additional Redemptions Scenario				25% Redemptions Scenario				Maximum Redemptions Scenario
Shareholder	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)
Paul Dacier(2)	1,869,760	18,786	10.2%	11.1%	1,869,760	18,786	10.4%	11.3%	1,869,760	18,786	10.7%	11.6%
Niccolo de Masi(3)	822,507	16,438	4.5%	5.5%	822,507	16,438	4.6%	5.6%	822,507	16,438	4.7%	5.8%
Harry You(4)	3,854,998	23,483	20.9%	21.7%	3,854,998	23,483	21.4%	22.2%	3,854,998	23,483	21.9%	22.7%
SPAC Public Shareholders(5)(8)	1,787,112	—	9.6%	9.2%	1,340,334	—	7.4%	7.1%	891,266	—	5.0%	4.8%
Previous Sponsor(6)	942,909	—	5.1%	4.9%	942,909	—	5.2%	5.0%	942,909	—	5.3%	5.1%
Extension Non-Redeeming Holders(7)	606,971	—	3.3%	3.1%	606,971	—	3.3%	3.2%	606,971	—	3.4%	3.3%
Public Warrants(9)	5,000,000	—	26.9%	25.7%	5,000,000	—	27.5%	26.3%	5,000,000	—	28.3%	27.0%
Private Placement Warrants(10)	3,225,000	—	17.3%	16.6%	3,225,000	—	17.8%	17.0%	3,225,000	—	18.2%	17.4%
Working Capital Notes(11)	433,333	—	2.3%	2.2%	433,333	—	2.4%	2.3%	433,333	—	2.4%	2.3%
TOTAL	18,542,590	58,707	100.0%	100.0%	18,095,812	58,707	100.0%	100.0%	17,646,744	58,707	100.0%	100.0%

(1)
Each share of Holdco Class A Common Stock will entitle the holder thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and each share of Holdco Class B Common Stock will entitle the holder thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote.

(2)
As of immediately prior to the Closing, Mr. Dacier holds 1,232 shares of Company Preferred Stock, 51 shares of Company Class A Common Stock, and 13 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock.

(3)
As of immediately prior to the Closing, Mr. de Masi holds 64 shares of Company Class A Common Stock and 11 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 93,697 shares of Holdco Class A Common Stock and 16,438 shares of Holdco Class B Common Stock. Includes 728,810 shares of Holdco Class A Common Stock issuable upon the exercise of 728,810 Holdco Options held by Mr. de Masi after the Closing assuming such options are exercised for cash.
(4)
As of immediately prior to the Closing, Mr. You holds (i) 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, which shares will be exchanged in the Company Merger for an aggregate of 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock and (ii) 2,200,120 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 2,200,120 shares of Holdco Class A Common Stock. Includes 1,457,621 shares of Holdco Class A Common Stock issuable upon the exercise of 1,457,621 Holdco Options held by Mr. You after the Closing assuming such options are exercised for cash. Excludes 424,880 Forfeited Shares pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement. Excludes shares issuable upon the exercise of 2,257,500 Private Placement Warrants held by the New Sponsor, which entity is wholly-owned by Harry You, which shares are presented in the row titled “Private Placement Warrants” and shares issuable upon the potential conversion of $650,000 of outstanding Working Capital Loans into warrants and upon the exercise of such warrants, which shares are presented in the row titled “Working Capital Notes”.

(5)
Excludes shares issuable upon the exercise of 5,000,000 Public Warrants, which shares are presented in the row titled “Public Warrants”.

(6)
As of immediately prior to the Closing, the Previous Sponsor holds 942,909 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 942,909 shares of Holdco Class A Common Stock. Excludes 182,091 Forfeited Shares pursuant to the terms of the Sponsor Support Agreement. Excludes shares issuable upon the exercise of 967,600 Private Placement Warrants, which shares are presented in the row titled “Private Placement Warrants”.

(7)
Represents shares issuable pursuant to the Extension Non-Redemption Agreements.

(8)
On November 22, 2023, Coliseum engaged Meteora, who also holds Public Shares, to provide Coliseum with consulting, advisory and related services with respect to the November 2023 extension. In exchange, Coliseum agreed to pay Meteora a total of $250,000 as an upfront cash payment and a Deferred Consulting Fee payable at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora’s Deferred Consulting Fee will be satisfied by the issuance of 100,000 Founder Shares at the time of Closing in lieu of the cash payment. Coliseum assumes that Meteora will hold at least 100,000 Public Shares through the consummation of the Business Combination in order to receive the Deferred Consulting Fee in cash, and that Meteora will therefore be paid approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.

(9)
Reflects shares of Holdco Class A Common Stock issuable upon the exercise of the Public Warrants sold as part of the Units in Coliseum’s IPO, assuming all such Public Warrants are exercised for cash immediately upon the Closing.

(10)
Reflects shares of Holdco Class A Common Stock issuable upon the exercise of the Private Placement Warrants, assuming all such Private Placement Warrants are exercised for cash immediately upon the Closing.

(11)
Reflects shares of Holdco Class A Common Stock issuable upon the potential conversion of $650,000 of Coliseum working capital notes outstanding as of the date of this proxy statement/prospectus, into Private Placement Warrants at a conversion price of $1.50 per warrant pursuant to the terms of such notes, and the exercise of such Private Placement Warrants, assuming such notes are fully converted and such warrants are exercised for cash immediately upon the Closing.

Transfer Restrictions
Pursuant to the Lock-Up Agreement to be entered into at the Closing by certain shareholders of Holdco, including the RET Founders, Previous Sponsor, New Sponsor, Sponsor Affiliate, and each officer and director of Holdco, such Lock-Up Parties will agree to transfer restrictions with respect to the Holdco Common Stock and Holdco Warrants received by them in connection with the transactions contemplated by the Business Combination Agreement for a period of two years for the Lock-Up Shares and 30 days for the Lock-Up Warrants. An aggregate of 5,362,450 Lock-Up Shares and 3,225,000 Lock-Up Warrants are anticipated to be subject to such transfer restrictions following the Closing. However, pursuant to the Lock- Up Agreement, Coliseum will have the right to exclude from the lock-up that number of Lock-Up Shares held by the Previous Sponsor as is necessary to meet the initial listing requirements of Nasdaq. For more information, see “— Ancillary Agreements — Lock-Up Agreement”.
Closing and Effective Time of the Business Combination
The Closing will take place by conference call and by exchange of signature pages by email or other electronic transmission as promptly as practicable, and in any event no later than 9:00 a.m., Eastern Time on the third (3rd) business day after the conditions to Closing have been satisfied, or, if permissible, waived by the party entitled to the benefit of the same (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other date and time as the parties mutually agree.
Representations and Warranties
Representations and Warranties of RET
The Business Combination Agreement contains representations and warranties made by RET to Coliseum relating to a number of matters pertaining to RET and its subsidiaries, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement:
•
corporate organization, qualification to do business, good standing and corporate power of RET;

•
capitalization of RET;

•
subsidiaries of RET;

•
due authorization to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby;

•
absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Business Combination Agreement or the Ancillary Agreements or consummating the transactions contemplated thereby;

•
governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•
litigation matters;

•
broker’s and finder’s fees related to the transactions contemplated in the Business Combination Agreement or the Ancillary Agreements;

•
accuracy of the information provided by Coliseum for inclusion in this proxy statement/prospectus;

•
financial statements of RET;

•
absence of undisclosed liabilities;

•
absence of any changes constituting a material adverse effect;

•
matters relating to real property, personal property and assets of RET and its subsidiaries;

•
material contracts;

•
compliance with applicable law and possession of licenses and permits required to conduct the business being conducted by RET and its subsidiaries;

•
tax matters;

•
matters relating to intellectual property and information technology systems;

•
labor matters and employee relations, withholding of anticipated obligations with respect to employees and employee benefits;

•
RET’s compliance with anti-corruption laws, sanctions laws, export control laws, and international trade control laws of various jurisdictions;

•
matters relating to Holdco and Merger Sub 1; and

•
that the information supplied by RET for inclusion or incorporation in certain filings, including this proxy statement/prospectus, does not contain any untrue statement of material fact or material omission.

Representations and Warranties of Coliseum
The Business Combination Agreement contains representations and warranties made by Coliseum to RET relating to a number of matters pertaining to Coliseum, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement:
•
corporate organization, qualification to do business, good standing and corporate power of Coliseum;

•
capitalization of Coliseum;

•
matters relating to Merger Sub 2;

•
compliance of SEC filings with applicable laws and SEC rules and requirements;

•
balance in the Trust Account, arrangements and contracts pertaining to the Trust Account, and effects of the Business Combination on the Trust Account;

•
absence of any changes constituting a material adverse effect;

•
due authorization to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby;

•
absence of conflicts with organizational documents or applicable laws as a result of entering into the Business Combination Agreement or consummating the transactions contemplated thereby;

•
governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•
litigation matters;

•
broker’s and finder’s fees related to the transactions contemplated in the Business Combination Agreement;

•
accuracy of the information provided by Coliseum for inclusion in this proxy statement/prospectus;

•
absence of certain indebtedness or other liabilities;

•
the listing of Coliseum’s securities on Nasdaq;

•
that Coliseum is not an “investment company” within the meaning of the Investment Company Act; and

•
that the information supplied by Coliseum for inclusion or incorporation in certain filings, including this proxy statement/prospectus, does not contain any untrue statement of material fact or material omission.

Covenants and Agreements
Conduct of Business Prior to Closing
Each of the parties to the Business Combination Agreement has agreed that, prior to the Closing, it will conduct and operate its business in all material respects in the ordinary course of business and to use its commercially reasonable efforts to preserve intact its business relationships with its material lessors, licensors, suppliers, distributors and customers, and employees.
In addition, RET agreed that, except as required by law, as expressly contemplated by the Business Combination Agreement or the Ancillary Agreements, as consented to in writing by Coliseum (which consent may not be unreasonably withheld, conditioned or delayed), or as disclosed in RET’s disclosure schedules, RET will not:
(i)
amend or propose to amend its Organizational Documents;

(ii)
merge with or into or consolidate with, or agree to merge with or into or consolidate with, any other person, split, combine, subdivide or reclassify any of its capital stock or other ownership interests, or change or agree to change in any manner the rights of its capital stock or other ownership interests or liquidate or dissolve;

(iii)
declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property, a combination thereof or otherwise) in respect of, or enter into any contract with respect to the voting of, any of its capital stock or other equity interests or securities therein;

(iv)
amend or modify in any material respect, or waive any rights under or consent to the termination of any material contract or enter into any contract that, if in effect as of the date hereof, would constitute a material contract (other than in the ordinary course of business);

(v)
(A) abandon, allow to lapse, fail to prosecute or defend any RET intellectual property (other than intellectual property that RET determines in its reasonable business judgment is immaterial to the business of RET); or (B) sell, assign, transfer, license, grant any security interest in, or otherwise encumber or dispose of any RET intellectual property (other than non-exclusive licenses granted to customers or service providers);

(vi)
(A) issue, sell, redeem or acquire any capital stock or other ownership interest in itself; or (B) issue, sell or grant any option, warrant, convertible or exchangeable security, right, “phantom” partnership (or other ownership) interest (or similar “phantom” security), restricted partnership (or other ownership) interest, subscription, call, unsatisfied preemptive right or other agreement or right of any kind to purchase or otherwise acquire (including by exchange or conversion) any of its capital stock or any other ownership interests, except in the case of subsections (A) and (B) for issuances made by RET to the RET Founders, the New Sponsor, or Sponsor Affiliate, provided that any such securities so issued will not be deemed part of the Closing Offering and will convert into Company Class B Common Stock immediately prior to the effective time of the Company Merger;

(vii)
incur any indebtedness or enter into any other contract, in each case, for any borrowed money, except for (x) such indebtedness that does not exceed $200,000 in the aggregate (“Permitted Indebtedness”) and (y) indebtedness excluding Permitted Indebtedness, made by the RET Founders, the New Sponsor or Sponsor Affiliate, provided that such indebtedness will not be deemed part of the Closing Offering and will convert into Company Class B Common Stock immediately prior to the effective time of the Company Merger;

(viii)
sell, transfer, lease, license or make any other disposition of (whether by way of merger, consolidation, sale of stock or assets or otherwise) or pledge, encumber or otherwise subject to any lien (other than a permitted lien), any of its tangible properties or assets;

(ix)
make any capital expenditures other than in accordance with any capital expenditure plan previously approved by Coliseum;

(x)
accelerate any accounts receivable or delay any accounts payable, in each instance, outside of the ordinary course of business;

(xi)
settle or compromise or agree to settle or compromise any action (A) involving any liability of RET or its directors, officers, employees or agents (in their capacities as such) or (B) involving a conduct remedy or similar injunctive relief that has a restrictive impact on RET;

(xii)
acquire or agree to acquire in any manner, including by way of merger, consolidation, or purchase of any capital stock or assets, any business or person or other business organization or division thereof or make any loans, advances, or capital contributions to investments in any person;

(xiii)
except (A) as expressly contemplated by the Business Combination Agreement, or (B) as required by any benefit plan in effect as of the date of the Business Combination Agreement, (1) increase the aggregate compensation and benefits payable or that could become payable by RET to any of its employees, (2) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any benefit plan, (3) terminate the employment of any employee, other than for cause, or (4) except as specifically permitted under this clause (xiii), otherwise transfer to RET any employee-related liabilities that the Business Combination Agreement allocates to RET;

(xiv)
adopt or change any of their accounting principles or the methods of applying such principles, except as required under U.S. GAAP or applicable law;

(xv)
(A) make, change or revoke any material tax election; (B) change any material method of tax accounting; (C) file any amended material tax return; (D) settle any audit or other proceeding related to a material amount of taxes; (E) forego any available material refund of taxes; (F) enter into any tax allocation, indemnity, sharing or similar agreement or any Closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-US Law); (G) seek any tax ruling from any governmental entity; (H) initiate or enter into any voluntary disclosure agreement or similar agreement with a taxing authority; or (I) take any action that would change the classification of RET for US federal (and any applicable state) tax purposes or liquidate or otherwise dissolve RET, in each case, to the extent any such action could be reasonably be expected to adversely affect Coliseum, any of its subsidiaries, or RET; (it being agreed and understood that none of clauses (i) through (xiv) or clause (xx) of this section shall apply to tax compliance matters (other than clause (xx) insofar as it relates to this clause (xv) and that this clause (xv) shall apply solely to tax returns, and taxes in respect of tax returns, that include only RET);

(xvi)
except to the extent expressly permitted by the termination provisions of the Business Combination Agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Transactions;

(xvii)
grant, implement or adopt any retention payments that are contingent on the recipient providing continued services following the Closing or experiencing a termination without cause following the Closing;

(xviii)
amend any lease, sublease, license or concession in a manner that would materially modify the rights or obligations of the parties to such lease, sublease, license or concession; and

(xix)
agree to or authorize, or commit to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (i) through (xviii) above.

In addition, Coliseum agreed that, except as required by law or pursuant to any agreement to which Coliseum is bound, or as expressly contemplated by the Business Combination Agreement or the Ancillary Agreements or as consented to in writing by RET (which consent may not be unreasonably withheld, conditioned or delayed, and, in the case of any failure to affirmatively deny consent within five business days following receipt of a written request from Coliseum for such consent, the request will be deemed to be consented to), Coliseum will not:

(i)
merge with or into or consolidate with, or agree to merge with or into or consolidate with, any other person, subdivide or reclassify any of its shares or other ownership interests, or change or agree to change in any manner the rights of its shares or other ownership interests or liquidate or dissolve;

(ii)
(A) issue, sell, redeem or acquire any shares or other ownership interest in itself, other than pursuant to the Convertible Note, the redemption rights, or the Class B Conversion; or (B) issue, sell or grant any option, warrant, convertible or exchangeable security, right, “phantom” partnership (or other ownership) interest (or similar “phantom” security), restricted partnership (or other ownership) interest, subscription, call, unsatisfied preemptive right or other agreement or right of any kind to purchase or otherwise acquire (including by exchange or conversion) any of its shares or any other ownership interests, other than the issuance of Coliseum Warrants to the provider of any Working Capital Loans in settlement of such Working Capital Loans;

(iii)
acquire or agree to acquire in any manner, including by way of merger, consolidation, or purchase of shares or shares of any capital stock or assets, any business of any person or other business organization or division thereof;

(iv)
adopt or change any of its accounting principles or the methods of applying such principles, except as required under U.S. GAAP or applicable law;

(v)
except to the extent expressly permitted by the termination provisions of the Business Combination Agreement, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Transactions; and

(vi)
agree to or authorize, or commit to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (i) through (v) above.

Access to Information
From the date of the Business Combination Agreement until the Closing, RET will provide Coliseum and its officers, directors, affiliates, employees and representatives, upon reasonable notice, at Coliseum’s expense and in accordance with the procedures reasonably established by RET, reasonable access during normal business hours to the books and records of or relating to RET and to the officers, employees and representatives of RET; provided, however, that RET may withhold any document or information where disclosure of such document or information would reasonably be expected to: (i) unreasonably interfere with the operation of RET; (ii) cause a violation of any contract with a third party to which RET or any of its affiliates is a party; (iii) jeopardize attorney-client privilege; (iv) contravene any laws; or (v) in the case of personnel records, in RET’s good faith opinion, be sensitive, or subject RET to risk of material liability.
Efforts to Consummate the Business Combination
Each of the parties agreed to use its respective commercially reasonable efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable under the Business Combination Agreement and applicable laws to consummate the Business Combination as promptly as practicable, including: (i) the obtaining of all necessary actions or nonactions, licenses, permits, orders, notifications, clearances, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid any action, injunction or proceeding by, any governmental entity, including in connection with any regulatory law; (ii) the defending of any actions challenging the Business Combination Agreement or the consummation of the Business Combination; and (iii) the execution and delivery of any notification or additional instruments necessary to consummate the Business Combination Agreement and the Business Combination.
Confidentiality
Except as set forth in the Business Combination Agreement, RET, Holdco, and Merger Sub 1, on the one hand, and Coliseum and Merger Sub 2, on the other hand, will hold and will cause their respective affiliates and representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions (the “Confidential Information”) (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from another source, which source is not the agent of the other party and is not under any obligation of confidentiality with respect to such information); and no party will release or disclose Confidential Information to any other person, except its representatives in connection with the Business Combination Agreement. In the event that any party believes that it is required to disclose any such Confidential Information pursuant to applicable law, to the extent legally permissible, such party must give timely written notice to the other party so that such party may have an opportunity to obtain a protective order or other appropriate relief. Each party will be deemed to have satisfied its obligations to hold Confidential Information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information.
Control of Operations
Without in any way limiting any party’s rights or obligations under the Business Combination Agreement, the parties agreed that nothing contained in the Business Combination Agreement will give Coliseum, directly or indirectly, the right to control or direct RET’s operations prior to the Closing.
Trust Account
Upon satisfaction or waiver of the conditions to Closing set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee, in accordance with, subject to and pursuant to the Trust Agreement and the SPAC Organizational Documents, at the Closing, Coliseum agreed to instruct the Trustee to distribute the Trust Account as follows: (i) to the Public Shareholders of Coliseum holding the Public Shares who validly elected to redeem their Public Shares pursuant to the SPAC Organizational Documents, (ii) for tax obligations of Coliseum prior to Closing, (iii) for any unpaid Transaction Expenses of Coliseum and RET, to the extent Coliseum and RET elect to pay these prior to Closing, (iv) as repayment of loans and reimbursement of expenses to directors, officers, and shareholders of Coliseum, including Working Capital Loans to the extent not converted into Private Placement Warrants, and (v) to Holdco to the extent any funds remain in the Trust Account after the payments made in the foregoing sections (i) through (iv). Immediately thereafter, the Trust Account will terminate.
Exclusivity
From the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement, neither RET, Holdco, or Merger Sub 1 will take, nor will any of them permit any of their respective representatives to take, any action to solicit, encourage, continue, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any person (other than Coliseum and/or any of its affiliates) concerning any purchase of any of RET’s equity securities or any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, asset sale or similar transaction involving RET, or any initial public offering or direct listing on any stock exchange, except, in each case, as expressly permitted by the terms of the Business Combination Agreement (each such transaction, an “Alternative Transaction”). RET will, and will cause Holdco and the Merger Subs and any of its or their representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any person (other than Coliseum and its affiliates) with respect to any Alternative Transaction. Notwithstanding the foregoing, RET or its representatives may respond to any unsolicited proposal regarding an Alternative Transaction by indicating that RET is subject to an exclusivity agreement and is unable to provide any information related to RET or entertain any proposals or offers or engage in any negotiations or discussions concerning an Alternative Transaction so long as such exclusivity agreement remains in effect. RET will promptly (but in any event within forty-eight (48) hours) notify Coliseum if

RET, Holdco, the Merger Subs or any of its or their representatives receive any offer for, or any solicitation to discuss or negotiate, an Alternative Transaction.
From the date of the Business Combination Agreement until the earlier of the Closing or the termination of the Business Combination Agreement, Coliseum and Merger Sub 2 will not take, and will cause their affiliates and their respective representatives not to take, any action to solicit, encourage, continue, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any person (other than RET and/or any of its affiliates) concerning any Business Combination (each such transaction, an “Alternative SPAC Transaction”). Coliseum will, and will cause its affiliates and its and their respective representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any person (other than RET and its Affiliates) with respect to any Alternative SPAC Transaction. RET acknowledged that, prior to the date of the Business Combination Agreement, Coliseum has afforded access to, and engaged in discussions with, other persons in connection with a proposed Alternative SPAC Transaction and that such information, access and discussions could reasonably enable another person to form a basis for an Alternative SPAC Transaction without any breach by Coliseum of its exclusivity obligations. Notwithstanding the foregoing, Coliseum, any of its affiliates and any of its or their respective representatives may respond to any unsolicited proposal regarding an Alternative SPAC Transaction by indicating that Coliseum is subject to an exclusivity agreement and is unable to entertain any proposals or offers or engage in any negotiations or discussions concerning an Alternative SPAC Transaction so long as such exclusivity agreement remains in effect. Coliseum will promptly (but in any event within (48) forty-eight hours) notify RET, if Coliseum or any of its representatives receives any offer for, or any solicitation to discuss or negotiate, an Alternative SPAC Transaction.
Directors’ and Officers’ Indemnification and Insurance
All rights to indemnification, exculpation and advancement existing in favor of the current or former directors, officers, employees and agents of any of RET or Coliseum or their respective affiliates (including the New Sponsor) and each person who served at the request of RET or Coliseum as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (the “D&O Indemnified Persons”), as provided in the Organizational Documents of RET or Coliseum, respectively, or in any indemnification agreement or arrangement of RET or Coliseum, respectively, in effect on the date of the Business Combination Agreement, in each instance, with respect to matters occurring prior to or at the Closing, will survive the consummation of the Business Combination and will continue in full force and effect. Additionally, Holdco, RET or its or their affiliates agreed to perform and discharge their respective obligations to provide such indemnity and exculpation from and after the Closing for a period of six years or until the settlement or final adjudication of any action commenced during such period. The Holdco A&R Articles will contain provisions with respect to indemnification, exculpation and advancement of the D&O Indemnified Persons no less favorable to the D&O Indemnified Persons than set forth in the Organizational Documents of RET, on the one hand, or Coliseum, on the other hand, as in effect on the date of the Business Combination Agreement, which provisions will not be amended, repealed or otherwise modified after the Closing in any manner that would be reasonably expected to adversely affect the rights of any D&O Indemnified Person thereunder except as is required under applicable law. From and after the Closing, Holdco will, and will cause RET and its affiliates to honor, in accordance with their respective terms, each of the covenants contained in this section.
Prior to the Closing, Holdco will obtain directors’ and officers’ liability insurance for Holdco, the First Surviving Company, and the Second Surviving Company that will be effective as of Closing and will cover those persons who were directors and officers of RET prior to the Closing and those persons who will be the directors and officers of Holdco and its subsidiaries at and after the Closing on terms not less favorable than the better of the terms of the current directors’ and officers’ liability insurance in place for RET’s directors and officers and the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as RET (the “Closing D&O Policy”).
Prior to the Closing, Coliseum will purchase, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the effective time of the SPAC Merger covering each such person that is a director or officer of Coliseum currently covered by Coliseum’s directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Business Combination Agreement for the six-year period following the Closing. Holdco will, and will cause the First Surviving Company to, maintain the SPAC D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Holdco or the First Surviving Company, as applicable, and no other party will have any further obligation to purchase or pay for such insurance pursuant to this section.
Prior to the Closing, RET may, at its sole discretion, purchase, at its expense, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the effective time of the Company Merger (including with respect to the Business Combination and all actions taken in connection with them) covering each such person that is a director or officer of RET or a Company Subsidiary currently covered by RET’s directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Business Combination Agreement for the six-year period following the Closing. Holdco will, and will cause the Second Surviving Company to, maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Second Surviving Company, and no other Party will have any further obligation to purchase or pay for such insurance pursuant to this section.
On the Closing Date, Holdco will enter into customary indemnification agreements reasonably satisfactory to each of RET, Coliseum, and Holdco with the respective directors and officers of Holdco, which indemnification agreements shall continue to be effective following the Closing. At the effective time of the SPAC Merger, the First Surviving Company will assume all rights and obligations of Coliseum under all indemnification agreements in effect as of the date hereof or immediately prior to the SPAC Merger between Coliseum and any person who is or was a director or officer of Coliseum prior to the effective time of the SPAC Merger and that have been made available to RET prior to the date hereof, which indemnification agreements shall continue to be effective following the Closing.
If Holdco or any of its successors or assigns merges with or into another person and, as a result, Holdco is not the continuing or surviving company, or if it transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions will be made so that the successors and assigns of Holdco will assume all of the obligations of the surviving company set forth in this section.
The directors’ and officers’ insurance and indemnification provisions of the Business Combination Agreement will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person, and each D&O Indemnified Person’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of Holdco and may not be terminated or amended in any manner adverse to such D&O Indemnified Person without its prior written consent. Such provisions are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.
Expenses
All costs and expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements and the Business Combination will be paid as follows: (a) in the case of Transaction Expenses related to regulatory or governmental approvals, antitrust review, and the Registration Statement and Proxy Statement, including filing fees and printer expenses, equally by RET and Coliseum, (b) for all Transaction Expenses not covered by subsection (a) that are incurred by or on behalf of RET, Holdco, and Merger Sub 1, by RET and (c) for all Transaction Expenses not covered by subsection (a) that are incurred by or on behalf of Coliseum or Merger Sub 2, by Coliseum; provided, that, in the event that the Closing is consummated, at the Closing Holdco will pay all unpaid Transaction Expenses incurred by RET, Holdco, the Merger Subs, and Coliseum that have not been paid out of funds held in the Trust Account. In furtherance of the foregoing, no later than two business days prior to the Closing Date, RET and Coliseum will provide each other with a written report setting forth a list of all their accrued and unpaid Transaction Expenses, together with invoices or other reasonable supporting documentation.

Transaction Litigation
Each of RET and Coliseum agreed to cooperate with the other and to use commercially reasonable efforts in the defense or settlement of any action relating to the Business Combination which is brought or threatened in writing against any of the parties. Such cooperation between the parties will include keeping the other party reasonably and promptly informed of any developments in connection with any such action, utilizing counsel reasonably agreeable to both Coliseum and RET (such agreement to counsel not to be unreasonably withheld, conditioned or delayed), and refraining from compromising, settling, consenting to any order or entering into any agreement in respect of, any such action without the written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).
Public Announcements; Other Disclosure
Coliseum, Holdco, and RET agreed to cooperate in good faith with respect to the preparation of (i) a press release announcing the execution of the Business Combination Agreement, (ii) a Current Report on Form 8-K to be filed by Coliseum to report the execution of the Business Combination Agreement (the “Signing 8-K”), (iii) a Current Report on Form 8-K to be filed by Coliseum to report the Closing (the “Closing 8-K”), and (iv) a Current Report on Form 8-K to be filed by Holdco to report the Closing and to include certain other information required by the Exchange Act (the “Super 8-K”), and will use their respective commercially reasonable efforts to provide the other parties with all information reasonably requested by the other parties and required to be included by SEC guidance in such filings.
Between the date of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement, in connection with the preparation of any press release or other public announcement containing information relating to the Business Combination Agreement, the Business Combination, or the business of RET, any Current Report on Form 8-K (including the Signing 8-K and Super 8-K), or any other statement, filing, notice or application (including any amendments or supplements thereto) made by or on behalf of Coliseum and/or Merger Sub 2, on the one hand, or RET, Holdco and/or Merger Sub 1, on the other hand, to any governmental entity in connection with the Business Combination (each, a “Reviewable Document”), each party, as applicable, will (i) seek the prior written consent of RET, in the case of Coliseum and Merger Sub 2, or Coliseum, in the case of RET, Holdco and Merger Sub 1, provided, that without such prior written consent, each party will be permitted to issue a press release or other public announcement containing information relating to the Business Combination Agreement or the Business Combination, and to issue and submit any other Reviewable Document that is substantially consistent with information previously approved pursuant to this section, and (ii) upon request by the other party, use its commercially reasonable efforts to furnish the other party with all information reasonably necessary or advisable in connection with the preparation of such materials, which information provided shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. RET agreed to use its commercially reasonable efforts to cooperate with Coliseum in connection with the preparation for inclusion in the Super 8-K of pro forma financial statements that comply with SEC guidance, including the requirements of Regulation S-X. Holdco and RET will use commercially reasonable efforts to make the managers, directors, officers and employees of RET available to Coliseum and its counsel in connection with the drafting of the Signing 8-K and Super 8-K, as reasonably requested by Coliseum; provided that doing so does not unreasonably interfere with the ongoing operations of RET.
Whenever any event occurs which would reasonably be expected to result in any Reviewable Document containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, RET or Coliseum, as the case may be, shall promptly inform the other party of such occurrence and will use its reasonable best efforts to furnish to the other party any information reasonably related to such event and any information reasonably necessary or advisable in order to prepare an amendment or supplement to such Reviewable Document in order to correct such untruth or omission.
Holdco Post-Closing Directors and Officers
The parties will take all actions necessary (including, in the case of Holdco, procuring the resignations of the directors of Holdco, as applicable) such that, immediately following the effective time of the SPAC

Merger, the Holdco Board will consist of five directors, which will be mutually selected by RET and Coliseum (not to be unreasonably withheld, conditioned, or delayed). At least a majority of the Holdco Board must qualify as independent directors under the rules of Nasdaq or another national securities exchange mutually agreed to by the Parties in writing, as applicable. The officers of RET immediately prior to the effective time of the Company Merger will be the officers of Holdco as of immediately after the effective time of the Company Merger, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.
Holdco Equity Incentive Plan
Prior to the Closing, Holdco will adopt a new equity incentive plan in a form mutually agreed among Holdco, RET and Coliseum (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Holdco Equity Incentive Plan”). The Holdco Equity Incentive Plan will have such number of shares available for issuance equal to ten percent (10%) of the Holdco Shares to be issued and outstanding immediately after the Closing and will include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year of five percent (5%) of the number of shares available for issuance under the Holdco Equity Incentive Plan.
Preparation of Registration Statement; Extraordinary General Meeting
Each of Holdco, RET and Coliseum agreed to use its reasonable best efforts to cause this Registration Statement and the proxy statement/prospectus included herein to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Business Combination. Each of Holdco, RET and Coliseum will furnish all information concerning itself and its subsidiaries, officers, directors, and holders of equity securities as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Coliseum will cause the proxy statement/prospectus to be mailed to shareholders of Coliseum.
Coliseum agreed to include provisions in the proxy statement/prospectus and to take reasonable action related thereto, with respect to (i) the Business Combination Proposal, (ii) the Merger Proposal (iii) the Adjournment Proposal and (iv) approval of any other proposals reasonably agreed by Coliseum and RET to be necessary or appropriate in connection with the Business Combination.
Coliseum will, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the Record Date (which Record Date will be mutually agreed with RET) for, duly call, give notice of, convene and hold the Extraordinary General Meeting in accordance with the SPAC Organizational Documents and the CACI, (ii) cause the proxy statement/prospectus to be disseminated to shareholders of Coliseum as of such Record Date in compliance with applicable law, and (iii) solicit proxies from the holders of Ordinary Shares to vote in favor of each of the Proposals. Coliseum also agreed, through the Board, to include a statement in the proxy statement/prospectus to the effect that the Board (with Mr. You abstaining) recommends that the Coliseum Public Shareholders vote in favor of such proposals (the “SPAC Board Recommendation”). The Board will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation (a “SPAC Change in Recommendation”); provided, that if, at any time prior to obtaining the SPAC Shareholder Approval, the Board determines in good faith, after consultation with its outside legal counsel, that in response to an Intervening Event (as defined in the Business Combination Agreement), the failure to make a SPAC Change in Recommendation would be inconsistent with its fiduciary duties under applicable law, the Board may, prior to obtaining the SPAC Shareholder Approval, make a SPAC Change in Recommendation. To the fullest extent permitted by applicable law, the Coliseum’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting will not be affected by any SPAC Change in Recommendation.
If on a date for which the Extraordinary General Meeting is scheduled, Coliseum has not received proxies representing a sufficient number of Ordinary Shares to obtain the SPAC Shareholder Approvals, as applicable, if a quorum is not present the Extraordinary General Meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place is determined by the directors, and if a quorum is present the Adjournment Proposal will have been approved by a sufficient number of Ordinary Shares.
Company Shareholder Approval
As promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement is declared effective under the Securities Act (the “Company Shareholder Written Consent Deadline”), RET will obtain and deliver to Coliseum a true and correct copy of the adoption and approval of the Business Combination Agreement and the transactions contemplated hereby by the Company Shareholders acting by written consent in lieu of a meeting (in form and substance reasonably satisfactory to Coliseum) (the “Company Shareholder Written Consent”) that is duly executed and delivered by the Company Shareholders that hold, in the aggregate, the requisite number and type of shares of Company Common Stock as are required for the approval and adoption of the Business Combination Agreement, the Ancillary Agreements to which RET is or will be a party and the transactions contemplated thereby (including the Business Combination), in accordance with the MBCA and the Company Organizational Documents (the “Company Shareholder Approval”). RET, through the unanimous approval of RET’s board of directors, will recommend to the Company Shareholders the approval and adoption of the Business Combination Agreement, the Ancillary Agreements to which RET is or will be a party and the transactions contemplated thereby (including the Business Combination) (the “Company Board Recommendation”).
Promptly following the receipt of the Company Shareholder Written Consent, and in any event within five (5) Business Days thereof, RET will prepare and deliver to each Company Shareholder who has not executed and delivered the Company Shareholder Written Consent an information statement, in form and substance required under the MBCA in connection with the Company Merger and otherwise reasonably satisfactory to Coliseum, which information statement shall include (i) copies of the Business Combination Agreement and the Registration Statement, (ii) the Company Board Recommendation, (iii) a description of any dissenters’ rights of the Company Shareholders available under the MBCA and any other disclosure with respect to dissenters’ rights required by applicable law and (iv) notice to any Company Shareholder who has not executed and delivered the Company Shareholder Written Consent of the corporate action by those Company Shareholders who did execute the Company Shareholder Written Consent. Prior to the effective time of the SPAC Merger, RET will use commercially reasonable efforts to obtain a written consent from each Company Shareholder who has not previously delivered the Company Shareholder Written Consent in respect of such Company Shareholder’s approval and adoption of the Business Combination Agreement, the Ancillary Agreements to which RET is or will be a party, and the transactions contemplated thereby (including the Business Combination).
Additional Financial Information
Promptly following the date of the Business Combination Agreement, and in any event within ten Business Days following the date of the Business Combination Agreement, RET agreed to provide Coliseum with the audited financial statements of RET and its subsidiaries for the twelve month periods ended December 31, 2023 and 2022 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date, together with the auditor’s report thereon (the “Company Year End Financials”). RET will deliver to Coliseum RET’s consolidated interim financial information for each quarterly period no later than forty (40) calendar days following the end of each quarterly period (the “Company Interim Financials”).
Holdco will deliver to Coliseum Holdco’s interim financial information for each quarterly period following Holdco’s formation no later than forty (40) calendar days following the end of each quarterly period (the “Holdco Interim Financials” and together with the Company Year End Financials and the Company Interim Financials, the “Required Financial Statements”).
Financing Cooperation
From the date of the Business Combination Agreement through the Closing Date, the parties will use commercially reasonable efforts to secure at the Closing one or more financing commitments in the form of private placement transactions with institutional investors, backstops against exercises of redemption rights, non-redemption agreements, or any other form of equity or equity-related financing, in each case on commercially reasonable and market-based terms reasonably acceptable to Coliseum and RET, acting together in good faith. In the event that the Closing Offering is structured as a private placement transaction, RET and Coliseum will mutually select and agree upon a proposed list of potential investors for the Closing Offering. The subscription or other agreements relating to the Closing Offering will (i) be in a form mutually acceptable to the parties, (ii) include RET as a third-party beneficiary thereto, and (iii) close contingent upon and immediately prior to the Closing. In furtherance of the foregoing, the parties will use commercially reasonable efforts to identify sources of financing for the Closing Offering and to mutually negotiate the underlying subscription, financing and similar agreements and reasonably cooperate in a timely manner in connection with any such efforts, including (x) by providing such information and assistance as the other parties may reasonably request, (y) granting such access to potential investors and their respective representatives as may be reasonably necessary for their due diligence, and (z) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to the Closing Offering. All such cooperation, assistance and access will be granted upon reasonable prior notice and during normal business hours and will be granted under conditions that shall not unreasonably interfere with the business and operations of the parties and will be subject to any limitations under applicable law. Each party shall promptly inform the other party of all aspects and developments related to obtaining the Closing Offering, including the proposed terms and conditions thereof and any material decisions or actions related to the Closing Offering. Neither RET or Holdco, on the one hand, or Coliseum, on the other hand, will make or agree to make any amendments, changes, modifications or waivers to any contracts underlying the Closing Offering without the prior written consent of Coliseum or RET, as applicable, which consent may not be unreasonably denied, conditioned, granted or withheld or delayed.
As of the date of this proxy statement/prospectus, there has been no, and there are no commitments for, a Closing Offering or other financing.
Nasdaq Listing
From the date of the Business Combination Agreement through the Closing, Coliseum will use its commercially reasonable efforts to ensure that the Public Shares, Public Warrants, and Units remain listed for trading on Nasdaq. Prior to the Closing Date, Coliseum will take such actions as are reasonably necessary or advisable to cause the Public Shares, Public Warrants, and Units to be delisted from Nasdaq and deregistered under the Exchange Act with such delisting and deregistration effective as soon as practicable following the effective time of the SPAC Merger. From the date of the Business Combination Agreement through the Closing, the parties will use their respective commercially reasonable efforts to have Holdco’s securities approved for listing on Nasdaq, or another national securities exchange mutually agreed to by the parties in writing, prior to the effective time of the SPAC Merger.
Conditions to Closing
Condition to Each Party’s Obligations
The respective obligation of each party to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction or written waiver (if legally permitted) by each of the parties, as of the Closing Date, of each of the following conditions:
•
Any required regulatory approvals set forth in the disclosure schedule delivered by RET to Coliseum in connection with the Business Combination Agreement shall have been obtained;

•
there will not be in effect any injunction or other order, or law prohibiting, restraining, enjoining, or making illegal the Business Combination;

•
the affirmative vote of Coliseum’s shareholders required to approve the proposals set forth in this proxy statement/prospectus, as determined in accordance with applicable law and the SPAC Organizational Documents, must be obtained;

•
the affirmative vote of RET’s stockholders required to approve the Business Combination, as determined in accordance with applicable law and RET’s governing documents, must be obtained;

•
this Registration Statement must be effective, and no stop order must be outstanding and no proceeding seeking such a stop order has been threatened or initiated by the SEC with respect to such Registration Statement which remains pending; and

•
Holdco must have obtained the Closing D&O Policy.

Condition to Coliseum’s Obligations
The obligation of Coliseum to consummate the transactions to be performed by Coliseum in connection with the Closing is subject to the satisfaction or written waiver by Coliseum, at or prior to the Closing Date, of each of the following conditions:
•
the representations and warranties of RET:

•
regarding organization, authority, enforceability, brokerage, absence of changes, and Holdco and Merger Sub 1, in each case disregarding qualifications relating to materiality, Material Adverse Effect or similar qualifiers, must be true and correct in all material respects as of the date of Business Combination Agreement and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct in all material respects as of such date);

•
regarding capitalization, disregarding qualifications relating to materiality, Material Adverse Effect or similar qualifiers, must be true and correct in all but de minimis respects as of the date of the Business Combination Agreement and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct in all but de minimis respects as of such date); and

•
other than those described in the foregoing sub bullets, must be true and correct as of the date of the Business Combination Agreement and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct as of such date), except in each case to the extent any failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

•
each of RET, Holdco, and Merger Sub 1 must perform or comply in all material respects with all of its respective covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

•
no Material Adverse Effect has occurred with respect to RET that is continuing; and

•
RET must deliver a customary closing certificate certifying that the conditions in the first three bullet points above have been satisfied.

Conditions to RET’s Obligations
The obligation of RET to consummate the transactions to be performed by RET in connection with the Closing is subject to the satisfaction or written waiver by RET, at or prior to the Closing Date, of each of the following conditions:
•
The representations and warranties of Coliseum:

•
regarding organization, authority, enforceability, brokerage, and absence of changes, in each case disregarding qualifications relating to materiality, SPAC Material Adverse Effect (as defined in the Business Combination Agreement) or similar qualifiers, must be true and correct in all material respects as of the date of Business Combination Agreement and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct in all material respects as of such date);

•
regarding capitalization, disregarding qualifications relating to materiality, SPAC Material Adverse Effect or similar qualifiers, must be true and correct in all but de minimis respects as of the date of the Business Combination Agreement and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct in all but de minimis respects as of such date); and

•
other than those described in the foregoing sub bullets, must be true and correct as of the date of the Business Combination Agreement and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct as of such date), except in each case to the extent any failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

•
Coliseum and Merger Sub 2 must perform or comply in all material respects with all of its covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

•
the Holdco Class A Common Stock to be issued in connection with the Business Combination must be listed on Nasdaq, or another national securities exchange mutually agreed by the parties in writing, as of the Closing Date, subject only to official notice of issuance;

•
no SPAC Material Adverse Effect has occurred with respect to Coliseum that is continuing;

•
Coliseum must deliver a customary closing certificate certifying that the conditions in the first four bullet points above have been satisfied; and

•
the Minimum Cash Condition must be satisfied.

Termination
The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Closing only as follows:
•
by the mutual written consent of RET and Coliseum;

•
by RET or Coliseum by written notice to the other if the Closing has not occurred on or before the Outside Date of December 25, 2024; provided, however, that the right to terminate the Business Combination Agreement pursuant the foregoing sentence will not be available to any party that has breached any of its representations, warranties, covenants or agreements under the Business Combination Agreement and such breach is the primary cause of or has resulted in the failure of the Business Combination to be consummated on or before the Outside Date;

•
by RET or Coliseum by written notice to the other if any applicable law is in effect making the consummation of the transactions contemplated by the Business Combination Agreement illegal or any final, non-appealable order is in effect permanently preventing the consummation of the transactions contemplated by the Business Combination Agreement; provided, however, that the right to terminate the Business Combination Agreement pursuant to the foregoing sentence will not be available to any party whose breach of any representation, warranty, covenant or agreement of the Business Combination Agreement results in or causes such final, non-appealable order or other action;

•
by Coliseum, if any of the representations or warranties of RET contained in the Business Combination Agreement fail to be true and correct or if RET, Holdco, or Merger Sub 1 breaches or fails to perform in any material respect any of its covenants contained in the Business Combination Agreement, which breach or failure to perform (i) would render a condition precedent to Coliseum’s obligations to consummate the Business Combination set forth in the closing conditions not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to RET or Holdco, as applicable, by Coliseum, cannot be cured or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date or (y) the date that is thirty (30) days after the date that Coliseum notifies RET of such failure or breach. However, the right to terminate the Business Combination Agreement pursuant to the foregoing sentence will not be available to Coliseum if Coliseum is then in material breach of any representation, warranty, covenant or agreement contained in the Business Combination Agreement;

•
by RET, if any of the representations or warranties of Coliseum contained in the Business Combination Agreement fail to be true and correct or if Coliseum or Merger Sub 2 breaches or fails to perform in any material respect any of its covenants contained in the Business Combination

Agreement, which breach or failure to perform (i) would render a condition precedent to RET’s obligations to consummate the Business Combination set forth in the closing conditions not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Coliseum by RET, cannot be cured or has not been cured by the Outside Date, and thirty (30) business days after receipt of such written notice (in which case the Outside Date will automatically be extended until the end of such thirty (30) business day period, but in no event on more than one occasion) and RET has not waived in writing such breach or failure. However, the right to terminate the Business Combination Agreement pursuant to the foregoing sentence will not be available to RET if RET is then in material breach of any representation, warranty, covenant or agreement contained in the Business Combination Agreement;
•
by written notice from either RET or Coliseum to the other if the affirmative vote of Coliseum’s shareholders required to approve the proposals set forth in this proxy statement/prospectus, as determined in accordance with applicable law and Coliseum’s governing documents, is not obtained at the Coliseum shareholder meeting (subject to any adjournment or postponement thereof); or

•
by written notice from Coliseum if the Company Shareholder Written Consent is not executed and delivered on or prior to the Company Shareholder Written Consent Deadline.

In the event the Business Combination Agreement is validly terminated, all further obligations of the parties under the Business Combination Agreement will terminate and will be of no further force and effect (except certain obligations related to confidentiality, public announcements, expenses, effects of termination of the Business Combination Agreement and general provisions, which shall survive), and no party will have any further liability to any other party except for liability arising out of or incurred as a result of such party’s fraud or willful and material breach of the Business Combination Agreement.
Other Covenants
Trust Account Waiver
Each of RET, Holdco, and the Merger Subs has agreed that it does not and will not at any time have any right, title, interest or claim of any kind in or to any assets in Coliseum’s Trust Account (or distributions therefrom to Public Shareholders as set forth in the Trust Agreement), and has waived any claims it had or may have at any time against or with respect to Coliseum’s Trust Account (or distributions therefrom to Public Shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including the Business Combination Agreement) between Coliseum, on the one hand, and Holdco or RET, on the other hand, and has agreed not seek recourse against Coliseum’s Trust Account (or distributions therefrom to Public Shareholders as set forth in the Trust Agreement) for any reason whatsoever.
Specific Performance
Each party to the Business Combination Agreement agreed that each other party will be entitled to specific performance, an injunction or other equitable relief (without posting of any bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions of the Business Combination Agreement and to enforce specifically the Business Combination Agreement and the terms and provisions thereof in any proceeding, in addition to any other remedy to which such party may be entitled.
No Survival of Representations and Warranties or Pre-Closing Covenants
Other than claims against a party that committed fraud with respect to the making of its applicable representation and warranty in the Business Combination Agreement, the representations and warranties set forth in the Business Combination Agreement and all covenants that are to be fully performed prior to the Closing will not survive the Closing.
Amendment of the Business Combination Agreement
No amendment of any provision of the Business Combination Agreement will be valid unless the same will be in writing and signed by each of the parties to the Business Combination Agreement. No waiver of any provision or condition of the Business Combination Agreement will be valid unless the same be in writing and signed by the party against which such waiver is to be enforced. No waiver by any party of any default, breach of representation or warranty or breach of covenant under the Business Combination Agreement, whether intentional or not, will be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence. Any such amendment or waiver may occur after the approval of the proposals set forth herein so long as such amendment or waiver would not require the further approval of the Coliseum shareholders under applicable law without such approval having first been obtained.
Governing Law; Consent to Jurisdiction
The laws of the Commonwealth of Massachusetts govern all claims or matters related to or arising from the Business Combination Agreement (including any tort or non-contractual claims) and any questions concerning the construction, interpretation, validity and enforceability of the Business Combination Agreement, and the performance of the obligations imposed by the Business Combination Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the Commonwealth of Massachusetts. Each party to the Business Combination Agreement irrevocably waived all rights to trial by jury in any proceeding.
Ancillary Documents
This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the below related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the Registration Statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the Extraordinary General Meeting.
Sponsor Support Agreement
In connection with the execution of the Business Combination Agreement, Coliseum, the Previous Sponsor, New Sponsor, Sponsor Affiliate, Holdco and RET entered into the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex B. Pursuant to the Sponsor Support Agreement, the Previous Sponsor, New Sponsor, Sponsor Affiliate, agreed to, among other things, (i) vote all of their shares in favor of the various proposals related to the Business Combination and the Business Combination Agreement and any other matters necessary or reasonably requested by Coliseum for consummation of the Business Combination, (ii) vote against any alternative proposal or alternative transaction or any proposal relating to an alternative proposal or alternative transaction, (iii) vote against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Coliseum (other than the Business Combination Agreement and transactions relating to the Business Combination), and (iv) vote against any proposal that would impede the Business Combination or that would result in a breach with respect to any obligation or agreement of Coliseum or the Previous Sponsor, New Sponsor, Sponsor Affiliate, under the Business Combination Agreement or the Sponsor Support Agreement.
The Previous Sponsor and the Sponsor Affiliate have also agreed to forfeit and surrender for no consideration 606,971 Coliseum Class A Ordinary Shares owned by the Previous Sponsor and the Sponsor Affiliate, on a pro rata basis. In connection with such forfeiture, Coliseum has agreed to make a corresponding issuance of newly-issued Class A Ordinary Shares to the Extension Non-Redeeming Shareholders equal to such Forfeited Shares. The Sponsor Affiliate also waived the anti-dilution rights of the Class B Ordinary Share held by it (which is the sole Class B Ordinary Share outstanding), and agreed to convert such Class B Ordinary Share on a one-to-one basis into one Class A Ordinary Share immediately prior to the Closing.
In addition, the New Sponsor and Sponsor Affiliate have agreed to be bound by exclusivity and publicity sections of the Business Combination Agreement.

Company Support Agreement
In connection with the execution of the Business Combination Agreement, Coliseum, RET, Holdco and the Company Supporting Shareholders entered into the Company Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex C. Pursuant to the Company Support Agreement, the Company Supporting Shareholders agreed to, among other things, (i) vote to adopt and approve, or to execute a written consent with respect to the approval, the Business Combination Agreement and all other documents and transactions contemplated thereby, (ii) vote against any alternative proposal or alternative transaction or any proposal relating to an alternative proposal or alternative transaction, (iii) vote against any merger agreement or merger, consolidation, or combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by RET (other than the Business Combination Agreement and the transactions relating to the Business Combination), (iv) vote against any change in the business (to the extent in violation of the Business Combination Agreement), management or board of directors of RET (other than in connection with the Business Combination), and (v) vote against any proposal that would impede the Business Combination or that would result in a breach with respect to any obligation or agreement of RET or the Company Supporting Shareholders under the Business Combination Agreement or the Company Support Agreement, in each case, subject to the terms and conditions of the Company Support Agreement.
In addition, the Company Supporting Shareholders agreed to be bound by exclusivity and publicity sections of the Business Combination Agreement.
Registration Rights Agreement
At the Closing, Holdco, Coliseum, the Previous Sponsor, New Sponsor, Sponsor Affiliate, and certain RET Shareholders will enter into the Registration Rights Agreement in the form attached hereto as Annex D. Pursuant to the Registration Rights Agreement, Holdco will be obligated to use its commercially reasonable efforts to file within 30 days with the SEC a registration statement to register the resale, pursuant to Rule 415 under the Securities Act, of the Registrable Securities (as defined in the Registration Rights Agreement) held by the parties and to cause such registration statement to be declared effective by the SEC as soon as practicable after the filing thereof. As a result, the holders of Registrable Securities will be able to make a written demand for registration under the Securities Act of all or a portion of their Registrable Securities, subject to certain limitations so long as such demand includes a number of Registrable Securities with a total offering price in excess of $15 million (except, if such a demanding holder demands registration with respect to Registrable Securities representing less than a total offering price in excess of $15 million, together with any other participating holders, then such holder must demand registration of all of its remaining Registrable Securities and the total offering price must be in excess of $5 million). Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, Holdco will not be required to conduct more than three underwritten offerings. In addition, the parties will have unlimited “piggy-back” registration rights to include their Registrable Securities in other registration statements filed by Holdco subsequent to the Closing.
We estimate that an aggregate of 5,362,450 shares of Holdco Class A Common Stock, 3,225,000 Holdco Private Placement Warrants, 3,225,000 shares of Holdco Class A Common Stock underlying the Holdco Private Placement Warrants, and 2,186,431 shares of Holdco Class A Common Stock underlying the Holdco Options will be subject to registration rights immediately following Closing, representing approximately 178% of the total issued and outstanding shares of Holdco Common Stock (including shares of Holdco Class A Common Stock underlying issued and outstanding Holdco Warrants) following the Business Combination.
Lock-Up Agreement
At the Closing, Holdco and the Lock-Up Parties will enter into the Lock-Up Agreement, a copy of which is attached to this proxy statement/prospectus as Annex E, pursuant to which the Lock-Up Shares will be subject to a two-year lock-up and the Lock-Up Warrants will be subject to a 30 day lock-up following the Closing. An aggregate of 5,362,450 Lock-Up Shares and 3,225,000 Lock-Up Warrants are anticipated to be subject to such transfer restrictions. However, pursuant to the Lock-Up Agreement, Coliseum will have the right to exclude from the lock-up that number of Lock-Up Shares held by the Previous Sponsor as is necessary to meet the initial listing requirements of Nasdaq.

Set forth below is a tabular presentation of the post-closing lock-up:
Lock-Up Party	Number and Type of Securities	Lock-Up Term	Permitted Transferees
Previous Sponsor(1)	942,909 shares of Holdco Class A Common Stock(2) 967,500 Holdco Warrants	Shares – 2 Years Warrants – 30 Days
The transfer restrictions do not apply to the following: (a) transfers to Holdco’s directors or officers, any affiliates or family members of Holdco’s directors or officers, a party to the agreement, any members of such person or any affiliate of such person; (b) transfers by gift to a member of the party’s immediate family, or to a trust the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization, (c) by virtue of laws of descent and distribution upon death, (d) by operation of law or pursuant to a court order, (e) to a partnership, limited liability company or other entity of which the party or its immediate family are the legal and beneficial owner of all outstanding equity securities, (f) if the party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (g) by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity, (h) transfers of Holdco Common Stock or other securities convertible into or exercisable or exchangeable for Holdco Common Stock acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the lock-up period, (i) exercises of stock options or warrants or the vesting of stock awards, and any transfers upon the cashless or net exercise thereof or for the purpose of paying the exercise price or taxes in connection therewith, provided that all shares of Holdco Common Stock received by the party will remain subject to the lock-up, (j) repurchases by Holdco pursuant to any pre-existing contractual arrangement, (k) the entry into a 10b5-1 plan provided that no transfers are made during the lock-up period, and (l) in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of Holdco’s securityholders having the right to exchange their shares of Holdco Common Stock for cash, securities or other property.

Paul Dacier	1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock	Shares – 2 Years
Harry You and New Sponsor(1)
2,397,377 shares of Holdco Class A Common Stock, 23,483 shares of Holdco Class B Common Stock, and 1,457,621 shares of Holdco Class A Common Stock issuable upon the exercise of Holdco Options assuming such options are exercised for cash
2,257,500 Holdco Warrants
Shares – 2 Years Warrants – 30 Days
Niccolo de Masi
93,697 shares of Holdco Class A Common Stock, 16,438 shares of Holdco Class B Common Stock and 728,810 shares of Holdco Class A Common Stock issuable upon the exercise of Holdco Options assuming such options are exercised for cash
Shares – 2 Years

(1)
Reflects the forfeiture of 182,091 Forfeited Shares by the Previous Sponsor and 424,880 Forfeited Shares by Mr. You pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement.

(2)
Pursuant to the Lock-Up Agreement, Coliseum will have the right to exclude from the lock-up that number of Lock-Up Shares held by the Previous Sponsor as is necessary to meet the initial listing requirements of Nasdaq.

Warrant Assumption Agreement
At the Closing, Holdco, Coliseum, and Continental Stock Transfer & Trust Company will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assumption Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex I. Each Coliseum Warrant outstanding immediately prior to the effective time of the SPAC Merger will cease to be a warrant exercisable for Class A Ordinary Shares and will be assumed by Holdco and become a Holdco Warrant exercisable for Holdco Class A Common Stock pursuant to the Warrant Assumption Agreement.
Non-Redemption Agreements (Extension)
In November 2023, in connection with an amendment to the SPAC Organizational Documents to extend the time by which Coliseum must complete its initial business combination, Harry You entered into Extension Non-Redemption Agreements with the Extension Non-Redeeming Shareholders, pursuant to which the Extension Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the extension. In exchange for these commitments from the Extension Non-Redeeming Shareholders, Mr. You agreed to forfeit and surrender for no consideration the Forfeited Shares at the Closing and Coliseum agreed to issue to the Extension Non-Redeeming Shareholders a number of newly issued Ordinary Shares in an amount equal to the Forfeited Shares. The Extension Non-Redeeming Shareholders have fully performed all of their obligations under the Extension Non-Redemption Agreements and are not required to continue to hold or not redeem their Public Shares in connection with the Business Combination, and are not required to vote their Public Shares in favor of the Business Combination, in order to receive such shares. Accordingly, we cannot assure you that the Extension Non-Redeeming Shareholders still hold any portion of the 2,023,236 Public Shares that were the subject of the Extension Non-Redemption Agreements as of the date of this proxy statement/prospectus or that they will continue to hold such shares on the Closing Date.
Name; Headquarters; Share Symbols
After completion of the Business Combination:
•
the corporate headquarters and principal executive offices of Holdco will be 21 Pleasant Street, Suite 237, Newburyport, MA 01950; and

•
if the parties’ application for listing is approved, Holdco Class A Common Stock and Holdco Warrants are expected to be listed for trading on Nasdaq under the symbols “RAIN” and “RAINW,” respectively.

Board of Directors and Management of Holdco following Closing
The Business Combination Agreement provides that the Holdco Board shall consist of five directors, to be mutually selected by Coliseum and RET. Immediately following the consummation of the Business Combination, it is expected that the Holdco Board will include Christopher Riley, Harry You, and three additional directors to be mutually selected by Coliseum and RET. Such additional Holdco Board designees are expected to be identified between the date of this Registration Statement and Closing. The parties will disclose the additional designees by filing a Current Report on Form 8-K and a supplement to this proxy statement/prospectus.
Immediately following the consummation of the Business Combination, the executive management team of Holdco is expected to be composed solely of the members of RET’s executive management team prior to the Business Combination (which shall hold such positions until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with Holdco Bylaws).

Background of the Business Combination
The terms of the Business Combination Agreement are the result of negotiations between the representatives of Coliseum and RET. The following is a brief description of the background of the negotiations and the related transactions.
Coliseum’s Formation, IPO, and Transfer Transaction
Coliseum is a blank check company incorporated in the Cayman Islands on February 5, 2021, whose business is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. As described in Coliseum’s Initial Public Offering prospectus dated June 22, 2021, prior to the Transfer Transaction, Coliseum initially focused its search for a business combination target on consumer product, service and media companies at the intersection of sports, entertainment, digital media and/or technology in order to leverage Coliseum’s previous management team’s competitive advantage in those sectors. However, Coliseum was permitted to pursue acquisitions in any sector or industry.
From its initial public offering in June 2021 to the Transfer Transaction in June 2023, the Previous Sponsor and Coliseum’s previous management team reviewed over 246 business combination opportunities. Of these, they conducted detailed due diligence on approximately 32 opportunities. Two of these opportunities proceeded to a non-binding letter of intent, and subsequently entered into advanced negotiations with those two targets. The opportunities were ultimately terminated because the parties could not agree to final terms.
On June 15, 2023, Coliseum, the Previous Sponsor and the New Sponsor entered into the Purchase Agreement, pursuant to which, among other things, the Previous Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from Previous Sponsor an aggregate of 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants held by the Previous Sponsor for an aggregate purchase price of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions in connection with the First Extension (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). The Transfer Transaction was consummated on June 26, 2023. In connection with the Transfer Transaction, Coliseum appointed Charles Wert to serve as Chief Executive Officer and as a member of the Board, Oanh Truong to serve as Chief Financial Officer, Harry You to serve as Chairman of the Board, and Roland Rapp, Kenneth Rivers and Walter Skowronski to serve as independent directors on the Board.
Following the Transfer Transaction, the Previous Sponsor and previous management team of Coliseum have had no ongoing involvement with Coliseum. The Previous Sponsor has no representation on the current Board or in the current management of Coliseum. The Previous Sponsor is a passive holder of Founder Shares and Private Placement Warrants. It has no right to participate and did not participate in the decision to pursue the Business Combination with RET or in the approval of the Business Combination.
Following the June 2023 Transfer Transaction, Coliseum’s new management and its advisors surveyed the landscape of potential acquisition opportunities for acquisition targets. Coliseum’s selection process leveraged its management team’s network of relationships. From July 2023 to January 2024, Coliseum engaged in detailed discussions with six targets (in addition to RET): (i) a financial consulting services business (“Target A”), (ii) a company in the business-to-business payments industry (“Target B”), (iii) a company providing nickel-zinc power solutions (“Target C”), (iv) another target in the financial payments industry (“Target D”), (v) a company in the AI and deep learning infrastructure industry (“Target E”), and (vi) a nuclear fusion technology and power supply company (“Target F”).
Coliseum management engaged in discussions with Target A from April 2023 to August 2023. Coliseum conducted due diligence, conducted a valuation analysis, and prepared potential investor presentations with Target A. Coliseum also drafted a letter of intent for a potential business combination with Target A, which was not executed. Coliseum ultimately determined as a result of financial due diligence and meetings with Target A’s chief financial officer that the valuation that Target A sought was not substantiated, and

Coliseum ceased discussions with Target A. Coliseum management met with Target B in July 2023, however ceased discussions after determining that key aspects of Target B’s business would be challenging to manage and that market conditions were unfavorable for Target B. Coliseum management engaged in discussions with Target C in July 2023, but ceased discussions with Target C after due diligence revealed Target C’s limited scope and commodity risk, and determined that the existence of competitors and required public company costs could not justify Target C’s desired valuation. Coliseum management engaged in discussions with Target D between June and October 2023. Coliseum delivered an indication of interest to Target D after reviewing Target D’s valuation, comparable companies analysis and potential pro forma economic ownership that would result from a potential transaction with Target D. Coliseum management also prepared a bespoke transaction steps process for Target D. Target D ceased discussions with Coliseum in order to pursue a strategic acquisition transaction. Coliseum management engaged in discussions with Target E in January 2024, but ceased discussions when Target E raised over $100 million of private venture capital. Coliseum and Target F executed a non-disclosure agreement in October 2023 and engaged in discussions through February 2024. Coliseum management ultimately determined that the appetite for nuclear fusion was not strong enough and, after conducting due diligence, that Target F’s capital-intensive nature would not make it a good fit given Coliseum’s size and Coliseum strategic capital would not be correct fit given target’s ideal industries.
Coliseum’s Evaluation of and Negotiation with RET
The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every correspondence among representatives of Coliseum and RET. Representatives of Coliseum involved in the discussions and negotiations referenced herein included one or more of Charles Wert, former Chief Executive Officer and Director of Coliseum and Harry You, Chairman of the Coliseum Board. Representatives of RET involved in the discussions and negotiations referenced herein included one or more of Christopher Riley, Chief Executive Officer of RET, and Paul Dacier, Director of RET.
Following the June 2023 Transfer Transaction, Coliseum’s management, including Mr. You, contacted Mr. Dacier to discuss a potential business combination between Coliseum and RET. Mr. Dacier, who serves as current Executive Chairman of RET and a significant shareholder of RET, served as General Counsel of EMC Corporation during the tenure of Mr. You at EMC Corporation and previously served on the board of directors of GTY Technology Holdings, Inc., a special purpose acquisition company sponsored by an entity controlled by Mr. You.
RET had previously been the target of a potential business combination with dMY VI, a special purpose acquisition company affiliated with Harry You, which had been terminated (the “Terminated dMY VI Transaction”). There was no agreement, arrangement, or understanding between RET and Mr. You to enter into a business combination with Coliseum or any alternate SPAC, and no agreement, arrangement, or understanding between Coliseum and Mr. You or the New Sponsor with respect to determining whether to explore a potential business combination with RET or to proceed with the Business Combination.
On August 9, 2023, a kick-off call occurred between Mr. You, on behalf of Coliseum, Mr. Dacier, on behalf of RET, and representatives of White & Case LLP (“White & Case”), Coliseum’s law firm, and TCF Law Group, PLLC (“TCF”), RET’s law firm. The participants discussed the possibility of a business combination between Coliseum and RET, the nature and state of RET’s business, financing, and the legal process to effectuate a business combination.
On August 16, 2023 and August 29, 2023, representatives of White & Case and TCF had a call with Mr. Dacier to discuss the background of the Terminated dMY VI Transaction and the potential structuring of the current Business Combination. Mr. Dacier also provided updates with respect to RET, including that RET’s executives had resigned following the termination of the Terminated dMY VI Transaction. The participants discussed a potential dual-class share structure that would provide super voting rights to certain of RET’s shareholders.
In September 2023, White & Case performed legal due diligence on RET’s intellectual property portfolio.

On October 2, 2023, Mr. You, Mr. Dacier, Mr. Chung, Ms. Truong, and representatives from White & Case and TCF held an organizational meeting to review the listing and registration requirements for the proposed business combination. Throughout October 2023, the parties had numerous calls to discuss structuring the Business Combination, capitalization, potential sources of financing, and Nasdaq listing requirements.
On October 14, 2023, Mr. You, Mr. Dacier, and a representative from TCF had a call to discuss potential sources of financing, lock-ups for senior management of RET, and a dual-class voting structure for RET.
On November 27, 2023, Coliseum shareholders approved an amendment to the SPAC Organizational Documents to extend the time by which Coliseum must complete its initial business combination for a period of seven months, to June 25, 2024, which date could be further extended without another shareholder vote, by resolution of the Board, for an additional three months, until up to September 25, 2024. In connection with the Second Extension, shareholders redeemed an aggregate of 3,001,840 Public Shares and following such redemptions we had $30,789,361 held in Trust Account.
In connection with the Second Extension, Mr. You entered into Non-Redemption Agreements with certain Non-Redeeming Shareholders, pursuant to which the Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the extension. In exchange for these commitments from the Non-Redeeming Shareholders, Mr. You agreed to forfeit and surrender for no consideration the Forfeited Shares at the Closing and Coliseum agreed to issue to the Non-Redeeming Shareholders a number of newly issued Ordinary Shares in an amount equal to the Forfeited Shares. The Non-Redeeming Shareholders have fully performed all of their obligations under the Non-Redemption Agreements and are not required to continue to hold or not redeem their Public Shares in connection with the Business Combination, and are not required to vote their Public Shares in favor of the Business Combination, in order to receive such shares. Accordingly, we cannot assure you that the Extension Non-Redeeming Shareholders still hold any portion of the 2,023,236 Public Shares that were the subject of the Extension Non-Redemption Agreements as of the date of this proxy statement/prospectus or that they will continue to hold such shares on the Closing Date.
During January 2024, Mr. You, Mr. Dacier, Mr. Chung, Ms. Truong, and representatives from White & Case and TCF had several calls to discuss the proposed transaction and next steps.
In January 2024, RET engaged Christopher Riley as a consultant pending the effectiveness of this Registration Statement, at which time he will become an employee of RET. Mr. Riley’s services to RET were documented through an employment letter agreement executed on June 26, 2024. Mr. Riley served in executive positions at EMC Corporation during Mr. You’s tenure at the company and was identified as an executive officer candidate for RET by Mr. You.
On January 22, 2024, White & Case circulated an initial draft letter of intent for the Business Combination (the “LOI”) to RET and representatives from TCF. On January 25, 2024 and January 28, 2024, Mr. You, Mr. Dacier, Mr. Riley, Mr. Chung, Ms. Truong, and representatives from White & Case and TCF had calls to discuss the terms of the LOI. Items discussed included the domicile of the post-combination company, the structure of the transaction consideration (including that there would be no earnout and no further forfeitures of Founder Shares), lock-up terms (Coliseum proposed a two-year lock-up on all shares issued to the RET shareholders as consideration in the transaction, and Mr. Dacier countered with a one-year lock-up), the size of the board of directors, the legal domicile of RET, and conditions to consummating the transaction (RET proposed including a minimum cash condition).
On January 29, 2024, Mr. Wert had a call with representatives from White & Case to discuss the terms of the LOI, and on January 30, 2024, White & Case sent the draft LOI to the Transaction Committee.
Each Monday and Thursday from February 5, 2024 to March 7, 2024, representatives from RET, Coliseum, White & Case and TCF held calls to discuss various matters relating to the proposed Business Combination, including potential sources of financing, strategies for meeting Nasdaq initial listing requirements, and the progress on the documentation of the transaction. During that same time period, negotiations occurred between Coliseum management and RET management and several drafts of the LOI were exchanged between the parties. Among the terms discussed were:

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the purchase price payable to RET shareholders in newly-issued Holdco shares;

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whether Holdco would implement a dual class common stock share structure, with high-vote and low-vote shares of common stock, or a single class common stock share structure

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a minimum cash closing condition and a commitment by the parties to seek third-party financing in order to fully fund the minimum cash condition;

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the length of the post-closing lock-up

On March 6, 2024, White & Case circulated a revised draft LOI, which provided for a $30 million minimum cash condition and a matching commitment by the parties to seek third-party financing in an amount equal to $30 million. The revised draft LOI also provided that both RET shareholders and the Previous Sponsor, New Sponsor, and Sponsor Affiliate would be subject to a two year post-closing lock-up on their shares and the Previous Sponsor, New Sponsor, and Sponsor Affiliate would be subject to a 30 day lock-up on the private placement warrants.
On March 12, 2024, the Board formed a Transaction Committee, which is a committee comprised of three independent members of the Board, Roland Rapp, Kenneth Rivers, and Walter Skowronski, to, among other things, review the terms of the Business Combination, review and engage in due diligence, engage in separate discussions with Coliseum management and Coliseum’s advisors regarding the Business Combination and retain an independent financial advisor and any other advisors if deemed necessary. It was decided that the approval of the Transaction Committee would be necessary for the full Coliseum Board to vote on and approve the Business Combination.
Also on March 12, 2024, White & Case sent the draft LOI to the Transaction Committee.
On March 17, 2024, Mr. You, Mr. Dacier, and a representative from TCF had a call to discuss the draft LOI and a potential new investment by Mr. You and Mr. Dacier into RET. Throughout March 2024, Mr. You, Mr. Dacier, and a representative from TCF communicated on calls and by email regarding the LOI, financing, and changing the domicile of RET from Delaware to Massachusetts.
On March 19, 2024, the Transaction Committee met to discuss the negotiation of the LOI. Among other things, the Transaction Committee discussed the retention of Needham to assist Coliseum management with its valuation of the RET business. The Transaction Committee discussed various other matters relating to the proposed business combination, including Nasdaq listing considerations and the expected timeline of the proposed business.
On March 29, 2024, Management of Coliseum and Needham presented to the Transaction Committee their perspectives on RET’s business and revenue projections, Needham’s calculation of revenue multiples of certain selected companies, and the implied present valuation of RET determined by Coliseum management with the assistance of Needham, which valuation relies upon various assumptions about RET’s intellectual property portfolio, its customer concentration and revenue pipeline, potential competitors and other assumptions which are discussed in more detail in the section entitled, “Valuation Analysis.” Management ascribed a valuation range of between approximately $40 million to approximately $50 million to RET.
On April 2, 2024, the Transaction Committee met for the purpose of discussing the terms of the LOI. After discussion, the Transaction Committee approved the then-current terms of the LOI and authorized Coliseum’s management to continue to negotiate the terms of the LOI, provided that material changes would be subject to review and approval by the Transaction Committee.
Also on April 2, 2024, White & Case circulated a revised draft of the LOI to RET and TCF, which reflected a pre-money enterprise value of RET in the range of $40-50 million. The revised draft also reduced the minimum cash condition and related financing cooperation to $20 million, based on RET’s expected capital needs following Closing.
On April 8, 2024, RET changed its domicile as a corporation from Delaware to Massachusetts.
On April 15, 2024, White & Case circulated a further revised draft of the LOI to RET and TCF which reduced the minimum cash condition to $10 million. Also on April 15, 2024, White & Case requested certain additional due diligence materials. On April 18, 2024 TCF started to organize and populate a virtual data room to provide direct access to documents responsive to the due diligence requests.
On April 16, 2024, the Transaction Committee approved a final form of the LOI. The parties executed the LOI on April 16, 2024. The executed LOI reflected the following terms: (i) merger consideration to RET shareholders based on a pre-money enterprise value in the range of between $40 million and $50 million, (ii) RET and Coliseum shareholders would be subject to a two year post-closing lock-up on their shares and the Previous Sponsor, New Sponsor, and Sponsor Affiliate would be subject to a 30 day lock-up on the private placement warrants, (iii) a financing cooperation covenant with no maximum amount of financing which may be raised, and (iv) a $10 million minimum cash closing condition in favor of RET. The executed LOI also contained a 30-day binding exclusivity commitment, subject to extension under certain circumstances.
Weekly in April, May and June of 2024, representatives of Coliseum, RET, White & Case and TCF held calls to discuss matters relating to potential financing for RET, the preparation of the definitive documentation relating to the Business Combination and this Registration Statement, and the transaction timeline. No specific financing arrangements or plans were identified during such time.
On April 24, 2024, the Transaction Committee met for the purpose of discussing the drafts of the Business Combination Agreement and ancillary agreements prepared by White & Case. Representatives from White & Case reviewed the principal terms and conditions of such agreements and responded to questions from the Transaction Committee.
Also on April 24, 2024, White & Case sent the initial draft Business Combination Agreement to TCF, which reflected the terms set forth in the LOI.
On April 25, 2024, White & Case sent initial drafts of the Sponsor Support Agreement, Company Support Agreement, Lock-Up Agreement, and Registration Rights Agreement to TCF.
On April 26, 2024, representatives from White & Case and TCF met to discuss legal due diligence matters. RET provided Coliseum and its advisors with access to a virtual data room. Throughout May and June 2024, White & Case sent supplemental legal due diligence requests to TCF.
In parallel with its due diligence efforts, Coliseum management worked together with RET at several virtual sessions between April 2024 and June 2024 to create marketing materials that the parties would use in the solicitation of financing for RET and Holdco.
On May 6, 2024, TCF sent a revised Business Combination Agreement to White & Case, which reflected a dual class common stock structure for Holdco, with shares of Holdco Class A Common Stock having one vote per share and shares of Holdco Class B Common Stock having 10 votes per share.
On May 9, 2024, White & Case sent the initial draft Warrant Assumption and Amendment Agreement to TCF.
On May 10, 2024, representatives from White & Case, Coliseum, and Meteora Capital met to discuss a proposed forward purchase agreement to provide additional liquidity to Holdco at the Closing.
On May 15, 2024, White & Case sent a revised draft of the Business Combination Agreement to TCF reflecting the following terms: (i) merger consideration to RET shareholders based on a $45 million valuation, which would be increased by the amount of any new money invested by a third party into RET after signing and before the S-4 Registration Statement goes effective, (ii) a dual class structure for Holdco, with certain RET shareholders receiving Class B shares that have 10 votes per share and Coliseum shareholders and any new investors receiving Class A shares that have 1 vote per share, subject to a five-year sunset and other customary provisions to be set forth in the Holdco A&R Articles, and (iii) a carve-out from the interim operating covenants for loans to RET from Mr. You or Mr. Dacier or their affiliates as bridge financing, as long as those loans convert at the Closing and do not increase the aggregate merger consideration payable to RET shareholders.
On May 20, 2024, TCF sent a further revised draft of the Business Combination Agreement to White & Case which revised the provisions relating to the dual class structure to reflect that both affiliates of

Mr. Dacier and Mr. You would receive the Holdco Class B Common Stock upon the Closing, and all other shareholders would receive Holdco Class A Common Stock.
On May 21, 2024, White & Case scheduled a call with TCF to discuss outstanding items in the Business Combination Agreement and each ancillary agreement. White & Case and TCF, on behalf of Coliseum and RET, were able to reach agreement on all outstanding points.
Also on May 21, 2024, the Transaction Committee met to discuss the terms of the proposed Business Combination. Throughout the meeting the Transaction Committee asked numerous questions of White & Case.
On May 28, 2024, the Transaction Committee and Board met with Ogier (Cayman) LLP (“Ogier”), Coliseum’s Cayman Islands counsel, who presented an overview of Cayman Islands fiduciary duties, and responded to questions regarding the same.
On May 30, 2024, the Transaction Committee met with representatives of White & Case during which White & Case presented their due diligence findings to the Transaction Committee and their conclusion that there were no red flags that White & Case came across during the course of their diligence of RET. Mr. You also responded to questions from the Transaction Committee regarding the Terminated dMY VI Transaction.
During June 2024, the parties and their counsel worked to prepare the Registration Statement of which this proxy statement/prospectus forms a part, including financial statements of RET and pro forma financial information showing the pro forma effects of the Business Combination.
On June 20, 2024, pursuant to the terms of the SPAC Organizational Documents, the Board elected to extend the date by which Coliseum has to consummate a business combination from June 25, 2024 for an additional three months to September 25, 2024.
On June 20, 2024, RET amended its charter to create a dual class common stock structure, whereby each holder of Company Class A Common Stock was entitled to one vote per share and each holder of Company Class B Common Stock was entitled to ten votes per share. Rainwater, LLC also converted all of its 1,510 outstanding shares of common stock into 2,257 shares of Company Class B Common Stock. The sole director and sole shareholder of RET approved the terms of the Business Combination and approved the terms of the Business Combination Agreement and each Ancillary Document on June 20, 2024.
On June 21, 2024 RET appointed Christopher Riley as a non-employee Chief Executive Officer with signing authority in recognition of his active engagement in leading the activities of RET and in anticipation of his employment upon the effectiveness of this Registration Statement.
On June 25, 2024, the Transaction Committee by unanimous written resolution determined that the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination) is fair, advisable, and in the best interests of Coliseum’s shareholders, and recommended that the Board determine that the Business Combination is in the best interests of Coliseum and its shareholders and to approve the terms of the Business Combination Agreement and each Ancillary Document. Also on June 25, 2024, the Board by unanimous written resolution (with Harry You abstaining), upon the recommendation of the Transaction Committee, determined that the Business Combination is fair, advisable and in the best interests of Coliseum and its shareholders and approved and adopted the Business Combination Agreement and each Ancillary Document. The Board also determined that the aggregate fair market value of the Business Combination is and will be equal to at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) as of the date the Business Combination Agreement is signed.
On June 26, 2024, Coliseum and RET announced the signing of the Business Combination Agreement via press release and Coliseum filed a Current Report on Form 8-K including the ancillary documents, the investor presentation and the press release.
Also on June 26, 2024, RET and Mr. Riley executed the employment letter agreement.

On August 8, 2024, RET and the RET Founders entered into an agreement to rescind and cancel certain subscription agreements that had been entered into on June 20, 2024. No shares of stock were issued under the such subscription agreements. RET entered into new subscription agreements dated August 23, 2024, with the RET Founders to sell an aggregate of 250 shares of Company Class A Common Stock at a purchase price of approximately $2,955.78 per share, which the Company determined to be the then-current fair market value, based in part on a valuation from an independent third party valuation firm, and 40 shares of Company Class B Common Stock at a purchase price of approximately $3,103.57 per share, which the Company determined to be the then-current fair market value, based in part on a valuation from an independent third party valuation firm, for an aggregate subscription amount of $865,000.
On August 22, 2024, Old Merger Sub 2 entered into an Assignment and Assumption of Business Combination Agreement pursuant to which Old Merger Sub 2 assigned to Merger Sub 2 all of Old Merger Sub 2’s right, title and interest in and to the Business Combination Agreement, and Merger Sub 2 assumed, and agreed to perform, satisfy and discharge in full, as the same become due, all of Old Merger Sub 2’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date thereof.
On August 22, 2024, the parties entered into an Amendment to the Business Combination Agreement, which made technical revisions to reflect the Assignment and the Pre-Closing Recapitalization, attached a revised form of the Holdco A&R Articles to provide for fifteen votes per share of Holdco Class B Common Stock in lieu of ten votes per share, and attached a revised form of the Lock-Up Agreement which provides that the shares of Holdco Common Stock to be received by the Previous Sponsor in the Business Combination may be excluded from the lock-up to the extent reasonably determined by Coliseum is necessary to meet the initial listing requirements of Nasdaq and to provide for indemnification of the Previous Sponsor and New Sponsor following the Closing.
On August 23, 2024, RET effected the Pre-Closing Recapitalization, which resulted in RET having three classes of capital stock, the Company Preferred Stock, the Company Class A Common Stock (with one vote per share each), and the Company Class B Common Stock (with fifteen votes per share each and which will be solely held by the RET Founders or their affiliates). On August 23, 2024, Rainwater, LLC converted all of its 2,257 shares of Company Class B Common Stock into 1,232 shares of preferred stock, par value $0.0001. Also on August 23, 2024, Old Merger Sub 2 was liquidated and dissolved.
On August 29, 2024, the Transaction Committee held a meeting during which Coliseum management updated the Transaction Committee on various workstreams relating to the Business Combination. In light of the August 8, 2024 subscription agreement between Harry You and RET, the Transaction Committee decided to engage Needham as financial advisor in connection with the Business Combination and to render to the Transaction Committee an opinion as to the fairness, from a financial point of view, to the holders of Class A Ordinary Shares (other than the New Sponsor, the Sponsor Affiliate, and the Previous Sponsor and its affiliates (the “Excluded Holders”)) of the consideration to be paid by Coliseum to the equity holders of RET pursuant to the Business Combination Agreement (the “Fairness Opinion”). The Transaction Committee decided to select Needham to provide the Fairness Opinion due to Needham’s experience as a financial advisor in mergers and acquisitions as well as Needham’s familiarity with RET and its industry generally, including as a result of the previous assistance Needham provided to Coliseum management with its valuation of the RET business prior to the execution of the Business Combination Agreement. For details on the fees payable to Needham in connection with rendering the Fairness Opinion, see the subsection titled “Opinion of Needham & Company, LLC”.
In August 2024, RET provided Needham with revenue projections and projected costs of goods sold, operating expenses, EBITDA, and non-GAAP free cash flow for the five-year period from 2024-2028 to assist Needham in rendering its Fairness Opinion.
Thereafter, on September 12, 2024, Needham was engaged by Coliseum, at the request and on behalf of the Transaction Committee, to render the Fairness Opinion.
On September 17, 2024, the Transaction Committee held a meeting for the purpose of allowing Needham to present its financial analyses and deliver the Fairness Opinion to the Transaction Committee. Representatives of Needham presented its financial analyses with respect to the Consideration to be delivered by Holdco to the equityholders of RET pursuant to the Business Combination Agreement. Following a discussion, representatives of Needham delivered Needham’s oral opinion, which it subsequently confirmed in writing, to the Transaction Committee to the effect that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Consideration to be delivered by Holdco to the equityholders of RET in the Business Combination pursuant to the Business Combination Agreement was fair to the holders of Class A Ordinary Shares (other than the Excluded Holders) from a financial point of view.
On September 24, 2024, Coliseum Shareholders approved an amendment to the SPAC Organizational Documents to extend the date by which Coliseum must consummate its business combination, from September 25, 2024 to October 25, 2024, and to allow Coliseum, without another shareholder vote, by resolution of the Board, to elect to further extend such date up to two times for an additional one month each time, until up to December 25, 2024, only if the New Sponsor or its affiliate or designee would deposit into the Trust Account, as a loan, (i) on or before September 25, 2024, with respect to the initial extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of the Public Shares then outstanding, and (ii) one business day following the public announcement by the Company disclosing that the Board has determined to implement an additional monthly extension, with respect to each such additional extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of Public Shares of the Company then outstanding, up to a maximum aggregate New Contribution amount of $150,000 if all monthly extensions are exercised. In connection with the Third Extension, Public Shareholders holding an aggregate of 1,089,249 Public Shares exercised their right to redeem their shares for approximately $11.18 per share of the funds held in the Company’s Trust Account, leaving approximately $19.99 million in cash in the Trust Account after satisfaction of such redemptions. Following such redemptions, the Company had an aggregate of 5,537,112 ordinary shares outstanding, of which 5,537,111 were Class A Shares and 1 was a Class B Share.
On October 7, 2024 RET appointed Christopher Riley to the Board of Directors of RET.
On October 25, 2024, the Board extended Coliseum’s Combination Period to November 25, 2024 and the Sponsor made a New Contribution of $50,000 to the Trust Account.
On November 23, 2024, the Board further extended Coliseum’s Combination Period to December 25, 2024 and the Sponsor made a New Contribution of $50,000 to the Trust Account.
The Transaction Committee’s and the Board’s Reasons for the Approval of the Business Combination
As detailed above, the prospectus for the Coliseum IPO identified the general criteria and guidelines that Coliseum’s previous management team believed would be important in evaluating prospective target businesses, although in such prospectus Coliseum also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. While RET did not meet all of the criteria and guidelines that were identified in the IPO prospectus, following due diligence conducted by Coliseum’s current management and its advisors, and following detailed discussions with RET, Coliseum believed RET to be an attractive business combination target.
The Transaction Committee and the Board considered a wide variety of factors in connection with their evaluation of the Business Combination. In light of the complexity of those factors, the Transaction Committee and the Board, as a whole, did not consider it practicable to, nor did they attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Rather, the Transaction Committee and the Board based their evaluation, negotiation and recommendation of the Business Combination on the totality of the information presented to, and considered by, them. The Transaction Committee and the Board considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination that the Business Combination Agreement and the Business Combination are fair, advisable, and in the best interests of Coliseum and its shareholders. The Transaction Committee and the Board evaluated the reasons described below with the assistance of Coliseum’s outside advisors. Individual members of the Transaction Committee and the Board may have given different weight to different factors. This explanation of the reasons for the Transaction Committee and the Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching their decision, the Transaction Committee and the Board reviewed the results of the due diligence conducted by Coliseum’s management, which included:
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meetings with RET’s management team to understand and analyze RET’s business and prospects;

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legal due diligence conducted by White & Case;

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financial due diligence and the valuation support provided by Needham;

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review of RET’s financial statements and certain projections provided by RET;

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research on comparable public companies and precedent transactions; and

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review of the proposed structure of the Business Combination and drafts of definitive documents.

The factors considered by the Transaction Committee and the Board included, but were not limited to, the following:
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Future Business and Financial Condition and Prospects.   The Transaction Committee and the Board had detailed knowledge of, and were familiar with, RET’s future business and growth prospects. The Transaction Committee and the Board considered RET’s current prospects for growth in executing upon and achieving RET’s business plan, and noted its innovative technology, its unique market position, opportunities for sustained growth and commercialization of its technology, which the Transaction Committee and the Board believe provides RET with the opportunity to become an industry leader in rainfall generation technology, which has the potential to be revolutionary in enhancing potable water reserves.

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Strong Management.   The Transaction Committee and the Board considered the fact that Holdco will be led by Christoper Riley, who has over three decades of experience across various technology sectors, and a proven track record of driving revenue growth, gross margin expansion, ecosystem partnerships and fostering lasting client relationships.

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RET’s Water Infrastructure Advantage.   The Transaction Committee and the Board considered RET’s advantages in the field of water infrastructure, including the ground-based ionization technology (compared to alternatives), the patents from Dr. Theodore Anderson to innovate on the technology and the possibility of future partnerships with other water enhancement technology partners.

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Significant potential benefits to transition to a public company.   Transitioning to a public company provides significant benefits for RET, including additional access to capital as RET continues to build its business and provides brand awareness associated with being a public company.

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Attractive Valuation.   The Coliseum Board and Transaction Committee believed that the $45 million implied valuation for RET relative to current valuations experienced by selected companies is favorable for Coliseum and its shareholders.

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No Termination Fee.   The Business Combination Agreement does not include a provision contemplating the payment by Coliseum of a termination fee in the event of termination of the Business Combination Agreement.

In the course of its deliberations, the Transaction Committee and the Board considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the below:
•
RET’s Limited Operating History.   Evaluating RET’s current business and predicting its future performance is difficult based upon limited historical data.

•
Benefits Not Achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•
Liquidation of Coliseum.   The risks and costs to Coliseum if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Coliseum being unable to effect a business combination by the end of the Combination Period, and force Coliseum to liquidate.

•
Exclusivity.   The fact that the Business Combination Agreement includes a provision that generally restricts Coliseum from soliciting other business combination proposals, which limits Coliseum’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations. In addition, under the Business Combination Agreement, unless required by applicable law, the Board may not change or withdraw its recommendation to the Coliseum shareholders to vote in favor of the Business Combination Proposal and any other proposals required to consummate the transactions contemplated by the Business Combination Agreement that are submitted to, and require the vote of, the Coliseum shareholders.

•
Limitations of Review.   The Transaction Committee and the Board considered that they did not obtain an opinion from a financial advisor or accounting firm that the consideration to be received by the Coliseum shareholders is fair to Coliseum or its shareholders from a financial point of view prior to signing the Business Combination Agreement (Needham’s Fairness Opinion was obtained on September 17, 2024, as discussed in more detail elsewhere in this proxy statement/prospectus).

•
Closing Conditions.   The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Coliseum’s control, including approval by Coliseum shareholders of the Business Combination and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•
Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•
External Risks.   Economic downturns and political and market conditions beyond RET’s control could adversely affect its business, financial condition, results of operations and prospects.

•
Reliance on Projections.   RET’s Projections are subject to significant risks, assumptions, estimates and uncertainties and RET’s operating results may vary, which may make future results difficult to predict with certainty.

•
Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

•
Inability to Evolve.   RET’s growth prospects may suffer if it is unable to develop successful product offerings, if it fails to pursue additional product offerings or if it loses any of its key executives or other key employees. In addition, if RET fails to make the optimal investment decisions in its product offerings and technology platform, it may not attract and retain key clients and its revenue and results of operations may decline.

•
Interests of Certain Persons.   The Transaction Committee was aware that Harry You was involved in initial efforts to organize RET through, among other things, the payment of expenses on behalf of RET in the approximate amount of $220,000 as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET, and negotiation of certain of RET’s intellectual property license agreements. The Transaction Committee was also aware that Coliseum’s New Sponsor, officers, and directors may have interests in the Business Combination that are in addition to, and that may be different from, the interests of unaffiliated Coliseum shareholders. For instance, the New Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders. Such interests are described in more detail under the caption “The Business Combination — Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination.” The Board took several steps to mitigate these potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Board’s approval of the Business Combination. The Transaction Committee also engaged Needham to assist Coliseum management with its valuation of the RET business. Mr. You recused himself from participating in any deliberations by the Board regarding the Business Combination. In addition, Needham provided the Fairness Opinion.

•
Public Shareholders Will Have a Minority Ownership Interest in Holdco.   The fact that current Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco

Common Stock as consideration in the Business Combination and, as a result, such Public Shareholders will collectively own a minority interest in Holdco after the Closing. As redemptions increase, the overall percentage ownership and voting percentage held by the RET shareholders and the New Sponsor and Sponsor Affiliate will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. Having a minority ownership interest may reduce the influence that current Public Shareholders have on the management of Holdco. For more information, see “The Business Combination — Equity Ownership Upon Closing” and “Dilution”.
•
Absence of Possible Structural Protections for Minority Shareholders.   The Board took several steps to mitigate potential conflicts of interest, including requiring Transaction Committee approval of the Business Combination as a condition precedent to the Board’s approval of the Business Combination. The Transaction Committee also engaged Needham to assist Coliseum management with its valuation of the RET business. However, other possible structural protections were not put in place. For example, the Business Combination does not require approval of a majority of unaffiliated security holders, and the Transaction Committee did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination.

•
Other Risks.   Various other risks associated with the Business Combination, the business of Coliseum and the business of RET described under the section entitled “Risk Factors.”

In recommending the Business Combination to Coliseum shareholders, the Transaction Committee considered each of the above factors along with Needham’s Fairness Opinion described below under the heading “Opinion of Needham & Company, LLC”.
Valuation Analysis
In evaluating whether to approve the Business Combination, the Board and Transaction Committee considered, among other factors, the valuation analysis conducted by Coliseum’s management with the assistance of Coliseum’s financial advisor, Needham. Such valuation analysis was based on Coliseum management’s analysis of the operational, financial and valuation data of selected public companies and selected recent public company and special purchase acquisition company case studies, as well as Coliseum management’s evaluation of RET.
As part of this valuation assessment, Coliseum’s management also conducted a comprehensive due diligence examination of RET and its business prospects. Coliseum management also discussed and reviewed the valuation of RET’s business with Needham.
In March 2024, members of management of RET provided Coliseum and Needham with certain assumptions relied upon by Coliseum management in its analysis, including an illustrative financial model prepared by members of management of RET incorporating such assumptions. Such illustrative financial model was prepared by members of management of RET using a “bottoms up” methodology based on a build-up of arrays and gauges to be deployed over the next four years. Members of management of RET determined that a reasonable estimate for RET’s revenue would be approximately $12.7 million by 2027, which, based on its due diligence, discussions and analysis, Coliseum management relied upon. Coliseum management also believed it was reasonable for RET to achieve its 2027 forecast of $12.7 million in part due to macroeconomic conditions that create inelastic demand for increased potable water and Coliseum’s expectation of low developmental or technological risk in initial deployment given RET will initially install versions of the technology with a design that was previously utilized in third-party trials in Oman. Members of management of RET also determined that RET would be able to achieve a long-term gross margin target of 75% and EBITDA margin target of 30%, which Coliseum management deemed to be reasonable.
Based on these assumptions, in accordance with the instructions of Coliseum management, Needham calculated, and reviewed with the Transaction Committee, a present value of future enterprise value of RET.
Needham applied multiples of 6.0x to 7.5x for 2027 revenue (with such range determined by Coliseum management based on the assessment of selected companies as described below), which implied a future enterprise value in 2027 of $76.1 to $95.1 million. Discounted to present value using a discount rate of 25%, which reflected Coliseum management’s conservative estimate of the cost of capital for such a business, such future enterprise value range implied a present enterprise value of RET’s business of approximately $39.0 million to $48.7 million. As a result of this calculation as well as other factors the Transaction Committee considered relevant, including those referenced below, the Transaction Committee determined that the fair market value of RET is at least $45 million.
In addition to the assumptions described above, such present value of future enterprise value calculation also reflected the following key assumptions regarding the ability of RET to achieve its projected market penetration:
•
successful onboarding of management team members, board of directors and advisors;

•
a strong initial sales pipeline for actionable client targets;

•
third party manufacturing, hardware and software supply chain partners delivering on required SLA system components on required timelines;

•
system performance consistent with scientific research reports;

•
that RET would face limited regulatory hurdles including permitting;

•
that RET would have sufficient cash on its post-Closing balance sheet to support its first stage of growth without needing additional capital; and

•
investments from strategic investors or non-profits capable of supporting RET’s commercial success.

In evaluating the ability of RET to generate rainfall on a commercial basis, for RET’s management team to execute on their business plans and for RET to achieve its financial projections, the Transaction Committee and Coliseum management considered various uncertainties and contingencies as described in the section entitled “Risk Factors — Risks Relating to RET’s Business and Industry” in this proxy statement/prospectus. In particular, they considered that revenues expected to be generated by RET’s machines are correlated to weather conditions in areas where RET expects to have installations, which RET cannot ultimately control. The technology does not allow rainfall to be created on a clear day. It enhances rainfall when conditions are appropriate in the atmosphere and when cloud formation is underway, thus this is dependent upon humidity, updrafts and weather conditions generally in areas where RET expects to have installations. Weather conditions have natural variations from season to season and from year to year and may also undergo long-term or permanent change because of climate change or other factors. Projections of rain depend on assumptions about weather patterns, thermal updrafts and humidity, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in weather conditions could lead to a material adverse change in the volume of rain generated, revenues and cash flow.
The Transaction Committee, and Coliseum management also considered other factors or contingencies that could affect RET’s ability to grow (as further described in the section entitled “Risk Factors — Risks Relating to RET’s Business and Industry” in this proxy statement/prospectus), particularly: the ability of RET to hire and train employees and contractors in relevant geographies; the risk of supply chain and transportation disruptions, especially during RET’s first 12 months of its operational plan, when it is expected to rely on manufacturing in Australia; the availability of weather data in areas in which it operates; that the efficacy of its antenna design may vary depending on differing wind and humidity conditions and cloud formations in various geographies in which it operates; the potential for delays in the contracting or appropriations process with governmental clients; and the entry of new competitors into the industry in which RET operates.
In the process of analyzing the proper valuation of RET, the management of Coliseum considered, based on its expertise, the current status, the momentum, the estimated timeline and the probability of RET accomplishing certain events in connection with the development and commercialization of its products.
For the purpose of the valuation assessment, Coliseum’s management and Needham reviewed certain business and financial assumptions of RET and took into account certain financial information of certain public companies in industries deemed generally relevant to RET. Although RET does not have a direct operating comparable in the commercial rainfall generation sector, Coliseum management, with the assistance of Needham, determined that the three following groupings of public companies were generally relevant: water utility companies, desalination companies, and water process products and infrastructure companies. While Coliseum’s management noted that RET is a unique company as RET is poised to be a pioneer in the commercial rainfall generation technology industry, Coliseum’s management rationalized using these three selected industries because (1) water utility companies deploy infrastructure for delivering water to clients under long term, recurring revenue contracts with high profit margins, (2) desalination companies address water scarcity issues under long term contracts by deploying fixed infrastructure, and (3) water process products and infrastructure companies are unregulated providers of differentiated technology and products sold into the drinking water and wastewater treatment space as well as providers of water and wastewater services.
Coliseum’s management team, with the assistance of Needham, identified various criteria as significant in determining whether a company was considered to be generally relevant to RET but mainly focused on companies engaged in the broader water sector. Coliseum’s management, with the assistance of Needham, selected 10 public companies in the utilities vertical, 11 public companies in the process product and infrastructure vertical and 3 public companies in the desalination vertical. Although these companies were considered generally relevant to RET based on their industries, there are material differences between RET and such companies based on, among other factors, their stage of development. Set forth below are the companies selected by Coliseum’s management team, with the assistance of Needham, as part of the valuation analyses of RET.
1)
Utilities

a.
American Water Works Company

b.
Severn Trent

c.
Essential Utilities, Inc.

d.
California Water Service Group

e.
SJW Group

f.
American States Water Company

g.
Middlesex Water Company

h.
York Water Company

i.
Artesian Resources Corp.

j.
Global Water Resources, Inc.

2)
Desalination

a.
Hitachi Zosen Corp.

b.
Energy Recovery, Inc.

c.
Consolidated Water Co. Ltd.

3)
Process Equipment Process Products and Infrastructure

a.
Ecolab Inc.

b.
Veolia Environment

c.
Xylem Inc.

d.
Pentair plc

e.
Watts Water Technologies, Inc.

f.
Flowserve Corp.

g.
Zurn Elkay Water Solutions Corp.

h.
Badger Meter, Inc.

i.
Kemira Oyj

j.
Mueller Water Products, Inc.

k.
VA Tech Wabag Ltd.

The following is the median trading data (as of March 28, 2024) of those selected public companies, based on publicly available information, considered by Coliseum and the Transaction Committee:
	Enterprise Value / CY24E Revenue	Enterprise Value / CY25E Revenue
Utilities	6.8x	6.4x
Desalination	3.1x	2.6x
Process Products and Infrastructure	3.1x	3.0x
The foregoing description of the calculations presented to the Transaction Committee, including the present value of future enterprise value calculation, is being presented to shareholders of Coliseum solely because such information was presented to the Transaction Committee in its consideration of the Business Combination. Such information includes forward-looking statements and should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this proxy statement/prospectus.
Opinion of Needham & Company, LLC
Needham was engaged to act as financial advisor to the Transaction Committee in connection with the Business Combination and to render an opinion as to the fairness, from a financial point of view, to the holders of Class A Ordinary Shares (other than the New Sponsor, the Sponsor Affiliate, and the Previous Sponsor and its affiliates (collectively, the “Excluded Holders”)) of the consideration to be delivered by Holdco to the equityholders of RET pursuant to the Business Combination Agreement, based upon an exchange ratio that ascribes an equity value of $45 million to RET (for purposes of this “Opinion of Needham & Company, LLC” section, the “Consideration”).
On September 17, 2024, Needham delivered its oral opinion, which it subsequently confirmed in writing, to the Transaction Committee that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Consideration to be delivered by Holdco to the equityholders of RET in the Business Combination pursuant to the Business Combination Agreement was fair to the holders of Class A Ordinary Shares (other than the Excluded Holders) from a financial point of view. Needham provided its opinion for the information and assistance of the Transaction Committee in connection with and for the purpose of the Transaction Committee’s evaluation of the transactions contemplated by the Business Combination Agreement. Needham’s opinion relates only to the fairness, from a financial point of view, to the holders of Class A Ordinary Shares (other than the Excluded Holders) of the Consideration (which was determined through negotiations between RET, on one hand, and Coliseum, on the other hand) to be delivered by Holdco to the equityholders of RET in the Business Combination pursuant to the Business Combination Agreement. While Needham provided independent financial advice to the Transaction Committee during the course of the negotiations between RET, on the one hand, and Coliseum, on the other hand, the decision to approve and recommend the Business Combination was made independently by the Transaction Committee. Needham’s opinion does not address any other aspect of the Business Combination, or any related transaction, and does not constitute a recommendation to any shareholder of Coliseum as to how that shareholder should vote or act on any matter relating to the Business Combination. Needham did not express any opinion as to the value of Holdco Common Stock or Holdco Warrants when issued pursuant to the Business Combination or the prices at which Coliseum Ordinary Shares or Coliseum Warrants or Holdco Common Stock or Holdco Warrants will actually trade at any time.

The complete text of Needham’s opinion, dated September 17, 2024, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham, is attached as Annex J to this proxy statement/prospectus and is incorporated herein by reference. The summary of Needham’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Class A Ordinary Shares should read this opinion carefully and in its entirety.
In arriving at its opinion, Needham, among other things:
•
reviewed the Business Combination Agreement;

•
reviewed certain publicly available information concerning RET and certain other financial and operating data of RET furnished to Needham by RET;

•
held discussions with members of management of RET concerning the current operations of and future business prospects for RET;

•
reviewed certain financial forecasts with respect to RET prepared by the management of RET and held discussions with members of the management of RET concerning those forecasts; and

•
reviewed such other financial studies and analyses and considered such other matters as Needham deemed appropriate.

In connection with its review and in arriving at its opinion, Needham assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham assume responsibility for independent verification of, any of that information. Needham assumed the accuracy of the representations and warranties contained in the Business Combination Agreement and all agreements related thereto. In addition, Needham assumed that the Business Combination will be consummated on the terms and subject to the conditions set forth in the execution version of the Business Combination Agreement furnished to Needham without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Business Combination, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Coliseum, Holdco, RET or the contemplated benefits of the Business Combination. Needham assumed that the financial forecasts for RET provided to Needham by management of RET were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of RET. Needham expressed no opinion with respect to any of such forecasts or the assumptions on which they were based.
Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Coliseum, Holdco or RET or any of their respective subsidiaries nor did Needham evaluate the solvency or fair value of Coliseum, Holdco, RET or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham’s opinion is limited to the fairness, from a financial point of view, to the holders of Class A Ordinary Shares (other than the Excluded Holders) of the Consideration to be delivered by Holdco to the equityholders of RET in the Business Combination pursuant to the Business Combination Agreement, and Needham expressed no opinion as to the fairness of the Business Combination to the holders of any other class of securities, creditors or other constituencies of Coliseum, or as to Coliseum’s underlying business decision to engage in the Business Combination or the relative merits of the Business Combination as compared to other business strategies that might be available to Coliseum. In addition, Needham expressed no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the Business Combination, or any class of those persons, relative to the Consideration to be delivered by Holdco in the Business Combination pursuant to the Business Combination Agreement or with respect to the fairness of any such compensation.

The Transaction Committee imposed no limitations on Needham with respect to the investigations made or procedures followed by Needham in rendering its opinion.
The following paragraphs summarize the material financial analysis performed by Needham in arriving at its opinion. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to September 17, 2024, and is not necessarily indicative of current or future market conditions.
In performing the financial analysis summarized below and arriving at its opinion, Needham used and relied on the June Projections provided by RET’s management and summarized under “The Business Combination — RET Financial Projections”.
Discounted Cash Flow Analysis.   Needham performed an illustrative discounted cash flow analysis based on RET management’s forecasts to determine indicators of illustrative implied enterprise values for RET. Needham calculated a range of indications of the present value of unlevered free cash flows for RET for the projected calendar years 2024 through 2028 using discount rates ranging from 22.0% to 28.0%. The range of discount rates, reflecting an estimated range of weighted average cost of capital of RET, was selected by Needham utilizing its professional judgment and experience. Needham then calculated a range of illustrative terminal enterprise values at the end of 2028 by applying multiples ranging from 6.0x to 10.0x to RET management’s estimate of its calendar year 2028 revenue. The range of multiples was selected by Needham utilizing its professional judgment and experience. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 22.0% to 28.0%, as described above. Needham then added the ranges of the implied present values of RET’s unlevered free cash flows for the projected periods to the ranges of implied present values of RET’s terminal enterprise values to derive ranges of implied present enterprise values of RET of $36.2 million to $79.5 million. Needham noted that RET management anticipated that the net cash and debt position of RET would approximate $0 as of closing of the Business Combination and, accordingly, that enterprise value and equity value of RET would be the same, and that the value of the Consideration is $45 million.
The summary set forth above does not purport to be a complete description of the analyses performed by Needham in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.
In performing its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Coliseum, Holdco or RET. Any estimates contained in or underlying these analyses, including estimates of RET’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham’s opinion and its related analyses were only one of many factors considered by the Transaction Committee in its evaluation of the Business Combination and should not be viewed as determinative of the views of the Transaction Committee, the Board or management of Coliseum with respect to the Consideration or the Business Combination.
Under the terms of the Transaction Committee’s engagement letter with Needham with respect to Needham’s opinion, Coliseum has agreed to pay Needham a fee of $250,000, $150,000 of which became payable upon Needham’s delivery of its opinion to the Transaction Committee on September 17, 2024 and

the remaining $100,000 of which will be due upon the earlier of the consummation or termination of the Business Combination. If an additional opinion is rendered, Coliseum has agreed to pay Needham a fee of $100,000 with respect to any subsequent opinion. In addition, under the terms of Coliseum’s engagement letter with Needham pursuant to which Needham provided financial advisory services to the Transaction Committee and Coliseum’s management in connection with Coliseum management’s valuation of the RET business, Coliseum has agreed to pay Needham fees to be mutually agreed upon at a later date commensurate with fees typically paid for transactions of the nature of the Business Combination. Whether or not the Business Combination is consummated, Coliseum has agreed to reimburse Needham for certain of its out-of-pocket expenses and to indemnify Needham and related persons against various liabilities, including certain liabilities under the federal securities laws.
Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham believes that it was retained by Coliseum, at the request of and on behalf of the Transaction Committee as the Transaction Committee’s financial advisor in connection with the Business Combination based on Needham’s experience as a financial advisor in mergers and acquisitions as well as Needham’s familiarity with RET and its industry generally. Needham has not in the past two years provided any investment banking or financial advisory services to Coliseum unrelated to its current engagements with respect to the proposed Business Combination for which it has received or is entitled to receive compensation. Needham has not in the past two years provided investment banking or financial advisory services to RET, the New Sponsor or the Previous Sponsor for which it has received or is entitled to receive compensation. In the past two years, Needham has provided investment banking and/or financial advisory services to two entities affiliated with the Sponsor Affiliate. Needham acted as sole underwriter in the initial public offering of dMY Squared Technology Group, Inc., which closed in October 2022, and received an underwriting discount of $884,660 (before deduction of selling concessions and underwriting expenses); Needham is also eligible to receive a deferred underwriting discount of $2,211,650 that is payable upon completion of an initial business combination. In addition, Needham acted as a financial advisor to and placement agent for dMY Technology Group, Inc. VI in connection with the transactions contemplated by its since-terminated share purchase agreement entered into in December 2022, with RET, for which Needham received, and expects to receive, no fees. Needham may in the future provide investment banking and financial advisory services to Coliseum, Holdco, RET, the New Sponsor, the Previous Sponsor and their respective affiliates unrelated to the Business Combination, for which services Needham would expect to receive compensation. In the normal course of its business, Needham may actively trade the equity securities of Coliseum for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.
RET’s Financial Projections
RET does not, as a matter of course, make public projections as to future sales, earnings, or other results. However, as part of Coliseum’s due diligence process, Coliseum requested that RET provide internally prepared revenue projections to Coliseum and Needham. In March 2024, RET provided to Coliseum and Needham its projected revenue, which included projections of two operating segments: array revenue and gauge revenue, for the four year period from 2024 through 2027 (the “March Projections”). Thereafter, RET management refined its revenue projections to reflect updated pricing assumptions and in June 2024, RET provided updated revenue projections to Coliseum, including updated projected array revenue and gauge revenue, for the four year period from 2024 through 2027 (the “June Projections”). Further, in connection with Needham’s Fairness Opinion, discussed in more detail above, on August 23, 2024, RET management provided additional projections, including projected costs of goods sold, operating expenses, EBITDA, and non-GAAP free cash flow, for the five year period from 2024 through 2028 (the “August Projections”, and together with the March Projections and June Projections, the “Projections”). Needham was authorized and directed by Coliseum to use and rely upon the August Projections in connection with rendering its Fairness Opinion.
RET did not provide Coliseum with projected financial information other than the projected revenue numbers included in the Projections. The Projections were initially prepared by RET management for its internal use and not for public disclosure. Coliseum requested the March Projections and June Projections from RET to assist the Transaction Committee in evaluating the valuation of RET, as well as to assist Coliseum Management and Needham in their calculations, and requested the August Projections from RET to assist Needham in rendering its Fairness Opinion. The Projections are included in this proxy statement/prospectus solely to provide Coliseum shareholders access to the material financial forecasts that were made available to the Board, Transaction Committee, and Needham, and are not included in this proxy statement/prospectus to influence a Coliseum shareholder’s decision whether to vote for or against the Business Combination and the other proposals included in this proxy statement/prospectus or whether to exercise their redemption rights. No financial projections and assumptions were separately prepared by Coliseum management, but Coliseum’s management and advisors reviewed the Projections and underlying assumptions provided by RET. In the view of RET’s management, the Projections were prepared on a reasonable basis reflecting management’s currently available estimates and judgments. Further, RET affirmed to Coliseum that the August Projections reflect the view of RET management about its future performance as of December 2, 2024. However, the Projections are not a statement of fact and should not be viewed as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Projections.
The Projections reflect numerous estimates and material assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to RET’s business, all of which are difficult to predict and many of which are beyond RET’s and Coliseum’s control. The Projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond RET’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “RET Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the Projections will be realized or that the actual financial results will not be significantly higher or lower than the Projections. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience, events and business developments. The inclusion of the Projections in this proxy statement/prospectus should not be regarded as an indication that Coliseum or RET, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination and the other proposals included in this proxy statement/prospectus. Furthermore, the Projections do not purport to be a complete description of the financial analyses performed or factors considered. You are cautioned not to place undue reliance on the Projections in making a decision regarding the transaction, as the Projections may be materially different than actual results. Holdco will not refer back to the Projections in future periodic reports filed under the Exchange Act.
Certain of the measures included in the August Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by RET may not be comparable to similarly titled amounts used by other companies. Financial measures included in forecasts (including the August Projections) provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC if and to the extent such financial measures are included in the forecasts provided to the financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction and the forecasts are being disclosed in order to comply with the SEC rules or requirements under state or foreign law, including case law regarding disclosure of the financial advisor’s analyses. Therefore, the August Projections are not subject to the SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Needham for purposes of its Fairness Opinion, or by the Transaction Committee or Board in connection with their consideration of the Business Combination. Accordingly, no reconciliation of the financial measures included in the Projections is provided.
Neither WithumSmith+Brown, P.C., Coliseum’s independent auditors with respect to the audited financials of Coliseum as of and for the year ended December 31, 2023 and the unaudited financials of Coliseum as of and for the nine months ended September 30, 2024 and September 30, 2023, RBSM LLP, Coliseum’s independent auditors with respect to the audited financials of Coliseum as of and for the year ended December 31, 2022, WithumSmith+Brown, P.C., RET’s independent auditors with respect to the audited financials of RET as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022, and the unaudited financials of RET as of and for the nine months ended September 30, 2024 and September 30, 2023, or WithumSmith+Brown, P.C., Holdco’s independent auditors with respect to the audited financials of Holdco as of September 30, 2024 and for the period from May 21, 2024 (inception) through September 30, 2024, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.
The Projections do not take into account any circumstances or events occurring after they were prepared. The Projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, RET’s management. Although presented with numeric specificity, the Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of RET’s management. In addition, the Projections cover multiple years, and you should know that forecasted financial information, by its nature, becomes subject to greater uncertainty with each successive year.
The following tables sets forth all material prospective financial information regarding RET that was shared with Coliseum.
As of the date of this proxy statement/prospectus, RET has a limited operating history, has not yet generated any revenue, and has not entered into any binding agreements with clients for the purchase of its products or services, and its ability to generate revenue will depend on its ability to successfully build and commercialize rainfall generation technology.
Projected Revenue — March 2024
	For the Year Ending December 31,
	2024	2025	2026	2027
Total Revenue	$471,042	2,494,517	5,993,481	12,684,065
YoY Growth %		430%	140%	112%
Array Revenue	$355,416	2,236,079	5,514,731	10,632,502
YoY Growth %		529%	147%	93%
Gauge Revenue	$115,626	258,437	478,749	2,051,563
YoY Growth %		124%	85%	329%
Projected Revenue — June 2024
	For the Year Ending December 31,
	2024	2025	2026	2027
Total Revenue	$427,083	2,229,240	5,215,895	12,471,030
YoY Growth %		422%	134%	139%
Array Revenue	$311,458	1,907,802	4,566,833	10,397,592
YoY Growth %		533%	132%	128%
Gauge Revenue	$115,625	258,438	649,063	2,073,438
YoY Growth %		124%	151%	219%

Projected Revenue — August 2024
	For the Year Ending December 31,
	2024	2025	2026	2027	2028
Total Revenue	$471,042	$2,494,517	$5,993,481	$12,684,065	$19,886,296
YoY Growth %		430%	140.%	112%	57%
Array Revenue	$355,417	$2,236,079	$5,514,731	$10,632,502	$16,748,796
YoY Growth %		529%	147%	93%	58%
Gauge Revenue	$115,625	$258,438	$478,750	$2,051,563	$3,137,500
YoY Growth %		124%	85%	329%	53%
Cost of Goods Sold(1)	$(424,393)	$(570,393)	$(813,727)	$(1,359,787)	$(2,560,967)
Gross Profit(2)	$46,648	$1,924,123	$5,179,574	$11,324,278	$17,325,329
Gross Margin %	10%	77%	86%	89%	87%
Operating Expenses(3)	$(2,105,692)	$(3,844,126)	$(6,892,503)	$(12,684,065)	$(16,903,351)
EBITDA(4)	$(2,059,044)	$(1,920,003)	$(1,712,749)	$(1,359,787)	$421,978
Change in Working Capital(5)	$(37,683)	$(161,878)	$(279,917)	$(535,247)	$(576,178)
Free Cash Flow(6)	$(2,096,727)	$(2,081,881)	$(1,922,666)	$(1,895,033)	$(154,201)

(1)
Cost of Goods Sold was estimated based on expected cost and terms of customer contracts using RET management’s judgment. Costs are expected to increase as a direct result of obtaining and performing on purchase orders because RET’s arrays and gauges are built-to-order for each customer. See “Pricing” and “Costs” below for more information.

(2)
Gross Profit is calculated as Total Revenue less Cost of Goods Sold.

(3)
Operating Expenses consist primarily of research and development expense, with additional general and administrative expense and sales and marketing expense. RET management expects operating expenses to be modest in the near term and increase as RET’s business scales. See “Client Acquisition” and “R&D” below.

(4)
EBITDA means net profit (loss) before the impact of interest income or expense, provision for income tax, and depreciation and amortization. EBITDA is considered a non-GAAP financial measure, and should be considered in addition to, not as a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP.

(5)
Change in Working Capital is the difference between the working capital required in any one year and the working capital required in the immediately preceding year. RET’s working capital needs are expected to consist of moderate operational expenses associated with client acquisition and service. RET does not expect its business will require significant manufacturing, production, or inventory, and does not expect any capital expenditure during the five year projected period. Accordingly, RET management estimated that the working capital required each year would be a consistent 8% of the revenue projected for the year.

(6)
Free Cash Flow is calculated as EBITDA less change in working capital. Free Cash Flow does not include any capital expenditure. Free Cash Flow is considered a non-GAAP financial measure, and should be considered in addition to, not as a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP.

RET selected a five-year time period for the Projections because current addressable market and management’s estimate of demand based on ongoing conversations suggests visibility into client acquisition and installations through this period.
The Projections are based on the following assumptions:
•
Client Acquisition: The Projections assume a strong sales pipeline of actionable client targets that can be converted to revenue-generating clients beginning in 2024. Based on RET’s outreach and pipeline of prospective clients, RET management assumed the following client growth curve:

March Projections
	2024	2025	2026	2027
Clients (beginning of year)	—	1	2	2
Clients Gained	1	1	1	2
Clients Lost	—	—	(1)	(2)
Clients (end of year)	1	2	2	2
Arrays Installs	2	2	2	4
Gages Installs	25	25	25	200
June Projections
	2024	2025	2026	2027
Clients (beginning of year)	—	1	2	3
Clients Gained	1	1	2	4
Clients Lost	—	—	(1)	(1)
Clients (end of year)	1	2	3	6
Arrays Installs	2	2	4	10
Gages Installs	25	25	50	200
August Projections
	2024	2025	2026	2027	2028
Clients (beginning of year)	—	1	2	2	2
Clients Gained	1	1	1	2	3
Clients Lost	—	—	(1)	(2)	—
Clients (end of year)	1	2	2	2	5
Arrays Installs	2	2	2	4	10
Gages Installs	25	25	25	200	300
During the initial technology validation stage, in 2024, 2025, and 2026, the Projections assume sales of two arrays per customer, which RET management believes to be a reasonable estimate. While expanding services with each client, once past the initial technology validation stage, in 2027 and 2028, RET will also look to add additional product installations to build initial data points in new regions by providing maximum rain enhancement for clients, while collecting robust data sets to expand scientific validation.
The projected revenue occurring in 2024 includes revenue that RET management expects to generate from a binding Memorandum of Understanding (the “MOU”), dated March 15, 2023, between RET and Discovery Land Consolidated, LLC (“Discovery Land”). The MOU requires Discovery Land to use commercially reasonable efforts to purchase rain enhancement equipment from RET for certain real estate development projects under Discovery Land’s management between March 15, 2023 and December 31, 2025. Discovery Land intends to purchase a minimum of $500,000 of equipment during the term of the MOU based on agreed-upon pricing, however, Discovery Land is not obligated to purchase any equipment from RET. RET management has forecasted revenue based on the expected equipment requirements of the expected initial customer under the MOU, Barbuda Discovery Properties, with performance under the MOU projected to begin in the first quarter of 2025. RET has assumed such customer will start with a base package to install 2 units and 25 rain gauges under a two-year contract. Additionally, RET has been engaged in business development discussions with potential customers over the course of the preceding 1.5 years which has helped it understand the market potential and near-term opportunities. RET believes that its ability to convert these discussions to signed contracts is greatly enhanced with the addition of Chris Riley as Chief Executive Officer.

Projected revenue growth rates are significantly higher from 2024 to 2025 than in later projected years as a result of RET converting client prospects into revenue-generating clients, including pursuant to the MOU with Discovery Land, and building its initial client base. Management assumes that market acceptance of its technology will occur starting in 2025 leading to consistent expansion in new clients and conversion into higher tier pricing packages for clients to be acquired in 2025 and 2026. Projected revenue growth rates, and the expected number of arrays and gages installations per year, assume that (i) RET’s existing pipeline of clients, including those with MOUs, will be converted into revenue-generating clients and (ii) RET will continue identifying and servicing new clients in the current pipeline.
In the August Projections, RET management revised its client growth projections to shift one client acquisition from 2026 to 2028 as a result of the lengthened timeline of the Business Combination.
•
Pricing: RET plans to “land and expand” clients by starting with trial pricing under “Option A” below. After proving initial data points, RET will expand existing clients to “Option B” and “Option C” pricing. Services provided at “Option B” and “Option C” pricing will include increasing levels of on-site support, detailed weather analysis, detailed data reports, meteorological support and recommendations based on data analytics.

•
Pricing Package Option A:

•
Purchase Price: $750,000

•
Installation Fee: 35%

•
Software Service & Maintenance: $185,000

•
Pricing Package Option B:

•
Purchase Price: $1,250,000

•
Installation Fee: 35%

•
Software Service & Maintenance: $200,000

•
Pricing Package Option C:

•
Purchase Price: $1,250,000

•
Installation Fee: 35%

•
Software Service & Maintenance: $325,000

•
Costs: RET management estimates that the total cost to build one rain enhancement system, using identified suppliers, materials, labor, and facilities in Australia, is approximately $150,000. Additional costs will include administrative, transportation, raw materials, site local costs, annual maintenance and depreciation.

Per System Unit Economics:
Array Purchase Price	$750,000
Administrative Costs	2,000
Transportation Costs	10,000
Raw Materials	141,030
Site Local Costs	23,000
Annual Maintenance	63,000
Depreciation	8,411
Contribution Margin per System	$502,559
% Margin	67%
Total LTV	$502,559
Client Acquisition Cost	$187,500
LTV: CAC	2.7x
Annualized ROIC per System	3.0x

By bearing the risk on manufacturing and installing its own hardware and technology suite, RET ensures that initial installations are executed with maximal precision and quality to ensure high efficacy and create efficient, repeatable client onboarding processes. Once RET achieves payback on arrays for an installation, it is able to accrue with recurring software, services and maintenance revenue with no capital expenditure creating attractive operating leverage through the duration of the contract which can be extended through the life of the array (10-15 years).
•
Margin: Improvements in contribution margins will depend on RET’s ability to successfully implement its planned subscription service , ensuring arrays are well equipped to extend to outer range of useful life and extending contracts with each location after generating initial benefit. Based on the 2018 technology used in prior trials, the useful life of RET’s hardware is expected to be 10 to 15 years in the field, with opportunities to replace components to extend lifetimes potentially indefinitely, which will allow RET to serve each client over a period of many years while adding arrays to create larger affected coverage area. In addition, natural weather conditions may contribute to RET’s business model by allowing it to leverage certain geographies’ unique environmental features to promote enhanced rainfall production in specific areas and to serve more diverse sets of clients in various locations.

•
System Performance: RET management has assumed that the rain enhancement system will perform in line with the same technology’s performance when studied in Oman. See the section titled “Information About RET — Industry Background: Ionization Rainfall Generation” for more information.

•
R&D: As part of the “land and expand” strategy, RET intends to improve on existing rainfall generation technologies by introducing robust measurement tools, including automation technology, rain gauges, and weather stations, to more precisely quantify the positive water benefit it expects to deliver to millions globally. The Projections assume RET’s innovations are successful in converting clients from pricing package Option A to Option B or Option C over time.

The Projections do not include any assumed acquisition activity, or any efforts to license or develop additional water generation technologies (such as desalination, water purification, or mineral extraction).
•
Geographic Expansion: RET initially will focus on converting US clients with additional prospects with countries, localities in Italy, Africa, South America and other water stressed regions around the world.

•
Proceeds of the Business Combination: The Business Combination Agreement includes a $10 million Minimum Cash Condition. RET management expects to use such proceeds to hire employees focusing on product, sales, and operations, to streamline its go-to-market process, to develop additional rain enhancement systems for 2025 installations, validation testing of the technology, and software development to automate operations.

•
Operating Capital: RET management estimates $40 million capital requirements for its five-year business plan. Such funds are expected to be used to integrate and roll out software for the rain enhancement platform, to deliver additional water services through the “land and expand” client acquisition model, and potential acquisitions of other weather technology.

RET’s business plan assumes that the funds received from the Business Combination will be used for business development, new product development, equipment production and installation, and operations. Since the base technology and products are developed and proven, the increased need for capital will be a function of the growth in customer acquisition and projects. RET management believes that RET’s budget can be easily scaled to the funds actually received, and the targeted funds raised from the Business Combination will enable RET to grow its client base and have the capital necessary to deliver equipment and technology to the newly acquired clients, and develop new products to be added to the RET platform.
In the operating model, RET has assumed a conservative case on the key components of the operating expenses until RET becomes profitable in 2028. Below are the cumulative expenses RET expects to incur from 2024-2027:
•
R&D expenses: approximately $5.9M

•
general and administrative expenses: approximately $11.6M

•
sales and marketing expenses: approximately $7.9M

At the Closing of the Business Combination, assuming no additional redemptions and no Closing Offering or other financing, RET expects to have $11.6 million of working capital after the payment of transaction expenses. As redemptions increase, the amount of working capital is expected to decrease, unless the parties obtain third-party financing or renegotiate and reduce transaction expenses. See “Unaudited Pro Forma Combined Financial Information” for more information. The following table presents Holdco’s anticipated liquidity position at various redemption levels, assuming the Minimum Cash Condition is met and without additional financing:
	Assuming No Redemptions	Assuming 25% Redemptions	Assuming Maximum Redemptions(1)
Cash from Trust Account available to satisfy Minimum Cash Condition(2)	$20,055,086	$15,041,315	$10,001,844
Transaction Expenses	$(8,438,943)	$(8,438,943)	$(8,438,943)
Cash from Trust Account remaining after payment of Transaction Expenses	$11,616,143	$6,602,372	$1,562,901

(1)
Assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(2)
Uses an illustrative per share price of $11.22, based on the amount in the Trust Account as of September 30, 2024.

RET management has determined that RET will be able to execute on its operating plan for at least the next 12 months following the Closing if RET receives at least $10 million in proceeds from the Business Combination, after giving effect to redemptions of Public Shares but before the payment of transaction expenses (which formed the basis for the $10 million Minimum Cash Condition). RET’s ability to continue its business based on such anticipated funding also accounts for adjusting production ramp-up in order to align the associated cash requirements, especially for working capital, with actual timing and/or realized proceeds of the Business Combination. Adjustments can be made by either reducing or shifting planned operational costs and R&D investments, on a short-term basis, until additional funding is obtained.
A capital efficient approach to product development and go-to-market will be an essential catalyst to organic growth of RET’s platform. One of the key aspects of RET’s financial profile is that the technology is proven and does not require further development costs. All R&D expenses will be dedicated to building new products to enhance RET’s comprehensive rain enhancement platform. In the Projections, RET has assumed a conservative case around key components of operating burn until RET is expected to become profitable in 2028.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS), BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS RET’S FINANCIAL PROJECTIONS, HOLDCO, COLISEUM, AND RET UNDERTAKE NO OBLIGATIONS AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE PROJECTIONS AND THEIR PRESENTATION TO THE TRANSACTION COMMITTEE.
Satisfaction of 80% Test
It is a requirement under Nasdaq rules that Coliseum completes one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account

(excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of Coliseum’s signing a definitive agreement in connection with its initial business combination.
As of the date of the execution of the Business Combination Agreement, the balance of funds in the Trust Account was approximately $31.7 million, plus taxes payable on the income earned on the Trust Account, and 80% thereof was approximately $25.4 million. Based on the enterprise value of RET of approximately $45 million, the Transaction Committee and Board determined that such requirement was met. In light of the financial background and experience of the members of Coliseum’s management team and the Transaction Committee and Board, the Transaction Committee and Board and believe that the members of Coliseum’s management team and the Transaction Committee and Board are qualified to determine whether the Business Combination meets the 80% test.
Sources and Uses of Proceeds of the Business Combination
The following table summarizes the anticipated sources and uses of proceeds from the Business Combination, in various redemptions scenarios. Such tables are for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.
Sources:
(In Millions)	No Additional Redemptions	25% Redemptions Scenario	Maximum Redemptions Scenario(1)
Cash in the Trust Account(2)	$20.1	$15.0	$10.0
Equity Rollover	$45.0	$45.0	$45.0
Total Sources	$65.1	$60.0	$55.0

(1)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(2)
Assumed redemption price of approximately $11.22 per share.

Uses:
(In Millions)	No Additional Redemptions	25% Redemptions Scenario	Maximum Redemptions Scenario(1)
Equity Rollover	$45.0	$45.0	$45.0
Cash to Balance Sheet	$11.7	$6.6	$1.6
Transaction Expenses(2)	$8.4	$8.4	$8.4
Total Uses	$65.1	$60.0	$55.0

(1)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(2)
See “Unaudited Pro Forma Combined Financial Information” for more information about assumed transaction expenses.

RET’s Reasons for Entering into the Business Combination Agreement
As detailed above, RET was founded to provide the world with reliable access to water by developing, manufacturing and commercializing ionization rainfall generation technology. To achieve these goals, RET needs capital to recruit and retain expert personnel, develop its technology, and purchase the physical assets necessary to manufacture and deliver its ionization hardware arrays. The capital from the Business Combination, and its status as a public company, will provide RET with some of the funding, and access to capital, necessary to drive this growth. Until such time as RET can generate significant revenue from sales of its rain generation systems, it expects to finance its cash needs through public or private equity or debt financings or other capital sources, including potential collaborations and other similar arrangements.
RET believes that its capitalization and expected listing on Nasdaq will be a considerable advantage over smaller private companies in the water technology sphere. It aims to retain the advantages of a nimbler startup over long-established industrial players, with the funding and capital needed to execute its strategy.
Given the reduced interest in IPOs over the past two years, RET decided that the Business Combination offered a more successful path to a listing on Nasdaq. As part of the Business Combination, RET plans to obtain one or more financing commitments in the form of private placement transactions with institutional investors, backstops against exercises of redemptions by Public Shareholders, non-redemption agreements, or any other form of equity or equity-related financing, in each case on commercially reasonable and market-based terms reasonably acceptable to RET and Coliseum.
RET management considered the costs and benefits of the Business Combination and had numerous meetings with financial, business and legal advisors who advised on the financial risks and benefits of entering into the Business Combination Agreement. In addition, Paul Dacier and Harry You had experience with both SPACs and emerging growth technology companies. RET reviewed and negotiated the Business Combination Agreement and was thoroughly informed about the nature of the SPAC process and potential for redemptions of Public Shares by Public Shareholders. RET decided that the Business Combination was fair, advisable and in the best interests of RET and its shareholders.
The factors considered by RET in entering into the Business Combination Agreement with Coliseum included, but were not limited to, the following:
•
Access to Future Capital.   As a public company RET will have greater access to capital through follow-on offerings. It will also put RET in a better position to obtain debt financing from the public debt markets that rely on the periodic reporting requirements of public companies to assess risk and make lending decisions.

•
Ability to Attract and Retain Highly Skilled Management and Engineers.   RET will be able to attract and retain a higher caliber of employees with the ability to grant liquid equity instruments such as stock options and restricted stock awards.

•
Enhanced Profile and Publicity.   RET’s public profile will be enhanced as a public company, resulting in greater confidence in RET by customers, suppliers and partners. RET’s listing on Nasdaq will be a considerable advantage over smaller private companies in the water technology sphere, and increase the impact of its press releases and public relations.

•
Stronger Ability to Complete Acquisitions.   As a public company RET would have greater ability to acquire companies and technology through use of its stock in payment, saving cash and making it able to outcompete private competitor companies in terms of inorganic growth opportunities.

•
Coliseum Offers Attractive Path to Becoming a Public Company.   The Business Combination with Coliseum provides RET an attractive path to becoming a public company. In addition, Coliseum is closely aligned with RET and supports its business model, funding needs, and strategic goals.

Anticipated Accounting Treatment
The Business Combination is made up of the series of transactions provided for in the Business Combination Agreement as described elsewhere within this proxy statement/prospectus. The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Coliseum will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be the equivalent of RET issuing shares for the net assets of Coliseum, accompanied by a recapitalization. The net assets of both Coliseum will be stated at historical cost, with no goodwill or other intangible assets recorded. See “Unaudited Pro Forma Combined Financial Information — Accounting for the Business Combination.”
Regulatory Approvals
Each of Coliseum and RET has agreed to use their respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Business Combination Agreement in the most expeditious manner practicable and to obtain in the most expeditious manner practicable all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Business Combination Agreement.
The parties have determined that the Business Combination is not reportable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, referred to in this document as the HSR Act. Thus, the Business Combination is not subject to the termination or expiration of any waiting period under the HSR Act.
Appraisal Rights
In respect of the special resolution to approve the Merger Proposal, under section 238 of the CACI, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The CACI prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares.
Holders of Coliseum Ordinary Shares wishing to exercise such dissenters’ rights and make a demand for payment of the “fair value” for their Coliseum Ordinary Shares must give written notice of their objection to the SPAC Merger to Coliseum prior to the Extraordinary General Meeting, or at the Extraordinary General Meeting but before the vote on the Merger Proposal and follow the procedures set out in Section 238 of the CACI.
Coliseum shareholders should, however, take note of the following:
(a)
a holder of Coliseum Ordinary Shares who dissents must elect to dissent in respect of all of their Coliseum Ordinary Shares; and

(b)
these appraisal rights may subsequently be lost and extinguished, including where the parties determine to delay the consummation of the SPAC Merger in order to invoke the limitation on rights of dissenters under section 239(1) of the CACI, in which event any Coliseum shareholder who has sought to exercise dissent rights would receive the merger consideration comprising Holdco Common Stock in accordance with the terms of the Business Combination Agreement.

The Board is of the view that the “fair value” of the Coliseum Ordinary Shares for the purposes of these appraisal rights will be equal to the Redemption Price and, accordingly, any holder of Coliseum Ordinary Shares who wishes to dissent from the Business Combination should exercise their redemption rights rather than any appraisal rights.
See the section entitled “Appraisal Rights and Dissenters’ Rights” for more information.
Stifel’s Waiver of its Deferred Compensation
At the request of Coliseum, in order to reduce transaction costs in connection with the Business Combination and facilitate the Transfer Transaction, on June 12, 2023, Stifel agreed to waive its entitlement to the payment of the deferred underwriting fee which, pursuant to the Underwriting Agreement, was to become payable upon completion of Coliseum’s initial business combination. Accordingly, Stifel will not receive any portion of the $5,625,000 deferred underwriting fee. Stifel was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Stifel and any party with respect to the waiver. There is no dispute among any of the parties to the Business Combination with respect to the services provided or the waiver of such deferred underwriting fee by

Stifel. Stifel did not participate in any aspect of the Business Combination and Coliseum has no other contractual relationship with Stifel, except for the continuing indemnity obligations under the Underwriting Agreement as described in more detail below. Stifel has no responsibility for any of the disclosure in this proxy statement/prospectus. See the risk factor entitled “Stifel, the underwriter of the Coliseum IPO, was to be compensated in part on a deferred basis for already-rendered services in connection with Coliseum’s IPO. However, Stifel agreed to waive such compensation in connection with the Transfer Transaction. Stifel had no role in this Business Combination and does not have any responsibility for this proxy statement/prospectus.”
Shareholders should be aware that the waiver of deferred underwriting fees is unusual and may indicate that Stifel does not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and Coliseum Shareholders should not place any reliance on the fact that Stifel was previously involved in Coliseum’s IPO.
In addition, although Stifel waived its entitlement to any deferred underwriting fee payable to it pursuant to the Underwriting Agreement, certain provisions of the Underwriting Agreement were not waived by Stifel. In particular, Stifel did not waive its rights to indemnification and contribution under the Underwriting Agreement. As a result, if any claims, litigation, disputes or other legal proceedings are brought by third parties against Stifel in relation to its services provided under the Underwriting Agreement, then Coliseum (and Holdco after the Closing) may be liable to pay for or reimburse Stifel for such losses and costs it incurs, subject to the limitations set forth in the Underwriting Agreement. In addition, the Underwriting Agreement contains a contribution provision in the event that the indemnity obligations are unavailable or insufficient to hold harmless an indemnified party; however, Stifel will not be required to contribute any amount in excess of the amount by which the total price at which the offered securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay. Therefore, there can be no assurance that Coliseum (or Holdco after the Closing) would have sufficient funds to satisfy such indemnification claims.
Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions
Pursuant to the Underwriting Agreement, at the time of the IPO, Coliseum provided an upfront discount to Stifel of $0.20 per Unit, or $3,000,000. As described above, in connection with the Transfer Transaction, Stifel agreed to waive its entitlement to deferred underwriting fees in an amount of $5,625,000. Accordingly, Stifel will not receive any portion of the $5,625,000 deferred underwriting fee. Stifel was not provided, and will not be provided, from any source, any consideration in exchange for its waiver of its entitlement to the payment of the deferred compensation or with respect to any agreements, arrangements or understandings between Stifel and any party with respect to the waiver.
The following table illustrates the effective underwriting discount on a percentage basis for Public Shares at each redemption level identified below, taking into account that the upfront discount will not be adjusted based on redemptions and Stifel’s waiver of the deferred underwriting discount:
	No Additional Redemptions Scenario	25% Redemptions Scenario	Maximum Redemptions Scenario(1)
Unredeemed Public Shares	1,787,112	1,340,334	891,266
Trust Proceeds to Holdco(2)	$20,051,396.64	$15,038,547.48	$10,000,004.52
Upfront Underwriting Discount	$3,000,000.00	$3,000,000.00	$3,000,000.00
Deferred Underwriting Discount	$5,625,000.00	$5,625,000.00	$5,625,000.00
Deferred Underwriting Discount, after waiver	$—	$—	$—
Total Underwriting Discount, before waiver	$8,625,000.00	$8,625,000.00	$8,625,000.00
Total Underwriting Discount, before waiver	$3,000,000.00	$3,000,000.00	$3,000,000.00
Total Underwriting Discount, before waiver as a percentage of Trust Proceeds to Holdco	43.01%	57.35%	86.25%
Total Underwriting Discount, after waiver as a percentage of Trust Proceeds to Holdco	14.96%	19.95%	30.00%

(1)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(2)
Uses an illustrative per share price of $11.22, based on the amount in the Trust Account as of September 30, 2024.

Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination
In considering the recommendation of the Board to vote in favor of approval of the Business Combination Proposal, Merger Proposal, and the Adjournment Proposal, shareholders should keep in mind that Coliseum’s Previous Sponsor, New Sponsor, directors and executive officers, advisors and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated Coliseum shareholders. In particular:
•
the continued indemnification of former and current directors and officers of Coliseum and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•
the fact that the Previous Sponsor, New Sponsor and Sponsor Affiliate have each waived their right to redeem any Founder Shares in connection with a shareholder vote to approve a proposed initial business combination;

•
the fact that the New Sponsor purchased 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants for an aggregate of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension, and such securities will have a significantly higher value at the time of the Business Combination, estimated at approximately $29.6 million based on the closing price of $11.20 per Class A Ordinary Share and $0.11 per Public Warrant on Nasdaq on November 26, 2024. Coliseum estimates that, at the Closing, Harry You will hold an aggregate of 2,397,377 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock, which if unrestricted and freely tradeable, would be valued at approximately $27.1 million, based on the $11.20 closing price of the Class A Ordinary Shares on November 26, 2024. However, given that such shares of Holdco Class A Common Stock and Holdco Class B Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Coliseum believes such shares have less value;

•
the fact that the New Sponsor paid an aggregate of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension for 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants, each such Private Placement Warrant is exercisable commencing 30 days following the Closing, at an exercise price of $11.50 per share of Holdco Class A Common Stock. Coliseum estimates that, at the Closing, the New Sponsor, which is controlled by Harry You, will hold an aggregate of 2,257,500 Holdco Warrants, which if unrestricted and freely tradeable, would be valued at approximately $248,325, based on the $0.11 closing price of the Coliseum Warrants on November 26, 2024. However, given that Holdco Warrants will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Coliseum believes such warrants have less value;

•
the fact that the Previous Sponsor paid approximately $0.006 per share for 3,750,000 Founder Shares and $1.50 per warrant for 3,225,000 Private Placement Warrants, and following the Transfer Transaction the Previous Sponsor retained 1,125,000 Founder Shares and 967,500 Private Placement Warrants. Such securities retained by the Previous Sponsor will have a significantly higher value at the time of the Business Combination, estimated at approximately $12.7 million based on the closing price of $11.20 per Class A Ordinary Share and $0.11 per Public Warrant on Nasdaq on November 26, 2024. Coliseum estimates that, at the Closing, the Previous Sponsor will hold 924,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants, which if unrestricted and freely tradable, would be valued at approximately $10.4 million and $106,425, based on the $11.20 closing price of the Class A Ordinary Shares and $0.11 closing price of the Coliseum Warrants, respectively, on November 26, 2024;
•
the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Previous Sponsor, New Sponsor and Sponsor Affiliate are likely to be able to make a substantial profit on their investment in Coliseum even at a time when the Holdco Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and Coliseum liquidates without completing another initial business combination, the Previous Sponsor, New Sponsor and Sponsor Affiliate would lose their entire investment in Coliseum;

•
the fact that Harry You was involved in initial efforts to organize RET through, among other things, the payment of approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET (which note has an annual interest rate of 5% and is currently due on demand), and negotiation of certain of RET’s intellectual property license agreements;

•
the fact that, after the Business Combination Agreement was signed, on August 23, 2024, Mr. You entered into a subscription agreement to purchase 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock in the aggregate amount of $450,000 and, as a result of the Company Merger, such shares of Company Class A Common Stock will be converted into 197,257 shares of Holdco Class A Common Stock and such shares of Company Class B Common Stock will be converted into 23,483 shares of Holdco Class B Common Stock, based on the Estimated Exchange Ratio;

•
the fact that, after the Business Combination Agreement was signed, on August 23, 2024, RET granted to Mr. You options to purchase 1,000 shares of Company Class A Common Stock at an exercise price of $2,955.78 (which the Company determined to be the then-current fair market value, based in part on a valuation from an independent third party valuation firm), and that, as a result of the Company Merger and the conversion of Company Options into Holdco Options at the Closing, Mr. You will hold 1,457,621 Holdco Options exercisable to purchase 1,457,621 shares of Holdco Class A Common Stock at an exercise price of $2.03 per share at the Closing assuming such options are exercised for cash, based on the Estimated Exchange Ratio;

•
the fact that, upon liquidation, the New Sponsor and Sponsor Affiliate will lose their entire investment in Coliseum, which totals approximately $2.2 million as of the date of this proxy statement/prospectus, comprising the $1.00 purchase price for 2,265,000 Founder Shares and 2,257,500 Private Placement Warrants, $500,000 of Contributions to Coliseum’s Trust Account in connection with the First Extension and $150,000 of New Contributions to Coliseum’s Trust Account in connection with the Third Extension, and approximately $1.6 million in advances as of the date of this proxy statement/prospectus. The potential loss of this investment may have incentivized New Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•
the fact that, if the Trust Account is liquidated, including in the event Coliseum is unable to complete an initial business combination within the Combination Period, the New Sponsor has agreed that it will be liable to Coliseum if and to the extent any claims by a third party for services rendered or products sold to Coliseum, or a prospective target business with which Coliseum has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case, the net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that Harry You is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors;

•
the fact that Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing. As such, in the future, Ms. Truong may receive compensation for her service as an officer of Holdco, which may consist of base salary, cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay its executive officers;

•
the fact that the New Sponsor and its affiliates have made an aggregate of $650,000 of Working Capital Loans to Coliseum in connection with the First Extension and Third Extension as of the date of this proxy statement/prospectus, which may be converted into Private Placement Warrants or repaid in cash at the Closing. However, if Coliseum fails to consummate a business combination within the Combination Period, such loans will not convert into warrants and will only be repaid to the extent of any cash outside of the Trust Account. The New Sponsor and its affiliates will not have any claim against the Trust Account for reimbursement such loans;

•
the fact that the New Sponsor and its affiliates have made an aggregate of approximately $1.6 million in advances to Coliseum as of the date of this proxy statement/prospectus, which will be repaid in cash at the Closing. Coliseum owes the New Sponsor $170,000 of accrued administrative services fees as of the date of this proxy statement/prospectus. However, Additionally, Coliseum will pay Harry You an aggregate of $500,000 as reimbursement of out-of-pocket expenses incurred by him related to identifying, investigating, negotiating and completing an initial business combination. However, if Coliseum fails to consummate a business combination within the Combination Period, such persons will not have any claim against the Trust Account for reimbursement. Accordingly, Coliseum may not be able to reimburse these advances and expenses if the Business Combination or another business combination is not completed by such date;

•
the fact that each of Coliseum’s directors, other than Harry You, will receive $100,000 in cash as compensation for director services upon the earlier of the Closing or Coliseum’s liquidation. Although such directors are entitled to receive such compensation even if Coliseum does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that Coliseum liquidates, Coliseum may be unable to pay such director fees;

•
the fact that, pursuant to the Registration Rights Agreement, the New Sponsor and Sponsor Affiliate will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Class A Common Stock and Holdco Warrants held by such parties following the consummation of the Business Combination. Coliseum estimates that the New Sponsor and Sponsor Affiliate will hold an aggregate of 3,878,481 shares of Holdco Class A Common Stock and 2,257,500 Holdco Warrants subject to registration rights, including shares of Holdco Class A Common Stock underlying Holdco Class B Common Stock, shares issuable upon the exercise of Holdco Options, and after reflecting forfeitures pursuant to the Extension Non-Redemption Agreements;

•
the fact that, pursuant to the Registration Rights Agreement, the Previous Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Class A Common Stock and Holdco Warrants held by the Previous Sponsor following the consummation of the Business Combination. Coliseum estimates that the Previous Sponsor will hold an aggregate of 924,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants subject to registration rights, after reflecting forfeitures pursuant to the Extension Non-Redemption Agreements; and

•
the fact that the SPAC Organizational Documents contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with Coliseum but were not offered due to a Coliseum director’s duties to another entity. Coliseum does not believe that the waiver of the corporate opportunity doctrine in the SPAC Organizational Documents interfered with its ability to identify an acquisition target.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to Coliseum, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Coliseum — Conflicts of Interest.”
Interests of the RET Founders in the Business Combination
In considering the recommendation of the Board to vote in favor of approval of the Business Combination Proposal, Merger Proposal, and the Adjournment Proposal, unaffiliated Coliseum shareholders should keep in mind that the RET Founders and entities affiliated with them have interests in such proposals that are different from, or in addition to, those of unaffiliated Coliseum shareholders. In particular:
•
the fact that Harry You, who is one of the RET Founders, is expected to become a director of Holdco upon the Closing.

•
the fact that Harry You holds 1,000 vested Company Options and Niccolo de Masi holds 500 vested Company Options, which will become 1,457,621 and 728,810 Holdco Options, respectively, in connection with the Business Combination, with each Holdco Option exercisable for one share of Holdco Class A Common Stock at an exercise price of $2.03 per share;

•
the fact that, assuming the Maximum Redemptions Scenario, the RET Founders will own approximately 64.4% of Holdco Common Stock outstanding immediately following the Closing and approximately 68.2% of the voting power of outstanding Holdco Common Stock;

•
the continued right of the RET Founders to hold Holdco Class B Common Stock after the Closing. Each share of Holdco Class B Common Stock will have 15 votes per share, as described in more detail elsewhere in this proxy statement/prospectus; and

•
the fact that Harry You and Niccolo de Masi have each lent $200,000 to RET (which is documented by a non-convertible promissory note that bears interest at a rate of 5% per annum and is currently due on demand), and Mr. You has paid approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, and that RET may not have the funds to repay such amounts if the Business Combination is not completed.

See “Risk Factors” and “Related Party Transactions” for more information related to certain transactions and arrangements between RET and the RET Founders.
Compensation Received by the Previous Sponsor, New Sponsor, Sponsor Affiliate, Officers and Directors
Set forth below is a summary of the amount of compensation and securities received or to be received by the Previous Sponsor, New Sponsor, Sponsor Affiliate and Coliseum’s directors in connection with the Business Combination and related transactions.
	Securities to be Received	Other Compensation
Previous Sponsor
942,909 shares of Holdco Class A Common Stock upon the exchange of 942,909 Founder Shares, initially acquired by the Previous Sponsor prior to Coliseum’s IPO at a price of approximately $0.006 per share.
967,500 Holdco Warrants upon the conversion of 967,500 Private Placement Warrants, initially acquired by the Previous Sponsor in a private placement consummated concurrently with
None.

	Securities to be Received	Other Compensation
Coliseum’s IPO at a price of $1.50 per Private Placement Warrant.
New Sponsor
2,257,500 Holdco Warrants upon the conversion of the 2,257,500 Private Placement Warrants held by the New Sponsor.
In June 2023, the New Sponsor purchased in the Transfer Transaction from the Previous Sponsor an aggregate of (i) 2,625,000 Founder Shares and (ii) 2,257,500 Private Placement Warrants for an aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor.

On June 22, 2023, Coliseum issued a Convertible Note to New Sponsor with a principal amount up to $1.5 million. As of the date of this proxy statement/prospectus, the outstanding amount under such Convertible Note is $650,000. Such outstanding amount may be converted into Private Placement Warrants at $1.50 per warrant or repaid in cash at the Closing.
In June 2023 and in connection the Transfer Transaction, Coliseum agreed to pay the New Sponsor a total of $10,000 per month for administrative, financial and support services through the Closing. Coliseum owes the New Sponsor $170,000 of accrued administrative services fees as of the date of this proxy statement/prospectus.
As of the date of this proxy statement/prospectus, the New Sponsor had advanced approximately $1.6 million to Coliseum for working capital purposes. These amounts are expected to be paid upon consummation of the Business Combination with operating capital funds to the extent available.

Sponsor Affiliate
2,200,120 shares of Holdco Class A Common Stock upon conversion of the 2,200,120 Coliseum Class A Ordinary Shares the New Sponsor will hold as of immediately prior to the Closing, after deducting 424,880 Forfeited Shares.
In June 2023, the New Sponsor purchased in the Transfer Transaction from the Previous Sponsor an aggregate of (i) 2,625,000 Founder Shares and (ii) 2,257,500 Private Placement Warrants for an aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination

The Sponsor Affiliate will be reimbursed an aggregate of $500,000 of out-of-pocket expenses incurred by the Sponsor Affiliate related to identifying, negotiating, investigating and completing the Business Combination. On August 22, 2024, Coliseum and the Sponsor Affiliate entered into an amendment to the Letter Agreement pursuant to which Coliseum agreed to reimburse Mr. You an aggregate of $500,000 for such out-of-pocket expenses.
The Sponsor Affiliate advanced funds in an aggregate amount of $200,000 to RET, which is documented by a nonconvertible promissory note in the principal amount of $600,000, which bears interest at a rate of 5% per annum and is due on demand.

	Securities to be Received	Other Compensation

(Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor.
197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock upon the exchange of 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, respectively, in the Company Merger, for which the Sponsor Affiliate paid $450,000.
Holdco Options to purchase 1,457,621 shares of Holdco Class A Common Stock assuming such options are exercised for cash at an exercise price of $2.03 upon the exchange of 1,000 Company Options in the Company Merger, which Company Options were granted to Mr. You in connection with services he provided to RET.
As of the date of this proxy statement/prospectus, the Sponsor Affiliate has made approximately $220,000 in advances to RET, which are expected to be repaid at the Closing.
Directors	None	Coliseum’s directors, other than Harry You, will each receive $100,000 of cash compensation for their services as directors of Coliseum, payable upon the earlier of the completion of the Business Combination or Coliseum’s liquidation. None of the funds in the Trust Account will be used to compensate Coliseum’s directors.
Officers	None	Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing, and as such, in the future, Ms. Truong may receive compensation for

Securities to be Received	Other Compensation
her service as an officer of Holdco, which may consist of base salary, cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay its executive officers.
The cash compensation paid to directors, the reimbursement of expenses and advances, and the securities issued to the Previous Sponsor, New Sponsor and Sponsor Affiliate may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Dilution”.
Potential Purchases of Public Shares and/or Public Warrants
The New Sponsor, Sponsor Affiliate, Coliseum’s directors, officers, advisors or their affiliates may purchase Public Shares or Public Warrants or a combination thereof, in privately-negotiated transactions or in the open market either prior to or following the completion of the Business Combination. There is no limit on the number of securities such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Coliseum’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.
Coliseum has adopted an insider trading policy which requires insiders to (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information and (2) clear certain trades prior to execution. Coliseum cannot currently determine whether its insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, Coliseum’s insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.
In the event that the New Sponsor, Sponsor Affiliate, Coliseum’s directors, officers, advisors or their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the Business Combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against the Business Combination. Coliseum does not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions prior to completion of the Business Combination. It is intended that, if Rule 10b-18 would apply to purchases by the New Sponsor, Coliseum’s directors, officers, advisors or their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.
The purpose of such transaction could be to (1) increase the likelihood of obtaining shareholder approval of the Business Combination, (2) reduce the number of Public Warrants outstanding or (3) satisfy a closing condition in an agreement with a target that requires Coliseum to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Any such purchases of Coliseum’s securities may result in the completion of the Business Combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of Coliseum’s securities and the number of beneficial holders of Coliseum’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of Coliseum’s securities on a national securities exchange.
The New Sponsor, Sponsor Affiliate, Coliseum’s directors, officers, advisors or their affiliates anticipate that they may identify the shareholders with whom the New Sponsor, Coliseum’s directors, officers, advisors or their affiliates may pursue privately-negotiated purchases by either the shareholders contacting Coliseum directly or by Coliseum’s receipt of redemption requests tendered by shareholders following Coliseum’s mailing of proxy materials in connection with the Business Combination. To the extent that the New Sponsor, Coliseum’s directors, officers, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such shareholder has already submitted a proxy with respect to the Business Combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase The New Sponsor, Coliseum’s directors, officers, advisors or their affiliates will only purchase Public Shares and Public Warrants if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.
Additionally, in the event the New Sponsor, Sponsor Affiliate, Coliseum’s, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that the New Sponsor, Sponsor Affiliate, directors, officers, advisors and their affiliates may purchase Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

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if the New Sponsor, Sponsor Affiliate, Coliseum’s directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders outside the redemption process, they would do so at a price no higher than the Redemption Price;

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this proxy statement/prospectus would include a representation that any of the Public Shares purchased by the New Sponsor, Sponsor Affiliate, directors, officers, advisors and their affiliates from Public Shareholders outside the redemption process would not be voted in favor of approving the Business Combination;

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the New Sponsor, Sponsor Affiliate, Coliseum’s directors, officers, advisors and their affiliates would not possess any redemption rights with respect to Coliseum’s securities or, if they do acquire and possess redemption rights, they would waive such rights; and

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Coliseum would disclose in a Current Report on Form 8-K, to be filed before the Extraordinary General Meeting, the following material items:

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the number of Public Shares purchased outside of the redemption offer by the New Sponsor, Sponsor Affiliate, directors, officers, advisors or their affiliates, along with the purchase price;

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the purpose of the purchases of Public Shares by the New Sponsor, Sponsor Affiliate, directors, officers, advisors or their affiliates;

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the impact, if any, of the purchases of Public Shares by the New Sponsor, Sponsor Affiliate, directors, officers, advisors or their affiliates on the likelihood that the Business Combination will be approved and consummated;

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the identities of the selling shareholders who sold such Public Shares the New Sponsor, Sponsor Affiliate, directors, officers, advisors or their affiliates (if not purchased on the open market) or the nature of Coliseum’s security holders (e.g., 5% security holders) who sold such Public Shares to the New Sponsor, Sponsor Affiliate, directors, officers, advisors or their affiliates; and

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the number of Public Shares for which Coliseum has received redemption requests pursuant to its redemption offer.

Benefits and Detriments of the Business Combination
The following describe the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination:
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Coliseum:   The Coliseum Board and the Transaction Committee determined that the Business Combination presents an attractive business opportunity in light of certain factors, including RET’s future business and financial condition and prospects, strong management team, RET’s water infrastructure advantage and in light of the other opportunities for business combinations reasonably available to Coliseum. The Transaction Committee and Coliseum Board also considered the potential detriments of the Business Combination to Coliseum, including the reliance on projections, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomics risks, the absence of possible structural protections for minority shareholders, and the risks and costs to Coliseum if the Business Combination is not achieved, including the risk that it may result in Coliseum being unable to complete a business combination and force Coliseum to liquidate. For more information, see “— The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination,” and various risks described under the section entitled “Risk Factors.”

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New Sponsor and Sponsor Affiliate:   New Sponsor and Sponsor Affiliate expect to receive substantial consideration in the Business Combination, including (i) 2,200,120 shares of Holdco Class A Common Stock and 2,257,500 Holdco Warrants upon the exchange of 2,200,120 Founder Shares and 2,257,500 Private Placement Warrants pursuant to the SPAC Merger, which were purchased from the Previous Sponsor for an aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan), (ii) 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock upon the exchange of 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, respectively, held by the Sponsor Affiliate in the Company Merger, for which Sponsor Affiliate paid $450,000, (iii) options to purchase 1,457,621 shares of Holdco Class A Common Stock assuming such options are exercised for cash at an exercise price of $2.03 upon the exchange of 1,000 Company Options in the Company Merger, (iv) the repayment to the New Sponsor of an aggregate of approximately $1.6 million in advances made by the New Sponsor to Coliseum as of the date of this proxy statement/prospectus, $170,000 accrued administrative services fees as of the date of this proxy statement/prospectus, and $650,000 of Working Capital Loans to Coliseum outstanding as of the date of this proxy statement/prospectus (which may be either repaid in cash or converted into Private Placement Warrants at a price of $1.50 per warrant), (v) the reimbursement of $500,000 of out-of-pocket expenses incurred by Mr. You related to identifying, negotiating, investigating and completing the Business Combination, and (vi) the repayment to the Sponsor Affiliate for advances to RET through the date of this proxy statement/prospectus of approximately $220,000 and $200,000 of outstanding note payable owed by RET (which note has an annual interest rate of 5% and is currently due on demand). In addition, Coliseum has agreed to pay the New Sponsor a total of $10,000 per month for administrative, financial and support services through the Closing. As a result of the low price paid by the New Sponsor and Sponsor Affiliate for their equity in Coliseum, and as a result of the Sponsor Affiliate’s equity in RET, such persons are likely to be able to make a substantial profit on their investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Previous Sponsor, New Sponsor, Sponsor Affiliate, Officers and Directors.” The New Sponsor and Sponsor Affiliate will only be able to realize a return on their equity in Coliseum

(which may be materially higher than the return realized by Public Shareholders and Public Warrant holders) if Coliseum completes a business combination within the Combination Period. Additionally, the New Sponsor and Sponsor Affiliate will not be reimbursed for the funds advanced and loaned to Coliseum if Coliseum does not complete a business combination. In addition, the New Sponsor and Sponsor Affiliate face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the New Sponsor’s and Sponsor Affiliate’s role in the Business Combination, and the risk that if the Business Combination is not achieved, Coliseum may be unable to consummate a business combination and be forced to liquidate, resulting in the New Sponsor’s and Sponsor Affiliate’s investment being worthless.
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Previous Sponsor:   The Previous Sponsor expects to receive substantial consideration in the Business Combination, including 942,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants upon the exchange of 942,909 Founder Shares and 967,500 Private Placement Warrants pursuant to the SPAC Merger, which the Previous Sponsor acquired for approximately $0.006 per share and $1.50 per Private Placement Warrant, respectively. As a result of the low price paid by the Previous Sponsor for its equity in Coliseum, the Previous Sponsor is likely to be able to make a substantial profit on its investment even at a time when Public Shareholders have lost significant value. For more information, see “— Compensation Received by the Previous Sponsor, New Sponsor, Sponsor Affiliate, and Directors.” The Previous Sponsor will only be able to realize a return on their equity in Coliseum (which may be materially higher than the return realized by Public Shareholders and Public Warrant holders) if Coliseum completes a business combination within the Combination Period. In addition, the Previous Sponsor faces potential detriments from the Business Combination, including the risk that if the Business Combination is not achieved, Coliseum may be unable to consummate a business combination and be forced to liquidate, resulting in the Previous Sponsor’s investment being worthless.

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Coliseum Directors:   Coliseum’s directors (other than Harry You) are entitled to receive $100,000 in cash as compensation for director services upon the earlier of the Closing or Coliseum’s liquidation. Although such directors are entitled to receive such compensation even if Coliseum does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that Coliseum liquidates, Coliseum may be unable to pay such director fees. In addition, the Coliseum directors face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or such directors’ roles in the Business Combination.

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Coliseum Officer:   Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing, and as such, in the future, Ms. Truong may receive compensation for her service as an officer of Holdco, which may consist of base salary, cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay its executive officers. In addition, Ms. Truong faces potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or her role in the Business Combination.

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RET:   RET management determined that the Business Combination presents the most attractive option to support the realization of RET’s business plan, in light of certain factors, including greater access to capital, ability to attract and retain highly skilled management and engineers, enhanced profile and publicity, and stronger ability to complete acquisitions. RET management also considered the potential detriments of the Business Combination to RET, including the potential the Business Combination might not be completed at all or in a timely manner, the significant costs involved in connection with completing the Business Combination, the extensive time and effort of RET management required to complete the Business Combination, and the additional expenses and obligations that RET will incur following completion of the Business Combination, among other factors. For more information, see “— RET’s Reasons for Entering into the Business Combination Agreement.”

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Unaffiliated Coliseum Public Shareholders:   The unaffiliated Coliseum Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-redeeming Public Shareholders will have the opportunity to participate in the potential future growth of RET, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the Board described more fully in “— The Transaction Committee’s and the Board’s Reasons for Approval of the Business Combination”, the various other risks associated with the Business Combination, the business of Coliseum and the business of RET, as described further under the section entitled “Risk Factors,”, the potential conflicts of interest described under “— Interests of Coliseum’s Previous Sponsor, New Sponsor, Directors and Officers in the Business Combination,” and the potential material dilution they may experience as described more fully in the section entitled “Dilution.” Redeeming Public Shareholders have the opportunity to receive their pro rata share of the aggregate amount on deposit in the Trust Account, less taxes paid and payable, calculated as of two business days prior to the consummation of the Business Combination. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of RET following the Business Combination.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following summary is a discussion of material U.S. federal income tax considerations, with respect to U.S. holders (as defined below) of Class A Ordinary Shares and Public Warrants, of the SPAC Merger, the exercise of redemption rights, and with respect to non-U.S. holders (as defined below), the ownership and disposition of Holdco Class A Common Stock and Holdco Warrants after the SPAC Merger. This section applies only to holders that hold their Class A Ordinary Shares and Public Warrants or Holdco Class A Common Stock and Holdco Warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address the New Sponsor or its affiliates, representatives, employees or other stakeholders.
This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:
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financial institutions or financial services entities;

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broker-dealers;

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governments or agencies or instrumentalities thereof;

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insurance companies;

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dealers or traders subject to a mark-to-market method of tax accounting with respect to Class A Ordinary Shares, Public Warrants, Holdco Class A Common Stock or Holdco Warrants;

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persons holding Class A Ordinary Shares, Public Warrants, Holdco Class A Common Stock or Holdco Warrants as part of a “straddle,” hedge, integrated transaction or similar transaction, or persons deemed to sell Class A Ordinary Shares, Public Warrants, Holdco Class A Common Stock or Holdco Warrants under constructive sale provisions of the Code;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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partnerships or other pass-through entities for U.S. federal income tax purposes or beneficial owners in such entities;

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holders who are controlled foreign corporations or PFICs;

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regulated investment companies;

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real estate investment trusts;

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persons who acquired Class A Ordinary Shares, Public Warrants, Holdco Class A Common Stock and Holdco Warrants through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

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persons owning (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares entitled to vote of, or 10% or more of the total value of all classes of shares of, Coliseum or Holdco, except to the extent otherwise discussed herein;

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U.S. holders that hold their Class A Ordinary Shares, Public Warrants, Holdco Class A Common Stock or Holdco Warrants through a non-U.S. broker or other non-U.S. intermediary;

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U.S. expatriates or former long-term residents of the United States;

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persons that are subject to “applicable financial statement rules” under Section 451(b) of the Code;

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individual retirement or other tax-deferred accounts; or

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tax-exempt entities.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Class A Ordinary Shares, Public Warrants, Holdco Class A Common Stock or Holdco Warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Class A Ordinary Shares, Public Warrants, Holdco Class A Common Stock or Holdco Warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the SPAC Merger, exercise of redemption rights and the ownership and disposition of Holdco Class A Common Stock and Holdco Warrants after the SPAC Merger.
This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations all as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein (possibly with retroactive effect).
This discussion does not take into account proposed changes in such tax laws and does not address any aspect of state, local or foreign taxation, or any U.S. federal taxes other than income taxes (such as estate or gift tax consequences, the alternative minimum tax or the Medicare tax on investment income). Each of the foregoing is subject to change, possibly with retroactive effect. You should consult your tax advisors with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the SPAC Merger, an exercise of redemption rights, the Company Merger, or any other matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SPAC MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND THE MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.
No statutory, administrative or judicial authority directly addresses the treatment of a Unit or any instrument similar to a Unit for U.S. federal income tax purposes, and therefore, that treatment is not entirely clear. For purposes of this discussion, because the components of a Unit are generally separable at the option of the holder, Coliseum is treating each U.S. holder of a Unit for U.S. federal income tax purposes as the owner of the underlying Class A Ordinary Share and Public Warrant components of the Unit and is assuming that the Unit itself will not be treated as an integrated instrument. Accordingly, the separation of a separation of Units into its component parts immediately prior to the effective time of the SPAC Merger generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. U.S. holders of Class A Ordinary Shares and Public Warrants are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination, including the Unit separation, with respect to any Class A Ordinary Shares and Public Warrants held through Units (including alternative characterizations of Units). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner Class A Ordinary Shares, Public Warrants, Holdco Class A Common Stock and Holdco Warrants that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the

Code) have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected to be treated as a United States person.
Consequences of the SPAC Merger to U.S. Holders — F Reorganization
The U.S. federal income tax consequences of the SPAC Merger will depend primarily upon whether the SPAC Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.
Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form or place of organization of one corporation, however effected.” Pursuant to the SPAC Merger, Coliseum will merge with and into Merger Sub 1, a disregarded entity for U.S. federal income tax purposes, with Merger Sub 1 surviving as a wholly-owned subsidiary of Holdco.
It is intended that the SPAC Merger qualify as an F Reorganization for U.S. federal income tax purposes. Based upon customary assumptions, as well as certain representations to be received by, and covenants and undertakings of, Coliseum, Holdco and Merger Sub 1, it is the opinion of White & Case LLP that the SPAC Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. However, the completion of the SPAC Merger is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax consequences of the SPAC Merger, and none of the parties to the SPAC Merger intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the SPAC Merger. If any of the facts, assumptions, representations, covenants or undertakings by Coliseum, Holdco or Merger Sub 1 are incorrect, incomplete or inaccurate or are violated, the accuracy of the opinion may be affected and the U.S. federal income tax consequences of the SPAC Merger could differ from those described herein. The remainder of this discussion assumes the SPAC Merger qualifies as an F Reorganization. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as the SPAC, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.
Assuming the SPAC Merger qualifies as an F Reorganization, U.S. holders generally will not recognize taxable gain or loss on the SPAC Merger for U.S. federal income tax purposes, except as provided below under the caption headings “— Effect of Section 367 of the Code to U.S. Holders” and “— PFIC Considerations — Effect of PFIC Rules on the SPAC Merger”, and the SPAC Merger will be treated for U.S. federal income tax purposes as if Coliseum (i) transferred all of its assets and liabilities to Holdco in exchange for all of the outstanding common stock and warrants of Holdco; and (ii) then distributed the common stock and warrants of Holdco to the shareholders and warrant holders of Coliseum in liquidation of Coliseum. The taxable year of Coliseum will be deemed to end on the date of the SPAC Merger.
Assuming the SPAC Merger qualifies as an F Reorganization: (i) the tax basis of a share of Holdco Common Stock or a Holdco Warrant received by a U.S. holder in the SPAC Merger will equal the U.S. holder’s adjusted tax basis in Class A Ordinary Shares or Public Warrants, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of Holdco Common Stock or a Holdco Warrant received by a U.S. holder will include such U.S. holder’s holding period for the Class A Ordinary Share or Public Warrants surrendered in exchange therefor.
If the SPAC Merger fails to qualify as an F Reorganization, a U.S. holder generally would recognize gain or loss with respect to its Class A Ordinary Shares and Public Warrants in an amount equal to the difference between the fair market value of the shares of Holdco Common Stock and Holdco Warrants received in the SPAC Merger and the U.S. holder’s adjusted tax basis in its Class A Ordinary Shares and Public Warrants surrendered in the SPAC Merger. In such event, such U.S. holder’s basis in the shares of Holdco Common Stock and Holdco Warrants would be equal to their fair market value on the date of the SPAC Merger, and such U.S. holder’s holding period for such shares of Holdco Common Stock and Holdco Warrants would begin on the day following the date of the SPAC Merger. Shareholders who hold different blocks of Class A Ordinary Shares and Public Warrants (generally, ordinary shares and warrants of Coliseum purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Effect of Section 367 of the Code to U.S. Holders
Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including an in-bound F Reorganization. Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code generally will apply to U.S. holders of Class A Ordinary Shares on the date of the SPAC Merger.
U.S. Holders that Own Class A Ordinary Shares with a Fair Market Value of $50,000 or More and Less than 10 Percent of the Class A Ordinary Shares
Subject to the discussion under “— PFIC Considerations” below, U.S. holder who, on the date of the SPAC Merger, beneficially owns (directly, indirectly, or constructively, including as a result of applicable attribution rules) Class A Ordinary Shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of Class A Ordinary Shares entitled to vote and less than 10% of the total value of all classes of shares of Coliseum will generally recognize gain (but not loss) with respect to the common stock received in the SPAC Merger unless such holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below. Any such gain would be equal to the excess of the fair market value of such common stock received over the U.S. holder’s adjusted tax basis in the Class A Ordinary Shares deemed to be surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and should be long-term capital gain if the U.S. holder held the Class A Ordinary Shares for longer than one year. Complex attribution rules apply in determining whether a U.S. holder owns 10% or more of the total combined voting power of all classes of our ordinary shares entitled to vote or owns 10% or more of the total value of all classes of our ordinary shares. All U.S. holders are urged to consult their tax advisors with respect to those attribution rules.
In lieu of recognizing any gain as described in the preceding paragraph, such a U.S. holder may instead elect to include in income the all earnings and profits amount attributable to its Class A Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
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a statement that the SPAC Merger is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

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a complete description of the SPAC Merger;

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a description of any stock, securities or other consideration transferred or received in the SPAC Merger;

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a statement describing the amounts required to be taken into account for U.S. federal income tax purposes as income or as an adjustment to basis, earnings and profits or other tax attributes;

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a statement that the U.S. holder is making the election that includes (A) a copy of the information that the U.S. holder received from Coliseum (or Holdco) establishing and substantiating the U.S. holder’s all earnings and profits amount with respect to the U.S. holder’s Class A Ordinary Shares, and (B) a representation that the U.S. holder has notified Coliseum (or Holdco) that the U.S. holder is making the election; and

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certain other information required to be furnished with the U.S. holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by the U.S. holder to its timely filed U.S. federal income tax return for the year of the SPAC Merger, and the U.S. holder must send notice of making the election to Holdco no later than the date such tax return is filed. At the time of the SPAC Merger, Coliseum may have cumulative earnings and profits stemming from interest earned on the Trust Account, the amount of which will be based on prevailing interest rates, and such amounts of earnings and profits may be material.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE ELECTION DESCRIBED ABOVE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

U.S. Holders that Own Class A Ordinary Shares with a Fair Market Value of Less Than $50,000
Subject to the discussion in “— PFIC Considerations” below, a U.S. holder who, at the time of the SPAC Merger, beneficially owns (or is considered to own) Class A Ordinary Shares with a fair market value of less than $50,000 should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the SPAC Merger, and generally should not be required to include any part of the all earnings and profits amount in income.
Tax Consequences for U.S. Holders of Public Warrants
Subject to the considerations described above relating to a U.S. holder’s ownership of Public Warrants being taken into account in determining whether such U.S. holder owns less than 10% of our ordinary shares for purposes of Section 367(b) of the Code, and the discussion in “— PFIC Considerations” below,  a U.S. holder of Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of Public Warrants for Holdco Warrants as a result of the SPAC Merger.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPAC MERGER TO THEM, INCLUDING WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE.
PFIC Considerations
In addition to Section 367(b) of the Code, the SPAC Merger may be a taxable event to U.S. holders to the extent that Section 1291(f) of the Code applies, if Coliseum is or ever was a PFIC under Section 1297 of the Code (as discussed further in “PFIC Considerations — Effect of PFIC Rules on the SPAC Merger” below).
General.   A foreign corporation generally will be a PFIC for U.S. federal income tax purposes with respect to a taxable year of the foreign corporation if either:
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at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income; or

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at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
Because Coliseum is a blank check company with no current active business, and based upon the composition of its income (i.e., interest) and assets (i.e., cash) and upon a review of its financial statements, Coliseum believes that it is likely classified as a PFIC.
Consequences if a PFIC.   If Coliseum is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Class A Ordinary Shares or Public Warrants and, in the case of Class A Ordinary Shares, such U.S. holder did not make a timely qualified electing fund (“QEF”) election for Coliseum’s first taxable year as a PFIC in which such U.S. holder held (or was deemed to hold) such Class A Ordinary Shares (or a QEF election along with a “purging election”) or did not make a timely mark-to-market election as discussed below, then as described below, such U.S. holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. holder on the sale or other disposition of its Class A Ordinary Shares or Public Warrants; and (ii) any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the Class A Ordinary Shares).

Under these rules:
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the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the Class A Ordinary Shares or Public Warrants;

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the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which the SPAC is a PFIC, will be taxed as ordinary income;

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the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

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the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. holder.

Any “all earnings and profits amount” included in income by a U.S. holder as a result of the SPAC Merger under Section 367 of the Code, as discussed above, would generally be treated as gain subject to these rules.
QEF Election.   In general, if Coliseum is determined to be a PFIC, a U.S. holder may avoid the PFIC tax consequences described above in respect to its Class A Ordinary Shares by making a timely QEF election to include in income its pro rata share of Coliseum net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed (unless an election is made), in each taxable year of the U.S. holder in which or with which the Coliseum’s taxable year ends. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. However, in order to comply with the requirements of a QEF election, a U.S. holder must receive a PFIC annual information statement from the SPAC.
A U.S. holder may not make a QEF election with respect to its Public Warrants. As a result, if a U.S. holder of Public Warrants sells or otherwise disposes of such Public Warrants, any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if Coliseum were a PFIC at any time during the period the U.S. holder held the Public Warrants.
Mark-to-Market Election.   Alternatively, if a U.S. holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. holder makes a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) Class A Ordinary Shares and for which Coliseum is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its Class A Ordinary Shares. Instead, in general, the U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its Class A Ordinary Shares. The U.S. holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income, i.e., net of mark-to-market losses, as a result of the mark-to-market election). The U.S. holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and the required income inclusions as well as any further gain recognized on a sale or other taxable disposition of the Class A Ordinary Shares will be treated as ordinary income. Any amount allowed as a deduction under the mark-to-market regime will be treated as an ordinary loss. Currently, a mark-to-market election may not be made with respect to warrants, including Public Warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which Class A Ordinary Shares have been listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the Class A Ordinary Shares under their particular circumstances.
Effect of PFIC Rules on the SPAC Merger.   Even if the SPAC Merger qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC, such as the Public Warrants) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code, or the “Proposed Regulations”, were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their current form, the Proposed Regulations may require taxable gain recognition by a U.S. holder subject to the PFIC rules with respect to its exchange of Class A Ordinary Shares or Public Warrants for Holdco Common Stock or Holdco Warrants received in the SPAC Merger if Coliseum were classified as a PFIC at any time during such U.S. holder’s holding period in Class A Ordinary Shares or Public Warrants. Therefore, U.S. holders of Class A Ordinary Shares that have not made a timely QEF election or mark-to-market election (as described above) and U.S. holders of Public Warrants may, pursuant to the Proposed Regulations, be subject to taxation on the SPAC Merger to the extent their shares have a fair market value in excess of their tax basis. Any such gain would generally be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.
It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. holder of Class A Ordinary Share or Public Warrants should consult its tax advisors concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.
Effect to U.S. Holders of Class A Ordinary Shares Exercising Redemption Rights
This section is addressed to U.S. holders of Class A Ordinary Shares that elect to exercise redemption rights to receive cash in exchange for Class A Ordinary Shares and is subject in its entirety to the discussion of the PFIC rules as discussed above.
The U.S. federal income tax consequences to a U.S. holder of Class A Ordinary Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its common stock will depend on whether the redemption qualifies as a sale of the common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. holder’s common stock redeemed, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the common stock redeemed.
Whether a redemption qualifies for sale treatment will depend largely on the total amount of common stock treated as held by the U.S. holder (including any shares constructively owned by the U.S. holder as a result of owning warrants) relative to all common stock outstanding both before and after the redemption. The redemption of common stock will generally be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in the Holdco or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder.
In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only common stock actually owned by the U.S. holder, but also common stock constructively owned by the U.S. holder. A U.S. holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such

U.S. holder, as well as any shares the U.S. holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to an exercise of any warrants by such U.S. holder.
In order to meet the substantially disproportionate test, the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately following the redemption of common stock must, among other requirements, be less than 80% of the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately before the redemption. Prior to the SPAC Merger, the Class A Ordinary Shares may not be considered voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. holder’s interest if either (i) all of the common stock actually and constructively owned by such U.S. holder are redeemed or (ii) all of the common stock actually owned by such U.S. holder are redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any common stock actually and constructively owned by certain family members and such U.S. holder does not constructively own any other common stock and otherwise complies with specific conditions. In order for the redemption of common stock to not be essentially equivalent to a dividend, the redemption must result in a “meaningful reduction” of the U.S. holder’s proportionate interest in Coliseum (and, following the SPAC Merger, Holdco). Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Holdco will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If the redemption does not qualify as a sale of the common stock redeemed, the U.S. holder will be treated as receiving a corporate distribution from Coliseum. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Coliseum’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. holder’s basis in its other common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of these rules, any remaining tax basis of the U.S. holder in such holder’s redeemed common stock will generally be added to the U.S. holder’s adjusted tax basis in its remaining common stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its warrants or possibly in other common stock constructively owned by such holder.
Because the redemption of U.S. holders that exercise redemption rights will occur prior to the SPAC Merger, U.S. holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the SPAC Merger, but will be subject to the potential tax consequences of the PFIC rules discussed further above.
U.S. holders who directly, indirectly, or constructively own five percent or more of shares of Coliseum (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such holders should consult with their tax advisors with respect to any applicable reporting requirements.
All U.S. holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their common stock pursuant to an exercise of redemption rights.
Non-U.S. Holders
The following describes material U.S. federal income tax considerations relating to the ownership and disposition of Holdco Common Stock and Holdco Warrants by a non-U.S. holder after the Domestication and Merger. A “non-U.S. holder” is a beneficial owner of Holdco Common Stock or Holdco Warrants that is, for U.S. federal income tax purposes:
•
a non-resident alien individual;

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a foreign corporation; or

•
an estate or trust that is not a U.S. holder.

Such term, however, generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Class A Ordinary Shares or Public Warrants or Holdco Common Stock or Holdco Warrants.
Effects of the Domestication to Non-U.S. Holders
Coliseum does not expect SPAC Merger to result in any material U.S. federal income tax consequences to non-U.S. holders of Class A Ordinary Shares or Public Warrants.
Dividends
Any distribution of cash or property (or a constructive distribution) Holdco makes to a non-U.S. holder of Holdco Common Stock or Holdco Warrants, to the extent paid out of Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Any such dividends paid or deemed paid to a non-U.S. holder in respect of Holdco Common Stock (or Holdco Warrants) that is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In satisfying the foregoing withholding obligation with respect to a distribution, the applicable withholding agent may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution Holdco projects will be a dividend, based upon a reasonable estimate of both its current and accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the non-U.S. holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the non-U.S. holder’s adjusted tax basis in such Holdco Common Stock or Holdco Warrants (but not below zero) and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such Holdco Common Stock or Holdco Warrants, which will be treated as described under “— Gain on Sale, Taxable Exchange or Other Taxable Disposition of Holdco Common Stock and Holdco Warrants” below.
Dividends (including constructive dividends) Holdco pays to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder) generally will not be subject to the foregoing U.S. federal withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, unless an applicable income tax treaty provides otherwise, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder. In addition, if the non-U.S. holder is a corporation, such holder’s effectively connected earnings and profits (subject to adjustments) may be subject to a U.S. federal “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Holdco Common Stock and Holdco Warrants
A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of Holdco Common Stock or Holdco Warrants unless:
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the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder);

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•
Holdco is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period, and either (i) Holdco has ceased to be regularly traded on an established securities market or (ii) the non-U.S. holder has owned or is deemed to have owned under constructive ownership rules, at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period, more than 5% of Holdco’s common stock.

Unless an applicable tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in addition, a non-U.S. holder described in the first bullet point that is a foreign corporation will be subject to U.S. federal “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate) on such non-U.S. holder’s effectively connected earnings and profits (subject to adjustments).
Any gain of a non-U.S. holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).
Unless an applicable tax treaty provides otherwise, any gain described in the third bullet point above that is recognized by such non-U.S. holder on the sale, exchange or other disposition of Holdco Common Stock or Holdco Warrants generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such Holdco Common Stock or Holdco Warrants from a non-U.S. holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition if such Holdco Common Stock or Holdco Warrants are not treated as “regularly traded on an established securities market.” Holdco will generally be classified as a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Holdco does not expect to be classified as a USRPHC following the Merger. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether Holdco is or will be a USRPHC with respect to a non-U.S. holder following the Merger or at any future time.
Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights
This section is addressed to non-U.S. holders of Class A Ordinary Shares that elect to exercise redemption rights to receive cash in exchange for all or a portion of their Class A Ordinary Shares. For purposes of this discussion, a “redeeming non-U.S. holder” is a non-U.S. holder that elects to exercise redemption rights in respect of all or a portion of its Class A Ordinary Shares.
The U.S. federal income tax consequences to a redeeming non-U.S. holder will depend on whether the redemption qualifies as a sale of the common stock redeemed, as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” If such a redemption qualifies as a sale of common stock, the U.S. federal income tax consequences to the redeeming non-U.S. holder generally will be as described above under “— Gain on Sale, Taxable Exchange or Other Taxable Disposition of Holdco Common Stock and Holdco Warrants.” If such a redemption does not qualify as a sale of common stock, the redeeming non-U.S. holder generally will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “— Dividends.”
ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPAC MERGER AND OF HOLDING HOLDCO COMMON STOCK AND PUBCO WARRANTS TO THEM.
Information Reporting and Backup Withholding
Dividend payments with respect to Holdco Common Stock and proceeds from the sale, exchange or redemption of Holdco Common Stock or Public Warrants may be subject to information reporting to the

IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
A Non-U.S. holder generally will eliminate the requirement for information reporting (other than with respect to dividends) and backup withholding by providing certification of its non-U.S. status on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Foreign Account Tax Compliance Act
Pursuant to the Foreign Account Tax Compliance Act, set forth in Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as “FATCA”), foreign financial institutions (which include hedge funds, private equity funds, mutual funds and any other investment vehicles regardless of their size) must comply with information reporting rules with respect to their U.S. account holders and investors or bear a withholding tax on certain payments made to them (including such payments made to them in their capacity as intermediaries). Generally, if a foreign financial institution or certain other foreign entity does not comply with these reporting requirements, “withholdable payments” to the noncomplying entity will be subject to a 30% withholding tax. For this purpose, withholdable payments include U.S.-source payments otherwise subject to nonresident withholding tax and, subject to the discussion of the proposed Treasury Regulations below, the entire gross proceeds from the sale of certain equity or debt instruments of U.S. issuers. This withholding tax will apply to a non-compliant foreign financial institution regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax.
Withholding under FATCA will generally apply to payments of dividends on Holdco Common Stock to foreign financial institutions that are not in compliance with FATCA. The U.S. Department of the Treasury has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or disposition of equity interests. In its preamble to the proposed regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.
Similar withholding requirements to the foregoing apply to dividends on and, subject to the proposed regulations, gross proceeds from the sale of, Holdco Common Stock held by an investor that is a non-financial foreign entity unless such entity provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn be required to provide to the Secretary of the Treasury.
If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Each non-U.S. holder is urged to consult its tax advisor regarding these rules and whether they may be relevant to such non-U.S. holder’s ownership and disposition of Holdco Common Stock and Holdco Warrants.
Foreign entities located in jurisdictions that have entered into intergovernmental agreements with the United States in connection with FATCA may be subject to different rules. All holders are urged to consult with their tax advisors regarding the possible implications of the above rules under, or related to, FATCA on their investment in Holdco Stock and Holdco Warrants.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS
The following is a discussion of material Cayman Islands income tax consequences of the Business Combination or the decision to redeem Public Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF CAYMAN ISLANDS TAX LAWS.
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to Coliseum or its shareholders levied by the Government of the Cayman Islands in respect of the Business Combination or a decision to redeem Public Shares except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Subject to the foregoing, it is expected that no stamp duty will be payable to the Government of the Cayman Islands in respect of (a) the separation of Units into its component parts immediately prior to the effective time of the SPAC Merger; (b) the conversion of Class A Ordinary Shares into Holdco Class A Common Stock as a consequence of the SPAC Merger; (c) the Warrants being assumed by Holdco at the effective time of the SPAC Merger; or (d) the redemption of Public Shares in connection with the Business Combination.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus, unless defined below.
The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the combination of the historical financial information of Coliseum and RET, adjusted to give effect to the Business Combination and the other events contemplated by the Business Combination Agreement.
The unaudited pro forma combined financial statements are based on the Coliseum’s and RET’s historical financial statements, as adjusted to give effect to the business combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The unaudited pro forma combined statements of operations for the nine months ended September 30, 2024 and for the year ended December 31, 2023 gives effect to the business combination as if it had occurred on January 1, 2023, the beginning of the earliest period presented. The unaudited pro forma combined balance sheet as of September 30, 2024 gives effect to the business combination as if it had been consummated on September 30, 2024. The Business Combination will be treated as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Coliseum will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of RET issuing stock for the net assets of Coliseum, accompanied by a recapitalization. The net assets of Coliseum will be stated at historical cost, with no goodwill or other intangible assets recorded.
The unaudited pro forma condensed combined financial information and accompanying notes as of September 30, 2024 and for the nine months ended September 30, 2024 have been derived from and should be read in conjunction with:
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the unaudited condensed consolidated financial statements of Coliseum as of September 30, 2024 and for the nine months ended September 30, 2024 and the related notes, which are included elsewhere in this proxy statement/prospectus;

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the unaudited condensed consolidated financial statements of RET as of September 30, 2024 and for the nine months ended September 30, 2024 and the related notes, which are included elsewhere in this proxy statement/prospectus;

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the audited financial statements of Holdco as of September 30, 2024 and for the period from May 21, 2024 (inception) through September 30, 2024; and

•
other information relating to Holdco, Coliseum and RET contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof.

The unaudited pro forma combined statement of operations for the year ended December 31, 2023 have been derived from and should be read in conjunction with:
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the historical audited statement of operations of Coliseum for the year ended December 31, 2023 and the related notes, which are included elsewhere in this proxy statement/prospectus;

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the historical audited statement of operations of RET for the year ended December 31, 2023 and the related notes, which are included elsewhere in this proxy statement/prospectus; and

•
other information relating to Coliseum and RET contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof.

The unaudited pro forma combined financial information should also be read together with the accompanying notes to the unaudited pro forma condensed combine financial statements, financial statements of Coliseum and RET included in this proxy statement/prospectus, and the sections of this proxy statement/prospectus entitled “Coliseum Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “RET Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other financial information included elsewhere in this proxy statement/prospectus.

Business Combination Agreement
RET, Coliseum, Holdco and the Merger Subs entered into the Business Combination Agreement dated June 25, 2024 (as amended on August 22, 2024), pursuant to which, subject to the satisfaction or waiver of certain conditions, the following will occur: (i) on the day immediately prior to the Closing Date, the SPAC Merger will occur, whereby Coliseum will merge with and into Merger Sub 1, with Merger Sub 1 surviving the SPAC Merger as a direct, wholly owned subsidiary of Holdco, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, the Company Merger will occur, whereby Merger Sub 2 will merge with and into RET, with RET surviving the Company Merger as a direct, wholly owned subsidiary of Holdco so that, immediately following the completion of the Business Combination, each of Merger Sub 1 and RET will become a wholly-owned subsidiary of Holdco.
The Business Combination is structured as follows:
(a)
On August 23, 2024, RET effected the Pre-Closing Recapitalization, which resulted in RET having three classes of capital stock, the Company Preferred Stock, the Company Class A Common Stock (with one vote per share each), and the Company Class B Common Stock (with fifteen votes per share each and which will be solely held by the RET Founders or their affiliates).

(b)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, pursuant to the SPAC Organizational Documents, the Public Shares which have been validly redeemed by a Public Shareholder, and not withdrawn, pursuant to the procedures described in this proxy statement/prospectus, will be redeemed for an amount of cash then on deposit in the Trust Account, calculated as of two business days prior to the Closing (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable), divided by the number of issued and outstanding Public Shares.

(c)
Prior to the Closing Date, and prior to the effective time of the SPAC Merger, Holdco will adopt and file with the Secretary of the Commonwealth of Massachusetts the Holdco A&R Articles and will adopt the Holdco A&R Bylaws, which together will govern the rights, privileges, and preferences of the holders of Holdco securities after the Closing. The Holdco A&R Articles will, among other things, implement the Dual Class Structure.

(d)
On the day immediately prior to the Closing Date, and prior to the effective time of the SPAC Merger, the SPAC Class B Conversion will occur.

(e)
On the day immediately prior to the Closing Date, following the SPAC Class B Conversion and prior to the effective time of the SPAC Merger, pursuant to Extension Non-Redemption Agreements and the Sponsor Support Agreement, the Previous Sponsor and Sponsor Affiliate will forfeit and surrender for no consideration an aggregate of 606,971 Forfeited Shares, and Coliseum will issue a number of newly-issued Class A Ordinary Shares to the Extension Non-Redeeming Shareholders equal to such Forfeited Shares.

(f)
On the day immediately prior to the Closing Date, by virtue of the SPAC Merger and without any action on the part of the shareholders of Coliseum, (i) immediately prior to the effective time of the SPAC Merger, each Unit will be automatically separated into its component parts and the holder of each Unit will be deemed to hold one Class A Ordinary Share and one-third of one Warrant (provided that no fractional Warrants will be issued upon the separation of the Units and only whole Warrants will be assumed by Holdco and become Holdco Warrants), (ii) at the effective time of the SPAC Merger, each Class A Ordinary Share issued and outstanding immediately prior to the effective time of the SPAC Merger (including the Class A Ordinary Shares issued upon the separation of Units and SPAC Class B Conversion, but not including any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised redemption rights under the SPAC Organizational Documents, any Class A Ordinary Shares held in the treasury of Coliseum or any Class A Ordinary Shares held by shareholders of Coliseum that have validly exercised dissenters rights pursuant to the CACI) will be automatically converted into the right to receive one share of Holdco Class A Common Stock, and (iii) at the effective time of the SPAC Merger, each whole

Warrant issued and outstanding immediately prior to the effective time of the SPAC Merger will be assumed by Holdco and will be exercisable for shares of Holdco Class A Common Stock in lieu of Class A Ordinary Shares.
(g)
At the effective time of the SPAC Merger, Merger Sub 1 will be renamed “Rainwater Acquisition Corp.”, its organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who are officers and directors of Holdco following the Closing.

(h)
On the Closing Date, by virtue of the Company Merger and without any action on the part of the holders of any shares of the capital stock of RET, (i) each outstanding share of Company Preferred Stock will be converted pursuant to its terms into shares of Company Class A Common Stock, (ii) each share of Company Class A Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (including the shares of Company Class A Common Stock issued upon the conversion of the Company Preferred Stock, but not including any shares of Company Class A Common Stock held in the treasury of RET and any shares of Company Class A Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class A Common Stock equal to the Exchange Ratio and (iii) each share of Company Class B Common Stock issued and outstanding immediately prior to the effective time of the Company Merger (other than any shares of Company Class B Common Stock held in the treasury of RET and any shares of Company Class B Common Stock held by shareholders of RET that have validly exercised dissenters rights pursuant to the MBCA) will be converted into the right to receive a number of shares of Holdco Class B Common Stock equal to the Exchange Ratio. The Estimated Exchange Ratio is approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock.

(i)
At the effective time of the Company Merger, each Company Option will be converted into the right to receive one Holdco Option on the same terms and conditions as are in effect with respect to such Company Option immediately prior to the effective time of the Company Merger (including with respect to vesting and termination-related provisions), except that (A) such Holdco Option will relate to such number of shares of Holdco Class A Common Stock (rounded down to the nearest whole share of Holdco Class A Common Stock) as is equal to (x) the number of shares of Company Class A Common Stock subject to such Company Option multiplied by (y) the Exchange Ratio, and (B) the exercise price per share of such Holdco Option will be equal to the quotient of (x) the exercise price per share of such Company Option in effect immediately prior to the Company Merger Effective Time divided by (y) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).

(j)
At the effective time of the Company Merger, RET’s organizational documents will be amended and restated in a form mutually agreed between Coliseum and RET, and its officers and directors following the Closing will be the same persons who were officers and directors of RET immediately prior to the Closing.

The Business Combination is subject to certain conditions, including a $10 million Minimum Cash Condition.
Accounting for the Business Combination
Pursuant to the SPAC Organizational Documents, Public Shareholders are being offered the opportunity to redeem, upon the Closing, their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (including interest earned on the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable). The unaudited pro forma combined information contained herein assumes that Coliseum’s shareholders approve the Business Combination. Public Shareholders may elect to redeem their common stock for cash even if they approve the Business Combination. Coliseum cannot predict how many of its shareholders will exercise their right to have their shares redeemed for cash.
The aggregate transaction expenses of approximately $8.4 million will be paid at closing, including (i) the estimated cash payment of approximately $1.1 million to Meteora for Deferred Consulting Fees (as discussed below) and (ii) approximately $2.8 million of transaction costs already accrued as of September 30, 2024. If there is substantially less in the Trust Account than anticipated at the Closing of the Business Combination, then Holdco intends to use funds derived from additional financing. As of the date of this proxy statement/prospectus, there is no financing in place and there is no guarantee that Coliseum or RET will be successful at securing any such financing.
On November 22, 2023, in connection with the November 2023 extension, Coliseum engaged Meteora, who also holds certain of the Public Shares, for consulting, advisory and related services. Coliseum agreed to pay Meteora $250,000 upfront in cash and a Deferred Consulting Fee in cash at the Closing equal to the product of (i) 100,000 and (ii) the per-share Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora will receive 100,000 Founder Shares at the time of Closing in lieu of cash payment of the Deferred Consulting Fee. These pro forma financial statements assume that Meteora will retain its Public Shares and will be paid the Deferred Consulting Fee in cash of approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.
Basis of Pro Forma Presentation
The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the Combined Company upon consummation of the Business Combination and the other events contemplated by the Business Combination Agreement in accordance with U.S. GAAP.
Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial information are described in the accompanying notes. The unaudited pro forma combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. Further, the unaudited pro forma combined financial information does not purport to project the future operating results or financial position of the Combined Company following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma combined financial information and are subject to change as additional information becomes available and analyses are performed. Coliseum and RET have not had any historical relationship prior to the transactions discussed in this proxy statement/prospectus. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
For illustrative purposes, the unaudited pro forma combined financial information has been prepared assuming two alternative levels of additional redemptions of Public Shares:
•
Assuming No Additional Redemptions (the “No Additional Redemptions Scenario”) — This scenario assumes that no additional Public Shares are redeemed;

•
Assuming 25% Redemptions (the “25% Redemptions Scenario”) — This scenario assumes 25% redemption of 446,778 Public Shares at $11.22 per share (calculated as of September 30, 2024); and

•
Assuming Maximum Redemptions (the “Maximum Redemptions Scenario”) — This scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), which is approximately 50% of the outstanding Public Shares. As described above, the Business Combination Agreement includes a condition to RET’s obligation to close the transactions that the sum of the funds held in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from certain equity financings, after giving effect to the exercise by Public Shareholders of their redemption rights and before the payment of transaction expenses, must equal or exceed $10,000,000. The redemption of 895,846 Public Shares represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.
As of the date of this proxy statement/prospectus, the parties intend to satisfy the Minimum Cash Condition through the retention of funds in the Trust Account, and therefore there is no 100% Redemptions Scenario.
The Business Combination between Coliseum and RET under the No Additional Redemptions Scenario, the 25% Redemptions Scenario, and the Maximum Redemptions Scenario is expected to be accounted for as a reverse recapitalization with RET as the accounting acquirer.

The following table illustrates estimated ownership levels in the post-closing entity, immediately following the consummation of the Business Combination, based on the three levels of redemptions by the Public Shareholders and assuming there is no Closing Offering or other financing:
	No Additional Redemptions Scenario				50% Redemptions Scenario				Maximum Redemptions Scenario
Shareholder	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)
Paul Dacier(2)	1,869,760	18,786	24.3%	25.1%	1,869,760	18,786	27.5%	28.0%	1,869,760	18,786	27.5%	28.0%
Niccolo de Masi(3)	93,697	16,438	1.4%	4.0%	93,697	16,438	1.6%	4.4%	93,697	16,438	1.6%	4.4%
Harry You(4)	2,397,377	23,483	31.2%	32.1%	2,397,377	23,483	35.3%	35.8%	2,397,377	23,483	35.3%	35.8%
SPAC Public Shareholders(5)(8)	1,787,112	—	23.0%	20.8%	893,556	—	13.0%	11.6%	891,266	—	13.0%	11.6%
Previous Sponsor(6)	942,909	—	12.2%	11.0%	942,909	—	13.7%	12.3%	942,909	—	13.7%	12.3%
Extension Non-Redeeming Holders(7)	606,971	—	7.8%	7.1%	606,971	—	8.8%	7.9%	606,971	—	8.8%	7.9%
TOTAL	7,697,826	58,707	100.0%	100.0%	6,804,270	58,707	100.0%	100.0%	6,801,980	58,707	100.0%	100.0%

(1)
Each share of Holdco Class A Common Stock will entitle the holder thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and each share of Holdco Class B Common Stock will entitle the holder thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote.

(2)
As of immediately prior to the Closing, Mr. Dacier holds 1,232 shares of Company Preferred Stock, 51 shares of Company Class A Common Stock, and 13 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock.

(3)
As of immediately prior to the Closing, Mr. de Masi holds 64 shares of Company Class A Common Stock and 11 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 93,697 shares of Holdco Class A Common Stock and 16,438 shares of Holdco Class B Common Stock. Excludes shares of Holdco Class A Common Stock issuable upon the exercise of 728,810 Holdco Options held by Mr. de Masi after the Closing.

(4)
As of immediately prior to the Closing, Mr. You holds (i) 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, which shares will be exchanged in the Company Merger for an aggregate of 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock and (ii) 2,200,120 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 2,200,120 shares of Holdco Class A Common Stock. Excludes 424,880 Forfeited Shares pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement. Excludes shares issuable upon the exercise of 2,257,500 Private Placement Warrants held by the New Sponsor, which entity is wholly-owned by Harry You, shares issuable upon the potential conversion of $550,000 of outstanding (as of September 30, 2024) working capital loans into warrants and upon the exercise of such warrants, and shares issuable upon the exercise of 1,457,621 Holdco Options held by Mr. You after the Closing.
(5)
Excludes shares issuable upon the exercise of 5,000,000 Public Warrants.

(6)
As of immediately prior to the Closing, the Previous Sponsor holds 942,909 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 942,909 shares of Holdco Class A Common Stock. Excludes 182,091 Forfeited Shares pursuant to the terms of the Sponsor Support Agreement. Excludes shares issuable upon the exercise of 967,600 Private Placement Warrants.

(7)
Represents shares issuable pursuant to the Extension Non-Redemption Agreements.

(8)
On November 22, 2023, Coliseum engaged Meteora, who also holds Public Shares, to provide Coliseum with consulting, advisory and related services with respect to the November 2023 extension. In exchange, Coliseum agreed to pay Meteora a total of $250,000 as an upfront cash payment and a Deferred Consulting Fee payable at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora’s Deferred Consulting Fee will be satisfied by the issuance of 100,000 Founder Shares at the time of Closing in lieu of the cash payment. Coliseum assumes that Meteora will hold at least 100,000 Public Shares through the consummation of the Business Combination in order to receive the Deferred Consulting Fee in cash, and that Meteora will therefore be paid approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma combined financial information will be different and those changes could be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2024
				Assuming No Additional Redemptions			Assuming 25% Redemptions			Assuming Maximum Redemptions(2)
	September 30, 2024	September 30, 2024	September 30, 2024	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
	Holdco (Historical)(1)	Coliseum (Historical)	Rainwater Tech (Historical)(1)
ASSETS
Current assets
Cash	$—	$—	$239,857	$20,055,086	(a)	$11,184,000	$(5,012,849)	(i)	$6,171,151	$(5,038,543)	(i)	$—
				(8,438,943)	(d)					(1,132,608)	(j)
				(1,122,000)	(g)
				450,000	(h)
Prepaid expenses and other assets	—	40,500	10,531	—		51,031	—		51,031	—		51,031
Total current assets	—	40,500	250,388	10,944,143		11,235,031	(5,012,849)		6,222,182	(6,171,151)		51,031
Marketable securities held in Trust Account	—	20,055,086	—	(20,055,086)	(a)	—	—		—	—		—
Equipment	—	—	414,033	—		414,033	—		414,033	—		414,033
Intangible assets	—	—	95,346	—		95,346	—		95,346	—		95,346
Total assets	$—	$20,095,586	$759,767	$(9,110,943)		$11,744,410	$(5,012,849)		$6,731,561	$(6,171,151)		$560,410
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$18,195	$2,387,179	$711,665	$(2,869,739)	(d)	$229,105	$—		$229,105	$—		$229,105
Due to related parties	—	1,646,557	206,929	—		1,853,486	—		1,853,486	(1,132,608)	(j)	720,878
Convertible note payable – related parties	—	550,000	—	—		550,000	—		550,000	—		550,000
Note payable – related parties	—	—	600,000	—		600,000	—		600,000	—		600,000
Accrued interest – related parties	—	—	49,315	—		49,315			49,315			49,315
Non-redemption agreement liabilities	—	218,277	—	(218,277)	(c)	—	—		—	—		—
Deferred consulting fees	—	35,904	—	(35,904)	(g)	—	—		—	—		—
Total current liabilities	18,195	4,837,917	1,567,909	(3,123,920)		3,281,906	—		3,281,906	(1,132,608)		2,149,298
Derivative liabilities	—	411,250	—	—		411,250	—		411,250	—		411,250
Total liabilities	18,195	5,249,167	1,567,909	(3,123,920)		3,693,156	—		3,693,156	(1,132,608)		2,560,548
Commitments and contingencies
Class A ordinary shares subject to possible redemption	—	20,055,086	—	(20,055,086)	(b)	—	—		—	—		—
Stockholders’ equity (deficit)
Preferred stock	—	—	—	—		—	—		—	—		—
Ordinary shares/ Common stock	—	—	—	—		—			—			—
Ordinary shares/ Common stock – Class A	—	3,750	—	(3,375)	(f)	770	—		725	—		680
		—	—	179	(b)		(45)	(i)	—	(45)	(i)	—
		—	—	216	(f)		—		—	—		—
Ordinary shares/ Common stock – Class B	—	—	—	6	(f)	6	—		6	—		6
Subscription receivable	—	—	(450,000)	450,000	(h)	—	—		—	—		—
Additional paid-in capital	—	—	4,726,473	20,054,907	(b)	16,728,822	(5,012,804)	(i)	11,716,018	(5,038,498)	(i)	6,677,520
		—	—	(8,055,711)	(e)		—			—		—
		—	—	3,153	(f)		—			—		—
Accumulated deficit	(18,195)	(5,212,417)	(5,084,615)	(1,086,096)	(g)	(8,678,344)	—		(8,678,344)	—		(8,678,344)
		—	—	218,277	(c)		—			—
		—	—	(5,569,204)	(d)		—			—
		—	—	8,055,711	(e)		—			—
Total stockholders’ equity (deficit)	(18,195)	(5,208,667)	(808,142)	14,068,063		8,051,254	(5,012,849)		3,038,405	(5,038,543)		(2,000,138)
Total liabilities and stockholders’ equity (deficit)	$—	$20,095,586	$759,767	$(9,110,943)		$11,744,410	$(5,012,849)		$6,731,561	$(6,171,151)		$560,410

(1)
Holdco is a wholly owned subsidiary of RET established on May 21, 2024. The historical unaudited condensed consolidated financial statements of RET as of and for the nine months ended September 30, 2024 includes the historical results of Holdco. Accordingly, the pro forma combined results do not include the values presented in the column of the historical financial statement of Holdco.

(2)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024
				For the nine months ended September 30, 2024
				Assuming No Additional Redemptions			Assuming 25% Redemptions		Assuming Maximum Redemptions(2)
	Holdco (Historical) (1)	Coliseum (Historical)	Rainwater Tech (Historical) (1)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Expenses
General and administrative	$18,195	$2,478,244	$3,341,339	$5,569,204	(aa)	$11,388,787	$—	$11,388,787	$—	$11,388,787
Franchise tax expenses	—	—	225	—		225	—	225	—	225
Operating loss	(18,195)	(2,478,244)	(3,341,564)	(5,569,204)		(11,389,012)	—	(11,389,012)	—	(11,389,012)
Other income (expense)
Interest expense on notes payable to related parties	—	—	(22,274)	—		(22,274)		(22,274)		(22,274)
Interest income earned from operating cash	—	—	64	—		64		64		64
Interest earned from cash and investments held in Trust Account	—	1,216,966	—	(1,216,966)	(bb)	—	—	—	—	—
Gain from extinguishment of deferred underwriting fee allocated to warrant liabilities	—	—	—	—		—	—	—	—	—
Loss in connection with non-redemption agreements	—	—	—	—		—	—	—	—	—
Change in fair value of non-redemption agreement liabilities	—	(23,600)	—	—		(23,600)	—	(23,600)	—	(23,600)
Change in fair value of deferred consulting fees	—	(4,671)	—	—		(4,671)	—	(4,671)	—	(4,671)
Total other income (expense)	—	1,188,695	(22,210)	(1,216,966)		(50,481)	—	(50,481)	—	(50,481)
Net income (loss)	$(18,195)	$(1,289,549)	$(3,363,774)	$(6,786,170)		$(11,439,493)	$—	$(11,439,493)	$—	$(11,439,493)
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted		2,848,533
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption		$(0.21)
Weighted average shares outstanding of Class B and non-redeemable Class A ordinary shares, basic and diluted		3,750,000
Basic and diluted net income per share, Class B and non-redeemable Class A ordinary shares		$(0.21)
Weighted average common stock outstanding, basic and diluted	1
Basic and diluted net loss per common stock	$(18,195)
Weighted average Class A common stock outstanding, basic and diluted			250
Basic and diluted net loss per Class A common stock			$(2,016.64)
Weighted average Class B common stock outstanding, basic and diluted			1,418
Basic and diluted net loss per Class B common stock			$(2,016.65)
Basic and diluted net income per share						$(1.47)		$(1.56)		$(1.67)
Basic and diluted weighted average shares outstanding						7,756,533		7,309,755		6,860,687

(1)
Holdco is a wholly owned subsidiary of RET established on May 21, 2024. The historical unaudited condensed consolidated financial statements of RET as of and for the nine months ended September 30, 2024 includes the historical results of Holdco. Accordingly, the pro forma combined results do not include the values presented in the column of the historical financial statement of Holdco.

(2)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
			For the year ended December 31, 2023
			Assuming No Additional Redemptions			Assuming 25% Redemptions		Assuming Maximum Redemptions(2)
	Coliseum (Historical)	Rainwater Tech (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Expenses
General and administrative	$1,931,216	$409,848	$5,569,204	(aa)	$7,910,268	$—	$7,910,268	$—	$7,910,268
Franchise tax expenses	—	225	—		225	—	225	—	225
Operating loss	(1,931,216)	(410,073)	(5,569,204)		(7,910,493)	—	(7,910,493)	—	(7,910,493)
Other income (expense)
Interest expense on notes payable to related parties	—	(27,041)	—		(27,041)		(27,041)		(27,041)
Interest income earned from operating cash	—	107	—		107		107		107
Interest earned from cash and investments held in Trust Account	4,950,119	—	(4,950,119)	(bb)	—	—	—	—	—
Gain from extinguishment of deferred underwriting fee allocated to warrant liabilities	275,625	—	—		275,625	—	275,625	—	275,625
Change in fair value of derivative warrant liabilities	—	—	—		—	—	—	—	—
Loss in connection with non-redemption agreements	(194,898)	—	—		(194,898)	—	(194,898)	—	(194,898)
Change in fair value of non-redemption agreement liabilities	221	—	—		221	—	221	—	221
Change in fair value of deferred consulting fees	(190)	—	—		(190)	—	(190)	—	(190)
Total other income (expense)	5,030,877	(26,934)	(4,950,119)		53,824	—	53,824	—	53,824
Net income (loss)	$3,099,661	$(437,007)	$(10,519,323)		$(7,856,669)	$—	$(7,856,669)	$—	$(7,856,669)
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	9,888,845
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.23
Weighted average shares outstanding of Class B and non-redeemable Class A ordinary shares, basic and diluted	3,750,000
Basic and diluted net income per share, Class B and non-redeemable Class A ordinary shares	$0.23
Weighted average common stock outstanding, basic and diluted		1,437
Basic and diluted net loss per common stock		$(304.11)
Basic and diluted net income per share					$(1.01)		$(1.07)		$(1.15)
Basic and diluted weighted average shares outstanding					7,756,533		7,309,755		6,860,687

(1)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1.   Basis of Presentation
The unaudited pro forma combined financial statements are based on Holdco’s, Coliseum’s and RET’s historical financial statements, as adjusted to give effect to the Business Combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The unaudited pro forma combined statements of operations for the nine months ended September 30, 2024 and for the year ended December 31, 2023 gives effect to the Business Combination as if it had occurred on January 1, 2023, the beginning of the earliest period presented. The unaudited pro forma combined balance sheet as of September 30, 2024 gives effect to the Business Combination as if it had been consummated on September 30, 2024. The Business Combination will be treated as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Coliseum will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the business combination will be treated as the equivalent of RET issuing stock for the net assets of Coliseum, accompanied by a recapitalization. The net assets of Coliseum will be stated at historical cost, with no goodwill or other intangible assets recorded.
The unaudited pro forma condensed combined financial information and accompanying notes as of September 30, 2024 and for the nine months ended September 30, 2024 have been derived from and should be read in conjunction with:
•
the unaudited condensed consolidated financial statements of Coliseum as of September 30, 2024 and for the nine months ended September 30, 2024 and the related notes, which are included elsewhere in this proxy statement/prospectus;

•
the unaudited condensed consolidated financial statements of RET as of September 30, 2024 and for the nine months ended September 30, 2024 and the related notes, which are included elsewhere in this proxy statement/ prospectus;

•
the audited financial statements of Holdco as of September 30, 2024 and for the period from May 21, 2024 (inception) through September 30, 2024;

•
other information relating to Holdco, Coliseum and RET contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof.

The unaudited pro forma combined statement of operations for the year ended December 31, 2023 have been derived from and should be read in conjunction with:
•
the historical audited statement of operations of Coliseum for the year ended December 31, 2023 and the related notes, which are included elsewhere in this proxy statement/ prospectus;

•
the historical audited statement of operations of RET for the year ended December 31, 2023 and the related notes, which are included elsewhere in this proxy statement/ prospectus; and

•
other information relating to Coliseum and RET contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof.

The unaudited pro forma combined financial information should also be read together with the accompanying notes to the unaudited pro forma condensed combine financial statements, financial statements of Holdco, Coliseum and RET included in this proxy statement/ prospectus, and the sections of this proxy statement/prospectus entitled “Coliseum Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “RET Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other financial information included elsewhere in this proxy statement/prospectus.
Coliseum management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments that appear in this proxy statement/prospectus. The unaudited pro forma combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented, as management believes income tax adjustments to not be meaningful given the combined entity incurred significant losses during the historical periods presented. Coliseum management considers this basis of presentation to be reasonable under the circumstances.
2.   Transaction Accounting Adjustments to Unaudited Pro Forma Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Combined Balance Sheet
As of September 30, 2024, Coliseum has an outstanding note payable to a related party in the amount of $550,000 and RET has an outstanding convertible note payable balance to related parties in the amount of $600,000. In addition, Coliseum and RET have received advances from related parties in the amount of approximately $1.6 million and approximately $207,000 (as of September 30, 2024), respectively. These amounts are expected to be paid upon consummation of the Business Combination with operating capital funds to the extent available.
The transaction accounting adjustments included in the unaudited pro forma combined balance sheet as of September 30, 2024, are as follows:
(a)
Reflects the liquidation and reclassification of cash and investments held in the Trust Account that became available for general corporate use following the Business Combination.

(b)
Reflects the transfer of Coliseum’s Class A Ordinary Shares subject to possible redemptions to permanent equity.

(c)
Reflects change in fair value of non-redemption agreement liabilities. Prior to Closing, the shareholders who agreed to not redeemed their Public Shares in connection with the meeting in November 2023 (“Non-redemption shareholders”) will receive an aggregate of 606,971 Class A Ordinary Shares and the New Sponsor and Previous Sponsor will in turn forfeit and surrender the same amount of their Class A Ordinary Shares to Coliseum for no consideration.

(d)
Represents preliminary estimated transaction costs to be incurred of approximately $5.9 million for Coliseum and approximately $2.5 million for RET, totaling $8.4 million. Of the $8.4 million total estimated transaction costs, (1) approximately $2.8 million of transaction costs was accrued as of the date of the unaudited pro forma combined balance sheet and (2) approximately $5.6 million of transaction costs were classified as an adjustment to accumulated deficit. The estimated transaction costs are further illustrated below.

Transaction Expenses Summary Table	Coliseum	RET
Legal advisory fees related to business combination	$2,250,000	$687,621
Financial advisory fees related to business combination	$1,085,997	$—
Audit, accounting fees related to business combination	$52,340	$220,800
Directors and officers insurance	$—	$1,500,000
Consulting, marketing fees related to business combination (*)	$2,449,435	$—
NYSE, SEC, printer and other regulatory fees	$107,750	$85,000
Total	$5,945,522	$2,493,421
(*) Includes reimbursement of $500,000 to the Sponsor Affiliate for out-of-pocket expenses incurred by him related to identifying, negotiating, investigating and completing the Business Combination and cash payment of the Deferred Consulting Fee to Meteora of approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.
(e)
Reflects the elimination of RET’s accumulated deficit of approximately $8.1 million to additional paid-in capital.

(f)
Reflects the conversion of Coliseum’s Founder Shares and Public Shares into Holdco Class A Common Stock, par value $0.0001, and issuance of Holdco Class A Common Stock and Holdco Class B Common Stock to RET’s shareholders. The “Exchange Ratio” will be equal to the quotient of (A) (i) $45,000,000 plus the amount of any Closing Offering with one or more bona fide third parties (which expressly excludes the RET Founders or their affiliates) which is structured as an investment directly into RET and is consummated and funded prior to the effectiveness of this Registration Statement divided by (ii) the Redemption Price, divided by (B) the total fully-diluted shares of Company Common Stock, assuming net exercise of outstanding Company Options and conversion of all outstanding convertible securities. The Redemption Price is estimated to be $11.22. Accordingly, assuming (x) there is no Closing Offering with bona fide third parties funded prior to the effectiveness of this Registration Statement, (y) there are 1,232 shares of Company Preferred Stock, 250 shares of Company Class A Common Stock, 40 shares of Company Class B Common Stock and 1,500 Company Options outstanding on the Closing Date (as discussed in footnote (h) below), which is the number of shares outstanding as of the date of this proxy statement/prospectus, and (z) the Redemption Price is $11.22, which is the estimated Redemption Price as of September 30, 2024, the Estimated Exchange Ratio is approximately 1,458 shares of Holdco Common Stock for every outstanding share of Company Common Stock, or an aggregate of 2,219,421 shares of Holdco Common Stock (including 2,160,714 shares of Holdco Class A Common Stock and 58,707 shares of Holdco Class B Common Stock) and 2,186,431 Holdco Options to purchase Holdco Class A Common Stock at a purchase price of $2.03 issued to RET’s shareholders.

(g)
On November 22, 2023, in connection with the November 2023 extension, Coliseum engaged Meteora, who also holds certain of the Public Shares, for consulting, advisory and related services. Coliseum agreed to pay Meteora a Deferred Consulting Fee settleable at the closing of the Business Combination equal to: (A) an amount in cash equal to the product of (i) 100,000 and (ii) the per-share Redemption Price, if Meteora does not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline, or (B) 100,000 Founder Shares in lieu of the cash payment of the Deferred Consulting Fee, if Meteora does not hold 100,000 Public Shares through the Business Combination redemption deadline. This illustration assumes that Meteora will retain its 100,000 Public Shares and will be paid the Deferred Consulting Fee in cash of approximately $1.1 million based on an assumed $11.22 Redemption Price as of September 30, 2024.

(h)
Pursuant to subscription agreements with the RET Founders dated August 23, 2024, RET agreed to sell an aggregate of 250 shares of Company Class A Common Stock at a purchase price of $2,955.78 per share and 40 shares of Company Class B Common Stock at a purchase price of $3,103.57 per share, for an aggregate purchase price of $865,000. As of September 30, 2024, the Company received $415,000 in connection with such agreements and recorded the remaining $450,000 in subscription receivable. This adjustment reflects the receipt of payment for the subscription receivable.

(i)
Reflects redemptions out of the Trust Account under the 25% and Maximum Redemptions Scenarios.

(j)
Reflects additional advance from related parties to cover for transaction costs. The advance will bear no interest and will be due on demand.

Transaction Accounting Adjustments to Unaudited Pro Forma Combined Statement of Operations
The transaction accounting adjustments included in the unaudited pro forma combined statements of operations for the nine months ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

(aa)
Reflects an adjustment for the transaction costs to be incurred subsequent to September 30, 2024 and December 31, 2023. Those costs are not expected to recur beyond 12 months.

(bb)
Reflects an adjustment to eliminate interest and other investment income related to the Trust Account.

3.   Loss per Share
Represents the net loss per share calculated using the historical weighted average Coliseum Ordinary Shares outstanding, and the issuance of additional shares in connection with the Business Combination and other related events, assuming the shares were outstanding since January 1, 2023. As the Business Combination and other related events are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. No unexercised warrants and options and no conversion of Convertible Notes were included in the earnings per share calculation as they would be anti-dilutive.
	Assuming No Redemptions	Assuming 25% Redemptions	Assuming Maximum Redemptions (1)
For the nine months ended September 30, 2024
Pro forma net loss	$(11,493,493)	$(11,493,493)	$(11,493,493)
Pro forma weighted average shares outstanding – basic and diluted	7,756,533	7,309,755	6,860,687
Net loss per share – basic and diluted	$(1.47)	$(1.56)	$(1.67)
For the year ended December 31, 2023
Pro forma net loss	$(7,856,669)	$(7,856,669)	$(7,856,669)
Pro forma weighted average shares outstanding – basic and diluted	7,756,533	7,309,755	6,860,687
Net loss per share – basic and diluted	$(1.01)	$(1.07)	$(1.15)
Pro Forma Weighted Average Shares
Coliseum Public Shareholders	1,787,112	1,340,334	891,266
Holders of Coliseum Founder Shares	3,750,000	3,750,000	3,750,000
Rainwater’s equityholders	2,219,421	2,219,421	2,219,421
Pro forma weighted average shares outstanding, basic and diluted	7,756,533	7,309,755	6,860,687

(1)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

DILUTION
If you acquired Public Shares in the IPO, your ownership interest will be immediately diluted to the extent of the difference between the $10.00 price per Unit sold in Coliseum’s IPO (each Unit consisting of one Class A Ordinary Share and one-third of one Warrant) and the net tangible book value per share, as adjusted, of the Holdco Class A Common Stock immediately after consummation of the Business Combination assuming no value is attached to the Holdco Warrants.
As of September 30, 2024, Coliseum’s net tangible book value was $14,846,419, which was calculated as total assets of $20,095,586 less total liabilities of $5,249,167. The number of Ordinary Shares outstanding as of September 30, 2024 was 5,537,112.
Our net tangible book value, as adjusted, was Coliseum’s net tangible book value after giving effect to the estimated transaction costs in connection with the potential Business Combination with RET, the changes in fair value of derivative liabilities upon closing of the Business Combination, and the different levels of redemptions. This illustration assumes no exercise of the Public Warrants and Private Placement Warrants or conversion of the $550,000 Convertible Note issued by Coliseum to the New Sponsor in connection with the extension loans. Our net tangible book value (deficit), as adjusted, would have been $9,531,396 (or $1.72 per share) in the No Additional Redemptions Scenario, or $4,518,547 (or $0.89 per share) in the 25% Redemptions Scenario, or $(519,996) (or $(0.11) per share) in the Maximum Redemptions Scenario. This represents an immediate decrease in net tangible book value of $(0.96), $(1.79), or $(2.79) per share and an immediate dilution of $8.28 (or 82.8%), $9.11 (or 91.1%), or $10.11 (or 101.1%) to the non-redeeming shareholders in the No Additional Redemptions Scenario, 25% Redemptions Scenario, and Maximum Redemptions Scenario, respectively. The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), which is approximately 50% of the outstanding Public Shares. The Business Combination Agreement includes a condition to RET’s obligation to close the transactions that the sum of the funds held in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from certain equity financings, after giving effect to the exercise by Public Shareholders of their redemption rights and before the payment of transaction expenses, must equal or exceed $10,000,000. The redemption of 895,846 Public Shares represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.
Dilution per share to Coliseum’s non-redeeming Public Shareholders is determined by subtracting net tangible book value (deficit) per share, as adjusted, from the initial public offering price per share in Coliseum’s IPO as set forth as follows under the No Additional Redemptions Scenario, 25% Redemptions Scenario, and Maximum Redemptions Scenario, respectively:
	No Redemptions		Assuming 25% Redemptions		Assuming Maximum Redemptions(4)
Initial public offering price per share		$10.00		$10.00		$10.00
Net tangible book value per share as of September 30, 2024	2.68		2.68		2.68
Decrease attributable to public shareholders	(0.96)		(1.79)		(2.79)
Net tangible book value (deficit) per share, as adjusted		1.72		0.89		(0.11)
Dilution to public shareholders		$8.28		$9.11		$10.11
Percentage of dilution to public shareholders		82.8%		91.1%		101.1%

The net tangible book value per share, as adjusted, is calculated as follows:
	Assuming No Additional Redemptions	Assuming 25% Redemptions	Assuming Maximum Redemptions(4)
Numerator:
Net tangible book value as of September 30, 2024(1)	$14,846,419	$14,846,419	$14,846,419
Plus: Change in fair value of derivative liabilities upon Closing(2)	254,181	254,181	254,181
Less: Possible redemptions	—	(5,012,849)	(10,051,392)
Less: Transaction costs to be incurred(3)	(5,569,204)	(5,569,204)	(5,569,204)
	$9,531,396	$4,518,547	$(519,996)
Denominator:
Public Shares outstanding before this offering	1,787,112	1,787,112	1,787,112
Possible redemptions	—	(446,778)	(895,846)
Founder shares	3,750,000	3,750,000	3,750,000
	5,537,112	5,090,334	4,641,266

(1)
Net tangible book value was calculated as total tangible assets less total liabilities.

(2)
Reflects change in fair value of non-redemption agreement liabilities and deferred consulting fee.

a.
In November 2023, in connection with an amendment to the SPAC Organizational Documents to extend the time by which Coliseum must complete its initial business combination, the Extension Non-Redeeming Shareholders, which are certain of Coliseum’s existing shareholders and other unaffiliated investors, entered into Extension Non-Redemption Agreements, pursuant to which the Extension Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the extension. In exchange for these commitments, the Extension Non-Redeeming Shareholders will receive an aggregate 606,971 Class A Ordinary Shares and the Sponsor Affiliate and Previous Sponsor will in turn forfeit and surrender the same amount of their Founder Shares to Coliseum for no consideration.

b.
On November 22, 2023, in connection with the November 2023 extension, Coliseum engaged Meteora, who holds certain of the Public Shares, for consulting, advisory and related services. Coliseum agreed to pay Meteora a Deferred Consulting Fee settleable at the closing of the Business Combination equal to: (A) an amount in cash equal to the product of (i) 100,000 and (ii) the per- share Redemption Price, if Meteora does not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline, or (B) 100,000 Founder Shares in lieu of the cash payment of the Deferred Consulting Fee, if Meteora does not hold 100,000 Public Shares through the Business Combination redemption deadline. This illustration assumes that Meteora will retain its Public Shares and will be paid the Deferred Consulting Fee in cash of approximately $1.1 million based on an assumed $11.22 Redemption Price as of September 30, 2024. This also reflects changes in fair value of Deferred Consulting Fees.

(3)
Represents preliminary estimated additional transaction costs to be incurred of approximately $5.6 million, which number excludes approximately $2.8 million of transaction costs already accrued as of the date of the unaudited pro forma combined balance sheets as of September 30, 2024.

(4)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

The Company’s valuation at or above which the non-redeeming shareholders’ interest per share would be at least the IPO price per share ($10.00 per share) would be $10.00 per share times number of shares issued to RET and number of Public Shares remaining. For this illustrative purpose, the Company’s valuation would be $40,065,330, or $35,597,550 or $31,106,870 in the No Additional Redemptions Scenario, 25% Redemptions Scenario, and Maximum Redemptions Scenario, respectively.
Coliseum had an aggregate of 5,000,000 Public Warrants and 3,225,000 Private Placement Warrants outstanding which had no intrinsic value and were anti-dilutive. In addition, Coliseum had $550,000 in outstanding Convertible Note balance as of September 30, 2024 that can be converted into Private Placement Warrants at a conversion price of $1.50.
Coliseum’s obligations under the Business Combination Agreement are subject to certain customary closing conditions, including the $10 million Minimum Cash Condition. The Business Combination Agreement includes a condition to RET’s obligation to close the transactions that the sum of the funds held in the Trust Account, together with the cash on Coliseum’s balance sheet and the aggregate amount of gross proceeds from certain equity financings, after giving effect to the exercise by Public Shareholders of their redemption rights and before the payment of transaction expenses, must equal or exceed $10,000,000. As of the date of this proxy statement/prospectus, the parties intend to satisfy the Minimum Cash Condition through the retention of funds in the Trust Account, and therefore there is no 100% Redemptions Scenario.

The following table illustrates estimated ownership levels in Holdco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders, excluding the dilutive effect of Public Warrants, Private Placement Warrants, and Holdco Options.
	No Additional Redemptions Scenario				25% Redemptions Scenario				Maximum Redemptions Scenario
Shareholder	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)
Paul Dacier(2)	1,869,760	18,786	24.3%	25.1%	1,869,760	18,786	25.8%	26.5%	1,869,760	18,786	27.5%	28.0%
Niccolo de Masi(3)	93,697	16,438	1.4%	4.0%	93,697	16,438	1.5%	4.2%	93,697	16,438	1.6%	4.4%
Harry You(4)	2,397,377	23,483	31.2%	32.1%	2,397,377	23,483	33.1%	33.8%	2,397,377	23,483	35.3%	35.8%
SPAC Public Shareholders(5)(8)	1,787,112	—	23.0%	20.8%	1,340,334	—	18.3%	16.5%	891,266	—	13.0%	11.6%
Previous Sponsor(6)	942,909	—	12.2%	11.0%	942,909	—	12.9%	11.6%	942,909	—	13.7%	12.3%
Extension Non-Redeeming Holders(7)	606,971	—	7.8%	7.1%	606,971	—	8.3%	7.5%	606,971	—	8.8%	7.9%
TOTAL	7,697,826	58,707	100.0%	100.0%	7,251,048	58,707	100.0%	100.0%	6,801,980	58,707	100.0%	100.0%

(1)
Each share of Holdco Class A Common Stock will entitle the holder thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and each share of Holdco Class B Common Stock will entitle the holder thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote.

(2)
As of immediately prior to the Closing, Mr. Dacier holds 1,232 shares of Company Preferred Stock, 51 shares of Company Class A Common Stock, and 13 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock.

(3)
As of immediately prior to the Closing, Mr. de Masi holds 64 shares of Company Class A Common Stock and 11 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 93,697 shares of Holdco Class A Common Stock and 16,438 shares of Holdco Class B Common Stock. Excludes shares of Holdco Class A Common Stock issuable upon the exercise of 740,023 Holdco Options held by Mr. de Masi after the Closing.

(4)
As of immediately prior to the Closing, Mr. You holds (i) 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, which shares will be exchanged in the Company Merger for an aggregate of 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock and (ii) 2,200,120 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 2,200,120 shares of Holdco Class A Common Stock. Excludes 424,880 Forfeited Shares pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement. Excludes shares issuable upon the exercise of 2,257,500 Private Placement Warrants held by the New Sponsor, which entity is wholly-owned by Harry You, shares issuable upon the potential conversion of $650,000 of outstanding Working Capital Loans (as of the date of this proxy statement/prospectus) into warrants and upon the exercise of such warrants, and shares issuable upon the exercise of 1,457,621 Holdco Options held by Mr. You after the Closing.
(5)
Excludes shares issuable upon the exercise of 5,000,000 Public Warrants.

(6)
As of immediately prior to the Closing, the Previous Sponsor holds 942,909 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 942,909 shares of Holdco Class A Common Stock. Excludes 182,091 Forfeited Shares pursuant to the terms of the Sponsor Support Agreement. Excludes shares issuable upon the exercise of 967,600 Private Placement Warrants.

(7)
Represents shares issuable pursuant to the Extension Non-Redemption Agreements.

(8)
On November 22, 2023, Coliseum engaged Meteora, who also holds Public Shares, to provide Coliseum with consulting, advisory and related services with respect to the November 2023 extension. In exchange, Coliseum agreed to pay Meteora a total of $250,000 as an upfront cash payment and a Deferred Consulting Fee payable at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora’s Deferred Consulting Fee will be satisfied by the issuance of 100,000 Founder Shares at the time of Closing in lieu of the cash payment. Coliseum assumes that Meteora will hold at least 100,000 Public Shares through the consummation of the Business Combination in order to receive the Deferred Consulting Fee in cash, and that Meteora will therefore be paid approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.

Share ownership presented in the table above is only presented for illustrative purposes and does not necessarily reflect what Holdco’s share ownership will be after the Closing. Coliseum cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages and voting power of current Coliseum shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience dilution as a result of the Business Combination. The Public Shareholders currently own 32.3% of the Coliseum Class A Ordinary Shares. As noted in the above table, if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 32.3% of the Class A Ordinary Shares prior to the Business Combination to owning 23.0% of the total Holdco Common Stock outstanding. As redemptions increase, the overall percentage ownership and voting percentage held by the RET Founders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. The table presented also assumes that there is no Closing Offering or other financing. If Coliseum, RET, or Holdco obtains financing prior to the Closing, it could further dilute the share ownership of Coliseum Public Shareholders. Further, the table presented does not include the dilutive effect of Public Warrants, Private Placement Warrants, and Holdco Options. Each Public Warrant and each Private Placement Warrant outstanding at the Closing will be exercisable commencing 30 days after the Closing for 1 share of Holdco Class A Common Stock at an exercise price of $11.50 per share. If each such outstanding warrant is exercised for cash, Holdco’s fully-diluted share capital will increase by a total of 8,225,000 shares of Holdco Class A Common Stock with $94,587,500 paid to Holdco to exercise the warrants (or a total of 8,658,333 shares and $99,570,833 if the $650,000 of Working Capital Loans outstanding as of the date of this proxy statement/prospectus are converted into 433,333 Private Placement Warrants and such Private Placement Warrants are also exercised). Each Holdco Option outstanding at the Closing will be exercisable immediately for 1 share of Holdco Class A Common Stock at an estimated exercise price of $2.03 per share, based on the Estimated Exchange Ratio in the Business Combination. If each such outstanding option is exercised for cash, Holdco’s fully-diluted share capital will increase by a total of 2,186,431 shares of Holdco Class A Common Stock with $4,438,455 paid to Holdco to exercise the options. For more information about the consideration to be received in the Business Combination, these scenarios and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information”. See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Common Stock as consideration in the Business Combination and due to future issuances of equity awards to RET employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.”
Dilutive Instruments
The table below shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the conversion of $650,000 of outstanding working capital notes into Private Placement Warrants at a conversion price of $1.50 per warrant and the exercise of all Public Warrants and Private Placement Warrants, which are exercisable for one share of Holdco Class A Common Stock at a price of $11.50 per share, and assume the exercise of all 2,186,431 Holdco Options, which are exercisable to purchase 2,186,431 shares of Holdco Class A Common Stock at an exercise price of $2.03 per share after the Closing (based on the Estimated Exchange Ratio).
	No Additional Redemptions Scenario				25% Redemptions Scenario				Maximum Redemptions Scenario
Shareholder	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)	Holdco Class A Common Stock	Holdco Class B Common Stock	% of Outstanding Holdco Common Stock	% of Voting Power(1)
Paul Dacier(2)	1,869,760	18,786	10.2%	11.1%	1,869,760	18,786	10.4%	11.3%	1,869,760	18,786	10.7%	11.6%
Niccolo de Masi(3)	822,507	16,438	4.5%	5.5%	822,507	16,438	4.6%	5.6%	822,507	16,438	4.7%	5.8%
Harry You(4)	3,854,998	23,483	20.9%	21.7%	3,854,998	23,483	21.4%	22.2%	3,854,998	23,483	21.9%	22.7%
SPAC Public Shareholders(5)(8)	1,787,112	—	9.6%	9.2%	1,340,334	—	7.4%	7.1%	891,266	—	5.0%	4.8%
Previous Sponsor(6)	942,909	—	5.1%	4.9%	942,909	—	5.2%	5.0%	942,909	—	5.3%	5.1%
Extension Non-Redeeming Holders(7)	606,971	—	3.3%	3.1%	606,971	—	3.3%	3.2%	606,971	—	3.4%	3.3%
Public Warrants(9)	5,000,000	—	26.9%	25.7%	5,000,000	—	27.5%	26.3%	5,000,000	—	28.2%	27.0%
Private Placement Warrants(10)	3,225,000	—	17.3%	16.6%	3,225,000	—	17.8%	17.0%	3,225,000	—	18.2%	17.4%
Working Capital Notes(11)	433,333	—	2.3%	2.2%	433,333	—	2.4%	2.3%	433,333	—	2.4%	2.3%
TOTAL	18,542,590	58,707	100.0%	100.0%	18,095,812	58,707	100.0%	100.0%	17,646,744	58,707	100.0%	100.0%

*
Less than 1%.

(1)
Each share of Holdco Class A Common Stock will entitle the holder thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and each share of Holdco Class B Common Stock will entitle the holder thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote.

(2)
As of immediately prior to the Closing, Mr. Dacier holds 1,232 shares of Company Preferred Stock, 51 shares of Company Class A Common Stock, and 13 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 1,869,760 shares of Holdco Class A Common Stock and 18,786 shares of Holdco Class B Common Stock.

(3)
As of immediately prior to the Closing, Mr. de Masi holds 64 shares of Company Class A Common Stock and 11 shares of Company Class B Common Stock. Following the Closing, such shares will be exchanged in the Company Merger for an aggregate of 93,697 shares of Holdco Class A Common Stock and 16,438 shares of Holdco Class B Common Stock. Includes 728,810 shares of Holdco Class A Common Stock issuable upon the exercise of 728,810 Holdco Options held by Mr. de Masi after the Closing assuming such options are exercised for cash.

(4)
As of immediately prior to the Closing, Mr. You holds (i) 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, which shares will be exchanged in the Company Merger for an aggregate of 197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock and (ii) 2,200,120 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 2,200,120 shares of Holdco Class A Common Stock. Includes 1,457,621 shares of Holdco Class A Common Stock issuable upon the exercise of 1,457,621 Holdco Options held by Mr. You after the Closing assuming such options are exercised for cash. Excludes 424,880 Forfeited Shares pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement. Excludes shares issuable upon the exercise of 2,257,500 Private Placement Warrants held by the New Sponsor, which entity is wholly-owned by Harry You, which shares are presented in the row titled “Private Placement Warrants” and shares issuable upon the potential conversion of $650,000 of outstanding Working Capital Loans (as of the date of this proxy statement/prospectus) into warrants and upon the exercise of such warrants, which shares are presented in the row titled “Working Capital Notes”.

(5)
Excludes shares issuable upon the exercise of 5,000,000 Public Warrants, which shares are presented in the row titled “Public Warrants”.

(6)
As of immediately prior to the Closing, the Previous Sponsor holds 942,909 Coliseum Class A Ordinary Shares, which will be exchanged in the SPAC Merger for an aggregate of 942,909 shares of Holdco Class A Common Stock. Excludes 182,091 Forfeited Shares pursuant to the terms of the Sponsor Support Agreement. Excludes shares issuable upon the exercise of 967,600 Private Placement Warrants, which shares are presented in the row titled “Private Placement Warrants”.

(7)
Represents shares issuable pursuant to the Extension Non-Redemption Agreements.

(8)
On November 22, 2023, Coliseum engaged Meteora, who also holds Public Shares, to provide Coliseum with consulting, advisory and related services with respect to the November 2023 extension. In exchange, Coliseum agreed to pay Meteora a total of $250,000 as an upfront cash payment and a Deferred Consulting Fee payable at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora’s Deferred Consulting Fee will be satisfied by the issuance of 100,000 Founder Shares at the time of Closing in lieu of the cash payment. Coliseum assumes that Meteora will hold at least 100,000 Public Shares through the consummation of the Business Combination in order to receive the Deferred Consulting Fee in cash, and that Meteora will therefore be paid approximately $1.1 million, based on an assumed $11.22 Redemption Price as of September 30, 2024.

(9)
Reflects shares of Holdco Class A Common Stock issuable upon the exercise of the Public Warrants sold as part of the Units in Coliseum’s IPO, assuming all such Public Warrants are exercised for cash immediately upon the Closing.

(10)
Reflects shares of Holdco Class A Common Stock issuable upon the exercise of the Private Placement Warrants, assuming all such Private Placement Warrants are exercised for cash immediately upon the Closing.

(11)
Reflects shares of Holdco Class A Common Stock issuable upon the potential conversion of $650,000 of Coliseum working capital notes outstanding as of the date of this proxy statement/prospectus, into 433,333 Private Placement Warrants at a conversion price of $1.50 per warrant pursuant to the terms of such notes, and the exercise of such Private Placement Warrants, assuming such notes are fully converted and such warrants are exercised for cash immediately upon the Closing.

INFORMATION ABOUT COLISEUM
Introduction
Coliseum is a blank check company incorporated in the Cayman Islands on February 5, 2021. Coliseum was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. Coliseum is an early stage and emerging growth company and, as such, Coliseum is subject to all of the risks associated with early stage and emerging growth companies. Coliseum has not generated operating revenues to date, and we do not expect that it will generate operating revenues until after the consummation of the Business Combination.
Initial Public Offering
Coliseum has not commenced any operations. All activity for the period from February 5, 2021 (inception) to date relates to Coliseum’s formation and the initial public offering as described below, and since the closing of the initial public offering, the search for and efforts to consummate a prospective initial business combination. Coliseum will not generate any operating revenues until after the completion of an initial business combination, at the earliest. Coliseum will generate non-operating income in the form of investment income from the proceeds derived from the initial public offering and will recognize other income and expense related to the change in fair value of warrant liabilities.
Prior to the initial public offering, the Previous Sponsor purchased an aggregate of 4,312,500 Class B Ordinary Shares for an aggregate purchase price of $25,000, or approximately $0.006 per share.
The registration statement for the initial public offering was declared effective on June 22, 2021. On June 25, 2021, Coliseum consummated the initial public offering of 15,000,000 Units, each Unit consisting of one Class A Ordinary Share and one-third of one Warrant, at $10.00 per Unit, generating gross proceeds of $150,000,000. Coliseum granted Stifel a 45-day option to purchase up to 2,250,000 additional Units, which option expired unexercised on August 6, 2021. Transaction costs amounted to $9,176,463 consisting of $3,000,000 of underwriting fees, $5,625,000 of deferred underwriting fees (which were later entirely waived by the underwriter on June 12, 2023), and $551,463 of other offering costs. Coliseum was reimbursed $750,000 by Stifel for such transaction costs.
Simultaneously with the closing of the initial public offering, Coliseum consummated the sale of 3,225,000 Warrants at a price of $1.50 per Warrant in a private placement to the Previous Sponsor, generating gross proceeds of $4,837,500.
Following the closing of the initial public offering, an amount of $150,000,000 ($10.00 per Unit sold in the initial public offering) from the net proceeds of the sale of the Units in the initial public offering and the concurrent private placement of Warrants was placed in the Trust Account pursuant to the Trust Agreement. Coliseum initially had 24 months from the closing of the initial public offering (or until June 25, 2023) to complete an initial business combination.
On June 15, 2023, Coliseum, the Previous Sponsor and the New Sponsor entered into the Purchase Agreement, pursuant to which, among other things, the Previous Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from Previous Sponsor an aggregate of 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants held by the Previous Sponsor for an aggregate purchase price of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to the Trust Account in connection with the First Extension (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. On June 26, 2023, the Transfer Transaction was completed and immediately thereafter the Previous Sponsor elected to convert each of the remaining 1,125,000 Class B Ordinary Shares it held into Class A Ordinary Shares on a one-for-one basis and Sponsor Affiliate elected to convert 2,624,999 of the 2,625,000 Class B Ordinary Shares he held into Class A Ordinary Shares on a one for one basis, with such conversions occurring pursuant to the terms of the SPAC Organizational Documents. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor.
On June 21, 2023, Coliseum entered into Amendment No. 1 to the Trust Agreement with Continental Stock Transfer & Trust Company, as Trustee, which amended the Trust Agreement to provide that the Trustee may, at the direction of Coliseum (i) hold the funds in the Trust Account uninvested, (ii) hold the funds in the Trust Account in an interest-bearing bank demand deposit account, or (iii) invest and reinvest the funds in the Trust Account in solely United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act (or any successor rule), which invest only in direct U.S. government treasury obligations. The Trustee is not permitted to invest in other securities or assets. Investing in Coliseum’s securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the use of such funds upon completion of a business combination or distribution upon redemption of Public Shares.
On June 22, 2023, Coliseum’s shareholders approved amendments to the SPAC Organizational Documents to, among other things, extend the date by which Coliseum had to consummate a Business Combination up to twelve (12) times for an additional one (1) month each time (each, an “Extension Period”), only if the Previous Sponsor or its designee would deposit into the Trust Account as a loan, an amount equal to $100,000 for each Extension Period elected by the Board. In connection with the Transfer Transaction, the New Sponsor assumed the obligation to make contributions to the Trust Account in connection with each monthly Extension Period elected by the Board in connection with the First Extension.
In order to provide the Contribution and to finance transaction costs in connection with a Business Combination, Coliseum issued the Convertible Note to the New Sponsor with a principal amount up to $1.5 million on June 22, 2023. The Convertible Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Business Combination, or (b) the date of Coliseum’s winding up. If Coliseum does not consummate the Business Combination by the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Additionally, upon the consummation of the Business Combination, up to $1.5 million of the outstanding principal amount of the Convertible Note and all other Working Capital Loans (if any) may be converted into Private Placement Warrants, at a price of $1.50 per warrant, at the option of the New Sponsor. Following the approval of the First Extension, the Board elected five Extension Periods and the New Sponsor made an aggregate of $500,000 in Contributions which were deposited into the Trust Account. In connection with the First Extension, shareholders redeemed an aggregate of 9,121,799 Public Shares and following such redemptions Coliseum had $55,303,628 held in the Trust Account.
On June 27, 2023, Coliseum moved its Trust Account out of investment in securities and into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company.
On November 27, 2023, Coliseum’s shareholders approved, among other things, a further amendment to the SPAC Organizational Documents to remove the monthly Extension Periods and Contribution payments structure and instead extend the liquidation date for a period of seven months, to June 25, 2024, which date could be further extended without another shareholder vote, by resolution of the Board, for an additional three months, until up to September 25, 2024. In connection with the Second Extension, shareholders redeemed an aggregate of 3,001,840 Public Shares and following such redemptions Coliseum had $30,789,361 held in Trust Account. On June 20, 2024, the Board elected to extend Coliseum’s liquidation date to September 25, 2024.
On September 24, 2024, Coliseum Shareholders approved a further amendment to the SPAC Organizational Documents to extend the date by which Coliseum must consummate its business combination, from September 25, 2024 to October 25, 2024, and to allow Coliseum, without another shareholder vote, by resolution of the Board, to elect to further extend such date up to two times for an additional one month each time, until up to December 25, 2024, only if the New Sponsor or its affiliate or designee would deposit into the Trust Account, as a loan, (i) on or before September 25, 2024, with respect to the initial extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of the Public Shares then outstanding, and (ii) one business day following the public announcement by the Company disclosing that the Board has determined to implement an additional monthly extension, with respect to each such additional extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of Public Shares of the Company then outstanding, up to a maximum aggregate New Contribution amount of $150,000 if all monthly extensions are exercised. In connection with the Third Extension, Public Shareholders holding an aggregate of 1,089,249 Public Shares exercised their right to redeem their shares for approximately $11.18 per share of the funds held in the Company’s Trust Account, leaving approximately $19.99 million in cash in the Trust Account after satisfaction of such redemptions. Following such redemptions, the Company had an aggregate of 5,537,112 ordinary shares outstanding, of which 5,537,111 were Class A Shares and 1 was a Class B Share.
As of the date of this proxy statement/prospectus, the Board has extended such date to December 25, 2024, and the New Sponsor has deposited an aggregate of $150,000 of New Contributions into the Trust Account.
Coliseum has until up to December 25, 2024, to complete its initial business combination. However, Nasdaq rules require that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, which, in the case of Coliseum, was June 22, 2024. Accordingly the SPAC Organizational Documents currently contravene Nasdaq rules.
On June 25, 2024, Coliseum received a notice from the Listing Qualifications Department of the Nasdaq Stock Market stating that, due to Coliseum’s non-compliance with Nasdaq Rule IM-5101-2, which requires a special purpose acquisition company to complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, Coliseum’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, unless Coliseum timely requested a hearing before the Nasdaq Hearings Panel. Coliseum requested a hearing before the Hearing Panel, which took place on August 8, 2024. On August 14, 2024, the Nasdaq Hearings Panel notified Coliseum that it granted Coliseum’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, Coliseum will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its initial business combination, provided that Coliseum provides the Hearings Panel with certain progress updates relating to the status of the Business Combination. For more information see “Risk Factors — The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq”.
Fair Market Value of RET’s Business
Nasdaq rules require that a SPAC’s initial business combination must be with one or more businesses or assets with a fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the amount of any deferred underwriting fees and the taxes payable on the income earned on the Trust Account) and that a majority of Coliseum’s independent directors approve such initial business combination. We refer to this as the 80% fair market value test. We will not complete a business combination unless we acquire a controlling interest in a target company, or we are otherwise not required to register as an investment company under the Investment Company Act. The Transaction Committee and the Board determined that this test was met in connection with the proposed Business Combination. For more information, please see the section entitled “The Business Combination — Satisfaction of 80% Test”.
Shareholder Approval of Business Combination
Coliseum is seeking shareholder approval of the Business Combination and related matters at the Extraordinary General Meeting, at which Public Shareholders may seek to redeem their Public Shares, subject to the limitations described herein. Accordingly, in connection with the Business Combination, Coliseum’s shareholders may seek to redeem the Public Shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus. For more information, please see the section entitled “The Extraordinary General Meeting — Redemption Rights”.

The Previous Sponsor and the New Sponsor have entered into the Sponsor Support Agreement and agreed to, among other things, vote in favor of the Business Combination, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any Ordinary Shares held by them.
The Previous Sponsor and Sponsor Affiliate own an aggregate of 3,750,000 Founder Shares. As a result, as of the date of this proxy statement/prospectus, Previous Sponsor and Sponsor Affiliate own approximately 67.7% of the issued and outstanding Ordinary Shares. Accordingly, they will be able to approve each of the Business Combination Proposal, the Merger Proposal, and the Adjournment Proposal even if all other outstanding shares are voted against such proposals. However, to the extent that the Previous Sponsor, New Sponsor, Sponsor Affiliate or our executive officers or directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.
Potential Purchases of Public Shares and/or Public Warrants
Our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates may purchase Public Shares or Public Warrants in privately-negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of Public Shares or Public Warrants our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. None of the funds in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions. Such purchases may include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.
In the event that our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the Business Combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against the Business Combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. None of the funds held in the Trust Account will be used to purchase Public Shares or Public Warrants in such transactions prior to completion of the Business Combination. It is intended that, if Rule 10b-18 would apply to purchases by our New Sponsor, directors, officers, advisors or any of their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.
The purpose of such transaction could be to (1) increase the likelihood of obtaining shareholder approval of the Business Combination, (2) reduce the number of Public Warrants outstanding or (3) satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. We expect any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our Class A Ordinary Shares or Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

Our New Sponsor, Sponsor Affiliate, officers, directors and/or any of their affiliates anticipate that they may identify the shareholders with whom our New Sponsor, Sponsor Affiliate, officers, directors or their affiliates may pursue privately-negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests tendered by shareholders following our mailing of proxy materials in connection with the Business Combination. To the extent that our New Sponsor, Sponsor Affiliate, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such shareholder has already submitted a proxy with respect to the Business Combination. Such persons would select the shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. Our New Sponsor, officers, directors, advisors or their affiliates will only purchase Public Shares and Public Warrants if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.
In the event our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors and their affiliates will purchase Public Shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates were to Public Shares from Public Shareholders outside the redemption process, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of the Public Shares purchased by our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors and their affiliates from Public Shareholders outside the redemption process would not be voted in favor of approving the Business Combination;

•
our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors and their affiliates would not possess any redemption rights with respect to the Public Shares or, if they possess such redemption rights, they would waive such rights; and

•
we will disclose in a Current Report on Form 8-K, to be filed before the Extraordinary General Meeting, the following material items:

•
the number of Public Shares purchased by our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates from Public Shareholders outside the redemption process, along with the purchase price for such Public Shares;

•
the purpose of the purchases of such Public Shares by our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates;

•
the impact, if any, of the purchases of such Public Shares by our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates on the likelihood that the Business Combination will be approved and consummated;

•
the identity of the selling shareholders who sold such Public Shares to our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates (if not purchased on the open market) or the nature of the selling shareholders (e.g., 5% security holders) who sold such Public Shares to our New Sponsor, Sponsor Affiliate, directors, executive officers, advisors or their affiliates; and

•
the number of Public Shares for which we have received redemption requests pursuant to our redemption offer.

Liquidation if No Business Combination
Coliseum initially had 24 months from the closing of the initial public offering (or June 25, 2023) to complete our initial business combination. On June 22, 2023, Coliseum held an extraordinary general meeting. At the June Meeting, shareholders voted on and approved three proposals (i) an amendment of the SPAC Organizational Documents to extend the date by which Coliseum had to consummate a Business Combination up to twelve (12) times for an additional one (1) month each time, only if the Previous Sponsor or its designee would make Contributions into the Trust Account, as a loan, an amount equal to $100,000 for each monthly Extension Period elected by the Board, (ii) an amendment to the SPAC Organizational Documents to remove the net tangible asset requirement from the SPAC Organizational Documents in order to expand the methods that Coliseum may employ so as not to become subject to the “penny stock” rules of the SEC, and (iii) an amendment to the SPAC Organizational Documents to provide for the right of a holder of the Class B Ordinary Shares to convert into Public Shares on a one-for-one basis at any time and from time to time prior to the closing of a business combination at the election of the holder.
In connection with the Transfer Transaction, the New Sponsor assumed the obligation to make Contributions to the Trust Account in connection with each monthly Extension Period elected by the Board. Following the approval of the First Extension, the Board elected five Extension Periods and our New Sponsor made an aggregate of $500,000 of Contributions which were deposited into the Trust Account.
On November 27, 2023, Coliseum held an extraordinary general meeting in lieu of annual general meeting of Coliseum (the “November Meeting”). At the November Meeting, shareholders voted on and approved three proposals: (i) an amendment to the SPAC Organizational Documents to extend the date by which Coliseum had to consummate an initial business combination to June 25, 2024, and to allow Coliseum, without another shareholder vote, by resolution of the Board, to elect to further extend such period for an additional three months, until up to September 25, 2024, without requiring the New Sponsor to make any Contributions into the Trust Account, (ii) an amendment to the SPAC Organizational Documents to permit the Board, in its sole discretion, to elect to wind up Coliseum’s operations prior to the end of the Combination Period, as determined by the Board and included in a public announcement, and (iii) the re-election of Walter Skowronski and Harry L. You as Class I directors to serve for a term of three years or until their respective successors are duly elected or appointed and qualified. On June 20, 2024, the Board elected to extend Coliseum’s liquidation date to September 25, 2024.
In connection with the shareholder approval of the First Extension on June 22, 2023, and the Second Extension on November 27, 2023, an aggregate of 9,121,799 and 3,001,840 Public Shares were redeemed for an aggregate amount of $94,696,372 and $32,132,524, respectively. As of December 31, 2023, Coliseum had 2,876,361 Public Shares outstanding and an aggregate amount of $30,969,758 held in the Trust Account.
In connection with the November Meeting, Coliseum and the Sponsor Affiliate entered into the Extension Non-Redemption Agreements with the Extension Non-Redeeming Shareholders, pursuant to which the Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the proposals brought before the November Meeting. In exchange for these commitments from the Non-Redeeming Shareholders, the Sponsor Affiliate agreed to forfeit and surrender for no consideration at the closing of Coliseum’s initial business combination (i) an aggregate of 455,228 Founder Shares in consideration of the extension to June 25, 2024, and (ii) an aggregate of 151,743 Founder Shares in consideration for the further extension to September 25, 2024, and Coliseum agreed to issue to the Extension Non-Redeeming Shareholders a number of newly issued Class A Ordinary Shares of Coliseum in an amount equal to the Forfeited Shares. The Non-Redeeming Shareholders have fully performed all of their obligations under the Non-Redemption Agreements and are not required to continue to hold or not redeem their Public Shares in connection with the Business Combination, and are not required to vote their Public Shares in favor of the Business Combination, in order to receive such shares. Accordingly, we cannot assure you that the Extension Non-Redeeming Shareholders still hold any portion of the 2,023,236 Public Shares that were the subject of the Extension Non-Redemption Agreements as of the date of this proxy statement/prospectus or that they will continue to hold such shares on the Closing Date.
On September 24, 2024, Coliseum Shareholders approved a further amendment to the SPAC Organizational Documents to extend the date by which Coliseum must consummate its business combination, from September 25, 2024 to October 25, 2024, and to allow Coliseum, without another shareholder vote, by resolution of the Board, to elect to further extend such date up to two times for an additional one month each time, until up to December 25, 2024, only if the New Sponsor or its affiliate or designee would deposit into the Trust Account, as a loan, (i) on or before September 25, 2024, with respect to the initial extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of the Public Shares then outstanding, and (ii) one business day following the public announcement by the Company disclosing that the Board has determined to implement an additional monthly extension, with respect to each such additional extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of Public Shares of the Company then outstanding, up to a maximum aggregate New Contribution amount of $150,000 if all monthly extensions are exercised. In connection with the Third Extension, Public Shareholders holding an aggregate of 1,089,249 Public Shares exercised their right to redeem their shares for approximately $11.18 per share of the funds held in the Company’s Trust Account, leaving approximately $19.99 million in cash in the Trust Account after satisfaction of such redemptions. Following such redemptions, and as of the date of this proxy statement/prospectus Coliseum had an aggregate of 5,537,112 ordinary shares outstanding, of which 5,537,111 were Class A Shares and 1 was a Class B Share. The Board has extended the Combination Period to December 25, 2024, and the Sponsor has made an aggregate of $150,000 of New Contributions to the Trust Account.
If Coliseum has not completed its initial business combination within the Combination Period, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants.
The Previous Sponsor, New Sponsor, Sponsor Affiliate, and Coliseum’s officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination within the Combination Period. Such redemption rights waiver was provided at the time of the IPO (with respect to the Previous Sponsor and Coliseum’s prior officers and directors) and at the time of the Transfer Transaction (with respect to the New Sponsor and Sponsor Affiliate) without any separate consideration paid. However, if such persons acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination by within the Combination Period.
Our Previous Sponsor, New Sponsor, Sponsor Affiliate, directors and officers have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the SPAC Organizational Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Combination Period or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity, unless we provide our Public Shareholders with the opportunity to redeem their Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares.
We expect to use the amounts held outside the Trust Account ($0 as of September 30, 2024) to pay for all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, if we do not complete the Business Combination within the Combination Period, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the Trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
The proceeds deposited in the Trust Account could become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $11.22, which is the estimated per share amount available in the Trust Account as of September 30, 2024. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims. See “Risk Factors — Risks Relating to the Business Combination and Coliseum — If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in Coliseum’s IPO).” and other risk factors contained herein.
Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Our New Sponsor agreed that it will indemnify us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then neither our Previous Sponsor nor our New Sponsor will be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Previous Sponsor or our New Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Previous Sponsor’s and our New Sponsor’s only assets are securities of our company and, therefore, our Previous Sponsor may not be able to satisfy those obligations. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our Previous Sponsor or New Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Previous Sponsor or New Sponsor to enforce its indemnification obligations. It is possible that our independent directors in exercising their business judgment may choose not to seek indemnification from our Previous Sponsor or New Sponsor in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

We will seek to reduce the possibility that our Previous Sponsor or New Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Previous Sponsor and New Sponsor will also not be liable as to any claims under our indemnity of our underwriter of our initial public offering against certain liabilities, including liabilities under the Securities Act. We may have access to use the amounts held outside the Trust Account ($0 as of September 30, 2024) to pay any such potential claims but these amounts may be spent on expenses incurred as a result of being a public company or due diligence expenses on prospective business combination candidates (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.
If we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our Public Shareholders. Additionally, if we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, our Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) our completion of the Business Combination, and then only in connection with those Class A Ordinary Shares that such shareholder properly elected to redeem, subject to certain limitations described in more detail elsewhere in this proxy statement/prospectus; (2) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the SPAC Organizational Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of our Public Shares if we do not complete the Business Combination within the Combination Period or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity; and (3) the redemption of our Public Shares if we have not completed the Business Combination within the Combination Period, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants.
New Sponsor, Sponsor Affiliate, and Coliseum’s Management Team
Berto LLC, a Delaware limited liability company, which we refer to in this proxy statement/prospectus as the “New Sponsor”, was formed in connection with the Transfer Transaction for the purpose of acting as the sponsor of Coliseum from and after the closing of the Transfer Transaction. Other than its investment in Coliseum and its work on behalf of Coliseum, the New Sponsor is not engaged in any business. The New Sponsor is controlled by Harry L. You, Coliseum’s Chairman of the Board, who we refer to in this proxy statement/prospectus as the “Sponsor Affiliate”. No other person has a direct or indirect material interest in the New Sponsor.
In connection with the Transfer Transaction, the New Sponsor became Coliseum’s sponsor, and Coliseum appointed Charles Wert to serve as Chief Executive Officer and as a member of the Board and Oanh Truong to serve as Chief Financial Officer, Harry You to serve as Chairman of the Board, and Roland Rapp, Kenneth Rivers and Walter Skowronski to serve on the Board. At such time, there was no agreement, arrangement, or understanding between RET and Mr. You to enter into a business combination with Coliseum or any alternate SPAC and no agreement, arrangement, or understanding between Coliseum and

Mr. You or the New Sponsor with respect to determining whether to explore a potential business combination with RET or to proceed with the Business Combination.
Mr. You and Coliseum’s management team have sponsored seven prior special purpose acquisition companies, which are summarized in the following table:
SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of New Sponsor and Coliseum Management
GTY Technology Holdings Inc. (“GTY”)
October 2016
$552 million
On October 30, 2018, GTY held a special meeting of shareholders to extend the date by which it must complete a business combination from November 1, 2018 to May 1, 2019. In connection with the extension, approximately 34,011,538 public shares were redeemed, or approximately 65% redemptions

February 2019
Several businesses in the software as a service and cloud software industry: Bonfire Interactive Ltd., CityBase, Inc., eCivis Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc., and Sherpa Government Solutions LLC.
In connection with the vote to approve such business combination, 11,073,040 public shares were redeemed, which, together with the shares redeemed in connection with the extension, totals approximately 86% redemptions.
			N/A. Acquired by GI Partners, a private equity firm, in July 2022.
Harry You: Sponsor and promoter of GTY prior to its business combination; Chief Financial Officer from September 2016 to August 2019 and President in May 2019 and from September 2016 to February 2019; Vice Chairman of the board of GTY from February 2019 to July 2022
Charles Wert: director and chairman of the audit committee from completion of its initial public offering in 2016 until the completion of its merger with GI Georgia Midco, Inc. in 2022.

dMY Technology Group, Inc. (“dMY I”)	February 2020 $230 million There was no vote held to extend the date by which dMY I must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	December 2020 Rush Street Interactive, Inc., an online casino and sports wagering company. In connection with the vote to approve such business combination, 485 public shares were redeemed, or less than 0.01% of the outstanding public shares.	$14.42
Harry You: Sponsor and promoter of dMY I prior to its business combination; director of dMY I from September 2019 to December 2020 and director of Rush Street Interactive from December 2020 to June 2022.

dMY Technology Group, Inc. II (“dMY II”)	August 2020 $276 million There was no vote held to extend the date by which dMY II must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	April 2021 Genius Sports Group, a sports betting company. In connection with the vote to approve such business combination, 1,296 public shares were redeemed, or less than 0.01% of the outstanding public shares.	$10.04	Harry You: Sponsor and promoter of dMY II prior to its business combination; director of dMY II from June 2020 to April 2021 and director of Genius Sports from April 2021 to December 2022

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of New Sponsor and Coliseum Management
dMY Technology Group, Inc. III (“dMY III”)	November 2020 $300 million There was no vote held to extend the date by which dMY III must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	October 2021 IonQ, Inc., a quantum computing business. In connection with the vote to approve such business combination, 954,523 public shares were redeemed, or approximately 3.2% of the outstanding public shares.	$36.50	Harry You: Sponsor and promoter of dMY III. Director of dMY III from November 2020 to October 2021 and director of IonQ from October 2021 to present.
dMY Technology Group, Inc. IV (“dMY IV”)	March 2021 $340 million There was no vote held to extend the date by which dMY IV must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	December 2021 Planet Labs PBC, an Earth observation and analysis company. In connection with the vote to approve such business combination, 702,522 public shares were redeemed, or approximately 2.0% of the outstanding public shares.	$3.93	Harry You: Sponsor and promoter of dMY IV; director of dMY IV from December 2020 to December 2021 and director of Planet Labs from December 2021 to April 2023.
dMY Technology Group, Inc. VI (“dMY VI”)	October 2021 $241.5 million There was no vote held to extend the date by which dMY VI must consummate a business combination.	Target was RET. Liquidated without completing a business combination.	N/A	Harry You: Sponsor and promoter; co-chairman of the board from April 2021 to April 2023.
dMY Squared Technology Group Inc. (“dMY Squared”)	October 2022 $63.2 million On January 2, 2024, dMY Squared held a special meeting of shareholders to extend the date by which it must complete a business combination from January 4, 2024 to January 29, 2024 and month to month thereafter up to December 29, 2025 provided that $50,000 is deposited into the trust account for each month of the extension. In connection with the extension, approximately 3,980,414 public shares were redeemed.	Searching for a target business	$10.65	Harry You: Sponsor and promoter of dMY Squared; chairman of the board since March 2022 and CFO since February 2022; Co-CEO from March 2022 to March 2023.

(1)
Reflects the closing price on NYSE of the listed class of common stock on November 29, 2024.

Past performance by our management team, including with respect to each of GTY, dMY I, dMY II, dMY III, dMY IV, dMY VI, and dMY Squared is not a guarantee of success with respect to the Business Combination with RET. You should not rely on the historical record of the performance of our management team or businesses associated with them, including dMY I, dMY II, dMY III, dMY IV, dMY VI and dMY Squared as indicative of the future performance of an investment in Coliseum or Holdco or the returns we will, or are likely to, generate going forward.
The 2,624,999 Class A Ordinary Shares, 1 Class B Ordinary Share, and 2,257,500 Private Placement Warrants held by the New Sponsor and Sponsor Affiliate prior to the Business Combination are subject to transfer restrictions prior to Closing. Pursuant to the terms of the Letter Agreement, with certain limited exceptions, the Founder Shares held by the Sponsor Affiliate are not transferable, assignable or salable by the Sponsor Affiliate until the earlier of: (1) one year after the completion of our initial business combination; and (2) subsequent to our initial business combination (x) if the last reported sale price of our Class A Ordinary Shares equals or exceeds (i) $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (ii) $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 75 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Pursuant to the Letter Agreement, with certain limited exceptions, the Private Placement Warrants and the ordinary shares underlying such warrants, are not transferable, assignable or salable by the New Sponsor until 30 days after the completion of our initial business combination.
Pursuant to the Letter Agreement, transfers of the Founder Shares and Private Placement Warrants are permitted (a) to Coliseum’s directors or officers, any affiliates or family members of Coliseum’s directors or officers, the New Sponsor, any members of the New Sponsor or any affiliates of the New Sponsor; (b) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (f) by private sales or transfers made in connection with the consummation of Coliseum’s initial business combination at prices no greater than the price at which the securities were originally purchased; (g) in the event of Coliseum’s liquidation prior to Coliseum’s completion of an initial business combination; (h) by virtue of the laws of the Cayman Islands or the New Sponsor’s limited liability company agreement, as amended, upon termination of the New Sponsor; and (i) in the event of Coliseum’s completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of Coliseum’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the completion of Coliseum’s initial business combination; provided, however, that, in the case of clauses (a) through (e), these permitted transferees must enter into a written agreement with Coliseum agreeing to be bound by the transfer restrictions in the Letter Agreement.
For information about the terms of the Lock-Up Agreement to be entered into by the New Sponsor, Sponsor Affiliate and others in connection with the Closing, and the post-Closing transfer restrictions that will apply to the Founder Shares and Private Placement Warrants held by the Sponsor Affiliate and New Sponsor, respectively, see “The Business Combination — Ancillary Agreements — Lock-Up Agreement”.

Properties
Our executive offices are located at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144 and our telephone number is (702) 781-4313. Our executive offices are provided to us by an affiliate of the New Sponsor and we have agreed to pay an affiliate of the New Sponsor a total of $10,000 per month for administrative, financial and support services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. We consider our current office space adequate for our current operations.
Employees
We do not intend to have any full-time employees prior to the completion of the Business Combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed the Business Combination. The amount of time that any such person will devote in any time period will vary based on the current stage of the Business Combination process.
Directors and Executive Officers
As of the date of this proxy statement/prospectus, our directors and officers are as set forth in the table below:
Name	Age	Position
Charles Wert(1)	79	Former Chief Executive Officer and Director
Oanh Truong(2)	35	Chief Financial Officer, Interim Chief Executive Officer
Harry You	64	Board Chairman
Roland Rapp	63	Director
Kenneth Rivers	59	Director
Walter Skowronski	75	Director

(1)
Mr. Wert passed away on November 13, 2024.

(2)
Ms. Truong was appointed as interim Chief Executive Officer effective as of November 5, 2024, due to the illness of Mr. Wert.

Management Team
Officers
Oanh Do Ngoc Truong, 35, has been the Chief Financial Officer of Coliseum Acquisition Corp. since July 2023 and the interim Chief Executive Officer since November 2024. Ms. Truong is also the controller at Berto LLC and the controller of dMY Squared. Ms. Truong brings eight years of financial consulting and management experience to Coliseum. Prior to joining Coliseum, Ms. Truong was a director at WilliamsMarston, a boutique accounting advisory firm serving pre-IPO, public and private equity-backed growth companies on a variety of technical accounting, SEC reporting and capital markets transactions. Ms. Truong holds an M.A. in Professional Accounting from University of Texas at Arlington and a B.A. in Finance from California State University at Fullerton, where she graduated cum laude at both.
Board of Directors
Harry L. You, 64, has served as Chairman of the Coliseum Board since the closing of the Transfer Transaction in June 2023, and served as interim Chief Executive Officer and Chief Financial Officer from June 2023 until the appointment of Charles Wert and Oanh Truong into such roles in July 2023. Mr. You has also served as Chairman of the Board and a Director of dMY Squared since March 2022, as well as Chief Financial Officer since February 2022. From March 2022 until his resignation in March 2023, Mr. You also served as Co-Chief Executive Officer of dMY Squared. He has also been a member of the Audit Committee of Broadcom Inc. since January 2019 as well as Chairman of the Compensation Committee and a member of the Executive Committee of the board of directors of Broadcom. Previously, he was Chief Financial Officer from September 2016 to August 2019 and President in May 2019 and from September 2016 to February 2019 of GTY, a software as a service company that offers cloud-based solutions for the public sector. He was Executive Vice President in the Office of the Chairman of EMC Corporation (“EMC”) from 2008 to 2016. When Mr. You joined EMC in 2008, he oversaw corporate strategy and new business development, including mergers and acquisitions, joint ventures and venture capital activity. He was Chief Executive Officer from 2005 to 2007 and Interim Chief Financial Officer from 2005 to 2006 of BearingPoint Inc. He was Executive Vice President and Chief Financial Officer of Oracle Corporation from 2004 to 2005. Prior to joining Oracle, he held several key positions in finance, including as Chief Financial Officer of Accenture Ltd. and managing director in the Investment Banking Division of Morgan Stanley. He also served as a trustee of the U.S. Olympic Committee Foundation from 2016 to 2022. Mr. You currently serves as a director of IonQ, Inc. Mr. served as Vice Chairman of the board of GTY from February 2019 to July 2022 and as director of Coupang, Inc. from January 2021 to June 2023, Genius Sports Limited from April 2021 to December 2022, Rush Street Interactive, Inc. from September 2019 to June 2022, dMY Technology Group, Inc. II (a special purpose acquisition company) from June 2020 to April 2021, dMY Technology Group, Inc. IV (a special purpose acquisition company) from December 2020 to April 2023, and Korn/Ferry International from 2005 to 2016. Mr. You holds an M.A. in Economics from Yale University and a B.A. in Economics from Harvard College.
Roland Rapp, 63, has served as a director of Coliseum since July 2023. He also serves as chairman of the board and a member of the compensation, audit and risk committees of the board of Signature HealthCare, an organization operating skilled nursing facilities, assisted living, home health agencies and associated ancillary support companies. Mr. Rapp joined the board of Signature HealthCare in 2017 and was elected as board chairman in May 2018 following the company’s restructuring. From 2015 to 2019, Mr. Rapp was a director of WalkJoy, a privately held medical device company. From 2015 to 2020, Mr. Rapp was the co-founder, owner and chief financial officer of SR Administrative Services, Inc. and affiliated long-term care companies. Mr. Rapp was the Executive Vice President, Chief Administrative Officer and General Counsel of Skilled Healthcare Group, Inc., a healthcare holding business, from 2002 to March 2015, where he was responsible for managing all legal affairs of the company, including financial and organizational restructurings, mergers and acquisitions, SEC reporting, executive compensation and board of directors matters. From 1993 to 2002, Mr. Rapp was Managing Partner of Rapp, Kiepen and Harman, a law firm, where he specialized in health care law, civil and regulatory defense, labor, business, transactional, real estate and tax matters. Mr. Rapp is a nationally-recognized expert in health care law and is a member of the American Health Care Association Legal Committee, which he chaired from 2009 to 2013. Mr. Rapp is licensed to practice law in the State of California. He received a J.D. and LLM in taxation from Golden Gate University and a Bachelor of Science from California Polytechnic State University.
Kenneth Rivers, 59, has served as a director of Coliseum since July 2023. He also serves as the Chief Operating Officer, External Networks of Kaiser Permanente, San Bernardino County Service Area, a health care provider and nonprofit health plan. Mr. Rivers joined Kaiser Permanente in 2016. He previously served as the president of Manta Advisors, LLC, a strategic consulting firm for medical groups and hospitals, from 2003-2016. Prior to that, he served as president and chief executive officer of CHA Health Systems, Inc. from 2012-2014 and as the company’s chief administrative officer from 2014-2015. Mr. Rivers also previously held executive roles at Universal Healthcare System, Vanguard Healthcare and Tenet Healthcare. Mr. Rivers served on the local boards of Rotary International and the Fontana, California Chamber of Commerce, was the Board Chairman of three chapters of the American Red Cross which cover 1.3 million people (Riverside County, San Gabriel Valley, and Greater Long Beach, California) and Disaster Liaison for the San Gabriel Valley chapter of the American Red Cross and served on the boards of the local and Los Angeles regional chapters of the American Heart Association. He is also a fellow of the American College of Healthcare Executives. Mr. Rivers holds a Bachelor of Science in Neurosciences from Brown University and a Masters of Science and MBA in Healthcare Administration from University of La Verne.
Walter Skowronski, 75, has served as a director of Coliseum since July 2023. He has more than 40 years of experience as a senior financial executive of NYSE-listed public companies. From 2003 to his retirement in 2009, Mr. Skowronski served as Senior Vice President of The Boeing Company and President of Boeing Capital Company, a wholly-owned Boeing subsidiary responsible for arranging, structuring and providing financing for Boeing’s commercial airplane and space and defense products and services. While at

Boeing, Mr. Skowronski led numerous finance functions, including treasury, finance, investments, corporate development, risk management, customer finance and investor relations. Previously, he served as Senior Vice President of Finance and Treasurer of Boeing from 1999 to 2003. Mr. Skowronski joined Lockheed Corp. in 1990, where he served as Vice President and Treasurer and Vice President of Investor Relations. Mr. Skowronski became Vice President and Treasurer of Lockheed Martin in March 1996 upon the merger of Lockheed Corp. and Martin Marietta Corp. and developed the new finance and treasury function for the organization. Mr. Skowronski is a former director of the National Investor Relations Institute, serving as its chairman and chief executive officer in 1989. He currently serves on the board of Physicians Insurance Company and previously was a member of the board of directors of United States Enrichment Corp. (USEC) from 2011 to the company’s emergence from Chapter 11 bankruptcy in September 2014 and was the Lockheed Martin-designated director on the board of directors of Calcomp Corp. from 1997 to 1999. Mr. Skowronski holds a Bachelor’s of Electrical Engineering from Northeastern University and an MBA in Corporate Finance from Boston University.
Executive and Director Compensation
Coliseum’s directors, other than Mr. You, will each receive $100,000 of cash compensation for their service as directors of Coliseum, payable upon the earlier of the completion of the Business Combination or Coliseum’s liquidation. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid to our Previous Sponsor or New Sponsor, no compensation of any kind, including finder’s and consulting fees, will be paid to our Previous Sponsor, New Sponsor, Sponsor Affiliate, or any of their respective affiliates, for services rendered prior to or in connection with the completion of our initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were or are to be made to our Previous Sponsor, New Sponsor, officers or directors, or our or their affiliates.
After the completion of the Business Combination, directors or members of our management team may be paid consulting or management fees from Holdco. We have not established any limit on the amount of such fees that may be paid by Holdco to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination because the directors of Holdco will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of independent directors on our Board.
Set forth below is a summary of the amount of compensation and securities received or to be received by the Previous Sponsor, New Sponsor, Sponsor Affiliate, and Coliseum’s directors in connection with the Business Combination and related transactions.

	Securities to be Received	Other Compensation
Previous Sponsor	942,909 shares of Holdco Class A Common Stock upon the exchange of 942,909 Founder Shares, initially acquired by the Previous Sponsor prior to Coliseum’s IPO at a price of approximately $0.006 per share.
967,500 Holdco Warrants upon the conversion of 967,500 Private Placement Warrants, initially acquired by the Previous Sponsor in a private placement consummated concurrently with Coliseum’s IPO at a price of $1.50 per Private Placement Warrant.
New Sponsor
2,257,500 Holdco Warrants upon the conversion of the 2,257,500 Private Placement Warrants held by the New Sponsor.
In June 2023, the New Sponsor purchased in the Transfer Transaction from the Previous Sponsor an aggregate of (i) 2,625,000 Founder Shares and (ii) 2,257,500 Private Placement Warrants for an aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor.

On June 22, 2023, Coliseum issued a Convertible Note to New Sponsor with a principal amount up to $1.5 million. As of the date of this proxy statement/ prospectus, the outstanding amount under such Convertible Note is $650,000. Such outstanding amount may be converted into Private Placement Warrants at $1.50 per warrant or repaid in cash at the Closing.
In June 2023 and in connection the Transfer Transaction, Coliseum agreed to pay the New Sponsor a total of $10,000 per month for administrative, financial and support services, through the Closing. Coliseum owes the New Sponsor $170,000 of accrued administrative services fees as of the date of this proxy statement/prospectus.
As of the date of this proxy statement/prospectus, the New Sponsor had advanced approximately $1.6 million to Coliseum for working capital purposes. These amounts are expected to be paid upon consummation of the Business Combination with operating capital funds to the extent available

Sponsor Affiliate	2,200,120 shares of Holdco Class A Common Stock upon conversion of the 2,200,120 Coliseum Class A Ordinary Shares the New Sponsor will hold as of immediately prior to the Closing, after deducting 424,880 Forfeited Shares.	The Sponsor Affiliate will be reimbursed an aggregate of $500,000 of out-of-pocket expenses incurred by the Sponsor Affiliate related to identifying, negotiating, investigating and completing the Business Combination. On August 22, 2024,

Securities to be Received	Other Compensation

In June 2023, the New Sponsor purchased in the Transfer Transaction from the Previous Sponsor an aggregate of (i) 2,625,000 Founder Shares and (ii) 2,257,500 Private Placement Warrants for an aggregate purchase price of $1.00 plus the obligation to fund contributions to Coliseum’s Trust Account in connection with an amendment to the SPAC Organizational Documents to extend the time that Coliseum has to complete its initial business combination (Mr. You, through the New Sponsor, funded $500,000 of Contributions to the Trust Account in connection with the First Extension and an additional $150,000 of New Contributions to the Trust Account in connection with the Third Extension as of the date of this proxy statement/prospectus, in each case through drawdowns of a Working Capital Loan). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. Following the Transfer Transaction, the Founder Shares transferred pursuant to the Purchase Agreement were held by the Sponsor Affiliate and the Private Placement Warrants transferred pursuant to the Purchase Agreement were held by the New Sponsor.
197,257 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock upon the exchange of 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock, respectively, in the Company Merger, for which the Sponsor Affiliate paid $450,000.
Holdco Options to purchase 1,457,621 shares of Holdco Class A Common Stock assuming such options are exercised for cash at an exercise price of $2.03 upon the exchange of 1,000 Company Options in the Company Merger, which Company Options were granted to Mr. You in connection with services he provided to RET.

Coliseum and the Sponsor Affiliate entered into an amendment to the Letter Agreement pursuant to which Coliseum agreed to reimburse Mr. You an aggregate of $500,000 for such out-of-pocket expenses.
The Sponsor Affiliate advanced funds in an aggregate amount of $200,000 to RET, which is documented by a nonconvertible promissory note in the principal amount of $600,000, which bears interest at a rate of 5% per annum and is due on demand.
As of the date of this proxy statement/prospectus, the Sponsor Affiliate has made approximately $220,000 in advances to RET, which are expected to be repaid at the Closing.

	Securities to be Received	Other Compensation
Directors	None.	Coliseum’s directors, other than Harry You, will each receive $100,000 of cash compensation for their services as directors of Coliseum, payable upon the earlier of the completion of the Business Combination or Coliseum’s liquidation. None of the funds in the Trust Account will be used to compensate Coliseum’s directors.
The cash compensation paid to directors, the reimbursement of expenses and advances, and the securities issued to the Previous Sponsor, New Sponsor and Sponsor Affiliate may result in a material dilution of the equity interests of non- redeeming Public Shareholders. See “Dilution”.
Number, Terms of Office and Appointment of Officers and Directors
Our Board consists of four members. Our Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Harry You and Walter Skowronski, expired at our first annual meeting of shareholders held on November 27, 2023, and Harry You and Walter Skowronski were subsequently reelected to serve on the Board for a term of three years or until their respective successors are duly elected or appointed and qualified. The term of office of the second class of directors, consisting of Roland Rapp, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Kenneth Rivers, will expire at our third annual meeting of shareholders. We do not expect to hold any further annual meetings of shareholders until after we complete the Business Combination.
Prior to our initial business combination, holders of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the Board for any reason, and holders of our Public Shares will not have the right to vote on the appointment of directors during such time. These provisions of the SPAC Organizational Documents may only be amended by a special resolution passed by a majority of at least 90% of our ordinary shares attending and voting in a general meeting. Our Board is divided into three classes, each of which generally serve for a term of three years with only one class of directors being appointed in each year. Subject to any other special rights applicable to the shareholders, any vacancies on our Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our Board or by a majority of the holders of our ordinary shares (or, prior to our initial business combination, holders of our Class B Ordinary Shares).
Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in the SPAC Organizational Documents as it deems appropriate. The SPAC Organizational Documents provide that our officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the Board.
Director Independence
Nasdaq listing rules require that a majority of our Board be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our Board has determined that each of Roland Rapp, Kenneth Rivers and Walter Skowronski is an independent director under applicable SEC and Nasdaq rules.
Committees of the Board of Directors
Pursuant to Nasdaq listing rules we have established three standing committees — an audit committee, a compensation committee and a nominating committee, each comprised of independent directors.

Audit Committee
We have established an audit committee of the Board. The members of our audit committee are Roland Rapp, Kenneth Rivers and Walter Skowronski.
Each member of the audit committee is financially literate, and our Board has determined that Roland Rapp qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
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assisting Board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm;

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the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

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setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
We have established a compensation committee of the Board. The members of our compensation committee are Roland Rapp, Kenneth Rivers and Walter Skowronski. We have adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
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reviewing and making recommendations to the Board with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The SPAC Organizational Documents also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
We have established a nominating and corporate governance committee of the Board. The members of our nominating and corporate governance committee are Roland Rapp, Kenneth Rivers and Walter Skowronski. We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:
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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Board, and recommending to the Board candidates for nomination for appointment at the annual general meeting or to fill vacancies on the Board;

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developing and recommending to the Board and overseeing implementation of our corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the Board, its committees, individual directors and management in the governance of Coliseum; and

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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The SPAC Organizational Documents also provide that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to our Board.
Compensation Committee Interlocks and Insider Participation
In the past year, Charles Wert, who served as our Chief Executive Officer from July 2023 to November 2024, served as a member of the compensation committee of the board of directors of dMY Squared, a company in which Harry You, the chairman of our Board, currently serves and in the past year has served as Chief Financial Officer.
Code of Ethics
We have adopted a code of ethics and business conduct applicable to our directors, officers and employees. The Code of Ethics is available on our website. We will also post any amendments to or waivers of our Code of Ethics on our website.
Conflicts of Interest
As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The CACI imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders; provided that there is full disclosure by the directors. This can be done by way of permission granted in the SPAC Organizational Documents or alternatively by shareholder approval at general meetings.
Subject to compliance with their fiduciary duties and the SPAC Organizational Documents, our directors may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by our New Sponsor, or third parties, before they present such opportunities to us.
Our directors and officers presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to his or her duties under Cayman Islands law. The SPAC Organizational Documents provide that, to the fullest extent permitted by applicable law: (i) directors, managers, officers, members, partners, managing members, employees and/or agents of the Previous Sponsor, New Sponsor, Sponsor Affiliate and their respective affiliates, successors and assigns (together, the “Sponsor Group”, and each, a “Sponsor Group Related Person”) shall not have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Sponsor Group Related Person, on the one hand, and us, on the other. Sponsor Group Related Persons are also not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and their other businesses.
We do not believe, however, that the fiduciary duties or contractual obligations of our directors or officers has materially affected our ability to identify and pursue business combination opportunities or complete the Business Combination.

Potential investors should also be aware of the following other potential conflicts of interest:
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the continued indemnification of former and current directors and officers of Coliseum and the continuation of directors’ and officers’ liability insurance after the Business Combination;

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the fact that the Previous Sponsor, New Sponsor and Sponsor Affiliate have each waived their right to redeem any of their Founder Shares in connection with a shareholder vote to approve a proposed initial business combination;

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the fact that the New Sponsor purchased 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants for an aggregate of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension, and such securities will have a significantly higher value at the time of the Business Combination, estimated at approximately $29.6 million based on the closing price of $11.20 per Class A Ordinary Share and $0.11 per Public Warrant on Nasdaq on November 26, 2024. Coliseum estimates that, at the Closing, Harry You will hold an aggregate of 2,397,377 shares of Holdco Class A Common Stock and 23,483 shares of Holdco Class B Common Stock, which if unrestricted and freely tradeable, would be valued at approximately $27.1 million, based on the $11.20 closing price of the Class A Ordinary Shares on November 26, 2024. However, given that such shares of Holdco Class A Common Stock and Holdco Class B Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Coliseum believes such shares have less value;

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the fact that the New Sponsor paid an aggregate of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions to Coliseum’s Trust Account in connection with the First Extension for 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants, each such Private Placement Warrant is exercisable commencing 30 days following the Closing, at an exercise price of $11.50 per share of Holdco Class A Common Stock. Coliseum estimates that, at the Closing, the New Sponsor, which is controlled by Harry You, will hold an aggregate of 2,257,500 Holdco Warrants, which if unrestricted and freely tradeable, would be valued at approximately $248,325, based on the $0.11 closing price of the Coliseum Warrants on November 26, 2024. However, given that Holdco Warrants will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Coliseum believes such warrants have less value;

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the fact that the Previous Sponsor paid approximately $0.006 per share for 3,750,000 Founder Shares and $1.50 per warrant for 3,225,000 Private Placement Warrants, and following the Transfer Transaction the Previous Sponsor retained 1,125,000 Founder Shares and 967,500 Private Placement Warrants. Such securities retained by the Previous Sponsor will have a significantly higher value at the time of the Business Combination, estimated at approximately $12.7 million based on the closing price of $11.20 per Class A Ordinary Share and $0.11 per Public Warrant on Nasdaq on November 26, 2024. Coliseum estimates that, at the Closing, the Previous Sponsor will hold 924,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants, which if unrestricted and freely tradable, would be valued at approximately $10.4 million and $106,425, based on the $11.20 closing price of the Class A Ordinary Shares and $0.11 closing price of the Coliseum Warrants, respectively, on  November 26, 2024;

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the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Previous Sponsor, New Sponsor and Sponsor Affiliate are likely to be able to make a substantial profit on their investment in Coliseum even at a time when the Holdco Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and Coliseum liquidates without completing another initial business combination, the Previous Sponsor, New Sponsor and Sponsor Affiliate would lose their entire investment in Coliseum;

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the fact that Harry You was involved in initial efforts to organize RET through, among other things, the payment of approximately $220,000 of expenses on behalf of RET as of the date of this proxy statement/prospectus, advancement of funds in an aggregate amount of $200,000 documented by a non-convertible promissory note from RET (which note has an annual interest rate of 5% and is currently due on demand), and negotiation of certain of RET’s intellectual property license agreements;

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the fact that, after the Business Combination Agreement was signed, on August 23, 2024, Mr. You entered into a subscription agreement to purchase 135 shares of Company Class A Common Stock and 16 shares of Company Class B Common Stock in the aggregate amount of $450,000 and, as a result of the Company Merger, such shares of Company Class A Common Stock will be converted into 197,257 shares of Holdco Class A Common Stock and such shares of Company Class B Common Stock will be converted into 23,483 shares of Holdco Class B Common Stock, based on the Estimated Exchange Ratio;

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the fact that, on August 23, 2024, RET granted to Mr. You options to purchase 1,000 shares of Company Class A Common Stock at an exercise price of $2,955.78 (which the Company determined to be the then-current fair market value, based in part on a valuation from an independent third party valuation firm), and that, as a result of the Company Merger and the conversion of Company Options into Holdco Options at the Closing, Mr. You will hold 1,457,621 Holdco Options exercisable to purchase 1,457,621 shares of Holdco Class A Common Stock at an exercise price of $2.03 per share at the Closing assuming such options are exercised for cash, based on the Estimated Exchange Ratio;

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the fact that, upon liquidation, the New Sponsor will lose its entire investment in Coliseum, which totals approximately $2.2 million as of the date of this proxy statement/prospectus, comprising the $1.00 purchase price for the Founder Shares and Private Placement Warrants, $500,000 of Contributions to Coliseum’s Trust Account in connection with the First Extension and $150,000 of New Contributions to Coliseum’s Trust Account in connection with the Third Extension, and approximately $1.6 million in advances as of the date of this proxy statement/prospectus. The potential loss of this investment may have incentivized New Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

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the fact that, if the Trust Account is liquidated, including in the event Coliseum is unable to complete an initial business combination within the Combination Period, the New Sponsor has agreed that it will be liable to Coliseum if and to the extent any claims by a third party for services rendered or products sold to Coliseum, or a prospective target business with which Coliseum has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case, the net of the amount of interest earned on the property in the Trust Account which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that Harry You is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors;

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the fact that Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing. As such, in the future, Ms. Truong may receive compensation for her service as an officer of Holdco, which may consist of base salary, cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay its executive officers;

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the fact that the New Sponsor and its affiliates have made an aggregate of $650,000 of Working Capital Loans to Coliseum in connection with the First Extension and Third Extension as of the date of this proxy statement/prospectus, which may be converted into Private Placement Warrants or repaid in cash at the Closing. However, if Coliseum fails to consummate a business combination within the Combination Period, such loans will not convert into warrants and will only be repaid to the extent of any cash outside of the Trust Account. The New Sponsor and its affiliates will not have any claim against the Trust Account for reimbursement such loans;

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the fact that the New Sponsor and its affiliates have made an aggregate of approximately $1.6 million in advances to Coliseum as of the date of this proxy statement/prospectus, which will be repaid in cash at the Closing. Coliseum owes the New Sponsor $170,000 accrued administrative services fees as of the date of this proxy statement/prospectus. Additionally, Coliseum will pay Harry You an aggregate of $500,000 as reimbursement of out-of-pocket expenses incurred by him related to identifying, investigating, negotiating and completing an initial business combination. However, if Coliseum fails to consummate a business combination within the Combination Period, such persons will not have any claim against the Trust Account for reimbursement. Accordingly, Coliseum may not be able to reimburse these advances and expenses if the Business Combination or another business combination is not completed by such date;

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the fact that each of Coliseum’s directors, other than Harry You, will receive $100,000 in cash as compensation for director services upon the earlier of the Closing or Coliseum’s liquidation. Although such directors are entitled to receive such compensation even if Coliseum does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that Coliseum liquidates, Coliseum may be unable to pay such director fees;

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the fact that, pursuant to the Registration Rights Agreement, the New Sponsor and Sponsor Affiliate will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Class A Common Stock and Holdco Warrants held by such parties following the consummation of the Business Combination. Coliseum estimates that the New Sponsor and Sponsor Affiliate will hold an aggregate of 3,878,481 shares of Holdco Class A Common Stock and 2,257,500 Holdco Warrants subject to registration rights, including shares of Holdco Class A Common Stock underlying Holdco Class B Common Stock, shares issuable upon the exercise of Holdco Options, and after reflecting forfeitures pursuant to the Extension Non-Redemption Agreements;

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the fact that, pursuant to the Registration Rights Agreement, the Previous Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Class A Common Stock and Holdco Warrants held by the Previous Sponsor following the consummation of the Business Combination. Coliseum estimates that the Previous Sponsor will hold an aggregate of 924,909 shares of Holdco Class A Common Stock and 967,500 Holdco Warrants subject to registration rights, after reflecting forfeitures pursuant to the Extension Non-Redemption Agreements; and

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the fact that the SPAC Organizational Documents contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with Coliseum but were not offered due to a Coliseum director’s duties to another entity. Coliseum does not believe that the waiver of the corporate opportunity doctrine in the SPAC Organizational Documents interfered with its ability to identify an acquisition target.

The conflicts described above may not be resolved in our favor.
In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to multiple entities. Below is a table summarizing the entities to which our current directors and officers currently have fiduciary duties or contractual obligations:
Individual(1)	Entity	Entity’s Business	Affiliation
Oanh Truong	dMY Squared Technology Group, Inc.	Special purpose acquisition company	Controller
Harry You	dMY Squared Technology Group, Inc.	Special purpose acquisition company	Chief Financial Officer, Chairman of the Board
	IonQ Broadcom	Technology Semiconductor manufacturing	Director Director, Member of the Executive Committee, and Chairman of the

Individual(1)	Entity	Entity’s Business	Affiliation
Compensation Committee
Roland Rapp	Signature HealthCare	Healthcare	Chairman of the Board
Kenneth Rivers	Kaiser Permanente, San Bernardino County Service Area	Healthcare	Chief Operating Officer, External Networks
Walter Skowronski	Physicians Insurance Company	Insurance	Director

(1)
Each of the entities listed in this table may have competitive interests with Coliseum with respect to the performance by each individual listed in this table of his or her obligations. Each individual listed has a fiduciary duty with respect to each of the listed entities.

Accordingly, if any of the above directors or officers become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law.
The SPAC Organizational Documents provide that, to the fullest extent permitted by applicable law: (i) Sponsor Group Related Persons shall not have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Sponsor Group Related Person, on the one hand, and us, on the other. We believe, however, that there were no such corporate opportunities presented to our Sponsor Group Related Persons which were not presented to Coliseum as a result of these provisions. Accordingly, this provision in the SPAC Organizational Documents did not impact our search for a business combination target.
Limitation on Liability and Indemnification of Directors, Officers and Advisors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The SPAC Organizational Documents provide for indemnification of our directors and officers to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
We have entered into agreements with our directors, officers and advisors to provide contractual indemnification in addition to the indemnification provided for in the SPAC Organizational Documents. We may purchase a policy of directors’ and officers’ liability insurance that insures our directors, officers and advisors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our directors, officers and advisors.
We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team.
Periodic Reporting and Financial Information
We have registered our Units, Class A Ordinary Shares and Public Warrants under the Exchange Act and we have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accounting firm.

COLISEUM MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of Coliseum’s financial condition and results of operations of Coliseum Acquisition Corp. (for purposes of this section, “Coliseum”, “we,” “us” and “our”) should be read in conjunction with the unaudited condensed consolidated financial statements of Coliseum as of and for the three and nine months ended September 30, 2024 and the audited financial statements of Coliseum as of and for the year ended December 31, 2023, and the notes thereto, contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a blank check company incorporated on February 5, 2021, as a Cayman Islands exempted company and formed for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination, involving one or more businesses.
As of September 30, 2024, we had aggregate funds held in the Trust Account of $20,055,086. We currently have until up to December 25, 2024 to complete our initial business combination. However, Nasdaq rules require that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, which, in the case of Coliseum, was June 22, 2024. Accordingly, the SPAC Organizational Documents currently contravene Nasdaq rules.
On June 25, 2024, Coliseum received a notice from the Listing Qualifications Department of the Nasdaq Stock Market stating that, due to Coliseum’s non-compliance with Nasdaq Rule IM-5101-2, which requires a special purpose acquisition company to complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement, Coliseum’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, unless Coliseum timely requested a hearing before the Nasdaq Hearings Panel. Coliseum requested a hearing before the Hearing Panel, which took place on August 8, 2024. On August 14, 2024, the Nasdaq Hearings Panel notified Coliseum that it granted Coliseum’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, Coliseum will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its initial business combination, provided that Coliseum provides the Hearings Panel with certain progress updates relating to the status of the Business Combination. For more information see “Risk Factors — The SPAC Organizational Documents contravene Nasdaq rules, and as a result, could lead Nasdaq to suspend trading in Coliseum’s securities or lead Coliseum to be delisted from Nasdaq”.
Results of Operations
We have neither engaged in any operations nor generated any operating revenues to date. Our only activities for the period from February 5, 2021 (inception) through September 30, 2024 were organizational activities, those necessary to prepare for the initial public offering described below and, after the initial public offering, identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of the Business Combination. We will generate non-operating income in the form of investment income on cash, cash equivalents and investments held after our initial public offering and will recognize other income and expense related to the change in fair value of warrant liabilities. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the three months ended September 30, 2024, we had net loss of $694,939, which resulted from general and administrative expenses of $1,059,346, loss that resulted from change in fair value of non-redemption agreement liabilities of $34,792, and change in fair value of deferred consulting fees of $6,069, and partially offset by interest income earned from cash and investments held in the Trust Account in the amount of $405,268.

For the nine months ended September 30, 2024, we had net loss of $1,371,799, which resulted from general and administrative expenses of 2,478,245 (of which $1,780,733 was expenses relating to the proposed Business Combination with RET), loss which resulted from change in fair value of warrant liabilities of $(82,250), change in fair value of non-redemption agreement liabilities of $23,600 and change in fair value of deferred consulting fees of $4,671, partially offset by interest income earned from cash held in the Trust Account in the amount of $1,216,967.
For the three months ended September 30, 2023, we had net income of $632,719, which resulted from interest income earned from cash and investments held in the Trust Account in the amount of $759,910, and change in fair value of warrant liabilities of $246,750, and partially offset by general and administrative expenses of $373,941.
For the nine months ended September 30, 2023, we had net income of $2,692,821, which resulted from interest income earned from cash and investments held in the Trust Account in the amount of $4,288,824, and a gain from extinguishment of deferred underwriting fees allocated to warrant liabilities of $275,625, partially offset by a loss on the change in fair value of warrant liabilities of $658,000 and general and administrative expenses of $839,687.
For the year ended December 31, 2023, we had net income of $3,099,661, which resulted from interest income earned from cash and investments held in the Trust Account in the amount of $4,950,119, gain resulted from change in fair value of non-redemption agreement liabilities of $221 and a gain from extinguishment of deferred underwriting fees allocated to warrant liabilities of $275,625, partially offset by a loss on the change in fair value of deferred consulting fees of $190, loss in connection with non-redemption agreement liabilities of $194,898 and general and administrative expenses of $1,931,216.
For the year ended December 31, 2022, we had net income of $7,596,243, which resulted from a gain on the change in fair value of warrant liabilities of $6,530,000 and a gain on investments held in the Trust Account in the amount of $2,317,796, partially offset by operating and formation costs of $1,251,553.
Liquidity and Capital Resources; Going Concern Consideration
For the nine months ended September 30, 2024, net cash used in operating activities was $0, which was due to net loss of $1,371,799, non-cash adjustments to net loss related to losses from change in its fair value of non-redemption agreements of $23,600, change in fair value of deferred consulting fees of $4,671, change in fair value of warrant liabilities of $82,250, and changes in operating assets and liabilities of $2,478,245, partially offset by interest earned from cash held in Trust Account of $1,216,967.
For the nine months ended September 30, 2023, net cash used in operating activities was $273,922, which was due to non-cash adjustments to net income related to a gain on investments held in the Trust Account of $4,288,824, and a gain from extinguishment of deferred underwriting fees allocated to warrant liabilities of $275,625, partially offset by net income of $2,692,821 and changes in operating assets and liabilities of $939,705, the non-cash adjustments to net income related to change in fair value of warrant liabilities of $658,000.
For the nine months ended September 30, 2024, net cash provided by investing activities was $12,131,639, which was the result of the cash withdrawn from the Trust Account to pay for redemptions of $12,181,639, partially offset by a $50,000 cash New Contribution deposited into the Trust Account in connection with the extension of the Combination Period.
For the nine months ended September 30, 2023, net cash provided by investing activities was $94,296,372, which was due to cash withdrawn from the Trust Account to pay for redemptions, partially offset by $400,000 cash Contributions deposited into Trust Account in connection with the extensions of the Combination Period.
For the nine months ended September 30, 2024, net cash used in financing activities was $12,131,639, which was due to amount paid out to shareholders for redemptions of $12,181,639, partially offset by a $50,000 cash New Contribution deposited into the Trust Account in connection with the extension of the Combination Period.

For the nine months ended September 30, 2023, net cash used in financing activities was $94,255,486, which was due to the amount paid out to shareholders for redemptions and the repayment of $9,114 in advances from the Previous Sponsor, partially offset by $400,000 cash Contributions deposited into the Trust Account received under the Convertible Note from related party in connection with the extensions of the Combination Period, and $50,000 in cash advanced by the Previous Sponsor.
For the year ended December 31, 2023, net cash used in operating activities was $273,922, which was due to non-cash adjustments to net income related to a gain from extinguishment of deferred underwriting fees allocated to warrant liabilities of $275,625, and a gain on investments held in the Trust Account of $4,950,119, loss in connection with non-redemption agreements of $194,898 and gain resulted from change in its fair value of $221, partially offset by initial fair value of deferred consulting fees of $31,043 and change in its fair value of $190, by net income of $3,099,661 and changes in operating assets and liabilities of $1,657,294, the non-cash adjustments to net income related to change in fair value of deferred consulting fees of $190.
For the year ended December 31, 2022, net cash used in operating activities was $568,909, which was due to non-cash adjustments to net income related to the change in fair value of warrant liabilities of $6,530,000 and a gain on investments held in the Trust Account of $2,317,796, partially offset by net income of $7,596,243 and changes in operating assets and liabilities of $682,644.
For the year ended December 31, 2023, net cash provided by investing activities was $126,328,896, which was the result of the cash withdrawn from the Trust Account to pay for redemptions of $126,828,896, partially offset by cash used to deposit in Trust Account in connection with the extensions of $500,000.
There were no cash flows from investing activities for the year ended December 31, 2022.
Net cash used in financing activities for the year ended December 31, 2023, of $126,288,010 was comprised of the payment to shareholders of $126,828,896 for redemption and repayment of advances to the Previous Sponsor of $9,114, partially offset by proceeds from related party for the extension loans of $500,000 and advances of $50,000 received from Previous Sponsor.
There were no cash flows from financing activities for the year ended December 31, 2022.
As of September 30, 2024, Coliseum had no cash held outside of the Trust Account and a working capital deficit of $4,797,417. Coliseum has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans.
In addition, in order to provide the Contribution and to finance transaction costs in connection with a Business Combination, we issued a Convertible Note to the New Sponsor with a principal amount up to $1.5 million on June 22, 2023, as discussed above. As of September 30, 2024, Coliseum had $550,000 outstanding under the Convertible Note. On each of October 25, 2024 and November 23, 2024, we borrowed an additional $50,000 under the Convertible Note to deposit in the Trust Account as a New Contribution in connection with the extension through December 25, 2024, increasing the aggregate outstanding balance under the Convertible Note to $650,000.
In connection with the management’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 210-40, “Presentation of Financial Statements — Going Concern,” our management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern through the earlier of the liquidation date or the completion of the Business Combination. We plan to address this uncertainty through consummating the Business Combination. There is no assurance that our plans to consummate the Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Contractual Obligations
Registration Rights
The holders of the Class B Ordinary Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares or exercise of the Private Placement Warrants) (the “Registration Rights Holders”) have registration rights to require us to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
We granted Stifel a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments at the initial public offering price, less the underwriting discounts and commissions, which the underwriter did not exercise and expired on August 6, 2021.
Stifel was paid a cash underwriting fee of $0.20 per unit, or $3,000,000 in the aggregate. In addition, $0.375 per unit, or $5,625,000 in the aggregate was to be payable to the underwriter for deferred underwriting commissions (“Deferred Underwriting Fee”). The Deferred Underwriting Fee was to become payable to Stifel from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.
Effective as of June 12, 2023, Stifel waived its entitlement to the Deferred Underwriting Fee in the amount of $5,625,000. We recognized $5,349,375 of the Deferred Underwriting Fee waiver as a reduction to the carrying value of Public Shares subject to redemption with the remaining balance of $275,625 recognized as a gain from extinguishment of liability allocated to warrant liabilities in the statements of operations, which represents the original amount expensed in our initial public offering.
Convertible Promissory Note — Related Parties
In connection with the Contribution and advances the New Sponsor may make in the future to Coliseum for working capital expenses, on June 22, 2023, Coliseum issued a Convertible Note to our New Sponsor with a principal amount of $1.5 million. The Convertible Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Business Combination, or (b) the date of Coliseum’s liquidation. If Coliseum does not consummate the Business Combination by the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the Business Combination, the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.50 per warrant, at the option of New Sponsor. Such warrants will have terms identical to the Private Placement Warrants. As of December 31, 2023, we had $500,000 outstanding under the Convertible Note.
The option to convert the Convertible Note into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in our statements of operations each reporting period until the Convertible Note is repaid or converted. As of the funding date and September 30, 2024, the fair value of the embedded conversion option had a de minimis value.
Non-Redemption Agreements
In connection with the November Meeting, Coliseum and the Sponsor Affiliate entered into Non-Redemption Agreements with Non-Redeeming Shareholders, pursuant to which the Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the proposals brought before the November Meeting. In exchange for these commitments from the Non-Redeeming Shareholders, the Sponsor Affiliate agreed to forfeit and surrender for no consideration at the closing of Coliseum’s initial business combination (i) the First Tranche of 455,228 Founder Shares in consideration of the extension to June 25, 2024, and (ii) if applicable, the Second Tranche of 151,743 Founder Shares in consideration for the Optional Extension to September 25, 2024 (collectively, an aggregate of 606,971 Forfeited Shares), and we agreed to issue to the Non-Redeeming Shareholders a number of newly issued Class A Ordinary Shares in an amount equal to the Forfeited Shares. Our management determined that the contingent share forfeiture by the Sponsor Affiliate and contingent share issuance to the Non-Redeeming Shareholders is a single unit of account (hereinafter referred to as the “Contingent Forward”). The Contingent Forward is classified as a liability.
As of September 30, 2024 and December 31, 2023, the aggregate fair value of the Contingent Forward was $218,277 and $194,677, respectively. We recognized a loss in change in the fair value of non-redemption agreements of $34,792 and $23,600 for the three and nine months ended September 30, 2024, respectively.
Deferred Consulting Fee
On November 22, 2023, in connection with the November 2023 extension, we engaged Meteora, who also holds certain of our Public Shares, to provide us with consulting, advisory and related services. We agreed to pay Meteora $250,000 upfront in cash and a Deferred Consulting Fee at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora will receive 100,000 Founder Shares at the time of Closing in lieu of the cash payment of the Deferred Consulting Fee.
The obligation, which may be share-settled, is an equity-linked financial instrument that is required to be recognized as a liability at fair value, with changes in fair value recognized in the Company’s statements of operations. We recognized the initial fair value of the Deferred Consulting Fee as a liability, upon execution of the consulting agreement in November 2023. As of September 30, 2024 and December 31, 2023, the fair value of the Deferred Consulting Fee was $35,904 and $31,233, respectively. Loss resulted from change in fair value of such instrument of $6,069 and $4,671 was recognized in the Company’s statements of operations for the three and nine months ended September 30, 2024, respectively.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following accounting policies as those that require significant judgments, assumptions and estimates and that have a significant impact on our financial condition and results of operations. These policies are considered critical because they may result in fluctuations in our reported results from period to period due to the significant judgments, estimates and assumptions about highly complex and inherently uncertain matters and because the use of different judgments, assumptions or estimates could have a material impact on our financial condition or results of operations. We evaluate our critical accounting estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions.
Derivative Financial Instruments
We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815,”Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The assessment considers whether the financial instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the financial instruments meet all of the requirements for equity classification under ASC 815, including whether the financial instruments are indexed to our own ordinary shares, among other conditions for equity classification.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and at each balance sheet date thereafter. Changes in the estimated fair value of the liability-classified warrants are recognized as a non-cash gain or loss on the statements of operations. The initial estimated fair value of the Public Warrants was measured using a Monte Carlo simulation approach. The initial and subsequent fair value estimates of the Private Placement Warrants and the subsequent fair value estimates of the Public Warrants when trading volume is low are measured using a modified Black-Scholes option pricing model.
The contingent share receipt and contingent share issuance called for in the Non-Redemption Agreements is a single unit of account, representing a Contingent Forward. Issuance of the Contingent Forward is liability-classified until exercise or expiration of the Optional Extension, at which time classification of the Contingent Forward will be re-assessed. The initial fair value of the Contingent Forward was recognized as a liability in the balance sheet with an offset to non-operating expenses. Subsequent changes in fair value of the liability are recognized in earnings until such time that the instrument ceases to be liability-classified or settles.
Public Shares Subject to Possible Redemption
The Public Shares issued in our initial public offering contain a redemption feature which allows for the redemption of such Public Shares in connection with our liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to our second amended and restated certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480, redemption provisions not solely within our control require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, the carrying value of all Public Shares have been classified outside of permanent equity.
We recognize changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Public Shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.
Net Income (loss) Per Ordinary Share
We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Remeasurement associated with the Class A Ordinary Shares is excluded from net income per share as the redemption value approximates fair value.
Therefore, the net income (loss) per share calculation allocates income shared pro rata between Public Shares and a combination of Class B Ordinary Shares and non-redeemable Class A Ordinary Shares. As a result, the calculated net income per ordinary share is the same for Public Shares and a combination of Class B Ordinary Shares and non-redeemable Class A Ordinary Shares. We have not considered the effect of the outstanding warrants to purchase an aggregate of 8,225,000 shares in the calculation of diluted net income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted income per share is the same as basic income per share for the periods presented.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

INFORMATION ABOUT RET
Unless otherwise indicated or the context otherwise requires, references in this section of the proxy statement/prospectus to “RET”, “we,” “us” “our,” and other similar terms refer to Rain Enhancement Technologies, Inc. prior to the Business Combination and to Holdco and its consolidated subsidiaries after giving effect to the Business Combination.
Overview
RET was founded to provide the world with reliable access to water, one of life’s most important resources. To achieve this mission, RET aims to develop, manufacture and commercialize ionization rainfall generation technology.
Today, water scarcity issues are one of the world’s foremost concerns. According to the World Wildlife Fund, 1.1 billion people globally lack access to water for basic necessities, and, according to the American Geophysical Union, 80% of global croplands are expected to experience water scarcity by 2050, threatening agricultural yields.
RET intends to combine unique expertise, personnel, and weather data to develop, improve and undertake efforts to commercialize ionization rainfall generation technology that enhances rainfall when conditions are appropriate in the atmosphere. RET plans to build its core platform with software, meteorology, hardware, product design and operations to make rainfall generation more dependable. RET intends to improve on existing rainfall generation technologies by introducing robust measurement tools, including automation technology, rain gauges, and weather stations, to more precisely quantify the positive water benefit it expects to deliver to millions globally.
RET intends to develop, invent, improve, manufacture, commercialize and operate technologies that enhance rainfall and elevate water reserves. We believe that RET’s future technology will yield potable water that can be used for all purposes. The projected cost (not including land costs, which are still being determined) and energy requirements for RET’s future technology are modest on a per gallon basis for communities and ecosystems, estimated to be $0.10 per cubic meter, approximately 10 times less than other alternative technologies. RET intends to enhance agricultural, industrial and household water supplies for all the communities in which it operates by developing technology and services to serve governmental and commercial clients’ needs in creating water resiliency and abundancy.
RET’s business model is based on a unique one-to-many community-centric business model. The numerous client segments to which RET intends to sell include large landowners including agriculture, resorts, energy and transportation companies, insurance and reinsurance companies, decarbonization initiatives of major corporations and philanthropists, supranational governmental organizations, and city, county, state, federal and non-U.S. governments. In addition, RET aims to leverage its offerings and enhance its proprietary position by expanding RET’s water generation products through licensing and acting as a channel partner for additional water generation technologies.
RET has a limited operating history and has not yet generated any revenue, and its ability to generate revenue sufficient to achieve profitability will depend on its ability to successfully build and commercialize rainfall generation technology.
RET’s management and expected members of the Holdco Board include individuals with extensive experience in the water technology industry, which will offer RET advantages, both in terms of its research and development and the commercial value of its intended product offerings.
RET’s Management Team and Board
RET currently has two executive officers: Paul Dacier, President, Treasurer, and Executive Chairman; and Christopher Riley, Chief Executive Officer. RET also currently has two directors: Paul Dacier and Christopher Riley.
Christopher Riley has been engaged by RET as a consultant and will become an employee of RET following the effectiveness of this Registration Statement. He was appointed Chief Executive Officer on

June 21, 2024 and appointed to the Board of Directors on October 7, 2024 in recognition of his active engagement in leading the activities of RET and in anticipation of his employment upon the effectiveness of this Registration Statement. Oanh Truong, Coliseum’s interim Chief Executive Officer and Chief Financial Officer, is expected to serve as interim Chief Financial Officer of Holdco after the Closing. See “Management of Holdco Following the Proposed Transactions — Management Team” and “Executive and Director Compensation of RET — RET Executive Employment Agreement”.
RET is a recently-formed company that is building a world-class highly experienced management team and expected Holdco Board with a strong track record in the industrial, services and water technology sectors in order to accelerate the development, improvement, distribution and monetization of RET’s ionization rainfall generation technology. Its management team combines seasoned public company expertise leading industrial and services firms at tremendous scale with financial leadership for a pioneering science public company. The Holdco Board is expected to be comprised of leaders in scaling cutting edge innovative, science-led, public companies. See “Management of Holdco Following the Proposed Transactions.”
RET’s Strategy
RET’s mission is to provide the world with reliable access to water at a time when water scarcity is one of the world’s foremost concerns. RET intends to fulfill its mission by:
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Developing and Leveraging Technology.   RET believes that its ionization rainfall generation platform will offer substantial technological advantages compared to other competing and more traditional chemical cloudseeding technologies. RET intends to develop a technological lead and build upon it by leveraging and further developing its offerings, as well as its world-class team.

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Implementing a One-to-Many Community-Centric Business Model.   RET intends to utilize a “one-to-many” business model, whereby each single hardware system it installs can be used for multiple clients going forward. By bearing the risk on manufacturing and installing its own hardware and technology systems, RET will be able to own the output, allowing it to sell its rainfall generation technology to multiple clients for each installed system. Once RET breaks even on the costs of a single hardware system, operating leverage of any upfront hardware costs means that incremental clients using the same system are expected to rapidly expand gross margin on each hardware system installed. Clients will be able to pay for prioritized use of the system, allowing RET to grow and scale to serve the needs of both small and large clients. The considerable projected range of RET’s ionization systems means that clients could potentially be found within an approximately 50-mile radius as a result of naturally occurring updrafts (i.e., small-scale currents of rising air) for each single installed system. As such, rollouts across a county could be efficient and cost effective, particularly because installed systems will be monitored remotely. The useful life of RET’s hardware systems is expected to be 10 to 15 years in the field, with opportunities to replace components to extend lifetimes potentially indefinitely, which will allow RET to serve a number of clients with just one operating system over a period of many years. In addition, natural weather conditions may contribute to RET’s one-to-many business model by allowing it to leverage certain geographies’ unique environmental features to promote enhanced rainfall production in specific areas and to serve more diverse sets of clients in various locations. Examples of these include strong wind updrafts, humidity and optimal orographic conditions. RET believes that the one-to-many business model will allow it to systematically adjust different ionization systems which it has installed based on weather patterns at specific locations, which will permit it to better direct location and timing of the rainfall generation technology.

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Developing and Enhancing RET’s Proprietary Position.   RET intends to drive innovation in ionization rainfall generation technology and seek intellectual property protection where appropriate to enhance its technology position.

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Expanding RET’s Water Generation Technologies and Ancillary Services.   RET plans to develop and commercialize other rainfall and water generation ancillary services in addition to ionization rainfall generation. RET also intends to license and act as a channel partner for additional water generation technologies, including desalination, water purification, mineral extraction and/or cloudseeding, among others.

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Developing RET’s Ionization Rainfall Generation Technology Ecosystem.   RET seeks to partner with leaders throughout diverse segments to develop, demonstrate, optimize and commercialize its technology and water generation services.

Industry Background: Ionization Rainfall Generation
History and Development of Core Technology
RET’s ionization rainfall generation platform will capitalize on approximately 70 years of technological efforts beginning in the 1950s at one of the largest industrial conglomerates in the United States. Ionization rainfall generation technology has been used for fog dissipation during the cold war, as well as rainfall generation and hail reduction in a number of locales over the decades. Weather forecasting models, computing power plus ground-based radar networks have allowed weather forecasting to improve exponentially over the past decade. Cloud condensation nuclei and the water cycle are now broadly accepted science. Water scarcity has unfortunately reached critical levels throughout North America and Europe. Federal and local governments, and Fortune 500 companies all recognize the urgency of action as water becomes a social justice issue.
Traditional cloudseeding involves the use of chemicals dispensed from aircraft at precise moments of raincloud formation, creating potential risks (such as environmental concerns and unintended downstream consequences, for example, small concentrations of chemical substances affecting cloudseeding-produced rain). Desalination plants offer an alternative technology for increasing the supply of potable water but such process is highly energy intensive, expensive and requires transportation from the coast to inland clients.
Ionization rainfall generation technology allows for lower operating costs at scale and provides a method that does not use chemicals in the rainfall generation process. Both chemical and ionic approaches have been utilized for weather modification, including rainfall generation, hail reduction, and cloud dispersal.
Historically, piloted cargo aircraft or drones delivered chemicals or ions into clouds at the right time in order to enhance rainfall. However, ionized rainfall generation technology is ground-based, capitalizing on natural updraft airflow. Based on third party trials in Oman, the operating range of RET’s ionized rainfall generation equipment is expected to be considerable, as it will be reliant upon natural updrafts to carry the ions into clouds with sufficient water vapor to condense and form rain droplets. Such third-party testing has demonstrated that the equipment’s reliance on natural updrafts would result in it being powered by a minimal source of energy, approximately 600kWh annually based on 100 hours of operation per month, which is approximately the amount required in one year by an average household oven. Moreover, as the technology is developed, RET intends to continue working on ways to maintain low and efficient energy usage.
Ionized rainfall generation technology does not allow rainfall to be created on a clear day. It may enhance rainfall when conditions are appropriate in the atmosphere and cloud formation is underway in an approximately 50-mile radius, according to third-party testing. The third-party experiments in Oman, using ionizers based on existing rainfall generation technology, indicate that the majority of the rainfall generation occurs approximately 70 miles from the ground-based ionizers. This range allows for placement of the equipment to optimize for the cost of land leases, as well as predominant wind flows.
By installing multiple systems at appropriate ranges away from the desired impact area, RET’s approach would allow for enhanced rainfall with high level, broad-based targeting, by synchronizing the ionization on-off with increasingly accurate weather information and forecasting. RET is in the process of partnering with ground-based radars for optimal and powerful real time weather forecasting data access.
In addition, RET expects that its systems will be able to be manufactured and installed in approximately four to six months, which differs from the desalination process that generally takes several years to obtain permits and build associated energy generation. RET believes that the expected rapid time-to-market and anticipated use of off-grid solar and wind power systems will provide an advantage in addressing water scarcity in the coming decades.
Initial installation would be more costly than the cloudseeding approaches and requires a small amount of semi-permanent land to operate from. However, RET’s system would be able to operate continually up to 365 days per year, and key post-installation costs would be modest, including electricity and monitoring. Once installed, the system is expected to use approximately 600 kwH of energy consumption per year. Reliance on natural updrafts would limit targeting but would minimize energy use and avoid using chemicals in the rain generation process. Ultimately, some of the water that condenses due to RET’s operation will come out of nearby oceans per the established “water cycle”.
In Oman, over a six-year randomized third-party trial from 2013 to 2018, an ionization rainfall generation system based on existing technology generated an average of approximately 16% of additional rainfall according to results published by the National Institute for Applied Statistics Research Australia (“NIASRA”), a third-party research organization, in the International Statistical Review. Three years after this trial occurred, news reporters in Oman continued to report enhanced rainfall as compared to prior years when the hardware was not operating. In addition, trials performed by third-party individuals funded by the National Key Research and Development Plan of China and the National Natural Science Foundation of China in the Wushaoling and Liupan Mountains in China also indicate that an ionization rainfall generation system helped increase rainfall in the area by 20%. RET believes significant improvements from software, synchronization with real-time weather, and broader placement would lead to even greater rainfall generation. Furthermore, RET believes it can create an ionization rainfall generation team that will be well capitalized, with the full suite of expertise required, to commercialize and scale ionization rainfall generation.
Commercialization and Scale of Ionization Rainfall Generation Technology
Ionization rainfall generation technology has shown promise in third-party trials, and thus commercialization and scale of this technology will require a strong go-to-market and operations infrastructure to show the market the rain enhancement capacities of these systems. The first phase of commercialization is expected to include leveraging RET’s management and expected Holdco Board to develop global sales organizational structures and methodologies, as well as building operations, sales, marketing and customer service functions to accelerate client traction. RET also intends to create operating momentum by achieving enhanced rainfall in the initial systems that it deploys, in order to demonstrate the viability of this technology to the market. It is anticipated that this will enable RET to expand into existing client bases, create additional client verticals, and drive future global expansion. The second phase of commercialization and scale of rainfall generation technology is expected to involve investment in additional technologies to optimize the performance of the systems. This includes investment and development of weather forecasting models, computing power, data collection tools and ground-based radar networks, among other things, in order to improve RET’s weather forecasting abilities. Supporting growth at scale will require manufacturing optimizations, bill of materials value engineering, and enhancing software controls and machine learning to automate the operational and data collecting processes.
For more details regarding the steps that RET’s management team believe are necessary to commercialize and scale ionization rain generation technology, please see “RET Management’s Discussion and Analysis of Financial Condition and Results of Operations — Plan of Operations.”
Trial Results Based on Existing Third-Party Technology
There is a void for institutionally supported analysis for quantifying rainfall generation from rainfall generation technology. Previous rainfall generation trials by third parties relied on comparisons of trial results with long-term averages of rainfall on a given catchment. However, the high variability of rainfall data has hindered conclusive demonstrations of efficacy using such techniques. Demonstrating efficacy, however, will rely on statistical evaluation of data obtained while operating the technology under real-world scenarios.
In the third-party trials for previously existing rainfall generation technology in Oman, the NIASRA employed statistical estimation methodology estimating the correlation between observations of rainfall at different locations at specific time intervals to make concurrent predictions of rainfall in a target area with both a control model and effects model to assess the ground-based ionization technology performance. The NIASRA concluded in these third-party trials that the methodology used is well instrumented and scientifically rigorous, and that it has the potential to increase precipitation. Third-party trials in Oman have indicated a high probability of rainfall generation if ionization rainfall generation technologies are used.

In 2022, the model-based approach used in these third-party trials was noted in the Journal of Royal Statistical Society and the International Statistical Review. The results in these third-party trials demonstrate the plausible practical effects of and plausible analysis methods for the technology that RET intends to develop.
RET’s Business Overview
Ionization Rainfall Generation Market Opportunity
The global water crisis has massive economic implications. Global health organizations estimate that water scarcity in some regions could impact GDP by up to 6% with $260 billion lost globally each year due to lack of basic water and sanitation. Morgan Stanley estimates that $1.4 trillion will be invested in expanding and improving global water infrastructure over the next four years. RET’s economic impact is intertwined with the number of people it can help get access to water they would have otherwise not received, allowing it to capture a significant portion of the impending water spend.
Unlike with the price of fossil fuel commodities, where governments can step in to shield consumers from volatility, water cannot easily be manufactured at large scale. For instance, due to droughts there are cities in California’s Central Valley whose access to water is severely limited, with populations relying upon emergency bottled water handouts to survive. Water tables continue to decline across the West, South and Southwest of the United States to near-emergency levels, and the price of water has climbed.
RET’s ionization rainfall generation platform is expected to create large new markets due to its low energy consumption, ease of operation, and large area impact. With a low entry price for access, demand from all client segments is anticipated to grow strongly, indicated by both initial client data points as well as the past decade of trials in Oman. RET’s planned technological approach of ground-based ionization stations is expected to allow it to implement a one-to-many community-centric business model, as described above under “RET’s Strategy.” Numerous clients can be sold services off of the same hardware platform. RET intends to create new markets to commercialize and scale ionization rainfall generation by bringing down the cost of its technology, reducing friction to access, and continually improving its technology and capabilities.
RET intends to pioneer and create a new market for enhanced rainfall. RET plans to begin its sales focus in the United States before expanding to Canada and Western Europe. By setting up its ionization rainfall generation systems in areas with many constituent potential clients, it expects to be able to sell up to a dozen segments of user benefits from the same hardware array. Small improvements in annual rainfall make significant differences to industries such as insurance, agriculture and resorts.
RET recognizes that increasing the water table, potable water reserves, and greening urban and suburban areas are another way to attract clients. We intend that this will allow each site to make a positive operating contribution with as few as one client per site. RET intends to target commercial clients in each operating area first, and then move on to potential governmental and philanthropic clients.
RET’s Business Model
RET’s strategy consists primarily of a focus on ground-based ionization stations to implement a one-to-many community-centric business model, as described above under “RET’s Strategy”.
For its initial enhanced rainfall business, RET plans to invest in the development and improvement of ground-based ionization stations, hardware platforms and technologies to enable enhanced rainfall. Leveraging its extensive design, simulation and prototyping capability, it intends to set up its ionization rainfall generation systems in areas with many constituent potential clients, allowing it to sell its technology to numerous segments of users who will all benefit from the same hardware array. Small increases in annual rainfall make significant differences to industries such as insurance, agriculture and resorts, and RET aims to partner with leaders throughout these diverse client segments to develop, demonstrate, optimize, commercialize and license its technologies.

To increase the likelihood that its technologies are adopted, RET intends to lead with the development of its technology and then determine reasonable royalties. Successful negotiation of these royalties is generally dependent on:
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Explaining the benefits of RET’s services, including any size, power and performance benefits;

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Explaining the value proposition over existing or alternative technologies;

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Explaining the manufacturability of the technologies;

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Countering bias against externally developed solutions; and

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Providing technical and market data supporting our products.

Rainfall generation technology integrates several advanced engineering and scientific disciplines, and the resulting products are of interest in a broad variety of application domains. As such, RET continues its ongoing development of strong technical and business relationships with both current and prospective clients across diverse industries. Those client relationships provide not only a source of ongoing and growing revenue but also insights into industry trends that will help RET build desirable products. For instance, RET plans to pioneer new technologies for image processing and object recognition, while staying apprised of potentially relevant technical advances from elsewhere.
RET’s business model will allow for affordable installation and manufacturing costs, expected to initially be approximately $250,000 per system. We expect these initial administrative, setup and manufacturing costs to include, among other expenses: power systems, control systems, all the fiber-reinforced plastic and steel work, shipping and inspections. This entry level installation price point will allow clients to be “laddered up” with a “land and expand” sales strategy, which will also involve continued involvement with RET as it expects to be the sole operator for its rainfall generation services.
RET intends to develop and improve software and machine learning control systems to provide more specific area targeting, as well as more precise operating timing. We believe that RET’s prospective partnerships for proprietary radar and weather data will give it client segmentation and pricing opportunities. Wherever possible RET will endeavor to strike multi-year WaaS (“water as a service”)-like client contracts.
Commercialization of Water Technology
RET has pulled together ingredients to commercialize and scale ionization rainfall generation. RET also intends to acquire and license adjacent technologies that expand its solutions offering to clients. Its management have experience scaling businesses over the prior decades. R&D leadership and technology is important; however the RET team knows that operations, sales, marketing, and client service are equally vital to drive product-market fit at scale.
RET also has a global hiring and relationships network to tap into to promote the acceleration of its channel and client traction. It will implement best in class global sales organization structures and methodologies. By adding adjacent technologies over time, RET expects to leverage a unified global sales team in the hundreds to sell multiple solutions to the same client base, increasing its presence with clients as well as drive bottom-line margin contribution.
RET recognizes that long term success is about client satisfaction and delivering solution efficacy and reliability. Manufacturing optimization, build-of-material value engineering, and the generation of software controls and machine learning are all expected to play vital roles in driving sustained and profitable growth. RET also is negotiating partnerships with global manufacturing, supply-chain firms to ensure the smooth rollout of its ionization rainfall generation systems worldwide.
As part of its commercial strategy, RET intends to negotiate agreements with various resorts across the Americas and Western Europe to utilize RET’s technology to build up the water tables around these resorts. Success in these initial agreements will allow RET to leverage its success to a number of different resorts and properties worldwide.
Manufacturing
RET plans to involve a set of manufacturing partners that have previously manufactured versions of RET’s technology in Australia, along with a list of similar manufacturing partners in the United States.

RET’s apparatus design will be optimized to be modular, resulting in a high level of consistency and predictability with each build. The initial design is projected to weigh about 1,000 kilograms, and be shipped in four large crates. It will require a crane and some in-situ general contractor project management to pour a concrete pad for the footings. The power necessary to operate the system is expected to be generated by off-grid solar and wind power systems, for which a small array will typically suffice (however, batteries may be used depending on daylight and weather conditions). We believe that the apparatus will be capable of being assembled with several people and a crane in only a few days.
The majority of the parts will be fabricated by a steel fabricator and welded or pre-drilled for on-site assembly. The antenna components will largely be made from fiberglass reinforced polyester (“FRP”) by a chemical tank fabricator. The main components to be sourced will be steel and FRP, along with readily available controllers, electronics, metal and nylon fasteners. RET intends to develop and incorporate into the machines advanced technology, including systems integration and artificial intelligence to improve predictability of location and timing of enhanced rainfall.
RET plans to do its own sourcing for the materials required to operate its products and intends to maintain either no inventory or a small inventory in its own leased warehouse. RET expects to work with clients and their general contractor partners for custom installation plans for each device.
Clients
RET’s business model is based on a unique one-to-many community centric business model. We initially intend to focus primarily on geographic areas in North America and Western Europe, before further global expansion. The various client segments where RET intends to sell to include, among others:
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Large landowners, including scaled agriculture, wineries, ranches, farmland, golf courses and resorts;

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Energy and transportation companies, including hydroelectric, nuclear power, and river cargo;

3.
Entities actively managing and or building water sources (i.e., farmers, ranchers managing active dams or adding more dams);

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Oil and gas industry (due to massive water needs of up to 9.7 million gallons of water for a single well);

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Insurance and reinsurance companies (i.e., fire prevention);

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Decarbonization initiatives of major corporations and philanthropists, including substantial ESG impacts from growing flora and greening;

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Supranational governmental organizations headquartered in the US and EU;

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Water agencies and authorities in city, county, state, and federal governments; and

9.
Companies focused on creating drinkable water from sustainable sources of water (i.e., rain-bottled RET companies).

Large landowners have the benefit of controlling the land for ionization rainfall generation equipment deployment and its measurement using automated rain gauges, as well as benefitting from the entire rainfall generation. Large landowners who are willing to provide positive externalities to land adjacent to them are anticipated as early adopters of RET’s services.
We think energy and transportation companies will also benefit in a very binary manner from enhanced rainfall, as they often cannot operate without sufficient water levels. RET’s business plan contemplates that these companies will be willing to pay an annual sum to subscribe to and utilize RET’s services to maximize their operational capacities.
In another segment, we plan to enter into arrangements (which currently do not exist) that will allow insurance premiums to be reduced for homeowners in regions taking active measures to enhance rainfall. The added benefit to such homeowners comes in the form of decarbonization contribution, habitat expansion and greening.

Governments are a typically slower sales cycle, however at all levels are capable of including an annual allowance for rainfall generation, which we expect would be a longstanding budget item once adopted. Supranational organizations such as the World Bank and IFC have the ability to commit to sizable programs for improving water reserves, the water table and potable water (although there can be no assurances that they will do so). Both developed and emerging markets are in need of RET’s technology and we anticipate significant traction in this category.
Sales and Marketing
RET’s sales activities will focus primarily on rain generation services to public clients and commercial markets, as well as water conservation consulting and solutions. In the future, RET plans to expand its sales activities to other water generation technologies, such as desalination, wastewater treatment, water purification, mineral extraction and cloudseeding, among others. Product marketing focuses on identifying the needs and product requirements of its clients. Product marketing also manages the development of all of its technologies throughout the development cycle and creates the required marketing materials to assist with the adoption of the technologies to its various client segments.
Principal Factors Affecting Barriers to Entry & Competitive Landscape
Barriers to Entry
There are a number of barriers to entry in the ionization rainfall generation industry, including, among others: (a) key technical personnel, (b) scientific expertise to drive development and improvements of technology (including software and machine learning automation), (c) client relationships/contracts, (d) manufacturing and supply chain efficiencies, (e) key sales & marketing personnel, and (f) brand awareness. Another barrier to entry involves market expansion, specifically with respect to expanding our services from initial trials into clients including, among others, commercial clients, land developers and the agricultural sector.
Competitive Position
The operating competitive landscape has minimal to no brand awareness amongst clients, and is comprised of primarily players in the following categories: (i) mature industrial/chemicals/wastewater, (ii) cloudseeding startups, (iii) adjacent water startups, and (iv) existing governmental operations. As with every vibrant pioneering technology ecosystem, several startups in the water technology sector have ceased operating over the years, however we also expect to see other competing technologies emerge.
This capital from the Business Combination will provide RET with some of the funding necessary to drive growth both organically and inorganically. We plan to acquire and/or license adjacent technologies and add them to the product portfolio of RET. We intend to implement best practices for structuring compensation to help retain all key technical and client-facing talent.
We anticipate that being the first publicly traded rainfall generation firm can facilitate growth in client momentum, due to the enhanced visibility and higher caliber of employees RET can attract with liquid equity instruments. RET expects that having an acquisition currency will also allow it to outcompete private competitor companies in terms of inorganic growth opportunities.
RET’s capitalization and expected listing on Nasdaq will be a considerable advantage over smaller private companies in the water technology sphere. RET also aims to retain the advantages of a nimbler startup over long-established industrial players. Moving quickly to capitalize on innovations and unlock new client demand is expected to be a hallmark of RET’s approach given its team’s track record.
RET plans to begin operations with a clear eye on value engineering, manufacturing scale and optimizations, as well as a world class software and machine learning team. RET is currently negotiating a near-shore supply chain to minimize lead time and shorten turnaround times for new innovation, and it intends to have R&D and manufacturing all in the same building.
While the current iteration of the rain generation systems that RET initially plans to install will not require additional R&D, as they have been proven to work in third-party trials, RET intends to invest in significant research and development in order to commercialize and scale the technology. In particular, the current systems require local support personnel to operate the devices, and require manual reading of rain gauges and manual analysis of the statistics derived from the weather data. Accordingly, in order to scale and commercialize the business, RET plans to engage in R&D to automate these functions, as well as to develop and adopt new ways of delivering the ionization aerosols from the systems to allow the technology to be deployed in the widest possible field conditions. For more information on the steps, technological developments and improvements that RET will need to make to the rain generation technology in order to bring advancements to the systems to market, please see “RET Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in particular the sub-headers “— Investment in Research and Development (R&D), Innovation and Technology”, “— Development and Enhancement of Proprietary Technology”, and “— Plan of Operations”.
Integrating the latest weather forecast techniques and data, along with automated control systems and water gauge measurements will enable continual improvement of any existing generation of hardware in the field.
RET management estimates that each equipment site is expected to break even on approximately $1 million of annual revenue on a cash flow basis (with hardware costs factored in year one), plus operating costs. Multi-year contracts will be sought to make it difficult for new entrants to win market share. RET’s business model will be focused on achieving long term client lock-in through SaaS-like, multi-annual contracts.
Moreover, there are several approaches to rainfall generation besides RET’s approach. There are companies developing and commercializing chemical-based cloudseeding technologies. These companies utilize traditional cloudseeding technology, which involves the use of chemicals such as silver iodide, potassium iodide and dry ice that are dispensed from aircrafts at precise moments of raincloud formation creating potential risks and unintended consequences. Compared to the traditional chemical cloudseeding approach, RET’s ionization rainfall generation approach does not use chemicals in the rain generation process. Moreover, we think that RET’s ionization rainfall generation could enjoy lower operating costs than traditional chemical cloudseeding. Lastly, the difference between RET and these companies lies in the expertise in operations and leading team of water entrepreneurs that provides RET with a competitive advantage.
Use of Proceeds
RET’s primary use of proceeds from the Business Combination will be to support the development and organic growth of its ionization rainfall generation platform. Additional water technologies can be acquired or licensed provided a significant margin of error is maintained on reaching profitability on the ionization rainfall generation.
Approximately equal components of investment are expected in building RET’s sales and marketing infrastructure, as its technical (hardware, software, physics and engineering) and operations (client, install, maintenance and manufacturing) talent. Attracting and retaining the leading talent in the world, and manufacturing and installing its hardware will be the primary use of capital through breakeven.
Additional rainfall generation technologies, as well as adjacent desalination, wastewater treatment, water purification, mineral extraction, cloudseeding and other water generation services may be considered for inorganic expansion.
RET management estimates $40 million capital requirements for its five-year business plan. If RET does not receive $40 million in proceeds from the Business Combination, RET would need to adjust production ramp-up in order to align the associated cash requirements, especially for working capital, with actual timing and/or realized proceeds of the Business Combination. Adjustments can be made by either reducing or shifting planned operational costs and R&D investments, on a short-term basis, until additional funding is obtained. RET management has determined that RET will be able to execute on its operating plan for at least the next 12 months following the Closing if RET receives at least $10 million in proceeds from the Business Combination, after giving effect to redemptions of Public Shares but before the payment of transaction expenses (which formed the basis for the $10 million Minimum Cash Condition).

For more information, see “RET Management’s Discussion and Analysis of Financial Condition and Results of Operations — Plan of Operations — Summary of Milestones and Material Cash Requirements.”
Government and Other Regulations
RET expects its technology will be subject to certain environmental and governmental regulations. Certain jurisdictions have codified regulations around cloudseeding that may subject RET’s rainfall generation platforms to certain licensing and permitting requirements. For instance, the Texas Department of Licensing and Regulation regulates the use of cloudseeding through a licensing and permitting procedure codified in the Texas Weather Modification Act. Furthermore, the use of certain materials for seeding purposes will likely be subject to governmental and other regulations. For more information, see “Risk Factors — Risks Relating to Regulatory and Legal Matters”.
Research & Development
RET’s research and development groups will work closely with its sales and marketing groups, as well as its clients and partners, to bring its products to market in a timely, high-quality and cost-efficient manner. RET expects research and development costs to total approximately $2.2 million per year.
RET has a roadmap of technological developments and improvements it plans to undertake, including optimizing the electrical and mechanical components to maximize the number of ions produced, improving the design for cost, installation, and attaining the maximum number of ions aloft and directionally into the cloud layer. RET also intends to develop and improve software and machine learning control systems to provide more specific area targeting, as well as more precise operating timing. We are developing a roadmap of software features to optimize power consumption, improve serviceability and reduce site visits, as well as to integrate with third party weather-data sources.
In its ionization rainfall generation business, RET will invest in world-class R&D supported by strong relationships. RET aims to offer advantages in generation rainfall technology, providing distinctive features, low-energy technology, ease of operation and large area impact to its clients. RET further intends to license and act as a channel partner in additional water generation technologies. RET intends to have relationships with an assortment of water technology partners, whose licensed technologies include cloudseeding, water purification, and mineral extraction, among others. RET intends to license these technologies and introduce them to its already established clients and prospective clients.
Intellectual Property
RET is focused on building a strong scientific roadmap to underpin an analytical understanding with meaningful predictive power of its ionization rainfall generation platform. The principles have been observed for many decades, however RET expects it will be the first company to fully control the plasma and fluid dynamics underpinning rainfall generation. RET has also obtained a worldwide, perpetual, exclusive license under certain patents from Dr. Theodore Anderson, a distinguished plasma physicist and author of Plasma Antennas. RET intends to build its IP portfolio with the hopes of creating robust growth.
RET intends to evaluate intellectual property portfolios for purchase in the fields of water generation technology, scientific validation and causal inference. Its evaluation criteria for patent acquisitions will include, for example: the sales and profitability of the relevant products, its view of the prospects of the market for the relevant products, size of the portfolio, legal criteria and its assessment of the likelihood of obtaining negotiated licenses.
RET has the capital and experience to drive continued innovation and protect its inventions via a patent strategy that will create defensibility around fundamental, proprietary technologies, business processes and methodology. RET will aim to build its patent portfolio in the United States with cross filings in the European Union. Both a defensive and offensive approach will be incorporated to its investment in this arena.
RET intends to protect its future intellectual property rights via a combination of patent, trademark, and trade secret laws in the United States and other jurisdictions, as well as with contractual protections, to establish, maintain and enforce rights in its proprietary technologies.

In addition, RET intends to protect its future intellectual property rights through non-disclosure and invention assignment agreements with its employees and consultants and through non-disclosure agreements with business partners and other third parties.
Employees and Human Capital Resources
RET’s employees will be critical to its success. RET is proud of its world-class team and seeks to hire employees dedicated to its focus on developing and commercializing the best ionization rainfall generation technology.
RET’s full-time employees are expected to be primarily based in Naples, Florida. RET also plans to engage a small number of consultants and contractors to supplement its permanent workforce. As of the date of this proxy statement/prospectus, RET has two independent contractors and no employees. RET plans to hire a chief technology officer and chief financial officer to begin on or before the Closing, and two additional employees with sales, operations or climate expertise. RET’s employees are engaged in research and development, business development, sales and delivery of its products and services.
To date, RET has not experienced any work stoppages and maintains good working relationships with its personnel. None of RET’s employees are subject to a collective bargaining agreement or are represented by a labor union at this time.
Properties
RET’s corporate headquarters are expected to be located in Naples, Florida. RET does not currently have any other facilities, however, in order to accommodate anticipated growth and to recruit and retain top talent, RET anticipates seeking additional facilities in various locations. RET anticipates it will be able to obtain additional space as needed under commercially reasonable terms.
Corporate Structure
As described above and contemplated by the Business Combination Agreement, the Business Combination will be consummated via a multiple-merger structure (also known as “double dummy”), consisting of the SPAC Merger and the Company Merger. Under this structure, upon the consummation of the Business Combination, Holdco will be the public company listed on Nasdaq and each of RET (as the surviving entity of the Company Merger) and Merger Sub 1 (as the surviving company of the SPAC Merger) will be wholly-owned subsidiaries of Holdco. Accordingly, the business of developing, improving, and commercializing ionization rainfall generation technology will continue to be conducted by RET as a subsidiary of Holdco.
Under the Holdco A&R Articles, Holdco may engage in any and all lawful business for which a business corporation may engage in under the MBCA. In the future, Holdco may acquire additional businesses or assets which may or may not be complementary to the RET business. If Holdco acquires a business or assets that are not complementary to the RET business, such business or assets may not be able to leverage our existing infrastructure or operational experience, which may increase the costs and risk associated with such acquisitions, and we may determine in connection with such acquisition or afterward to separate the ownership of such business or assets from that of RET through a spin-off, split off or otherwise of RET or of such business or assets. See the section entitled “Risk Factors — Holdco may invest in or acquire other businesses in the future, which may or may not be complementary to the RET business. Investing in or acquiring other businesses will require the devotion of a significant amount of time and resources, may not be successful, and could negatively impact Holdco’s results of operations, financial condition and liquidity.”
Legal Proceedings
From time to time, RET is expected to be involved in certain claims and legal proceedings arising in the normal course of business. While the resolution of these matters cannot be predicted with certainty, RET does not believe, based on current knowledge, that the outcome of any currently pending legal proceedings in which RET is currently involved will have a material adverse effect on Holdco’s consolidated financial position, results of operations or cash flow after the Closing.

RET MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of RET should be read together with RET’s unaudited condensed consolidated financial statements as of September 30, 2024 and for the three and nine months ended September 30, 2024, and its audited financial statements as of December 31, 2023 and for the year ended December 31, 2023, together with related notes thereto, included elsewhere in this proxy statement/prospectus (collectively, “RET’s financial statements”). The discussion and analysis should also be read together with the section of this proxy statement/prospectus entitled “Information About RET” and the unaudited pro forma combined financial information contained in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Combined Financial Information”. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See the section titled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or elsewhere in this proxy statement/prospectus.
Unless otherwise indicated or the context otherwise requires, references in this RET Management’s Discussion and Analysis of Financial Condition and Results of Operations to the company, “we,” “us” “our,” “RET,” and other similar terms refer to Rain Enhancement Technologies, Inc.
Overview
RET was incorporated in Delaware on November 10, 2022, and was later converted into a Massachusetts corporation on April 8, 2024.
RET was founded to provide the world with reliable access to water, one of life’s most important resources. To achieve this mission, RET aims to develop, manufacture and commercialize ionization rainfall generation technology.
RET intends to combine unique expertise and personnel to develop, improve and undertake efforts to commercialize ionization rainfall generation technology that enhances rainfall when conditions are appropriate in the atmosphere. RET plans to build its core platform with software, meteorology, hardware, product design and operations to make rainfall generation more dependable. RET intends to improve on existing rainfall generation technologies by introducing robust measurement tools, including automation technology, rain gauges, and weather stations, to more precisely quantify the positive water benefit it expects to deliver to millions globally.
RET intends to develop, invent, improve, manufacture, commercialize and operate technologies that enhance rainfall and elevate water reserves. We believe that RET’s future services will yield potable water that can be used for all purposes. The projected cost (not including land costs, which are still being determined) and energy requirements for RET’s future technology are modest on a per gallon basis for communities and ecosystems, estimated to be $0.10 per cubic meter, approximately 10 times less than other alternative technologies. RET intends to enhance agricultural, industrial and household water supplies for all the communities in which it operates by developing technology and services to serve governmental and commercial clients’ needs in creating water resiliency and abundancy.
RET’s business model is based on a unique one-to-many community-centric business model. The numerous client segments to which RET intends to sell to include large landowners including agriculture, resorts, energy and transportation companies, insurance and reinsurance companies, decarbonization initiatives of major corporations and philanthropists, supranational governmental organizations, and city, county, state, federal and non-U.S. governments. In addition, RET aims to leverage its offerings and enhance its potential market position by exploring ways to expand RET’s future water generation products through licensing and acting as a channel partner for additional water generation technologies.
RET has a limited operating history and has not yet generated any revenue, and its ability to generate revenue sufficient to achieve profitability will depend on its ability to successfully build and commercialize rainfall generation technology.

On March 15, 2023, RET entered into a binding MOU with Discovery Land, which requires Discovery Land to use commercially reasonable efforts to purchase rain enhancement equipment from RET for certain real estate development projects under Discovery Land’s management between March 15, 2023 and December 31, 2025. Discovery Land intends to purchase a minimum of $500,000 of equipment during the term of the MOU based on agreed-upon pricing, however, Discovery Land is not obligated to purchase any equipment from RET. Additionally, RET has been engaged in business development discussions with potential customers over the course of the preceding 1.5 years which has helped it understand the market potential and near-term opportunities.
RET’s management and expected RET board of director nominees include individuals with extensive experience in the water technology industry, which will offer RET advantages, both in terms of its research and development and the commercial value of its intended product offerings.
Termination of Business Combination with dMY VI
On April 5, 2023, we terminated the share purchase agreement we entered into with dMY Technology Group, Inc. VI, a Delaware corporation, on December 22, 2022. No termination penalties were incurred by any party in connection with the termination of the share purchase agreement.
Business Combination with Coliseum Acquisition Corp.
On June 25, 2024, RET, Coliseum , Holdco, Merger Sub 1, and Old Merger Sub 2 entered into the Business Combination Agreement. On August 22, 2024, Old Merger Sub 2 entered into an Assignment and Assumption of Business Combination Agreement (the “Assignment”) pursuant to which Old Merger Sub 2 assigned to Merger Sub 2 all of Old Merger Sub 2’s right, title and interest in and to the Business Combination Agreement, and Merger Sub 2 assumed, and agreed to perform, satisfy and discharge in full, as the same become due, all of Old Merger Sub 2’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date thereof. Old Merger Sub 2 was liquidated and dissolved on August 23, 2024.
On August 22, 2024, all parties entered into an Amendment to the Business Combination Agreement. Pursuant to the Business Combination Agreement, as amended, among other things and subject to the terms and conditions contained therein, (i) on the day immediately prior to the Closing Date, the SPAC Merger will occur, whereby Coliseum will merge with and into Merger Sub 1 with Merger Sub 1 surviving the SPAC Merger as a direct, wholly owned subsidiary of Holdco, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, the Company Merger will occur, whereby Merger Sub 2 will merge with and into RET with RET surviving the Company Merger as a direct, wholly owned subsidiary of Holdco so that, immediately following the completion of the Business Combination, each of Merger Sub 1 and RET will become a wholly-owned subsidiary of Holdco.
The Business Combination is subject to certain customary closing conditions, including but not limited to approval for the listing of Holdco Class A Common Stock on Nasdaq and a $10 million Minimum Cash Condition. There can be no assurances that such conditions will be satisfied. Additionally, each of RET and Coliseum may terminate the Business Combination Agreement if the Closing has not occurred on or before December 25, 2024. Assuming no redemptions, RET is expected to be capitalized via Coliseum’s Trust Account.
Subscription Agreements
On August 23, 2024, RET entered into subscription agreements with Rainwater LLC (which is solely controlled by Paul Dacier), and affiliates of Harry You and Niccolo de Masi to sell an aggregate of 250 shares of Company Class A Common Stock at a purchase price of approximately $2,955.78 per share, which the Company determined to be the then-current fair market value, based in part on a valuation from an independent third party valuation firm, and 40 shares of Company Class B Common Stock at a purchase price of approximately $3,103.57 per share, which the Company determined to be the then-current fair market value, based in part on a valuation from an independent third party valuation firm, for an aggregate subscription amount of $865,000. RET received aggregate proceeds of $415,000 and recorded $450,000 in subscription receivable as of September 30, 2024.

Restatements of Previously Issued Financial Statements
RET restated its financial statements as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022. The change in accounting for the correction of the error in calculating the gross deferred tax asset and offsetting valuation allowance and the lack of noted disclosures did not have any impact on RET’s liquidity, cash flows, costs of operating in the period included in the financial statements in this proxy statement/prospectus. This change did not impact the amounts previously reported for RET’s cash, operating expenses or total cash flows from operations for the affected years. For further details on this restatement, refer to Note 2 to RET’s audited financial statements included elsewhere in this proxy statement/prospectus.
RET also restated its unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024. RET corrected the discrepancies in net loss presented among the statements of operations, statement of changes in stockholders’ deficit and statement of cash flows. Specifically, RET corrected the additional paid-in capital and accumulated deficit as of September 30, 2024 presented in the unaudited condensed consolidated balance sheet, general and administrative expenses, loss from operations, net loss, basic and diluted net loss per Class A common stock and basic and diluted net loss per Class B common stock for the three and nine months ended September 30, 2024 in the unaudited condensed consolidated statements of operations, additional paid-in capital and accumulated deficit as of September 30, 2024 in the statement of changes in stockholders’ deficit. The corrections did not have any impact on RET’s liquidity or cash flows in the affected period included in the unaudited condensed consolidated financial statements in this proxy statement/prospectus. For further details on this restatement, refer to Note 2 to RET’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.
Principal Factors Affecting Our Results of Operations and Material Trends
RET’s future results are expected to be impacted by the general economic environment, as well as conditions and trends relating to demand for rain generation services, and other factors including the successful development of the technology, enhancement of our propriety position, seasonality, and the effectiveness of our marketing and sales efforts to develop a robust and diverse client base. The primary factors that impact our results and present significant opportunities, as well as pose risks and challenges, are described below. RET believes that our performance and future success depend on the factors discussed below, those mentioned in the section titled “Risk Factors” and elsewhere in this document.
Investment in Research & Development (R&D), Innovation and Technology
The continued development of rainfall generation technology requires substantial ongoing investment in resources and technology infrastructure. We intend to capitalize on approximately 70 years of technological efforts beginning in the 1950s at one of the largest industrial conglomerates in the United States. Ionization rainfall generation technology has been used for fog dissipation during the cold war, as well as rainfall generation and hail reduction in a number of locales over the decades. In order to effectively commercialize and scale existing rainfall generation technology, we will need to invest in additional technologies to optimize the performance of the systems. This includes investment and development of weather forecasting models, computing power, data collection tools and potentially ground-based radar networks, among other things, in order to improve RET’s weather forecasting abilities.
RET expects to be able to deploy its systems in the field by the end of 2024. Each system that will be installed includes, among its key components, an antenna, high-voltage generator, high-voltage cable, power generation and rain gauges.
Previous third-party trials of rain generation technology in Oman and Australia included local support personnel to operate the device when the weather conditions were conducive to enhancing rain in the target regions. These trials also included manual reading of rain gauges, and manual calculation of the statistics derived from the rain gauge and weather data. This manual process is time-consuming and difficult to scale given the level of involvement that individuals must have with each installed system.
As the number of systems in the field increases, therefore potentially enhancing rainfall in more regions, RET intends to automate these processes to scale its business, including through externally operating the systems it installs for clients, integrating rain and snow gauge data (both public and third-party private data) and collecting hyperlocal near real-time weather data to better forecast conditions suitable to maximize rain generation. The current design of the rain generation system is well suited for private land with terrain that includes areas with prevailing winds in a favorable direction, and naturally occurring updrafts that help carry the ion plume into the cloud layer, including high-altitude areas, such as hills and cliffs, with strong thermal updrafts.
Our ability to continue to incorporate or develop innovative tools in line with our growth is crucial to ensuring the success of our strategy. We are committed to innovating new products and features. In addition, we intend to explore acquisitions to enhance our rain generation technology platforms and incorporate features that will improve the technology and anticipated rain generation.
Development and Enhancement of Rain Generation Technology
The current technology is designed to incorporate a tower with a plasma antenna mounted at the top (the “antenna”). The antenna and tower are made of certain composite materials, and the antenna is wrapped in certain conductive metal wire. When high voltage is introduced to the wire, ions can escape at each fold in the wire. Those ions are carried into the cloud layer above by naturally occurring thermal updrafts.
The current generation of the rain generation technology, which we expect to deploy in North America this year, uses this basic design. RET relies on the overall design of the system, as well as the operating knowledge around the specific weather and wind conditions to support operation of each individual antenna, and the methodology for measuring the impact of the introduced ion plumes in enhancing the amount of rain in a given region.
In the coming months (as described below under “Plan of Operations”), we intend to incorporate plasma antennas into our ongoing development of rainfall generation technology. The company has exclusively licensed certain patents from Dr. Theodore Anderson, a plasma physicist, and is exploring, through ongoing and planned R&D, new designs for ion plume delivery that would not be as dependent on updrafts, which we expect to allow us to extend our rain generation solutions to geographic areas that are mostly flat terrain (such as farms), or that have prevailing winds in an unfavorable direction.
Expanding our Water Generation Technologies
Rain generation technology has shown promise in third-party trials and antennas designed to be modular for rapid deployment in various geographies. Therefore, scaling RET is primarily a function of building a strong go-to-market and operations infrastructure. The first phase of commercialization is expected to be leveraging RET’s best-in-class global sales organization structures and methodologies, global hiring, and relationships network to build operations, sales, marketing and client service functions to accelerate client traction. Creating operating momentum with live U.S. clients is expected to enable RET to leverage a unified sales team to expand into existing client bases, develop additional client verticals, as well as drive global expansion. Supporting growth at scale will involve continual incremental manufacturing optimizations, bill of materials value engineering, and the enhancement of software controls and machine learning.
Investment in Additional Rain Generation Services
Along with further development and scaling of this technology, RET plans to develop and commercialize other rainfall and water generation ancillary services in addition to ionization rainfall generation. RET also intends to license and act as a channel partner for additional water generation technologies, including desalination, water purification, wastewater purification and/or cloudseeding, among others.
Expertise of Management, and Expected Board of Director Nominees
RET intends to assemble a world-class management team and board of director nominees who it will rely on as it aims to achieve its plan of operations and milestones, as described below beneath “Plan of Operations.” RET anticipates utilizing the depth and breadth of its expected board of director nominees to establish relationships and partnerships throughout diverse segments, including supranational governmental organizations and philanthropists, to further develop, demonstrate, optimize and commercialize our water generation services.

Investment in New Markets
Initially, we plan to invest in new markets within North America. Our initial focus will be on markets in the United States and Caribbean, before expanding to Canada and Western Europe. We will focus on the agriculture industry, large landowners, forestry, tourism and recreation, river and water authorities, and governments for the initial implementation of the technology. Additional potential partners and clients that we are targeting include hydro power plants, nuclear power plants, rivers, and water authorities, developing nations, the agricultural industry, insurance companies, forest ministries, tourism and recreation, large landowners, cloud data centers, social justice entities and decarbonization organizations. After achieving successful results in the initial rollout of these platforms, we believe that we can further expand in some or all these markets, as well as to new markets within North America, and internationally by carefully targeting locations with a high expected demand for rain enhancement services. We believe there is an opportunity to expand our services outside of our initially targeted geographic locations, into other areas of the U.S. as well as countries and regions where there are water scarcity issues to address. As we invest in new markets and create new offerings, we may increase our marketing and sales strategies in a manner that could extend our marketing payback target in order to accelerate growth in each new market.
Effect of Climate Change
The water supply and demand balance is worsening across the globe. Energy production is also threatened by water scarcity. In the U.S., states including California, Arizona, Texas, Colorado, and Nevada have passed water restrictions limiting use and cutbacks to water supply. Population growth is threatening potable water supplies worldwide. RET believes rationing water is not a long-term solution to the ongoing water crisis, and that it is uniquely positioned to develop and scale its products to support climate change adaption.
Seasonality
RET anticipates that it will experience seasonality in its services, given that the rain generation systems may be impacted by seasonal weather conditions in the areas in which its systems are installed.
RET may experience lower demand or use of its services during rainy seasons in the specific geographies where the technology is expected to be used, offset by higher demand or use of the technology during dryer periods.
Plan of Operations
12-Month Plan
RET currently is warehousing 2 fully built rain generation systems in Sydney, Australia. The systems were built by Scott Morris, a leading ionization rainfall generation engineer, and have gone through rigorous evaluation, testing and documentation. In January 2025, we plan to execute our first US client contract and to initiate the installation process in the first quarter of 2025. Targets for initial installation are Lake Tahoe, CA or Austin, TX. We will concurrently identify, recruit, and hire a CTO and CFO.
In the first quarter of 2025, RET intends to develop two additional rain generation systems to deploy in an additional location. While we have begun documenting the sourcing, manufacturing, and building process, our CTO will work with highly-skilled technical advisors to create a step-by-step training manual that can be scaled as our system volume increases. While also systematically documenting the process, we will examine other ways to make the process more efficient and scalable, such as examining the bill of materials to domesticate sourcing of components and beginning the request for proposal process with candidate US based manufacturers.
RET will be engaged actively in the hiring process for U.S.-based software, electrical, and mechanical engineers and weather experts and will hire at least two employees to support either sales, operations or climate scientist functions by the first quarter of 2025. We will also aim to hire a top tier marketing firm to help evangelize our ionization-based approach. In January 2025, RET expects to establish initial headquarters in Naples, FL. We will ship the two additional rain generation systems once completed from Australia to this location and warehouse locally.
In March 2025, we plan to hold an onsite event for all RET employees, which will include training of U.S. personnel on the installation and operation of the systems. We will install one of the systems received from Australia inside our warehouse, for validation testing, and then we will re-pack it in crates for delivery to the next client site. We will then set up the second system received for mechanical testing and value engineering work. At that point, we expect to evaluate whether the systems are missing any components or if they need additional work, and if so, will make orders and repairs at that time. That month, we will also commence hardware engineering on a variation of the rain generation system that is designed to conform with local permitting requirements for potential installations on public land.
In the first quarter of 2025, we will also plan and prepare for the installation of a rain generation system in our first U.S. location. This will involve securing the services of a general contractor (“GC”) in the area. We will work with that GC to secure all necessary build permits, which we expect to be similar to those required for cell tower installations, and which we expect to be able to obtain expeditiously and at reasonable cost.
In the first quarter of 2025, RET expects to install 2 rain generation systems in its first U.S. location. At that time, the Company will commence software development focused on automating the operation of that and future systems according to local weather conditions. RET will also use client-facing reporting to automate the systems, which will include reporting on the amount of rain generated in the client’s region after the system is installed. This software development will be ongoing in the first quarter of 2025, and we expect to deploy the initial software based on the development of the technology in the third quarter of 2025.
During this timeframe (October 2024 to March 2025), we plan to finalize contracts with initial U.S. manufacturing partners. These partners will produce parts and components for the systems, including pultruded fiberglass reinforced poly, steel manufacturing, high voltage generators, solar systems with battery backup, high voltage cables, communications subsystems, and other ancillary parts. We anticipate that this new supply chain will reduce the time and cost to deploy RET’s systems in North America. We also intend to maintain and further develop the company’s relationship with the Australian supply chain, which we anticipate may be needed for future business prospects in the South Pacific. We initially expect to form one to two supply chain relationships for each critical subassembly part within the bill of materials required for the systems.
In the first quarter of 2025, we will also begin to finalize site selection for the region in which we intend to install system in the second half of 2025. These regions are expected to contain one or more systems to service one or more clients. We plan to install the systems such that they provide contiguous or overlapping areas of potential rainfall enhancement. Subject to updrafts, humidity and other weather conditions, each system installed is expected to provide rainfall generation within an approximately 50 mile radius. We will prioritize sites based on client engagement, estimated returns for the company, plus expected local weather and topology. We anticipate that our supply chain will allow additional systems to be manufactured and installed in 2 to 4 months, giving RET the potential capacity to expand more rapidly at short notice, as client network effects stimulate additional demand for the systems.
In the first quarter of 2025, as we refine our client pipeline, we also intend to operationalize the site selection and installation process. At that time, we will update and further develop internal documentation that describes the criteria needed for selecting a site to install and operate the systems, including, among other factors, terrain, setbacks, access, prevailing wind direction, and average humidity. We expect to update and further develop the installation manual, to include a complete set of drawings needed for permitting, as well as all feedback received to date from the site of our initial installation.
In addition, we expect to commence training of installer partners in each new geographic region where we intend to establish a presence. These installer partners will be general contractors, with a scope of work and business relationship expected to be modeled after the initial GC partnership that we will establish in the first quarter of 2025. These installer partners will be utilized in the installation of our devices for an ongoing pipeline of clients with whom we expect to sign letters of intent throughout 2025.

In the first quarter of 2025, we will begin receiving various parts required for building, installing and operating the rain generation devices from our initial U.S. manufacturing partners. At that point, we will focus on qualifying them, meaning that we will test the parts that come back from the new manufacturers to ensure they conform to the measurements and specifications previously provided. If there are any issues, we will work with the manufacturers to fix them and iterate on the systems as needed. Following this process, RET expects that it will be able to reliably produce systems from this supply chain according to an agreed forecast of supplies and parts that we will require to install the systems. We also plan to develop a 12-month manufacturing forecast with these partners. In the second quarter of 2025, we expect to submit an initial order to our manufacturing partners based on that forecast, with the expectation of installing two systems in the fourth quarter of 2025 and the first quarter of 2026 in approximately one to three regions within the U.S.
By the third quarter of 2025, we expect to begin operationalizing the manufacturing, testing, and warehousing of devices for the installation pipeline, and at that point anticipate having well-developed documentation that RET employees can follow to maintain a steady stream of successful system installations.
In the second quarter of 2025, we expect to finalize the installation schedules for any clients with whom we have signed letters of intent to install our devices. At the end of the second quarter of 2025, we also intend to internally launch an alpha version of our software service, which will be used to automate the powered state of all systems within one region, as well as to provide daily reporting of rain generation results where the systems are installed.
Our software will operate by automatically turning the installed systems within a region on and off based on overall weather conditions and wind direction, to maximize the probability that the ion plumes will travel into clouds that will be over the target client region at the time that additional rain is generated. The software development, including the predictive modeling required to correlate the weather data to the location and amount of additional rain generation, and the measurement (and validation) of its predictive accuracy, will be ongoing for many years, with initial deployments for internal use and client reporting expected after the first year the software is deployed.
As we continue to develop our manufacturing process for rain technology devices, we intend to simultaneously explore research partnerships with various universities across the United States. By the end of the second quarter of 2025, we are aiming to announce any initial university partnerships. Our goal for these partnerships is to launch a multi-year case study to examine the impact that the devices we are installing and the related technology has on rainfall enhancement in the initial locations in the U.S. where we have installed our devices.
Summary of Milestones and Material Cash Requirements
The summary of the milestones that we are aiming to achieve in the next twelve months, with corresponding estimated quantification of material cash requirements to reach each milestone, is as follows:
Q1 2025:   Establish US manufacturing and warehousing centers. Ship two additional systems from Australian supply chain to US warehouse with installation in early Q1. Open initial HQ and warehousing center in US. Host first marketing events for potential clients. Finalize initial US client contract for two rain generation systems, begin developing two additional systems as well as hire a CTO and CFO. Meanwhile, we will expand client sales pipeline across business use cases and geography focusing on clients that will lead to best enhancement results. Begin operationalizing manufacturing, testing, and warehousing of devices for the installation pipeline.
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Estimated material cash requirements: $4.8 million

Q2 2025:   Launch university partnerships. Release alpha version of software system (internally).
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Estimated material cash requirements: $3.8 million

Q3 2025:   Convert one additional client for installation of two systems by the end of 2025. Release of beta version of software to clients.
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Estimated material cash requirements: $5.0 million

RET management estimates $40 million capital requirements for its five-year business plan. Such funds are expected to be used to integrate and roll out software for the rain enhancement platform, to deliver additional water services through the “land and expand” client acquisition model, and potential acquisitions of other weather technology.
RET’s business plan assumes that the funds received from the Business Combination will be used for business development, new product development, equipment production and installation, and operations. Since the base technology and products are developed and proven, the increased need for capital will be a function of the growth in customer acquisition and projects. RET management believes that RET’s budget can be easily scaled to the funds actually received, and the targeted funds raised from the Business Combination will enable RET to grow its client base and have the capital necessary to deliver equipment and technology to the newly acquired clients, and develop new products to be added to the RET platform.
In the operating model, RET has assumed a conservative case on the key components of the operating expenses until RET becomes profitable in 2028. Below are the cumulative expenses RET expects to incur from 2024-2027:
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R&D expenses: approximately $5.9M

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general and administrative expenses: approximately $11.6M

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sales and marketing expenses: approximately $7.9M

At the Closing of the Business Combination, assuming no additional redemptions and no Closing Offering or other financing, RET expects to have $11.6 million of working capital after the payment of transaction expenses. As redemptions increase, the amount of working capital is expected to decrease, unless the parties obtain third-party financing or renegotiate and reduce transaction expenses. See “Unaudited Pro Forma Combined Financial Information” for more information. The following table presents Holdco’s anticipated liquidity position at various redemption levels, assuming the Minimum Cash Condition is met and without additional financing:
	Assuming No Redemptions	Assuming 25% Redemptions	Assuming Maximum Redemptions(1)
Cash from Trust Account available to satisfy Minimum Cash Condition(2)	$20,055,086	$15,041,315	$10,001,844
Transaction Expenses	$(8,438,943)	$(8,438,943)	$(8,438,943)
Cash from Trust Account remaining after payment of Transaction Expenses	$11,616,143	$6,602,372	$1,562,901

(1)
Assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(2)
Uses an illustrative per share price of $11.22, based on the amount in the Trust Account as of September 30, 2024.

RET management has determined that RET will be able to execute on its operating plan for at least the next 12 months following the Closing if RET receives at least $10 million in proceeds from the Business Combination, after giving effect to redemptions of Public Shares but before the payment of transaction expenses (which formed the basis for the $10 million Minimum Cash Condition). RET’s ability to continue its business based on such anticipated funding also accounts for adjusting production ramp-up in order to align the associated cash requirements, especially for working capital, with actual timing and/or realized proceeds of the Business Combination. Adjustments can be made by either reducing or shifting planned operational costs and R&D investments, on a short-term basis, until additional funding is obtained.
A capital efficient approach to product development and go-to-market will be an essential catalyst to organic growth of RET’s platform. One of the key aspects of RET’s financial profile is that the technology is proven and does not require further development costs. All R&D expenses will be dedicated to building new products to enhance RET’s comprehensive rain enhancement platform. In the Projections, RET has assumed a conservative case around key components of operating burn until RET is expected to become profitable in 2028.
Risks and Uncertainties
United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect our operating activities.
Results of Operations
From November 10, 2022 (inception) through September 30, 2024, RET has not yet generated any revenue, and our ability to generate revenue sufficient to achieve profitability will depend on our ability to successfully build and commercialize ionization rainfall generation technology. RET expects to engage clients through a subscription-based model, where clients sign a contract that will provide them with hardware, ongoing maintenance and analysis of the rain generated by the system. Installation of the hardware is expected to be provided by either the client or by RET, at additional cost to the client. These contracts are expected to represent a combined, stand-ready performance obligation to provide access to the rain generation systems and revenue is expected to be recognized based on its clients’ subscription to and usage of the rain generation systems.
For the three months ended September 30, 2024, RET had net loss of approximately $3.0 million, which consisted mainly of general and administrative expenses of approximately $3.0 million and interest expense in connection with the Note of approximately $7,500, partially offset by minimal interest income earned from operating cash.
For the nine months ended September 30, 2024, RET had net loss of approximately $3.4 million, which consisted mainly of general and administrative expenses of approximately $3.3 million, minimal franchise tax expenses and interest expense in connection with the Note of approximately $22,000, partially offset by minimal interest income earned from operating cash.
For the three months ended September 30, 2023, RET had net loss of approximately $35,000, which consisted of general and administrative expenses of approximately $28,000, minimal franchise tax expenses and interest expense in connection with the Note of approximately $7,500, partially offset by minimal interest income earned from operating cash.
For the nine months ended September 30, 2023, RET had net loss of approximately $387,000, which consisted mainly of general and administrative expenses of approximately $367,000, minimal franchise tax expenses and interest expense in connection with the Note of approximately $20,000, partially offset by minimal interest income earned from operating cash.
For the year ended December 31, 2023, RET had net loss of approximately $437,000, which consisted of general and administrative expenses of approximately $410,000, minimal franchise tax expenses and interest expense in connection with the Note of approximately $27,000, partially offset by minimal interest income earned from operating cash.
For the period from November 10, 2022 (inception) through December 31, 2022, RET had net loss of approximately $1.3 million, which consisted mainly of general and administrative expenses (of which approximately $970,00 was for stock based compensation expenses to officers).
Going Concern Consideration
As of September 30, 2024, RET had approximately $240,000 in cash and had a working capital deficit of approximately $1.3 million.
RET’s liquidity needs through September 30, 2024 were provided from proceeds from the issuance of stocks of approximately $525,000 (excluding $450,000 in subscription receivable), loans from certain officers and investors pursuant to the promissory note for an aggregate amount of $600,000 and advances from certain investor. As of September 30, 2024, RET has approximately $220,000 in outstanding amount for advances received from such investor. RET expects that its operating expenses and investment in asset development and technologies will continue to increase.
RET’s primary uses of cash are to fund its operations as it continues to grow its business. RET will require a significant amount of cash for expenditures as it invests in ongoing research and development. Until such time as RET can generate significant revenue from sales of its rain generation systems, if ever, it expects to finance its cash needs through public or private equity or debt financings or other capital sources, including potential collaborations and other similar arrangements. However, RET may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that RET raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If RET raises funds through collaborations, or other similar arrangements with third parties, it may have to relinquish valuable rights to the rain generation technology on terms that may not be favorable to RET and/or may reduce the value of RET common stock. If RET is unable to raise additional funds through equity or debt financings when needed, it may be required to delay, limit, reduce or terminate its rain generation development efforts. RET’s future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors.”
In connection with RET’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Basis of Presentation — Going Concern,” RET’s management has determined that the liquidity condition raises substantial doubt about RET’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities. Management plans to consummate a merger with Coliseum and expects to receive financing to meet its obligations through one year from the date of this proxy statement/prospectus; however, no financing is currently committed. The unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if RET is unable to continue as a going concern.
Cash Flows
For the nine months ended September 30, 2024, net cash used in operating activities was approximately $167,000, net cash used in investing account was approximately $46,000, and net cash provided by financing activities was approximately $415,000. Net loss of approximately $3.4 million was partially offset by non-cash activities, including stock based compensation expense of approximately $2.8 million, amortization expense of $9,000, and expenses paid by related parties on behalf of RET of approximately $196,000, and also changes in operating assets and liabilities used approximately $216,000 of cash for operating activities. Cash used in investing activities consisted solely of payment for building Equipment of approximately $46,000. Cash provided by financing activities resulted from issuance of Class A and Class B common stock of $340,000 and $75,000, respectively.
For the nine months ended September 30, 2023, net cash used in operating activities was approximately $212,000, net cash used in investing account was approximately $223,000, and net cash provided by financing activities was approximately $440,000. Net loss of approximately $387,000 was partially offset by non-cash activities, including stock based compensation expense of approximately $4,000, amortization expense of $9,000, and expenses paid by related parties on behalf of RET of approximately $9,000, and also changes in operating assets and liabilities used approximately $153,000 of cash for operating activities. Cash used in investing activities consisted solely of payment for building Equipment of approximately $223,000. Cash provided by financing activities resulted from issuance of common stock and Series A preferred stock of $1,998 and $8,000, respectively, and from the remaining proceeds of approximately $447,000 pursuant to the Note, partially offset by repayment off advances to certain officer approximately $17,000.
For the year ended December 31, 2023, net cash used in operating activities was approximately $238,000, net cash used in investing account was approximately $264,000, and net cash provided by financing activities was approximately $440,000. Net loss of approximately $437,000 was affected by stock based compensation expense of approximately $3,800, amortization expense of $12,000, expenses paid by related parties on behalf of RET of approximately $11,000, and changes in operating assets and liabilities used approximately $171,000 of cash for operating activities. Cash used in investing activities consisted solely of payment for building Equipment of approximately $264,000. Cash provided by financing activities resulted from issuance of common stock and Series A preferred stock of $1,998 and $8,000, respectively, and from the remaining proceeds of approximately $447,000 pursuant to the Note, partially offset by repayment off advances to certain officer approximately $17,000.
Contractual Obligations and Commitments
Consulting Agreement for Rainfall Ionization Equipment
In November 2022, RET entered into a consulting agreement, which was later amended on December 8, 2022, with Scott Morris to engage him as senior technology advisor. RET agreed to pay Mr. Morris a one-time fee upon execution of the agreement (“First-time fee”) and a consulting fee of AUD 250,000 per year (equivalent to approximately $170,000 as of December 31, 2022) as well as certain bonuses that will be paid upon reaching certain milestones. In May 2023, Mr. Morris met a significant milestone in improving the design and a bonus of AUD 25,000 was paid in June 2023 (or approximately $13,000).
In connection with the consulting agreement, we also agreed to obtain from Mr. Morris an irrevocable, perpetual, non-exclusive license under certain engineering designs in connection with rainfall ionization equipment and systems. RET accrued the consideration of the license agreement with Mr. Morris on the accompanying balance sheet to RET’s financial statements as of December 31, 2022 as an intangible asset with a ten-year useful life and fully paid this amount in June 2023.
In May 2024, RET entered into an agreement with Mr. Morris for the storage of RET’s ionization rays.
As of the date of this proxy statement/prospectus, the storage agreement and the technology license were still in effect, however the consulting agreement was ended and RET was in conversations with Mr. Morris about any ongoing relationship.
Off-Balance Sheet Arrangements
RET did not have off-balance sheet arrangements as of September 30, 2024 or December 31, 2023, and does not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates
RET’s financial statements included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC.
Preparation of RET’s financial statements requires RET to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. RET also makes estimates and assumptions on revenue generated and reported expenses incurred during the reporting periods. Its estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
While RET’s significant accounting policies are described in the notes to its financial statements included elsewhere in this proxy statement/prospectus, RET management believes there was no critical accounting estimates identified during the nine months ended September 30, 2024 or the year ended December 31, 2023.
Equipment
RET capitalizes its cost to build its rainfall ionization equipment (the “Equipment”), including materials and allocated labor costs. In July 2023, RET finished building the Equipment and transferred its capitalized cost from Construction in-process to Equipment. As soon as the Equipment is placed in service upon agreement with the clients, RET will begin to depreciate those assets on a straight- line basis over the estimated useful lives of the assets, generally 10 to 15 years. At the time of retirement or other disposition of the Equipment, the cost and accumulated depreciation will be removed from the accounts and the resulting gain or loss, if any, will be reflected in operations. As of September 30, 2024,, no Equipment has been placed in service.
Intangible Assets
Recognized intangible assets have finite lives and include acquired licenses for market-ready technology and designs of weather modification and rainfall ionization equipment. Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and accumulated impairment losses.
Intangible assets with finite lives are amortized using the straight-line method over the estimated useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of operations and in the expense category that is consistent with the function of the intangible assets.
Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. RET assesses the recoverability of the carrying amount by preparing estimates of future revenue, margins, and cash flows. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, an impairment loss is recognized. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value of the asset. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models.
Stock Compensation
RET’s policy is to account for stock-based compensation expense in accordance with FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred.
Recent Accounting Pronouncements
Our management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on RET’s financial statements.
Emerging Growth Company Status
Holdco will be an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.
Holdco is likely to elect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earliest of: (i) the last day of the fiscal year in which Holdco has at least $1.235 billion in annual revenue; (ii) the date Holdco qualifies as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which Holdco has issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; (iv) the last day of the fiscal year ending after the fifth anniversary of the Business Combination Closing; and (iv) the date that Holdco affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, Holdco’s financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

MANAGEMENT OF HOLDCO FOLLOWING THE PROPOSED TRANSACTIONS
The following information concerning the management of Holdco is based on the Holdco A&R Articles, the form of which is attached to this proxy statement/prospectus as Annex F, which is expected to be in effect in such form as of the consummation of the Business Combination, applicable law and current expectations of Holdco and RET and is subject to change.
Directors and Executive Officers
Pursuant to Section 5.14 of the Business Combination Agreement, following the Closing, the Holdco Board will consist of five directors, which will be mutually selected by Coliseum and RET, and at least a majority of the Holdco Board will qualify as independent directors under Nasdaq rules.
The following sets forth certain information, as of December 2, 2024, concerning the persons who are expected to serve as Holdco’s directors and executive officers following the Business Combination. Such persons were mutually selected by RET and Coliseum pursuant to the terms of the Business Combination Agreement. Additional Holdco Board designees are expected to be identified between the date of this Registration Statement and Closing. The parties will disclose the additional designees by filing a Current Report on Form 8-K and a supplement to this proxy statement/prospectus.
Name	Age	Position
Christopher Riley	59	Chief Executive Officer and Director Designee
Oanh Truong	36	Interim Chief Financial Officer
Harry You	64	Director Designee
Management Team
Executive Officers
Christopher Riley has been engaged by RET as a consultant and will become an employee of RET following the effectiveness of this Registration Statement. He was appointed Chief Executive Officer on June 21, 2024 and appointed to the Board of Directors on October 7, 2024 in recognition of his active engagement in leading the activities of RET and in anticipation of his employment upon the effectiveness of this Registration Statement. Mr. Riley is also expected to serve as Chief Executive Officer and a director of Holdco following the Closing. Additionally, Mr. Riley’s company, Winning Edge Advisors, has provided consulting services since November 2023, and has served and will continue to serve as a strategic consultant to ITsavvy, a private equity firm backed by GenNx360 Capital Partners. Mr. Riley served as the President, Worldwide Field Operations for DataRobot from July 2022 to November 2023. During his tenure, Mr. Riley restructured the company and set it on a path to profitability, improving the GDR by over 50%, while also driving the largest and most strategic ARR opportunities to closure in Asia, Europe, the Middle East and North America. He rebuilt the business development and global partner organizations and signed strategic partnership agreements with AWS, MSFT and Google Cloud. Mr. Riley served as the chief revenue officer of Automation Anywhere and strategic advisor to the CEO from June 2020 to August 2023. Mr. Riley restructured the GTM organization and worked to right-size the company to drive towards profitability. Mr. Riley held several executive roles at Dell, Dell/EMC and EMC (NYSE: Dell, formerly NYSE: EMC) including President Americas Sales and Customer Operations, President Dell Technologies Select and SVP Global Alliances from February 2014 to June 2020. During this period of time, Mr. Riley led the $20B+ Americas business through one of the largest and most successful technology acquisitions of all time. During his time leading this organization the company grew faster than the market and took unprecedented market share from competitors. Mr. Riley was personally engaged in driving some of the largest and most strategic deals in company history. Mr. Riley served as the Americas Vice President and General Manager for HP (formerly NYSE:HP) from January 2008 to January 2014. Mr. Riley served as the vice president and general manager for McData from 2003 to 2006 prior to its acquisition by Brocade. Mr. Riley served as the Senior Vice President and Co-Founder of Centrepath from 2000 to 2003 and prior to that as the President of Network Service for Comdisco from 1999 to 2000. Mr. Riley started his career at EMC in 1987 until 1999 serving in various senior sales leadership roles. Mr. Riley holds a B.S. in Finance from the University of Connecticut. Mr. Riley spent twelve years serving on the University of Connecticut’s Foundation Board from

2001 to 2013. We believe Mr. Riley is well-qualified to serve as Chief Executive Officer of Holdco and a member of the Holdco Board due to his more than three decades of experience across various technology sectors (IT, Cloud, Security, Automation and AI), and his proven track record of driving revenue growth, gross margin expansion, ecosystem partnerships and fostering lasting customer relationships.
Oanh Truong is expected to serve as interim Chief Financial Officer of Holdco following the Closing. Ms. Truong’s full biography can be found in the section entitled “Information about Coliseum — Directors and Executive Officers.”
Directors
Harry You is expected to serve as a director of Holdco following the Closing. Mr. You’s full biography can be found in the section entitled “Information about Coliseum — Directors and Executive Officers.” Holdco believes Mr. You is well qualified to serve as a director of Holdco due to his extensive and varied deal experience throughout his career, including his experience structuring Dell Technologies Inc.’s $67 billion acquisition of EMC as EMC’s Executive Vice President, and his network of contacts in the technology sector.
Number, Terms of Office and Appointment of Directors and Officers
The Holdco Board is expected to consist of five members, which will be divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to Holdco’s first annual meeting of shareholders) serving a 3-year term. The term of office of the first class of directors will expire at Holdco’s first annual meeting. The term of office of the second class of directors will expire at Holdco’s second annual meeting of shareholders. The term of office of the third class of directors will expire at Holdco’s third annual meeting of shareholders.
Holdco’s officers will be appointed by the Holdco Board and will serve at the discretion of the Holdco Board, rather than for specific terms of office. The Holdco Board will be authorized to appoint persons to the offices set forth in the Holdco A&R Articles and/or Holdco A&R Bylaws as it deems appropriate.
Role of the Board in Risk Oversight
The Holdco Board’s role in risk oversight at the Company will be consistent with its leadership structure, with the Executive Chairperson, CEO, President and other members of senior management having responsibility for assessing and managing RET’s risk exposures, and the Holdco Board and its committees providing oversight in connection with those efforts and attempts to mitigate identified risks. As part of the Holdco Board’s meetings, the Holdco Board will review and seek to assess on an ongoing basis the risks faced by RET in executing its business plans. These risks include business, operational, technological, cybersecurity, financial and liquidity risks. The Holdco Board will periodically receive updates from management on the primary risks facing RET and the measures that RET is taking to mitigate such risks.
The Holdco Board will also dedicate time to review and consider the relevant risks that need to be addressed at the time of any Board meeting. In addition to the full Holdco Board, the Audit Committee will play an important role in the oversight of RET’s risk management processes, as well as assessing RET’s major financial risk exposures. The Compensation Committee will be charged with reviewing Holdco’s and RET’s compensation policies and practices and confirming that they do not encourage risk taking in a manner that would have a material adverse impact on Holdco. The Nominating and Corporate Governance Committee will be responsible for overseeing risks related to Holdco’s and RET’s governance processes. Each of the Holdco Board’s committees will report its findings to the full Holdco Board for consideration.
Director Independence
Nasdaq listing rules generally require that a majority of a listed company’s board of directors be independent within one year of listing. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Holdco Board is expected to have a majority of “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules within one year of the Closing.
Committees of the Board of Directors
Upon the Closing the Holdco Board will establish three standing committees — an audit committee, a compensation committee and a nominating and corporate governance committee, each comprised of independent directors.
Audit Committee
Upon the Closing, the Holdco Board will establish an audit committee. The audit committee is expected to consist of three members.
Prior to the Closing, the Holdco Board is expected to determine that each member of the audit committee qualifies as an independent director under the Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act, is financially literate, and that at least one member of the audit committee qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in Holdco’s annual meeting proxy statement and to assist the Holdco Board in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) Holdco’s independent registered public accounting firm’s qualifications and independence, (4) the performance of Holdco’s internal audit function and (5) the performance of Holdco’s independent registered public accounting firm.
The Holdco Board will adopt a written charter for the audit committee, which will be available on Holdco’s website upon the completion of the Business Combination.
Compensation Committee
Upon the completion of the Business Combination, Holdco is expected to have a compensation committee, consisting of solely independent directors. The Holdco Board is expected to determine that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of Nasdaq.
The purpose of the compensation committee is to assist the Holdco Board in discharging its responsibilities relating to (1) setting Holdco’s compensation program and compensation of its executive officers and directors, (2) monitoring Holdco’s incentive and equity-based compensation plans, (3) approving and modifying, as needed, clawback policies allowing Holdco to recoup improper compensation paid to employees, and (4) preparing the compensation committee report required to be included in Holdco’s proxy statement under the rules and regulations of the SEC.
The Holdco Board will adopt a written charter for the compensation committee which will be available on Holdco’s website upon the completion of the Business Combination.
Nominating and Corporate Governance Committee
Upon the completion of the Business Combination, Holdco is expected to have a nominating and corporate governance committee, consisting of independent directors. The Holdco Board is expected to determine that each of the members of the nominating and corporate governance committee will satisfy the independence requirements of Nasdaq.
The purpose of the nominating and corporate governance committee will be to assist the Holdco Board in discharging its responsibilities relating to (1) identifying individuals qualified to become Holdco Board members, consistent with criteria approved by the Holdco Board, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Holdco Board select, the director nominees for the next annual meeting of stockholders,

(3) identifying Holdco Board members qualified to fill vacancies on any Holdco Board committee and recommending that the Holdco Board appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the Holdco Board corporate governance principles applicable to Holdco, (5) overseeing the evaluation of the Holdco Board and management and (6) handling such other matters that are specifically delegated to the committee by the Holdco Board from time to time.
The Holdco Board will adopt a written charter for the nominating and corporate governance committee which will be available on Holdco’s website upon completion of the Business Combination.
Code of Ethics
Holdco will adopt a Code of Ethics and business conduct applicable to its directors, officers and employees upon completion of the Business Combination. The Code of Ethics will be available on Holdco’s website. Holdco will also post any amendments to or waivers of its Code of Ethics on the website.
Limitation on Liability and Indemnification of Directors, Officers and Advisors
The Holdco A&R Articles that will become effective immediately following the business combination contains provisions that limit the liability of Holdco’s directors for monetary damages to the fullest extent permitted by Massachusetts law. Consequently, Holdco’s directors will not be personally liable to Holdco or its shareholders for monetary damages for any breach of fiduciary duties as directors to the extent provided by applicable law, except liability for:
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any breach of the director’s duty of loyalty to Holdco or its shareholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
distributions to shareholders not in compliance with the MBCA; or

•
any transaction from which the director derived an improper personal benefit.

The Holdco A&R Articles that will become effective immediately following the Business Combination provide that Holdco is required to indemnify its directors and officers, in each case to the fullest extent permitted by Massachusetts law. Holdco expects to enter into agreements to indemnify its directors, executive officers and other employees as determined by the Holdco Board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Holdco believes that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Holdco will also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in the Holdco A&R Articles may discourage shareholders from bringing a lawsuit against Holdco’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Holdco’s directors and officers, even though an action, if successful, might benefit Holdco and its stockholders. Further, a shareholders’ investment may be adversely affected to the extent that Holdco pays the costs of settlement and damage.

EXECUTIVE AND DIRECTOR COMPENSATION OF RET
Historical Director and Officer Compensation of RET
In this subsection, “we,” “us” and “our” refer to RET prior to the Business Combination and Holdco after the Business Combination.
This section discusses the material components of the fiscal year 2023 executive compensation programs for the executive officers of RET who were “named executive officers” for 2023. For information regarding the compensation programs of Holdco following the completion of the Business Combination, which may differ materially from the programs summarized or referred to in this discussion, see “— Prospective Director and Officer Compensation of Holdco.”
As an emerging growth company and smaller reporting company, SEC rules require that we make compensation disclosure for our principal executive officer and two other most highly compensated executive officers, referred to in this section as our named executive officers.
Introduction
The primary objective of RET’s executive compensation program is to attract and retain talented executives to effectively manage and lead the company.
Our named executive officers for 2023 were:
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Paul T. Dacier, Executive Chairman

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Michael Nefkens, Former President and Chief Executive Officer(1)

•
Kerri Waters, Former Chief Product Officer(1)

Summary Compensation Table
No named executive officer received compensation for services rendered to us during 2023. RET’s non-employee directors did not receive any compensation from RET during 2023. RET had not adopted an equity incentive plan as of December 31, 2023. On August 22, 2024, the RET Board approved the adoption of a new equity incentive plan (the “2024 Equity Incentive Plan”). The 2024 Equity Incentive Plan allows up to 2,000 shares of the Company’s Class A common stock, with an exercise price of not less than 100% of the fair market value on the date the awards are granted.
RET Executive Employment Agreement
On June 26, 2024, RET entered into an employment agreement (the “Employment Agreement”) with Christopher Riley for the position of Chief Executive Officer. The Employment Agreement provides for “at-will” employment and will be effective on the later of July 1, 2024 and the date that the SEC declares this Registration Statement to be effective (the “Effective Date”). Prior to the Effective Date, Mr. Riley will be compensated at an hourly rate for services performed relating to the Company’s commercial operation (the “Hourly Services”). After the Effective Date, Mr. Riley will be paid an annual base salary of $500,000, paid in accordance with RET’s customary payroll practices. Mr. Riley’s base salary will be subject to review after RET has generated at least $100 million in revenue in any fiscal year, and he will be eligible for an annual cash bonus of up to 200% of his base salary contingent on company and personal performance goals established by the board of directors or the compensation committee of the board of directors. In addition, within 90 days following the Effective Date, RET will issue to Mr. Riley a bonus retention note in the principal amount of $5,000,000, bearing interest at the applicable federal rate published by the Internal Revenue Service for instruments having a term between 3 and 9 years. The outstanding principal balance of the note and accrued unpaid interest will be due and payable on the four-year anniversary of the Effective Date, contingent on Mr. Riley’s continued employment. The payment of the note is subject to acceleration upon termination of Mr. Riley’s employment without Cause (as defined in the Employment Agreement) following the one year anniversary of the Business Combination Closing Date, or upon a change of control of RET. Following

(1)
Mr. Nefkens and Ms. Waters each resigned from their positions in April 2023.

the Effective Date, and upon approval by the compensation committee of the board of directors, Mr. Riley will be granted an option to purchase a number of shares of Company Class A Common Stock equal to 8% of RET’s fully diluted outstanding shares at such time, at an exercise price equal to the greater of (i) the per share value of the Company Class A Common Stock at a $200,000,000 valuation and (ii) the fair market value of the Company Class A Common Stock on the date of grant. Mr. Riley’s options will vest as follows: (x) 50% on the one-year anniversary of Mr. Riley beginning to provide the Hourly Services and (y) 50% on the two-year anniversary of the Closing Date.
Upon termination of Mr. Riley’s employment, he will be paid his unpaid base salary through the termination date, unreimbursed business expenses, and any vested non-forfeitable amounts owing or accrued as of the termination date, in each case in accordance with RET’s policies and practices. In addition, (i) in the event that Mr. Riley’s employment is terminated by RET without Cause, then RET will pay Mr. Riley an amount in cash equal to 12 months of his then-current base salary in equal installments over the 12-month period following his termination (the “Severance Payment”), and (ii) in the event Mr. Riley’s employment is terminated by RET without Cause upon or within 12 months following a Change in Control (as defined in RET’s incentive plan), provided such Change in Control constitutes a change in control under Section 409A of the Internal Revenue Code, then, in addition to the Severance Payment, any unvested equity awards will immediately vest and become exercisable. Such Severance Payment and award vesting acceleration are further conditioned upon Mr. Riley executing a general release of claims within 60 days following termination.
Mr. Riley is also eligible to participate in the Company’s benefit plans and programs, including vacation and health insurance.
Expected Director and Officer Compensation of Holdco
In this subsection, “we,” “us” and “our” refer to Holdco
Employment Agreements
Holdco expects to enter into an employment agreement with Christopher Riley, Chief Executive Officer of RET, concurrently with the Closing. The material terms of such employment agreement are not yet known.
Overview of Anticipated Executive Compensation Program
Following the Closing, decisions with respect to the compensation of Holdco’s executive officers, including our named executive officers, will be made by the compensation committee of the Holdco Board. The following discussion is based on the present expectations as to the compensation of our named executive officers and directors following the Business Combination. The actual compensation of our named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion. Such compensation will also generally be governed by our executive officers’ employment agreements, as in effect from time to time, including as described above.
We expect Holdco’s executive compensation program will be designed to:
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attract, retain and motivate senior management leaders who are capable of advancing RET’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

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reward senior management in a manner aligned with Holdco’s financial performance; and

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align senior management’s interests with Holdco’s equity owners’ long-term interests through equity participation and ownership.

We anticipate that compensation for our executive officers will have the following components: base salary, cash bonus opportunities, equity compensation, employee benefits, and severance protections. Base salaries, employee benefits, and severance protections will be designed to attract and retain senior management talent. We will also use annual cash bonuses and equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of our stockholders and enhances executive retention.
Other Compensation and Benefits
After the Business Combination, Holdco expects to offer various employee benefit plans to employees, including its named executive officers, including health, dental, vision, life and disability insurance benefits, as well as the 401(k) profit sharing plan. For more information, see “Executive and Director Compensation of RET — Narrative Disclosure to Summary Compensation Table.” We may also provide our named executive officers with perquisites and personal benefits that are not generally available to all employees.
Director Compensation
Following the completion of the Business Combination, our compensation committee will determine the annual compensation to be paid to the members of the Holdco Board. The expected material terms of such director compensation are not yet known.
Holdco Equity Incentive Plan
Prior to the Closing, Holdco will adopt the Holdco Equity Incentive Plan, which will be a new equity incentive plan in a form mutually agreed among Holdco, RET and Coliseum (such agreement not to be unreasonably withheld, conditioned or delayed). The Holdco Equity Incentive Plan will have such number of shares available for issuance equal to ten percent (10%) of the Holdco Shares to be issued and outstanding immediately after the Closing and will include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year of five percent (5%) of the number of shares available for issuance under the Holdco Equity Incentive Plan. The other material terms of the Holdco Equity Incentive Plan are not yet known.

DESCRIPTION OF HOLDCO’S SECURITIES
This section of the proxy statement/prospectus includes a description of the material terms of the Holdco A&R Articles and of applicable Massachusetts law as they will be in effect upon Closing of the Business Combination. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. Unless stated otherwise, this description does not address any (proposed) provisions of Massachusetts law that have not become effective as per the date of this proxy statement/prospectus. The description is qualified in its entirety by reference to the complete text of the Holdco A&R Articles, the form of which is attached as Annex F to this proxy statement/prospectus. We urge you to read the full text of the Holdco A&R Articles.
Authorized Share Capital
At Closing, Holdco’s authorized capital stock will consist of 32,000,000 shares, consisting of 30,000,000 shares of Holdco Class A Common Stock, 1,000,000 shares of Holdco Class B Common Stock, and 1,000,000 shares of Holdco’s undesignated preferred shares, par value $0.0001 per share.
Common Stock
At Closing, assuming the Maximum Redemptions Scenario that there is no Closing Offering or other financing, and without giving effect to any dilutive instruments, such as the exercise of the Holdco Warrants, we estimate that there will be 6,801,980 shares of Holdco Class A Common Stock issued and outstanding, and 58,707 shares of Holdco Class B Common Stock issued and outstanding.
Voting Rights
Holdco Class A Common Stock will entitle the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock will be entitled to vote, and Holdco Class B Common Stock will entitle the holders thereof to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote. The Dual Class Structure will terminate on the date that is five years after completion of the Business Combination, or earlier (i) at the option of the holder at any time, (ii) automatically on the date on which the RET Founders or their Permitted Transferees (as defined in the Holdco A&R Articles) collectively own twenty percent (20%) or less of the number of shares of Holdco Class B Common Stock collectively held by such persons or their Permitted Transferees immediately after the completion of the Business Combination, (iii) automatically upon the occurrence of a transfer of Holdco Class B Common Stock that is not a Permitted Transfer, and (iv) automatically on the date specified by the affirmative vote of the holders of Holdco Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the Holdco Class B Common Stock.
Economic Rights
The Holdco Class A Common Stock and the Holdco Class B Common Stock have identical economic rights, including dividend and liquidation rights. Holders of Holdco Class A Common Stock and Holdco Class B Common Stock will share equally, identically and ratably, if and when any dividend is declared by the Holdco Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Holdco Class A Common Stock with respect to the payment of dividends.
On the liquidation, dissolution, distribution of assets or winding up of Holdco, each holder of Holdco Class A Common Stock and Holdco Class B Common Stock will be entitled, pro rata on a per share basis, to all assets of Holdco of whatever kind available for distribution to the holders of Holdco Common Stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of Holdco then outstanding.
Conversion of Holdco Class B Common Stock
Each share of Holdco Class B Common Stock will be convertible into one (1) fully paid and nonassessable share of Holdco Class A Common Stock at the option of the holder at any time, and will automatically convert into one (1) fully paid and nonassessable share of Holdco Class A Common Stock upon the earlier to occur of (i) five (5) years from the completion of the Business Combination, (ii) the date on which the RET Founders or their Permitted Transferees (as defined in the Holdco A&R Articles) collectively own twenty percent (20%) or less of the number of shares of Holdco Class B Common Stock collectively held by such persons or their Permitted Transferees (as defined in the Holdco A&R Articles) immediately after the completion of the Business Combination, (iii) upon the occurrence of a transfer of Holdco Class B Common Stock that is not a Permitted Transfer (as defined in the Holdco A&R Articles), and (iv) the date specified by the affirmative vote of the holders of Holdco Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the Holdco Class B Common Stock.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the completion of the Business Combination. The Holdco A&R Articles will authorize the Holdco Board to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of Holdco Common Stock. The Holdco Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Holdco without further action by the stockholders. Additionally, the issuance of preferred stock may adversely affect the holders of Holdco Common Stock by restricting dividends on the Holdco Common Stock, diluting the voting power of the Holdco Common Stock or subordinating the liquidation rights of the Holdco Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Holdco Common Stock, restricting dividends on Holdco’s capital stock, diluting the voting power of Holdco Common Stock, impairing the liquidation rights of Holdco’s capital stock, or delaying or preventing a change in control of Holdco. At present, there are no plans to issue any preferred stock.
Public Warrants
Each whole Holdco Warrant entitles the registered holder to purchase one share of Holdco Class A Common Stock at an initial exercise price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing, except as described below. Pursuant to the Warrant Assumption Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Holdco Class A Common Stock. This means only a whole Holdco Warrant may be exercised at a given time by a warrant holder. The Holdco Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any shares of Holdco Class A Common Stock pursuant to the exercise of a Holdco Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Holdco Class A Common Stock issuable upon exercise of the Holdco Warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “— Redemption of warrants when the price per share of Holdco Class A Common Stock or exceeds $10.00”. No Holdco Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Holdco Warrant, unless the issuance of the shares of Holdco Class A Common Stock upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Holdco Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.
Holdco is registering the Holdco Class A Common Stock issuable upon exercise of the Holdco Warrants in the Registration Statement of which this proxy statement/prospectus forms a part because the Holdco Warrants will become exercisable 30 days after the Closing. However, because the Holdco Warrants will be exercisable until their expiration date of up to five years after the Closing, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the Closing, under the terms of the Warrant Assumption Agreement, Holdco agreed that as soon as practicable, but in no event later than 15 business days, after the Closing, Holdco will use its commercially reasonable efforts to file with the SEC a post-effective amendment to the Registration Statement of which this proxy statement/prospectus forms a part or a new registration statement covering the issuance, under the Securities Act, of the Class A Ordinary Shares issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing and to maintain the effectiveness of such post-effective amendment or registration statement, and a current prospectus relating thereto, until the expiration of the Holdco Warrants in accordance with the provisions of the Warrant Assumption Agreement. Notwithstanding the above, if our shares of Holdco Class A Common Stock are, at the time of any exercise of a Holdco Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Holdco Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the Holdco Warrants for that number of shares of Holdco Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Holdco Class A Common Stock underlying the Holdco Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the shares of Holdco Class A Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of warrants when the price per share of Holdco Class A Common Stock equals or exceeds $18.00
Once the Holdco Warrants become exercisable, we may redeem the warrants:
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in whole and not in part;

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at a price of $0.01 per Holdco Warrant;

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upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

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if, and only if, the last reported sale price of shares of the Holdco Class A Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Anti-dilution Adjustments”).

We will not redeem the Holdco Warrants as described above unless a registration statement under the Securities Act covering the issuance of shares of the Holdco Class A Common Stock issuable upon exercise of the Holdco Warrants is then effective and a current prospectus relating to those shares of Holdco Class A Common Stock is available throughout the 30-day redemption period. If and when the Holdco Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Holdco Warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of Holdco Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of Holdco Class A Common Stock equals or exceeds $10.00
Once the Holdco Warrants become exercisable, we may redeem the outstanding Holdco Warrants:
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in whole and not in part;

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upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

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at $0.10 per Holdco Warrant provided that holders will be able to exercise their Holdco Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our shares of Holdco Class A Common Stock except as otherwise described below;

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if, and only if, the Reference Value (as defined above under “Redemption of warrants when the price per share of Holdco Class A Common Stock equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redeemable Warrants — Anti-dilution Adjustments”);

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if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Holdco Warrant as described under the heading “— Redeemable Warrants — Anti-Dilution Adjustments”), the Private Placement Warrants assumed by Holdco pursuant to the Warrant Assumption Agreement (the “Holdco Assumed Private Placement Warrants”) must also be concurrently called for redemption on the same terms as the Holdco Warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their Holdco Warrants on a cashless basis. The numbers in the table below represent the number of shares of Holdco Class A Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Holdco Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their Holdco Warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of our Holdco Class A Common Stock during the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Holdco Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than the date on which the notice of redemption is sent to the holders of Holdco Warrants.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

	Fair Market Value of Holdco Class A Common Stock
Redemption Date (period to expiration of Holdco Warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Holdco Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our Holdco Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their Holdco Warrants for 0.277 shares of Holdco Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of our Holdco Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their Holdco Warrants for 0.298 shares of Holdco Class A Common Stock for each whole warrant. In no event will the Holdco Warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Holdco Class A Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the Holdco Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Holdco Class A Common Stock.
This redemption feature is structured to allow for all of the outstanding Holdco Warrants to be redeemed when the Holdco Class A Common Stock are trading at or above $10.00 per share, which may be at a time when the trading price of our Holdco Class A Common Stock is below the exercise price of the

Holdco Warrants. We have established this redemption feature to provide us with the flexibility to redeem the Holdco Warrants without the Holdco Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Holdco Warrants when the price per share of Holdco Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their Holdco Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Holdco Warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Holdco Warrants, and therefore have certainty as to our capital structure as the Holdco Warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Holdco Warrants if we determine it is in our best interest to do so. As such, we would redeem the Holdco Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Holdco Warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the warrants when shares of Holdco Class A Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their Holdco Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Holdco Warrants when Holdco Class A Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Holdco Class A Common Stock than they would have received if they had chosen to wait to exercise their Holdco Warrants for shares of Holdco Class A Common Stock if and when such shares were trading at a price higher than the exercise price of $11.50.
No fractional shares of Holdco Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Holdco Class A Common Stock to be issued to the holder. If, at the time of redemption, the Holdco Warrants are exercisable for a security other than the Holdco Class A Common Stock pursuant to the Warrant Agreement, the warrants may be exercised for such security. At such time as the Holdco Warrants become exercisable for a security other than Holdco Class A Common Stock, we (or the surviving company) will use our commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Holdco Warrants.
Redemption Procedures.   In the event that Holdco determines to redeem the Holdco Warrants when the closing price of the shares of Holdco Class A Common Stock equals or exceeds $18.00 per share or $10.00 per share pursuant to the Warrant Assumption Agreement, Holdco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by Holdco not less than thirty (30) days prior to the redemption date to the registered holders of the Holdco Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.
Maximum Percentage.   A holder of a Holdco Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Holdco Class A Common Stock issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments.   If the number of issued and outstanding Holdco Class A Common Stock is increased by a capitalization or share dividend payable in shares of Holdco Class A Common Stock, or by a split-up of Holdco Class A Common Stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Holdco Class A Common Stock issuable on exercise of each Holdco Warrant will be increased in proportion to such increase in the issued and outstanding shares of Holdco Class A Common Stock. A rights offering made to all or substantially all holders of Holdco Class A Common Stock entitling holders to purchase shares of Holdco Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Holdco Class A Common Stock equal to the product of (1) the number of shares of Holdco Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Holdco Class A Common Stock) and (2) one minus the quotient of (x) the price per share of Holdco Class A Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for Holdco Class A Common Stock, in determining the price payable for Holdco Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of Holdco Class A Common Stock during the 10 trading day period ending on the trading day prior to the first date on which the Holdco Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the Holdco Warrants are outstanding and unexpired, pay to all or substantially all of the holders of Holdco Class A Common Stock a dividend or make a distribution in cash, securities or other assets to the holders of Holdco Class A Common Stock on account of such shares of Holdco Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Holdco Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, or (c) to satisfy the redemption rights of the holders of Holdco Class A Common Stock in connection with a shareholder vote to amend the Holdco A&R Articles with respect to any provision relating to shareholders’ rights, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Holdco Class A Common Stock in respect of such event.
If the number of issued and outstanding shares of Holdco Class A Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of Holdco Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Holdco Class A Common Stock shares issuable on exercise of each Holdco Warrant will be decreased in proportion to such decrease in issued and outstanding shares of Holdco Class A Common Stock.
Whenever the number of shares of Holdco Class A Common Stock purchasable upon the exercise of the Holdco Warrant is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Holdco Class A Common Stock purchasable upon the exercise of the Holdco Warrant immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Holdco Class A Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding shares of Holdco Class A Common Stock (other than those described above or that solely affects the par value of such shares of Holdco Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding shares of Holdco Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Holdco Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Holdco Warrant and in lieu of our Holdco Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merge or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Holdco Warrants would have received if such holder had exercised their Holdco Warrant immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each Holdco Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of Holdco Class A Common Stock, the holder of a Holdco Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the Holdco Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of Holdco Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Holdco Class A Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.
Registered Form.   The Holdco Warrants are warrants which were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Coliseum, which will be assumed by Holdco at the Closing pursuant to the Warrant Assumption Agreement. The Warrant Assumption Agreement provides that (a) the terms of the Holdco Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Assumption Agreement to the description of the terms of the warrants and the Warrant Assumption Agreement, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Assumption Agreement as the parties to the Warrant Assumption Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding Holdco Warrants.
The Holdco Warrant holders will not have the rights or privileges of holders of Holdco Class A Common Stock and any voting rights until they exercise their Holdco Warrants and receive shares of Holdco Class A Common Stock. After the issuance of shares of Holdco Common Stock upon exercise of the Holdco Warrants, each holder will be entitled to one vote for each share of Holdco Class A Common Stock held of record on all matters to be voted on by shareholders.
Exclusive Forum.   We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Assumption Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Private Placement Warrants
The Holdco Assumed Private Placement Warrants (including shares of Holdco Class A Common Stock issuable upon exercise of such warrants) will not be transferable, assignable or salable until 30 days after the Closing (except to certain permitted transferees) and they will not be redeemable by Holdco so long as they are held by the Previous Sponsor, New Sponsor, Sponsor Affiliate or their permitted transferees (except as set forth under “— Warrants — Public Warrants — Redemption of Holdco Warrants when the price per share of Holdco Class A Common Stock equals or exceeds $10.00”). The Previous Sponsor, New Sponsor, Sponsor Affiliate or their permitted transferees have the option to exercise the Holdco Assumed Private Placement Warrants on a cashless basis. Except as described below, the Holdco Assumed Private Placement Warrants have terms and provisions that are identical to those of the Holdco Warrants. If the Holdco Assumed Private Placement Warrants are held by holders other than the Previous Sponsor, New Sponsor, Sponsor Affiliate or their permitted transferees, the Holdco Assumed Private Placement Warrants will be redeemable by Holdco and exercisable by the holders on the same basis as the Public Warrants assumed by Holdco pursuant to the Warrant Assumption Agreement (the “Holdco Assumed Public Warrants”).
Except as described above under “— Public Warrants — Redemption of Holdco Warrants when the price per share of Holdco Class A Common Stock equals or exceeds $10.00,” if holders of the Holdco Assumed Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Holdco Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Holdco Warrants, multiplied by the excess of the “fair market value” of the Holdco Class A Common Stock (as defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” means the average reported closing price of the Holdco Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Previous Sponsor, New Sponsor, Sponsor Affiliate or their permitted transferees is because it was not known at the time of Coliseum’s IPO whether the Previous Sponsor would be affiliated with us following a business combination. If the New Sponsor or Sponsor Affiliate remain affiliated with Holdco, their ability to sell Holdco securities in the open market will be significantly limited. We expect Holdco to have policies in place that prohibit insiders from selling securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell Holdco securities, an insider cannot trade in Holdco securities if he or she is in possession of material non-public information. Accordingly, unlike holders of Holdco Assumed Public Warrants who could exercise their Holdco Warrants and sell the shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the Previous Sponsor, New Sponsor, Sponsor Affiliate could be significantly restricted from selling such securities.
Dividends
Holdco does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Holdco Board at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.
Our Transfer Agent and Warrant Agent
The transfer agent for the Holdco Class A Common Stock and warrant agent for the Holdco Warrants is Continental Stock Transfer & Trust Company. Holdco will agree to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
Exclusive Forum
The Holdco A&R Articles provides that, unless Holdco consents in writing to the selection of an alternative forum, the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts and United States District Court for the District of Massachusetts sitting in Boston, Massachusetts will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Holdco, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of Holdco to Holdco or its shareholders, (c) any action asserting a claim arising pursuant to any provision of the MBCA, the Holdco A&R Articles, or the Holdco A&R Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the United States District Court of Massachusetts in Boston will be the sole and exclusive forum for any claim arising under the Securities Act, and the exclusive forum provisions in the Holdco A&R Articles will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction.
Certain Anti-Takeover Provisions of the Holdco A&R Articles and Massachusetts Law
Certain provisions of the Holdco A&R Articles, Holdco A&R Bylaws, and laws of the Commonwealth of Massachusetts, where Holdco is incorporated, may discourage or make more difficult a takeover attempt that a shareholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the Holdco Class A Common Stock. Holdco believes that the benefits of increased protection give Holdco the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Holdco and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Authorized but Unissued Shares
Massachusetts law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the Holdco Class A Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Holdco by means of a proxy contest, tender offer, merger, or otherwise.
Dual Class Common Stock
As described above, the Holdco A&R Articles provides for a dual class common stock structure which provides Holdco Class B Common stockholders with 15 votes per share of Holdco Class B Common Stock that they own. Accordingly, holders of Holdco Class B Common Stock may have a greater ability to influence the outcome of matters requiring stockholder approval (including the election of directors and significant corporate transactions, such as a merger or other sale of Holdco or its assets) than they would otherwise have, including, potentially, the ability to control the outcome of such matters even though they may own less than a majority of the shares of outstanding Holdco Common Stock, including the election of directors and significant corporate transactions, such as a merger or other sale of Holdco or its assets.
Number of Directors
The Holdco A&R Articles and Holdco A&R Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time pursuant to a resolution adopted by the Holdco Board; provided, however, that before the first date on which the RET Founders or their permitted transferees collectively beneficially own 20% or less of the number of shares of Holdco Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the RET Founders or their permitted transferees as of the Closing (the “Voting Threshold Date”), any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled solely by the affirmative votes of the holders of a majority of the Holdco Class B Common Stock. On and after the Voting Threshold Date, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Holdco Board, will be filled by vote of a majority of the remaining members of the Holdco Board, although less than a quorum, or by a sole remaining director, and not by shareholders.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Holdco A&R Articles provides that, prior to the Voting Threshold Date, special meetings of shareholders may be called by or at the request of the holders of a majority of the outstanding shares of Holdco Class B Common Stock. Business transacted at any special meeting of shareholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
The Holdco A&R Bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the Holdco Board or a committee of the Holdco Board. In order to be “properly brought” before a meeting, a shareholder will have to comply with advance notice requirements and provide Holdco with certain information. Generally, to be timely, a shareholder’s notice must be received at Holdco’s principal executive offices not less than 95 days nor more than 125 days prior to the first anniversary of the immediately preceding annual meeting of shareholders. The Holdco A&R Bylaws also specify requirements as to the form and content of a shareholder’s notice. The Holdco A&R Bylaws allow the chairman of the meeting at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Holdco.
Limitations on Stockholder Action by Written Consent
The Holdco A&R Articles provide that, prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of shareholders may be taken by written consent in lieu of a meeting, provided that (i) shareholders who own, in the aggregate, not less than a majority of all the votes entitled to be cast on any issue to be considered at any annual or proposed special meeting of Holdco, as determined in accordance with the Holdco A&R Articles, shall by written notice to the Secretary of Holdco request that the Holdco Board fix a record date for the proposed action by shareholders including the information required by the Holdco A&R Bylaws, (ii) Holdco solicits written consents from all shareholders, and (iii) such action is evidenced by a consent or consents in writing, setting forth the action to be taken, which is signed and delivered to the Secretary of Holdco, and not revoked, by shareholders having the requisite votes; provided, further, that any such action shall be taken in accordance with, and subject to the Corporation’s Bylaws, the MBCA and applicable law. Following the Voting Threshold Date, except for shareholder action by unanimous written consent, any action required or permitted to be taken by the shareholders must be effected at an annual or special meeting of the shareholders and may not be effected by consent in lieu of a meeting. Notwithstanding any provision of the Holdco A&R Articles or the Holdco A&R Bylaws to the contrary, shareholders may act without a meeting by unanimous written consent, and none of the foregoing provisions shall apply to such action. Any action by written consent must be a proper subject for shareholder action by written consent.
Amendments to the Articles
The Holdco A&R Articles provides that, prior to the Voting Threshold Date, any amendment to the Holdco A&R Articles will require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter. On and after the Voting Threshold Date, any amendment to the Holdco A&R Articles will require the affirmative vote of two-thirds of all shares entitled generally to vote on such matter, and in addition, a majority of the shares of any voting group entitled to vote separately on the matter pursuant to the MBCA, by the Holdco A&R Articles or the Holdco A&R Bylaws, or by action of the Holdco Board. Notwithstanding the foregoing, as long as any shares of Holdco Class A Common Stock are outstanding, Holdco shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Holdco Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law or the Holdco A&R Articles, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the

Holdco A&R Articles (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Holdco Class A Common Stock so as to affect them adversely; or (2) to provide for each share of Holdco Class B Common Stock to have more than fifteen (15) votes per share or any rights to a separate class vote of the holders of shares of Holdco Class B Common Stock other than as provided by the Holdco A&R Articles or the MBCA
Business Combinations
The Holdco A&R Articles include an election not to be governed by the control share acquisition statute, Chapter 110D, or the business combination statute, Chapter 110F of the Massachusetts General Laws.
Chapter 156D, §8.06 provides that the terms of the directors of a publicly traded Massachusetts corporation must be staggered over three years. This could make it difficult to replace a majority of the board in any one year. A public corporation may opt out of the staggered board requirement by a vote of its board of directors or a two-thirds vote of each class of stock outstanding.
Chapter 110F of the Massachusetts General Laws generally provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years following the time that person becomes a 5% shareholder, with certain exceptions. A Massachusetts corporation may elect in its articles of organization or bylaws not to be governed by Chapter 110F.
Under the Massachusetts control share acquisitions statute (Chapter 110D of the Massachusetts General Laws), a person who acquires beneficial ownership of shares of stock of a corporation in a threshold amount equal to one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting stock of the corporation, referred to as a control share acquisition, must obtain the approval of a majority of shares entitled to vote generally in the election of directors (excluding (1) any shares owned by any person acquiring or proposing to acquire beneficial ownership of shares in a control share acquisition, (2) any shares owned by any officer of the corporation and (3) any shares owned by any employee of the corporation who is also a director of the corporation) for the purpose of acquiring voting rights for the shares that such person acquires in crossing the foregoing thresholds.
The Massachusetts control share acquisitions statute permits the corporation, to the extent authorized by its articles of organization or bylaws, to redeem all shares acquired by an acquiring person in a control share acquisition for fair value (which is to be determined in accordance with procedures adopted by the corporation) if (1) no control share acquisition statement is delivered by the acquiring person or (2) a control share acquisition statement has been delivered and voting rights were not authorized for such shares by the shareholders in accordance with the applicable provision of the control share acquisitions statute.
If the voting rights for shares acquired in a control share acquisition are authorized by a majority of shareholders, and the acquirer has acquired beneficial ownership of a majority or more of all voting power in the election of directors, then each stockholder of record, other than the acquirer, who has not voted in favor of authorizing voting rights for the control may demand payment for his or her stock and an appraisal in accordance with M.G.L. chapter 156D.
The Massachusetts control share acquisition statute permits a Massachusetts corporation to elect not to be governed by the statute’s provisions by including a provision in the corporation’s articles of organization or bylaws pursuant to which the corporation opts out of the statute.
Chapter 110C of the Massachusetts General Laws (1) subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a takeover bid, defined to include any acquisition of or offer to acquire stock by which, after acquisition, the offeror would own more than 10% of the issued and outstanding equity securities of a target company and (2) provides that, if a person (together with its associates and affiliates) beneficially owns more than 5% of the stock of a Massachusetts corporation, such person may not make a takeover bid if during the preceding year such person acquired any of the subject stock with the undisclosed intent of gaining control of the corporation. The statute contains certain exceptions to these prohibitions, including if the board of directors approves the takeover bid, recommends it to the corporation’s shareholders and the terms of the takeover are furnished to shareholders. The validity of Chapter 110C has been called into questioned by a 1982 US Supreme Court decision that invalidated a similar law in the state of Illinois.
Limitations on Liability and Indemnification of Officers and Directors
The MBCA authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Holdco A&R Articles includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of Holdco or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.
The Holdco A&R Articles provide that Holdco may indemnify and advance expenses to Holdco’s directors and officers to the fullest extent authorized by the MBCA. Holdco also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Holdco directors, officers, and certain employees for some liabilities. Holdco believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Holdco A&R Articles may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Holdco and its shareholders. In addition, your investment may be adversely affected to the extent Holdco pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of Holdco’s directors, officers, or employees for which indemnification is sought.
Corporate Opportunities
The Holdco A&R Articles provides for the renouncement by Holdco of any interest or expectancy of Holdco in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of Holdco who is not an employee or officer of Holdco or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of Holdco expressly and solely in that director’s capacity as a director of Holdco.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
This section of the proxy statement/prospectus describes the material differences between the rights of Coliseum shareholders and RET shareholders and the rights of Holdco shareholders upon completion of the Business Combination.
The rights of Coliseum shareholders are currently governed by the CACI and SPAC Organizational Documents. The rights of RET shareholders are currently governed by the MBCA and RET’s Second Amended and Restated Articles of Organization (“RET A&R Articles”). Upon completion of the Business Combination, the rights of Coliseum shareholders and RET shareholders who become shareholders of Holdco will be governed by the MBCA and the Holdco A&R Articles, as they will be in effect as of the Closing.
This section does not include a complete description of all differences between the rights of Coliseum shareholders, RET shareholders, and Holdco shareholders following completion of the Business Combination, nor does it include a complete description of the specific rights of these shareholders. Furthermore, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences do not exist.
You are urged to read carefully the relevant provisions of the MBCA and the CACI and the Organizational Documents of each company. Copies of the Memorandum and Articles of Association of Coliseum and the proposed Amended and Restated Articles and Amended and Restated Bylaws of Holdco are filed as exhibits to this proxy statement/prospectus and are included elsewhere in this proxy statement/prospectus.
Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
Applicable Corporate Law	Coliseum’s affairs are governed by the SPAC Organizational Documents, the CACI, and the common laws of Cayman Islands.	RET is governed by the MBCA and the laws of the Commonwealth of Massachusetts, its articles of organization, bylaws, and the federal law of the United States.	Holdco is governed by the MBCA and the laws of the Commonwealth of Massachusetts, its articles of organization, bylaws, and the federal law of the United States.
Authorized Capital
Coliseum’s authorized share capital is US$555,000 divided into 500,000,000 Class A Ordinary Shares of US$0.001 each, 50,000,000 Class B Ordinary Shares of US$0.001 each and 5,000,000 preferred shares of US$0.001 each

The RET A&R Articles authorize 20,000 shares of Class A common stock with a par value of $0.0001 per share, 20,000 shares of Class B common stock with a par value of $0.0001 per share, and 10,000 shares of preferred stock with a par value of $0.0001 per share.

The Holdco A&R Articles authorize 32,000,000 shares consisting of 30,000,000 shares of Class A common Stock with a par value of $0.0001, 1,000,000 shares of Class B common stock with a par value of $0.0001, and 1,000,000 shares of preferred stock with a par value of $0.0001.

Dividends and Other Distributions
Subject to the provisions of the CACI and any rights attaching to any class or classes of shares under and in accordance with the SPAC Organizational Documents:
   (a)   Coliseum’s directors may declare dividends or distributions out of Coliseum’s funds which are lawfully available for that

The directors may authorize distributions to shareholders, including in the form of stock, unless the distribution would cause RET not to be a going concern. No distribution is permitted unless RET could continue to meet its obligations to pay reasonably foreseeable debts, liabilities and obligations as well as the

The directors may authorize distributions to shareholders, including in the form of stock, unless the distribution would cause Holdco not to be a going concern. No distribution is permitted unless Holdco could continue to meet its obligations to pay reasonably foreseeable debts, liabilities and obligations as

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)

purpose; and
   (b)   Coliseum shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.
Subject to the requirements of the CACI regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.
Unless provided by the rights attached to a share, no dividend shall bear interest.
		preferential liquidation rights of shares whose preferential rights are superior to those who would receive the distribution. Shares of one class or series cannot be issued as a share dividend in respect of shares of another class or series unless: (1) authorized by the articles of organization; (2) the holders of a majority of the outstanding shares of the class or series to be issued approve the issue; or (3) there are no outstanding shares of the class or series to be issued. The RET A&R Articles provide that in the event shares of Class B Common Stock are converted into Class A Common Stock after the record date for determination of a stock dividend, then the dividend shall be paid in shares of Class A Common Stock.	well as the preferential liquidation rights of shares whose preferential rights are superior to those who would receive the distribution. Shares of one class or series cannot be issued as a share dividend in respect of shares of another class or series unless: (1) authorized by the articles of organization; (2) the holders of a majority of the outstanding shares of the class or series to be issued approve the issue; or (3) there are no outstanding shares of the class or series to be issued. The Holdco A&R Articles provide that in the event shares of Holdco Class B Common Stock are converted into Holdco Class A Common Stock after the record date for determination of a stock dividend, then the dividend shall be paid in shares of Class A Common Stock.
Voting Rights
Subject to limited exceptions, unless a call or other amount presently payable has not been paid, all Coliseum shareholders are entitled to vote at a general meeting, and all shareholders holding shares of a particular class of shares are entitled to vote at a meeting of the holders of that class of shares. Every shareholder is entitled to one vote for each Ordinary Share they hold.

Subject to limited exceptions for shares held by RET or an affiliate in which RET has a majority interest, each outstanding share is entitled to vote on all matters brought before a shareholders’ meeting. Holders of record of Class A Common Stock are entitled to one vote per share held on all matters to be voted on by RET shareholders and holders of record of Class B Common Stock are entitled to fifteen votes per share held on all matters to be voted on by RET shareholders. Holders of record of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. Certain deemed liquidation events require a majority of the outstanding shares of Preferred Stock on an

Subject to limited exceptions for shares held by Holdco or an affiliate in which Holdco has a majority interest, each outstanding share is entitled to vote on all matters brought before a shareholders’ meeting. Holders of record of Holdco Class A Common Stock will be entitled to one vote per share held on all matters to be voted on by Holdco shareholders and holders of record of Holdco Class B Common Stock will be entitled to fifteen votes per share held on all matters to be voted on by Holdco shareholders. Certain articles in the Holdco A&R Articles cannot be amended, altered, repealed or waived without a majority of the votes of the Holdco Class B Common Stock.

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
as-converted basis. Certain articles in the RET A&R Articles cannot be amended, altered, repealed or waived without a majority of the votes of the Class B common stock.
Appraisal Rights
The CACI generally provides shareholders of Cayman Islands companies with dissenters’ rights with respect to statutory mergers. The CACI prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. See the section entitled “Appraisal Rights and Dissenters’ Rights” for more information.

Shareholders are entitled to appraisal rights in the event of:
   (1)   a merger unless (A) all shareholders are to receive only cash or marketable securities in the amount they would receive upon dissolution, (B) no director, officer or controlling shareholder has a financial interest in the merger other than as a shareholder or as a director, officer, employee or consultant if his financial interest is pursuant to bona fide arrangements, or other capacity so only as the shareholder owns not more than five percent of the voting shares,
   (2)   a share exchange unless the existing shares and shares to be acquired are marketable securities and no director, officer or controlling shareholder has a financial interest other than as a shareholder or as a director, officer, employee or consultant if his financial interest is pursuant to bona fide arrangements, or other capacity so only as the shareholder owns not more than five percent of the voting shares,
   (3)   a sale or exchange of substantially all of the assets of RET unless (A) the shares are redeemable at a price not greater than the cash to be received in exchange for the shares, (B) the sale or exchange is pursuant to a court order, or (C) if approved by the directors and

Shareholders are entitled to appraisal rights in the event of:
   (1)   a merger unless (A) all shareholders are to receive only cash or marketable securities in the amount they would receive upon dissolution, (B) no director, officer or controlling shareholder has a financial interest in the merger other than as a shareholder or as a director, officer, employee or consultant if his financial interest is pursuant to bona fide arrangements, or other capacity so only as the shareholder owns not more than five percent of the voting shares,
   (2)   a share exchange unless the existing shares and shares to be acquired are marketable securities and no director, officer or controlling shareholder has a financial interest other than as a shareholder or as a director, officer, employee or consultant if his financial interest is pursuant to bona fide arrangements, or other capacity so only as the shareholder owns not more than five percent of the voting shares,
   (3)   a sale or exchange of substantially all of the assets of Holdco unless (A) the shares are redeemable at a price not greater than the cash to be received in exchange for the shares, (B) the sale or exchange is pursuant to a court order, or (C) if approved by the directors and

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
		shareholders if conditioned upon dissolution of RET and distribution of cash or marketable securities in excess of the reserve for unknown claims and no director, officer or controlling shareholder has a financial interest other than as a shareholder or as a director, officer, employee or consultant if his financial interest is pursuant to bona fide arrangements, or other capacity so only as the shareholder owns not more than five percent of the voting shares.	shareholders if conditioned upon dissolution of Holdco and distribution of cash or marketable securities in excess of the reserve for unknown claims and no director, officer or controlling shareholder has a financial interest other than as a shareholder or as a director, officer, employee or consultant if his financial interest is pursuant to bona fide arrangements, or other capacity so only as the shareholder owns not more than five percent of the voting shares.
Shareholder Meeting Quorum
One or more shareholders who together hold a majority of the issued and outstanding Ordinary Shares entitled to attend and vote at such meeting being individuals present in person or by proxy or if a corporation or other nonnatural person by its duly authorized representative or proxy shall be a quorum.
		A quorum consists of the holders of a majority of the voting power of the shares of stock entitled to vote at that meeting, present in person or represented by proxy.	A quorum consists of the holders of a majority of the voting power of the shares of stock entitled to vote at that meeting, present in person or represented by proxy.
Shareholder Consent to Action without Meeting	Coliseum shareholders may pass ordinary and special resolutions in the absence of a general meeting by unanimous written resolutions in accordance with the SPAC Organizational Documents.
Any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting by shareholders having not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting so long as the Class B shares represent fifty percent or more of the voting power. On the first date on which the RET Founders or their permitted transferees collectively beneficially own 20% or less of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively

Prior to the Voting Threshold Date, any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting by shareholders having not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting so long as shareholders who own not less than a majority of the votes entitled to be cast on any issue to be considered shall by written notice to the Secretary of Holdco request that the Holdco Board fix a record date for the proposed action by written consent and Holdco solicits written consents from all shareholders. On the first date on which the RET Founders or their permitted transferees

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
		held by the RET Founders or their permitted transferees as of the Closing (“Voting Threshold Date”) then actions to be taken by shareholders must be taken at an annual or special meeting unless shareholders holding a majority of the votes entitled to be cast notify the secretary of RET of their request for written consent of a resolution and solicit the necessary consents from shareholders.	collectively beneficially own 20% or less of the number of shares of Holdco Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Holdco Class B Common Stock) collectively held by the RET Founders or their permitted transferees as of the Closing (“Voting Threshold Date”) then actions to be taken by shareholders must be taken at an annual or special meeting unless shareholders holding a majority of the votes entitled to be cast notify the secretary of Holdco of their request for written consent of a resolution and solicit the necessary consents from shareholders.
Inspection of Books and Records; Information Rights
Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of Coliseum’s memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by Coliseum shareholders). Under Cayman Islands law, the names of Coliseum’s current directors can be obtained from a search conducted at the Registrar of Companies.
Pursuant to the SPAC Organizational Documents, shareholders will not have any right to inspect any account or book or document of Coliseum except as conferred by the CACI or as authorized by Coliseum’s directors or by ordinary resolution of Coliseum’s shareholders.

Shareholders may inspect RET’s books and records for a proper purpose, as determined by the board of directors, and obtain a copy of the shareholder records. The request must be made in good faith and RET must not have determined that disclosure of such records would adversely affect RET. RET must file an annual report with the secretary of state of the Commonwealth of Massachusetts.

Shareholders may inspect Holdco’s books and records for a proper purpose, as determined by the board of directors, and obtain a copy of the shareholder records. The request must be made in good faith and Holdco must not have determined that disclosure of such records would adversely affect Holdco. Holdco must file an annual report with the secretary of state of the Commonwealth of Massachusetts and comply with the reporting obligations under the Securities Exchange Act of 1934, as amended.

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
Shareholder Lawsuits for Violation of Directors’ Duties	See “Shareholder Suits in General”.
Shareholders may bring derivative actions against RET’s directors for breach of fiduciary duty or for claims that the price paid in a merger is too low, provided that, unless otherwise consented to by RET, the lawsuit is brought in the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts and United States District Court for the District of Massachusetts sitting in Boston.

Shareholders may bring derivative actions against Holdco’s directors for breach of fiduciary duty or for claims that the price paid in a merger is too low, provided that, unless otherwise consented to by Holdco, the lawsuit is brought in the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts and United States District Court for the District of Massachusetts sitting in Boston.

Shareholder Suits in General
Coliseum is not aware of any reported class action having been brought in a Cayman Islands court.
Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, Coliseum will be the proper plaintiff in any claim based on a breach of duty owed to Coliseum, and a claim against (for example) Coliseum’s officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•
a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•
the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes

Shareholders may bring any action (i) asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of RET to RET or RET’s shareholders, (ii) asserting a claim arising pursuant to any provision of the MBCA, RET A&R Articles, or the bylaws of RET, or (iii) asserting a claim governed by the internal affairs doctrine.

Shareholders may bring any action (i) asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of Holdco to Holdco or Holdco’s shareholders, (ii) asserting a claim arising pursuant to any provision of the MBCA, Holdco A&R Articles, or the bylaws of Holdco, or (iii) asserting a claim governed by the internal affairs doctrine, provided that, unless otherwise authorized by Holdco, the action is brought in the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts or the United States District Court for the District of Massachusetts sitting in Boston, Massachusetts. Claims arising under the Securities Exchange Act of 1934, as amended, or other federal securities laws are subject to exclusive federal jurisdiction.

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)

which have actually been obtained; or
•
those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against Coliseum where the individual rights of that shareholder have been infringed or are about to be infringed.

Election and Removal of Directors; Vacancies
Prior to the closing of a business combination, Coliseum may by ordinary resolution of the holders of the Class B Ordinary Shares appoint any person to be a director or may by ordinary resolution of the holders of the Class B Ordinary Shares remove any director.
Without prejudice to Coliseum’s power to appoint a person to be a director pursuant to the SPAC Organizational Documents, the directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

The bylaws of RET provide that directors will be elected if “for” votes exceed “against” votes in uncontested elections and by plurality vote in contested elections, and further provide that a director may be removed only for cause by the affirmative vote of a majority of the shares entitled to vote at an election of directors and only at a shareholder meeting called for the purpose of removing such director. So long as the holders of the Class B Common Stock hold at least fifty percent of the votes of shares entitled to vote, any vacancy on the board shall be filled by the holders of a majority of the Class B Common Stock, and after the Voting Threshold Date a vacancy shall be filled by a majority of the remaining directors.

The bylaws of Holdco provide that directors will be elected if “for” votes exceed “against” votes in uncontested elections and by plurality vote in contested elections, and further provide that a director may be removed only for cause by the affirmative vote of a majority of the shares entitled to vote at an election of directors and only at a shareholder meeting called for the purpose of removing such director. Prior to the Voting Threshold Date, any newly created directorships resulting from an increase in the authorized number of directors and any vacancy on the board shall be filled by the holders of a majority of the Holdco Class B Common Stock, and after the Voting Threshold Date a vacancy shall be filled by a majority of the remaining directors.

Classified or Staggered Board
Coliseum’s directors are each classified as either Class I, Class II or Class III directors. The Class I directors shall stand elected for a term expiring at Coliseum’s first annual general meeting, the Class II directors shall stand elected for a term expiring at Coliseum’s second annual general meeting and the

RET’s board is currently comprised of one class of directors. In the event of an initial public offering, including by virtue of the Business Combination, the RET board of directors will be divided into three classes: Class I, Class II and Class III, with each director serving for a term ending on the third

The Holdco Board will be divided into three classes: Class I, Class II and Class III. Each director shall serve for a term ending on the third annual meeting of shareholders following the annual meeting of shareholders at which such director was elected. The directors first elected, assigned

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
	Class III directors shall stand elected for a term expiring at Coliseum’s third annual general meeting. Commencing at Coliseum’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election.	annual meeting of shareholders following the annual meeting of shareholders at which such director was elected.	or appointed to Class I shall serve for a term ending on Holdco’s first annual meeting of shareholders; the Directors first elected, assigned or appointed to Class II shall serve for a term ending on Holdco’s second annual meeting of shareholders; and the directors first elected, assigned or appointed to Class III shall serve for a term ending on Holdco’s third annual meeting of shareholders following the Closing.
Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.
The SPAC Organizational Documents provide to the extent permitted by law, Coliseum shall indemnify each existing or former secretary, director (including alternate director), and any of Coliseum’s other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of Coliseum’s business or affairs or in the execution or discharge of the existing or former director

Massachusetts law provides that a corporation may, subject to certain limitations, indemnify its directors, officers, employees and other agents, and must, in certain cases, indemnify a director or officer for his reasonable costs if he is wholly successful in his defense in a proceeding to which he was a party because he was a director or officer of RET. The RET A&R Articles provide that RET may purchase and maintain insurance against liability incurred by an officer or director in his capacity as officer or director or while serving at RET’s request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity, or arising out of his or her status as such.
Under Massachusetts law RET may not indemnify a director unless ordered to do so by a court if his or her conduct (i) did not satisfy the requirements that he or she (A) has conducted himself or herself in good faith, (B) reasonably believed that his or her conduct was in the

Massachusetts law provides that a corporation may, subject to certain limitations, indemnify its directors, officers, employees and other agents, and must, in certain cases, indemnify a director or officer for his reasonable costs if he is wholly successful in his defense in a proceeding to which he was a party because he was a director or officer of Holdco. The Holdco A&R Articles provide that Holdco may purchase and maintain insurance against liability incurred by an officer or director in his capacity as officer or director or while serving at Holdco’s request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity, or arising out of his or her status as such. Prior to the completion of the Business Combination, Holdco will obtain directors’ and officers’ liability insurance for Holdco.
Under Massachusetts law Holdco may not indemnify a director unless ordered to do so by a court if his or her conduct (i) did not satisfy the requirements that he or she

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)

(including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning Coliseum or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.
No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.
To the extent permitted by law, Coliseum may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of Coliseum’s officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by Coliseum to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.
		best interest of RET or that his or her conduct was at least not opposed to the best interests of RET, (C) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, or (ii)(A) constituted a breach of the director’s duty of loyalty to RET or its shareholders, (B) involved acts or omissions not in good faith or intentional misconduct or a knowing violation of law, (C) resulted in an improper distributions under the MBCA, (D) resulted in the director deriving an improper benefit, or (E) with respect to an employee benefit plan for a purpose he or she reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan, was at least not opposed to the best interests of RET.	(A) has conducted himself or herself in good faith, (B) reasonably believed that his or her conduct was in the best interest of Holdco or that his or her conduct was at least not opposed to the best interests of Holdco, (C) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, or (ii)(A) constituted a breach of the director’s duty of loyalty to Holdco or its shareholders, (B) involved acts or omissions not in good faith or intentional misconduct or a knowing violation of law, (C) resulted in an improper distributions under the MBCA, (D) resulted in the director deriving an improper benefit, or (E) with respect to an employee benefit plan for a purpose he or she reasonably believed to be in the interests of the participants in, and the beneficiaries of, the plan, was at least not opposed to the best interests of Holdco.
Limited Liability of Directors	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of	A director is not liable for any action taken as a director, or failure to take any action, so long as he or she acted in good faith, with the care that a	A director is not liable for any action taken as a director, or failure to take any action, so long as he or she acted in good faith, with the care that a

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)

directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The SPAC Organizational Documents provide for indemnification of Coliseum’s directors and officers to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
		person in a like position would reasonably believe appropriate under similar circumstances, and in a manner the director reasonably believes to be in the best interests of RET.	person in a like position would reasonably believe appropriate under similar circumstances, and in a manner the director reasonably believes to be in the best interests of Holdco.
Special Vote Required for Transactions with Interested Shareholders
Cayman Islands law does not regulate transactions between a company and its shareholders. However, directors are required to ensure that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Chapter 110F of the Massachusetts General Laws generally provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with RET for a period of three years following the time that person becomes a 5% shareholder, with certain exceptions. RET has elected in its RET A&R Articles not to be governed by Chapter 110F.

Chapter 110F of the Massachusetts General Laws generally provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with Holdco for a period of three years following the time that person becomes a 5% shareholder, with certain exceptions. Holdco has elected in its Holdco A&R Articles not to be governed by Chapter 110F.

Approval of Acquisitions of Controlling Interests	The CACI does not generally require shareholders to consent to a person acquiring shares in a company.
Under the Massachusetts control share acquisitions statute (Chapter 110D of the Massachusetts General Laws), a person who acquires beneficial ownership of shares of stock of a corporation in a threshold amount equal to one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting stock of RET, referred to as a control share acquisition, must obtain the approval of a majority of shares entitled to vote generally in the election

Under the Massachusetts control share acquisitions statute (Chapter 110D of the Massachusetts General Laws), a person who acquires beneficial ownership of shares of stock of a corporation in a threshold amount equal to one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting stock of Holdco, referred to as a control share acquisition, must obtain the approval of a majority of shares entitled to vote generally in the election

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
		of directors (excluding (1) any shares owned by any person acquiring or proposing to acquire beneficial ownership of shares in a control share acquisition, (2) any shares owned by any officer of RET and (3) any shares owned by any employee of RET who is also a director of RET) for the purpose of acquiring voting rights for the shares that such person acquires in crossing the foregoing thresholds. RET has elected in its RET A&R Articles not to be governed by Chapter 110D.	of directors (excluding (1) any shares owned by any person acquiring or proposing to acquire beneficial ownership of shares in a control share acquisition, (2) any shares owned by any officer of Holdco and (3) any shares owned by any employee of Holdco who is also a director of Holdco) for the purpose of acquiring voting rights for the shares that such person acquires in crossing the foregoing thresholds. Holdco has elected in its Holdco A&R Articles not to be governed by Chapter 110D.
Shareholders’ Ability to call a Special Meeting
Coliseum’s directors must also call a general meeting of shareholder if requisitioned in the manner set out in the SPAC Organizational Documents. Such a requisition must be in writing and given by one or more shareholders who together hold at least 10% of the rights to vote at such general meeting. Should the directors fail to call a general meeting within 21 Clear Days as defined in the SPAC Organizational Documents) from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.
Additionally, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more shareholders who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the

If the holders of a majority of the Class B common stock so long as the founders or their permitted transferees collectively own more than 20% of the Class B common stock, or at least ten percent of all the votes entitled to be cast on any issue to be considered at the proposed special meeting, in each case, sign, date, and deliver to RET’s secretary one or more written demands for the meeting describing the purposes for which it is to be held.

If the holders of a majority of the Class B common stock so long as the founders or their permitted transferees collectively own more than 20% of the Class B common stock sign, date, and deliver to Holdco’s secretary one or more written demands for the meeting describing the purposes for which it is to be held.

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
appointment of additional directors.
Shareholder Proposals
The CACI provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The SPAC Organizational Documents provide that shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of Coliseum not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting. As a Cayman Islands exempted company, Coliseum is not obliged by law to call shareholders’ annual general meetings.

Proposals may be made by (i) a shareholder who has been a shareholder of record at the time written notice of a meeting is given by RET and who continues to be entitled to vote at such meeting on the matters to be brought at the meeting and who has complied with the notice requirements set forth in the bylaws, and (ii) a shareholder who has complied with Rule 14(a)-8 under the Exchange Act.

Proposals may be made by (i) a shareholder who has been a shareholder of record at the time written notice of a meeting is given by RET and who continues to be entitled to vote at such meeting on the matters to be brought at the meeting and who has complied with the notice requirements set forth in the bylaws, and (ii) a shareholder who has complied with Rule 14(a)-8 under the Exchange Act.

Amendment of Articles
Shareholders may by special resolution, amend Coliseum’s amended and restated articles of association in whole or in part, save that no amendment may be made to:
   (a)   Article 36 prior to any business combination unless the holders of the Public Shares are provided with the opportunity to redeem their Public Shares upon the approval of any such amendment in the manner and for the price as set out in Article 36.11;
   (b)   Article 15.5 prior to any business combination unless at least 90% of holders of Class A Ordinary Shares and Class B Ordinary Shares

The RET A&R Articles provide that the approval and adoption of any amendment to the RET A&R Articles or any Restated Articles of RET requires the affirmative vote of at least a majority of all shares entitled generally to vote on such matter by these Articles prior to the Voting Threshold Date, and the affirmative vote of two-thirds of all shares entitled generally to vote on such matter by the RET A&R Articles on and after the Voting Threshold Date.

The Holdco A&R Articles provide that the approval and adoption of any amendment to the Holdco A&R Articles or any Restated Articles of Holdco require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter by these Articles prior to the Voting Threshold Date, and the affirmative vote of two-thirds of all shares entitled generally to vote on such matter by the Holdco A&R Articles on and after the Voting Threshold Date.

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)

who attend and vote in a general meeting resolve to approve such an amendment; or
   (c)   Article 34.2 (which imposes the above limitations) during the period commencing from the effectiveness of Coliseum’s registration statement filed with the SEC in connection with its IPO up to and including the first to occur of (i) a business combination; or (ii) the end of the Combination Period.

Amendment of Bylaws	N/A
The bylaws of RET provide that they may be altered, amended or repealed at any annual or special meeting of the shareholders called for the purpose, by vote of the shareholders, provided that any such action will require (a) until the Voting Threshold Date, the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon and (b) from and after the Voting Threshold Date, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock entitled to vote thereon. The board of directors is authorized to alter, amend or repeal the bylaws by vote of a majority of the directors then in office, except that the directors shall not take any action which provides for indemnification of directors nor any action to amend the article governing amendments of the bylaws. Any bylaw so altered, amended or repealed by the directors may be further altered or amended or reinstated by the shareholders in the above manner.

The bylaws of Holdco provide that they may be altered, amended or repealed at any annual or special meeting of the shareholders called for the purpose, by vote of the shareholders, provided that any such action will require (a) until the Voting Threshold Date, the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon and (b) from and after the Voting Threshold Date, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock entitled to vote thereon. The board of directors is authorized to alter, amend or repeal the bylaws by vote of a majority of the directors then in office, except that the directors shall not take any action which provides for indemnification of directors nor any action to amend the article governing amendments of the bylaws. Any bylaw so altered, amended or repealed by the directors may be further altered or amended or reinstated by the shareholders in the above manner.

Dissolution	If Coliseum is wound up, the shareholders may, subject to	RET’s board of directors must first adopt a plan of	The Holdco Board must first adopt a plan of dissolution

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
	the SPAC Organizational Documents and any other sanction required by the CACI, pass a special resolution allowing the liquidator to do either or both of the following: (i) to divide in specie among the shareholders the whole or any part of the assets of Coliseum and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (ii) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up. The directors have the authority to present a petition for Coliseum’s winding up to the Grand Court of the Cayman Islands on Coliseum’s behalf without the sanction of a resolution passed at a general meeting.	dissolution and propose it to RET’s shareholders for approval by a majority of the votes of shares entitled to vote.	and propose it to Holdco’s shareholders for approval by a majority of the votes of shares entitled to vote.
Exclusive Forum Provision	The SPAC Organizational Documents do not limit the jurisdictions in which a claim against the Company may be brought.
The RET A&R Articles provide that, unless RET consents in writing to an alternative forum, the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts and United States District Court for the District of Massachusetts sitting in Boston, Massachusetts will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of RET, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of RET to RET or RET’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the MBCA, the RET A&R Articles, or the bylaws of RET, or (d) any action asserting a claim governed by

The Holdco A&R Articles provide that, unless Holdco consents in writing to an alternative forum, the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts and United States District Court for the District of Massachusetts sitting in Boston, Massachusetts will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Holdco, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of Holdco to Holdco or Holdco’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the MBCA, the Holdco A&R Articles, or the bylaws of Holdco, or (d) any action asserting a claim governed by

Provision	Coliseum (Cayman Islands exempted company)	RET (Massachusetts corporation)	Holdco (Massachusetts corporation)
		the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein.	the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein, except that the United States District Court of Massachusetts in Boston shall be the sole and exclusive forum for any claim arising under the Securities Act of 1933, as amended, or any claim for which such other courts do not have subject matter jurisdiction including, without limitation, any claim arising under the Securities Exchange Act of 1934, as amended.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding (i) the beneficial ownership of Coliseum Ordinary Shares as of December 2, 2024, which is prior to the consummation of the Business Combination, (ii) the beneficial ownership of Company Common Stock as of December 2, 2024, which is prior to the consummation of the Business Combination, and (iii) the expected beneficial ownership of shares of Holdco Common Stock immediately following consummation of the Business Combination (assuming a “no additional redemptions” scenario and assuming a “maximum redemptions” scenario as described below) by:
•
each person who is known to be the beneficial owner of more than 5% of Coliseum Ordinary Shares or more than 5% of Company Common Stock, or is expected to be the beneficial owner of more than 5% of each class of shares of Holdco Common Stock post-Business Combination;

•
each of Coliseum’s current executive officers and directors;

•
each of RET’s current executive officers and directors;

•
each person who will become an executive officer or director of Holdco post-Business Combination; and

•
all executive officers and directors of Coliseum as a group pre-Business Combination, all executive officers and directors of RET as a group pre-Business Combination, and all executive officers and directors of Holdco as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to warrants held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of December 2, 2024 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the Closing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
The beneficial ownership of Coliseum Ordinary Shares pre-Business Combination is based on 5,537,112 Ordinary Shares issued and outstanding as of December 2, 2024, which includes 5,537,111 Class A Ordinary Shares and 1 Class B Ordinary Share.
The beneficial ownership of Company Common Stock pre-Business Combination is based on 1,523 shares of Company Common Stock issued and outstanding as of December 2, 2024, on an as-converted basis, which includes 1,232 shares of Class A Common Stock issuable upon the conversion of 1,232 shares of Company Preferred Stock, 250 shares of Company Class A Common Stock and 40 shares of Class B Common Stock. Does not include shares issuable upon the exercise of Company Options.
The expected beneficial ownership of shares of Holdco Common Stock post-Business Combination assumes two scenarios:
•
The No Additional Redemptions Scenario where (i) no further Public Shares are redeemed in connection with the Business Combination and (ii) Holdco issues 2,160,714 shares of Holdco Class A Common Stock and 58,707 shares of Holdco Class B Common Stock to RET securityholders in the Company Merger (assuming no Closing Offering and excluding the shares of Holdco Common Stock reserved for issuance upon the exercise of Holdco Warrants and Holdco Options, which will not be outstanding immediately following the Closing); and

•
The Maximum Redemptions Scenario where (i) 895,846 Public Shares, or approximately 50% of the outstanding Public Shares, are redeemed in connection with the Business Combination for an aggregate payment of approximately $10.0 million from the Trust Account at a redemption price of approximately $11.22 per share and (ii) Holdco issues 2,160,714 shares of Holdco Class A Common Stock and 58,707 shares of Holdco Class B Common Stock to RET securityholders in the Company Merger (assuming no Closing Offering and excluding the shares of Holdco Common Stock reserved for issuance upon the exercise of Holdco Warrants and Holdco Options, which will not be outstanding immediately following the Closing).
Based on the foregoing assumptions, we estimate that there would be 7,756,533 shares of Holdco Common Stock issued and outstanding immediately following the consummation of the Business Combination in the No Additional Redemptions Scenario, and 6,860,687 shares of Holdco Common Stock issued and outstanding immediately following the consummation of the Business Combination in the Maximum Redemptions Scenario. If the actual facts are different from the foregoing assumptions, ownership figures in Holdco and the columns under Post-Business Combination in the table that follows will be different.
Unless otherwise indicated, Holdco believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.
	Pre-Business Combination(2)				Post-Business Combination(3)
					No Additional Redemptions Scenario					Maximum Redemptions Scenario(4)
Name and Address of Beneficial Owner(1)	Number of Coliseum Ordinary Shares	% of Coliseum Ordinary Shares	Number of shares of Company Common Stock	% of Company Common Stock	Number of Shares of Holdco Class A Common Stock	% of Class	Number of Shares of Holdco Class B Common Stock	% of Class	% Total Voting Power	Number of Shares of Holdco Class A Common Stock	% of Class	Number of Shares of Holdco Class B Common Stock	% of Class	% Total Voting Power
5% Holders
Rainwater, LLC(5)	—	—	1,296	85.1%	1,869,760	24.3%	18,786	32.0%	25.1%	1,869,760	27.5%	18,786	32.0%	28.0%
Niccolo de Masi(6)	—	—	576	28.5%	822,507	9.8%	16,438	28.0%	11.6%	822,507	11.0%	16,438	28.0%	12.8%
Harry L. You(9)	2,625,000	47.4%	1,151	45.6%	6,009,387	53.1%	23,483	40.0%	52.2%	6,009,387	57.7%	23,483	40.0%	56.3%
Coliseum Acquisition Sponsor LLC(7)	1,125,000	20.3%	—	—	1,910,409	22.1%	—	—	20.0%	1,910,409	24.6%	—	—	22.1%
Meteora Capital, LLC(8)	547,574	9.9%	—	—	547,574	7.1%	—	—	6.4%	547,574	8.1%	—	—	7.1%
Karpus Investment Management(10)	360,710	6.5%	—	—	360,710	4.7%	—	—	4.2%	360,710	5.3%	—	—	4.7%
Coliseum Directors and Executive Officers Pre-Business Combination
Harry L. You(9)	2,625,000	47.4%	1,151	45.6%	6,009,387	53.1%	23,483	40.0%	52.2%	6,009,387	57.7%	23,483	40.0%	56.3%
Oanh Truong	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Walter Skowronski	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Roland Rapp	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Kenneth Rivers	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All Coliseum directors and executive officers as a group (five individuals)	2,625,000	47.4%	1,151	45.6%	6,009,387	53.1%	23,483	40.0%	52.2%	6,009,387	57.7%	23,483	40.0%	56.3%
RET Directors and Executive Officers Pre-Business Combination
Paul Dacier(4)	—	—	1,296	85.1%	1,869,760	24.3%	18,786	32.0%	25.1%	1,869,760	27.5%	18,786	32.0%	28.0%
Christopher Riley	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All RET directors and executive officers as a group (two individuals)	—	—	1,296	85.1%	1,869,760	24.3%	18,786	32.0%	25.1%	1,869,760	27.5%	18,786	32.0%	28.0%
Holdco Directors and Executive Officers Post-Business Combination
Christopher Riley	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Harry L. You(9)	2,625,000	47.4%	1,151	45.6%	6,009,387	53.1%	23,483	40.0%	52.1%	6,009,387	62.5%	23,483	40.0%	60.6%
Oanh Truong	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All Holdco directors and executive officers as a group (three individuals)	2,625,000	47.4%	1,151	45.6%	6,009,387	53.1%	23,483	40.0%	52.2%	6,009,387	57.7%	23,483	40.0%	56.3%

*
Less than one percent

(1)
Unless otherwise noted, the business address of each of the directors and executive officers of Coliseum prior to the Business Combination is c/o Coliseum Acquisition Corp., 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144, and the business address of each of the directors and executive officers of Holdco following the Business Combination is c/o Rain Enhancement Technologies Holdco, Inc., 21 Pleasant Street, Suite 237, Newburyport, MA 01950.
(2)
With respect to Coliseum Ordinary Shares prior to the Closing, holders of record of Class A Ordinary Shares and Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by Coliseum shareholders and vote together as a single class, except as required by law; provided, that holders of Class B Ordinary Shares have the right to elect all of Coliseum’s directors prior to the Closing. With respect to Company Common Stock prior to the Closing, holders of record of Company Class A Common Stock are entitled to one vote for each share held on all matters on which the shares of Company Class A Common Stock are entitled to vote, and the holders of record of Company Class B Common Stock are entitled to fifteen votes per share on all matters on which the shares of Company Class B Common Stock are entitled to vote.

(3)
After the Closing, holders of record of Holdco Class A Common Stock will be entitled to one vote per share held on all matters on which the shares of Holdco Class A Common Stock are entitled to vote and holders of record of Holdco Class B Common Stock will be entitled to fifteen votes per share held on all matters on which the shares of Holdco Class B Common Stock are entitled to vote.

(4)
The Maximum Redemptions Scenario assumes the redemption of 895,846 Public Shares at $11.22 per share (calculated as of September 30, 2024), or approximately 50% of the outstanding Public Shares, which represents the estimated maximum number of Public Shares that can be redeemed while still satisfying the $10 million Minimum Cash Condition assuming there is no Closing Offering or other financing.

(5)
Prior to the Closing, reflects 1,232 shares of Company Preferred Stock, 51 shares of Company Class A Common Stock, and 13 shares of Company Class B Common Stock. After the Business Combination, reflects the conversion of the Company Preferred Stock for Company Class A Common Stock pursuant to its terms and the exchange of 1,283 shares of Company Class A Common Stock in the Company Merger for 1,869,760 shares of Holdco Class A Common Stock and the exchange of 13 shares of Company Class B Common Stock in the Company Merger for 18,786 shares of Holdco Class B Common Stock. Rainwater, LLC is the record holder of the shares reported herein, and Paul Dacier is the manager and sole member and equity owner of Rainwater, LLC with sole voting and investment discretion with respect to the common stock held of record by Rainwater, LLC. Prior to the Business Combination, Paul Dacier is the President, Treasurer, and sole director of Holdco.

(6)
Prior to the Closing, reflects 64 shares of Company Class A Common Stock, 11 shares of Company Class B Common Stock, and 500 shares of Company Class A Common Stock issuable upon the cash exercise of vested Company Options. After the Business Combination, (i) reflects the exchange of 64 shares of Company Class A Common Stock in the Company Merger for 93,697 shares of Holdco Class A Common Stock and the exchange of 11 shares of Company Class B Common Stock in the Company Merger for 16,438 shares of Holdco Class B Common Stock and (ii) includes 728,810 shares of Holdco Class A Common Stock issuable upon the cash exercise of vested Holdco Options.

(7)
Prior to the Business Combination, excludes 967,500 Class A Ordinary shares issuable upon the cash exercise of 967,500 Private Placement Warrants, which are beneficially owned by the Previous Sponsor but are not exercisable within 60 days of the date of this proxy statement/prospectus. Following the Business Combination, (i) reflects the forfeiture of 182,091 Forfeited Shares pursuant to the terms of the Sponsor Support Agreement and (ii) includes 967,500 shares of Holdco Class A Common Stock issuable upon the cash exercise of 967,500 Holdco Warrants which will be exercisable within 60 days of the Closing Date. Each of Jason Stein and Daniel Haimovic may be deemed to beneficially own shares held by the Previous Sponsor by virtue of his control over the Previous Sponsor. Other than Jason Stein and Daniel Haimovic, no member of the Previous Sponsor exercises voting or dispositive control over any of the shares held by the Previous Sponsor. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. The address of the Previous Sponsor is 80 Pine Street, Suite 3202, New York, NY 10005.

(8)
Share ownership prior to the Business Combination is according to a Schedule 13G filed by Meteora Capital, LLC (“Meteora Capital”) and Vik Mittal with the SEC on February 14, 2024. Assumes the Deferred Consulting Fee is paid in cash and that Meteora is not issued 100,000 shares of Holdco Class A Common Stock at the Closing. Interests shown are held by certain funds and managed accounts to which Meteora Capital serves as investment manager (the “Meteora Funds”). Mr. Mittal serves as the managing member of Meteora capital with respect to the ordinary shares held by the Meteora Funds. The principal business office address of each of Meteora Capital and Mr. Mittal is 1200 N Federal Hwy, #200, Boca Raton, FL 33432.
(9)
Prior to the Business Combination, (A) the Coliseum Ordinary Shares (i) reflects 2,624,999 Class A Ordinary Shares and 1 Class B Ordinary Share held by Harry L. You and (ii) excludes 2,257,500 Class A Ordinary Shares issuable upon the cash exercise of 2,257,500 Private Placement Warrants, which are beneficially owned by Mr. You but are not exercisable within 60 days of the date of this proxy statement/prospectus, and (B) the Company Common Stock includes 135 shares of Company Class A Common Stock, 16 shares of Company Class B Common Stock, and 1,000 shares of Company Class A Common Stock issuable upon the cash exercise of vested Company Options. Following the Business Combination, (w) reflects the forfeiture of 424,880 Forfeited Shares pursuant to the terms of the Extension Non-Redemption Agreements and Sponsor Support Agreement, (x) reflects the exchange of 135 shares of Company Class A Common Stock in the Company Merger for 197,257 shares of Holdco Class A Common Stock and the exchange of 16 shares of Company Class B Common Stock in the Company Merger for 23,483 shares of Holdco Class B Common Stock, (y) includes 1,457,621 shares of Holdco Class A Common Stock issuable upon the cash exercise of vested Holdco Options, and (z) includes 2,257,500 shares of Holdco Class A Common Stock issuable upon the cash exercise of 2,257,500 Holdco Warrants which will be exercisable within 60 days of the Closing Date. Prior to the Business Combination, Mr. You serves as the Chairman of the Board of Coliseum. After the Business Combination, Mr. You is expected to serve as a director of Holdco.

(10)
Share ownership is according to a Schedule 13G filed by Karpus Management, Inc., d/b/a Karpus Investment Management (“Karpus”), with the SEC on November 13, 2024. Such shares are owned directly by the accounts managed by Karpus. Karpus is controlled by City of London Investment Group plc (“CLIG”), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG. The principal business address of Karpus is 183 Sully’s Trail, Pittsford, New York 14534.

SHARES ELIGIBLE FOR FUTURE SALES
Based on the unaudited pro forma combined financial information and the assumptions set out therein and elsewhere in this proxy statement/prospectus, immediately following the consummation of the Business Combination, Holdco will have up to 7,756,533 shares of Holdco Common Stock issued and outstanding, assuming the No Additional Redemptions Scenario and that no Coliseum shareholders exercise dissenters’ rights pursuant to the CACI, or up to 6,860,687 shares of Holdco Common Stock outstanding, assuming the Maximum Redemptions Scenario. Except pursuant to the Lock-Up Agreement, all of the Holdco Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by Coliseum’s “affiliates,” or Holdco’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of shares of Holdco Common Stock in the public market could adversely affect prevailing market prices of Holdco Common Stock. Prior to the Business Combination, there has been no public market for Holdco Common Stock. On November 19, 2024, Holdco applied for listing of the Holdco Class A Common Stock and Holdco Warrants on the Nasdaq Global Market. Holdco, RET, and Coliseum believe that Holdco will satisfied the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing will occur. Additionally, Holdco cannot assure you that a regular trading market will develop in the Holdco Class A Common Stock.
Rule 144
All Holdco Class A Common Stock received by Coliseum Shareholders in the Business Combination are expected to be freely tradeable in the United States, except that the Holdco Class A Common Stock and Holdco Class B Common Stock received in the Business Combination by persons who are or become affiliates of Holdco for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, under an effective registration statement, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of Holdco generally include individuals or entities that control, are controlled by or are under common control with, Holdco and may include the directors and executive officers of Holdco as well as its principal shareholders. In addition, the Holdco Class A Common Stock and Holdco Class B Common Stock received by the RET Founders, Previous Sponsor, New Sponsor, Sponsor Affiliate, and certain directors and officers of Coliseum and RET may be resold by them only in transactions permitted by Rule 144, under an effective registration statement, or as otherwise permitted under the Securities Act.
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

Following the Closing, Holdco will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of the RET employees, consultants or advisors who purchases Holdco Common Stock in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Registration Rights and Resale Registration Statement
At the Closing, Holdco, the Previous Sponsor, New Sponsor, Sponsor Affiliate, and certain other security holders of Coliseum and RET, will enter into the Registration Rights Agreement, pursuant to which, upon completion of the Business Combination, the Holdco Class A Common Stock, Holdco Warrants and certain other registrable securities described therein held by the parties thereto will bear customary demand, piggy-back and shelf registration rights.
Pursuant to the Registration Rights Agreement, Holdco has also agreed to use its commercially reasonable efforts to file a resale registration statement under the Securities Act, not later than 30 days following the consummation of the Business Combination to register certain registrable securities held by the parties thereto. We estimate that an aggregate of 5,362,450 shares of Holdco Class A Common Stock, 3,225,000 Holdco Private Placement Warrants, 3,225,000 shares of Holdco Class A Common Stock underlying the Holdco Private Placement Warrants, and 2,186,431 shares of Holdco Class A Common Stock underlying the Holdco Options will be subject to registration rights immediately following Closing, representing approximately 178% of the total issued and outstanding shares of Holdco Common Stock (including shares of Holdco Class A Common Stock underlying issued and outstanding Holdco Warrants) following the Business Combination. For more information, see “The Business Combination — Ancillary Agreements  —  Registration Rights Agreement.”
Sales of a large number of shares of Holdco Common Stock could cause the prevailing market price of Holdco Class A Common Stock to decline. See “Risk Factors  —  Risk Factors Relating to the Business Combination  —  Warrants and other shares underlying equity awards, could increase the number of shares eligible for future resale in the public market and result in dilution to the shareholders of Holdco.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Coliseum
Founder Shares
On February 17, 2021, the Previous Sponsor acquired 4,312,500 Class B Ordinary Shares for an aggregate price of $25,000, or approximately $0.006 per share. Such shares included an aggregate of up to 562,500 Class B Ordinary Shares subject to forfeiture by the Previous Sponsor to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the Previous Sponsor would own, on an as-converted basis, 20% of Coliseum’s issued and outstanding shares after the initial public offering (assuming the Previous Sponsor did not purchase any Public Shares in the initial public offering). Upon the expiration of the over-allotment option on August 6, 2021, 562,500 Class B Ordinary Shares were forfeited by the Previous Sponsor.
Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to the Sponsor Affiliate. On June 26, 2023, the Transfer Transaction was completed and immediately thereafter the Previous Sponsor elected to convert each of the remaining 1,125,000 Class B Ordinary Shares it held into Class A Ordinary Shares on a one-for-one basis and Sponsor Affiliate elected to convert 2,624,999 of the 2,625,000 Class B Ordinary Shares he held into Class A Ordinary Shares on a one for one basis, with such conversions occurring pursuant to the terms of the SPAC Organizational Documents. At the closing of the Transfer Transaction, Mr. You held 2,624,999 Class A Ordinary Shares and 1 Class B Ordinary Share.
A total of five anchor investors purchased 7,440,000 Units in the initial public offering at the offering price of $10.00 per Unit; with one anchor investor purchased 2,235,000 Units; three anchor investors each purchased 1,485,000 Units; and one anchor investor purchased 750,000 Units. The anchor investors have not been granted any shareholder or other rights in addition to those afforded to Coliseum’s other Public Shareholders, other than a right of first refusal with respect to any private placement in connection with a Business Combination. Further, the anchor investors are not required to (i) hold any Units, Class A Ordinary Shares or Warrants they purchased in the initial public offering, or thereafter, for any amount of time, (ii) vote any Class A Ordinary Shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The anchor investors will have the same rights to the funds held in the Trust Account with respect to the Class A Ordinary Shares underlying the Units they purchased in the initial public offering as the rights afforded to Coliseum’s other Public Shareholders.
Each anchor investor entered into separate anchor commitment letters with Coliseum and the Previous Sponsor pursuant to which each anchor investor purchased a specified amount of membership interests from the Previous Sponsor at the closing of the initial public offering, subject to such anchor investor’s acquisition of 100% of the Units allocated to it by the underwriters in the IPO.
The Previous Sponsor will retain voting and dispositive power over the anchor investors’ Founder Shares until the consummation of the Business Combination, following which time the Previous Sponsor will distribute such Founder Shares to the anchor investors (subject to applicable lock-up restrictions).
Private Placement
Simultaneously with the closing of the IPO, we consummated the sale of 3,225,000 Private Placement Warrants at a price of $1.50 per warrant in a private placement to the Previous Sponsor, generating gross proceeds of $4,837,500. Each Private Placement Warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from our IPO held in the Trust Account. The Previous Sponsor retained an aggregate of 967,600 Private Placement Warrants in connection with the Transfer Transaction and the New Sponsor acquired an aggregate of 2,257,500 Private Placement Warrants from the Previous Sponsor in connection with the Transfer Transaction. The Previous Sponsor and New Sponsor have agreed not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Business Combination.

If we do not complete the Business Combination by the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law). There will be no redemption rights or liquidating distributions with respect to Coliseum’s warrants.
Administrative Services Agreement
Coliseum entered into an agreement with the Previous Sponsor (the “Original Administrative Support Agreement”), commencing on June 25, 2021, to pay an affiliate of the Previous Sponsor a total of $10,000 per month for administrative, financial and support services. Pursuant to the Purchase Agreement, at the closing of the Transaction, the Original Administrative Support Agreement was terminated and all fees due thereunder were forgiven.
On July 25, 2023, Coliseum entered into an agreement with the New Sponsor to pay the New Sponsor a total of $10,000 per month for administrative, financial and support services. As of the date of this proxy statement/prospectus, $170,000 is owed to the New Sponsor in accrued administrative fees. Upon completion of the Business Combination or Coliseum’s liquidation, Coliseum will cease paying these monthly fees.
Working Capital Loans
In order to finance transaction costs in connection with the Business Combination, the New Sponsor, Sponsor Affiliate, or Coliseum’s officers or directors, or their affiliates may, but are not obligated to, loan Coliseum funds as may be required. If Coliseum completes the Business Combination, Coliseum will repay the Working Capital Loans out of the proceeds held in the Trust Account released to Coliseum. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination is not completed, Coliseum may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants.
First Extension and Extension Funding
On June 22, 2023, the shareholders approved amendments to the SPAC Organizational Documents to, among other things, extend the date by which we have to consummate a Business Combination up to twelve times for an additional one month each time, only if the Previous Sponsor or its designee would deposit into the Trust Account as a loan, an amount equal to $100,000 for each Extension Period elected by the Board. In connection with the First Extension, shareholders redeemed an aggregate of 9,121,799 Public Shares and following such redemptions we had $55,303,628 held in the Trust Account. In connection with the Transfer Transaction, the New Sponsor assumed the obligation to make Contributions to the Trust Account in connection with each monthly Extension Period elected by the Board as part of the First Extension.
In order to provide the Contribution and to finance transaction costs in connection with the Business Combination, Coliseum issued the Convertible Note to the New Sponsor with a principal amount up to $1.5 million. The Convertible Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Business Combination, or (b) the date of Coliseum’s winding up. If Coliseum does not consummate the Business Combination by the end of the Extension Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of Coliseum’s initial business combination, the outstanding principal of the Convertible Note may be converted into Warrants, at a price of $1.50 per warrant, at the option of the New Sponsor. Such Warrants will have terms identical to the Private Placement Warrants. Following the approval of the First Extension, the Board elected five Extension Periods and our New Sponsor made an aggregate of $500,000 of Contributions which were deposited into the Trust Account.

Non-Redemption Agreements (Extension)
In connection with the November Meeting, Coliseum and the Sponsor Affiliate entered into Extension Non-Redemption Agreements with Non-Redeeming Shareholders, pursuant to which the Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the proposals brought before the November Meeting. In exchange for these commitments from the Extension Non-Redeeming Shareholders, Mr. You agreed to forfeit and surrender for no consideration at the closing of Coliseum’s initial business combination (i) an aggregate of 455,228 Founder Shares in consideration of the extension to June 25, 2024, and (ii) an aggregate of 151,743 Founder Shares in consideration for the further extension to September 25, 2024 (collectively, an aggregate of 606,971 Forfeited Shares), and Coliseum agreed to issue to the Extension Non-Redeeming Shareholders a number of newly issued Class A Ordinary Shares of Coliseum in an amount equal to the Forfeited Shares. The Non-Redeeming Shareholders have fully performed all of their obligations under the Non-Redemption Agreements and are not required to continue to hold or not redeem their Public Shares in connection with the Business Combination, and are not required to vote their Public Shares in favor of the Business Combination, in order to receive such shares. Accordingly, we cannot assure you that the Extension Non-Redeeming Shareholders still hold any portion of the 2,023,236 Public Shares that were the subject of the Extension Non-Redemption Agreements as of the date of this proxy statement/prospectus or that they will continue to hold such shares on the Closing Date.
Deferred Consulting Fee
On November 22, 2023, in connection with the November 2023 extension, Coliseum engaged Meteora, who also holds certain of the Public Shares, to provide consulting, advisory and related services. Coliseum agreed to pay Meteora $250,000 upfront in cash and a Deferred Consulting Fee at the Closing in cash equal to the product of (i) 100,000 and (ii) the Redemption Price. In order for Meteora to receive the Deferred Consulting Fee in the form of cash, Meteora must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If Meteora does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, Meteora will receive 100,000 Founder Shares at the time of the Closing in lieu of the Deferred Consulting Fee in cash.
Sponsor Support Agreement
Concurrently with the execution of the Business Combination Agreement, Coliseum, the Previous Sponsor, New Sponsor, Sponsor Affiliate, Holdco and RET entered into the Sponsor Support Agreement, a copy of which is attached to this proxy statement/prospectus as Annex B. Pursuant to the Sponsor Support Agreement, the Previous Sponsor, New Sponsor, Sponsor Affiliate agreed to, among other things, to take all actions necessary to complete the Business Combination, to vote in favor of the Business Combination and related transactions and against any other transaction, and to not transfer or redeem shares prior to the Closing. The Previous Sponsor and the Sponsor Affiliate also confirmed their agreement to forfeit and surrender for no consideration the Forfeited Shares, on a pro rata basis. In connection with such forfeiture, Coliseum has agreed to make a corresponding issuance of newly-issued Class A Ordinary Shares to the Non-Redeeming Shareholders equal to such Forfeited Shares.
Registration Rights Agreement
At the Closing, Holdco, Coliseum, the Previous Sponsor, New Sponsor, Sponsor Affiliate and certain RET Shareholders will enter into the Registration Rights Agreement in the form attached hereto as Annex D, which will require Holdco to register, within 30 days after the Closing, the resale of certain registrable securities held by the parties thereto. We estimate that an aggregate of 5,362,450 shares of Holdco Class A Common Stock, 3,225,000 Holdco Private Placement Warrants, 3,225,000 shares of Holdco Class A Common Stock underlying the Holdco Private Placement Warrants, and 2,186,431 shares of Holdco Class A Common Stock underlying the Holdco Options will be subject to registration rights immediately following Closing, representing approximately 122% of the total issued and outstanding shares of Holdco Common Stock (including shares of Holdco Class A Common Stock underlying issued and outstanding Holdco Warrants) following the Business Combination. The holders of these securities will also have customary demand and “piggy-back” registration rights, and Holdco will bear the expenses incurred in connection with the filing of any such registration statements.
Lock-Up Agreement
At the Closing, Holdco and certain shareholders of Holdco, including the RET Founders, the Previous Sponsor, New Sponsor, Sponsor Affiliate, each officer and director of Holdco, will enter into the Lock-Up Agreement, a copy of which is attached to this proxy statement/prospectus as Annex E, pursuant to which the Lock-Up Parties will agree to transfer restrictions with respect to an aggregate of 5,362,450 Lock-Up Shares for a period of two years after the Closing and 3,225,000 Lock-Up Warrants for a period of 30 days after the Closing. However, pursuant to the Lock-Up Agreement, Coliseum will have the right to exclude from the lock-up that number of Lock-Up Shares held by the Previous Sponsor as is necessary to meet the initial listing requirements of Nasdaq.
Amendment to Letter Agreement
On August 22, 2024, Coliseum entered into an amendment to the Letter Agreement with Harry You, pursuant to which Coliseum agreed to reimburse Mr. You an aggregate of $500,000 for out-of-pocket expenses incurred on behalf of Coliseum in related to identifying, investigating and completing an initial business combination, and agreed to pay each director of Coliseum (other than Mr. You) $100,000 of cash compensation for services provided to Coliseum upon the earlier of the Closing or Coliseum’ liquidation.
September 2024 Extension
On September 24, 2024, Coliseum Shareholders approved a further amendment to the SPAC Organizational Documents to extend the date by which Coliseum must consummate its business combination, from September 25, 2024 to October 25, 2024, and to allow Coliseum, without another shareholder vote, by resolution of the Board, to elect to further extend such date up to two times for an additional one month each time, until up to December 25, 2024, only if the New Sponsor or its affiliate or designee would deposit into the Trust Account, as a loan, (i) on or before September 25, 2024, with respect to the initial extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of the Public Shares then outstanding, and (ii) one business day following the public announcement by the Company disclosing that the Board has determined to implement an additional monthly extension, with respect to each such additional extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of Public Shares of the Company then outstanding, up to a maximum aggregate New Contribution amount of $150,000 if all monthly extensions are exercised.
In connection with the Third Extension, Public Shareholders holding an aggregate of 1,089,249 Class A Shares exercised their right to redeem their shares for approximately $11.18 per share of the funds held in the Company’s Trust Account, leaving approximately $19.99 million in cash in the Trust Account after satisfaction of such redemptions. Following such redemptions, the Company had an aggregate of 5,537,112 ordinary shares outstanding, of which 5,537,111 were Class A Shares and 1 was a Class B Share.
As of the date of this proxy statement/prospectus, the Board has extended the Combination Period to December 25, 2024, and the New Sponsor has deposited an aggregate of $150,000 of New Contributions into the Trust Account.
RET
Due to Related Parties
Certain of RET’s former officers and Harry You paid an aggregate of approximately $17,000 and approximately $153,000, respectively, to cover for certain expenses and purchases of certain intangible assets and construction in-process equipment on RET’s behalf. RET recorded the full outstanding amount of approximately $170,000 owed in due to related parties in the accompanying balance sheet as of December 31, 2022. The amounts due to related parties are non- interest bearing, unsecured and due on demand.

On February 2, 2023, RET issued a promissory note (the “Note”) to its former CEO and Harry You and Niccolo de Masi for an aggregate amount of $600,000, of which approximately $153,000 was already advanced by one of the Note holders under the form of payments for expenses on behalf of RET as mentioned above. RET received the remaining cash proceeds of $447,000 under the Note in February 2023, increasing the total amount owed under the Note and advances from its officers and investors to approximately $617,000. The Note has an annual interest rate of 5% and is currently due on demand. RET repaid the advance amount of approximately $17,000 to its officers in April 2023. As of September 30, 2024 and December 31, 2023, RET has $600,000 outstanding under the Note and has an accrued interest of approximately $49,000 and $27,000, respectively.
In addition to the Note, Harry You also covered additional expenses on behalf of RET. As of September 30, 2024 and December 31, 2023, RET has approximately $220,000 and $11,000, respectively, in outstanding advances received from Harry You.
Subscription Agreements
RET entered into subscription agreements on June 20, 2024, which were later rescinded. On August 23, 2024, RET entered into new subscription agreements with Rainwater LLC and affiliates of Harry You and Niccolo de Masi, to sell an aggregate of 250 shares of Company Class A Common Stock at a purchase price of approximately $2,955.78 per share, which the Company determined to be the then-current fair market value based in part on a valuation from an independent third party valuation firm, and 40 shares of Company Class B Common Stock at a purchase price of approximately $3,103.57 per share, which the Company determined to be the then-current fair market value based in part on a valuation from an independent third party valuation firm, for an aggregate subscription amount of $865,000.
Issuance of Options
On August 23, 2024, RET granted options to purchase up to 1,000 shares of Company Class A Common Stock to Harry You and options to purchase up to 500 shares of Company Class A Common Stock to Niccolo de Masi, in consideration for services provided to RET. Each option has an exercise price of $2,955.78 per share, which the Company determined to be the then-current fair market value, based in part on a valuation from an independent third party valuation firm. The options are fully vested and are exercisable at any time for cash or on a cashless basis and expire 10 years after grant. The terms of the options are governed by the terms of the 2024 Equity Incentive Plan of Rain Enhancement Technologies, Inc.
Policies and Procedures for Related Persons Transactions
Effective upon the consummation of the Business Combination, the Holdco Board will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which Holdco or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000 (or, for so long as Holdco remains a “smaller reporting company” the lesser of (i) $120,000 and (ii) 1% of Holdco’s average total assets of the two completed fiscal years), and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
•
any person who is, or at any time during the applicable period was, one of Holdco’s executive officers or directors;

•
any person who is known by Holdco to be the beneficial owner of more than 5% of Holdco voting stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Holdco’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Holdco’s voting stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest in Holdco Common Stock.

Holdco will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS
In respect of the special resolution to approve the Merger Proposal, under section 238 of the CACI, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger. The CACI prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares.
To exercise dissenters’ rights under the CACI: (a) the shareholder must give their written objection to the merger to the constituent company before the vote on the merger, including a statement that the shareholder proposes to demand payment for their shares if the merger is authorized by the vote; (b) within 20 days following the date on which the merger is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of their intention to dissent including, among other details, a demand for payment of the fair value of their shares (including their name, address, and number and classes of shares in respect of which such person dissents); (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase their shares at a price that the company determines is the fair value and if the company and the shareholder agree upon the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date.
Shareholders who exercise dissenters’ rights under the CACI must elect to dissent in respect of all their shares. Upon giving a notice of dissent, the shareholder shall cease to have any of the rights of a member of the company except the right to be paid the fair value of that person’s shares and certain other limited rights prescribed by the CACI.
Holders of Coliseum Ordinary Shares wishing to exercise such dissenters’ rights and make a demand for payment of the “fair value” for their Coliseum Ordinary Shares must therefore following the procedure prescribed by Section 238 of the CACI and summarized above. Coliseum shareholders should, however, note that these appraisal rights may subsequently be lost and extinguished, including where the parties determine to delay the consummation of the SPAC Merger in order to invoke the limitation on rights of dissenters under section 239(1) of the CACI, in which event any Coliseum shareholder who has sought to exercise dissent rights would receive the merger consideration comprising Holdco Common Stock in accordance with the terms of the Business Combination Agreement.
However, regardless of whether such rights are or are not available, the Board are of the view that the “fair value” of the Coliseum Ordinary Shares for the purposes of these dissenter rights will be equal to the Redemption Price and, accordingly, any holder of Coliseum Ordinary Shares who wishes to dissent from the Business Combination should exercise their redemption rights rather than any appraisal rights.
RET shareholders do not have appraisal rights in connection with the Business Combination. Under Section 13.02 of the MBCA, shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, share exchange or sale of substantially all the assets of a company subject to certain exclusions that do not apply with respect to the Business Combination. See the section of this proxy statement/prospectus entitled “Comparison of Corporate Governance and Shareholder Rights” for more information. As of June 20, 2024 RET, a Massachusetts corporation, was wholly-owned by Rainwater, LLC whose sole equity holder is Paul T. Dacier. On June 20, 2024 the sole director of RET and the sole shareholder of RET passed resolutions approving the Business Combination and approving the issuance of shares of Company Class B Common Stock. Appraisal rights are not applicable when the sole shareholder of a corporation approves the merger, share exchange or sale of substantially all of the assets and there is no other shareholder who could dissent. The RET Founders purchased shares of Company Class B Common Stock after adoption of the resolutions approving the Business Combination by RET and its sole shareholder, and such persons were fully aware of the prior approval of the Business Combination. As a result, they are not entitled to appraisal rights in connection with the Business Combination. However, regardless of whether such rights are available to subsequent shareholders the RET board of directors is of the view that the Exchange Ratio for the exchange of shares of Company Class B Common Stock for shares of Holdco Class B Common Stock constitutes “fair value” for the exchange of shares of stock, and RET’s shareholders approve the Business Combination.
EXPERTS
The financial statements of Coliseum as of and for the year ended December 31, 2023 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Coliseum to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing. The financial statements of Coliseum as of and for the year ended December 31, 2022 appearing in this proxy statement/prospectus have been audited by RBSM LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Coliseum to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of RET as of and for the year ended December 31, 2023, as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to the correction of certain misstatements related to the 2023 and 2022 financial statements as described in Note 2 to the financial statements, and an explanatory paragraph relating to substantial doubt about the ability of RET to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Holdco as of September 30, 2024 and for the period from May 21, 2024 (inception) through September 30, 2024 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Holdco to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS
TCF Law Group, PLLC will pass upon the validity of the securities of Holdco to be issued in connection with the Business Combination and White & Case LLP will pass upon the material U.S. federal income tax consequences of the Business Combination.

HOUSEHOLDING INFORMATION
Unless Coliseum has received contrary instructions, Coliseum may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if Coliseum believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Coliseum’s expenses. However, if shareholders prefer to receive multiple sets of Coliseum’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of Coliseum’s disclosure documents, the shareholders should follow these instructions:
•
if the shares are registered in the name of the shareholder, the shareholder should contact Coliseum at the following address and e-mail address:

Coliseum Acquisition Corp.
1180 North Town Center Drive
Suite 1100
Las Vegas, NV 89144
Attention: Harry L. You, Chairman
•
if a broker, bank or nominee holds the shares, the shareholder should contact the broker, bank or nominee directly.

FUTURE SHAREHOLDER MEETINGS
The Board is aware of no other matter that may be brought before the Extraordinary General Meeting. Coliseum does not expect to hold a 2024 annual general meeting of shareholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if Coliseum does not consummate a business combination by the date provided by the SPAC Organizational Documents, Coliseum is required to begin the dissolution process provided for in the SPAC Organizational Documents. Coliseum will liquidate as soon as practicable following such dissolution and will conduct no annual general meetings thereafter.

WHERE YOU CAN FIND MORE INFORMATION
Coliseum files reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) as required by the Exchange Act. You may access information on Coliseum at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov. Coliseum maintains a website at www.coliseumacq.com. Information contained on or available through Coliseum’s website shall not be deemed to be incorporated in this proxy statement/prospectus and does not form a part of this proxy statement/prospectus.
Holdco and RET are not subject to Exchange Act reporting requirements and do not file reports, proxy statements or other information with the SEC. RET maintains a website at www.rainwatertech.com. Information contained on or available through RET’s website shall not be deemed to be incorporated in this proxy statement/prospectus and does not form a part of this proxy statement/prospectus.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.
If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:
Coliseum Acquisition Corp.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
Tel.: (702) 781-4313
or:
Rain Enhancement Technologies Holdco, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Tel.: (910) 850-5776
or:
Sodali & Co.
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: (800) 662-5200 (toll-free) or
(203) 658-9400 (banks and brokers can call collect)
Email: MITA.info@investor.sodali.com

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
Coliseum is a Cayman Islands exempted company. You may have difficulty serving legal process within the United States upon Coliseum. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Coliseum in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Coliseum may be served with process in the United States with respect to actions against Coliseum arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Coliseum’s securities by serving Coliseum’s U.S. agent irrevocably appointed for that purpose.
The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal, punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

COLISEUM ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
	September 30, 2024	December 31, 2023
	(unaudited)
Assets:
Current assets:
Prepaid expenses	$40,500	$—
Total current assets	40,500	—
Cash held in Trust Account	20,055,086	30,969,758
Total Assets	$20,095,586	$30,969,758
Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable and accrued expenses	$2,387,179	$875,801
Due to related parties	1,646,557	639,190
Convertible note payable – related parties	550,000	500,000
Non-redemption agreement liabilities	218,277	194,677
Deferred consulting fees	35,904	31,233
Total current liabilities	4,837,917	2,240,901
Warrant liabilities	411,250	329,000
Total Liabilities	5,249,167	2,569,901
Commitments and Contingencies
Class A ordinary shares, $0.001 par value; 1,787,112 and 2,876,361 shares subject to possible redemption at approximately $11.22 and $10.77 per share as of September 30, 2024 and December 31, 2023, respectively	20,055,086	30,969,758
Shareholders’ Deficit:
Preferred shares, $0.001 par value; 5,000,000 shares authorized; none issued or outstanding as of September 30, 2024 and December 31, 2023	—	—
Class A ordinary shares, $0.001 par value; 500,000,000 shares authorized; 3,749,999 non-redeemable shares issued and outstanding as of September 30, 2024 and December 31, 2023 (excluding 1,787,112 and 2,876,361 shares subject to possible redemption as of September 30, 2024 and December 31, 2023, respectively)	3,750	3,750
Class B ordinary shares, $0.001 par value; 50,000,000 shares authorized; 1 share issued and outstanding as of September 30, 2024 and December 31, 2023	—	—
Additional paid-in capital	—	—
Accumulated deficit	(5,212,417)	(2,573,651)
Total shareholders’ deficit	(5,208,667)	(2,569,901)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$20,095,586	$30,969,758
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

COLISEUM ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
General and administrative expenses	$1,059,346	$373,941	$2,478,245	$1,213,628
Loss from operations	(1,059,346)	(373,941)	(2,478,245)	(1,213,628)
Other income (expenses):
Interest earned from cash held in Trust Account	405,268	759,910	1,216,967	4,288,824
Gain from extinguishment of deferred underwriting fee allocated to warrant liabilities	—	—	—	275,625
Change in fair value of derivative warrant liabilities	—	246,750	(82,250)	(658,000)
Change in fair value of non-redemption agreements	(34,792)	—	(23,600)	—
Change in fair value of deferred consulting fees	(6,069)	—	(4,671)	—
Total other income (expenses)	364,407	1,006,660	1,106,446	3,906,449
Net income (loss)	$(694,939)	$632,719	$(1,371,799)	$2,692,821
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	2,793,483	5,878,201	2,848,533	11,625,269
Basic and diluted net income (loss) per share, Class A ordinary shares subject to possible redemption	$(0.11)	$0.07	$(0.21)	$0.18
Weighted average shares outstanding of Class B and non-redeemable Class A ordinary shares, basic and diluted	3,750,000	3,750,000	3,750,000	3,750,000
Basic and diluted net income (loss) per share, Class B and non-redeemable Class A ordinary shares	$(0.11)	$0.07	$(0.21)	$0.18
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

COLISEUM ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
	For the three and nine months ended September 30, 2024
	Ordinary Shares
	Non-redeemable Class A		Class B		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2023	3,749,999	$3,750	1	$—	$—	$(2,573,651)	$(2,569,901)
Remeasurement of Public Shares subject to redemption amount	—	—	—	—	—	(403,224)	(403,224)
Net loss	—	—	—	—	—	(241,883)	(241,883)
Balance – March 31, 2024 (unaudited)	3,749,999	3,750	1	—	—	(3,218,758)	(3,215,008)
Remeasurement of Public Shares subject to redemption amount	—	—	—	—	—	(408,475)	(408,475)
Net loss	—	—	—	—	—	(434,977)	(434,977)
Balance – June 30, 2024 (unaudited)	3,749,999	3,750	1	—	—	(4,062,210)	(4,058,460)
Increase in redemption value of Public Shares subject to redemption due to extension	—	—	—	—	—	(50,000)	(50,000)
Remeasurement of Public Shares subject to redemption amount	—	—	—	—	—	(405,268)	(405,268)
Net loss	—	—	—	—	—	(694,939)	(694,939)
Balance – September 30, 2024 (unaudited)	3,749,999	$3,750	1	$—	$—	$(5,212,417)	$(5,212,417)
	For the three and nine months ended September 30, 2023
	Ordinary Shares
	Non-redeemable Class A		Class B		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	—	$—	3,750,000	$3,750	$—	$(5,681,396)	$(5,677,646)
Remeasurement of Public Shares subject to redemption amount	—	—	—	—	—	(1,721,897)	(1,721,897)
Net income	—	—	—	—	—	698,754	698,754
Balance – March 31, 2023 (unaudited)	—	$—	3,750,000	$3,750	$—	$(6,704,539)	$(6,700,789)
Increase in redemption value of Public Shares subject to redemption due to extension	—	—	—	—	—	(100,000)	(100,000)
Conversion of Class B ordinary shares into non-redeemable Class A ordinary shares	3,749,999	3,750	(3,749,999)	(3,750)	—	—	—
Forgiveness of debt to Previous Sponsor	—	—	—	—	108,828	—	108,828
Remeasurement of Public Shares subject to redemption amount	—	—	—	—	(108,828)	3,651,186	3,542,358
Net income	—	—	—	—	—	1,361,348	1,361,348
Balance – June 30, 2023 (unaudited)	3,749,999	$3,750	1	$—	$—	$(1,792,005)	$(1,788,255)
Increase in redemption value of Public Shares subject to redemption due to extension	—	—	—	—	—	(300,000)	(300,000)
Remeasurement of Public Shares subject to redemption amount	—	—	—	—	—	(759,910)	(759,910)
Net income	—	—	—	—	—	632,719	632,719
Balance – September 30, 2023 (unaudited)	3,749,999	$3,750	1	$—	$—	$(2,219,196)	$(2,215,446)
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

COLISEUM ACQUISITION CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the nine months ended September 30,
	2024	2023
Cash Flows from Operating Activities:
Net income (loss)	$(1,371,799)	$2,692,821
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned from cash held in Trust Account	(1,216,967)	(4,288,824)
Gain from extinguishment of deferred underwriting fee allocated to warrant liabilities	—	(275,625)
Change in fair value of derivative warrant liabilities	82,250	658,000
Change in fair value of non-redemption agreement liabilities	23,600	—
Change in fair value of deferred consulting fees	4,671	—
Changes in operating assets and liabilities:
Prepaid expenses	(40,500)	169,260
Accounts payable and accrued expenses	1,511,378	234,757
Due to related parties	1,007,367	535,689
Net cash used in operating activities	—	(273,922)
Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for redemptions	12,181,639	94,696,372
Cash deposited in Trust Account for extension	(50,000)	(400,000)
Net cash provided by investing activities	12,131,639	94,296,372
Cash Flows from Financing Activities:
Proceeds received from related parties under convertible note payable	50,000	400,000
Redemption of Public Shares	(12,181,639)	(94,696,372)
Advances from Previous Sponsor	—	50,000
Repayment of advances from Previous Sponsor	—	(9,114)
Net cash used in financing activities	(12,131,639)	(94,255,486)
Net change in cash	—	(233,036)
Cash – Beginning of the period	—	233,036
Cash – End of the period	$—	$—
Supplemental disclosure of noncash activities:
Remeasurement of Public Shares subject to possible redemption to redemption amount	$1,216,967	$1,169,379
Increase in redemption value of Public Shares subject to redemption due to extension	$50,000	$400,000
Extinguishment of deferred underwriting fee allocated to Public Shares	$—	$5,349,375
Forgiveness of debt to Previous Sponsor	$—	$108,828
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Coliseum Acquisition Corp. (“Coliseum” or the “Company”) is a blank check company incorporated in the Cayman Islands on February 5, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2024, the Company had not commenced any operations. All activity for the period from February 5, 2021 (inception) through September 30, 2024 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of investment income from the proceeds derived from the Initial Public Offering and will recognize other income and expense related to the change in fair value of derivative liabilities.
The registration statement for the Initial Public Offering was declared effective on June 22, 2021. On June 25, 2021, the Company consummated the Initial Public Offering of 15,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $150,000,000, which is discussed in Note 3. Each Unit consisted of one Public Share and one-third of one warrant to purchase one Class A ordinary share (the “Public Warrants”). The Company granted the underwriter a 45-day option to purchase up to 2,250,000 additional Units, which option expired unexercised on August 6, 2021. Transaction costs amounted to $9,176,463, consisting of $3,000,000 of underwriting fees, $5,625,000 of deferred underwriting fees, which was later entirely waived on June 12, 2023 (see Note 6), and $551,463 of other offering costs. The Company was reimbursed $750,000 by the underwriter for such transaction costs upon closing of the Initial Public Offering.
Prior to the Initial Public Offering, Coliseum Acquisition Sponsor LLC (the “Previous Sponsor”), purchased an aggregate of 4,312,500 Class B ordinary shares, par value $0.001 per share (the “Class B ordinary shares” or “Founder Shares”, which term includes the Class A ordinary shares issued or issuable upon exercise of the Class B ordinary shares) for an aggregate purchase price of $25,000, or approximately $0.006 per share.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 3,225,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Previous Sponsor, generating gross proceeds of $4,837,500, which is described in Note 4.
Following the closing of the Initial Public Offering on June 25, 2021, an amount of $150,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below. On June 27,2023, the Company transferred its Trust Account out of investment in securities into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company.
The Company will provide the holders of its Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account, calculated as of two business days prior to the completion of a Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).
The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its amended and restated memorandum and articles of association as then in effect (the “Articles”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Previous Sponsor, Berto LLC (the “New Sponsor”), Harry L. You and the Company’s officers and the other holders of Founder Shares immediately prior to the Initial Public Offering (collectively, the “Initial Shareholders”) agreed to vote their Founder Shares and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Articles provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.
The Initial Shareholders agreed to waive (i) their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the consummation of a Business Combination (ii) their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with a shareholder vote to approve an amendment to the Articles (A) that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to have their shares redeemed in connection with an initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the time provided for in the Articles (the “Combination Period”) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (iii) their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company does not complete a Business Combination within the Combination Period. However, if the Initial Shareholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period (as defined below).
On June 15, 2023, the Company, the Previous Sponsor and the New Sponsor entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, the Previous Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from Previous Sponsor an aggregate of 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants held by the Previous Sponsor for an aggregate purchase price of $1.00 plus the New Sponsor’s agreement to fund monthly contributions (the “Contributions”) in connection with the First Extension (as defined below) (such transaction, the “Transfer Transaction”). Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to Harry You. The Transfer Transaction was consummated on June 26, 2023, and immediately thereafter the Previous Sponsor elected to convert each of

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
the remaining 1,125,000 Class B ordinary shares it held into Class A ordinary shares on a one-for-one basis and Mr. You elected to convert 2,624,999 of the 2,625,000 Class B ordinary shares he held into Class A ordinary shares on a one for one basis, leaving one Class B ordinary share outstanding. In connection with the Transfer Transaction, the Initial Public Offering underwriter waived its deferred underwriting fees. Also in connection with the Transfer Transaction, the Company appointed Charles Wert to serve as its Chief Executive Officer and as a member of the board of directors and Oanh Truong to serve as Chief Financial Officer, Harry You to serve as chairman, and Roland Rapp, Kenneth Rivers and Walter Skowronski to serve on the board of directors.
The Company initially had 24 months from the closing of the Initial Public Offering (or June 25, 2023) to complete a Business Combination, which was later extended as discussed below. On June 22, 2023, the Company held an extraordinary general meeting (the “June Meeting”). At the June Meeting, shareholders voted on and approved three proposals: (i) an amendment of the Articles to extend (the “First Extension”) the Combination Period up to twelve (12) times for an additional one (1) month each time (each, an “Extension Period”), only if the Previous Sponsor or its designee would make Contributions into the Trust Account, as a loan, an amount equal to $100,000 for each monthly Extension Period elected by the Company’s board of directors, (ii) an amendment to the Articles to remove the net tangible asset requirement from the Articles in order to expand the methods that the Company may employ so as not to become subject to the “penny stock” rules of the SEC, and (iii) an amendment to the Articles to provide for the right of a holder of the Class B ordinary shares to convert into non-redeemable Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the closing of a Business Combination at the election of the holder.
In connection with the Transfer Transaction, the New Sponsor assumed the obligation to make Contributions in connection with each monthly Extension Period elected by the board of directors. Following the approval of the First Extension, the board of directors elected five Extension Periods and the New Sponsor made an aggregate of $500,000 of Contributions, which were deposited into the Trust Account.
On November 27, 2023, the Company held an extraordinary general meeting in lieu of annual general meeting of the Company (the “November Meeting”). At the November Meeting, shareholders voted on and approved three proposals: (i) an amendment to the Articles to extend (the “Second Extension”) the Combination Period to June 25, 2024, and to allow the Company, without another shareholder vote, by resolution of the board of directors, to elect to further extend the Combination Period for an additional three months, until up to September 25, 2024, without requiring the New Sponsor to make any Contributions into the Trust Account, (ii) an amendment to the Articles to permit the board of directors, in its sole discretion, to elect to wind up the Company’s operations prior to the end of the Combination Period, as determined by the board of directors and included in a public announcement, and (iii) the re-election of Walter Skowronski and Harry L. You as Class I directors to serve for a term of three years or until their respective successors are duly elected or appointed and qualified.
On September 20, 2024, the Company held another extraordinary general meeting, which was later adjourned to September 24, 2024 (the “September Meeting”). At the September Meeting, shareholders voted to amend the Company’s Articles to extend (the “Third Extension”) the Combination Period to October 25, 2024, and to allow the Company, without another shareholder vote, by resolution of the Company’s board of directors, to elect to further extend such date up to two times for an additional one month each time, until up to December 25, 2024, provided that the New Sponsor or its affiliate or designee deposits into the Trust Account, as a loan, one business day following the public announcement by the Company disclosing that the board of directors has approved the monthly extension, with respect to each such additional extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of Public Shares then outstanding, up to a maximum aggregate contribution amount of $150,000 if all monthly extensions are exercised (the “New Contributions”). On September 25, 2024 and October 25, 2024, the Company deposited $50,000 of New Contributions each month, for an aggregate amount of $100,000, to extend the Combination Period through November 25, 2024.

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
In connection with the shareholder approval of the First Extension on June 22, 2023, the Second Extension on November 27, 2023, and the Third Extension on September 24, 2024, an aggregate of 9,121,799, and 3,001,840 and 1,089,249 Public Shares were redeemed for an aggregate amount of $94,696,372, and $32,132,524, and $12,181,639, respectively. As of September 30, 2024, the Company had 1,787,112 Public Shares outstanding and an aggregate amount of $20,055,086 held in the Trust Account.
In connection with the November Meeting, the Company and an affiliate of the New Sponsor, Harry L. You, entered into non-redemption agreements (collectively, the “Non-Redemption Agreements”) with certain of the Company’s existing shareholders and other unaffiliated investors (collectively, the “Non-Redeeming Shareholders”), pursuant to which the Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the proposals brought before the November Meeting. In exchange for these commitments from the Non-Redeeming Shareholders, Mr. You agreed to forfeit at the closing of the Company’s initial Business Combination an aggregate of 606,971 Founder Shares (the “Forfeited Shares”), and the Company agreed to issue to the Non-Redeeming Shareholders a number of newly issued ordinary shares of the Company in an amount equal to the Forfeited Shares.
If the Company is unable to complete a Business Combination within the Combination Period (through November 25, 2024), the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants.
In order to protect the amounts held in the Trust Account, the New Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the Trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the New Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the New Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Business Combination with Rain Enhancement Technologies, Inc.
On June 25, 2024, the Company, Rain Enhancement Technologies, Inc. (“RET”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly owned subsidiary of Holdco (“Merger Sub 1”), and

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly owned subsidiary of Holdco (“Old Merger Sub 2”) entered into a Business Combination Agreement (the “Business Combination Agreement”). On August 22, 2024, Old Merger Sub 2 entered into an Assignment and Assumption of Business Combination Agreement (the “Assignment”) pursuant to which Old Merger Sub 2 assigned to Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly owned subsidiary of Coliseum (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), all of Old Merger Sub 2’s right, title and interest in and to the Business Combination Agreement, and Merger Sub 2 assumed, and agreed to perform, satisfy and discharge in full, as the same become due, all of Old Merger Sub 2’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date thereof. Old Merger Sub 2 was liquidated and dissolved on August 23, 2024.
On August 22, 2024, all parties entered into an Amendment to the Business Combination Agreement (the “Amended Business Combination Agreement”). Pursuant to the Amended Business Combination Agreement, among other things and subject to the terms and conditions contained therein, (i) on the day immediately prior to the date of the closing of the Business Combination (the “Closing Date”), Coliseum will merge with and into Merger Sub 1 (the “SPAC Merger”) with Merger Sub 1 surviving the SPAC Merger as a direct, wholly owned subsidiary of Holdco, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into Rainwater (the “Company Merger”, and together with the SPAC Merger, the “Mergers”) with Rainwater surviving the Company Merger as a direct, wholly owned subsidiary of Holdco so that, immediately following completion of the Business Combination, each of Merger Sub 1 and RET will be a wholly owned subsidiary of Holdco. The transaction has a $10 million minimum cash condition, among other material conditions to closing.
In connection with the proposed Business Combination, concurrently with the execution of the Business Combination Agreement, certain shareholders of RET entered into a voting support agreement with the Company and RET (the “RET Support Agreement”), and certain shareholders of the Company, including the Previous Sponsor and New Sponsor, entered into a voting support agreement with the Company and RET (the “Sponsor Support Agreement”). Additionally, pursuant to the Sponsor Support Agreement, the Previous Sponsor and Mr. You agreed to share, pro rata, in the forfeiture of the Forfeited Shares.
Nasdaq Notice of Delisting
On June 25, 2024, the Company received a notice from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, unless the Company timely requests a hearing to appeal the delisting, the Company’s securities would be subject to suspension and delisting at the opening of business on July 5, 2024, due to the Company’s non-compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its Initial Public Offering registration statement.
On August 14, 2024, the Nasdaq Hearings Panel notified the Company that it granted the Company’s request for continued listing on Nasdaq and an exception to Nasdaq IM-5101-2. Specifically, the Company will now have 180 days from the date of the delisting notice, or until December 23, 2024, to complete its Business Combination, provided that the Company provides the Hearings Panel with certain progress updates relating to the status of the Business Combination.
Going Concern Consideration
As of September 30, 2024, the Company had no cash held outside of the Trust Account and had a working capital deficit of $4,797,417. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans.
In addition, in order to provide the Contributions and New Contributions and to finance transaction costs in connection with a Business Combination, the Company issued a convertible note (“the Convertible Note”) to the New Sponsor with a principal amount up to $1.5 million on June 22, 2023 as discussed in

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Note 5. As of September 30, 2024, the Company had $550,000 outstanding under the Convertible Note, which amount was deposited into the Trust Account. On October 25, 2024, the Company borrowed an additional $50,000 under the Convertible Note to deposit in the Trust Account as a New Contribution in connection with the extension through November 25, 2024, increasing the aggregate outstanding balance under the Convertible Note to $600,000.
In connection with management’s assessment of going concern considerations in accordance with FASB ASC Topic 210-40, Presentation of Financial Statements — Going Concern, the Company’s management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern through the earlier of the liquidation date or the completion of the initial Business Combination. Management plans to address this uncertainty through a Business Combination as discussed above. There is no assurance that the Company’s plans to consummate the proposed Business Combination with RET or any other Business Combination will be successful or successful within the Combination Period (November 25, 2024). These unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Risks and Uncertainties
United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
The consolidated financial statements for the nine months ended September 30, 2024 includes the accounts of the Company and its subsidiaries: Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum that was incorporated on August 22, 2024 and formed solely for the purpose of effectuating the Business Combination with RET. All significant intercompany accounts and transactions have been eliminated.

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
The accompanying unaudited condensed consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Form 10-K as filed with the SEC on April 5, 2024. The interim results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future periods.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The Company has elected to implement the aforementioned exemptions.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of condensed unaudited financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates. The initial and recurring valuation of the

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Public Warrants (see Note 3), the recurring valuation of the Private Placement Warrants and the valuations for the shares associated with the Non-Redemption Agreements and deferred consulting fees required management to exercise significant judgment in its estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2024 and December 31, 2023.
Cash Held in Trust Account
Until June 27, 2023, when the Company moved its Trust Account out of investment in securities and into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company, the Company’s portfolio of investments was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof.
Class A Ordinary Shares Subject to Possible Redemption
All of the outstanding Public Shares contain a redemption feature which allows for the redemption of such shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with a Business Combination and in connection with certain amendments to the Articles. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, the carrying value of all Public Shares have been classified outside of permanent equity deficit.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of Public Shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of Public Shares are affected by charges against additional paid-in capital and accumulated deficit.
As of September 30, 2024 and December 31, 2023, the carrying value of Class A ordinary shares reflected in the condensed balance sheets is reconciled in the following table:

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Class A ordinary shares subject to possible redemption as of December 31, 2022	$152,348,535
Plus:
Waiver of Class A ordinary shares subject to possible redemption issuance costs	5,349,375
Increase in redemption value of Class A ordinary shares subject to possible redemption subject to redemption due to extension	500,000
Less:
Redemption of Class A ordinary shares subject to possible redemption	(126,828,896)
Remeasurement of carrying value to redemption value	(399,256)
Class A ordinary shares subject to possible redemption as of December 31, 2023	30,969,758
Plus:
Remeasurement of carrying value to redemption value	403,224
Class A ordinary shares subject to possible redemption as of March 31, 2024	31,372,982
Plus:
Remeasurement of carrying value to redemption value	408,475
Class A ordinary shares subject to possible redemption as of June 30, 2024	31,781,457
Plus:
Increase in redemption value of Class A ordinary shares subject to possible redemption subject to redemption due to extension	50,000
Remeasurement of carrying value to redemption value	405,268
Less:
Redemption of Class A ordinary shares subject to possible redemption	(12,181,639)
Class A ordinary shares subject to possible redemption as of September 30, 2024	$20,055,086
Derivative Financial Instruments
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The assessment considers whether the financial instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the financial instruments meet all of the requirements for equity classification under ASC 815, including whether the financial instruments are indexed to the Company’s own ordinary shares, among other conditions for equity classification.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and at each balance sheet date thereafter. Changes in the estimated fair value of the liability-classified warrants are recognized as a non-cash gain or loss on the unaudited condensed consolidated statements of operations. The initial estimated fair value of the Public Warrants was measured using a Monte Carlo simulation approach. The initial and subsequent fair value estimates of the Private Placement Warrants and the subsequent fair value estimates of the Public Warrants when trading volume is low are measured using a modified Black-Scholes option pricing model (see Note 9).

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
The contingent share receipt and contingent share issuance called for in the Non-Redemption Agreements is a single unit of account, representing a Contingent Forward (as defined in Note 6). Issuance of the Contingent Forward is liability-classified until exercise or expiration of the Optional Extension, at which time classification of the Contingent Forward will be re-assessed. The initial fair value of the Contingent Forward was recognized as a liability in the condensed balance sheets with an offset to non-operating expenses. Subsequent changes in fair value of the liability are recognized in earnings until such time that the instrument ceases to be liability-classified or settles.
The Deferred Consulting Fees (as defined in Note 6), which may be share-settled, was an equity-linked financial instrument that was required to be recognized as a liability at fair value. The initial fair value of the Deferred Consulting Fees was recognized as a liability in the condensed balance sheets with an offset to non-operating expenses. Subsequent changes in fair value of the liability are recognized in the Company’s unaudited condensed consolidated statements of operations.
Convertible Note Payable — Related Parties
In connection with the Contributions and New Contributions and advances the New Sponsor may make in the future to the Company for working capital expenses, on June 22, 2023, the Company issued a Convertible Note to the New Sponsor with a principal amount up to $1.5 million (see Note 5). Upon the consummation of the Company’s initial Business Combination, the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.50 per warrant, at the option of the New Sponsor. Such warrants will have terms identical to the Private Placement Warrants. As of September 30, 2024 and December 31, 2023, the Company had $550,000 and $500,000, respectively, outstanding under the Convertible Note. The option to convert the Convertible Note into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in the Company’s statements of operations each reporting period until the Convertible Note is repaid or converted. As of September 30, 2024 and December 31, 2023, the fair value of the embedded conversion option had a de minimis value.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs (“ASC 340”), and SEC Staff Accounting Bulletin Topic 5A, Expenses of Offering. Offering costs consist principally of professional and registration fees incurred that are related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred, presented as non-operating expenses in the unaudited condensed consolidated statements of operations. Offering costs allocated to the Public Shares were charged against the carrying value of the Public Shares upon the completion of the Initial Public Offering.
Waiver or reduction of offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis. Reduction of offering costs allocated to the Public Shares was recognized as a reduction to the carrying value of Public Shares subject to redemption. Offering costs allocated to warrant liabilities were recognized as a gain from extinguishment of liability allocated to warrant liabilities in the unaudited condensed consolidated statements of operations, which represented the original amount expensed in the Company’s Initial Public Offering.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in an interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s unaudited condensed consolidated financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s unaudited condensed consolidated financial statements.
Net Income(Loss) Per Ordinary Share
The Company complies with accounting and disclosure requirements of ASC 260, Earnings Per Share. Income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Remeasurement associated with the Public Shares subject to redemption is excluded from income (loss) per share as the redemption value approximates fair value. Therefore, the income (loss) per share calculation allocates income shared pro rata between Public Shares and a combination of Class B and non-redeemable Class A ordinary shares. As a result, the calculated net income (loss) per ordinary share is the same for Public Shares and a combination of Class B non-redeemable and Class A ordinary shares. The Company has not considered the effect of the Public Warrants and Private Placement Warrants to purchase an aggregate of 8,225,000 shares in the calculation of diluted net income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
The following tables reflect the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
	For the three months ended September 30,
	2024		2023
	Class A ordinary shares subject to possible redemption	Class B and non-redeemable Class A	Class A ordinary shares subject to possible redemption	Class B and non-redeemable Class A
Basic and diluted net income (loss) per ordinary share:
Numerator:
Allocation of net income (loss)	$(301,658)	$(393,281)	$386,287	$246,432
Denominator:
Basic and diluted weighted average ordinary shares outstanding	2,793,483	3,750,000	5,878,201	3,750,000
Basic and diluted net income (loss) per ordinary share	$(0.11)	$(0.10)	$0.07	$0.07
	For the nine months ended September 30,
	2024		2023
	Class A ordinary shares subject to possible redemption	Class B and non-redeemable Class A	Class A ordinary shares subject to possible redemption	Class B and non-redeemable Class A
Basic and diluted net income (loss) per ordinary share:
Numerator:
Allocation of net income (loss)	$(595,468)	$(776,331)	$2,036,047	$656,774
Denominator:
Basic and diluted weighted average ordinary shares outstanding	2,848,533	3,750,000	11,625,269	3,750,000
Basic and diluted net income (loss) per ordinary share	$(0.21)	$(0.21)	$0.18	$0.18
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.
Fair Value of Financial Instruments
The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.
The carrying amounts reflected in the condensed balance sheets for cash, prepaid expenses and other current assets, and accounts payable and accrued expenses approximate fair value due to their short-term nature.
•
Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

•
Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 9 for additional information on assets and liabilities measured at fair value.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
In the Initial Public Offering, the Company sold 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150,000,000. Each Unit consisted of one Public Share and one-third of one Public Warrant. Each Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7). The Company granted the underwriter a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions, which the underwriter did not exercise and expired on August 6, 2021.
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Previous Sponsor purchased an aggregate of 3,225,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant (for an aggregate purchase price of $4,837,500). Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law). There will be no redemption rights or liquidating distributions with respect to the Company’s warrants.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
On February 17, 2021, the Previous Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Company in exchange for the issuance of 4,312,500 Founder Shares. The Founder Shares

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
included an aggregate of up to 562,500 Class B ordinary shares subject to forfeiture by the Previous Sponsor to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the Previous Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. Upon the expiration of the over-allotment option on August 6, 2021, 562,500 Class B ordinary shares were forfeited, resulting in an aggregate of 3,750,000 Founder Shares outstanding.
A total of five anchor investors purchased 7,440,000 Units in the Initial Public Offering; with one anchor investor purchasing 2,235,000 Units, three anchor investors each purchasing 1,485,000 Units, and one anchor investor purchasing 750,000 Units. The anchor investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other Public Shareholders, other than a right of first refusal with respect to any private placement in connection with a Business Combination. Further, the anchor investors are not required to (i) hold any Units, Public Shares or Public Warrants they purchased in the Initial Public Offering, or thereafter, for any amount of time, (ii) vote any Public Shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The anchor investors will have the same rights to the funds held in the Trust Account with respect to the Public Shares they purchased in the Initial Public Offering as the rights afforded to the Company’s other Public Shareholders.
Each anchor investor entered into separate anchor commitment letters with the Company and the Previous Sponsor pursuant to which each anchor investor purchased a specified amount of membership interests from the Previous Sponsor upon closing of the Initial Public Offering.
The Previous Sponsor will retain voting and dispositive power over the anchor investors’ portion of the Founder Shares held by the Previous Sponsor until the consummation of the initial Business Combination, following which time the Previous Sponsor will distribute such Founder Shares to the anchor investors (subject to applicable lock-up restrictions). The estimated fair value of the Founder Shares as of the execution of the anchor commitment letters was $5.38 per share, or $2,994,491 in the aggregate, which was $2,159,708 in excess of the amount paid by anchor investors for this interest.
On June 15, 2023, the Company, the Previous Sponsor and New Sponsor entered into the Purchase Agreement, pursuant to which the Previous Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from Previous Sponsor an aggregate of (i) 2,625,000 Founder Shares and (ii) 2,257,500 Private Placement Warrants held by the Previous Sponsor. Prior to the completion of the Transfer Transaction, New Sponsor assigned its right to receive the 2,625,000 Founder Shares to Harry You. The Transfer Transaction was consummated on June 26, 2023, and immediately thereafter the Previous Sponsor elected to convert each of the remaining 1,125,000 Class B ordinary shares it held into Class A ordinary shares on a one-for-one basis and Mr. You elected to convert 2,624,999 of the 2,625,000 Class B ordinary shares he held into Class A ordinary shares on a one for one basis, leaving one Class B ordinary share outstanding.
The Initial Shareholders agreed that, subject to certain limited exceptions, the Founder Shares (including 3,749,999 non-redeemable Class A ordinary shares and one Class B ordinary share) will not be transferred, assigned, or sold until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Company’s Class A ordinary shares equals or exceeds (i) $12.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination or (ii) $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 75 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Administrative Services Agreement
The Company entered into an agreement, commencing on June 22, 2021, to pay an affiliate of the Previous Sponsor a total of $10,000 per month for administrative, financial and support services. The Company accrued $70,000 in connection with such agreement and upon closing of the Transfer Transaction on June 26, 2023, the Previous Sponsor forgave the balance owed upon consummation of the Transfer Transaction. The forgiveness amount is recorded as additional paid-in capital in the accompanying condensed balance sheets.
On July 25, 2023, the Company entered into a new administrative support agreement with the New Sponsor, pursuant to which the Company agreed to pay the New Sponsor or an affiliate of the New Sponsor a total of $10,000 per month for administrative, financial and support services. Upon the completion of a Business Combination, the Company will cease paying these monthly fees.
The Company incurred $30,000 and $90,000 in connection to such agreements for each of the three and nine months ended September 30, 2024 and 2023. As of September 30, 2024 and December 31, 2023, the Company had $150,000 and $60,000 in accounts payable and accrued expenses to related parties owed to the New Sponsor in connection with such arrangements.
Related Party Loans and Advances
Advances
As of December 31, 2022, the Company had advanced an aggregate of $2,058 to the Previous Sponsor. In April 2023, the Previous Sponsor advanced $50,000 to the Company for working capital needs. In June 2023, the Company repaid $9,114 to the Previous Sponsor and the Previous Sponsor forgave $38,828 in remaining net loans owed to it. The forgiveness amount is recorded as additional paid-in capital in the accompanying condensed balance sheets.
As of September 30, 2024 and December 31, 2023, the New Sponsor had advanced an aggregate of $1,461,716 and $579,190 to the Company for working capital needs. Subsequent to September 30, 2024, the New Sponsor advanced an additional amount of $345, increasing the aggregate outstanding amount to $1,462,062.
Convertible Promissory Note
In connection with the Contributions and New Contributions and advances the New Sponsor may make in the future to the Company for working capital expenses, on June 22, 2023, the Company issued a Convertible Note to the New Sponsor with a principal amount up to $1.5 million. The Convertible Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the Company’s liquidation. If the Company does not consummate an initial Business Combination by the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the Company’s initial Business Combination, the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.50 per warrant, at the option of the New Sponsor. Such warrants will have terms identical to the Private Placement Warrants. As of September 30, 2024 and December 31, 2023, the Company had $550,000 and $500,000, respectively, outstanding under the Convertible Note, which amount was deposited into the Trust Account. On October 25, 2024, the Company borrowed an additional $50,000 under the Convertible Note to deposit in the Trust Account as a New Contribution in connection with the extension through November 25, 2024, increasing the aggregate outstanding balance under the Convertible Note to $600,000.
The option to convert the Convertible Note into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
the Company’s statements of operations each reporting period until the Convertible Note is repaid or converted. As of September 30, 2024 and December 31, 2023, the fair value of the embedded conversion option had a de minimis value.
Amendment to Letter Agreement with Insiders
On August 22, 2024, Coliseum entered into an amendment of its letter agreement established in connection with the Initial Public Offering between Coliseum and its officers, directors and Sponsors, which provides (i) for reimbursement of $500,000 of out-of-pocket expenses incurred by Coliseum’s Chairman and his affiliates to finance transaction costs in connection with the Business Combination, and (ii) for each of Coliseum’s directors other than its Chairman to receive $100,000 in cash as compensation for services provided to Coliseum upon the earlier to occur of the consummation of the Business Combination or the liquidation of Coliseum.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Registration Rights Agreement
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Convertible Note or other working capital loans (“Working Capital Loans”) (and any Class A ordinary shares issuable upon the conversion of the Class B ordinary shares or exercise of the Private Placement Warrants and warrants issued upon conversion of the Convertible Note) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriter a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions, which the underwriter did not exercise and which expired on August 6, 2021.
The underwriter was paid a cash underwriting discount of $0.20 per Unit, or $3,000,000 in the aggregate, upon the closing of the Initial Public Offering. The underwriter paid $750,000 to the Company to reimburse certain of the Company’s expenses in connection with the Initial Public Offering. In addition, $0.375 per Unit, or $5,625,000 in the aggregate was to become payable to the underwriter for deferred underwriting commissions (“Deferred Underwriting Fee”). The Deferred Underwriting Fee was to become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Effective as of June 12, 2023, the underwriter of the Initial Public Offering waived its entitlement to the Deferred Underwriting Fee in the amount of $5,625,000. The Company recognized $5,349,375 of the Deferred Underwriting Fee waiver as a reduction to the carrying value of Public Shares subject to redemption with the remaining balance of $275,625 recognized as a gain from extinguishment of deferred underwriting fee allocated to warrant liabilities in the unaudited condensed consolidated statements of operations, which represents the original amount expensed in the Company’s Initial Public Offering.
Non-Redemption Agreements
In connection with the November Meeting, the Company and Mr. You entered into Non-Redemption Agreements with Non-Redeeming Shareholders, pursuant to which the Non-Redeeming Shareholders agreed

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the proposals brought before the November Meeting. In exchange for these commitments from the Non-Redeeming Shareholders, Mr. You agreed to forfeit at the closing of the Company’s initial Business Combination an aggregate of 606,971 Forfeited Shares, and the Company agreed to issue to the Non-Redeeming Shareholders a number of newly issued ordinary shares of the Company in an amount equal to the Forfeited Shares. Pursuant to the Sponsor Support Agreement, the Previous Sponsor agreed that it would share in such forfeitures, pro rata. The Company’s management determined that the contingent share forfeiture by Mr. You and the Previous Sponsor and contingent share issuance to the Non-Redeeming Shareholders is a single unit of account (hereinafter referred to as the “Contingent Forward”). The Contingent Forward is classified as a liability.
As of September 30, 2024 and December 31, 2023, the aggregate fair value of the Contingent Forward was $218,277 and $194,677, respectively. The Company recognized a loss in change in the fair value of non-redemption agreements of $34,792 and $23,600 for the three and nine months ended September 30, 2024, respectively.
Deferred Consulting Fee
On November 22, 2023, the Company engaged a consultant who also holds the Company’s Public Shares to provide the Company with consulting, advisory and related services with respect to the proxy statement that was approved in the November Meeting on November 27, 2023. The Company agreed to pay the consultant aggregate cash fees totaling $250,000 and a deferred fee (“Deferred Consulting Fee”) at the closing of the Business Combination in cash equal to the product of (i) 100,000 and (ii) the redemption price per share determined in connection with the Business Combination (the “Share Consideration Payment”). In order for the consultant to receive the Share Consideration Payment, the consultant must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If the consultant does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, the consultant will receive 100,000 Founder Shares at the closing of the Business Combination in lieu of the Share Consideration Payment.
The obligation, which may be share-settled, is an equity-linked financial instrument that is required to be recognized as a liability at fair value, with changes in fair value recognized in the Company’s unaudited condensed consolidated statements of operations. The Company recognized the initial fair value of the Deferred Consulting Fee as a liability, upon execution of the consulting agreement in November 2023. As of September 30, 2024 and December 31, 2023, the fair value of the Deferred Consulting Fee was $35,904 and $31,233, respectively. Loss resulted from changes in fair value of such instrument of $6,069 and $4,671, amounts of which were recognized in the Company’s unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2024, respectively. The estimated fair value of the Deferred Consulting Fee is determined using Level 3 inputs.
NOTE 7. WARRANTS
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
available, including in connection with a cashless exercise permitted as a result of a notice of redemption. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.
The Company agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within sixty (60) business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the Public Warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, Public Warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement (other than any such period as may be necessary in connection with the preparation and filing of a post-effective amendment to any registration statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the consummation of a Business Combination), exercise Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if Class A ordinary shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $18.00 — Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder; and

•
if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Public Warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like).

The Company will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $10.00 — Once Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:
•
in whole and not in part;

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
•
at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference based on the redemption date and the fair market value of the Class A ordinary shares, subject to certain exceptions;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like); and

•
if the Reference Value is less than $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The fair market value of the Company’s Class A ordinary shares shall mean the volume weighted average price of the Class A ordinary shares during the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. The Company will provide its Public Warrant holders with the final fair market value no later than the date on which the notice of redemption is sent to the holders of Public Warrants. In no event will the Public Warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per Public Warrant (subject to adjustment).
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Previous Sponsor or its affiliates, without taking into account any Founder Shares held by the Previous Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $18.00” and “— Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the Previous Sponsor, New Sponsor, or its or their permitted transferees. If the Private Placement Warrants are held by someone other than the Previous Sponsor, New Sponsor, or its or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
As of September 30, 2024 and December 31, 2023, there were 5,000,000 Public Warrants and 3,225,000 Private Placement Warrants outstanding. The Company accounts for the Public Warrants and Private Placement Warrants in accordance with the guidance contained in ASC 815. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
The Public Warrants and the Private Placement Warrants are derivate warrant liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities are adjusted to current fair value, with the change in fair value recognized in the Company’s unaudited condensed consolidated statements of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification. Refer to Note 9 for additional information on the fair value measurements of these warrants.
NOTE 8. SHAREHOLDERS’ DEFICIT
Preferred shares — The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2024 and December 31, 2023, there were no preferred shares issued or outstanding.
Class A ordinary shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.001 per share. As of December 31, 2022, there were 15,000,000 Class A ordinary shares issued and outstanding, all of which were subject to possible redemption and were classified outside of permanent equity in the condensed balance sheets (see Note 2). In connection with the shareholder approval of the First Extension on June 22, 2023, the Second Extension on November 27, 2023, and the Third Extension on September 24, 2024, an aggregate of 9,121,799, and 3,001,840, and 1,089,249 Public Shares were redeemed for an aggregate amount of $94,696,372, and $32,132,524, and $12,181,639, respectively. On June 26, 2023, immediately following the completion of the Transfer Transaction, the Previous Sponsor elected to convert each of the remaining 1,125,000 Class B ordinary shares it held into Class A ordinary shares on a one-for-one basis and Mr. You elected to convert 2,624,999 of the 2,625,000 Class B ordinary shares he held into Class A ordinary shares on a one for one basis. As of September 30, 2024 and December 31, 2023, there were a total of 5,537,111 Class A ordinary shares issued and outstanding, of which 1,787,112 shares and 2,876,361, respectively, were subject to possible redemption and were classified outside of permanent equity in the condensed balance sheets and 3,749,999 shares were non-redeemable and classified in shareholders’ deficit.
Class B ordinary shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.001 per share. Upon the expiration of the over-allotment option on August 6, 2021, 562,500 Class B ordinary shares were forfeited, resulting in an aggregate of 3,750,000 Founder Shares outstanding. Following the conversions by the Previous Sponsor and Mr. You of an aggregate of 3,749,999 Class B ordinary shares on a one-for-one basis into Class A ordinary shares on June 26, 2023, there was one Class B ordinary share outstanding. As of September 30, 2024 and December 31, 2023, there was one Class B ordinary share issued and outstanding.
Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to a Business Combination, holders of the Class B ordinary shares will have the right to appoint all of the Company’s directors and remove members of the board of directors for any reason, and holders of the Class A ordinary shares will not be entitled to vote on the appointment of directors during such time.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share subdivisions, share dividends, rights issuances, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
related to the closing of a Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.
NOTE 9. FAIR VALUE MEASUREMENT
The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2024 and December 31, 2023, and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
September 30, 2024
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Warrant liability – Public Warrants	$—	$250,000	$—
Warrant liability – Private Placement Warrants	$—	$—	$161,250
Deferred consulting fees	$—	$—	$35,904
Non-redemption agreement liabilities	$—	$—	$218,277
December 31, 2023
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Warrant liability – Public Warrants	$—	$200,000	$—
Warrant liability – Private Placement Warrants	$—	$—	$129,000
Deferred consulting fees	$—	$—	$31,233
Non-redemption agreement liabilities	$—	$—	$194,677
As of September 30, 2024 and December 31, 2023, the Company had $550,000 outstanding under the Convertible Note. The option to convert the Convertible Note into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in the Company’s unaudited condensed consolidated statements of operations each reporting period until the Convertible Note is repaid or converted. As of September 30, 2024 and December 31, 2023, the fair value of the embedded conversion option had a de minimis value.
The Company initially utilized a Monte Carlo simulation model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants was classified as Level 1 due to the use of an observable market quote in an active market under the ticker MITAW. In September 2023, the fair value measurements for Public Warrants were transferred to Level 2 due to low trading volume.
The Company utilizes a modified Black-Scholes method to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the Company’s unaudited condensed

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
consolidated statements of operations. The estimated fair value of the Private Placement Warrants are determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the date of valuation for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting periods. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement after the Public Warrants were separately listed and traded in August 2021. Starting in September 2023, the fair value measurement for Public Warrants was transferred to Level 2 measurement due to low trading volume.
The following table provides the significant inputs to the modified Black-Scholes method for the fair value of the Private Placement Warrants:
	As of September 30, 2024	As of December 31, 2023
Stock price	$11.14	$10.66
Exercise price	$11.50	$11.50
Expected term (in years)	5.2	5.5
Volatility(*)	3.2%	5.1%
Risk-free rate	3.5%	3.8%
Fair value of warrants	$0.05	$0.04

*
The probability of completing a Business Combination is considered within the volatility implied by the traded price of the Public Warrants which is used to value the Private Placement Warrants.

For the three and nine months ended September 30, 2024, the Company recognized gain (loss) in connection with decreases (increases) in the fair value of warrant liabilities of $0 and $(82,250) within change in fair value of derivative warrant liabilities in the Company’s unaudited condensed consolidated statements of operations, respectively. For the three and nine months ended September 30, 2023, the Company recognized loss in connection with increases in the fair value of warrant liabilities of $246,750 and $(658,000) within change in fair value of derivative warrant liabilities in the Company’s unaudited condensed consolidated statements of operations, respectively.
The following table provides the significant inputs to the Black-Scholes method for the fair value of the non-redemption agreement liabilities:
	As of September 30, 2024	As of December 31, 2023
Stock price	$11.14	$10.66
Expected term (in years)	0.20	0.70
Risk-free rate	4.4%	5.3%
Probability of closing of merger	3.2%	2.9%
The Company recognized loss in connection with changes in fair value of non-redemption agreement liabilities of $34,792 and $23,600 in the Company’s condensed statements of operations for the three and nine months ended September 30, 2024, respectively.

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
The following table provides the significant inputs to the Black-Scholes method for the fair value of the deferred consulting fees:
	As of September 30, 2024	As of December 31, 2023
Number of shares	100,000	100,000
Redemption rate	$11.22	$10.77
Probability of closing of merger	3.2%	2.9%
Fair value of deferred consulting fees	$35,904	$31,233
The Company recognized gain in connection with changes in fair value of deferred consulting fees of $6,069 and $4,671 in the Company’s unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2024, respectively.
The changes in the Level 3 fair value of the derivative liabilities are summarized as follows:
For the three and nine months ended September 30, 2024:
Balance as of December 31, 2023 – Level 3	$354,910
Change in fair value of deferred consulting fees	13,498
Change in fair value of non-redemption agreement liabilities	80,139
Change in fair value of derivative warrant liabilities – Private Warrants	83,850
Balance as of March 31, 2024 – Level 3	532,397
Change in fair value of deferred consulting fees	(14,896)
Change in fair value of non-redemption agreement liabilities	(91,331)
Change in fair value of derivative warrant liabilities – Private Warrants	(51,600)
Balance as of June 30, 2024 – Level 3	374,570
Change in fair value of deferred consulting fees	6,069
Change in fair value of non-redemption agreement liabilities	34,792
Change in fair value of derivative warrant liabilities – Private Warrants	—
Balance as of September 30, 2024 – Level 3	$415,431
For the three and nine months ended September 30, 2023:
Balance as of December 31, 2022 – Level 3	$129,000
Change in fair value of derivative warrant liabilities – Private Warrants	225,750
Balance as of March 31, 2023 – Level 3	354,750
Change in fair value of derivative warrant liabilities – Private Warrants	129,000
Balance as of June 30, 2023 – Level 3	483,750
Change in fair value of derivative warrant liabilities – Private Warrants	(96,750)
Balance as of September 30, 2023 – Level 3	$387,000
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based

COLISEUM ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
upon this review, the Company did not identify any subsequent events that required adjustment or disclosure in the unaudited condensed consolidated financial statements, except as noted below.
Subsequent to September 30, 2024, the New Sponsor advanced an additional amount of $345, increasing the aggregate outstanding amount to $1,462,062.
On October 25, 2024, the Company extended its Combination Period to November 25, 2024 and borrowed an additional $50,000 under the Convertible Note to deposit a New Contribution in the Trust Account in connection with the extension, increasing the aggregate outstanding balance under the Convertible Note to $600,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Coliseum Acquisition Corp.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Coliseum Acquisition Corp. (the “Company”) as of December 31, 2023, the related statements of operations, changes in shareholders’ deficit and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a business combination by June 25, 2024 then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and liquidity condition and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2023.
New York, New York
April 5, 2024
PCAOB ID NUMBER 100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Coliseum Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Coliseum Acquisition Corp. (the “Company”) as of December 31, 2022 and the related statements operations, shareholders’ deficit and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by June 25, 2023, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ RBSM LLP
We have served as the Company’s auditor since 2023.
New York, NY
April 14, 2023
PCAOB ID Number 587

COLISEUM ACQUISITION CORP.
BALANCE SHEETS
	December 31,
	2023	2022
Assets:
Current assets:
Cash	$—	$233,036
Due from related parties	—	2,058
Prepaid expenses	—	236,760
Total current assets	—	471,854
Cash and investments held in Trust Account	30,969,758	152,348,535
Total Assets	$30,969,758	$152,820,389
Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable and accrued expenses	$875,801	$185,500
Accounts payable and accrued expenses – related parties	639,190	10,000
Convertible note payable – related parties	500,000	—
Non-redemption agreement liabilities	194,677	—
Deferred consulting fee	31,233	—
Total current liabilities	2,240,901	195,500
Warrant liabilities	329,000	329,000
Deferred underwriting fee payable	—	5,625,000
Total Liabilities	2,569,901	6,149,500
Commitments and Contingencies
Class A ordinary shares, $0.001 par value; 500,000,000 shares authorized; 2,876,361 and 15,000,000 shares subject to possible redemption at approximately $10.77 and $10.16 per share as of December 31, 2023 and 2022, respectively	30,969,758	152,348,535
Shareholders’ Deficit:
Preferred shares, $0.001 par value; 5,000,000 shares authorized; none issued or outstanding as of December 31, 2023 and 2022	—	—
Class A ordinary shares, $0.001 par value; 500,000,000 shares authorized; 3,749,999 and 0 non-redeemable shares issued and outstanding as of December 31, 2023 and 2022, respectively	3,750	—
Class B ordinary shares, $0.001 par value; 50,000,000 shares authorized; 1 and 3,750,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	3,750
Additional paid-in capital	—	—
Accumulated deficit	(2,573,651)	(5,681,396)
Total shareholders’ deficit	(2,569,901)	(5,677,646)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$30,969,758	$152,820,389
The accompanying notes are an integral part of these financial statements.

COLISEUM ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	For the years ended December 31,
	2023	2022
General and administrative expenses	$1,931,216	$1,251,553
Loss from operations	(1,931,216)	(1,251,553)
Other income (expenses):
Interest earned from cash and investments held in Trust Account	4,950,119	2,317,796
Gain from extinguishment of deferred underwriting fee allocated to warrant liabilities	275,625	—
Change in fair value of derivative warrant liabilities	—	6,530,000
Loss in connection with non-redemption agreements	(194,898)	—
Change in fair value of non-redemption agreement liabilities	221	—
Change in fair value of deferred consulting fee	(190)	—
Total other income (expenses)	5,030,877	8,847,796
Net income	$3,099,661	$7,596,243
Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted	9,888,845	15,000,000
Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.23	$0.41
Weighted average shares outstanding of Class B and non-redeemable Class A ordinary shares, basic and diluted	3,750,000	3,750,000
Basic and diluted net income per share, Class B and non-redeemable Class A ordinary shares	$0.23	$0.41
The accompanying notes are an integral part of these financial statements.

COLISEUM ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
	For the year ended December 31, 2023
	Ordinary Shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Non-redeemable Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	—	$—	3,750,000	$3,750	$—	$(5,681,396)	$(5,677,646)
Increase in redemption value of Public Shares subject to redemption due to extension	—	—	—	—	—	(500,000)	(500,000)
Conversion of Class B ordinary shares into non-redeemable Class A ordinary shares	3,749,999	3,750	(3,749,999)	(3,750)	—	—	—
Forgiveness of debt to Previous Sponsor	—	—	—	—	108,828	—	108,828
Remeasurement of Public Shares subject to redemption amount	—	—	—	—	(108,828)	508,084	399,256
Net income	—	—	—	—	—	3,099,661	3,099,661
Balance – December 31, 2023	3,749,999	$3,750	1	$—	$—	$(2,573,651)	$(2,569,901)
	For the year ended December 31, 2022
	Ordinary Shares				Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Non-redeemable Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	—	$—	3,750,000	$3,750	$—	$(10,959,843)	$(10,956,093)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(2,317,796)	(2,317,796)
Net income	—	—	—	—	—	7,596,243	7,596,243
Balance – December 31, 2022	—	$—	3,750,000	$3,750	$—	$(5,681,396)	$(5,677,646)
The accompanying notes are an integral part of these financial statements.

COLISEUM ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	For the years ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net income	$3,099,661	$7,596,243
Adjustments to reconcile net income to net cash used in operating activities:
Gain from extinguishment of deferred underwriting fee allocated to warrant liabilities	(275,625)	—
Interest earned from cash and investments held in Trust Account	(4,950,119)	(2,317,796)
Change in fair value of derivative warrant liabilities	—	(6,530,000)
Loss in connection with non-redemption agreements	194,898	—
Change in fair value of non-redemption agreement liabilities	(221)	—
Initial fair value of deferred consulting fee	31,043	—
Change in fair value of deferred consulting fee	190	—
Changes in operating assets and liabilities:
Prepaid expenses	236,760	516,198
Due from Previous Sponsor	—	(2,058)
Accounts payable and accrued expenses	690,301	158,504
Accounts payable and accrued expenses – related parties	699,190	10,000
Net cash used in operating activities	(273,922)	(568,909)
Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for redemptions	126,828,896	—
Cash deposited in Trust Account for extension	(500,000)	—
Net cash provided by investing activities	126,328,896	—
Cash Flows from Financing Activities:
Proceeds received from related parties under convertible note payable	500,000	—
Redemption of Public Shares	(126,828,896)	—
Advances from Previous Sponsor	50,000	—
Repayment of advances from Previous Sponsor	(9,114)	—
Net cash used in financing activities	(126,288,010)	—
Net change in cash	(233,036)	(568,909)
Cash – Beginning of the year	233,036	801,945
Cash – End of the year	$—	$233,036
Supplemental disclosure of noncash activities:
Increase in redemption value of Public Shares subject to redemption due to extension	$500,000	$—
Remeasurement of Public Shares subject to possible redemption to redemption amount	$399,256	$2,317,796
Extinguishment of deferred underwriting fee allocated to Public Shares	$5,349,375	$—
Forgiveness of debt to Previous Sponsor	$108,828	$—
The accompanying notes are an integral part of these financial statements.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Coliseum Acquisition Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on February 5, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2023, the Company had not commenced any operations. All activity for the period from February 5, 2021 (inception) through December 31, 2023 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of investment income from the proceeds derived from the Initial Public Offering and will recognize other income and expense related to the change in fair value of warrant liabilities.
The registration statement for the Initial Public Offering was declared effective on June 22, 2021. On June 25, 2021, the Company consummated the Initial Public Offering of 15,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $150,000,000, which is discussed in Note 3. Each Unit consisted of one Public Share and one-third of one warrant to purchase one Class A ordinary share (the “Public Warrants”). The Company granted the underwriter a 45-day option to purchase up to 2,250,000 additional Units, which option expired unexercised on August 6, 2021. Transaction costs amounted to $9,176,463, consisting of $3,000,000 of underwriting fees, $5,625,000 of deferred underwriting fees, which was later entirely waived on June 12, 2023 (see Note 6), and $551,463 of other offering costs. The Company was reimbursed $750,000 by the underwriter for such transaction costs upon closing of the Initial Public Offering.
Prior to the Initial Public Offering, the Previous Sponsor purchased an aggregate of 4,312,500 Class B ordinary shares, par value $0.001 per share (the “Class B ordinary shares” or “Founder Shares”, which term includes the Class A ordinary shares issued or issuable upon exercise of the Class B ordinary shares) for an aggregate purchase price of $25,000, or approximately $0.006 per share.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 3,225,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Coliseum Acquisition Sponsor LLC (the “Previous Sponsor”), generating gross proceeds of $4,837,500, which is described in Note 4.
Following the closing of the Initial Public Offering on June 25, 2021, an amount of $150,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) to be invested only in U.S. government securities with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury bills, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below. On June 21, 2023 the Company entered into Amendment No. 1 to the Trust Agreement with Continental Stock Transfer & Trust Company, as trustee (the “Trustee”), which amended the Trust Agreement to provide that the Trustee may, at the direction of the Company (i) hold the funds in the Trust Account uninvested, (ii) hold the Funds in the Trust Account in an interest-bearing bank demand deposit account, or (iii) invest and reinvest the funds in the Trust Account in solely United States government securities within the meaning of Section 2 (a) (16) of the Investment Company Act having a maturity of 185 days or less, or in money market funds meeting the conditions of

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
paragraphs (d) (1), (d) (2), (d) (3) and (d) (4) of Rule 2a – 7 promulgated under the Investment Company Act (or any successor rule), which invest only in direct U.S. government treasury obligations. On June 27, 2023, the Company moved its Trust Account out of investment in securities and into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company.
The Company will provide the holders of its Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account (initially at $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).
The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its amended and restated memorandum and articles of association as then in effect (the “Articles”), conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Previous Sponsor, New Sponsor, Harry L. You and the Company’s officers and the other holders of Founder Shares immediately prior to the Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Articles provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.
The Initial Shareholders agreed to waive (i) their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the consummation of a Business Combination (ii) their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with a shareholder vote to approve an amendment to the Articles (A) that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to have their shares redeemed in connection with an initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity and (iii) their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company does not complete a Business Combination within the Combination Period. However, if the Initial Shareholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period (as defined below).

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
On June 15, 2023, the Company, the Previous Sponsor and the New Sponsor entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, the Previous Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from Previous Sponsor an aggregate of 2,625,000 Founder Shares and 2,257,500 Private Placement Warrants held by the Previous Sponsor for an aggregate purchase price of $1.00 plus the New Sponsor’s agreement to fund monthly Contributions in connection with the First Extension (each as defined below). Such transaction (the “Transfer Transaction”) was consummated on June 26, 2023. In connection with the Transfer Transaction, the Initial Public Offering underwriter waived its deferred underwriting fees. Also in connection with the Transfer Transaction, the Company appointed Charles Wert to serve as its Chief Executive Officer and as a member of the board of directors and Oanh Truong to serve as Chief Financial Officer, Harry You to serve as chairman, and Roland Rapp, Kenneth Rivers and Walter Skowronski to serve on the board of directors.
The Company initially had 24 months from the closing of the Initial Public Offering (or June 25, 2023) to complete a Business Combination, which was later extended as discussed below. On June 22, 2023, the Company held an extraordinary general meeting (the “June Meeting”). At the June Meeting, shareholders voted on and approved three proposals (i) an amendment of the Articles to extend the date by which the Company had to consummate a Business Combination up to twelve (12) times for an additional one (1) month each time, only if the Previous Sponsor or its designee would make Contributions into the Trust Account, as a loan, an amount equal to $100,000 for each monthly Extension Period elected by the Company’s board of directors, (ii) an amendment to the Articles to remove the net tangible asset requirement from the Articles in order to expand the methods that the Company may employ so as not to become subject to the “penny stock” rules of the SEC, and (iii) an amendment to the Articles to provide for the right of a holder of the Class B ordinary shares to convert into Public Shares on a one-for-one basis at any time and from time to time prior to the closing of a Business Combination at the election of the holder.
In connection with the Transfer Transaction, the New Sponsor assumed the obligation to make Contributions in connection with each monthly Extension Period elected by the board of directors. Following the approval of the First Extension, the board of directors elected five Extension Periods and the New Sponsor made an aggregate $500,000 Contribution which was deposited into the Trust Account.
On November 27, 2023, the Company held an extraordinary general meeting in lieu of annual general meeting of the Company (the “November Meeting”). At the November Meeting, shareholders voted on and approved three proposals: (i) an amendment to the Articles to extend the date by which the Company had to consummate an initial Business Combination to June 25, 2024, and to allow the Company, without another shareholder vote, by resolution of the board of directors, to elect to further extend such period for an additional three months, until up to September 25, 2024 (the “Optional Extension”), without requiring the New Sponsor to make any Contributions into the Trust Account, (ii) an amendment to the Articles to permit the board of directors, in its sole discretion, to elect to wind up the Company’s operations prior to the end of the Combination Period, as determined by the board of directors and included in a public announcement, and (iii) the re-election of Walter Skowronski and Harry L. You as Class I directors to serve for a term of three years or until their respective successors are duly elected or appointed and qualified.
In connection with the shareholder approval of the First Extension on June 22, 2023 and the Second Extension on November 27, 2023, an aggregate of 9,121,799 and 3,001,840 Public Shares was redeemed for an aggregate amount of $94,696,372 and $32,132,524, respectively. As of December 31, 2023, the Company had 2,876,361 Public Shares outstanding and an aggregate amount of $30,969,758 held in the Trust Account.
In connection with the November Meeting, the Company and an affiliate of the New Sponsor, Harry L. You, entered into non-redemption agreements (collectively, the “Non-Redemption Agreements”) with certain of the Company’s existing shareholders and other unaffiliated investors (collectively, the “Non-Redeeming Shareholders”), pursuant to which the Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the proposals brought before the November Meeting. In exchange for these commitments from the Non-Redeeming Shareholders,

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Mr. You agreed to forfeit at the closing of the Company’s initial Business Combination (i) an aggregate of 455,228 Founder Shares in consideration of the extension to June 25, 2024, and (ii) if applicable, an aggregate of 151,743 Founder Shares in consideration for the further extension to September 25, 2024 (collectively, the “Forfeited Shares”), and the Company agreed to issue to the Non-Redeeming Shareholders a number of newly issued ordinary shares of the Company in an amount equal to the Forfeited Shares.
If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants.
In order to protect the amounts held in the Trust Account, the New Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the Trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Previous Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Previous Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
The Company received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on March 21, 2023 indicating that the Company was not in compliance with Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing on the Nasdaq Capital Market (the “Minimum Public Holders Rule”). The Company submitted a plan to Nasdaq to regain compliance with the Minimum Public Holders Rule on June 26, 2023. Nasdaq approved the plan and granted the Company an extension until September 17, 2023 to demonstrate compliance with the Minimum Public Holders Rule (the “Compliance Period”). On September 20, 2023, the Company received written notice from Nasdaq stating that the Company has not regained compliance with the Minimum Public Holders Rule within the Compliance Period. The Company submitted an appeal to Nasdaq’s delisting determination by requesting a hearing before a Hearings Panel (the “Panel”) on September 27, 2023, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Such request automatically stayed the suspension of the Company’s securities pending the Panel’s decision. On November 8, 2023, the Company received written notice from Nasdaq that the Company is in compliance with all applicable continued listing standards.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Going Concern Consideration
As of December 31, 2023, the Company had no cash held outside of the Trust Account and working capital deficit of $2,240,901. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans.
In addition, in order to provide the Contribution and to finance transaction costs in connection with a Business Combination, the Company issued a Convertible Note to the New Sponsor with a principal amount up to $1.5 million on June 22, 2023 as discussed in Note 5. As of December 31, 2023, the Company had $500,000 outstanding under the Convertible Note, which amount was deposited into the Trust Account.
In connection with the management’s assessment of going concern considerations in accordance with FASB ASC Topic 210-40, Presentation of Financial Statements — Going Concern, the Company’s management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about its ability to continue as a going concern through the earlier of the liquidation date or the completion of the initial Business Combination. Management plans to address this uncertainty through a Business Combination as discussed above. There is no assurance that the Company’s plans to consummate a Business Combination will be successful or successful within the Combination Period (June 25, 2024, which may be extended to September 25, 2024). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Risks and Uncertainties
United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The Company has elected to implement the aforementioned exemptions.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates. The initial valuation of the Public Warrants (see Note 3), the recurring valuation of the Private Placement Warrants and the valuations for the shares associated with the Non-Redemption Agreements required management to exercise significant judgment in its estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and 2022.
Cash and Investments Held in Trust Account
Until June 27, 2023, when the Company moved its Trust Account out of investment in securities and into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company, the Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest earned from cash and investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Class A Ordinary Shares Subject to Possible Redemption
All of the outstanding Public Shares contain a redemption feature which allows for the redemption of such shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with a Business Combination and in connection with certain amendments to the Articles. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, the carrying value of all Public Shares have been classified outside of permanent equity.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of Public Shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of Public Shares are affected by charges against additional paid-in capital and accumulated deficit.
As of December 31, 2023 and 2022, the carrying value of Class A Ordinary Shares reflected in the balance sheets is reconciled in the following table:
Class A Ordinary Shares subject to possible redemption as of December 31, 2021	$150,030,739
Plus:
Remeasurement of carrying value to redemption value	2,317,796
Class A Ordinary Shares subject to possible redemption as of December 31, 2022	152,348,535
Plus:
Waiver of Class A ordinary shares subject to possible redemption issuance costs	5,349,375
Increase in redemption value of Class A Ordinary Shares subject to redemption due to extension	500,000
Less:
Redemption of Class A ordinary shares subject to possible redemption	(126,828,896)
Remeasurement of carrying value to redemption value	(399,256)
Class A Ordinary Shares subject to possible redemption as of December 31, 2023	$30,969,758
Derivative Financial Instruments
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The assessment considers whether the financial instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
financial instruments meet all of the requirements for equity classification under ASC 815, including whether the financial instruments are indexed to the Company’s own ordinary shares, among other conditions for equity classification.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and at each balance sheet date thereafter. Changes in the estimated fair value of the liability-classified warrants are recognized as a non-cash gain or loss on the statements of operations. The initial estimated fair value of the Public Warrants was measured using a Monte Carlo simulation approach. The initial and subsequent fair value estimates of the Private Placement Warrants is measured using a modified Black-Scholes option pricing model (see Note 9).
The contingent share receipt and contingent share issuance called for in the Non-Redemption Agreements is a single unit of account, representing a Contingent Forward (as defined in Note 6). Issuance of the Contingent Forward is liability-classified until exercise or expiration of the Optional Extension, at which time classification of the Contingent Forward will be re-assessed. The initial fair value of the Contingent Forward was recognized as a liability in the balance sheet with an offset to non-operating expenses. Subsequent changes in fair value of the liability are recognized in earnings until such time that the instrument ceases to be liability-classified or settles.
Convertible Note Payable — Related parties
In connection with the Contribution and advances the New Sponsor may make in the future to the Company for working capital expenses, on June 22, 2023, the Company issued a Convertible Note to the New Sponsor with a principal amount up to $1.5 million (see Note 5). Upon the consummation of the Company’s initial Business Combination, the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.50 per warrant, at the option of the New Sponsor. Such warrants will have terms identical to the Private Placement Warrants. As of December 31, 2023, the Company had $500,000 outstanding under the Convertible Note. The option to convert the Convertible Note into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in the Company’s statements of operations each reporting period until the Convertible Note is repaid or converted. As of the funding date and December 31, 2023, the fair value of the embedded conversion option had a de minimis value.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs (“ASC 340”), and SEC Staff Accounting Bulletin Topic 5A, — Expenses of Offering. Offering costs consist principally of professional and registration fees incurred that are related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred, presented as non-operating expenses in the statements of operations. Offering costs allocated to the Public Shares were charged against the carrying value of the Public Shares upon the completion of the Initial Public Offering.
Waiver or reduction of offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis. Reduction of offering costs allocated to the Public Shares was recognized as a reduction to the carrying value of Public Shares subject to redemption. Offering costs allocated to warrant liabilities were recognized as a gain from extinguishment of liability allocated to warrant liabilities in the statements of operations, which represented the original amount expensed in the Company’s Initial Public Offering.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Income Taxes
The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in an interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.
Net Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of ASC 260, Earnings Per Share. Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Remeasurement associated with the Public Shares subject to redemption is excluded from net income per share as the redemption value approximates fair value. Therefore, the net income per share calculation allocates income shared pro rata between Public Shares and a combination of Class B and non-redeemable Class A ordinary shares. As a result, the calculated net income per ordinary share is the same for Public Shares and a combination of Class B non-redeemable and Class A ordinary shares. The Company has not considered the effect of the Public Warrants and Private Placement Warrants to purchase an aggregate of 8,225,000 shares in the calculation of diluted net income per share, since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted income per share is the same as basic income per share for the periods presented.
The following tables reflect the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
	For the years ended December 31,
	2023		2022
	Class A ordinary shares subject to possible redemption	Class B and non-redeemable Class A	Class A ordinary shares subject to possible redemption	Class B and non-redeemable Class A
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income	$2,247,409	$852,252	$6,076,994	$1,519,249
Denominator:
Basic and diluted weighted average ordinary shares outstanding	9,888,845	3,750,000	15,000,000	3,750,000
Basic and diluted net income per ordinary share	$0.23	$0.23	$0.41	$0.41
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.
Fair Value of Financial Instruments
The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.
The carrying amounts reflected in the balance sheets for cash, prepaid expenses and other current assets, and accounts payable and accrued expenses approximate fair value due to their short-term nature.
•
Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

•
Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 9 for additional information on assets and liabilities measured at fair value.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
In the Initial Public Offering, the Company sold 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150,000,000. Each Unit consisted of one Public Share and one-third of one Public Warrant. Each Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7). The Company granted the underwriter a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions, which the underwriter did not exercise and expired on August 6, 2021.
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Previous Sponsor purchased an aggregate of 3,225,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant (for an aggregate purchase price of $4,837,500). Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).There will be no redemption rights or liquidating distributions with respect to the Company’s warrants.
NOTE 5. RELATED PARTIES TRANSACTIONS
Founder Shares
On February 17, 2021, the Previous Sponsor paid an aggregate of $25,000 to cover certain expenses on behalf of the Company in exchange for the issuance of 4,312,500 Founder Shares. The Founder Shares included an aggregate of up to 562,500 Class B ordinary shares subject to forfeiture by the Previous Sponsor to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the Previous Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. Upon the expiration of the over-allotment option on August 6, 2021, 562,500 Class B ordinary shares were forfeited, resulting in an aggregate of 3,750,000 Founder Shares outstanding.
A total of five anchor investors purchased 7,440,000 Units in the Initial Public Offering; with one anchor investor purchasing 2,235,000 Units, three anchor investors each purchasing 1,485,000 Units, and one anchor investor purchasing 750,000 Units. The anchor investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other Public Shareholders, other than a right of first refusal with respect to any private placement in connection with a Business Combination. Further, the anchor investors are not required to (i) hold any Units, Public Shares or Public Warrants they purchased in the Initial Public Offering, or thereafter, for any amount of time, (ii) vote any Public Shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The anchor investors will have the same rights to the funds held in the Trust Account with respect to the Public Shares they purchased in the Initial Public Offering as the rights afforded to the Company’s other Public Shareholders.
Each anchor investor entered into separate anchor commitment letters with the Company and the Previous Sponsor pursuant to which each anchor investor purchased a specified amount of membership interests from the Previous Sponsor upon closing of the Initial Public Offering.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The Previous Sponsor will retain voting and dispositive power over the anchor investors’ portion of the Founder Shares held by the Previous Sponsor until the consummation of the initial Business Combination, following which time the Previous Sponsor will distribute such Founder Shares to the anchor investors (subject to applicable lock-up restrictions). The estimated fair value of the Founder Shares as of the execution of the anchor commitment letters was $5.38 per share, or $2,994,491 in the aggregate, which was $2,159,708 in excess of the amount paid by anchor investors for this interest.
On June 15, 2023, the Company, the Previous Sponsor and New Sponsor entered into an agreement, pursuant to which the Previous Sponsor agreed to sell to the New Sponsor, and the New Sponsor agreed to purchase from Previous Sponsor an aggregate of (i) 2,625,000 Founder Shares and (ii) 2,257,500 Private Placement Warrants held by the Previous Sponsor. The Transfer Transaction was consummated on June 26, 2023. Immediately prior to the closing of the Transfer Transaction, the Previous Sponsor elected to convert an aggregate of 3,749,999 Class B ordinary shares on a one-for-one basis into non-redeemable Class A ordinary shares, leaving one Class B ordinary share outstanding.
The Initial Shareholders agreed that, subject to certain limited exceptions, the Founder Shares (including 3,749,999 non-redeemable Class A ordinary shares and one Class B ordinary shares) will not be transferred, assigned, or sold until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Company’s Class A ordinary shares equals or exceeds (i) $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination or (ii) $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 75 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Administrative Services Agreement
The Company entered into an agreement, commencing on June 22, 2021, to pay an affiliate of the Previous Sponsor a total of $10,000 per month for administrative, financial and support services. The Company accrued $70,000 in connection with such agreement and upon closing of the Transfer Transaction on June 26, 2023, the Previous Sponsor forgave the balance owed upon consummation of the Transfer Transaction. The forgiveness amount is recorded as additional paid-in capital in the accompanying balance sheets.
On July 25, 2023, the Company entered into a new administrative support agreement with the New Sponsor, pursuant to which the Company agreed to pay the New Sponsor or an affiliate of the New Sponsor a total of $10,000 per month for administrative, financial and support services. Upon the completion of a Business Combination, the Company will cease paying these monthly fees.
The Company incurred $120,000 in connection to such agreements for each of the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had $60,000 in accounts payable and accrued expenses to related parties owed to the New Sponsor. As of December 31, 2022, the Company had $10,000 in accounts payable and accrued expenses to related parties owed to the Previous Sponsor.
Related parties Loans and Advances
Advances
As of December 31, 2022, the Company had advanced an aggregate of $2,058 to the Previous Sponsor. In April 2023, the Previous Sponsor advanced $50,000 to the Company for working capital needs. In

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
June 2023, the Company repaid $9,114 to the Previous Sponsor and the Previous Sponsor forgave $38,828 in remaining net loans owed to it. The forgiveness amount is recorded as additional paid-in capital in the accompanying balance sheet.
During the year ended December 31, 2023, the New Sponsor advanced an aggregate of $579,190 to the Company for working capital needs. Subsequent to December 31, 2023, the New Sponsor advanced an additional amount of $504,266 to the Company.
Convertible Promissory Note
In connection with the Contribution and advances the New Sponsor may make in the future to the Company for working capital expenses, on June 22, 2023, the Company issued a Convertible Note to the New Sponsor with a principal amount up to $1.5 million. The Convertible Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the Company’s liquidation. If the Company does not consummate an initial Business Combination by the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the Company’s initial Business Combination, the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.50 per warrant, at the option of the New Sponsor. Such warrants will have terms identical to the Private Placement Warrants. As of December 31, 2023, the Company had $500,000 outstanding under the Convertible Note, which amount was deposited into the Trust Account.
The option to convert the Convertible Note into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in the Company’s statements of operations each reporting period until the Convertible Note is repaid or converted. As of the funding date and December 31, 2023, the fair value of the embedded conversion option had a de minimis value.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Registration Rights Agreement
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Convertible Note or other working capital loans (and any Class A ordinary shares issuable upon the conversion of the Class B ordinary shares or exercise of the Private Placement Warrants and warrants issued upon conversion of the Convertible Note) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriter a 45-day option to purchase up to 2,250,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions, which the underwriter did not exercise and which expired on August 6, 2021.
The underwriter was paid a cash underwriting discount of $0.20 per Unit, or $3,000,000 in the aggregate, upon the closing of the Initial Public Offering. The underwriter paid $750,000 to the Company to reimburse certain of the Company’s expenses in connection with the Initial Public Offering. In addition, $0.375 per Unit, or $5,625,000 in the aggregate was to become payable to the underwriter for deferred

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
underwriting commissions (“Deferred Underwriting Fee”). The Deferred Underwriting Fee was to become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Effective as of June 12, 2023, the underwriter of the Initial Public Offering waived its entitlement to the Deferred Underwriting Fee in the amount of $5,625,000. The Company recognized $5,349,375 of the Deferred Underwriting Fee waiver as a reduction to the carrying value of Public Shares subject to redemption with the remaining balance of $275,625 recognized as a gain from extinguishment of deferred underwriting fee allocated to warrant liabilities in the statement of operations, which represents the original amount expensed in the Company’s Initial Public Offering.
Non-Redemption Agreements
In connection with the November Meeting, the Company and an affiliate of the New Sponsor, Harry L. You, entered into Non-Redemption Agreements with Non-Redeeming Shareholders, pursuant to which the Non-Redeeming Shareholders agreed not to redeem an aggregate of 2,023,236 Public Shares and to vote all of such shares in favor of the proposals brought before the November Meeting. In exchange for these commitments from the Non-Redeeming Shareholders, Mr. You agreed to forfeit at the closing of the Company’s initial Business Combination (i) the First Tranche of 455,228 Founder Shares in consideration of the extension to June 25, 2024, and (ii) if applicable, the Second Tranche of 151,743 Founder Shares in consideration for the Optional Extension to September 25, 2024 (collectively, an aggregate of 606,971 Forfeited Shares), and the Company agreed to issue to the Non-Redeeming Shareholders a number of newly issued ordinary shares of the Company in an amount equal to the Forfeited Shares. The Company’s management determined that the contingent share forfeiture by the Sponsor and Mr. You and contingent share issuance to the Non-Redeeming Shareholders is a single unit of account (hereinafter referred to as the “Contingent Forward”). The Contingent Forward is classified as a liability.
The Company estimated the initial aggregate fair value of the Contingent Forward to be $194,898. The Company recorded as an expense on November 27, 2023 and recognized a gain in change in the fair value of non-redemption agreements of $221 for the year ended December 31, 2023.
Deferred Consulting Fee
On November 22, 2023, the Company engaged a consultant who also holds the Company’s Public Shares to provide the Company with consulting, advisory and related services with respect to the proxy statement that was approved in the November Meeting on November 27, 2023. The Company agreed to pay the consultant aggregate cash fees totaling $250,000 and a deferred fee (“Deferred Consulting Fee”) at the closing of the Business Combination, following the satisfaction of redemption demands validly submitted by the consultant. At that time, the Company shall pay the consultant directly from the Company’s Trust Account an amount in cash equal to the product of (i) 100,000 and (ii) the per-share redemption price of the Public Shares (the “Share Consideration Payment”). In order for the consultant to receive the Share Consideration Payment, the consultant must not redeem 100,000 Public Shares at the time of the Business Combination redemption deadline. If the consultant does not hold 100,000 Public Shares through the redemption deadline for the Business Combination, the consultant will receive 100,000 Founder Shares at the time of Business Combination closing in lieu of the Share Consideration Payment.
The obligation, which may be share-settled, is an equity-linked financial instrument that is required to be recognized as a liability at fair value, with changes in fair value recognized in the Company’s statements of operations. The Company recognized the initial fair value of the Deferred Consulting Fee of $31,042 as a liability, upon execution of the consulting agreement in November 2023. The increase in fair value of the Deferred Consulting Fee of $190 through December 31, 2023 was recognized in the Company’s statements of operations. The estimated fair value of the Deferred Consulting Fee is determined using Level 3 inputs.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
NOTE 7. WARRANTS
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.
The Company agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within sixty (60) business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the Public Warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, Public Warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement (other than any such period as may be necessary in connection with the preparation and filing of a post-effective amendment to any registration statement following the filing of the Company’s Annual Report on Form 10-K for its first completed fiscal year following the consummation of a Business Combination), exercise Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if Class A ordinary shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $18.00 — Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder; and

•
if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Public Warrant holders (the “Reference Value”) equals or

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like).
The Company will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $10.00 — Once Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:
•
in whole and not in part;

•
at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference based on the redemption date and the fair market value of the Class A ordinary shares, subject to certain exceptions;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like); and

•
if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The fair market value of the Company’s Class A ordinary shares shall mean the volume weighted average price of the Class A ordinary shares during the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. The Company will provide its Public Warrant holders with the final fair market value no later than the date on which the notice of redemption is sent to the holders of Public Warrants. In no event will the Public Warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per Public Warrant (subject to adjustment).
In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Previous Sponsor or its affiliates, without taking into account any Founder Shares held by the Previous Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $18.00” and “— Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of Public Warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the Previous Sponsor, New Sponsor, or its or their permitted transferees. If the Private Placement Warrants are held by someone other than the Previous Sponsor, New Sponsor, or its or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
At December 31, 2023 and 2022, there were 5,000,000 Public Warrants and 3,225,000 Private Placement Warrants outstanding. The Company accounts for the Public Warrants and Private Placement Warrants in accordance with the guidance contained in ASC 815. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.
The Public Warrants and the Private Placement Warrants are derivate warrant liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities are adjusted to current fair value, with the change in fair value recognized in the Company’s statements of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification. Refer to Note 9 for additional information on the fair value measurements of these warrants.
NOTE 8. SHAREHOLDERS’ DEFICIT
Preferred shares — The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and 2022, there were no preferred shares issued or outstanding.
Class A ordinary shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.001 per share. As of December 31, 2022, there were 15,000,000 Class A ordinary shares issued and outstanding, all of which were subject to possible redemption and were classified outside of permanent equity in the balance sheets (see Note 2). In connection with the shareholder approval of the First Extension on June 22, 2023 and the Second Extension on November 27, 2023, an aggregate of 9,121,799 and 3,001,840 Public Shares was redeemed for an aggregate amount of $94,696,372 and $32,132,524, respectively. On June 26, 2023, the Previous Sponsor elected to convert an aggregate of 3,749,999 Class B ordinary shares on a one for one basis into non-redeemable Class A ordinary shares. As of December 31, 2023, there were a total of 6,626,360 Class A ordinary shares issued and outstanding, of which 2,876,361 shares were subject to possible redemption and were classified outside of permanent equity in the balance sheets and 3,749,999 shares were non-redeemable and classified in shareholders’ deficit.
Class B ordinary shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.001 per share. Upon the expiration of the over-allotment option on August 6, 2021, 562,500 Class B ordinary shares were forfeited, resulting in an aggregate of 3,750,000 Founder Shares outstanding. On June 26, 2023, the Previous Sponsor elected to convert an aggregate of 3,749,999 Class B ordinary shares on a one-for-one basis into Class A ordinary shares, leaving one Class B ordinary share outstanding. As of December 31, 2023 and 2022, there were 1 and 3,750,000 Class B ordinary shares issued and outstanding, respectively.
Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to a Business Combination, holders of the Class B ordinary shares will

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
have the right to appoint all of the Company’s directors and remove members of the board of directors for any reason, and holders of the Class A ordinary shares will not be entitled to vote on the appointment of directors during such time.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like, and subject to further adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination.
NOTE 9. FAIR VALUE MEASUREMENT
The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2022, and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
December 31, 2023

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Warrant liability – Public Warrants	$—	$200,000	$—
Warrant liability – Private Placement Warrants	$—	$—	$129,000
Deferred consulting fee	$—	$—	$31,233
Non-redemption agreement liabilities	$—	$—	$194,677
December 31, 2022

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Money market instruments	$152,348,309	$—	$—
Liabilities:
Warrant liability – Public Warrants	$200,000	$—	$—
Warrant liability – Private Placement Warrants	$—	$—	$129,000

(1)
As of December 31, 2022, the cost basis of the money market instruments held in Trust Account was $151,739,777 and as of December 31, 2023, all investments held in Trust Account reside in demand deposit account.

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The Company initially utilized a Monte Carlo simulation model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants as of December 31, 2023 and 2022 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker MITAW. The quoted price of the Public Warrants was $0.04 per warrant as of December 31, 2023 and 2022, respectively. As of December 31, 2023, the fair value measurements for Public Warrants were transferred to Level 2 due to low trading volume.
The Company utilizes a modified Black-Scholes method to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the Company’s statements of operations. The estimated fair value of the Private Placement Warrants are determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the date of valuation for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting periods. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement after the Public Warrants were separately listed and traded in August 2021. As of December 31, 2023, the fair value measurement for Public Warrants was transferred to Level 2 measurement due to low trading volume.
The following table provides the significant inputs to the modified Black-Scholes method for the fair value of the Private Placement Warrants:
	As of December 31, 2023	As of December 31, 2022
Stock price	$10.66	$10.04
Exercise price	$11.50	$11.50
Expected term (in years)	5.49	5.48
Volatility(*)	5.1%	0.5%
Risk-free rate	3.8%	3.98%
Fair value of warrants	$0.04	0.04

*
The probability of completing a Business Combination is considered within the volatility implied by the traded price of the Public Warrants which is used to value the Private Placement Warrants.

The following table provides the significant inputs to the Black-Scholes method for the fair value of the non-redemption agreement liabilities:
	As of December 31, 2023	At initial issuance date
Stock price	$10.66	$10.60
Expected term (in years)	0.70	0.80
Risk-free rate	5.26%	5.45%
Probability of closing of merger	2.9%	2.9%

COLISEUM ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Balance as of February 5, 2021 (inception) – Level 3	$—
Issuance of Public Warrants and Private Placement Warrants	12,155,250
Transfer of Public Warrants to Level 1	(7,350,000)
Change in fair value of derivative warrant liabilities – Private Warrants	(354,750)
Balance as of December 31, 2022 – Level 3	129,000
Initial fair value of deferred consulting fee	31,043
Change in fair value of deferred consulting fees	190
Initial fair value of non-redemption agreement liabilities	194,898
Change in fair value of non-redemption agreement liabilities	(221)
Change in fair value of derivative warrant liabilities – Private Warrants	—
Balance as of December 31, 2023 – Level 3	$354,910
The Company recognized gain in connection with changes in the fair value of warrant liabilities of $0 and $6,530,000 within change in fair value of derivative warrant liabilities in the Company’s statements of operations for years ended December 31, 2023 and 2022, respectively. The Company recognized gain in connection with changes in fair value of non-redemption agreement liabilities of $221 in the Company’s statements of operations for the year ended December 31, 2023.
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that required adjustment or disclosure in the financial statements, except as noted below.
Subsequent to December 31, 2023, the New Sponsor advanced an additional amount of $504,266 to the Company.

RAIN ENHANCEMENT TECHNOLOGIES, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
	September 30, 2024	December 31, 2023
	(unaudited) (restated)
Assets:
Current assets:
Cash	$239,857	$37,345
Prepaid expenses	10,531	8,136
Total current assets	250,388	45,481
Equipment	414,033	368,206
Intangible assets, net	95,346	104,102
Total Assets	$759,767	$517,789
Liabilities and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$711,565	$505,383
Accrued expenses	100	10,750
Note payable and advances from related parties	806,929	611,265
Accrued interest – related parties	49,315	27,041
Franchise tax payable	—	225
Total current liabilities	1,567,909	1,154,664
Commitments and Contingencies
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 10,000 and 200 shares authorized, respectively; 1,232 and 200 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	—	—
Common stock, $0.0001 par value; 0 and 4,800 shares authorized; 0 and 1,310 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	—	—
Class A common stock, $0.0001 par value; 20,000 and 0 shares authorized; 250 and 0 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	—	—
Class B common stock, $0.0001 par value; 20,000 and 0 shares authorized; 40 and 0 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	—	—
Subscription receivable	(450,000)	—
Additional paid-in capital	4,726,473	1,083,966
Accumulated deficit	(5,084,615)	(1,720,841)
Total stockholders’ deficit	(808,142)	(636,875)
Total Liabilities and Stockholders’ Deficit	$759,767	$517,789
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RAIN ENHANCEMENT TECHNOLOGIES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
	(restated)		(restated)
General and administrative expenses	$3,000,225	$27,921	$3,341,339	$367,225
Franchise tax expenses	—	56	225	169
Loss from operations	(3,000,225)	(27,977)	(3,341,564)	(367,394)
Other income (expenses):
Interest expense on notes payable to related parties	(7,479)	(7,479)	(22,274)	(19,561)
Interest income earned from operating cash	58	15	64	97
Total other expenses	(7,421)	(7,464)	(22,210)	(19,464)
Net loss	$(3,007,646)	$(35,441)	$(3,363,774)	$(386,858)
Weighted average common stock outstanding, basic and diluted	—	1,310	—	1,310
Basic and diluted net loss per common stock	$—	$(27.05)	$—	$(295.31)
Weighted average Class A common stock outstanding, basic and diluted	250	—	250	—
Basic and diluted net loss per Class A common stock	$(1,918.14)	$—	$(2,016.65)	$—
Weighted average Class B common stock outstanding, basic and diluted	1,318	—	1,418	—
Basic and diluted net loss per Class B common stock	$(1,918.14)	$—	$(2,016.65)	$—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RAIN ENHANCEMENT TECHNOLOGIES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
	For the three and nine months ended September 30, 2024
	Preferred Stock		Common Stock		Class A Common Stock		Class B Common Stock		Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance – December 31, 2023	200	$—	1,310	$—	—	$—	—	$—	$—	$1,083,966	$(1,720,841)	$(636,875)
Conversion of Series A preferred stock into common stock	(200)	—	200	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(31,340)	(31,340)
Balance – March 31, 2024 (unaudited)	—	—	1,510	—	—	—	—	—	—	1,083,966	(1,752,181)	(668,215)
Conversion of common stock into Class B common stock	—	—	(1,510)	—	—	—	2,257	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(324,788)	(324,788)
Balance – June 30, 2024 (unaudited)	—	—	—	—	—	—	2,257	—	—	1,083,966	(2,076,969)	(993,003)
Issuance of Class A common stock	—	—	—	—	250	—	—	—	(400,000)	740,000	—	340,000
Issuance of Class B common stock	—	—	—	—	—	—	40	—	(50,000)	125,000	—	75,000
Conversion of Class B common stock into preferred stock	1,232	—	—	—	—	—	(2,257)	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	2,777,507	—	2,777,507
Net loss	—	—	—	—	—	—	—	—	—	—	(3,007,646)	(3,007,646)
Balance – September 30, 2024 (unaudited) (restated)	1,232	$—	—	$—	250	$—	40	$—	$(450,000)	$4,726,473	$(5,084,615)	$(808,142)
	For the three and nine months ended September 30, 2023
	Series A Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	—	$—	1,700	$—	$1,070,125	$(1,283,834)	$(213,709)
Net loss	—	—	—	—	—	(242,508)	(242,508)
Balance – March 31, 2023 (unaudited)	—	—	1,700	—	1,070,125	(1,526,342)	(456,217)
Issuance of common stock for cash	—	—	1,110	—	1,998	—	1,998
Stock based compensation expense	—	—	—	—	3,843	—	3,843
Issuance of Series A preferred stock for cash	200	—	—	—	8,000	—	8,000
Forfeiture of common stock	—	—	(1,500)	—	—	—	—
Net loss	—	—	—	—	—	(108,909)	(108,909)
Balance – June 30, 2023 (unaudited)	200	—	1,310	—	1,083,966	(1,635,251)	(551,285)
Net loss	—	—	—	—	—	(35,441)	(35,441)
Balance – September 30, 2023 (unaudited)	200	$—	1,310	$—	$1,083,966	$(1,670,692)	$(586,726)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RAIN ENHANCEMENT TECHNOLOGIES, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the nine months ended September 30,
	2024	2023
Cash Flows from Operating Activities:
Net loss	$(3,363,774)	$(386,858)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	8,756	9,729
General and administrative expenses advanced by related parties	195,664	8,549
Stock based compensation expenses	2,777,507	3,843
Changes in operating assets and liabilities:
Prepaid expenses	(2,395)	—
Accounts payable	206,182	275,445
Accrued expenses	(10,650)	(142,190)
Accrued interest – related parties	22,274	19,561
Franchise tax payable	(225)	(56)
Net cash (used in) operating activities	(166,661)	(211,977)
Cash Flows from Investing Activities:
Capital expenditures for equipment	(45,827)	(223,268)
Net cash used in investing activities	(45,827)	(223,268)
Cash Flows from Financing Activities:
Proceeds from issuance of Class A common stock	340,000	—
Proceeds from issuance of Class B common stock	75,000	—
Proceeds from issuance of common stock	—	1,998
Proceeds from issuance of Series A preferred stock	—	8,000
Proceeds from note payable	—	446,911
Repayment of note payable	—	(17,297)
Net cash provided by financing activities	415,000	439,612
Net change in cash	202,512	4,367
Cash – beginning of the period	37,345	100,000
Cash – end of the period	$239,857	$104,367
Supplemental disclosure of noncash activities:
Subscription receivable	$450,000	$—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Description of Organization and Going Concern Consideration
Rain Enhancement Technologies, Inc. (the “Company” or “Rainwater”) was incorporated in Delaware on November 10, 2022, and was later converted into a Massachusetts corporation on April 8, 2024. The Company formed to combine unique expertise, personnel, and weather data to develop, improve and commercialize ionization rainfall generation technology. The Company plans to develop improvements on existing rainfall generation technologies by introducing robust measurement tools, including software monitoring technology, machine learning, rain gauges, and weather stations.
The Company does not have any operating history and has not yet generated any revenue, and its ability to generate revenue sufficient to achieve profitability will depend on its ability to successfully build and commercialize ionization rainfall generation technology.
Termination of Business Combination with dMY VI
On April 5, 2023, the Company terminated the share purchase agreement it entered into with dMY Technology Group, Inc. VI, a Delaware corporation (“dMY VI”), on December 22, 2022. No termination penalties were incurred by any party in connection with the termination of the share purchase agreement.
Business Combination with Coliseum Acquisition Corp.
On June 25, 2024, Rainwater, Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), and Rainwater Merger Sub 2, Inc., a Massachusetts corporation and former wholly-owned subsidiary of Holdco (“Old Merger Sub 2”) entered into a Business Combination Agreement (the “Business Combination Agreement”). On August 22, 2024, Old Merger Sub 2 entered into an Assignment and Assumption of Business Combination Agreement (the “Assignment”) pursuant to which Old Merger Sub 2 assigned to Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”) all of Old Merger Sub 2’s right, title and interest in and to the Business Combination Agreement, and Merger Sub 2 assumed, and agreed to perform, satisfy and discharge in full, as the same become due, all of Old Merger Sub 2’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date thereof. Old Merger Sub 2 was liquidated and dissolved on August 23, 2024.
On August 22, 2024, all parties entered into an Amendment to the Business Combination Agreement (the “Amended Business Combination Agreement”). Pursuant to the Amended Business Combination Agreement, among other things and subject to the terms and conditions contained therein, (i) on the day immediately prior to the date of the closing of the Business Combination (the “Closing Date”), Coliseum will merge with and into Merger Sub 1 (the “SPAC Merger”) with Merger Sub 1 surviving the SPAC Merger as a direct, wholly owned subsidiary of Holdco, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into Rainwater (the “Company Merger”, and together with the SPAC Merger, the “Mergers”) with Rainwater surviving the Company Merger so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco.
The Business Combination is subject to certain customary closing conditions, including but not limited to approval for the listing of Holdco Class A Common Stock on Nasdaq and a $10 million minimum cash condition. There can be no assurances that such conditions will be satisfied. Additionally, each of Rainwater and Coliseum may terminate the Business Combination Agreement if the Closing has not occurred on or before December 25, 2024. Assuming no redemptions, Rainwater is expected to be capitalized via Coliseum’s trust account.

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Going Concern Consideration
As of September 30, 2024, the Company had approximately $240,000 in cash and had a working capital deficit of approximately $1.3 million.
The Company’s liquidity needs through September 30, 2024 were provided from proceeds from the issuance of securities of approximately $525,000 (excluding $450,000 in subscription receivable), loans from certain officers and investors pursuant to the Note (as defined in Note 5) for an aggregate amount of $600,000 in February 2023 and advances from certain investor. As of September 30, 2024, the Company has approximately $207,000 in outstanding amount for advances received from such investor. Subsequent to September 30, 2024, the Company received additional advances from such investor, and increased the total outstanding amount for advances to approximately $220,000. The Company expects that its operating expenses and investment in asset development and technologies will continue to increase.
In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Basis of Presentation — Going Concern,” management has determined that the liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities. Management plans to consummate a merger and acquisition with Coliseum Acquisition Corp. and expects to receive financing to meet its obligations through one year from this filing; however, no financing is currently committed. These unaudited condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
Risks and Uncertainties
United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s operating activities.
Note 2 — Restatement of Previously Issued Financial Statements
After the initial filing of the Registration Statement on Form S-4, management discovered that there were discrepancies in the net loss amount presented in the previously issued unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024 among the statements of operations, statement of changes in stockholders’ deficit, and statement of cash flows. The error affected the additional paid-in capital and accumulated deficit as of September 30, 2024 presented in

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
the unaudited condensed consolidated balance sheet, general and administrative expenses, loss from operations, net loss, basic and diluted net loss per Class A common stock and basic and diluted net loss per Class B common stock for the three and nine months ended September 30, 2024 in the unaudited condensed consolidated statements of operations, additional paid-in capital and accumulated deficit as of September 30, 2024 in the statement of changes in stockholders’ deficit. Management determined that the discrepancies were caused by missed edits in the process of proofreading the Registration Statement.
Therefore, the Company’s management and the Company’s Board of Directors concluded that the Company’s previously issued unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024 as included in the Registration Statement on Form S-4, as filed with the SEC on November 25, 2024, should no longer be relied upon and that it is appropriate to restate such financial statements. As such, the Company is restating its unaudited condensed consolidated financial statements, and the accompanying applicable notes have been updated to reflect the effects of the restatement, as described below.
Adjustments
The restatement has no impact on the statement of cash flow for the nine months ended September 30, 2024. The effect of the adjustments to the balance sheet, statements of operations, and statement of changes in stockholders’ deficit are as follows:
Condensed Consolidated Balance Sheet as of September 30, 2024:
	As Reported	Adjustment	As Restated
Additional paid-in capital	3,873,630	852,843	4,726,473
Accumulated deficit	(4,231,772)	(852,843)	(5,084,615)
Condensed Consolidated Statements of Operations:
	For the three months ended September 30, 2024			For the nine months ended September 30, 2024
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
General and administrative expenses	2,147,382	852,843	3,000,225	2,488,496	852,843	3,341,339
Loss from operations	(2,147,382)	(852,843)	(3,000,225)	(2,488,721)	(852,843)	(3,341,564)
Net loss	(2,154,803)	(852,843)	(3,007,646)	(2,510,931)	(852,843)	(3,363,774)
Basic and diluted net loss per Class A common stock	(1,374.24)	(543.90)	(1,918.14)	(1,505.36)	(501.29)	(2,016.65)
Basic and diluted net loss per Class B common stock	(1,374.24)	(543.90)	(1,918.14)	(1,505.36)	(501.29)	(2,016.65)
Condensed Consolidated Statements of Changes in Stockholders’ Deficit for the Three and Nine Months Ended September 30, 2024:
	As Reported	Adjustment	As Restated
Balance – September 30, 2024: Additional Paid-in Capital (unaudited)	3,873,630	852,843	4,726,473
Balance – September 30, 2024: Accumulated Deficit (unaudited)	(4,231,772)	(852,843)	(5,084,615)

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 3 — Summary of Significant Accounting Policies
Basis of Consolidation and Presentation
The unaudited condensed consolidated financial statements for RET for the three and nine months ended September 30, 2024 includes the accounts and activities of the Company and its subsidiaries: Holdco, Merger Sub 1, and Old Merger Sub 2 (which was liquidated and dissolved on August 23, 2024). All entities listed were formed solely for the purpose of effectuating the Business Combination with Coliseum. All intercompany transactions and balances have been eliminated upon consolidation.
The accompanying unaudited condensed consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed consolidated or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2023, included elsewhere in this proxy statement/prospectus. The interim results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future periods.
Use of Estimates
The preparation of these unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of these unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Significant estimates included stock-based compensation expenses incurred in 2022 and 2023 and useful lives on intangible assets and equipment.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Foreign Currency Translation and Transactions
The U.S. dollar is the Company’s functional currency. Transactions denominated in currency other than the Company’s functional currency are recorded upon initial recognition at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are remeasured at each reporting date into the foreign currency at the exchange rate on that date. Exchange rate differences, other than those accounted for as hedging transactions, are recognized as foreign currency transaction gain or loss included in the Company’s unaudited condensed consolidated statements of operations within the general and administrative expenses.
During the three and nine months ended September 30, 2024, the only foreign currency transaction the Company incurred was the amount paid to its Senior Technology Advisor in Australian Dollars. The amount of these foreign payments was translated into U.S. dollars in accordance with GAAP.
Equipment
The Company capitalizes its cost to build its rainfall ionization equipment (the “Equipment”), including materials and allocated labor costs. In July 2023, the Company finished building the Equipment and transferred its capitalized cost from Construction in-process to Equipment. As soon as the Equipment is placed in service upon agreement with the customers, the Company will begin to depreciate those assets on a straight-line basis over the estimated useful lives of the assets, generally 10 to 15 years. At the time of retirement or other disposition of the Equipment, the cost and accumulated depreciation will be removed from the accounts and the resulting gain or loss, if any, will be reflected in operations. As of September 30, 2024, no Equipment has been placed in service.
Equipment as of September 30, 2024 and December 31, 2023 was composed of the following:
	September 30, 2024	December 31, 2023
Equipment:
Rainfall ionization equipment and systems	$414,033	$368,206
Total	$414,033	$368,206
Intangible Assets
Recognized intangible assets have finite lives and include acquired licenses for market-ready technology and designs of weather modification and rainfall ionization equipment. Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Intangible assets with finite lives are amortized using the straight-line method over the estimated useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of operations and in the expense category that is consistent with the function of the intangible assets.
Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. The Company assesses the recoverability of the carrying amount by preparing estimates of future revenue, margins, and cash flows.
If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, an impairment loss is recognized. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value of the asset. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models. As of September 30, 2024 and December 31, 2023, the Company did not have any intangible assets with indefinite useful lives.
Stock Compensation
The Company’s policy is to account for stock-based compensation expense in accordance with FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred.
Net Loss Per Share of Common Stock
Net loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.
In connection with the amendment of its Articles of Organization in June 2024, the Company recapitalized and has two classes of common stock: Class A and Class B. The income (loss) per share calculation allocates income shared pro rata between Class A and Class B common stock. As a result, the calculated net income (loss) per ordinary share is the same for Class A and Class B common stock. As of September 30, 2024 and December 31, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following tables reflect the calculation of basic and diluted net income (loss) per share (in dollars, except per share amounts):
	For the three months ended September 30,
	2024		2023
	Class A common stock	Class B common stock	Common stock
Basic and diluted net loss per common share:
Numerator:
Allocation of net loss	$(479,535)	$(2,528,111)	$(35,441)
Denominator:
Basic and diluted weighted average share outstanding	250	1,318	1,310
Basic and diluted net loss per common share	$(1,918.14)	$(1,918.14)	$(27.05)
	For the nine months ended September 30,
	2024		2023
	Class A common stock	Class B common stock	Common stock
Basic and diluted net loss per common share:
Numerator:
Allocation of net loss	$(504,163)	$(2,859,611)	$(386,858)
Denominator:
Basic and diluted weighted average share outstanding	250	1,418	1,310
Basic and diluted net loss per common share	$(2,016.65)	$(2,016.65)	$(295.31)
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2024 and December 31, 2023, the Company had gross deferred tax assets of approximately $279,000 and $156,000, respectively, which were presented net of a full valuation allowance.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2024 and December 31, 2023. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Leases
The Company complies with FASB ASC Topic 842, “Leases”. The Company may enter into leases for facilities and office equipment. The lease liabilities will be recognized as the present value of the future minimum lease payments over the lease term. The lease payments may consist of fixed and in-substance fixed amounts attributable to the use of the underlying asset over the lease term. Variable lease payments that do not depend on an index rate or are not in-substance fixed payments are excluded in the measurement of right-of-use assets and lease liabilities and are expensed in the period incurred. Some of the lease agreements may include options to extend the lease term or terminate the lease. These options would be accounted for in our right-of-use assets and lease liabilities when it is reasonably certain that the Company will extend the lease term or terminate the lease. As of September 30, 2024 and December 31, 2023, there were no lease agreements in place.
Recent Accounting Pronouncements
In November 2023, the FASB issued ASU No. 2023-07 (Topic 280), Improvements to Reportable Segment Disclosures. The ASU primarily will require enhanced disclosures about significant segment expenses. Additionally, it requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and disclosures.
In December 2023, the FASB issued ASU No. 2023-09 (Topic 740), Improvements to Income Tax Disclosures. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as an expansion of other income tax disclosures. The ASU is effective on a prospective basis for annual reporting periods beginning after December 15, 2024. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.
Note 4 — Intangible Assets
Intangible assets as of September 30, 2024 and December 31, 2023 are composed of licenses under certain patents and designs for weather modification and rainfall ionization equipment.
Management anticipates that Equipment utilizing certain of these patents and designs will become operational and placed in service within one year from this filing. The Company amortizes those assets on a straight-line basis over the estimated useful lives of the assets under full-month convention. The Company plans to continually adapt to incorporate new technologies and to expand into markets that may be created by new technologies for rainfall generation. As a result, the Company anticipates that the licensed patents and designs will have a ten-year useful life before the Company transitions and adopt new technologies.
Intangible assets as of September 30, 2024 and December 31, 2023 was composed of the following:
	Weighted Average Useful Life (Years)	Carrying Value
		September 30, 2024	December 31, 2023
Intangible assets:
Licensed technology for weather modification	10	$33,000	$33,000
Purchased intellectual property for rainfall ionization equipment	10	$83,750	83,750
Less:
Accumulated amortization		(21,404)	(12,648)
Total intangible assets, net		$95,346	$104,102

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The Company incurred approximately $3,000 and $9,000 in amortization expense for the three and nine months ended September 30, 2024, respectively, and included that within general and administrative expense in these accompanying unaudited condensed consolidated financial statements. The Company incurred approximately $10,000 and $3,000 in amortization expense for the three and nine months ended September 30, 2023, respectively, and included that within general and administrative expenses in these accompanying unaudited condensed consolidated financial statements.
Note 5 — Commitments and Contingencies
Patent License
On November 21, 2022, the Company entered into a license agreement with Dr. Theodore Anderson, a plasma physicist, whereby the Company was granted an exclusive, worldwide license under certain of Dr. Anderson’s patents. The consideration paid for the license of $33,000, which was fully paid in November 2022, was recorded as a finite-lived intangible asset.
Consulting Agreement for Rainfall Ionization Equipment
In November 2022, the Company entered into a consulting agreement, which was later amended on December 8, 2022, with Scott Morris to engage him as Senior Technology Advisor. The Company agreed to pay Mr. Morris a one-time fee upon execution of the agreement (“First-time fee”) and a consulting fee of AUD 250,000 per year (equivalent to approximately $170,000 as of December 31, 2022) as well as certain success fees that will be paid upon reaching certain milestones. In May 2023, Scott met a significant milestone in improving the design and a bonus of AUD 25,000 was paid in June 2023 (equivalent to approximately $13,000).
In connection with the consulting agreement, the Company also agreed to obtain from Mr. Morris an irrevocable, perpetual, non-exclusive license under certain engineering designs in connection with rainfall ionization equipment and systems. The Company accrued the consideration of the license agreement with Mr. Morris on the accompanying unaudited condensed consolidated balance sheet as of December 31, 2022 as a finite-lived intangible asset with a ten-year useful life and fully paid this amount in June 2023.
Note 6 — Related Party Transactions
Note Payable and Advances from Related Parties
Mr. You and Mr. de Masi were officers and affiliates of dMY VI, before its liquidation in April 2023, and Mr. You is an officer and affiliate of Coliseum (see Note 1). They also participated in funding for the Company through the form of loans since 2022 and purchase of equity in August 2024 under the Subscription Agreement as described below. Together, Mr. You and Mr. de Masi own shares controlling over 20% of shareholder votes and has significant influence over the operating activities of the Company as of September 30, 2024.
In 2022, certain of the Company’s officers and Mr. de Masi paid an aggregate of approximately $17,000 and approximately $153,000, respectively, to cover for certain expenses and purchases on the Company’s behalf. The Company recorded such amount owed to such officers and Mr. de Masi (or approximately $170,000 in aggregate) as advances from related parties in the accompanying balance sheet as of December 31, 2022. The amounts due to related parties are non-interest bearing, unsecured and due on demand.
On February 2, 2023, the Company issued a promissory note (the “Note”) to its former CEO and Mr. You and Mr. de Masi for an aggregate amount of $600,000, of which approximately $153,000 was already advanced by Mr. de Masi under the form of payments for expenses on behalf of the Company as mentioned above. The Company received the remaining cash proceeds of $447,000 under the Note in February 2023, increasing the total amount owed under the Note and advances from its officers and Mr. You

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
and Mr. de Masi to approximately $617,000. The Note has an annual interest rate of 5% and is currently due on demand. The Company repaid the advance amount of approximately $17,000 to its officers in April 2023. As of September 30, 2024 and December 31, 2023, the Company has $600,000 outstanding under the Note and has an accrued interest of approximately $49,000 and $27,000, respectively.
In addition to the Note, Mr. You also covered for additional expenses on behalf of the Company. As of September 30, 2024 and December 31, 2023, the Company has approximately $207,000 and $11,000 in outstanding advances received from Mr. You, respectively. Subsequent to September 30, 2024, the Company received additional advances from such investor, increased the total outstanding amount for advances to approximately $220,000.
Subscription Agreements
The Company entered into subscription agreements on June 20, 2024, which was later rescinded and reissued on August 23, 2024 with Rainwater LLC (which was solely controlled by Paul Dacier), Harry You and Niccolo de Masi to sell an aggregate of 250 shares of Company Class A Common Stock at a purchase price of approximately $2,955.78 per share and 40 shares of Class B common stock at a purchase price of approximately $3,103.57 per share for an aggregate subscription amount of $865,000. The Company received an aggregate proceed of $415,000 and recorded $450,000 in subscription receivable as of September 30, 2024.
Note 7 — Stockholders’ Deficit
Domestication to Massachusetts and Amendments to Articles of Organization
As of December 31, 2023, the Company was authorized to issue 4,800 shares of common stock and 200 shares of Series A preferred stock, with a par value of $0.0001 per share each.
On April 8, 2024, the Company domesticated into a Massachusetts corporation. Upon the Company’s domestication, the Company is authorized to issue 9,600 shares of common stock and 400 shares of preferred stock, and both securities have par value of $0.0001.
On June 20, 2024, the Company amended its Articles of Organization (the “Articles”) and later amended again on August 23, 2024. According to the amended Articles of Organization, the Company is authorized to issue 20,000 shares of Class A common stock, par value $0.0001, 20,000 shares of Class B common stock, par value $0.0001, and 10,000 shares of preferred stock, par value $0.0001.
Former Series A Preferred Stock
Holders of Series A preferred stock were entitled to a number of votes equal to (a) the number of shares of common stock deemed outstanding divided by the number of shares of Series A preferred stock then outstanding, plus (b) one divided by the total preferred stock then outstanding. Each share of Series A preferred stock could be convertible, at the option of the holder at any time or automatically upon a sale of all outstanding stock or a merger, into shares of common stock on a one-to-one basis.
On April 14, 2023, the Company issued 200 shares of the Company’s of Series A preferred stock to Rainwater, LLC for a purchase price of $8,000. The Company has 200 shares of Series A preferred stock outstanding as of December 31, 2023, respectively.
On March 21, 2024, the Company converted all 200 shares of Series A preferred stock into 200 shares of common stock at the option of the holder.
Former Common Stock
On December 1, 2022, the Company issued 1 share of common stock to Rainwater, LLC for a purchase price of $100,000, which was recapitalized for 200 shares on December 6, 2022 and retroactively

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
restated. On December 9, 2022, the Company issued an aggregate of 1,500 shares of the Company’s common stock to two of its executive officers for services performed by them for the Company. The Company estimated the fair value of such shares as approximately $970,000 based on probability-weighted discounted cash flow model and recognized stock-based compensation expense for such services to its executive officers within general and administrative expense in the accompanying unaudited condensed consolidated statements of operations.
On April 14, 2023, the Company issued 1,110 shares of the Company’s common stock to Rainwater, LLC for a purchase price of $1,998. The Company recognized the excess fair value of approximately $3,800 based on a probability-weighted expected return method in stock-based compensation expense within general and administrative expense in the accompanying unaudited condensed consolidated statements of operations.
On April 18, 2023, two officers resigned from their positions and forfeited 1,500 shares of common stock for no consideration. As of December 31, 2023, there were 1,310 shares of common stock issued and outstanding, respectively.
Preferred Stock
In connection with the amendment to the Company’s Articles, the Company also converted all of its 1,510 outstanding shares of common stock into 2,257 shares of Class B common stock on June 20, 2024, which was later fully converted into 1,232 shares of the Company’s preferred stock, par value $0.0001, on August 23, 2024. As of September 30, 2024, the Company has 1,232 shares of preferred stock outstanding.
Class A Common Stock
Each holder of Class A common stock is entitled to one (1) voting rights. As of September 30, 2024, the Company has 250 shares of Class A common stock outstanding.
Class B Common Stock
Each holder of Class A common stock is entitled to fifteen (15) voting rights. As of September 30, 2024, the Company has 40 shares of Class B common stock outstanding.
Stock Options
On August 22, 2024, the Board approved the adoption of a new equity incentive plan (the “2024 Equity Incentive Plan”). The 2024 Equity Incentive Plan allows up to 2,000 shares of the Company’s Class A common stock, with exercise price be not less than 100% of the fair market value on the date the awards are granted.
On August 23, 2024, the Company granted 1,000 and 500 options to purchase the Company’s Class A common stock to Harry You and Niccolo de Masi, respectively. The option expires in ten years from the date of grant, has an exercise price of $2,955.78 and is fully vested upon the grant date.
The Company recognized approximately $2.8 million was for stock based compensation expenses upon issuance of such options in August 2024 within general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations. The fair value of the operations was measured on the date of grant using a hybrid method of probability weighted expected return (“PWERM”), where the equity value is allocated in one or more of the scenarios using a Black-Scholes option pricing model. The

RAIN ENHANCEMENT TECHNOLOGIES, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
following assumptions were used in determining the fair value of the options granted during the three and nine months ended September 30, 2024:
Risk free interest rate	4.17%
Expected term (in years)	10
Expected volatility	45.0%
Dividend yield	0.0%
Estimated underlying stock price	$2,897.12
Fair value of options (per share)	$1,851.67
Note 8 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date of these unaudited condensed consolidated financial statements were available to be issued, or December 1, 2024. Based upon this review, the Company determined that there have been no other events that have occurred that would require adjustments to the disclosures in these unaudited condensed consolidated financial statements, except as noted below.
Subsequent to September 30, 2024, the Company received additional advances from such investor, and increased the total outstanding amount for advances to approximately $220,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
Rain Enhancement Technologies, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Board of Directors of Rain Enhancement Technologies, Inc. (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2023 and period from November 10, 2022 (inception) through December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and period from November 10, 2022 (inception) through December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Previously Issued Financial Statements
As discussed in Note 2 to the financial statements, the 2023 and 2022 financial statements have been restated to correct misstatements.
Going Concern
The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered recurring losses from operations, has a net capital deficiency, and expects future losses from operations, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2022.
Irvine, California
August 27, 2024, except for Notes 2, 3, and 8, as to which the date is October 25, 2024

RAIN ENHANCEMENT TECHNOLOGIES, INC.
BALANCE SHEETS
	December 31,
	2023	2022
Assets:
Current assets:
Cash	$37,345	$100,000
Prepaid expenses	8,136	—
Total current assets	45,481	100,000
Equipment	368,206	104,052
Intangible assets, net	104,102	116,750
Total Assets	$517,789	$320,802
Liabilities and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$505,383	$220,150
Accrued expenses	10,750	143,750
Note payable and advances from related parties	611,265	170,386
Accrued interest – related parties	27,041	—
Franchise tax payable	225	225
Total current liabilities	1,154,664	534,511
Commitments and Contingencies
Stockholders’ Deficit:
Series A preferred stock, $0.0001 par value; 200 and 0 shares authorized; 200 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Common stock, $0.0001 par value; 4,800 and 5,000 shares authorized; 1,310 and 1,700 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Additional paid-in capital	1,083,966	1,070,125
Accumulated deficit	(1,720,841)	(1,283,834)
Total stockholders’ deficit	(636,875)	(213,709)
Total Liabilities and Stockholders’ Deficit	$517,789	$320,802
The accompanying notes are an integral part of these financial statements

RAIN ENHANCEMENT TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
	For the year ended December 31, 2023	For the period from November 10, 2022 (inception) through December 31, 2022
General and administrative expenses	$409,848	$1,283,609
Franchise tax expenses	225	225
Loss from operations	(410,073)	(1,283,834)
Other income (expenses):
Interest expense on notes payable – related parties	(27,041)	—
Interest income earned from operating cash	107	—
Total other income (expenses)	(26,934)	—
Net loss	$(437,007)	$(1,283,834)
Weighted average common shares outstanding, basic and diluted	1,437	864
Basic and diluted net loss per common share	$(304)	$(1,486)
The accompanying notes are an integral part of these financial statements

RAIN ENHANCEMENT TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
	For the year ended December 31, 2023
	Series A Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	—	$—	1,700	$—	$1,070,125	$(1,283,834)	$(213,709)
Issuance of common stock for cash	—	—	1,110	—	1,998	—	1,998
Stock based compensation	—	—	—	—	3,843	—	3,843
Issuance of Series A preferred stock for cash	200	—	—	—	8,000	—	8,000
Forfeiture of common stock	—	—	(1,500)	—	—	—	—
Net loss	—	—	—	—	—	(437,007)	(437,007)
Balance – December 31, 2023	200	$—	1,310	$—	$1,083,966	$(1,720,841)	$(636,875)
	For the period from November 10, 2022 (inception) through December 31, 2022
	Series A Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – November 10, 2022 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock for cash	—	—	200	—	100,000	—	100,000
Issuance of common stock for services	—	—	1,500	—	970,125	—	970,125
Net loss	—	—	—	—	—	(1,283,834)	(1,283,834)
Balance – December 31, 2022	—	$—	1,700	$—	$1,070,125	$(1,283,834)	$(213,709)
The accompanying notes are an integral part of these financial statements

RAIN ENHANCEMENT TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
	For the year ended December 31, 2023	For the period from November 10, 2022 (inception) through December 31, 2022
Cash Flows from Operating Activities:
Net loss	$(437,007)	$(1,283,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization expense	12,648	—
General and administrative expenses advanced by related parties	11,265	49,520
Issuance of common stock for services	—	970,125
Stock based compensation	3,843	—
Changes in operating assets and liabilities:
Prepaid expenses	(8,136)	—
Accounts payable	285,233	203,964
Accrued expenses	(133,000)	60,000
Accrued interest – related parties	27,041	—
Franchise tax payable	—	225
Net cash used in operating activities	(238,113)	—
Cash Flows from Investing Activities:
Capital expenditures for equipment	(264,154)	—
Net cash used in investing activities	(264,154)	—
Cash Flows from Financing Activities:
Proceeds from note payable from related parties	446,910	—
Repayment of advances from related parties	(17,296)	—
Proceeds from issuance of common stock	1,998	100,000
Proceeds from issuance of Series A preferred stock	8,000	—
Net cash provided by financing activities	439,612	100,000
Net change in cash	(62,655)	100,000
Cash – beginning of the period	100,000	—
Cash – end of the period	$37,345	$100,000
Supplemental disclosure of noncash activities:
Intangible assets paid for by related parties	$—	$33,000
Equipment paid for by related parties	$—	$87,866
Intangible assets included in accrued expenses	$—	$83,750
Equipment included in accounts payable	$—	$16,186
The accompanying notes are an integral part of these financial statements

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
Note 1 — Description of Organization and Going Concern Consideration
Rain Enhancement Technologies, Inc. (the “Company” or “Rainwater”) was incorporated in Delaware on November 10, 2022, and was later converted into a Massachusetts corporation on April 8, 2024. The Company formed to combine unique expertise, personnel, and weather data to develop, improve and commercialize ionization rainfall generation technology. The Company plans to develop improvements on existing rainfall generation technologies by introducing robust measurement tools, including software monitoring technology, machine learning, rain gauges, and weather stations.
The Company does not have any operating history and has not yet generated any revenue, and its ability to generate revenue sufficient to achieve profitability will depend on its ability to successfully build and commercialize ionization rainfall generation technology.
Termination of Merger with dMY VI
On April 5, 2023, the Company terminated the share purchase agreement it entered into with dMY Technology Group, Inc. VI, a Delaware corporation (‘‘dMY VI”), on December 22, 2022. No termination penalties were incurred by any party in connection with the termination of the share purchase agreement.
Business Combination with Coliseum Acquisition Corp.
On June 25, 2024, Rainwater, Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), and Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Old Merger Sub 2”) entered into a Business Combination Agreement (the “Business Combination Agreement”). On August 22, 2024, Old Merger Sub 2 entered into an Assignment and Assumption of Business Combination Agreement (the “Assignment”) pursuant to which Old Merger Sub 2 assigned to Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”) all of Old Merger Sub 2’s right, title and interest in and to the Business Combination Agreement, and Merger Sub 2 assumed, and agreed to perform, satisfy and discharge in full, as the same become due, all of Old Merger Sub 2’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date thereof. Old Merger Sub 2 was liquidated and dissolved on August 23, 2024.
On August 22, 2024, all parties entered into an Amendment to the Business Combination Agreement (the “Amended Business Combination Agreement”). Pursuant to the Amended Business Combination Agreement, among other things and subject to the terms and conditions contained therein, (i) on the day immediately prior to the date of the closing of the Business Combination (the “Closing Date”), Coliseum will merge with and into Merger Sub 1 (the “SPAC Merger”) with Merger Sub 1 surviving the SPAC Merger as a direct, wholly owned subsidiary of Holdco, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into Rainwater (the “Company Merger”, and together with the SPAC Merger, the “Mergers”) with Rainwater surviving the Company Merger so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco.
The Mergers, together with the other transactions contemplated by the Business Combination Agreement, the plan of merger by and among Coliseum, Merger Sub 1, and Holdco (the “Plan of Merger”) and all other agreements, certificates and instruments entered into in connection therewith, are referred to herein as the “Business Combination”. The transaction has a $10 million minimum cash condition. Assuming no redemptions, Rainwater is expected to be capitalized via Coliseum’s trust account and capital raise from Coliseum’s Sponsor team.

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
Going Concern Consideration
As of December 31, 2023, the Company had approximately $37,000 in cash and had a working capital deficit of approximately $1.1 million.
The Company’s liquidity needs through December 31, 2023 were provided from proceeds from the issuance of common stock and Series A preferred stock of approximately $110,000, loans from certain officers and investors pursuant to the Note (as defined in Note 6) for an aggregate amount of $600,000 in February 2023 and advances from certain investor. As of December 31, 2023, the Company has approximately $11,000 in outstanding amount for advances received from such investor. The Company expects that its operating expenses and investment in asset development and technologies will continue to increase.
In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Basis of Presentation — Going Concern,” management has determined that the liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities. Management plans to consummate a merger and acquisition with Coliseum Acquisition Corp. and expects to receive financing to meet its obligations through one year from this filing; however, no financing is currently committed. These financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
Risks and Uncertainties
United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s operating activities.
Note 2 — Restatement of Previously Issued Financial Statements
Upon reviewing the disclosure requirements for income taxes under FASB ASC 740, “Income Taxes”, the Company’s management determined that although disclosures as of December 31, 2023 and 2022 were made of the amount of gross deferred tax assets and a full valuation allowance, it lacked certain required disclosures, including the components of the net deferred tax asset, the net change during the year of the

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
valuation allowance, the current and deferred tax amounts and the income tax rate reconciliation. Company management also discovered errors in calculating the previously disclosed gross deferred tax assets as of December 31, 2023 and 2022.
Therefore, the Company’s management and the Company’s Board of Directors concluded that the Company’s previously issued audited financial statements as of and for the year ended December 31, 2023 and as of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022 as included in the Registration Statement on Form S-4, as filed confidentially with the SEC on August 27, 2024, should no longer be relied upon and that it is appropriate to restate such financial statements. As such, the Company is restating its financial statements, and the accompanying applicable notes have been updated to reflect the effects of the restatement, as described below.
Adjustments
The restatement has no impact on the balance sheet, statement of operations, statement of changes in stockholders’ deficit and statement of cash flows for the affected years. The effect of the adjustments to the gross deferred tax assets to correct the errors in calculation of gross deferred tax assets are as follow:
As of and for the year ended December 31, 2023:
	As Reported	Adjustment	As Restated
Deferred tax asset	628,206	(471,825)	156,381
Valuation Allowance	(628,206)	471,825	(156,381)
Income tax benefit	0	0	0
As of December 31, 2022 and for the period from November 10, 2022 (inception) through December 31, 2022:
	As Reported	Adjustment	As Restated
Deferred tax asset	269,605	(203,726)	65,879
Valuation Allowance	(269,605)	203,726	(65,879)
Income tax benefit	0	0	0
The disclosures required by FASB ASC 740, “Income Taxes” are added in Note 8.
Note 3 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of these financial statements, which management considered in formulating its estimate, could change

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
in the near term due to one or more future confirming events. Significant estimates included stock-based compensation expenses incurred in 2022 and 2023 and useful lives on intangible assets and equipment.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Foreign Currency Translation and Transactions
The U.S. dollar is the Company’s functional currency. Transactions denominated in currency other than the Company’s functional currency are recorded upon initial recognition at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are remeasured at each reporting date into the foreign currency at the exchange rate on that date. Exchange rate differences, other than those accounted for as hedging transactions, are recognized as foreign currency transaction gain or loss included in the Company’s statements of operations within the general and administrative expenses.
During the years ended December 31, 2023 and 2022, the only foreign currency transaction the Company incurred was the amount paid to its Senior Technology Advisor in Australian Dollars. The amount of these foreign payments were translated into U.S. dollars in accordance with GAAP.
Equipment
The Company capitalizes its cost to build its rainfall ionization equipment (the “Equipment”), including materials and allocated labor costs. In July 2023, the Company finished building the Equipment and transferred its capitalized cost from Construction in-process to Equipment. As soon as the Equipment is placed in service upon agreement with the customers, the Company will begin to depreciate those assets on a straight- line basis over the estimated useful lives of the assets, generally 10 to 15 years. At the time of retirement or other disposition of the Equipment, the cost and accumulated depreciation will be removed

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
from the accounts and the resulting gain or loss, if any, will be reflected in operations. As of December 31, 2023, no Equipment has been placed in service.
Equipment as of December 31, 2023 and 2022 was composed of the following:
	December 31, 2023	December 31, 2022
Equipment:
Rainfall ionization equipment and systems, in-process	$368,206	$104,052
Total	$368,206	$104,052
Intangible Assets
Recognized intangible assets have finite lives and include acquired licenses for market-ready technology and designs of weather modification and rainfall ionization equipment. Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.
Intangible assets with finite lives are amortized using the straight-line method over the estimated useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of operations and in the expense category that is consistent with the function of the intangible assets.
Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. These conditions may include a change in the extent or manner in which the asset is being used or a change in future operations. The Company assesses the recoverability of the carrying amount by preparing estimates of future revenue, margins, and cash flows. If the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, an impairment loss is recognized. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value of the asset. Fair value of these assets may be determined by a variety of methodologies, including discounted cash flow models. As of December 31, 2023 and 2022, the Company did not have any intangible assets with indefinite useful lives.
Stock Compensation
The Company’s policy is to account for stock-based compensation expense in accordance with FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity awards is measured at fair value upon the grant date and recognized over the requisite service period. To the extent a stock-based award is subject to a performance condition, the amount of expense recorded in a given period, if any, reflects an assessment of the probability of achieving such performance condition, with compensation recognized once the event is deemed probable to occur. Forfeitures are recognized as incurred.
Net Loss Per Share of Common Stock
Net loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. As of December 31, 2023 and 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2023 and 2022, the Company had gross deferred tax assets of approximately $156,000 and $66,000, respectively, which were presented net of a full valuation allowance.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2023 and 2022. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Leases
The Company complies with FASB ASC Topic 842, “Leases”. The Company may enter into leases for facilities and office equipment. The lease liabilities will be recognized as the present value of the future minimum lease payments over the lease term. The lease payments may consist of fixed and in-substance fixed amounts attributable to the use of the underlying asset over the lease term. Variable lease payments that do not depend on an index rate or are not in-substance fixed payments are excluded in the measurement of right-of-use assets and lease liabilities and are expensed in the period incurred. Some of the lease agreements may include options to extend the lease term or terminate the lease. These options would be accounted for in our right-of-use assets and lease liabilities when it is reasonably certain that the Company will extend the lease term or terminate the lease. As of December 31, 2023 and 2022, there were no lease agreements in place.
Recent Accounting Pronouncements
The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying financial statements.
Note 4 — Intangible Assets
Intangible assets as of December 31, 2023 and 2022 are composed of licenses under certain patents and designs for weather modification and rainfall ionization equipment.
Management anticipates that Equipment utilizing certain of these patents and designs will become operational and placed in service within one year from this filing. The Company amortizes those assets on a straight-line basis over the estimated useful lives of the assets under full-month convention. The Company plans to continually adapt to incorporate new technologies and to expand into markets that may be created by

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
new technologies for rainfall generation. As a result, the Company anticipates that the licensed patents and designs will have a ten-year useful life before the Company transitions and adopt new technologies.
Intangible assets as of December 31, 2023 and 2022 was composed of the following:
	Weighted Average Useful Life (Years)	Carrying Value
		December 31, 2023	December 31, 2022
Intangible assets:
Licensed technology for weather modification	10	$33,000	$33,000
Purchased intellectual property for rainfall ionization equipment	10	83,750	83,750
Less:
Accumulated amortization		(12,648)	—
Total intangible assets, net		$104,102	$116,750
The Company incurred approximately $13,000 and $0 in amortization expenses for the years ended December 31, 2023 and 2022, respectively, and included that within general and administrative expenses in the accompanying financial statements.
Note 5 — Commitments and Contingencies
Patent License
On November 21, 2022, the Company entered into a license agreement with Dr. Theodore Anderson, a plasma physicist, whereby the Company was granted an exclusive, worldwide license under certain of Dr. Anderson’s patents. The consideration paid for the license of $33,000, which was fully paid in November 2022, was recorded as a finite-lived intangible asset.
Consulting Agreement for Rainfall Ionization Equipment
In November 2022, the Company entered into a consulting agreement, which was later amended on December 8, 2022, with Scott Morris to engage him as Senior Technology Advisor. The Company agreed to pay Mr. Morris a one-time fee upon execution of the agreement (“First-time fee”) and a consulting fee of AUD 250,000 per year (equivalent to approximately $170,000 as of December 31, 2022) as well as certain success fees that will be paid upon reaching certain milestones. In May 2023, Scott met a significant milestone in improving the design and a bonus of AUD 25,000 was paid in June 2023 (equivalent to approximately $13,000).
In connection with the consulting agreement, the Company also agreed to obtain from Mr. Morris an irrevocable, perpetual, non-exclusive license under certain engineering designs in connection with rainfall ionization equipment and systems. The Company accrued the consideration of the license agreement with Mr. Morris on the accompanying balance sheet as of December 31, 2022 as a finite-lived intangible asset with a ten-year useful life and fully paid this amount in June 2023.
Note 6 — Related Party Transactions
Note Payable and Advances from Related Parties
In 2022, certain of the Company’s officers and Mr. de Masi paid an aggregate of approximately $17,000 and approximately $153,000, respectively, to cover for certain expenses and purchases on the Company’s behalf. The Company recorded such amount owed to such officers and Mr. de Masi (or

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
approximately $170,000 in aggregate) as advances from related parties in the accompanying balance sheet as of December 31, 2022. The amounts due to related parties are non-interest bearing, unsecured and due on demand.
On February 2, 2023, the Company issued a promissory note (the “Note”) to its former CEO and Mr. You and Mr. de Masi for an aggregate amount of $600,000, of which approximately $153,000 was already advanced by Mr. de Masi under the form of payments for expenses on behalf of the Company as mentioned above. The Company received the remaining cash proceeds of $447,000 under the Note in February 2023, increasing the total amount owed under the Note and advances from its officers and Mr. You and Mr. de Masi to approximately $617,000. The Note has an annual interest rate of 5% and is currently due on demand. The Company repaid the advance amount of approximately $17,000 to its officers in April 2023. As of December 31, 2023, the Company has $600,000 outstanding under the Note and has an accrued interest of approximately $27,000.
In addition to the Note, Mr. You also covered for additional expenses on behalf of the Company. As of December 31, 2023, the Company has approximately $11,000 in outstanding advances received from Mr. You.
Mr. You and Mr. de Masi were officers and affiliates of dMY VI, before its liquidation in April 2023, and Mr. You is an officer and affiliate of Coliseum (see Note 1). They also participated in funding for the Company through the form of loans since 2022 and purchase of equity in August 2024 (see Note 9). Together, Mr. You and Mr. de Masi own shares controlling over 20% of shareholder votes and has significant influence over the operating activities of the Company.
Note 7 — Stockholders’ Deficit
Series A Preferred Stock
As of December 31, 2023 and 2022, the Company was authorized to issue 200 and 0 shares of Series A preferred stock, respectively, with a par value of $0.0001 per share. Holders of Series A preferred stock are entitled to a number of votes equal to (a) the number of shares of common stock deemed outstanding divided by the number of shares of Series A preferred stock then outstanding, plus (b) one divided by the total preferred stock then outstanding. Each share of Series A preferred stock shall be convertible, at the option of the holder at any time or automatically upon a sale of all outstanding stock or a merger, into share of common stock on a one-to-one basis.
On April 14, 2023, the Company issued 200 shares of the Company’s of Series A preferred stock to Rainwater, LLC for a purchase price of $8,000. The Company has 200 and 0 shares of Series A preferred stock outstanding as of December 31, 2023 and 2022, respectively.
Common Stock
As of December 31, 2023 and 2022, the Company was authorized to issue 4,800 and 5,000 shares of common stock, respectively, with a par value of $0.0001 per share.
On December 1, 2022, the Company issued 1 share of common stock to Rainwater, LLC for a purchase price of $100,000, which was recapitalized for 200 shares on December 6, 2022 and retroactively restated. On December 9, 2022, the Company issued an aggregate of 1,500 shares of the Company’s common stock to two of its executive officers for services performed by them for the Company. The Company estimated the fair value of such shares as approximately $970,000 based on probability-weighted discounted cash flow model and recognized stock-based compensation expense for such services to its executive officers within general and administrative expense in the accompanying statements of operations.
On April 14, 2023, the Company issued 1,110 shares of the Company’s common stock to Rainwater, LLC for a purchase price of $1,998. The Company recognized the excess fair value of approximately $3,800

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
based on a probability-weighted expected return method in stock-based compensation expense within general and administrative expense in the accompanying statements of operations.
On April 18, 2023, two officers resigned from their positions and forfeited 1,500 shares of common stock for no consideration. As of December 31, 2023 and 2022, there were 1,310 and 1,700 shares of common stock issued and outstanding, respectively.
Note 8 — Income Taxes
The income tax provision consists of the following:
	December 31, 2023	December 31, 2022
Current
Federal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	—
State . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	—
Deferred
Federal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(90,502)	(65,879)
State . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	—
Valuation allowance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	90,502	65,879
Income tax provision . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$—	$—
The Company’s net deferred tax assets are as follows:
	December 31, 2023	December 31, 2022
Deferred tax assets:
Start-up/Organization costs	$50,795	$11,940
M&A/ Deal costs	—	53,939
Intangibles	885	(136)
Net operating loss carryforwards	104,701	136
Total deferred tax assets	156,381	65,879
Valuation allowance	(156,381)	(65,879)
Deferred tax asset, net of allowance	$—	$—
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance for the year ended December 31, 2023 and for the period from November 10, 2022 (inception) through December 31, 2022.

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:
	December 31, 2023	December 31, 2022
Statutory federal income tax rate	21.0%	21.0%
Meals and entertainment	(0.1)%	0.0%
Non Deductible Stock Based Compensation	(0.2)%	(15.9)%
Start-up/Organization costs	0.0%	0.0%
Change in valuation allowance	(20.7)%	(5.1)%
Income tax expense	0.0%	0.0%
There were no unrecognized tax benefits as of December 31, 2022. No amounts were accrued for the payment of interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date of the financial statements were available to be issued, or August 27, 2024. Based upon this review, the Company determined that there have been no events that have occurred that would require adjustments to the disclosures in the financial statements, except as noted below.
Conversion of Series A Preferred Stock
On March 21, 2024, the Company converted all 200 shares of Series A preferred stock into 200 shares of common stock at the option of the holder.
Domestication to Massachusetts and Amendments to Articles of Organization
On April 8, 2024, the Company domesticated into a Massachusetts corporation. Upon the Company’s domestication, the Company is authorized to issue 9,600 shares of common stock and 400 shares of preferred stock, and both securities have par value of $0.0001.
On June 20, 2024, the Company amended its Articles of Organization and later amended again on August 23, 2024. According to the amended Articles of Organization, the Company is authorized to issue 20,000 shares of Class A common stock, par value $0.0001, 20,000 shares of Class B common stock, par value $0.0001, and 10,000 shares of preferred stock, par value $0.0001. Each holder of Class A and Class B common stock is entitled to one (1) and fifteen (15) voting rights, respectively. In connection with such amendment, the Company also converted all of its 1,510 outstanding shares of common stock into 2,257 shares of Class B common stock accordingly, which was later fully converted into 1,232 shares of the Company’s preferred stock, par value $0.0001, on August 23, 2024.
Subscription Agreements
The Company entered into subscription agreements on June 20, 2024, which was later rescinded and reissued on August 23, 2024 with Rainwater LLC (which was solely controlled by Paul Dacier), Harry You and Niccolo de Masi to sell an aggregate of 250 shares of Company Class A Common Stock at a purchase

Rain Enhancement Technologies, Inc.
Notes to Financial Statements
December 31, 2023 AND 2022
price of approximately $2,955.78 per share and 40 shares of Class B common stock at a purchase price of approximately $3,103.57 per share for an aggregate subscription amount of $865,000.
Stock Options
On August 22, 2024, the Board approved the adoption of a new equity incentive plan (the “2024 Equity Incentive Plan”). The 2024 Equity Incentive Plan allows up to 2,000 shares of the Company’s Class A common stock, with exercise price be not less than 100% of the fair market value on the date the awards are granted.
On August 23, 2024, the Company granted 1,000 and 500 options to purchase the Company’s Class A common stock to Harry You and Niccolo de Masi, respectively. The option expires in ten years from the date of grant, has an exercise price of $2,955.78 and is fully vested upon the grant date.
Advances from Related Parties
Subsequent to December 31, 2023, Mr. You continued to cover for expenses on behalf of the Company for an aggregate amount of approximately $231,000. As of the date of this proxy statement/prospectus, the Company has an outstanding amount for advances received from such investor of approximately $242,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder and the Board of Directors of
Rain Enhancement Technologies Holdco, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Rain Enhancement Technologies Holdco, Inc. (the “Company”) as of September 30, 2024, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for the period from May 21, 2024 (inception) through September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024, and the results of their operations and their cash flows for the period from May 21, 2024 (inception) through September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the entity has incurred a loss in the period from operations, has a net capital deficiency, and expects future losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2024, and as the auditor of the Company’s parent, Rain Enhancement Technologies, Inc. since 2022
Irvine, California
November 4, 2024

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2024
Liabilities and Stockholder’s Deficit:
Current liabilities:
Accounts payable	$18,195
Total current liabilities	18,195
Commitments and Contingencies	—
Stockholder’s Deficit:
Common stock, $0.0001 par value; 275,000 shares authorized; 1 share issued and outstanding	—
Accumulated deficit	(18,195)
Total stockholder’s deficit	(18,195)
Total Liabilities and Stockholder’s Deficit	$—
The accompanying notes are an integral part of these consolidated financial statements.

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MAY 21, 2024 (INCEPTION) THROUGH SEPTEMBER 30, 2024
General and administrative expenses	$18,195
Net loss	$(18,195)
Weighted average common shares outstanding, basic and diluted	1
Basic and diluted net loss per common share	$(18,195)
The accompanying notes are an integral part of these consolidated financial statements.

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT
FOR THE PERIOD FROM MAY 21, 2024 (INCEPTION)
THROUGH SEPTEMBER 30, 2024
	Common Stock		Accumulated Deficit	Total Stockholder’s Deficit
	Shares	Amount
Balance – May 21, 2024 (inception)	—	$—	$—	$—
Issuance of common stock	1	—	—	—
Net loss	—	—	(18,195)	(18,195)
Balance – September 30, 2024	1	$—	$(18,195)	$(18,195)
The accompanying notes are an integral part of these consolidated financial statements.

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MAY 21, 2024 (INCEPTION) THROUGH SEPTEMBER 30, 2024
Cash Flows from Operating Activities:
Net loss	$(18,195)
Changes in operating assets and liabilities:
Accounts payable	18,195
Net cash used in operating activities	—
Net change in cash	—
Cash – beginning of the period	—
Cash – end of the period	$—
The accompanying notes are an integral part of these consolidated financial statements.

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Note 1 — Description of Organization and Business Operations
Rain Enhancement Technologies Holdco, Inc. (the “Company” or “Holdco”) is a Massachusetts corporation, and a wholly-owned subsidiary of Rain Enhancement Technologies, Inc (the “Parent” or “RET”), incorporated on May 21, 2024 (inception). The Company has adopted a fiscal year-end of December 31.
The Company was formed solely for the purpose of effectuating the business combination (“Business Combination”) between the Parent and Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”) (as discussed below) (see Note 3). The Company has no prior operating activities.
Going Concern Consideration
As of September 30, 2024, the Company had no cash and had a working capital deficit of approximately $18,000.
The Company is a wholly-owned subsidiary of the Parent. The Parent’s liquidity needs through September 30, 2024 have been provided from proceeds of the issuance of capital stock and loans from its officers and investors. The Company has no operating activities and relies completely on the Parent for its working capital needs. The Parent will require additional financing to meet its obligations. Management plans to consummate the Business Combination with Coliseum and expects to receive financing to alleviate the Company’s and the Parent’s financing obligations. However no financing is currently committed and there is no assurance that the Parent can complete the Business Combination with Coliseum. Management has determined that the liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date these financial statements are issued. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern if the Parent is unable to raise additional funds to alleviate liquidity needs as well as complete the Business Combination with Coliseum. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Risks and Uncertainties
United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s operating activities.

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Note 2 — Summary of Significant Accounting Policies
Basis of Consolidation and Presentation
The consolidated financial statements for the period from May 21, 2024 through September 30, 2024 includes the accounts of the Company and its subsidiaries: Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”) and Rainwater Merger Sub 2, Inc., a Massachusetts corporation and former wholly-owned subsidiary of Holdco (“Old Merger Sub 2”), which was later liquidated and dissolved on August 23, 2024. All significant intercompany accounts and transactions have been eliminated. All entities listed were formed solely for the purpose of effectuating the Business Combination with Coliseum.
The consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.
Financial Instruments
The fair value of the Company’s liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying consolidated balance sheet.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of September 30, 2024, the carrying values of accounts payable approximate their fair values due to the short-term nature of the instruments.

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2024, the Company had minimal deferred tax assets.
FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2024. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Loss Per Common Share
Net loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. As of September 30, 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.
Recent Accounting Pronouncements
In November 2023, the FASB issued ASU No. 2023-07 (Topic 280), Improvements to Reportable Segment Disclosures. The ASU primarily will require enhanced disclosures about significant segment expenses. Additionally, it requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and disclosures.
In December 2023, the FASB issued ASU No. 2023-09 (Topic 740), Improvements to Income Tax Disclosures. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as an expansion of other income tax disclosures. The ASU is effective on a prospective basis for annual reporting periods beginning after December 15, 2024. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.
Note 3 — Commitments and Contingencies
Business Combination Agreement
On June 25, 2024, RET, Coliseum, Holdco, Merger Sub 1, and Old Merger Sub 2 entered into a Business Combination Agreement (the “Business Combination Agreement”). On August 22, 2024, Old

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2024
Merger Sub 2 entered into an Assignment and Assumption of Business Combination Agreement (the “Assignment”) pursuant to which Old Merger Sub 2 assigned to Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), all of Old Merger Sub 2’s right, title and interest in and to the Business Combination Agreement, and Merger Sub 2 assumed, and agreed to perform, satisfy and discharge in full, as the same become due, all of Old Merger Sub 2’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date thereof. Old Merger Sub 2 was liquidated and dissolved on August 23, 2024.
On August 22, 2024, all parties entered into an Amendment to the Business Combination Agreement (the “Amended Business Combination Agreement”). Pursuant to the Amended Business Combination Agreement, among other things and subject to the terms and conditions contained therein, (i) on the day immediately prior to the date of the closing of the Business Combination (the “Closing Date”), Coliseum will merge with and into Merger Sub 1 (the “SPAC Merger”) with Merger Sub 1 surviving the SPAC Merger as a direct, wholly owned subsidiary of Holdco, and (ii) on the Closing Date, following the SPAC Merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into RET (the “Company Merger”, and together with the SPAC Merger, the “Mergers”) with RET surviving the Company Merger so that, immediately following the Closing, each of Merger Sub 1 and RET will be a wholly-owned subsidiary of Holdco.
The Business Combination is subject to certain customary closing conditions, including but not limited to approval for the listing of Holdco Class A Common Stock on Nasdaq and a minimum cash condition of at least $10 million. There can be no assurances that such conditions will be satisfied. Additionally, each of RET and Coliseum may terminate the Amended Business Combination Agreement if the closing has not occurred on or before December 25, 2024. Assuming no redemptions, RET is expected to be capitalized via Coliseum’s trust account.
Note 4 — Stockholder’s Deficit
Common Stock — The Company is authorized to issue 275,000 shares of common stock, par value of $0.0001 per share. As of September 30, 2024, there was 1 share of common stock issued and outstanding.
Note 5 — Subsequent Events
The Company has evaluated subsequent events and transactions that occurred after the balance sheet date up to November 4, 2024, the date that the consolidated financial statements were available to be issued, and determined that there have been no events that have occurred that would require recognition or disclosure in the consolidated financial statements.

ANNEX A
BUSINESS COMBINATION AGREEMENT
by and among
COLISEUM ACQUISITION CORP.,
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.,
RAINWATER MERGER SUB 1, INC.,
RAINWATER MERGER SUB 2, INC.
AND
RAIN ENHANCEMENT TECHNOLOGIES, INC.
Dated as of June 25, 2024

A-1-1

A-1-2

A-1-3

SCHEDULES AND EXHIBITS
Schedules
Schedule A Company Disclosure Schedule
Schedule B SPAC Disclosure Schedule

Exhibits
Exhibit A Form of Holdco A&R Articles
Exhibit B Form of Holdco A&R Bylaws
Exhibit C Sponsor Support Agreement
Exhibit D Company Support Agreement
Exhibit E Form of Lock-Up Agreement
Exhibit F Form of Registration Rights Agreement
Exhibit G Form of Warrant Assumption Agreement

A-1-4

BUSINESS COMBINATION AGREEMENT
This Business Combination Agreement (this “Agreement”), dated as of June 25, 2024, is entered into by and among Coliseum Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”), and Rain Enhancement Technologies, Inc., a Massachusetts corporation (the “Company”). Each of the SPAC, Holdco, the Merger Subs, and the Company are herein referred to individually as a “Party” and, collectively, as the “Parties.”
Recitals
WHEREAS, (a) the Company is engaged in, or intends to engage in, the research and development, manufacture, marketing, sale and other exploitation of products, services or solutions in the field of weather modification (including rainfall generation, snowfall generation, cloud coverage and fog reduction), (b) the SPAC is a special purpose acquisition company formed for the purpose of effecting a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, reorganization, contractual control arrangement or similar type of transaction with one or more businesses (a “Business Combination”), (c) Holdco is a newly formed, wholly owned, direct subsidiary of the Company that was formed for the purpose of consummating the transactions contemplated by this Agreement and the Ancillary Agreements to which it is or will be a party, and (d) the Merger Subs are each newly formed, wholly owned, direct subsidiaries of Holdco that were formed for the purposes of consummating the transactions contemplated by this Agreement and the Ancillary Agreements to which they are or will be parties;
WHEREAS, upon recommendation of the transaction committee of the board of directors of the SPAC (the “SPAC Board”), the SPAC Board has (with Mr. Harry You abstaining) (i) determined that the transactions contemplated hereby (including the Mergers and the Dual Class Structure) and contemplated by the Ancillary Agreements to which SPAC is or will be a party are in the best interests of the SPAC and the SPAC Shareholders and are fair to the SPAC Shareholders, (ii) approved this Agreement and the Ancillary Agreements to which SPAC is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and the Dual Class Structure), and (iii) directed that the Proposals be submitted for consideration by the SPAC Shareholders at the Extraordinary General Meeting and recommended that the SPAC Shareholders approve and adopt the Proposals at the Extraordinary General Meeting;
WHEREAS, pursuant to the SPAC Organizational Documents, the SPAC is required to provide an opportunity for its shareholders to have their outstanding SPAC Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the SPAC Shareholder Approval;
WHEREAS, the board of directors of Holdco (the “Holdco Board”) has unanimously approved this Agreement, the Ancillary Agreements to which Holdco is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and the Dual Class Structure);
WHEREAS, the board of directors of Merger Sub 1 has unanimously approved this Agreement, the Ancillary Agreements to which Merger Sub 1 is or will be a party and the transactions contemplated hereby and thereby (including the SPAC Merger);
WHEREAS, the board of directors of Merger Sub 2 has unanimously approved this Agreement, the Ancillary Agreements to which Merger Sub 2 is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger);
WHEREAS, the Company, as the sole stockholder of Holdco, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Agreements to which Holdco is or will be a party, and the transactions contemplated hereby and thereby (including the Mergers and the Dual Class Structure);
WHEREAS, as promptly as practicable following the execution and delivery of this Agreement, Holdco, the Company, and the SPAC will jointly prepare, and Holdco will file, or cause to be filed, with the

A-1-5

SEC, a mutually-acceptable registration statement on Form S-4 for the registration under the Securities Act of the Holdco Class A Common Stock and Holdco Warrants to be issued in the Business Combination;
WHEREAS, Holdco, as the sole shareholder of Merger Sub 1 and Merger Sub 2, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Agreements to which each of the Merger Subs is or will be a party, and the transactions contemplated hereby and thereby (including the Mergers);
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) unanimously approved this Agreement, the Ancillary Agreements to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger and the Pre-Closing Recapitalization) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Agreements to which the Company is or will be a party, and the transactions contemplated hereby and thereby (including the Company Merger and the Pre-Closing Recapitalization) by the Company Shareholders entitled to vote thereon;
WHEREAS, the Company Shareholders holding a number of shares of Company Common Stock sufficient to provide the Company Shareholder Approval will, as promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement is declared effective under the Securities Act, approve this Agreement, the Ancillary Agreements to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and the Pre-Closing Recapitalization) by executing and delivering the Company Shareholder Written Consent;
WHEREAS, on the day immediately prior to the Closing Date, immediately prior to the SPAC Merger Effective Time, Mr. You will elect to convert the one issued and outstanding SPAC Class B Ordinary Share held by him into one SPAC Class A Ordinary Share, on a one-for-one basis, in accordance with the terms of the SPAC Organizational Documents and the Sponsor Support Agreement (the “SPAC Class B Conversion”), and the SPAC will take all such actions as are necessary to effect the SPAC Class B Conversion;
WHEREAS, subject to the terms and conditions of this Agreement and in accordance with Section 233 of the Companies Act (As Revised) of the Cayman Islands (the “CACI”), on the day immediately prior to the Closing Date, at the SPAC Merger Effective Time, SPAC will merge with and into Merger Sub 1 (the “SPAC Merger”), with Merger Sub 1 as the surviving company in the SPAC Merger and, after giving effect to the SPAC Merger, Merger Sub 1 will continue to be a wholly-owned Subsidiary of Holdco, and each issued and outstanding SPAC Class A Ordinary Share will be automatically converted, as of the SPAC Merger Effective Time, into the right to receive a portion of the SPAC Merger Consideration, and the SPAC Warrants will become the Holdco Warrants, in each case, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, subject to the terms and conditions of this Agreement and in accordance with the Massachusetts Business Corporation Act (the “MBCA”), on the Closing Date, following the consummation of the SPAC Merger, at the Company Merger Effective Time, Merger Sub 2 will merge with and into the Company (the “Company Merger” and together with the SPAC Merger, the “Mergers”), with the Company as the surviving company in the Company Merger and, after giving effect to the Company Merger, the Company will be a wholly-owned Subsidiary of Holdco, and each issued and outstanding share of each class of Company Common Stock will be automatically converted as of the Company Merger Effective Time into the right to receive a portion of the Company Merger Consideration, in each case, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) the SPAC Merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (b) the SPAC Class B Conversion qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (c) the Company Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (d) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder (clauses (a) through (c), collectively, the “Intended Tax Treatment”);
WHEREAS, prior to the consummation of the Closing, and subject to the SPAC Shareholder Approval and Company Shareholder Approval, (a) Holdco shall adopt the amended and restated articles of

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organization substantially in the form attached hereto as Exhibit A (the “Holdco A&R Articles”), which shall be the articles of incorporation of Holdco until thereafter amended in accordance with its terms and the MBCA, and which will, among other things, implement a dual class stock structure wherein Holdco’s common stock will consist of Holdco Class A Common Stock, entitling the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and Holdco Class B Common Stock, which will have economic rights (including dividend and liquidation rights) identical to those of the Holdco Class A Common Stock but the holders thereof will be entitled to ten votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote, which structure will terminate on the date that is five years after the Closing Date, or earlier in certain circumstances as more fully set forth in the Holdco A&R Articles (the “Dual Class Structure”), and (b) Holdco shall adopt the amended and restated bylaws substantially in the form attached hereto as Exhibit B (the “Holdco A&R Bylaws”), which shall be the bylaws of Holdco, until thereafter supplemented or amended in accordance with its terms and the MBCA;
WHEREAS, prior to the consummation of the Closing, in order to facilitate the consummation of the transactions contemplated hereby (including the Mergers and the Dual Class Structure), the Company will be recapitalized such that, immediately prior to the Company Merger Effective Time, the Company’s authorized capital stock will consist solely of shares of Company Class A Common Stock and Company Class B Common Stock (the “Pre-Closing Recapitalization”);
WHEREAS, concurrently with the execution and delivery of this Agreement, Coliseum Acquisition Sponsor LLC, a Delaware limited liability company (the “Previous Sponsor”), Berto LLC, a Delaware limited liability company (the “New Sponsor”), Harry L. You (the “Sponsor Affiliate”, and together with the Previous Sponsor and the New Sponsor, the “Sponsors”), the SPAC, Holdco, and the Company have entered into a support agreement in the form attached hereto as Exhibit C (the “Sponsor Support Agreement”), pursuant to which, among other things, each of the Sponsors has agreed to (a) vote all SPAC Ordinary Shares owned by him or it in favor of this Agreement, the Ancillary Agreements to which the SPAC is or will be a party and the transactions contemplated hereby and thereby (including the Mergers), (b) subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the SPAC Merger Effective Time, to elect to effectuate the SPAC Class B Conversion and to waive any adjustment to the conversion ratio set forth in the SPAC Organizational Documents or any other anti-dilution or similar protection, in each case, with respect to the SPAC Class B Ordinary Shares owned by him or it in connection with the transaction contemplated by this Agreement, and (c) not transfer any of his or its SPAC Ordinary Shares prior to the Closing, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, Holdco, the SPAC, the Company, and the Majority Shareholder have entered into a support agreement in the form attached hereto as Exhibit D (the “Company Support Agreement”), pursuant to which the Majority Shareholder has agreed to, among other things, (a) support and vote in favor of this Agreement, the Ancillary Agreements to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and the Pre-Closing Recapitalization) and (b) not transfer any of its shares of Company Common Stock prior to the Closing, on the terms and subject to the conditions set forth in the Company Support Agreement;
WHEREAS, simultaneously with the Closing, Holdco, the Sponsors, and the Majority Shareholder will enter into a lock-up agreement, substantially in the form attached hereto as Exhibit E (the “Lock-Up Agreement”);
WHEREAS, simultaneously with the Closing, Holdco, the Sponsors, and the Majority Shareholder will enter into a registration rights agreement, substantially in the form attached hereto as Exhibit F (the “Registration Rights Agreement”); and
WHEREAS, simultaneously with the Closing, Holdco, the SPAC, and Continental Stock Transfer & Trust Company will enter into a warrant assumption agreement, which will provide for the assumption of the SPAC Warrants by Holdco and reflect that the Holdco Warrants will be exercisable for Holdco Class A Common Stock in lieu of SPAC Class A Ordinary Shares following the Closing, substantially in the form attached hereto as Exhibit G (the “Warrant Assumption Agreement”).

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NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS; INTERPRETATION
Section 1.1   Defined Terms.   For the purposes of this Agreement, the following terms shall have the following meanings:
“Action” means any action, lawsuit, arbitration, litigation, proceeding, complaint, citation, summons, subpoena, charge, claim, demand or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).
“Ancillary Agreements” means the Sponsor Support Agreement, the Company Support Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Warrant Assumption Agreement, and each other agreement, document, instrument and certificate entered into in connection therewith and any and all schedules thereto.
“Anti-Corruption Laws” means individually or collectively, any anti-bribery, anti-money laundering or anti-corruption Laws or Orders relating to combatting bribery, corruption and money laundering that are applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.
“Benefit Plan” means any (i) ”employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA); (ii) any other employee benefit plan, program, or arrangement, including any employment, retention, profit-sharing, bonus, share or stock option, stock purchase, restricted share or stock or other equity or equity-based, incentive, deferred compensation, severance, redundancy, termination, retirement, pension, change in control, health, welfare, fringe benefit; and (iii) all other plans, employment contracts, directors’ appointment letters and offer letters, schemes, programs, agreements, commitments or arrangements providing money, services, property, or benefits, sponsored, maintained or contributed to by the Company or any ERISA Affiliate for the benefit of any employee, officer or director, with respect to which the Company or its ERISA Affiliates have any liability or would reasonably be expected to have liability.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York and the Cayman Islands.
“Close Family Member” means, with respect to any Person, such Person’s (a) such Person’s spouse; (b) such Person and such spouse’s grandparents, parents, siblings, children, nieces, nephews, aunts, uncles and first cousins; (c) the spouse of any Persons listed in subcategories (a) and (b); and (d) any other Person who shares the same household with such Person.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company Benefit Plan” means any Benefit Plan solely sponsored (or entered into) by the Company.
“Company Class A Common Stock” means the Company’s Class A common stock, par value $0.0001 per share, which as of immediately after the Pre-Closing Recapitalization will have one (1) vote per share on all matters on which the Company Class A Common Stock will be entitled to vote.
“Company Class B Common Stock” means the Company’s Class B common stock, par value $0.0001 per share, which as of immediately after the Pre-Closing Recapitalization will have ten (10) votes per share on all matters on which the Company Class B Common Stock will be entitled to vote.

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“Company Common Stock” means, (a) prior to the Pre-Closing Recapitalization, shares of the common stock, par value $0.0001 per share, of the Company, and (b) subsequent to the Pre-Closing Recapitalization, collectively, the Company Class A Common Stock and the Company Class B Common Stock.
“Company Disclosure Schedule” means the disclosure schedule dated as of the date hereof and delivered by the Company to the SPAC in connection with this Agreement, attached hereto as Schedule A.
“Company Employee” means an individual who is, immediately before the Closing, employed by the Company (including those individuals who are on an approved leave of absence).
“Company Executives” means Chris Riley and Paul Dacier.
“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company.
“Company Organizational Documents” means, collectively, the Company’s Articles of Organization and Bylaws, as amended and as may be further amended from time to time in accordance with their terms.
“Company Shareholders” means the holders of shares of Company Common Stock.
“Consent” means any consent, waiver, approval, notification, license, permit, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person.
“Consulting Agreement” means that certain Consulting Services Agreement between the New Sponsor and a consultant to provide certain consulting, advisory and related services in connection with an amendment to the SPAC Organizational Documents.
“Contract” means, with respect to any Person, any written agreement, contract, indenture, deed, note, bond, mortgage, lease, license, guarantee, purchase order, commitment, arrangement or undertaking, or other document or instrument, in each case, to which or by which such Person is a party or otherwise subject or bound or to which or by which any asset, property or right of such Person is subject or bound.
“Copyrights” has the meaning set forth in the definition of Intellectual Property.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and the applicable rulings and regulations thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Ratio” means (a) $45,000,000 plus the amount of any Closing Offering with one or more bona fide third parties (which expressly excludes the Majority Stockholder, the Sponsors, the officers and directors of the Parties, and any of its or their Affiliates) which is structured as an investment directly into the Company and is consummated and funded prior to the effectiveness of the Registration Statement, divided by (b) the SPAC Public Share Redemption Price.
“Extraordinary General Meeting” means a meeting of the holders of SPAC Ordinary Shares to be held for the purpose of approving the Proposals.
“Fraud” means actual fraud (as defined under Delaware common law) by a Person with respect to the making of the representations and warranties set forth in this Agreement or the Ancillary Agreements.
“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied throughout the periods involved.
“Government Official” means (a) any director, officer, employee, agent or representative (including anyone elected, nominated, or appointed to be an officer, employee, or representative) of any Governmental

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Entity, or anyone otherwise acting in an official capacity on behalf of a Governmental Entity; (b) any candidate for public or political office; (c) any royal or ruling family member; or (d) any agent or representative of any of those Persons listed in subcategories (a) through (c).
“Governmental Entity” means any federal, state, local or foreign government, or any department, agency, or instrumentality of any government; any public international organization, any transnational governmental organization; any court of competent jurisdiction, arbitral, administrative agency, commission, or other governmental regulatory authority or quasi-governmental authority, any political party; and any national securities exchange or national quotation system.
“Holdco Class A Common Stock” means Holdco’s Class A common stock, par value $0.0001 per share, which pursuant to the terms of the Holdco A&R Articles will have one (1) vote per share on all matters on which the Holdco Class A Common Stock will be entitled to vote.
“Holdco Class B Common Stock” means Holdco’s Class B common stock, par value $0.0001 per share, which pursuant to the terms of the Holdco A&R Articles will have ten (10) votes per share on all matters on which the Holdco Class B Common Stock will be entitled to vote.
“Holdco Shares” means, collectively, the Holdco Class A Common Stock and Holdco Class B Common Stock.
“Holdco Warrants” means, collectively, the Holdco Assumed Public Warrants and Holdco Assumed Private Placement Warrants.
“Indebtedness” means, as of any time of determination, with respect to the Company, without duplication, all of the following, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise in respect of (a) all indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security; (c) all indebtedness for borrowed money of the Company for which the Company has guaranteed payment; (d) any Liabilities in respect of deferred purchase price for property or services with respect to which the Company is liable, contingently or otherwise, as obligor or otherwise for additional purchase price (excluding any purchase commitments for capital expenditures and any trade account payables incurred in the ordinary course of business); (e) reimbursement obligations under any letters of credit (solely to the extent drawn); and (f) obligations under derivative financial instruments, including hedges, currency and interest rate swaps and other similar instruments, in each case calculated in accordance with GAAP.
“Intellectual Property” means any and all intellectual property and proprietary rights in any and all jurisdictions worldwide, whether registered or unregistered, including rights in and to: (a) all trade names, trademarks and service marks, logos, designs, trade dress, slogans, business names, corporate names, and all other indicia of origin, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing (“Trademarks”), (b) patents, patent applications, statutory invention registrations, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations in connection therewith (“Patents”) and inventions (whether or not patentable), (c) copyrights, whether domestic or foreign, copyrightable works and all works of authorship (“Copyrights”), (d) designs, (e) domain names and websites, (f) trade secrets, know-how, proprietary information (such as processes, techniques, formulae, compositions, data analytics, models and methodologies) and other non-public or confidential information, (g) software (including source code, executable code, systems, tools, data, databases, firmware, and related documentation) and technology and (h) any other industrial and intellectual property rights.
“Intervening Event” means any event, fact, development, circumstance or occurrence that (i) was not known to or reasonably foreseeable by the SPAC Board as of the date of this Agreement and (ii) does not relate to any Business Combination; provided, however, that (1) any change in the price or trading volume of SPAC Public Shares shall not be taken into account for purposes of determining whether an Intervening Event has occurred and (2) the Company meeting, failing to meet or exceeding projections (in and of itself, but without preventing a determination of an Intervening Event as to the events, facts, developments, circumstances or occurrences underlying such change) shall not be taken into account for purposes of determining whether an Intervening Event has occurred.

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“Knowledge” means (a) with respect to the Company, the actual knowledge, following reasonable inquiry, of Paul Dacier and any of the Company Executives and (b) with respect to the SPAC, the actual knowledge of the SPAC Executives.
“Law” means any national, federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, code, Order, arbitration award, requirement or approval of, or determination by, or interpretation or administration of, any of the foregoing by, any Governmental Entity, arbitrator or mediator, or any license or permit of any Governmental Entity.
“Liability” means any obligation, commitment, liability, or Indebtedness of any kind, character, description, or nature whatsoever whether known or unknown, absolute, contingent, accrued, matured or unmatured, determined or determinable, or otherwise.
“Liens” means all liens, pledges, charges, claims, security interests, restrictions on transfer, or other similar encumbrances.
“Majority Shareholder” means Rainwater, LLC.
“Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon the business, results of operations or financial condition of the Company; provided, however, that, with respect to the foregoing, none of the following (or the effect of the following), alone or in combination, will constitute a Material Adverse Effect, or will be considered in determining whether a Material Adverse Effect has occurred: (i) changes that are the result of factors generally affecting the industries, geographic areas or markets in which the Company operates; (ii) the public announcement, pendency or consummation of the transactions contemplated by this Agreement, including the negotiation and execution of this Agreement; (iii) changes in applicable Law or GAAP or the official interpretation thereof, in each case effected after the date of this Agreement; (iv) any failure of the Company to achieve any projected revenue, earnings, expense, sales or other projections, forecasts, predictions or budgets prior to the Closing (it being understood that the underlying event, circumstance or state of facts giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether a Material Adverse Effect has occurred); (v) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (vi) any change in the financial, banking, or securities markets; (vii) any strike, embargo, labor disturbance, riot, protests, earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire, other weather-related or meteorological event, pandemic (including the COVID-19 pandemic and any COVID-19 measures), epidemic, disease outbreak, or other natural disaster or act of god (including any escalation or general worsening of any of the foregoing); (viii) any national or international political conditions in or affecting any jurisdiction in which the Company conducts business; (ix) the engagement in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including cyberterrorism); (x) any consequences arising from any action by a Party required by this Agreement or any Ancillary Agreement (other than the Company’s compliance with Section 5.1(a) hereof, except as a result of the failure of the SPAC to consent to an action following request for such consent by such Party in accordance with this Agreement); or (xi) any consequences arising from any action taken (or omitted to be taken) by the Company at the written request of the SPAC; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (iii), (v), (vi) and (ix) may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur only to the extent such event, circumstance or state of facts has a material and disproportionate effect on the Company relative to other comparable entities operating in the industries and markets in which the Company operates.
“Multiemployer Plan” means a “multiemployer plan” (as such term is defined in Section 3(37) and 4001(a)(3) of ERISA).
“Non-Redemption Agreements” means those certain Non-Redemption Agreements dated as of November 22, 2023, by and among the SPAC, the Sponsor Affiliate, and certain shareholders of the SPAC pursuant to which such shareholders agreed not to redeem SPAC Public Shares held by them in connection with an amendment to the SPAC Organizational Documents.

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“Order” means any judgment, decision, decree, order, settlement, injunction, writ, stipulation, determination or award issued or entered by, with, or under the supervision of, any Governmental Entity.
“Organizational Documents” means the memorandum and articles of association, articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.
“Patents” has the meaning set forth in the definition of Intellectual Property.
“Permits” means any and all permits, authorizations, approvals, registrations, franchises, licenses, certificates, waivers, variances or other approvals or similar rights required to be obtained from Governmental Entities.
“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (b) statutory Liens of landlords, lessors or renters in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (c) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law that are not yet due and payable or that are being contested in good faith; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein), in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (f) Liens not created by the Company or any of its Subsidiaries that affect the underlying fee interest of any Leased Real Property, including master leases or ground leases, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (g) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions with respect to real property, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; or (h) Liens to be released at the Closing.
“Person” means any individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.
“Proceeding” means any action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Proxy Statement” means the proxy statement included as part of the Registration Statement with respect to the Extraordinary General Meeting for the purpose of soliciting proxies from the SPAC Shareholders to approve the Proposals (which shall also provide the SPAC Shareholders with the opportunity to redeem their SPAC Public Shares in conjunction with a shareholder vote on the Business Combination).
“Regulatory Law” means all applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger, acquisition or investment, or to protect the foreign investment, national security or the national economy of any nation.
“Representatives” of a Person shall mean any Affiliate of such Person and its and their respective officers, directors, employees, financial advisors, attorneys, accountants, consultants, legal counsel and other advisors and representatives.
“SEC” means the Securities and Exchange Commission.

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“SEC Guidance” means (a) any publicly available written or oral interpretations, questions and answers, guidance and forms of the SEC, (b) any oral or written comments, requirements or requests of the SEC or its staff, (c) the Securities Act and the Exchange Act and (d) any other rules, bulletins, releases, manuals and regulations of the SEC.
“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“SPAC Class A Ordinary Share” means a Class A ordinary share, par value $0.001 per share, of the SPAC.
“SPAC Class B Ordinary Share” means a Class B ordinary share, par value $0.001 per share, of the SPAC.
“SPAC Convertible Note” means the Convertible Promissory Note, dated as of June 22, 2023, issued by the SPAC to the New Sponsor.
“SPAC Disclosure Schedule” means the disclosure schedule dated as of the date hereof and delivered by the SPAC to the Company in connection with this Agreement, attached hereto as Schedule B.
“SPAC Executives” means Harry L. You, Charles Wert and Oanh Truong.
“SPAC Material Adverse Effect” means any event, change or effect that prevents or materially delays or materially impairs the ability of the SPAC (a) to satisfy the conditions precedent to the consummation of the Transactions or (b) to perform its obligations under this Agreement and the Ancillary Agreements, including the obligation to consummate the SPAC Merger.
“SPAC Ordinary Shares” means, collectively, the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares.
“SPAC Organizational Documents” means SPAC’s Amended and Restated Memorandum and Articles of Association, as amended and as may be further amended from time to time in accordance with its terms.
“SPAC Public Share Redemption Price” means the price per share to be paid to the holders of SPAC Public Shares who validly exercise their SPAC Shareholder Redemption Rights, as determined by the Trustee pursuant to the Trust Agreement and SPAC Organizational Documents.
“SPAC Public Shares” means the SPAC Class A Ordinary Shares initially included in the SPAC Units sold by the SPAC in the IPO.
“SPAC Shareholder” means a holder of SPAC Ordinary Shares.
“SPAC Shareholder Approval” means (i) the approval of the Business Combination Proposal and Adjournment Proposal (if submitted to the SPAC Shareholders) by an ordinary resolution under Cayman Islands Law, being an affirmative vote of the holders of at least a majority of the outstanding SPAC Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the SPAC Organizational Documents) in person or represented by proxy at the Extraordinary General Meeting, (ii) the approval of the Merger Proposal by a special resolution under Cayman Islands Law, being an affirmative vote of the holders of at least a two-thirds majority of the votes cast by the holders of the outstanding SPAC Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the SPAC Organizational Documents) in person or represented by proxy at the Extraordinary General Meeting, and (iii) with respect to any other proposal proposed to the SPAC Shareholders, the requisite approval required under the SPAC Organizational Documents, the CACI or any other applicable Law, in each case, at the Extraordinary General Meeting.
“SPAC Shareholder Redemption Rights” means the right of an eligible (as determined in accordance with the SPAC Organizational Documents) holder of SPAC Public Shares to redeem all or a portion of its SPAC Public Shares (in connection with the Transactions or otherwise) as set forth in the SPAC Organizational Documents.

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“SPAC Units” means the units of the SPAC issued in the IPO, each consisting of one SPAC Class A Ordinary Share and one-third of one SPAC Public Warrant.
“SPAC Warrants” means, collectively, the SPAC Public Warrants and SPAC Private Placement Warrants.
“Subsidiary” with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in any election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof; (b) if a limited liability company, partnership, association, trust, or other business entity (other than a corporation), a majority of the ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof; or (c) that is otherwise consolidated with such Person for financial reporting purposes.
“Tax” means any tax of any kind, including any federal, state, local and foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, share capital, transfer, registration, social security (or similar), Medicare, production, franchise, gross receipts, payroll, sales, employment, use, property, unclaimed property or escheat liabilities, excise, value-added, unclaimed property, estimated, stamp, alternative or add-on minimum, environmental, customs or similar duties, withholding and any other tax, assessment, fee, levy or duty together with all interest, penalties and additions imposed with respect to such amounts.
“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.
“Trademark” has the meaning set forth in the definition of Intellectual Property.
“Transaction Expenses” means all out-of-pocket third-party costs and expenses that were incurred in connection with the negotiation, documentation and execution of this Agreement, the Ancillary Agreements and the consummation of the Transactions, including, without limitation, costs, fees and expenses of legal counsel and other Representatives.
“Transactions” means the transactions contemplated by this Agreement, including the Mergers and the Pre-Closing Recapitalization.
“Trust Account” means the trust account established by the SPAC pursuant to the Trust Agreement.
“Trust Agreement” means the Investment Management Trust Agreement, dated as of June 22, 2021, by and between the SPAC and the Trustee, as amended from time to time.
“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee of the Trust Account.
“Warrant Agreement” means the Warrant Agreement, dated June 22, 2021, by and between the SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.
“Willful Breach” means, with respect to a Party, a breach of any provision of this Agreement by such Party or any Affiliate of such Party that is the result of a willful or intentional act or failure to act by such Person that would reasonably be expected to result in a material breach hereof or thereof.
“Working Capital Loans” means any loan made to the SPAC by any of the Sponsors, any affiliate, officer, manager or member of the Sponsors, or the SPAC’s officers or directors, and evidenced by a promissory note, in each for the purpose of financing the ordinary course working capital of the SPAC or costs incurred as reasonably necessary to facilitate the consummation of the Transactions.

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Section 1.2   Further Definitions.   The following terms have the meanings set forth in the Sections set forth below:
Term	Location
Adjournment Proposal	Section 5.16(c)
Agreement	Preamble
Alternative Transaction	Section 5.8(a)
Alternative SPAC Transaction	Section 5.8(b)
Business Combination	Recitals
Business Combination Proposal	Section 5.16(c)
CACI	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
Closing D&O Policy	Section 5.10(b)
Closing Offering	Section 5.20
Closing 8-K	Section 5.13(a)
COBRA	Section 3.16(c)
Company	Preamble
Company Articles of Merger	Section 2.4(a)
Company Board	Recitals
Company Board Recommendation	Section 5.17(a)
Company Certificates	Section 2.5(b)(i)
Company D&O Tail	Section 5.10(d)
Company Interim Financials	Section 5.19(a)
Company Merger	Recitals
Company Merger Consideration	Section 2.4(b)(ii)
Company Merger Effective Time	Section 2.4(a)
Company Shareholder Approval	Section 5.17(a)
Company Shareholder Written Consent	Section 5.17(a)
Company Shareholder Written Consent Deadline	Section 5.17(a)
Company Subsidiaries	Section 3.3
Company Support Agreement	Recitals
Company Year End Financials	Section 5.19(a)
Confidential Information	Section 5.5
D&O Indemnified Persons	Section 5.10(a)
Dissenting Company Shareholder	Section 2.4(e)
Dissenting Company Shares	Section 2.4(e)
Dissenting SPAC Shareholder	Section 2.3(e)
Dissenting SPAC Shares	Section 2.3(e)
Dual Class Structure	Recitals
Enforceability Exceptions	Section 3.4(a)
Financial Statements	Section 3.8(a)
First Surviving Company	Section 2.1(e)
First Surviving Company Organizational Documents	Section 2.3(c)
Holdco	Preamble

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Term	Location
Holdco A&R Articles	Recitals
Holdco A&R Bylaws	Recitals
Holdco Assumed Private Placement Warrant	Section 2.3(b)(iv)
Holdco Assumed Public Warrant	Section 2.3(b)(iii)
Holdco Board	Recitals
Holdco Equity Incentive Plan	Section 5.15
Holdco Interim Financials	Section 5.19(b)
Intended Tax Treatment	Recitals
IPO	Section 8.11
Leased Real Property	Section 3.11(b)
Lock-Up Agreement	Recitals
Material Contract	Section 3.12(a)
MBCA	Recitals
Merger Proposal	Section 5.16(c)
Mergers	Recitals
Merger Sub 1	Recitals
Merger Sub 2	Recitals
Merger Subs	Recitals
Nasdaq	Section 4.3(c)
New Sponsor	Recitals
Outside Date	Section 7.1(b)(i)
Party and Parties	Preamble
Pre-Closing Recapitalization	Recitals
Previous Sponsor	Recitals
Proposals	Section 5.16(c)
Prospectus	Section 8.11
Registered Company Intellectual Property	Section 3.15(a)
Registration Rights Agreement	Recitals
Registration Statement	Section 5.16(a)
Released Claims	Section 8.11
Required Financial Statements	Section 5.19(b)
Reviewable Document	Section 5.13(b)
Second Surviving Company	Section 2.1(f)
Second Surviving Company Organizational Documents	Section 2.4(c)
Section 16	Section 5.9
Signing 8-K	Section 5.13(a)
SPAC	Preamble
SPAC Board	Recitals
SPAC Board Recommendation	Section 5.16(d)
SPAC Certificates	Section 2.3(b)(ii)
SPAC Change in Recommendation	Section 5.16(d)
SPAC Class B Conversion	Recitals
SPAC D&O Tail	Section 5.10(c)

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Term	Location
SPAC Merger	Recitals
SPAC Merger Consideration	Section 2.3(b)(ii)
SPAC Merger Effective Time	Section 2.3(a)
SPAC Plan of Merger	Section 2.3
SPAC Private Placement Warrants	Section 4.2(a)
SPAC Public Securities	Section 4.11
SPAC Public Warrants	Section 4.2(a)
SPAC SEC Documents	Section 4.3
SPAC Unit Separation	Section 2.1(c)(ii)
Sponsor Affiliate	Recitals
Sponsor Support Agreement	Recitals
Sponsors	Recitals
Super 8-K	Section 5.13(a)
Transfer Agent	Section 2.5(a)
Warrant Assumption Agreement	Recitals
ARTICLE II
THE MERGERS
Section 2.1   The Mergers and Related Transactions.   On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:
(a)   Company Pre-Closing Recapitalization.   Prior to the Company Merger Effective Time, the Company shall take all actions necessary to effect the Pre-Closing Recapitalization, including (i) authorizing two classes of Company common stock, such that the capitalization of the Company will consist of Company Class A Common Stock and Company Class B Common Stock, (ii) exchanging each share of Company Common Stock held by the Majority Shareholder immediately prior to the Pre-Closing Recapitalization for shares of Company Class B Common Stock on a 1:1 basis, (iii) exchanging each share of Company Common Stock held by each remaining Company Shareholder for shares of Company Class A Common Stock on a 1:1 basis, and (iv) amending, restating, supplementing or otherwise modifying the Company Organizational Documents to reflect the Pre-Closing Recapitalization; provided, that the Company shall not take any action pursuant to this Section 2.1(a) that would have the effect of increasing the aggregate consideration to be paid to the Company Shareholders in connection with the Company Merger.
(b)   SPAC Shareholder Redemptions.   On the day immediately prior to the Closing Date, prior to the SPAC Merger Effective Time, SPAC shall cause each SPAC Public Share that a SPAC Shareholder has timely and validly elected to redeem pursuant to the exercise of the SPAC Shareholder Redemption Rights, to be redeemed for an amount of cash equal to the SPAC Public Share Redemption Price, in each case, on the terms and subject to the conditions set forth in the SPAC Organizational Documents.
(c)   Holdco Organizational Documents.   On or before the day immediately prior to the Closing Date, prior to the SPAC Merger Effective Time, (i) Holdco shall file with the Secretary of the Commonwealth of Massachusetts the Holdco A&R Articles and (ii) the Holdco Board shall adopt the Holdco A&R Bylaws. The Holdco A&R Articles and Holdco A&R Bylaws shall be the Organizational Documents of Holdco from and after the Closing until such time that any such Organizational Documents are amended, restated, supplemented or otherwise modified in accordance with the terms thereof and applicable law.
(d)   SPAC Class B Conversion.   On the day immediately prior to the Closing Date, prior to the SPAC Merger Effective Time and at Mr. You’s election, the SPAC shall effect the SPAC Class B Conversion.
(e)   The SPAC Merger.   On the day immediately prior to the Closing Date, in accordance with the CACI, at the SPAC Merger Effective Time, the SPAC shall merge with and into Merger Sub 1, and the

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separate existence of the SPAC shall cease and Merger Sub 1 shall continue as the surviving company of the SPAC Merger and as a wholly-owned Subsidiary of Holdco (the “First Surviving Company”).
(f)   The Company Merger.   On the Closing Date, in accordance with the MBCA, at the Company Merger Effective Time, Merger Sub 2 shall merge with and into the Company, and the separate existence of Merger Sub 2 shall cease and the Company shall continue as the surviving company of the Company Merger and as a wholly-owned Subsidiary of Holdco (the “Second Surviving Company”).
Section 2.2   Closing.   The consummation of the Transactions (the “Closing”) shall take place (a) by conference call and by exchange of signature pages by email or other electronic transmission as promptly as practicable and in no event later than 9:00 a.m. eastern time on the third (3rd) Business Day after the conditions set forth in Article VI have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other date and time as the Parties mutually agree (the date upon which the Closing occurs, the “Closing Date”).
Section 2.3   Effecting the SPAC Merger.
(a)   SPAC Plan of Merger.   On the day immediately prior to the Closing Date, SPAC and Merger Sub 1 shall cause the SPAC Merger to be consummated by filing with the Registrar of Companies of the Cayman Islands, the plan of merger substantially in the form to be agreed between SPAC and Merger Sub 1 (which shall, without limitation, include the particulars required pursuant to the CACI) (the “SPAC Plan of Merger”) and such other documents as may be required in accordance with the applicable provisions of the CACI or any other applicable law to make the SPAC Merger effective. The SPAC Merger shall become effective on the date at which the SPAC Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date as SPAC and Merger Sub 1 may agree and specify pursuant to the CACI (the date that the SPAC Merger becomes effective is referred to herein as the “SPAC Merger Effective Time”). The SPAC Merger shall have the effects set forth in this Agreement, the SPAC Plan of Merger, and the applicable provisions of the CACI. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of SPAC and Merger Sub 1 shall vest in the First Surviving Company, in each case, in accordance with the applicable provisions of the CACI.
(b)   Effect on SPAC and Merger Sub 1 Shares.
(i)   Immediately prior to the SPAC Merger Effective Time, to the extent any SPAC Units remain outstanding and unseparated, the SPAC Class A Ordinary Shares and SPAC Public Warrants comprising each such issued and outstanding SPAC Unit shall be automatically separated (the “SPAC Unit Separation”) and the holder of each SPAC Unit shall be deemed to hold one (1) SPAC Class A Ordinary Share and one-third (1/3) of one SPAC Public Warrant. Immediately following the SPAC Unit Separation, all SPAC Units shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and the holders of SPAC Units immediately prior to the SPAC Unit Separation shall cease to have any rights with respect to such SPAC Units except as provided herein.
(ii)   At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or any other Person, each SPAC Class A Ordinary Share (after taking into account the SPAC Class B Conversion, the SPAC Unit Separation, and any SPAC Class A Ordinary Shares required to be issued by the SPAC pursuant to the Non-Redemption Agreements and the Consulting Agreement, but not including any SPAC Public Shares redeemed pursuant to Section 2.1(b), any shares cancelled pursuant to Section 2.3(b)(v), any Dissenting SPAC Shares, or any SPAC Ordinary Shares forfeited and surrendered by the Sponsors for no consideration pursuant to the Non-Redemption Agreements, the Consulting Agreement, or any other agreement entered into prior to the Closing by one or more of the Sponsors providing for the forfeiture of SPAC Ordinary Shares) issued and outstanding as of immediately prior to the SPAC Merger Effective Time shall be automatically canceled and extinguished and converted into one (1) share of Holdco Class A Common Stock (cumulatively, the “SPAC Merger Consideration”). From and after the SPAC Merger Effective Time, each SPAC Shareholder’s certificates (the “SPAC Certificates”), if any, evidencing ownership of the SPAC Class A Ordinary Shares and the SPAC Class A Ordinary Shares held in book-entry form issued

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and outstanding immediately prior to the SPAC Merger Effective Time (and the holders thereof) shall each cease to have any rights with respect to such SPAC Class A Ordinary Shares except the right to receive the applicable portion of the SPAC Merger Consideration or as otherwise expressly provided for herein or under applicable Law.
(iii)   At the SPAC Merger Effective Time, each SPAC Public Warrant that is outstanding immediately prior to the SPAC Merger Effective Time (after taking into account the SPAC Unit Separation) shall remain outstanding and shall automatically be adjusted to become a warrant to purchase one share of Holdco Class A Common Stock (each, a “Holdco Assumed Public Warrant”). Each Holdco Assumed Public Warrant will continue to have, and be subject to, the same terms as the SPAC Public Warrants (other than the fact that it is exercisable for one share of Holdco Class A Common Stock) and shall be governed by the Warrant Agreement, as assigned to and assumed by Holdco pursuant to the Warrant Assumption Agreement.
(iv)   At the SPAC Merger Effective Time, each SPAC Private Placement Warrant that is outstanding immediately prior to the SPAC Merger Effective Time shall remain outstanding and shall automatically be adjusted to become a warrant to purchase one share of Holdco Class A Common Stock (each, a “Holdco Assumed Private Placement Warrant”). Each Holdco Assumed Private Placement Warrant will continue to have, and be subject to, the same terms as the SPAC Private Placement Warrants (other than the fact that it is exercisable for one share of Holdco Class A Common Stock) and shall be governed by the Warrant Agreement, as assigned to and assumed by Holdco pursuant to the Warrant Assumption Agreement.
(v)   At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or any other Person, each SPAC Ordinary Share held immediately prior to the SPAC Merger Effective Time by SPAC as a treasury share or held by any direct or indirect Subsidiary of SPAC immediately prior to the SPAC Merger Effective Time shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.
(vi)   At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or any other Person, each share of Merger Sub 1 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically cancelled and extinguished and converted into one (1) ordinary share, par value US $0.0001 per share of the First Surviving Company, with the rights, powers and privileges given to such share by the First Surviving Company Organizational Documents and the CACI, and shall constitute the only outstanding shares of the First Surviving Company immediately following the SPAC Merger Effective Time. Immediately following the SPAC Merger Effective Time, Holdco shall be the sole and exclusive owner of all shares of the First Surviving Company and the register of members of the First Surviving Company shall be updated at the SPAC Merger Effective Time to reflect the foregoing.
(c)   First Surviving Company Organizational Documents.   At the SPAC Merger Effective Time, Merger Sub 1’s Organizational Documents, as in effect immediately prior to the SPAC Merger Effective Time, shall be amended and restated in a form to be mutually agreed between SPAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “First Surviving Company Organizational Documents”) and, as so amended and restated, shall be the Organizational Documents of the First Surviving Company on and from the SPAC Merger Effective Time until thereafter changed or amended as provided therein or by applicable Law.
(d)   First Surviving Company Directors and Officers.   At the SPAC Merger Effective Time, the initial directors and officers of the First Surviving Company shall be the same Persons that are designated as the officers and directors of Holdco, each to hold office in accordance with the First Surviving Company Organizational Documents until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(e)   Dissenters’ Rights.   Notwithstanding anything to the contrary herein and in accordance with Section 238 of the CACI, any SPAC Ordinary Share issued and outstanding immediately prior to the SPAC Merger Effective Time for which any SPAC Shareholder (such SPAC Shareholder, a “Dissenting SPAC Shareholder”) has validly exercised properly in writing their dissenters’ rights for such SPAC Ordinary Shares

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in accordance with Section 238 of the CACI, and has otherwise complied in all respects with all of the provisions of the CACI relevant to the exercise and perfection of dissenters’ rights (collectively, the “Dissenting SPAC Shares”) shall not be converted into the right to receive, and the applicable Dissenting SPAC Shareholder shall have no right to receive, the applicable portion of the SPAC Merger Consideration pursuant to Section 2.3(b)(ii) unless and until such Dissenting SPAC Shareholder effectively withdraws or loses such dissenters’ rights (through failure to perfect such dissenters’ rights or otherwise) under the CACI. From and after the SPAC Merger Effective Time, (A) the Dissenting SPAC Shares shall no longer be outstanding and shall automatically be cancelled and extinguished by virtue of the SPAC Merger and shall cease to exist and (B) the Dissenting SPAC Shareholders shall be entitled only to such rights as may be granted to them under Section 238 of the CACI and shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the First Surviving Company or any of its Affiliates (including Holdco); provided, however, that if any Dissenting SPAC Shareholder effectively withdraws or loses such dissenters’ rights (through failure to perfect such dissenters’ rights or otherwise) under the CACI, then the SPAC Ordinary Shares held by such Dissenting SPAC Shareholder (1) shall no longer be deemed to be Dissenting SPAC Shares and (2) shall be treated as if they had been converted automatically at the SPAC Merger Effective Time into the right to receive the applicable portion of the SPAC Merger Consideration pursuant to Section 2.3(b)(ii). Each Dissenting SPAC Shareholder who becomes entitled to payment for his, her or its Dissenting SPAC Shares pursuant to the CACI shall receive payment thereof from SPAC in accordance with the CACI. SPAC shall give Holdco prompt notice of any written demands for dissenters’ rights of any SPAC Ordinary Share, attempted withdrawals of such demands and any other material developments related to any such demands and provide copies of all documents, instruments or other communications received by SPAC, any of its Subsidiaries or any of their respective Representatives related thereto and shall otherwise keep Holdco reasonably apprised as to the status and developments related to such matters, and Holdco shall have the opportunity to participate in all negotiations and proceedings with respect to all such demands. SPAC shall not, except with the prior written consent (not to be unreasonably withheld, conditioned or delayed) of Holdco, make any payment or deliver any consideration (including Holdco Shares) with respect to, settle or offer or agree to settle any such demands.
Section 2.4   Effecting the Company Merger.
(a)   Company Articles of Merger.   On the Closing Date, the Company and Merger Sub 2 shall cause the Company Merger to be consummated by filing with the Secretary of the Commonwealth of Massachusetts articles of merger substantially in the form to be agreed between the Company and Merger Sub 2 (which shall, without limitation, include the particulars required pursuant to the MBCA) (the “Company Articles of Merger”) and such other documents as may be required in accordance with the applicable permissions of the MBCA or any other applicable law to make the Company Merger effective. The Company Merger shall become effective on the date and at the time at which the Company Articles of Merger have been duly filed with the Secretary of the Commonwealth of Massachusetts or such later date and/or time as may be agreed in writing by the Company and Merger Sub 2 and specified in the Company Articles of Merger (the time that the Company Merger becomes effective is referred to herein as the “Company Merger Effective Time”). The Company Merger shall have the effects set forth in the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub 2 shall vest in the Second Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub 2 shall become the debts, liabilities, obligations and duties of the Second Surviving Company, in each case, in accordance with the MBCA.
(b)   Effect on Company and Merger Sub 2 Shares.
(i)   The Company shall use its commercially reasonable efforts to cause each convertible promissory note or other security that is convertible into or exchangeable for shares of Company Common Stock that is outstanding immediately prior to the Company Merger Effective Time to be converted into or exchanged for shares of Company Class A Common Stock pursuant to its terms immediately prior to the Company Merger Effective Time.
(ii)   At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each share of Company Common Stock (after taking into account the Pre-Closing Recapitalization, and including shares of Company Common Stock

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issued upon the conversion of convertible securities pursuant to Section 2.4(b)(i), but not including any Dissenting Company Shares and the shares of Company Common Stock cancelled and extinguished pursuant to Section 2.4(b)(iii)) issued and outstanding as of immediately prior to the Company Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive: (x) with respect to each share of Company Class A Common Stock, a number of shares of Holdco Class A Common Stock equal to the Exchange Ratio and (y) with respect to each share of Company Class B Common Stock, a number of shares of Holdco Class B Common Stock equal to the Exchange Ratio (cumulatively, the “Company Merger Consideration”). From and after the Company Merger Effective Time, the Company Certificates, if any, evidencing ownership of shares of Company Common Stock and the shares of Company Common Stock held in book-entry form issued and outstanding immediately prior to the Company Merger Effective Time shall each cease to have any rights with respect to such shares of Company Common Stock except the right to receive the applicable portion of the Company Merger Consideration or as otherwise expressly provided for herein or under applicable Law.
(iii)   At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each share of Company Common Stock held immediately prior to the Company Merger Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.
(iv)   At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically cancelled and extinguished and converted into one (1) share of common stock, par value $0.0001 per share, of the Second Surviving Company, with the rights, powers and privileges given to such share by the Second Surviving Company Organizational Documents and the MBCA, and shall constitute the only outstanding shares of the Second Surviving Company immediately following the Company Merger Effective Time. Immediately following the Company Merger Effective Time, Holdco shall be the sole and exclusive owner of all shares of the Second Surviving Company.
(c)   Second Surviving Company Organizational Documents.   At the Company Merger Effective Time, the Organizational Documents of the Company, as in effect immediately prior to the Company Merger Effective Time, shall be amended and restated in a form to be mutually agreed between SPAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Second Surviving Company Organizational Documents”) and, as so amended and restated, shall be the Organizational Documents of the Second Surviving Company, until thereafter changed or amended as provided therein or by applicable Law.
(d)   Second Surviving Company Directors and Officers.   At the Company Merger Effective Time, the directors and officers of the Company immediately prior to the Company Merger Effective Time shall be the initial directors and officers of the Second Surviving Company, each to hold office in accordance with the Second Surviving Company Organizational Documents until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(e)   Dissenters’ Rights.   Notwithstanding any provision of this Agreement to the contrary, if required by the MBCA (but only to the extent required thereby), shares of Company Common Stock that are issued and outstanding immediately prior to the Company Merger Effective Time and that are held by a Company Shareholder (such Company Shareholder, a “Dissenting Company Shareholder”) who has demanded and perfected such holder’s right to appraisal of such shares of Company Common Stock in accordance with Part 13 of the MBCA (the “Dissenting Company Shares”), if such Part 13 of the MBCA is determined to be applicable, will not be converted into the right to receive, and the applicable Dissenting Company Shareholder shall have no right to receive, the applicable portion of the Company Merger Consideration, but such holder will be entitled to such rights as afforded under the MBCA with respect to such Dissenting Company Shares unless and until any such Dissenting Company Shareholder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the MBCA with respect to such Dissenting Company Shares or a court of competent jurisdiction determines that such Dissenting Company Shareholder is not entitled to the relief provided by Part 13 of the MBCA with respect to such Dissenting Company Shares. At the Company Merger Effective Time, any holder of Dissenting Company Shares shall

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cease to have any rights with respect thereto, except the rights provided in Part 13 of the MBCA and as provided in the previous sentence. The Company will give SPAC and Holdco (i) reasonably prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock, withdrawals of such demands, and any other instruments received by the Company pursuant to Part 13 of the MBCA and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. SPAC shall have the right to direct and control all negotiations and proceedings with respect to any such demands, withdrawals or attempted withdrawals of such demands. The Company shall not, except with the prior written consent of SPAC, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Part 13 of the MBCA, or agree to do any of the foregoing. The Second Surviving Company shall be entitled to retain any of the Company Merger Consideration not paid on account of the Dissenting Company Shares pending resolution of the claims of such holders, and the remaining holders of Company Common Stock shall not be entitled to any portion thereof. If, after the Company Merger Effective Time, any such holder fails to perfect or effectively withdraws or loses such appraisal right with respect to such Dissenting Company Shares, such Dissenting Company Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Company Merger Effective Time, the right to receive the Company Merger Consideration, without any interest thereon, the Second Surviving Company shall remain liable for payment of the Company Merger Consideration for such shares of Company Common Stock, and such Dissenting Company Shares shall no longer be deemed Dissenting Company Shares under this Agreement.
Section 2.5   Transfer Agent Matters.
(a)   Appointment of Transfer Agent.   At least three Business Days prior to the Closing Date, Holdco shall appoint a transfer agent reasonably acceptable to the SPAC and the Company (the “Transfer Agent”) (it being understood and agreed that Continental Stock Transfer & Trust Company, or any of its Affiliates, shall be deemed to be acceptable to the SPAC and the Company) for the purposes of exchanging the SPAC Class A Ordinary Shares and Company Common Stock for the Holdco Shares in the Mergers, pursuant to Section 2.3 and Section 2.4, respectively. The Company and SPAC shall, and shall cause their respective Representatives to, reasonably cooperate with the Transfer Agent in connection with the covenants and agreements in this Section 2.5, including the provision of any information, or the entry into any agreements or documentation, necessary or advisable, as determined in good faith by Holdco, or otherwise required by the Transfer Agent to fulfill its duties as the Transfer Agent in connection with the transactions contemplated hereby.
(b)   Exchange Procedures.
(i)   Prior to the Closing Date, the Company shall use commercially reasonable efforts to cause any shares of Company Common Stock evidenced by share certificates (the “Company Certificates”) to be returned to the Company and replaced with electronic statements or book entry form evidencing such shares of Company Common Stock; provided that if such Company Certificates are lost, stolen, or destroyed, the owner of such lost, stolen, or destroyed Company Certificates shall make an affidavit of that fact and shall indemnify the Company, the Second Surviving Company, and Holdco against any claim that may be made against Company, the Second Surviving Company, or Holdco with respect to the Company Certificates alleged to have been lost, stolen or destroyed as a condition to the issuance of electronic statements or book entry form of shares the owner of such lost, stolen or destroyed Company Certificates.
(ii)   At the Closing, Holdco shall instruct the Transfer Agent to issue the SPAC Merger Consideration to the record holders of SPAC Class A Ordinary Shares entitled to receive a portion of the SPAC Merger Consideration in book-entry form, and the electronic or book entry positions representing the SPAC Class A Ordinary Shares shall be canceled. All Holdco Shares issued in accordance with this Section 2.5(b)(ii) shall be deemed to have been issued in full satisfaction of all rights pertaining to the SPAC Class A Ordinary Shares and there shall be no further registration of transfers on the records of the First Surviving Company of the SPAC Class A Ordinary Shares that were outstanding immediately prior to the SPAC Merger Effective Time. If, after the SPAC Merger Effective

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Time, SPAC Ordinary Shares are presented to the First Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Section 2.5(b)(ii).
(iii)   At the Closing, Holdco shall instruct the Transfer Agent to issue the Company Merger Consideration to the record holders of Company Common Stock entitled to receive a portion of the Company Merger Consideration in book-entry form, and the electronic or book entry positions representing the shares of Company Common Stock shall be canceled. All Holdco Shares issued in accordance with this Section 2.5(b)(iii) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock and there shall be no further registration of transfers on the records of the Second Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Company Merger Effective Time. If, after the Company Merger Effective Time, shares of Company Common Stock are presented to the Second Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Section 2.5(b)(iii).
Section 2.6   Withholding.   Holdco shall be entitled to deduct and withhold from amounts payable hereunder such amounts as are required to be deducted and withheld under the Code or any provision of federal, state, local or foreign Tax Law with respect to the making of such payment; provided, that Holdco (or an Affiliate thereof) shall use commercially reasonable efforts to provide the Company and the SPAC, and any other Person in respect of which such deduction or withholding will be made, as soon as reasonably practicable after becoming aware thereof. Holdco shall consider in good faith any certificate or other documentation provided by the Company or the SPAC that establishes a basis to eliminate or reduce any required deduction or withholding under applicable Law. Holdco shall cooperate in good faith with the Company and the SPAC to the extent commercially reasonable to eliminate or reduce any required deduction or withholding. To the extent that amounts are deducted and withheld and are properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 2.7   Equitable Adjustments.   In the event of any share subdivision, share capitalization, share consolidation, merger, consolidation, recapitalization, restructuring or other change in the Company’s equity securities from and after the date hereof, the amounts of SPAC Merger Consideration and Company Merger Consideration (if such adjustment occurs following the date hereof but prior to Closing) shall be equitably adjusted to reflect such changes.
Section 2.8   Fractional Shares.   Notwithstanding anything to the contrary in this Agreement, no fraction of a Holdco Share will be issued by virtue of the SPAC Merger or Company Merger. In lieu of any fractional Holdco Share to which each SPAC Shareholder or Company Shareholder would otherwise be entitled, Holdco shall round down to the nearest Holdco Share. No cash settlements will be made with respect to fractional shares eliminated by rounding.
Section 2.9   Further Assurances.   If, at any time after the SPAC Merger Effective Time, any further action is necessary, proper or advisable to carry out the purposes of this Agreement and to vest the First Surviving Company, following the SPAC Merger, and the Second Surviving Company, following the Company Merger, with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC, the Company and the Merger Subs, then Holdco or its designees shall take all such actions as are necessary, proper or advisable under applicable Laws, so long as such action is consistent with and for the purposes of implementing the provisions of this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the correspondingly numbered Section of the Company Disclosure Schedule (each of which shall qualify the correspondingly numbered Sections or subsections hereof to which such Company Disclosure Schedule relates, and shall qualify any other provision of this Agreement to which the relevance of the item so disclosed to such other provision is reasonably apparent from the face of such disclosure, with no presumption or inference established by the existence or absence of a reference to such section in the corresponding numbered Sections or subsections hereof), the Company hereby represents and warrants, on behalf of itself and Holdco and the Merger Subs, to the SPAC as follows:

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Section 3.1   Organization; Standing and Power.
(a)   The Company is a corporation, and is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts.
(b)   The Company has requisite corporate power and authority to own, operate or lease its properties and assets now owned, operated or leased by the Company and to carry on the Company’s business as it is presently conducted in all material respects.
(c)   The Company is duly licensed or qualified to do business and is in good standing under the Laws of any jurisdiction in which the character of the properties and assets owned or leased by it or in which the operation of its business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have, and would not reasonably be expected to have, in each case either individually or in the aggregate, a Material Adverse Effect.
(d)   Complete and correct copies of the Company Organizational Documents as currently in effect have been made available to SPAC. The Company is not in violation of any of the provisions of its Organizational Documents.
Section 3.2   Capitalization of the Company.
(a)   Section 3.2(a) of the Company Disclosure Schedule sets forth the capitalization of the Company as of the date hereof, describing in each case (i) the authorized capital stock of the Company, including the number of shares and par value thereof; (ii) the number of shares that are issued and outstanding therein; and (iii) the owners of each such equity interest. The shares of Company Common Stock set forth in Section 3.2(a) of the Company Disclosure Schedule constitute all of the issued and outstanding equity interests of the Company.
(b)   All of the shares of Company Common Stock have been, and all of the shares of Company Common Stock will be as of Closing, duly authorized and validly issued, fully paid and nonassessable and were not issued in violation of (i) any agreement, arrangement, Contract or other commitment to which the Company is a party or is subject to; (ii) any preemptive or similar rights of any Person; or (iii) any Law.
(c)   There are no outstanding and authorized (i) options, subscriptions, warrants or rights of conversion, calls, puts, rights of first refusal, preemptive rights or other similar rights, Contracts, agreements, arrangements or commitments obligating any of the Company or its Affiliates to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any shares of or other equity interest in the Company’s capital stock or any interest therein, other equity interests or securities convertible into or exchangeable for equity interests in the Company, Company Common Stock, or other direct or indirect equity interests of the Company (whether issued or unissued); (ii) stock appreciation rights, phantom stock, profit participation or other similar rights or equity equivalents of or with respect to the Company; or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Company Common Stock or to which the Company is a party or by which the Company is bound. No claim has been made or, to the Knowledge of the Company, threatened, asserting that any Person is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any shares of Company Common Stock or any other equity interests in the Company, and to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to a valid claim of such ownership by any Person. No outstanding shares of Company Common Stock are subject to vesting or forfeiture rights or repurchase by the Company.
(d)   Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, since the Company’s formation, no shares of capital stock of the Company have been canceled, forfeited, repurchased, or redeemed by the Company. All distributions, dividends, cancelations, forfeitures, repurchases and redemptions in respect of the capital stock or other equity interests of the Company were undertaken in compliance with the Company Organizational Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Law.
(e)   Except as provided for in this Agreement, as a result of the consummation of the Transactions, no share capital, warrants, options or other securities of the Company are issuable and no rights in connection

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with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
Section 3.3   Subsidiaries.   Other than Holdco and the Merger Subs, the Company does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in, or any obligations to acquire any equity securities of or make any contribution to or debt or equity investment in, any other Person.
Section 3.4   Authority; No Violation.
(a)   The Company has the requisite corporate or other entity power and authority, as applicable, to enter into this Agreement and to carry out and perform its obligations hereunder and to consummate the Transactions. This Agreement and the Ancillary Agreements to which the Company is a party have been duly and validly executed and delivered by the Company, and the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions has been duly authorized, and, assuming due authorization, execution and delivery of this Agreement by the SPAC, Holdco, and the Merger Subs, this Agreement constitutes a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and general equity principles (regardless of whether enforcement is sought in a proceeding at Law or in equity) (collectively, the “Enforceability Exceptions”).
(b)   The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party by the Company and the consummation of the Transactions, do not (and will not, with or without the lapse of time or the giving of notice, or both):
(i)   contravene, conflict with or result in a violation or breach of or default under the Company Organizational Documents;
(ii)   subject to obtaining the consents, approvals, authorizations or making required filings described under Section 3.5, contravene, conflict with or result in a violation or breach of any provision of any Law or Order applicable to the Company;
(iii)   contravene, conflict with or result in a violation or breach of, or result in a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties, assets or rights of the Company, under any Contract to which the Company is party; except, in the case of clause (ii) and (iii), where such conflict, violation, default or imposition would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 3.5   Consents and Approvals.   The execution and delivery of this Agreement by the Company, or the Ancillary Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Company Certificate of Merger; (ii) the filing and effectiveness of the Registration Statement in accordance with the Securities Act and the Exchange Act; (iii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder; (iv) the filing of any notifications required pursuant to Antitrust Laws, and the expiration of the required waiting periods thereunder; (v) the consents, approvals, authorizations and permits described on Section 3.5 of the Company Disclosure Schedule; and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to Company, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of the Company to perform its obligations under this Agreement or the Ancillary Agreements.
Section 3.6   Litigation.   There is no: (a) Action pending or, to the Knowledge of the Company, threatened (and to the Knowledge of the Company, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Action), against the Company, or any of its material properties or material assets, in each case, that is or would reasonably be expected to materially adversely impact the Company; (b) material settlement agreement currently in effect with respect to the Company;

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(c) outstanding, pending, or, to the Knowledge of the Company, threatened Orders (and to the Knowledge of the Company, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Order) against, the Company or to which the Company is otherwise a party, in each case, that is or would reasonably be expected to materially adversely impact the Company; or (d) as of the date hereof, Action pending or to the Knowledge of the Company, threatened against the Company or any of its Affiliates that challenges or seeks to prevent, enjoin or otherwise delay the Transactions.
Section 3.7   Brokers.   No Person is or will be entitled to any brokerage, finder’s, investment banker’s, financial advisor or other fee, commission or like payment paid or payable by the Company solely as a result of or in connection with the consummation of the Transactions.
Section 3.8   Financial Statements.
(a)   The Company has delivered or made available to the SPAC complete and correct copies of the Company’s balance sheet as of December 31, 2022 and the related statements of income (loss), changes in stockholders’ equity (deficit) and cash flows for the fiscal years then ended (collectively, the “Financial Statements”).
(b)   The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, except as may be noted therein. The Financial Statements (including the related notes and schedules) fairly present in all material respects the financial position of the Company as of the respective dates they were prepared and each of the related statements of operations and statement of changes in net parent investment and cash flows (including the related notes and schedules) fairly present in all material respects the results of operations, changes in net parent investment and changes in cash flows, as the case may be, of the Company for the respective period set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.
(c)   The Financial Statements have been prepared from the books and records of the Company and which books and records accurately reflect in all material respects the transactions and dispositions of the Company.
(d)   The Company has established and maintained a system of internal controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management’s authorizations, (ii) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management of the Company, (iii) that transactions are recorded as necessary to permit preparation of Financial Statements to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries and (v) that accounts, notes and other receivables and inventory are recorded accurately. The Company has not identified or been made aware of, and has not received from its independent auditors any notification of, any (x) ”significant deficiency” in the internal controls over financial reporting of the Company, (y) ”material weakness” in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a role in the internal controls over financial reporting of the Company.
(e)   There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.
(f)   The Company is not a party to, and does not have any commitment to become a party to, any material off-balance sheet partnership or similar arrangement (including any Contract or agreement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).
(g)   The Company has no outstanding Indebtedness. The Company has not availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the Paycheck Protection Program.
Section 3.9   No Undisclosed Liabilities.   The Company does not have any Liabilities required under GAAP to be reflected on a balance sheet except for those Liabilities (a) accurately reflected or reserved against

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in the balance sheet included in the Financial Statements, (b) incurred in the ordinary course of business consistent with past practice since January 1, 2023, (c) that will be discharged or paid off at or prior to the Closing or (d) that would not be, and would not reasonably be expected to be, individually or in the aggregate, material to the Company.
Section 3.10   Absence of Certain Changes or Events.   Since January 1, 2023, except as expressly contemplated herein, (a) the Company has conducted its business in all respects in the ordinary course of business; (b) there has been no Material Adverse Effect; and (c) the Company has not taken any action (or agreed or committed to take any action) which, other than in the ordinary course of business, if taken after the date hereof would require the SPAC’s consent in accordance with Section 5.1(b).
Section 3.11   Title to Assets; Properties.
(a)   The Company does not own, and has never owned, any real property.
(b)   Except as set forth in Section 3.11(b) of the Company Disclosure Schedule (the “Leased Real Property”), the Company has not entered into, nor is it bound by, any lease, lease guaranty, sublease, agreement for the leasing, use or occupancy of, or otherwise granting a right in or relating to any real property.
(c)   The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests (subject to the terms of the respective leases) in, all of its tangible properties and assets, real, personal and mixed, used or held for use in or necessary for the conduct of the business of the Company as currently conducted, free and clear of any Liens, except for (i) Liens for Taxes not yet due and payable and (ii) such imperfections of title and encumbrances, if any, which do not materially detract from the value or materially interfere with the present or anticipated future use of the property subject thereto or affected thereby.
Section 3.12   Material Contracts.
(a)   Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of the following Contracts (excluding any Benefit Plan) in effect as of the date hereof (each a “Material Contract”):
(i)   Contracts containing any requirement that the Company makes, directly or indirectly, any advance, loan, extension of credit or capital commitment or contribution to, or other investment in, any Person, or any capital expenditure after the date hereof;
(ii)   Contracts containing any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company (or, following the Closing, Holdco or its Affiliates, including the Second Surviving Company) to own, operate, sell, transfer, pledge or otherwise dispose of any material properties or assets;
(iii)   any Contract (1) that limits or purports to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, (2) providing for any material exclusivity obligations, or (3) granting any exclusive rights to products or services;
(iv)   Contracts obligating the Company or any counterparty to purchase or obtain a minimum or specified amount of any product or service, or granting any right of first refusal, right of first offer or similar right with respect to any material assets of the Company;
(v)   Contracts relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) that include any earn-out or other similar contingent obligation to be paid by the Company after the date hereof;
(vi)   any Contract that requires, during the remaining term of such Contract, payments to or from the Company, except for Contracts meeting the requirement of Section 3.12(a)(iv);
(vii)   interest rate, currency or other hedging Contracts;
(viii)   any grant of a license (A) by a third party to the Company under any Intellectual Property, or (B) by the Company in favor of any third party under any Company Intellectual Property;

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(ix)   any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits or expenses of payments based on material revenues or profits of the Company;
(x)   all Contracts with any Governmental Entity to which the Company is a party;
(xi)   all Contracts that (i) are between or among the Company, on the one hand, and any of its Affiliates (excluding the Company), directors or officers, on the other hand, and (ii) will survive the Closing;
(xii)   all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;
(xiii)   any Contract relating to the incurrence of Indebtedness for borrowed money (including for the purposes of this Section 3.12(a)(xiii) any letters of credit, performance bonds and surety bonds, whether or not drawn or called); and
(xiv)   any other Contract that is material to the business and operations of the Company and not otherwise disclosed pursuant to this Section 3.12(a).
(b)   Each Material Contract is in full force and effect and, in accordance with its terms, constitutes a legal, valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of the other parties thereto, except where such failures to be valid, binding, enforceable or in full force and effect have not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company, and subject to the effect of applicable Enforceability Exceptions. Except as otherwise set forth on Section 3.12(b) of the Company Disclosure Schedule, the Company is not, nor, to the Knowledge of the Company, any other party thereto, is in material breach of or default under (or is alleged to be in breach of or default under), or has provided or received as of the date hereof any notice of any intention to terminate any Material Contract. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, be materially adverse to the Company, no event, circumstance or condition has occurred that, to the Knowledge of the Company, with the lapse of time or the giving of notice, or both, other than entering into and performing this Agreement and the agreements and transactions contemplated hereby, would constitute a breach of any Material Contract or result in the right to terminate, or cause or permit the acceleration or other material changes of any right or obligation or the loss of any material benefit thereunder by the Company, or any other party thereto. Correct and complete copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the SPAC.
Section 3.13   Compliance with Legal Requirements; Permits.   Except as would not reasonably be expected to, individually or in the aggregate, materially adversely affect the Company: (a) the Company is in compliance with all Laws applicable to the Company or its properties or assets or the Company; (b) the Company has not received any written notice of or been charged with a violation of any such Laws related to or affecting the Company; (c) the Company has all Permits that are required for the operation of the Company as presently conducted, and all Permits obtained by the Company are valid and in full force and effect; (d) the Company is not in default under or violation or breach of, and no event has occurred which, with the lapse of time or the giving of notice, or both, would constitute a default under or violation or breach of any term, condition or provision of any Permit or would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit; (e) none of the Permits has been challenged, suspended or revoked and, to the Knowledge of the Company, no written statement of intention to challenge, suspend or revoke or fail to renew any such Permit has been received by the Company; and (f) all fees and charges with respect to such Permits as of the date hereof have been paid in full.
Section 3.14   Taxes.
(a)   The Company has duly and timely filed (taking into account any applicable extensions of time to file) all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. The Company has paid all income and other material Taxes due and payable by it (whether or not shown as due on such Tax Returns). The unpaid Taxes of the Company (for the absence of doubt, calculated on the basis of a closing of the books as of the Closing Date) will not,

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as of the Closing Date, exceed the reserves for any Liability for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the applicable Financial Statements, as adjusted for the passage of time in accordance with the past custom and practice of the Company in filing Tax Returns.
(b)   The Company has withheld and paid to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.
(c)   The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension has not since expired.
(d)   There are no Liens for Taxes upon any of the assets of the Company, other than Permitted Liens.
(e)   No Tax audits or administrative or judicial Tax proceedings are pending or being conducted, or threatened in writing, with respect to the Company. The Company has not been audited by any Taxing Authority and no change or adjustment has been required in connection with any such audit. The Company has not applied for a ruling relating to Taxes or entered into a “closing agreement” as described in Section 7121 of the Code (or any comparable provisions of state, local or foreign Law) with any Governmental Entity which could be binding on Holdco, the SPAC, the Company, or any of their Affiliates after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.
(f)   The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return or members if a combined, unitary or other group for state, local or foreign Tax purposes (other than an affiliated, combined, consolidated, unitary or other group the common parent of which was Holdco, any of its Subsidiaries or the Company) or (ii) has no liability for the Taxes of any person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) or as a transferee or successor. The Company is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation Contract, or any other contractual obligation to pay the Tax obligation of another Person (other than any Tax allocation, indemnity or sharing provision in agreements entered into in the ordinary course of business consistent with past practice and not primarily concerning Taxes).
(g)   The Company has not been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(h)   The Company has not been a party to a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.
(i)   No claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction.
(j)   The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or are treated as “surrogate foreign corporations” as defined in Section 7874(a)(2)(B) of the Code or domestic corporations as a result of the application of Section 7874(b) of the Code.
(k)   The Company is in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices and methodologies.
(l)   The Company is not, or ever has been, a (i) ”United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code or an entity that has ever made the election provided under Section 897(i) of the Code.

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(m)   The Company is not nor will be liable for any material Tax as a result of (i) a change in method of Tax accounting or period made on or prior to the Closing Date, (ii) an installment sale or “open transaction” disposition occurring on or prior to the Closing Date, (iii) a prepaid amount received, accrued, or paid on or prior to the Closing Date, (iv) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Tax Laws) with respect to a transaction occurring prior to the Closing Date, or (v) any other election prior to the Closing Date that has deferred more than an immaterial amount of income (or accelerated more than an immaterial item of loss or deduction) that would otherwise have accrued, including in each case comparable provisions of state, local and non-U.S. Laws.
(n)   The Company has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance that could, reasonably be expected to prevent or impede the applicable elements of the Transactions from qualifying for the Intended Tax Treatment.
(o)   The Company has timely paid in full any Taxes imposed with respect to amounts that any of the Company are required to include in income as a result of the application of Section 965 of the Code (and any similar or analogous provisions of state or local Law) and the Company made an election pursuant to Section 965(h) of the Code with respect to any such amounts.
Section 3.15   Intellectual Property.
(a)   Section 3.15(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all registered or applied-for (i) Patents, (ii) Trademarks and (iii) Copyrights included in the Company Intellectual Property which are owned or purported to be owned by the Company (collectively, “Registered Company Intellectual Property”), including, for each of (i)-(iii), where applicable, (x) the name of the applicant or registrant of record and the current owner, (y) the registration, issuance and application numbers and (z) the jurisdictions in which each such item of Company Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. The Company solely owns and possesses all right, title and interest in and to, or has a valid right to use, all of the material Company Intellectual Property. Each item of Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.
(b)   The operation of the business of the Company is not infringing, misappropriating or violating any Intellectual Property of any Person. There are no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company, and the Company has not received any written notice, (i) alleging that such operation is infringing, misappropriating or violating any Intellectual Property of any Person or (ii) challenging the validity, enforceability or ownership of any Company Intellectual Property. To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property.
(c)   The Company has taken reasonable security measures to protect and maintain the secrecy, confidentiality and value of all trade secrets and other confidential information of the Company or provided to the Company under obligations of confidentiality.
Section 3.16   Employee Benefit Plans.
(a)   Except as set forth on Section 3.16(a) of the Company Disclosure Schedule, the Company is neither party to nor has it sponsored any Company Benefit Plan. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Benefit Plan and all related trusts, insurance contracts and funds have at all times been established, maintained, and administered in compliance with its terms and applicable provisions of ERISA and any other applicable Laws. All contributions or payments with respect to Benefit Plans have been timely made.
(b)   Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened Actions, with respect to any Company Benefit Plan (other than claims for benefits in the ordinary course of business consistent with past practice) or any administrator or fiduciary thereof, and to the Knowledge of the Company, no fact or circumstance exists that would reasonably be expected to give rise to any such Action and (ii) no Company Benefit Plan is or, within the last six (6) years has been, the subject

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of an examination or audit by a Governmental Entity, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.
(c)   Neither the Company nor any ERISA Affiliate has been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any liability with respect to (i) any plan subject to Title IV of ERISA, including a Multiemployer Plan; (ii) a “multiple employer plan” (within the meaning of ERISA or the Code); (iii) a self-funded health or welfare benefit plan; (iv) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (v) any arrangement that provides medical, life insurance or other welfare benefits to any current or future retired or terminated employee (or any dependent thereof) other than as required pursuant to, Section 4980B of the Code or the Consolidated Omnibus Budget Reconciliation Act, as amended (“COBRA”) (or equivalent state or foreign Law). Any self-funded health or welfare Benefit Plan has complied in all material respects with all applicable accrual obligations and funding requirements.
(d)   Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there has been no, and the execution of this Agreement will not result in any, non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan.
(e)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event): (i) result in any payment or benefit (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any current or former director, officer, employee or independent contractor of the Company from the Company under any Benefit Plan or otherwise; (ii) increase the amount of any compensation or benefits otherwise payable by the Company under any Company Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits under any Company Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company in connection with the Transactions (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. The Company has no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 of the Code.
(f)   The Company is not now nor has it ever been party to or sponsored any Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.
Section 3.17   Labor Matters.
(a)   (i) The Company has been in compliance in all material respects with all applicable Laws and Orders with respect to the employment of Company Employees, including employment practices, employee classification, labor relations, health and safety, wages, hours and terms and conditions of employment and fair labor standards, (ii) except as would not result in material liability to the Company, the Company has declared and paid all applicable social security charges and contributions on due time, (iii) there are no material Actions or disputes pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of the Company Employees relating to any of the foregoing Laws and (iv) except as would not result in material liability to the Company, all Company Employees have been paid all wages, salaries, commissions, bonuses, social insurance, housing fund, overtime payment, benefits and other compensation due to or on behalf of such Person.
(b)   The Company has no material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. Except as would not result in material liability to the Company, the Company has (x) obtained Forms I-9 for each Company Employee working as an employee in the United States and such other verification documentation required for each Company Employees whose primary work location is outside of the United States of America and (y) retained such forms for the required period pursuant to the United States Immigration Reform and Control Act or similar foreign, state or local Laws.
Section 3.18   Compliance with Anti-Corruption Laws.   Except for such matters as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

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(a)   The Company, nor to the Knowledge of the Company anyone acting on its behalf, has not:
(i)   violated, or engaged in any activity, practice or conduct which would violate, any Anti-Corruption Law;
(ii)   used corporate funds or assets for any unlawful contribution, gift, entertainment or other unlawful expense, or made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or
(iii)   directly, or indirectly through its agents, Representatives or any other Person authorized to act on its behalf, offered, promised, paid, given, or authorized the payment or giving of money or anything else of value (including facilitation payments) to any (1) Government Official; (2) Person; or (3) other Person while knowing or having reason to believe that some portion or all of the payment or thing of value will be offered, promised, or given, directly or indirectly, to a Government Official or other Person, in order to unlawfully obtain or retain business for, direct business to, or secure an unlawful advantage for, the Company by (x) influencing any act or decision of such Government Official or such Person in his, her or its official capacity, including a decision to do or omit to do any act in violation of his, her or its lawful duties; or (y) inducing such Government Official or such Person to use his, her or its influence or position with any Governmental Entity or other Person to influence any act or decision.
(b)   The Company:
(i)   does not employ any Government Official or a Close Family Member of any Government Official; and
(ii)   does not have a personal, business, or other relationship or association with any Government Official or Close Family Member of any Government Official who may have responsibility for or oversight of any business activities of the Company.
(c)   The Company has not been the subject of any investigation, inquiry, or enforcement proceeding by any court, governmental, administrative or regulatory body, or any customer regarding any violation or alleged violation of any Anti-Corruption Law, and no such investigation, inquiry or proceeding is pending or, to the Knowledge of the Company, threatened and there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.
(d)   The Company is not barred or suspended from doing business with any Governmental Entity or has its export privileges revoked or suspended in connection with a violation or alleged violation of any Anti-Corruption Law.
Section 3.19   Holdco and the Merger Subs.
(a)   Each of Holdco, Merger Sub 1, and Merger Sub 2 is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. Each of Holdco, Merger Sub 1, and Merger Sub 2 has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Holdco, Merger Sub 1, and Merger Sub 2 to perform their obligations under this Agreement or the Ancillary Agreements. None of Holdco, Merger Sub 1, or Merger Sub 2 is in violation of any of the provisions of their respective Organizational Documents. Each of Holdco, Merger Sub 1, and Merger Sub 2 is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Holdco, Merger Sub 1, and Merger Sub 2 to perform their obligations under this Agreement or the Ancillary Agreements.
(b)   Holdco has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person other than the Merger Subs. None of Holdco, Merger Sub 1, or Merger Sub 2 has

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any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Holdco, Merger Sub 1, and Merger Sub 2 are entities that have been formed solely for the purpose of engaging in the Transactions.
(c)   All outstanding shares of capital stock of Merger Sub 1 and Merger Sub 2 are owned by Holdco, free and clear of all Liens (other than Permitted Liens).
(d)   Each of Holdco, Merger Sub 1, and Merger Sub 2 has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by Holdco, Merger Sub 1, and Merger Sub 2 of this Agreement and the Ancillary Agreements to which each of them is a party, and the consummation by Holdco, Merger Sub 1, and Merger Sub 2 of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of each of Holdco, Merger Sub 1, and Merger Sub 2, and no other proceedings on the part of Holdco, Merger Sub 1, or Merger Sub 2 (or any of their equityholders) are necessary to authorize this Agreement or the Ancillary Agreements to which each of them is a party or to consummate the Transactions. This Agreement and the Ancillary Agreements to which each of them is a party have been duly and validly executed and delivered by Holdco, Merger Sub 1, and Merger Sub 2 and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Holdco, Merger Sub 1, and Merger Sub 2 (as applicable), enforceable against Holdco, Merger Sub 1, and Merger Sub 2 (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
Section 3.20   Information Supplied.   The information relating to the Company and the Company Subsidiaries supplied by or on behalf of Company for inclusion or incorporation by reference (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration, or other filing made with any Governmental Entity or stock exchange, or in any press release, with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, does not contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by SPAC or any of its Representatives.
Section 3.21   No Other Representations or Warranties; No Reliance.
(a)   Except for the representations and warranties contained in this Article III, neither the Company nor any other Person or entity on behalf of the Company has made or makes any representation or warranty, whether express or implied, with respect to the Company, its Affiliates, or any of their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the SPAC, its Affiliates or any of their Representatives by or on behalf of the Company, Holdco, Merger Sub 1, and Merger Sub 2. Neither the Company nor any other Person on behalf of the Company have made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the SPAC, its Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Company, Holdco, Merger Sub 1, or Merger Sub 2, or any of its or their Affiliates, whether or not included in any management presentation.
(b)   The Company, on behalf of itself, Holdco, Merger Sub 1, Merger Sub 2, and each of its and their Affiliates, acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither the SPAC nor any other Person or entity on behalf of the SPAC has made or makes, and the Company, Holdco, Merger Sub 1, Merger Sub 2, and its and their Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the SPAC, its Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating

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or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company, Holdco, Merger Sub 1, Merger Sub 2, or its or their Affiliates or any of their Representatives by or on behalf of the SPAC.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SPAC
Except as (i) disclosed in the SPAC SEC Documents filed prior to the date hereof and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature), or (ii) set forth in the correspondingly numbered Section of the SPAC Disclosure Schedule (each of which shall qualify the correspondingly numbered Sections or subsections hereof to which such SPAC Disclosure Schedule relates, and shall qualify any other provision of this Agreement to which the relevance of the item so disclosed to such other provision is reasonably apparent from the face of such disclosure, with no presumption or inference established by the existence or absence of a reference to such section in the corresponding numbered Sections or subsections hereof), the SPAC hereby represents and warrants to Holdco and to the Company as follows:
Section 4.1   Organization; Standing and Power.
(a)   The SPAC is a legal entity duly organized, validly existing and in good standing under the Laws of the Cayman Islands.
(b)   The SPAC has all requisite power and authority to own, operate and lease its properties and carry on its business as presently being conducted in all material respects.
Section 4.2   Capitalization of SPAC.
(a)   As of the date of this Agreement, the authorized share capital of the SPAC consists of 500,000,000 SPAC Class A Ordinary Shares, 50,000,000 SPAC Class B Ordinary Shares, and 5,000,000 preferred shares, par value $0.001 per share. As of the date hereof, (i) 6,626,360 SPAC Class A Ordinary Shares are issued and outstanding, (ii) 1 SPAC Class B Ordinary Share is issued and outstanding, (iii) no preferred shares are issued and outstanding, and (iv) 8,225,000 SPAC Warrants are issued and outstanding. As of the date hereof, the issued and outstanding SPAC Class B Ordinary Share is convertible on a one-for-one basis, into one SPAC Class A Ordinary Share at any time upon the election of the holder or upon consummation of the Transactions. Pursuant to the Sponsor Support Agreement, the holder of the SPAC Class B Ordinary Share has irrevocably waived any anti-dilution adjustment as to the ratio by which the SPAC Class B Ordinary Share converts into SPAC Class A Ordinary Shares or any other measure with an anti-dilutive effect, in any case, that results from or is related to the Transactions.
(b)   All issued and outstanding SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares, SPAC Warrants and SPAC Units are validly issued, fully paid and non-assessable and are not subject to preemptive rights.
(c)   Except as set forth in Section 4.2 of the SPAC Disclosure Schedule, or contemplated by this Agreement, and except for the SPAC Class A Ordinary Shares, SPAC Class B Ordinary Share, SPAC Warrants, SPAC Units and the SPAC Convertible Note, there are no outstanding (i) securities of the SPAC convertible into or exchangeable for shares or other equity interests or voting securities of the SPAC, (ii) options, warrants or other rights (including preemptive rights) or agreements, arrangement or commitments of any character, whether or not contingent, of the SPAC to acquire from any Person, and no obligation of the SPAC to issue, any shares or other equity interests or voting securities of the SPAC or any securities convertible into or exchangeable for such shares or other equity interest or voting securities, (iii) equity equivalents or other similar rights of or with respect to the SPAC, or (iv) obligations of the SPAC

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to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights.
(d)   The SPAC has no direct or indirect equity interests, participation or voting right or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding) or any other equity equivalents in or issued by any other Person.
Section 4.3   SPAC SEC Documents; Controls.
(a)   The SPAC has timely filed with or furnished to the SEC all forms, reports, schedules and statements required to be filed or furnished by it with the SEC since June 26, 2023 (such forms, reports, schedules and statements, the “SPAC SEC Documents”). As of their respective filing dates, or, if amended or superseded by subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the SPAC SEC Documents, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SPAC SEC Documents, and none of the SPAC SEC Documents contained, when filed or, if amended or superseded prior to the date of this Agreement, as of the date of the last such amendment or superseding filing, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the SPAC, as of the date hereof, none of the SPAC SEC Documents are the subject of (i) ongoing SEC review or outstanding SEC comment or (ii) outstanding SEC investigation.
(b)   The financial statements of the SPAC contained in the SPAC SEC Documents, including any notes and schedules thereto, (i) complied as to form in all material respects with the rules and regulations of the SEC with respect thereto as of their respective dates; (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC or as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the SPAC and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the SPAC and its consolidated Subsidiaries, for the periods presented therein.
(c)   The SPAC has established and maintains a system of “internal controls over financial reporting” (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the listing standards of The Nasdaq Stock Market (“Nasdaq”). The SPAC’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information required to be disclosed by the SPAC in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the SPAC’s management as appropriate to allow timely decisions.
Section 4.4   Trust Account.   As of the date of this Agreement, the SPAC has at least $30,000,000 in the Trust Account, with such funds held in an interest-bearing bank deposit account administered by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the SPAC and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, or rescinded, and no such termination, repudiation or rescission is contemplated, and, except as set forth in the SPAC SEC Documents, the Trust Agreement has not been amended, supplemented or modified in any respect, and no further amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SPAC SEC Documents to be inaccurate in any material respect or (ii) entitle any Person (other than holders of SPAC Public Shares who from and after the date hereof shall have exercised their SPAC Shareholder Redemption Rights) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay taxes from any interest income earned in the Trust

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Account and (B) to redeem SPAC Public Shares pursuant to the exercise of SPAC Shareholder Redemption Rights. There are no Actions pending or, to the Knowledge of the SPAC, threatened with respect to the Trust Account.
Section 4.5   Absence of Certain Changes or Events.   Since June 26, 2023, (a) there has not been any SPAC Material Adverse Effect and (b) the SPAC has not conducted any business other than its formation, the public offering of its securities (and the related private offerings), the filing or furnishing of public reports under the Exchange Act, the search for, and preparation for the execution of, a Business Combination and in connection with the execution and delivery of this Agreement and the consummation of the Transactions, and other activities in each case that are incidental thereto.
Section 4.6   Authority; No Violation.
(a)   The SPAC has all the requisite corporate or other power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. This Agreement and the Ancillary Agreements to which the SPAC is a party have been duly and validly executed and delivered by the SPAC and, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes a valid, legal and binding agreement of the SPAC, enforceable against the SPAC in accordance with its terms, subject, to the effect of any applicable Law relating to Enforceability Exceptions.
(b)   The execution and delivery of this Agreement and the Ancillary Agreements to which the SPAC is a party by the SPAC, and the consummation of the Transactions, do not (and would not, with the lapse of time or the giving of notice, or both):
(i)   contravene, conflict with or result in a violation of any of the provisions of the SPAC Organizational Documents;
(ii)   subject to obtaining the Consents and making required filings described under Section 4.7, contravene, conflict with or result in a violation of any applicable Law or Order; or
(iii)   contravene, conflict with or result in a violation or breach of, or result in a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien upon any of the assets or rights of the SPAC, under any material contract of the SPAC;
except, in the case of clauses (ii) and (iii), where such conflict, violation, default or imposition would not have, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.
Section 4.7   Consents and Approvals.   Assuming the accuracy of the representations and warranties of the Company (including the Company’s representations and warranties on behalf of Holdco and each of the Merger Subs) contained in Article III, except for in connection with or in compliance with (a) the applicable requirements of Regulatory Laws, (b) the Exchange Act or the Securities Act and (c) the requirements of applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of Nasdaq; or (d) any other such reports, Consents, Permits or other filings that, if not obtained or made would not have, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect, no Consent of a Governmental Entity is required to be obtained or made by the SPAC in connection with the execution and delivery of this Agreement by the SPAC or the performance of its obligations under this Agreement or the consummation by the SPAC of the Transactions.
Section 4.8   Litigation.   As of the date hereof, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect: (a) there are no Actions pending or, to the Knowledge of the SPAC, threatened, against the SPAC or its Affiliates, or seeking to prevent the Transactions; and (b) there are no Orders pending or, to the Knowledge of the SPAC, threatened, against the SPAC or its Affiliates or to which the SPAC or its Affiliates is otherwise a party, in each case relating to this Agreement or the Transactions.
Section 4.9   Brokers.   Except as otherwise set forth on Section 4.9 of the SPAC Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder, investment banker or financial advisor for the SPAC in connection with the Transactions, and no Person is or will be entitled to any brokerage, finder’s

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or other fee, commission or like payment in respect thereof in connection with the Transactions or based upon arrangements made by or on behalf of the SPAC.
Section 4.10   No Undisclosed Liabilities.   The SPAC does not have any Liabilities that would be required under GAAP to be reflected on a balance sheet or the notes thereto, except for those Liabilities (a) reflected or reserved against on the balance sheet of the SPAC dated as of December 31, 2023 (including the notes thereto) contained in the SPAC’s Annual Report on Form 10-K for the year ended December 31, 2023, (b) arising in the ordinary course of business consistent with past practice since December 31, 2023, (c) that will be discharged or paid off prior to or at the Closing, (d) Liabilities for fees and expenses incurred in connection with the Transaction, or (e) that would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.
Section 4.11   Listing.   The issued and outstanding SPAC Public Shares, SPAC Warrants and SPAC Units (the foregoing, collectively, the “SPAC Public Securities”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. Except as set forth in the SPAC SEC Documents, there is no suit, action, proceeding or investigation pending or, to the Knowledge of the SPAC, threatened against the SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister any SPAC Public Securities or prohibit or terminate the listing of any SPAC Public Securities on Nasdaq. The SPAC has taken no action that is designed to terminate the registration of the SPAC Public Securities under the Exchange Act. Other than as set forth in the SPAC SEC Documents, the SPAC has not received any written or, to the SPAC’s Knowledge, oral deficiency notice from Nasdaq relating to the continued listing requirements of the SPAC Public Securities which was not cured prior to the date of this Agreement.
Section 4.12   Investment Company.   The SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
Section 4.13   Information Supplied.   The information relating to SPAC supplied by or on behalf of SPAC for inclusion or incorporation by reference (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration, or other filing made with any Governmental Entity or stock exchange, or in any press release, with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, does not contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by the Company or any of its Representatives.
Section 4.14   No Other Representations or Warranties.
(a)   Except for the representations and warranties contained in this Article IV, neither the SPAC nor any other Person or entity on behalf of the SPAC has made or makes any representation or warranty, whether express or implied, with respect to the SPAC, its Affiliates or its businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company, Holdco, the Merger Subs, any of their Affiliates or any of their Representatives by or on behalf of the SPAC. Neither the SPAC nor any other Person or entity on behalf of the SPAC has made or makes any representation other warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, Holdco, the Merger Subs, any of their Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the SPAC or its Affiliates, whether or not included in any management presentation.
(b)   The SPAC, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in Article III, neither the Company, Holdco, the Merger Subs, nor any other Person or entity on behalf of the Company, Holdco or the Merger Subs have made or makes, and the SPAC and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Company, Holdco the Merger Subs, their respective Affiliates or their respective

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businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), whether or not included in any management presentation, or with respect to the accuracy or completeness of any information provided or made available to the SPAC or any of its officer, directors, employees, agents, representatives, lender, Affiliates or any other Person acting on its behalf by or on behalf of the Company’s, Holdco’s or the Merger Subs’ officers, directors, employees, agents, representatives, lenders or Affiliates.
ARTICLE V
COVENANTS
Section 5.1   Conduct of Business.
(a)   From the date of this Agreement through the Closing, except (i) as required by Law, (ii) as expressly contemplated by this Agreement or the Ancillary Agreements or as consented to in writing by the SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), or (iii) as disclosed in Section 5.1(a) of the Company Disclosure Schedule, the Company shall, and shall cause each of the Company Subsidiaries, Holdco, and the Merger Subs to, conduct, and cause to be conducted, and operate its business in all material respects in the ordinary course of business and to use its commercially reasonable efforts to preserve intact its business relationships with its material lessors, licensors, suppliers, distributors and customers, and employees.
(b)   In addition (and without limiting the generality of the foregoing), from the date of this Agreement through the Closing: except (i) as required by Law, (ii) as expressly contemplated by this Agreement or the Ancillary Agreements or as consented to in writing by the SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), or (iii) as disclosed in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall cause each of the Company Subsidiaries, Holdco, and the Merger Subs not to (it being agreed that with respect to the matters specifically addressed by any provision of this Section 5.1(b), such specific provisions shall govern over the more general provision of Section 5.1(a)):
(i)   amend or propose to amend its Organizational Documents;
(ii)   merge with or into or consolidate with, or agree to merge with or into or consolidate with, any other Person, split, combine, subdivide or reclassify any of its capital stock or other ownership interests, or change or agree to change in any manner the rights of its capital stock or other ownership interests or liquidate or dissolve;
(iii)   declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property, a combination thereof or otherwise) in respect of, or enter into any Contract with respect to the voting of, any of its capital stock or other equity interests or securities therein;
(iv)   amend or modify in any material respect, or waive any rights under or consent to the termination of any Material Contract or enter into any Contract that, if in effect as of the date hereof, would constitute a Material Contract (other than in the ordinary course of business);
(v)   (A) abandon, allow to lapse, fail to prosecute or defend any Company Intellectual Property (other than Company Intellectual Property that the Company determines in its reasonable business judgment is immaterial to the business of the Company); or (B) sell, assign, transfer, license, grant any security interest in, or otherwise encumber or dispose of any Company Intellectual Property (other than non-exclusive licenses granted to customers or service providers);
(vi)   (A) issue, sell, redeem or acquire any capital stock or other ownership interest in itself; or (B) issue, sell or grant any option, warrant, convertible or exchangeable security, right, “phantom” partnership (or other ownership) interest (or similar “phantom” security), restricted partnership (or other ownership) interest, subscription, call, unsatisfied preemptive right or other agreement or right of any kind to purchase or otherwise acquire (including by exchange or conversion) any of its capital stock or any other ownership interests; except in the case of subsections (A) and (B) for issuances made by the Company to the Majority Shareholder, the New Sponsor, or Sponsor Affiliate, provided that

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any such securities so issued will not be deemed part of the Closing Offering and will convert into Company Class B Common Stock immediately prior to the Company Merger Effective Time in accordance with Section 2.4(b)(i);
(vii)   incur any Indebtedness or enter into any other Contract, in each case, for any borrowed money, except for (x) such Indebtedness that does not exceed $200,000 in the aggregate (“Permitted Indebtedness”) and (y) Indebtedness of the Company, excluding Permitted Indebtedness, made by the Majority Shareholder, the New Sponsor or Sponsor Affiliate, provided that such Indebtedness will not be deemed part of the Closing Offering and will convert into Company Class B Common Stock immediately prior to the Company Merger Effective Time in accordance with Section 2.4(b)(i);
(viii)   sell, transfer, lease, license or make any other disposition of (whether by way of merger, consolidation, sale of stock or assets or otherwise) or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any of its tangible properties or assets;
(ix)   make any capital expenditures other than in accordance with any capital expenditure plan previously approved by the SPAC;
(x)   accelerate any accounts receivable or delay any accounts payable, in each instance, outside of the ordinary course of business;
(xi)   settle or compromise or agree to settle or compromise any Action (A) involving any Liability of the Company or its directors, officers, employees or agents (in their capacities as such) or (B) involving a conduct remedy or similar injunctive relief that has a restrictive impact on the Company;
(xii)   acquire or agree to acquire in any manner, including by way of merger, consolidation, or purchase of any capital stock or assets, any business or Person or other business organization or division thereof or make any loans, advances, or capital contributions to investments in any Person;
(xiii)   except (A) as expressly contemplated by this Agreement, or (B) as required by any Company Benefit Plan in effect as of the date of this Agreement, (1) increase the aggregate compensation and benefits payable or that could become payable by the Company to any of the Company Employees, (2) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Company Benefit Plan, (3) terminate the employment of any Company Employee, other than for cause, or (4) except as specifically permitted under this clause (xiii), otherwise transfer to the Company any employee-related Liabilities that this Agreement allocates to the Company;
(xiv)   adopt or change any of their accounting principles or the methods of applying such principles, except as required under GAAP or applicable Law;
(xv)   (A) make, change or revoke any material Tax election; (B) change any material method of Tax accounting; (C) file any amended material Tax Return; (D) settle any audit or other proceeding related to a material amount of Taxes; (E) forego any available material refund of Taxes; (F) enter into any Tax allocation, indemnity, sharing or similar agreement or any Closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-US Law); (G) seek any Tax ruling from any Governmental Entity; (H) initiate or enter into any voluntary disclosure agreement or similar agreement with a Taxing Authority; or (I) take any action that would change the classification of the Company for US federal (and any applicable state) Tax purposes or liquidate or otherwise dissolve the Company, in each case, to the extent any such action could be reasonably be expected to adversely affect the SPAC, any of its Subsidiaries, or the Company; (it being agreed and understood that none of clauses (i) through (xiv) of this Section 5.1(b) shall apply to Tax compliance matters and that this clause (xv) shall apply solely to Tax Returns, and Taxes in respect of Tax Returns, that include only the Company);
(xvi)   except to the extent expressly permitted by Article VII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Transactions;
(xvii)   grant, implement or adopt any retention payments that are contingent on the recipient providing continued services following the Closing or experiencing a termination without cause following the Closing;

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(xviii)   amend any lease, sublease, license or concession in a manner that would materially modify the rights or obligations of the parties to such lease, sublease, license or concession; and
(xix)   agree to or authorize, or commit to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (i) through (xviii) above.
(c)   Except (i) as required by Law or pursuant to any Contract in existence as of the date of this Agreement or (ii) as expressly contemplated by this Agreement or the Ancillary Agreements or as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed and it being understood that in the case of any failure to affirmatively deny consent within five (5) Business Days following receipt of a written request from the SPAC for such consent, that request shall be deemed to be consented to), the SPAC shall not:
(i)   merge with or into or consolidate with, or agree to merge with or into or consolidate with, any other Person, subdivide or reclassify any of its shares or other ownership interests, or change or agree to change in any manner the rights of its shares or other ownership interests or liquidate or dissolve;
(ii)   (A) issue, sell, redeem or acquire any shares or other ownership interest in itself, other than pursuant to the SPAC Convertible Note, the SPAC Shareholder Redemption Rights, or the SPAC Class B Conversion; or (B) issue, sell or grant any option, warrant, convertible or exchangeable security, right, “phantom” partnership (or other ownership) interest (or similar “phantom” security), restricted partnership (or other ownership) interest, subscription, call, unsatisfied preemptive right or other agreement or right of any kind to purchase or otherwise acquire (including by exchange or conversion) any of its shares or any other ownership interests, other than the issuance of SPAC Warrants to the provider of any Working Capital Loans in settlement of such Working Capital Loans;
(iii)   acquire or agree to acquire in any manner, including by way of merger, consolidation, or purchase of shares or shares of any capital stock or assets, any business of any Person or other business organization or division thereof;
(iv)   adopt or change any of their accounting principles or the methods of applying such principles, except as required under GAAP or applicable Law;
(v)   except to the extent expressly permitted by Article VII, take any action that is intended or that would reasonably be expected to, individually or in the aggregate, prevent, materially delay, or materially impede the consummation of the Transactions; and
(vi)   agree to or authorize, or commit to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (i) through (v) above.
Section 5.2   Access to Information.   From the date hereof until the Closing, the Company shall provide the SPAC and its officers, directors, Affiliates, employees and Representatives, upon reasonable notice, at the SPAC’s expense and in accordance with the procedures reasonably established by the Company, reasonable access during normal business hours to the books and records of or relating to the Company and to the officers, employees and Representatives of the Company; provided, however, that the Company may withhold any document or information where disclosure of such document or information would reasonably be expected to: (i) unreasonably interfere with the operation of the Company; (ii) cause a violation of any Contract with a third party to which the Company or any of its Affiliates is a party; (iii) jeopardize attorney-client privilege; (iv) contravene any Laws; or (v) in the case of personnel records, in the Company’s good faith opinion, be sensitive, or subject the Company to risk of material Liability. If any of the information or material furnished pursuant to this Section 5.2 includes material or information subject to the attorney-client privilege or attorney work-product doctrine or any other applicable privilege concerning pending or threatened Actions or governmental investigations, each Party understands and agrees that the Parties have a commonality of interest with respect to such matters, and it is the desire, intention and mutual understanding of the Parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information, nor its continued

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protection under the attorney-client protection, attorney work product doctrine, or other applicable privilege, and shall remain entitled to such protection under those privileges, this Agreement, and the joint defense doctrine.
Section 5.3   Efforts.
(a)   Each of the Parties agrees to use its respective commercially reasonable efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Transactions as promptly as practicable, including: (i) the obtaining of all necessary actions or nonactions, licenses, permits, orders, notifications, clearances, waivers, authorizations, expirations or terminations of waiting periods, clearances, Consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action, injunction or proceeding by, any Governmental Entity, including in connection with any Regulatory Law; (ii) the defending of any Actions challenging this Agreement or the consummation of the Transactions; and (iii) the execution and delivery of any notification or additional instruments necessary to consummate this Agreement and the Transactions.
(b)   The Parties shall use commercially reasonable efforts to promptly obtain, and to cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Entity in connection with the above filings, applications or notifications. Each Party shall respond as promptly as practicable to any request by any Governmental Entity for information, documentation, other material or testimony, including by responding at the earliest reasonably practicable date to any request under or with respect to any inquiry by any Governmental Entity, and any such other applicable Laws for additional information, documents or other materials received by the Company or the SPAC or any of their respective Affiliates from any Governmental Entity regarding any matter with respect to the Transactions under any Regulatory Law. In furtherance and not in limitation of the foregoing, the Parties shall, and shall cause their Affiliates to, use commercially reasonable to undertake promptly any and all action required to complete the Transactions as promptly as practicable (but in any event prior to the Outside Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Entity or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including to (x) proffer or consent and/or agree to any Order or other agreement providing for the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business or (y) promptly effect the disposition, licensing or holding separate of any assets or lines of business or (z) take any other remedy requested or proposed by any Governmental Entity, in each case, as may be necessary to permit the lawful consummation of the Transaction on or prior to the Outside Date and except as would have or would reasonably be expected to materially and adversely affect the Company, following Closing. The Company and the SPAC shall only be required to undertake any action contemplated by the immediately preceding sentence in the event that such action is conditioned on the consummation of the Transactions.
(c)   Without limiting the generality of the rest of this Section 5.3, each of the Parties shall cooperate, as promptly as practicable, in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall, subject to applicable Law and reasonable confidentiality considerations, as promptly as reasonably practicable (i) furnish to the other such necessary information and reasonable assistance as the other Party may reasonably request in connection with the foregoing; (ii) promptly notify and inform the other Party of any communication received from, or given by such Party or any of their Affiliates to any Governmental Entity, regarding any of the Transactions; and (iii) provide counsel for the other Party with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Entity, and any other information supplied by such Party and such Party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the Transactions; provided, however, that materials may be provided on an outside counsel-only basis, and/or may be redacted (A) to remove references concerning competitively sensitive information and the valuation of the Company and the transactions contemplated thereby and (B) as necessary to comply with contractual arrangements. Each Party shall, subject to applicable Law, permit counsel for the other Parties a reasonable opportunity to review in advance, and consider in good faith the

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views of the other Party in connection with, any proposed written communication, draft filing, correspondence or submission to any Governmental Entity in connection with the Transactions. Each Party agrees not to participate, or to permit any of its Affiliates or their respective Representatives to participate, in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the Transactions, unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate.
(d)   Any information provided to any Party or its Representatives to another Party or its Representatives in accordance with this Section 5.3 or otherwise pursuant to this Agreement shall be held by the receiving Party and its Representatives in accordance with, and shall be subject to, the confidentiality obligations set forth in Section 5.5.
(e)   During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, the Parties shall not, and shall not permit any of their Affiliates to, knowingly take any action that could prevent, materially delay or materially impede the consummation of the Transaction.
Section 5.4   Information Supplied.   Each of the Company, on behalf of itself and the Company Subsidiaries, and the SPAC, shall ensure that the information supplied by or on its behalf for inclusion or incorporation by reference (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration, or other filing made with any Governmental Entity or stock exchange, or in any press release, with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, will not, on the date of filing thereof, or the date that it becomes effective, or, with respect to the Proxy Statement, the date that it is first mailed to the SPAC Shareholders, as applicable, or at the time of the Extraordinary General Meeting, or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 5.5   Confidentiality.   Except as set forth herein, the Company, Holdco, and the Merger Subs, on the one hand, and the SPAC, on the other hand, shall hold and shall cause their respective Affiliates and Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other Party furnished to it by such other Party or its representatives in connection with the Transactions (the “Confidential Information”) (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from another source, which source is not the agent of the other Party and is not under any obligation of confidentiality with respect to such information); and no Party shall release or disclose Confidential Information to any other Person, except its Representatives in connection with this Agreement. In the event that any Party believes that it is required to disclose any such Confidential Information pursuant to applicable Law, to the extent legally permissible, such Party shall give timely written notice to the other Party so that such party may have an opportunity to obtain a protective order or other appropriate relief. Each Party shall be deemed to have satisfied its obligations to hold Confidential Information concerning or supplied by the other Party if it exercises the same care as it takes to preserve confidentiality for its own similar information.
Section 5.6   Control of Operations.   Without in any way limiting any Party’s rights or obligations under this Agreement including Section 5.1, the Parties understand and agree that nothing contained in this Agreement shall give the SPAC, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing.
Section 5.7   Trust Account.   Upon satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee, in accordance with, subject to and pursuant to the Trust Agreement and the SPAC Organizational Documents, at the Closing, the SPAC (a) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall instruct the Trustee to distribute the Trust Account as follows: (i) to the public stockholders of the SPAC holding the SPAC Public Shares sold in the IPO

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who shall have previously validly elected to redeem their SPAC Public Shares pursuant to the SPAC Organizational Documents, (ii) for tax obligations of SPAC prior to Closing, (iii) for any unpaid Transaction Expenses of the SPAC and the Company, to the extent SPAC and the Company elect to pay these prior to Closing, (iv) as repayment of loans and reimbursement of expenses to directors, officers, and shareholders of SPAC, including Working Capital Loans to the extent not converted into SPAC Private Placement Warrants, and (v) to Holdco to the extent any funds remain in the Trust Account after the payments made in the foregoing sections (i) through (iv), and (c) immediately thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.
Section 5.8   Exclusivity.   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement:
(a)   Neither the Company, Holdco, or the Merger Subs shall take, nor shall any of them permit any of their respective Representatives to take, any action to solicit, encourage, continue, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than the SPAC and/or any of its Affiliates) concerning any purchase of any of the Company’s equity securities or any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, asset sale or similar transaction involving the Company, or any initial public offering or direct listing on any stock exchange, except, in each case, as expressly permitted by the terms of this Agreement (each such transaction, an “Alternative Transaction”). The Company shall, and shall cause Holdco and the Merger Subs and any of its or their Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person (other than SPAC and its Affiliates) with respect to any Alternative Transaction. Notwithstanding the foregoing, the Company or its Representatives may respond to any unsolicited proposal regarding an Alternative Transaction by indicating that the Company is subject to an exclusivity agreement and is unable to provide any information related to the Company or entertain any proposals or offers or engage in any negotiations or discussions concerning an Alternative Transaction so long as such exclusivity agreement remains in effect. The Company shall promptly (but in any event within forty-eight (48) hours) notify the SPAC if the Company, Holdco, the Merger Subs or any of its or their Representatives receive any offer for, or any solicitation to discuss or negotiate, an Alternative Transaction.
(b)   The SPAC shall not take, and shall cause its Affiliates and their respective Representatives not to take, any action to solicit, encourage, continue, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than the Company and/or any of its Affiliates) concerning any Business Combination (each such transaction, an “Alternative SPAC Transaction”). The SPAC shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person (other than the Company and its Affiliates) with respect to any Alternative SPAC Transaction. The Company hereby acknowledges that prior to the date of this Agreement, the SPAC has provided information relating to the SPAC and has afforded access to, and engaged in discussions with, other Persons in connection with a proposed Alternative SPAC Transaction and that such information, access and discussions could reasonably enable another Person to form a basis for an Alternative SPAC Transaction without any breach by the SPAC of this Section 5.8(b). Notwithstanding the foregoing, the SPAC, any of its Affiliates and any of its or their respective Representatives may respond to any unsolicited proposal regarding an Alternative SPAC Transaction by indicating that the SPAC is subject to an exclusivity agreement and is unable to entertain any proposals or offers or engage in any negotiations or discussions concerning an Alternative SPAC Transaction so long as such exclusivity agreement remains in effect. The SPAC shall promptly (but in any event within (48) forty-eight hours) notify the Company, if the SPAC or any of its Representatives receives any offer for, or any solicitation to discuss or negotiate, an Alternative SPAC Transaction.
Section 5.9   Section 16.   Prior to the Closing, the Holdco Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the issuance of Holdco Shares by Holdco pursuant to this Agreement to any officer, director or shareholder (by reason of “director by deputization” status) of the SPAC or the Company who is expected to become a “covered person” of Holdco for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

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Section 5.10   Directors’ and Officers’ Indemnification and Insurance.
(a)   The Parties acknowledge and agree that all rights to indemnification, exculpation and advancement existing in favor of the current or former directors, officers, employees and agents of any of the Company or the SPAC or their respective Affiliates (including the Sponsors) and each Person who served at the request of the Company or the SPAC as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (the “D&O Indemnified Persons”), as provided in the Organizational Documents of the Company or SPAC, respectively, or in any indemnification agreement or arrangement of the Company or SPAC, respectively, in effect on the date of this Agreement, in each instance, with respect to matters occurring prior to or at the Closing, shall survive the consummation of the Transactions and shall continue in full force and effect and that Holdco, the Company or its or their Affiliates will perform and discharge their respective obligations to provide such indemnity and exculpation from and after the Closing for a period of six (6) years or until the settlement or final adjudication of any Action commenced during such period. The Holdco A&R Articles shall contain provisions with respect to indemnification, exculpation and advancement of the D&O Indemnified Persons no less favorable to the D&O Indemnified Persons than set forth in the Organizational Documents of the Company, on the one hand, or the SPAC, on the other hand, as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified after the Closing in any manner that would be reasonably expected to adversely affect the rights of any D&O Indemnified Person thereunder except as is required under applicable Law. From and after the Closing, Holdco shall, and shall cause the Company and its Affiliates to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.10.
(b)   Prior to the Closing, Holdco shall obtain directors’ and officers’ liability insurance for Holdco, the First Surviving Company, and the Second Surviving Company that shall be effective as of Closing and will cover (i) those Persons who were directors and officers of the Company prior to the Closing and (ii) those Persons who will be the directors and officers of Holdco and its Subsidiaries (including the Second Surviving Company after the Company Merger Effective Time) at and after the Closing on terms not less favorable than the better of (x) the terms of the current directors’ and officers’ liability insurance in place for the Company’s directors and officers and (y) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Company (the “Closing D&O Policy”).
(c)   Prior to the Closing, SPAC shall purchase, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the SPAC Merger Effective Time covering each such Person that is a director or officer of SPAC currently covered by the SPAC’s directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Holdco shall, and shall cause the First Surviving Company to, maintain the SPAC D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Holdco or the First Surviving Company, as applicable, and no other Party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 5.10(c).
(d)   Prior to the Closing, the Company may, at its sole discretion, purchase, at its expense, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the Company Merger Effective Time (including with respect to the Transactions and all actions taken in connection with them) covering each such Person that is a director or officer of the Company or a Company Subsidiary currently covered by the Company’s directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Holdco shall, and shall cause the Second Surviving Company to, maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Second Surviving Company, and no other Party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 5.10(d).
(e)   On the Closing Date, Holdco shall enter into customary indemnification agreements reasonably satisfactory to each of Company, SPAC, and Holdco with the respective directors and officers of Holdco,

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which indemnification agreements shall continue to be effective following the Closing. At the SPAC Merger Effective Time, the First Surviving Company shall assume all rights and obligations of SPAC under all indemnification agreements in effect as of the date hereof or immediately prior to the SPAC Merger between SPAC and any person who is or was a director or officer of SPAC prior to the SPAC Merger Effective Time and that have been made available to the Company prior to the date hereof, which indemnification agreements shall continue to be effective following the Closing.
(f)   If Holdco or any of its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving company, corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Holdco shall assume all of the obligations of the surviving company set forth in this Section 5.10.
(g)   The provisions of this Section 5.10 shall survive the Closing and are (i) intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person, and each D&O Indemnified Person’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of Holdco and may not be terminated or amended in any manner adverse to such D&O Indemnified Person without its prior written consent and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
Section 5.11   Expenses.   All costs and expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions shall be paid as follows: (a) in the case of Transaction Expenses related to regulatory or governmental approvals, antitrust review, and the Registration Statement and Proxy Statement, including filing fees and printer expenses, equally by the SPAC and the Company, (b) for all Transaction Expenses not covered by subsection (a) that are incurred by or on behalf of the Company, Holdco, and the Merger Subs, by the Company, and (c) for all Transaction Expenses not covered by subsection (a) that are incurred by or on behalf of the SPAC, by the SPAC; provided, that, in the event that the Closing is consummated, at the Closing, Holdco shall pay all unpaid Transaction Expenses incurred by the Company, Holdco, the Merger Subs, and the SPAC that have not been paid out of funds held in the Trust Account in accordance with Section 5.7. In furtherance of the foregoing, no later than two (2) Business Days prior to the Closing Date, (x) the Company shall provide to the SPAC and Holdco a written report setting forth a list of all accrued and unpaid Transaction Expenses of the Company, which shall include the respective amounts, and wire instructions for the payment thereof together with invoices or other reasonable supporting documentation for all such Transaction Expenses, and applicable Tax forms of the payees (e.g., IRS Form W-9), and (y) the SPAC shall provide to the Company and Holdco a written report setting forth a list of all accrued and unpaid Transaction Expenses of the SPAC, which shall include the respective amounts, and wire instructions for the payment thereof together with invoices or other reasonable supporting documentation for all such Transaction Expenses.
Section 5.12   Transaction Litigation.   Each of the Company and the SPAC shall cooperate with the other and use commercially reasonable efforts in the defense or settlement of any Action relating to the Transactions which is brought or threatened in writing against (a) the SPAC, any of its Subsidiaries and/or any of their respective directors or officers, or (b) the Company, Holdco, the Merger Subs, any of their Subsidiaries and/or any of their respective directors or officers. Such cooperation between the Parties shall include (i) keeping the other Party reasonably and promptly informed of any developments in connection with any such Action, and (ii) utilizing counsel reasonably agreeable to both the SPAC and the Company (such agreement to counsel not to be unreasonably withheld, conditioned or delayed) and (iii) refraining from compromising, settling, consenting to any order or entering into any agreement in respect of, any such Action without the written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).
Section 5.13   Public Announcements; Other Disclosure.
(a)   The SPAC, Holdco, and the Company shall cooperate in good faith with respect to the preparation of (i) a press release announcing the execution of this Agreement, (ii) a Current Report on Form 8-K to be filed by the SPAC to report the execution of this Agreement (the “Signing 8-K”), (iii) a Current Report on Form 8-K to be filed by the SPAC to report the Closing (the “Closing 8-K”), and (iv) a Current Report on Form 8-K to be filed by Holdco to report the Closing and to include certain other information required by the

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Exchange Act (the “Super 8-K”), and shall use their respective commercially reasonable efforts to provide the other Parties with all information reasonably requested by the other Parties and required to be included by SEC Guidance in such filings.
(b)   Between the date of this Agreement and the earlier of the Closing or the termination of this Agreement, in connection with the preparation of any press release or other public announcement containing information relating to this Agreement, the Transactions, or the business of the Company, any Current Report on Form 8-K (including the Signing 8-K, Closing 8-K, and Super 8-K), or any other statement, filing, notice or application (including any amendments or supplements thereto) made by or on behalf of the SPAC, on the one hand, or the Company, Holdco and/or the Merger Subs, on the other hand, to any Governmental Entity in connection with the Transactions (each, a “Reviewable Document”), each Party, as applicable, shall (i) seek the prior written consent of the Company, in the case of the SPAC, or the SPAC, in the case of the Company, Holdco and the Merger Subs, provided, that without such prior written consent, each Party shall be permitted to issue a press release or other public announcement containing information relating to this Agreement or the Transactions, and to issue and submit any other Reviewable Document that is substantially consistent with information previously approved pursuant to this Section 5.13(b), and (ii) upon request by the other Party, use its commercially reasonable efforts to furnish the other Party with all information reasonably necessary or advisable in connection with the preparation of such materials, which information provided shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. Without limiting the generality of the foregoing, the Company shall use its commercially reasonable efforts to cooperate with the SPAC in connection with the preparation for inclusion in the Super 8-K of pro forma financial statements that comply with SEC Guidance, including the requirements of Regulation S-X (it being understood that Holdco shall be responsible for the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, capitalization, ownership or other pro forma adjustments that may be included therein). Holdco and the Company shall use commercially reasonable efforts to make the managers, directors, officers and employees of the Company available to the SPAC and its counsel in connection with the drafting of the Signing 8-K, Closing 8-K, and Super 8-K, as reasonably requested by the SPAC; provided that doing so does not unreasonably interfere with the ongoing operations of the Company.
(c)   Whenever any event occurs which would reasonably be expected to result in any Reviewable Document containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, the Company or the SPAC, as the case may be, shall promptly inform the other Party of such occurrence and shall use its reasonable best efforts to furnish to the other Party any information reasonably related to such event and any information reasonably necessary or advisable in order to prepare an amendment or supplement to such Reviewable Document in order to correct such untruth or omission.
Section 5.14   Holdco Post-Closing Directors and Officers.   The Parties shall take all actions necessary (including, in the case of Holdco, procuring the resignations of the directors of Holdco, as applicable) such that, immediately following the SPAC Merger Effective Time, Holdco’s Board of Directors will consist of five (5) directors, which shall be mutually selected by the Company and the SPAC (not to be unreasonably withheld, conditioned, or delayed). At least a majority of the Holdco Board of Directors shall qualify as independent directors under the rules of Nasdaq or another national securities exchange mutually agreed to by the Parties in writing, as applicable. The officers of the Company immediately prior to the Company Merger Effective Time shall be the officers of Holdco as of immediately after the Company Merger Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.
Section 5.15   Holdco Equity Incentive Plan.   Prior to the effective date of the Registration Statement, Holdco shall adopt a new equity incentive plan in a form mutually agreed among Holdco, the Company, and the SPAC (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Holdco Equity Incentive Plan”). The Holdco Equity Incentive Plan shall have such number of shares of Holdco Class A Common Stock available for issuance equal to ten percent (10%) of the Holdco Shares to be issued and outstanding immediately after the Closing and shall include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year of five percent (5%) of the number of shares available for issuance under the Holdco Equity Incentive Plan.

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Section 5.16   Preparation of Registration Statement; Extraordinary General Meeting   (a) As promptly as practicable following the execution and delivery of this Agreement, Holdco, the Company, and the SPAC shall jointly prepare, and Holdco shall file, or cause to be filed, with the SEC, a mutually-acceptable Form S-4 registration statement (as amended or supplemented from time to time, and including the Proxy Statement contained therein and any exhibits thereto, the “Registration Statement”) in connection with the registration under the Securities Act of the Holdco Class A Common Stock and Holdco Warrants to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement. Each of Holdco, the Company, and the SPAC shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of Holdco, the Company, and the SPAC shall furnish all information concerning itself and its Subsidiaries, officers, directors, and holders of equity securities as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, the SPAC will cause the Proxy Statement to be mailed to shareholders of the SPAC.
(b)   Each of Holdco, the Company, and the SPAC shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Holdco, the Company, or the SPAC becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) the Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Holdco, the Company, and the SPAC shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the shareholders of the SPAC, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SPAC Organizational Documents. Each of Holdco, the Company, and the SPAC shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that Holdco receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.
(c)   The SPAC shall include provisions in the Proxy Statement and shall take reasonable action related thereto, with respect to (i) approval of the Transactions, including the Mergers, and the adoption and approval of this Agreement (the “Business Combination Proposal”), (ii) adoption and approval of the SPAC Plan of Merger, the Merger and the First Surviving Company Organizational Documents (the “Merger Proposal”), (iii) adjournment of the Extraordinary General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt, or otherwise in connection with, any of the foregoing proposals, or if SPAC determines that additional time is needed in order to satisfy one or more of the conditions to Closing (the “Adjournment Proposal”), and (iv) approval of any other proposals reasonably agreed by the SPAC and the Company to be necessary or appropriate in connection with the Transactions contemplated hereby (the proposals set forth in clause (i) through (iv), collectively, the “Proposals”).
(d)   The SPAC shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date (which record date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Extraordinary General Meeting in accordance with the SPAC Organizational Documents and the CACI, (ii) cause the Proxy Statement to be disseminated to shareholders of the SPAC as of such record date in compliance with applicable Law, and (iii) solicit proxies from the holders of SPAC Ordinary Shares to vote in favor of each of the Proposals. The SPAC shall, through the SPAC Board, include a statement in the Proxy Statement to the effect that the SPAC Board (with Mr. You abstaining) recommends that the SPAC Shareholders vote in favor of the Proposals (the “SPAC Board Recommendation”). The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify

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or modify, the SPAC Board Recommendation (a “SPAC Change in Recommendation”); provided, that if, at any time prior to obtaining the SPAC Shareholder Approval, the SPAC Board determines in good faith, after consultation with its outside legal counsel, that in response to an Intervening Event, the failure to make an SPAC Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the SPAC Board may, prior to obtaining the SPAC Shareholder Approval, make a SPAC Change in Recommendation. To the fullest extent permitted by applicable Law, the SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the Extraordinary General Meeting shall not be affected by any SPAC Change in Recommendation.
(e)   Notwithstanding the foregoing provisions of this Section 5.16, if on a date for which the Extraordinary General Meeting is scheduled (i) a quorum is not present within 30 minutes of the time appointed for the Extraordinary General Meeting, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time and place as is determined by the SPAC Board (and consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed) and if a quorum is not present within 30 minutes of the time appointed for the adjourned meeting, then the SPAC Shareholders present in person or by proxy shall constitute a quorum; or (ii) a quorum is present and the SPAC has not received proxies representing a sufficient number of SPAC Ordinary Shares to obtain the SPAC Shareholder Approval, then the Adjournment Proposal must be approved by a sufficient number of SPAC Ordinary Shares.
Section 5.17   Company Shareholder Approval.
(a)   As promptly as reasonably practicable (and in any event within two (2) Business Days)   following the date on which the Registration Statement is declared effective under the Securities Act (the “Company Shareholder Written Consent Deadline”), the Company shall obtain and deliver to SPAC a true and correct copy of the adoption and approval of this Agreement and the transactions contemplated hereby by the Company Shareholders acting by written consent in lieu of a meeting (in form and substance reasonably satisfactory to SPAC) (the “Company Shareholder Written Consent”) that is duly executed and delivered by the Company Shareholders that hold, in the aggregate, the requisite number and type of shares of Company Common Stock as are required for the approval and adoption of this Agreement, the Ancillary Agreements to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and the Pre-Closing Recapitalization), in accordance with the MBCA and the Company Organizational Documents (the “Company Shareholder Approval”). The Company, through the unanimous approval of the Company Board, shall recommend to the Company Shareholders the approval and adoption of this Agreement, the Ancillary Agreements to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and the Pre-Closing Recapitalization) (the “Company Board Recommendation”).
(b)   Promptly following the receipt of the Company Shareholder Written Consent, and in any event within five (5) Business Days thereof, the Company shall prepare and deliver to each Company Shareholder who has not executed and delivered the Company Shareholder Written Consent an information statement, in form and substance required under the MBCA in connection with the Company Merger and otherwise reasonably satisfactory to SPAC, which information statement shall include (i) copies of this Agreement and the Registration Statement, (ii) the Company Board Recommendation, (iii) a description of any dissenters’ rights of the Company Shareholders available under the MBCA and any other disclosure with respect to dissenters’ rights required by applicable Law and (iv) notice to any Company Shareholder who has not executed and delivered the Company Shareholder Written Consent of the corporate action by those Company Shareholders who did execute the Company Shareholder Written Consent. Prior to the SPAC Merger Effective Time, the Company shall use commercially reasonable efforts to obtain a written consent from each Company Shareholder who has not previously delivered the Company Shareholder Written Consent in respect of such Company Shareholder’s approval and adoption of this Agreement, the Ancillary Agreements to which the Company is or will be a party, the transactions contemplated hereby and thereby (including the Mergers and the Pre-Closing Recapitalization).
Section 5.18   Non-Recourse.   Except in the case of claims against a Person in respect of such Person’s Fraud:

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(a)   solely with respect to the Company, Holdco, the Merger Subs, and SPAC, this Agreement may only be enforced against, and any claim or cause of Action based upon, arising out of, or related to this Agreement, any Ancillary Agreement, or the Transactions may only be brought against the Company, Holdco, the Merger Subs and SPAC as named Parties hereto; and
(b)   except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party hereto): (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Holdco, the Merger Subs or SPAC; and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Holdco, the Merger Subs or SPAC under this Agreement for any claim based on, arising out of, or related to this Agreement, any Ancillary Agreement or the Transactions.
Section 5.19   Additional Financial Information.
(a)   Promptly following the date of this Agreement, and in any event within ten (10) Business Days following the date of this Agreement, the Company shall provide the SPAC with the audited financial statements of the Company and its Subsidiaries for the twelve month period ended December 31, 2023 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date, together with the auditors report thereon (the “Company Year End Financials”). The Company shall deliver to the SPAC the Company’s consolidated interim financial information for each quarterly period no later than forty (40) calendar days following the end of each quarterly period (the “Company Interim Financials”).
(b)   Holdco shall deliver Holdco’s interim financial information for each quarterly period following Holdco’s formation to the SPAC no later than forty (40) calendar days following the end of each quarterly period (the “Holdco Interim Financials” and together with the Company Year End Financials and the Company Interim Financials, the “Required Financial Statements”).
(c)   The representations and warranties set forth in Section 3.8 shall be deemed to apply to the Required Financial Statements, as and when they have been delivered to the SPAC, with the same force and effect as if made on the date of this Agreement (provided, that, in the case of any reviewed financial statements provided pursuant to this Section 5.19, such statements are subject to normal year-end adjustments that were not or are not expected to be material in amount or effect). As soon as reasonably practicable and as and when required to be included in the Registration Statement or the Proxy Statement, the Company and Holdco shall (i) deliver to SPAC the management’s discussion and analysis of financial condition and results of operations of the Company prepared in accordance with Item 303 of Regulation S-K with respect to the periods described in this Section 5.19, as necessary for inclusion in the Registration Statement or Proxy Statement and Super 8-K, (ii) deliver to SPAC any additional Company or Holdco financial information reasonably requested by the SPAC for inclusion in the Registration Statement, the Proxy Statement, and any other filings to be made by Holdco or the SPAC with the SEC, and (iii) use reasonable best efforts to deliver to SPAC the consents of the auditors of the Company and Holdco, in each case, as necessary for inclusion in the Registration Statement and Proxy Statement.
Section 5.20   Financing Cooperation.   From the date hereof through the Closing Date, the Parties shall use commercially reasonable efforts to secure at the Closing one or more financing commitments in the form of private placement transactions with institutional investors, backstops against exercises of SPAC Shareholder Redemption Rights, non-redemption agreements, or any other form of equity or equity-related financing, in each case on commercially reasonable and market-based terms reasonably acceptable to the SPAC and the Company, acting together in good faith (the “Closing Offering”). In the event that the Closing Offering is structured as a private placement transaction, the Company and SPAC shall mutually select and agree upon a proposed list of potential investors for the Closing Offering. The subscription or other agreements relating to the Closing Offering will (i) be in a form mutually acceptable to the Parties, (ii) include the Company as a third-party beneficiary thereto, and (iii) close contingent upon and immediately prior to the Closing. In furtherance of the foregoing, the Parties shall use commercially reasonable efforts to identify

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sources of financing for the Closing Offering and to mutually negotiate the underlying subscription, financing and similar agreements and reasonably cooperate in a timely manner in connection with any such efforts, including (x) by providing such information and assistance as the other Parties may reasonably request, (y) granting such access to potential investors and their respective representatives as may be reasonably necessary for their due diligence, and (z) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to the Closing Offering. All such cooperation, assistance and access shall be granted upon reasonable prior notice and during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Parties and shall be subject to any limitations under applicable Law. Each Party shall promptly inform the other Party of all aspects and developments related to obtaining the Closing Offering, including the proposed terms and conditions thereof and any material decisions or actions related to the Closing Offering. Neither the Company or Holdco, on the one hand, or the SPAC, on the other hand, shall make or agree to make any amendments, changes, modifications or waivers to any Contracts underlying the Closing Offering without the prior written consent of the SPAC or the Company, as applicable, which consent may not be unreasonably denied, conditioned, granted or withheld or delayed.
Section 5.21   Nasdaq Listing.   From the date of this Agreement through the Closing, the SPAC shall use its commercially reasonable efforts to ensure that the SPAC Public Shares, SPAC Public Warrants, and SPAC Units remain listed for trading on Nasdaq. Prior to the Closing Date, the SPAC shall take such actions as are reasonably necessary or advisable to cause the SPAC Public Shares, SPAC Public Warrants, and SPAC Units to be delisted from Nasdaq and deregistered under the Exchange Act with such delisting and deregistration effective as soon as practicable following the SPAC Merger Effective Time. From the date of this Agreement through the Closing, the Parties shall use their respective commercially reasonable efforts to have Holdco’s securities approved for listing on Nasdaq, or another national securities exchange mutually agreed to by the Parties in writing, prior to the SPAC Merger Effective Time.
Section 5.22   Lock-Up Agreement.   At the Closing, Holdco, the Sponsors, and the Majority Shareholder will enter into the Lock-Up Agreement.
Section 5.23   Registration Rights Agreement.   At the Closing, Holdco, the Sponsors, and the Majority Shareholder will enter into the Registration Rights Agreement.
Section 5.24   Warrant Assumption Agreement.   On the day immediately prior to the Closing Date, Holdco and the SPAC shall enter into the Warrant Assumption Agreement.
Section 5.25   Tax Matters.
(a)   This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).
(b)   Each of the Parties shall use its reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment. Except for actions required by this Agreement or the Ancillary Agreements, none of the Parties shall (and none of the Parties shall permit or cause any of their respective Affiliates, Subsidiaries or Representatives to) take or fail to take any action, or become obligated to take or fail to take any action, which action or failure could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. Each of the Parties shall file all Tax Returns consistent with, and take no position (whether in any audit or examination, on any Tax Return or otherwise) or any other action before or after the Closing, in either case, that is inconsistent with the Intended Tax Treatment, except to the extent otherwise required to do so as a result of a “determination” that is final within the meaning of Section 1313(a) of the Code (or similar or comparable provision of state or local or non-U.S. Law) or a change in applicable Law.
(c)   Each of the Parties shall reasonably cooperate in good faith with one another in connection with the issuance of any opinion of external counsel relating to the Tax consequences of or related to the Transactions (including if the SEC requires an opinion regarding such Tax consequences to be prepared and submitted in connection with the declaration of effectiveness of the Registration Statement). In connection with the foregoing, each of the Parties shall (and shall cause their cause any of their respective Affiliates, Subsidiaries or Representatives to) deliver to the applicable counsel, upon reasonable request therefore, certificates (dated as of the necessary date and signed by an officer of the applicable party containing such customary representations and warranties as shall be in form and substance reasonably satisfactory to the

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applicable counsel and reasonably necessary or appropriate to enable such counsel to render any such opinion. Notwithstanding anything herein to the contrary, nothing in this Agreement shall require (i) any counsel to the SPAC or its advisors to provide an opinion with respect to any Tax matters affecting the Company or any equityholders of the Company or (ii) any counsel to the Company to provide an opinion with respect to any Tax matters affecting the SPAC or its equityholders, in each case of (i) or (ii), including that the relevant portion of the Transactions qualify for its respective portion of the Intended Tax Treatment. Neither this Section 5.25(c) nor any other provision in this Agreement shall require or be deemed to require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.
(d)   The Parties shall reasonably cooperate in connection with Tax compliance matters, including any requests from equityholders of the SPAC in connection with matters relating to the SPAC’s U.S. federal tax classification as a “passive foreign investment company” or “controlled foreign corporation.”
ARTICLE VI
CONDITIONS TO OBLIGATIONS TO CLOSE
Section 6.1   Conditions to Obligation of Each Party to Close.   The respective obligations of each Party to effect the Closing shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:
(a)   Regulatory Approvals.   Any required regulatory approvals set forth in Section 6.1(a) of the Company Disclosure Schedule shall have been obtained.
(b)   No Injunctions or Illegality.   There shall not be in effect any injunction or other Order, or Law (other than any Regulatory Law) enacted after the date hereof, prohibiting, restraining, enjoining, or making illegal the Transactions.
(c)   SPAC Shareholder Approval.   The SPAC Shareholder Approval shall have been obtained.
(d)   Company Shareholder Approval.   The Company Shareholder Approval shall have been obtained.
(e)   Registration Statement.   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn.
(f)   D&O Insurance.   Holdco shall have obtained the Closing D&O Policy.
Section 6.2   Conditions to the SPAC’s Obligation to Close.   The SPAC’s obligation to effect the Transactions shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of the Company (i) contained in Section 3.1, Section 3.4, Section 3.7, Section 3.10, and Section 3.19 shall each be true and correct in all material respects as of the date hereof and at the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date), (ii) contained in Section 3.2 shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and (iii) contained elsewhere in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) except for breaches or inaccuracies that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the conditions in this Section 6.2(a), no effect shall be given to any “material,” “Material Adverse Effect” or other similar qualifier in such representations and warranties.

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(b)   Covenants and Agreements.   The covenants and agreements of the Company, Holdco, and the Merger Subs to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.
(c)   Company Material Adverse Effect.   No change, event, state of facts, development or occurrence shall have occurred since the date of this Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company that is continuing.
(d)   Officer’s Certificate.   The SPAC shall have received a certificate, dated as of the Closing Date and signed on behalf of the Company by an authorized officer of the Company, stating that the conditions specified in Section 6.2(a) through Section 6.2(c), as such conditions relate to the Company, have been satisfied.
Section 6.3   Conditions to the Company’s Obligation to Close.   The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of the SPAC (i) contained in Section 4.1, Section 4.5, Section 4.6, and Section 4.9 shall each be true and correct in all material respects as of the date hereof and at the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date), (ii) contained in Section 4.2 shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and (iii) contained elsewhere in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) except for breaches or inaccuracies that would not have, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the conditions in this Section 6.2(a), no effect shall be given to any “material,” “SPAC Material Adverse Effect” or other similar qualifier in such representations and warranties.
(b)   Covenants and Agreements.   The covenants and agreements of the SPAC to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.
(c)   Listing of Share Consideration.   The Holdco Class A Common Stock to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, or another national securities exchange mutually agreed to by the Parties in writing, as of the Closing Date, subject only to official notice of issuance.
(d)   SPAC Material Adverse Effect.   No change, event, state of facts, development or occurrence shall have occurred since the date of this Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a SPAC Material Adverse Effect that is continuing.
(e)   Officer’s Certificate.   The Company shall have received a certificate, dated as of the Closing Date and signed on behalf of the SPAC by an authorized officer of the SPAC, stating that the conditions specified in Section 6.3(a) through Section 6.3(d) have been satisfied.
(f)   Minimum Cash Condition.   The sum of the funds contained in the Trust Account, together with the cash on the SPAC’s balance sheet and the aggregate amount of gross proceeds from any Closing Offering, after giving effect to the exercise of SPAC Shareholder Redemption Rights and before payment of Transaction Expenses, shall equal or exceed $10,000,000.

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ARTICLE VII
TERMINATION
Section 7.1   Termination.   This Agreement may be terminated at any time prior to the Closing:
(a)   by the mutual written consent of the Company and the SPAC;
(b)   by either the Company or the SPAC, if:
(i)   the Closing shall not have occurred on or before December 25, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any Party that has breached any of its representations, warranties, covenants or agreements under this Agreement and such breach is the primary cause of or has resulted in the failure of the Closing to be consummated on or before such date; or
(ii)   any Order or Law permanently restraining, enjoining, prohibiting or making illegal the consummation of the Transactions becomes effective, final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order or other action.
(c)   by the SPAC, if the representations and warranties of the Company shall have failed to be true and correct, or the Company, Holdco or the Merger Subs shall have breached or failed to perform any of their covenants, obligations or other agreements contained in this Agreement, where such failure or breach (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) cannot be or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date or (y) the date that is thirty (30) days after the date that the SPAC notifies the Company of such failure or breach; provided, however, that the SPAC’s right to terminate this Agreement under this Section 7.1(c) shall not be available if the representations and warranties of the SPAC shall have failed to be true and correct, or the SPAC shall have breached or failed to perform any covenant, obligation or other agreement contained in this Agreement, where such failure or breach would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) (and the SPAC shall not have cured such failure or breach);
(d)   by the Company, if the representations and warranties of the SPAC shall have failed to be true and correct, or the SPAC shall have breached or failed to perform any of its covenants, obligations or other agreements contained in this Agreement, where such failure or breach (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) cannot be or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date or (y) the date that is thirty (30) days after the date that the Company notifies the SPAC of such failure or breach; provided, however, that the Company’s right to terminate this Agreement under this Section 7.1(d) shall not be available if the representations and warranties of the Company shall have failed to be true and correct, or the Company, Holdco or the Merger Subs shall have breached or failed to perform any covenant, obligation or other agreement contained in this Agreement, where such failure or breach would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) (and the Company shall not have cured such failure or breach); or
(e)   by the Company or the SPAC if the SPAC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Extraordinary General Meeting duly convened therefor or at any adjournment thereof.
(f)   by the SPAC, if the Company Shareholder Written Consent is not executed and delivered in accordance with Section 5.17 on or prior to the Company Shareholder Written Consent Deadline.
Section 7.2   Notice of Termination.   In the event of termination of this Agreement by either or both of the Company and the SPAC pursuant to Section 7.1, written notice of such termination shall be given by the terminating Party to the other Party.
Section 7.3   Effect of Termination.   Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by any or all of the Company and the SPAC pursuant to

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Section 7.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any Party, except as set forth in Section 5.11, this Section 7.3 or Article VIII; provided, however, that no such termination shall relieve any Party hereto from Liability for any Fraud or Willful Breach of this Agreement; provided, further, that Section 5.5, Section 5.11, this Section 7.3 and Article VIII, shall survive any termination of this Agreement, in accordance with their respective terms.
ARTICLE VIII
MISCELLANEOUS
Section 8.1   Interpretation.   The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto or delivered at the same time and not otherwise defined therein shall have the meanings set forth in this Agreement. The use of the word “including” herein shall mean “including without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a specific Section, Subsection, Clause, Recital, Section of a Schedule, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Clauses, Recitals, Sections of a Schedule, Schedules or Exhibits of this Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items. References to “written” or “in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 8.1 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are specified; provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first (1st) succeeding Business Day thereafter. References herein to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding.” References herein to any Law shall be deemed also to refer to such Law, as amended, and all rules and regulations promulgated thereunder. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation warranty, covenant or agreement. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” An accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP. Except where otherwise provided, all amounts in this Agreement are stated and shall be paid in United States dollars. The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.
Section 8.2   Counterparts.   This Agreement and the Ancillary Agreements may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

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Section 8.3   No Survival of Representations, Warranties, Covenants and Agreements.
(a)   The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing or upon the termination of this Agreement pursuant to Article VII, except that the covenants and agreements that explicitly contemplate performance after the Closing shall survive the Closing indefinitely (or until fully performed in accordance with this Agreement). The Parties acknowledge and agree that, other than in connection with any Fraud or as otherwise expressly set forth herein, from and after the Closing they shall not be permitted to make, and no Party shall have any Liability or obligation with respect to, any claims for any breach of any representation or warranty set forth herein or any covenant or agreement herein that is to have been performed by another Party on or prior to the Closing. In furtherance of the foregoing, other than in connection with any Fraud or as otherwise expressly set forth herein, from and after the Closing, each Party hereby waives (on behalf of itself, each of its Affiliates and each of its Representatives), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to any of the SPAC or the Company or the subject matter of this Agreement that such Party may have against the other Parties or any of their Affiliates or any of their respective Representatives arising under or based upon any theory whatsoever, under any Law, contract, tort or otherwise.
(b)   The Parties hereby acknowledge and agree that, except as expressly provided in Section 5.10, the foregoing Section 8.3(a) or in connection with any Fraud, from and after the Closing none of the SPAC, the Company, Holdco, the Merger Subs, their Representatives or any of their respective Affiliates, officers, managers, employees or agents, shall have any Liability, responsibility or obligation arising under this Agreement or any Exhibit or Schedule hereto, or any certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the Transactions, such provisions and other documents being the sole and exclusive remedy (as between the SPAC and its Affiliates, on the one hand, and the Company, Holdco, the Merger Subs and its or their Affiliates, on the other hand) for all claims, disputes and losses arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at Law or in equity, or otherwise.
Section 8.4   Governing Law; Waiver of Jury Trial; Jurisdiction.   The Law of the Commonwealth of Massachusetts shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of law or conflict-of-law rules or provisions (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the Commonwealth of Massachusetts. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each Party submits to the exclusive jurisdiction of first, the Business Litigation Session of the Superior Court for Suffolk County, in the Commonwealth of Massachusetts or if such court declines jurisdiction, then to any court of the Commonwealth of Massachusetts or the Federal District Court for the District of Massachusetts, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 8.4, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
Section 8.5   Entire Agreement; Third-Party Beneficiaries.   This Agreement (including the Schedules and Exhibits to this Agreement) and the Ancillary Agreements constitutes the entire agreement among the

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Parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties among the Parties other than those set forth or referred to in this Agreement. This Agreement is not intended to confer in or on behalf of any Person not a Party (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
Section 8.6   Notices.   All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing (a) when delivered, if delivered by hand, courier or overnight delivery service, (b) three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or (c) when sent in the form of a facsimile or email, if (x) acknowledged by the recipient (excluding automated responses) or (y) promptly sent by one of the methods specified in clause (a) or (b), and, in each case, shall be directed to the address set forth below (or at such other address or facsimile number as such Party shall designate by like notice):
(a)   If to the Company, Holdco, Merger Sub 1 or Merger Sub 2:
Rain Enhancement Technologies, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attention: Paul Dacier
E-mail: paul@rainwatertech.com
with a copy (which shall not constitute notice) to:
TCF Law Group, PLLC
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attention: Stephen J. Doyle
Email: sdoyle@tcflaw.com
(b)   If to the SPAC:
Coliseum Acquisition Corp.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
Attention: Harry You, Chairman
Charles Wert, Chief Executive Officer
Email: harry@dmytechnology.com
chuck@fidures.com
with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Joel Rubinstein
Email: joel.rubinstein@whitecase.com
Section 8.7   Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party will assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party. Any attempted assignment in violation of this Section 8.7 shall be void.
Section 8.8   Amendments and Waivers.   This Agreement may not be modified or amended except by an instrument or instruments in writing and mutually signed by each of the Parties. Each Party may, only by an instrument in writing, waive compliance by any other Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by a Party of a breach of any term or provision of this Agreement by another Party shall not be construed as a waiver of any subsequent breach.

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Section 8.9   Specific Performance.   The Parties hereby acknowledge and agree that irreparable injury for which monetary damages (even if available) would not be an adequate remedy would occur if any Parties hereto does not perform any provision of this Agreement in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that, prior to a valid termination, to prevent breaches or threatened breaches by the Parties of any of their respective covenants or obligations set forth in this Agreement, including its failure to take all actions required under the express terms of this Agreement to consummate the Transactions, and that prior to a valid termination of this Agreement, the Parties shall be entitled to specific performance of such agreements and covenants in such event and other equitable relief to prevent breaches of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Each Party hereby waives any requirement to provide any bond or other security in connection with such order or injunction.
Section 8.10   Severability.   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
Section 8.11   Trust Account Waiver.   Reference is made to the final prospectus of the SPAC, filed with the SEC (File No. 333-254513) (the “Prospectus”), and dated as of June 22, 2021. Holdco, the Company, and the Merger Subs each acknowledges that it has read the Prospectus, the Trust Agreement and the SPAC Organizational Documents and understands that the SPAC has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO, and interest accrued from time to time thereon, and deposits made pursuant to the SPAC Organizational Documents, for the benefit of the public shareholders of the SPAC and certain parties and that, except as otherwise described in the Prospectus, the SPAC may disburse monies from the Trust Account only: (a) to the public shareholders of the SPAC in the event they elect to exercise their SPAC Shareholder Redemption Rights, (b) to the public shareholders of the SPAC if SPAC fails to consummate a Business Combination within the time period prescribed by the SPAC Organizational Documents (subject to further extension by amendment to the SPAC Organizational Documents), (c) to pay any taxes with any interest earned on the amounts held in the Trust Account, or (d) to the SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of the SPAC entering into this Agreement regarding the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, Holdco, Merger Sub 1 and Merger Sub 2 hereby agrees on behalf of itself and its Affiliates notwithstanding anything to the contrary in this Agreement, neither the Company, Holdco, Merger Sub 1, or Merger Sub 2, nor any of its or their Affiliates do now and shall at any time hereafter have any right, title, interest or claim of any kind against the Trust Account (including distributions therefrom), or make any claim or bring any Action against, the Trust Account (including distributions therefrom), and regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between the SPAC or its Representatives, on the one hand, and the Company, Holdco, Merger Sub 1, or Merger Sub 2, or any of its or their Affiliates or respective Representatives, on the other hand, this Agreement, the Transactions or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company, Holdco, Merger Sub 1, and Merger Sub 2, on behalf of itself and its and their respective Affiliates and Representatives, (i) hereby irrevocably waives any such Released Claims it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Agreement (including the negotiation, execution and performance thereof) any other Contract with the SPAC, the Transactions or any other negotiations, Contracts or other agreements or arrangements with the SPAC and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with

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the SPAC or its Affiliates), (ii) agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the SPAC to induce it to enter in this Agreement, and further intends and understands such waiver to be valid, binding and enforceable under applicable Law and (iii) acknowledges and agrees that, to the extent the Company, Holdco, Merger Sub 1, or Merger Sub 2, or any of its or their Affiliates or Representatives commences any Action based upon, in connection with, relating to or arising out of any matter relating to the SPAC, which Action seeks, in whole or in part, monetary relief against the SPAC, the sole remedy of any such Person shall be against funds held outside of the Trust Account and that such claim shall not permit the Company, Holdco, Merger Sub 1, or Merger Sub 2, or its or their Affiliates (or any Person claiming on any of their behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding the foregoing, nothing in this Section 8.11 shall serve to limit or prohibit the right of the Company, Holdco, Merger Sub 1, or Merger Sub 2 to pursue a claim against the SPAC for legal relief against assets of the SPAC held outside the Trust Account, for specific performance or other non-monetary relief.
[Remainder of page left intentionally blank]

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.
RAIN ENHANCEMENT TECHNOLOGIES, INC.
By:
/s/ Christopher Riley

Name:
Christopher Riley

Title:
Chief Executive Officer

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

RAINWATER MERGER SUB 1, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

RAINWATER MERGER SUB 2, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

COLISEUM ACQUISITION CORP.
By:
/s/ Charles Wert

Name:
Charles Wert

Title:
Chief Executive Officer

[Signature Page to the Business Combination Agreement]

EXHIBIT A
Form of Holdco Amended and Restated Articles
(See Annex F to the proxy statement/prospectus)

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EXHIBIT B
Form of Holdco Amended and Restated Bylaws
(See Annex G to the proxy statement/prospectus)

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EXHIBIT C
Sponsor Support Agreement
(See Annex B to the proxy statement/prospectus)

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EXHIBIT D
Company Support Agreement
(See Annex C to the proxy statement/prospectus)

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EXHIBIT E
Form of Lock-Up Agreement
(See Annex E to the proxy statement/prospectus)

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EXHIBIT F
Form of Registration Rights Agreement
(See Annex D to the proxy statement/prospectus)

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EXHIBIT G
Form of Warrant Assumption Agreement
(See Annex I to the proxy statement/prospectus)

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ASSIGNMENT AND ASSMPTION OF
BUSINESS COMBINATION AGREEMENT
This Assignment and Assumption of the Business Combination Agreement (this “Assignment”) is made and entered into as of August 22, 2024, by and among Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Assignor”), Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of the SPAC (“Assignee”) and, solely for purposes of consenting to this Assignment and receiving the benefits of the representations and warranties of Assignor and Assignee herein, Coliseum Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), and Rain Enhancement Technologies, Inc., a Massachusetts corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.
RECITALS
WHEREAS, Assignor entered into that certain Business Combination Agreement, dated as of June 25, 2024 with SPAC, the Company, Holdco, and Merger Sub 1 (the “Business Combination Agreement”);
WHEREAS, Section 8.7 of the Business Combination Agreement provides that the express prior written consent of all other parties to the Business Combination Agreement is required for any assignment of the Business Combination Agreement by any party thereto; and
WHEREAS, Assignor desires to assign all of its right, title, and interest in the Business Combination Agreement to Assignee, and Assignee desires to accept such assignment and agree to perform, satisfy and discharge in full, as the same become due, all of the Assignor’s liabilities and obligations under the Business Combination Agreement.
NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:
1.   Assignment and Assumption.   Assignor hereby assigns to Assignee all of Assignor’s right, title and interest in and to the Business Combination Agreement, and Assignee hereby assumes, and agrees to perform, satisfy and discharge in full, as the same become due, all of the Assignor’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date hereof.
2.   Consent.   SPAC, Holdco, Merger Sub 1, and the Company hereby consent to the assignment of the Business Combination Agreement by Assignor to Assignee pursuant to Section 1 hereof and the assumption of the Business Combination Agreement by Assignee from Assignor pursuant to Section 1 hereof.
3.   Further Assurances.   Upon request of any party hereto, Assignor and Assignee will execute and deliver, or cause to be executed and delivered, any other documents and instruments, and take any other actions, in each case as the requesting party may reasonably request to carry out the intent and purpose of this Assignment.
4.   Representations and Warranties of Assignee.   As of the date of this Assignment, Assignee represents and warrants to Assignor, SPAC and Holdco as follows:
a.   Assignee (i) has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into this Assignment and to perform its obligations under this Assignment and the Business Combination Agreement.
b.   This Assignment has been duly executed and delivered by Assignee, and assuming the due authorization, execution and delivery of the same by the other Parties, this Assignment shall constitute the valid and legally binding obligation of Assignee, enforceable against Assignee in accordance with

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its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equity remedies.
c.   The execution and delivery of this Assignment, the performance of this Assignment and the Business Combination Agreement, the compliance by Assignee with all of the provisions of this Assignment and the Business Combination Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Assignee pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Assignee is a party or by which Assignee is bound or to which any of the property or assets of Assignee is subject; (ii) the organizational documents of Assignee; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Assignee or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on Assignee’s ability to consummate the transactions contemplated hereby or thereby.
5.   Representations and Warranties of Assignor.   Assignor represents and warrants to Assignee, SPAC, and Holdco as follows:
a.   This Assignment has been duly executed and delivered by Assignor, and assuming the due authorization, execution and delivery of the same by the other Parties, this Assignment shall constitute the valid and legally binding obligation of Assignor, enforceable against Assignor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equity remedies.
b.   The execution and delivery by Assignor of this Assignment, the performance by Assignor of this Assignment, the compliance by Assignor with all of the provisions of this Assignment and the consummation by Assignor of the transactions contemplated by this Assignment will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Assignor pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Assignor is bound or to which any of the property or assets of Assignor is subject; (ii) the organizational documents of Assignor; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Assignor or any of its properties that, in the case of clauses (i) and (iii) would reasonably be expected to have a material adverse effect on the Assignor’s ability to consummate the transactions contemplated hereby.
6.   Miscellaneous.   The provisions of Sections 8.1 (Interpretation), 8.2 (Counterparts), 8.4 (Governing Law; Waiver of Jury Trial; Jurisdiction), 8.6 (Notices), 8.7 (Successors and Assigns), 8.8 (Amendments and Waivers), 8.9 (Specific Performance), 8.10 (Severability), and 8.11 (Trust Account Waiver) of the Business Combination Agreement shall apply to this Assignment mutatis mutandis.
[Signature Pages Follow]

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IN WITNESS WHEREOF, this Assignment has been signed by or on behalf of each of the Parties as of the day first above written.
ASSIGNOR:
RAINWATER MERGER SUB 2, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

ASSIGNEE:
RAINWATER MERGER SUB 2A, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

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Acknowledged, agreed and consented:
RAIN ENHANCEMENT TECHNOLOGIES, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

RAINWATER MERGER SUB 1, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

COLISEUM ACQUISITION CORP.
By:
/s/ Charles Wert

Name:
Charles Wert

Title:
Chief Executive Officer

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AMENDMENT TO
BUSINESS COMBINATION AGREEMENT
This Amendment to the Business Combination Agreement (this “Amendment”) is made and entered into as of August 22, 2024, by and among Coliseum Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of the SPAC (“Merger Sub 2A”), and Rain Enhancement Technologies, Inc., a Massachusetts corporation (the “Company”). Each of the SPAC, Holdco, Merger Sub 1, Merger Sub 2A, and the Company are herein referred to individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.
RECITALS
WHEREAS, SPAC, the Company, Holdco, Merger Sub 1 and Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (the “Old Merger Sub 2”), entered into that certain Business Combination Agreement, dated as of June 25, 2024 (the “Business Combination Agreement”);
WHEREAS, on August 22, 2024, the Parties entered into an Assignment and Assumption of Business Combination Agreement (the “Assignment”) pursuant to which Old Merger Sub 2 assigned to Merger Sub 2A all of Old Merger Sub 2’s right, title and interest in and to the Business Combination Agreement, and Merger Sub 2A assumed, and agreed to perform, satisfy and discharge in full, as the same become due, all of Old Merger Sub 2’s liabilities and obligations under the Business Combination Agreement arising on, from and after the date thereof;
WHEREAS, Section 8.8 of the Business Combination Agreement provides that the Business Combination Agreement may be amended or modified only by an instrument in writing mutually signed by each of the Parties; and
WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth in this Amendment.
NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:
1.
Amendments to the Business Combination Agreement.

a.
Merger Sub 2A.   To reflect the Assignment, the following amendments are made to the Business Combination Agreement:

i.
The preamble to the Business Combination Agreement is hereby amended by deleting “Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco” and replacing it with Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of the SPAC”.

ii.
The first Recital to the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, (a) the Company is engaged in, or intends to engage in, the research and development, manufacture, marketing, sale and other exploitation of products, services or solutions in the field of weather modification (including rainfall generation, snowfall generation, cloud coverage and fog reduction), (b) the SPAC is a special purpose acquisition company formed for the purpose of effecting a merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, reorganization, contractual control arrangement or similar type of transaction with one or more businesses (a “Business Combination”), (c) Holdco is a newly formed, wholly owned, direct subsidiary of the Company that was formed for the purpose of consummating the transactions contemplated by this Agreement and the Ancillary Agreements to which it is or will be a party, (d) Merger Sub 1 is

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a newly formed, wholly owned, direct subsidiary of Holdco that was formed for the purposes of consummating the transactions contemplated by this Agreement and the Ancillary Agreements to which it is or will be a party, and (e) Merger Sub 2A is a newly formed, wholly owned, direct subsidiary of the SPAC that was formed for the purposes of consummating the transactions contemplated by this Agreement and the Ancillary Agreements to which it is or will be a party;”
iii.
The ninth Recital to the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, Holdco, as the sole shareholder of Merger Sub 1, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Agreements to which Merger Sub 1 is or will be a party, and the transactions contemplated hereby and thereby (including the Mergers);
WHEREAS, the SPAC, as the sole shareholder of Merger Sub 2A, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Agreements to which Merger Sub 2A is or will be a party, and the transactions contemplated hereby and thereby (including the Mergers);”
iv.
Articles III and IV are hereby amended by replacing all references to “the Merger Subs” with references to “Merger Sub 1”.

v.
Sections 3.19 and 3.21 are hereby amended by deleting all references to Merger Sub 2.

vi.
New Sections 4.1(c) and 4.1(d) are hereby added as follows:

“(c)   Merger Sub 2A is duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Merger Sub 2A has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Merger Sub 2A to perform its obligations under this Agreement or the Ancillary Agreements to which it is or will be a party. Merger Sub 2A is not in violation of any of the provisions of its Organizational Documents. Merger Sub 2A does not have any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub 2A is an entity that was formed solely for the purpose of engaging in the Transactions. All outstanding shares of capital stock of Merger Sub 2A are owned by the SPAC, free and clear of all Liens (other than Permitted Liens).
(d)   Merger Sub 2A has the requisite power and authority to: (i) execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (ii) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by Merger Sub 2A of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by Merger Sub 2A of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of each of Merger Sub 2A, and no other proceedings on the part of Merger Sub 2A (or any of its equityholders) are necessary to authorize this Agreement or the Ancillary Agreements to which it is a party or to consummate the Transactions. This Agreement and the Ancillary Agreements to which it is a party have been duly and validly executed and delivered by Merger Sub 2A and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Merger Sub 2A, enforceable against Merger Sub 2A in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.”

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vii.
Section 4.2(d) is hereby amended by adding “Except for SPAC’s ownership of all outstanding equity interests of Merger Sub 2A,” at the beginning of such section.

viii.
Section 8.6 is hereby amended by deleting “Merger Sub 2” from subparagraph (a) and adding “Merger Sub 2A” to subparagraph (b), such that all notices to Merger Sub 2A are sent c/o Coliseum Acquisition Corp.

b.
Pre-Closing Recapitalization.

i.
The following changes are made to the defined terms in Section 1.1 of the Business Combination Agreement:

““Company Preferred Stock” means the Company’s preferred stock, par value $0.0001 per share.
“Exchange Ratio” means (a) $45,000,000 plus the amount of any Closing Offering with one or more bona fide third parties (which expressly excludes the RET Founders, the officers and directors of the Parties, and any of their Affiliates), which is structured as an investment directly into the Company and is consummated and funded prior to the effectiveness of the Registration Statement, divided by (b) the SPAC Public Share Redemption Price, divided by (c) the Fully-Diluted Company Capitalization.
“Fully Diluted Company Capitalization” means as of any given date, the sum of (a) the shares of capital stock of the Company outstanding on such date, (b) the shares of capital stock of the Company subject to compensatory equity awards (including stock options and restricted stock units) outstanding on such date, with shares of capital stock of the Company subject to stock options calculated on a “net exercised” basis as of the applicable date using the treasury method, assuming shares of capital stock of the Company are surrendered having a fair market value on such date equal to the exercise price of such options (rounded up to the nearest whole share, and determined without regard to the vested status of the stock option) and (c) the shares of capital stock of the Company issuable upon the exercise or settlement of other equity securities with respect to which shares of capital stock of the Company have not actually been issued and the conversion of all convertible securities into shares of capital stock of the Company, in each case, counted on an as-converted basis.”
ii.
The seventeenth Recital to the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, prior to the consummation of the Closing, in order to facilitate the consummation of the transactions contemplated hereby (including the Mergers and the Dual Class Structure), the Company will be recapitalized such that, immediately prior to the Company Merger Effective Time, the Company’s authorized capital stock will consist of shares of Company Class A Common Stock, Company Class B Common Stock, and Company Preferred Stock (the “Pre-Closing Recapitalization”);”
iii.
Section 2.1(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Company Pre-Closing Recapitalization.   Prior to the Company Merger Effective Time, the Company shall take all actions necessary to effect the Pre-Closing Recapitalization, including (i) authorizing two classes of common stock and designating one series of preferred stock, such that the capitalization of the Company will consist of Company Class A Common Stock, Company Class B Common Stock, and Company Preferred Stock, (ii) amending, restating, supplementing or otherwise modifying the Company Organizational Documents to reflect the Pre-Closing Recapitalization, (iii) exchanging all outstanding equity of the Company for shares of Company Class A Common Stock, Company Class B Common Stock, and/or Company Preferred Stock, and (iv) issuing shares of Company Class B Common Stock in consideration of the payment of additional capital, in each case as set forth on Schedule 2.1(a); provided, that the Company shall not take any action pursuant to this Section 2.1(a) that

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would have the effect of increasing the aggregate consideration to be paid to the Company Shareholders in connection with the Company Merger.”
iv.
Section 2.4(b)(i) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Immediately prior to the Company Merger Effective Time, (x) each share of Company Preferred Stock outstanding immediately prior to the Company Merger Effective Time shall be converted in accordance with its terms into shares of Company Class A Common Stock and (y) the Company shall use its commercially reasonable efforts to cause each convertible promissory note or other security that is convertible into or exchangeable for shares of Company Common Stock that is outstanding immediately prior to the Company Merger Effective Time to be converted into or exchanged for shares of Company Class A Common Stock pursuant to its terms immediately prior to the Company Merger Effective Time.”
v.
A new Section 2.4(b)(v) of the Business Combination Agreement is hereby added:

“As of the Company Merger Effective Time, each option to purchase shares of Company Class A Common Stock that is then outstanding (each, a “Company Option”) shall be converted into the right to receive an option to purchase Holdco Class A Common Stock on the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Company Merger Effective Time (including with respect to vesting and termination-related provisions) (each, a “Holdco Option”), except that (A) such Holdco Option shall relate to such number of shares of Holdco Class A Common Stock (rounded down to the nearest whole share of Holdco Class A Common Stock) as is equal to (x) the number of shares of Company Class A Common Stock subject to such Company Option multiplied by (y) the Exchange Ratio, and (B) the exercise price per share of such Holdco Option shall be equal to the quotient of (x) the exercise price per share of such Company Option in effect immediately prior to the Company Merger Effective Time divided by (y) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).”
vi.
The term “Majority Shareholder” is hereby replaced throughout the Business Combination Agreement by the term “RET Founders”, which is defined as follows:

““RET Founders” means Harry You, Niccolo de Masi, and Paul Dacier.”
c.
SPAC Merger.   Section 2.3(b)(vi) is hereby amended and restated in its entirety as follows:

“At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or any other Person, (A) each share of Merger Sub 1 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically cancelled and extinguished and converted into one (1) ordinary share, par value US $0.0001 per share of the First Surviving Company, with the rights, powers and privileges given to such share by the First Surviving Company Organizational Documents and the CACI, and shall constitute the only outstanding shares of the First Surviving Company immediately following the SPAC Merger Effective Time, and (B) each share of Holdco that is issued, outstanding and held by the Company immediately prior to the SPAC Merger Effective Time shall be automatically cancelled and extinguished, and no consideration shall be paid with respect thereto. Immediately following the SPAC Merger Effective Time, Holdco shall be the sole and exclusive owner of all shares of the First Surviving Company and the register of members of the First Surviving Company shall be updated at the SPAC Merger Effective Time to reflect the foregoing.”
d.
Lock-Up Agreement.

i.
Section 5.22 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Lock-Up Agreement.   At the Closing, Holdco, the Sponsors, and the RET Founders will enter into the Lock-Up Agreement. Notwithstanding the foregoing, with a view to satisfy the

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condition set forth in Section 6.3(c), the Lock-Up Agreement will not apply to such number of shares of Holdco Common Stock held by the Previous Sponsor immediately following the SPAC Merger Effective Time as reasonably determined by the SPAC is necessary to meet the initial listing requirements of Nasdaq.”
ii.
The form of Lock-Up Agreement set forth in Exhibit E to the Business Combination Agreement is hereby amended and restated in its entirety as set forth in Annex A attached hereto.

e.
Dual Class Structure.

i.
The sixteenth Recital to the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, prior to the consummation of the Closing, and subject to the SPAC Shareholder Approval and Company Shareholder Approval, (a) Holdco shall adopt the amended and restated articles of organization substantially in the form attached hereto as Exhibit A (the “Holdco A&R Articles”), which shall be the articles of incorporation of Holdco until thereafter amended in accordance with its terms and the MBCA, and which will, among other things, implement a dual class stock structure wherein Holdco’s common stock will consist of Holdco Class A Common Stock, entitling the holders thereof to one vote per share on all matters on which the shares of Holdco Class A Common Stock are entitled to vote, and Holdco Class B Common Stock, which will have economic rights (including dividend and liquidation rights) identical to those of the Holdco Class A Common Stock but the holders thereof will be entitled to fifteen votes per share on all matters on which the shares of Holdco Class B Common Stock are entitled to vote, which structure will terminate on the date that is five years after the Closing Date, or earlier in certain circumstances as more fully set forth in the Holdco A&R Articles (the “Dual Class Structure”), and (b) Holdco shall adopt the amended and restated bylaws substantially in the form attached hereto as Exhibit B (the “Holdco A&R Bylaws”), which shall be the bylaws of Holdco, until thereafter supplemented or amended in accordance with its terms and the MBCA;”
ii.
The form of Holdco A&R Articles set forth in Exhibit A to the Business Combination Agreement is hereby amended and restated in its entirety as set forth in Annex B attached hereto.

iii.
The following defined terms set forth in Section 1.1 of the Business Combination Agreement are hereby amended and restated in their entirety as follows:

““Company Class B Common Stock” means the Company’s Class B common stock, par value $0.0001 per share, which as of immediately after the Pre-Closing Recapitalization will have fifteen (15) votes per share on all matters on which the Company Class B Common Stock will be entitled to vote.”
““Holdco Class B Common Stock” means Holdco’s Class B common stock, par value $0.0001 per share, which pursuant to the terms of the Holdco A&R Articles will have fifteen (15) votes per share on all matters on which the Holdco Class B Common Stock will be entitled to vote.”
f.
Merger Sub 1 Tax Classification.   Section 3.14 of the Business Combination Agreement is hereby amended by adding a new Section 3.14(p), as follows:

“Merger Sub 1 has properly made an election pursuant to Treasury Regulations Section 301.7701-3 to be classified as an entity disregarded as separate from Holdco for U.S. federal (and applicable state and local) income Tax purposes.”
2.
Consent.   To allow the Company to affect the Pre-Closing Recapitalization, pursuant to Section 5.1(b)(vi) of the Business Combination Agreement, SPAC hereby consents to (i) the recission of those certain Subscription Agreements dated June 20, 2024, between the Company and the subscribers named therein, (ii) the Company’s entry into each Subscription Agreement set

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forth in Schedule 2.1(a), and (iii) the Company’s issuance of Company Options to certain service providers as set forth in Schedule 2.1(a).
3.
Ratification; No Further Amendment.   Except as expressly provided in this Amendment, all of the terms and conditions of the Business Combination Agreement remain unchanged and continue in full force and effect and are hereby ratified and confirmed in all respects.

4.
No Waiver.   Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Business Combination Agreement nor shall it constitute a waiver of any provision of the Business Combination Agreement.

5.
Effect of Amendment; Entire Agreement.   This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party to this Amendment and to the Business Combination Agreement shall be bound by this Amendment. Upon the effectiveness of this Amendment, each reference in the Business Combination Agreement to “this Agreement”, “hereunder”, or “herein” or words of similar import referring to the Business Combination Agreement shall refer to the Business Combination Agreement as amended by this Amendment. This Amendment, the Business Combination Agreement (as amended by this Amendment) and any other documents and instruments and agreements among the Parties as contemplated by or specifically referred to in the Business Combination Agreement (including the Exhibits and Schedules thereto) constitute the entire agreement among the Parties relating to the subject matter hereof and thereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among the Parties relating to the subject matter hereof and thereof.

6.
Miscellaneous.   The provisions of Sections 8.1 (Interpretation), 8.2 (Counterparts), 8.4 (Governing Law; Waiver of Jury Trial; Jurisdiction), 8.6 (Notices), 8.7 (Successors and Assigns), 8.8 (Amendments and Waivers), 8.9 (Specific Performance), 8.10 (Severability), and 8.11 (Trust Account Waiver) of the Business Combination Agreement shall apply to this Amendment mutatis mutandis.

[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.
RAIN ENHANCEMENT TECHNOLOGIES, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

RAINWATER MERGER SUB 1, INC.
By:
/s/ Paul T. Dacier

Name:
Paul T. Dacier

Title:
President

RAINWATER MERGER SUB 2A, INC.
By:
/s/ Charles Wert

Name:
Charles Wert

Title:
Chief Executive Officer

COLISEUM ACQUISITION CORP.
By:
/s/ Charles Wert

Name:
Charles Wert

Title:
Chief Executive Officer

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Annex A
Form of Lock-Up Agreement
(See Annex E to the proxy statement/prospectus)

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Annex B
Form of Holdco Amended and Restated Articles
(See Annex F to the proxy statement/prospectus)

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ANNEX B
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Agreement”) is dated as of June 25, 2024, by and among Coliseum Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Coliseum Acquisition Sponsor LLC, a Delaware limited liability company (the “Previous Sponsor”), Berto LLC, a Delaware limited liability company (the “New Sponsor”), and Harry You, an affiliate of the New Sponsor (the “Sponsor Affiliate”, and together with the New Sponsor and the Previous Sponsor, the “Sponsors”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”) and Rain Enhancement Technologies, Inc., a Massachusetts corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, the Sponsors are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of an aggregate of 3,749,999 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), 1 Class B ordinary share, par value $0.001 per share (“Class B Ordinary Share” and together with the Class A Ordinary Shares, the “SPAC Shares”), and 3,225,000 warrants exercisable for Class A Ordinary Shares (“Warrants”), as more specifically set forth on Schedule I attached hereto (all such securities or other equity securities, together with any shares of SPAC’s capital stock or other equity securities of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Sponsor during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Subject Securities”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company, Holdco, Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”), and SPAC, have entered into a Business Combination Agreement (as may be amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things, on the day immediately prior to the Closing Date, SPAC will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving entity of such merger, and on the Closing Date, following such merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into the Company, with the Company as the surviving entity (the “Business Combination”);
WHEREAS, Article 37.2 of SPAC’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”) provides that, unless earlier converted at the option of the holder, each Class B Ordinary Share will automatically convert on a one-for-one basis into Class A Ordinary Shares automatically on the closing of an initial Business Combination (as defined in the Current Charter); provided that, if, in connection with the consummation of such an initial Business Combination, additional Class A Ordinary Shares are issued or deemed issued in excess of the amounts sold in SPAC’s initial public offering, the ratio for which the Class B Ordinary Shares shall convert into Class A Ordinary Shares will be adjusted so that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, 20% of the sum of (a) the total number of all SPAC Shares issued in SPAC’s initial public offering plus (b) the total number of Class A Ordinary Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by SPAC in connection with or in relation to the completion of such initial Business Combination, excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, deemed issued, or to be issued, to any seller in such initial Business Combination and any private placement warrants issued to any Sponsors or any of their affiliates or any member of SPAC’s management team upon conversion of working capital loans (the “Conversion Rights Provision”);
WHEREAS, under the Current Charter, the Business Combination may trigger the Conversion Rights Provision with respect to the sole Class B Ordinary Share outstanding as of the date of this Agreement;

WHEREAS, in connection with the Business Combination, the parties hereto desire that the Sponsor Affiliate voluntarily converts the Class B Ordinary Share held by it immediately prior to the SPAC Merger Effective Time and irrevocably waives his rights under Article 37.2 of the Current Charter with respect to any additional Class A Ordinary Shares otherwise issuable upon conversion of the Class B Ordinary Share held by him pursuant to the Conversion Rights Provision (the “Excess Shares”);
WHEREAS, SPAC, the Previous Sponsor and the New Sponsor are parties to that certain Purchase Agreement, dated June 15, 2023 (the “Purchase Agreement”), pursuant to which the Previous Sponsor agreed that, to the extent that, in connection with the SPAC’s initial Business Combination, the New Sponsor agrees to forfeit its SPAC Shares, the Previous Sponsor shall subject all of its SPAC Shares to the same treatment, pro rata;
WHEREAS, SPAC, the Sponsor Affiliate and certain shareholders of the SPAC are parties to those certain Non-Redemption Agreements, dated as of November 22, 2023 (the “Non-Redemption Agreements”), pursuant to which the Sponsor Affiliate agreed to forfeit certain SPAC Shares (the “Forfeited Shares”) upon the closing of the Business Combination in consideration of the agreement of such shareholders not to redeem SPAC Shares held by them in connection with an amendment to the SPAC Organizational Documents; and
WHEREAS, as an inducement to SPAC and the Company to enter into the Business Combination Agreement and to consummate the Business Combination, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing, in order to induce the Company and SPAC to enter into the Business Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.01   Binding Effect of Business Combination Agreement.   Each of New Sponsor and the Sponsor Affiliate hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Closing, (b) such date and time as the Business Combination Agreement is terminated in accordance with Section 7.1 thereof, and (c) the liquidation of the SPAC (the “Expiration Time”), the New Sponsor and Sponsor Affiliate shall be bound by and comply with Section 5.5 (Confidentiality), Section 5.7 (Trust Account), Section 5.8 (Exclusivity), Section 5.13 (Public Announcements; Other Disclosure), and Section 5.20 (Financing Cooperation) of the Business Combination Agreement (and any relevant definitions contained in such Section) as if (i) such person was an original signatory to the Business Combination Agreement with respect to such provision and (ii) each reference to SPAC contained in such provisions also referred to such person.
Section 1.02   No Transfer.   From the date hereof until the Expiration Time, no Sponsor shall, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly (other than pursuant to the Non-Redemption Agreements and any non-redemption agreements that may be entered into by SPAC and such Sponsor in connection with the Business Combination), file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities, (ii) deposit any Subject Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii), (clauses (i), (ii) and (iii), collectively, a “Transfer”), except, in each case, for any Transfers of Subject Securities (a) to SPAC’s directors or officers, any affiliates or family members of the SPAC’s directors or officers, the Sponsors, any members of the Sponsors or any affiliates of the Sponsors; (b) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; (f) by private sales or transfers made in connection with the consummation of the Business Combination at prices no greater than the price at which the securities were originally purchased; (g) in the event of SPAC’s liquidation prior to SPAC’s completion of an initial business combination; (h) by virtue of the laws of the Cayman Islands or such Sponsor’s limited liability company agreement, as amended, upon termination of such Sponsor; and (i) in the event of SPAC’s completion of a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of SPAC’s shareholders having the right to exchange their SPAC Shares for cash, securities or other property subsequent to the completion of the Business Combination (a “Permitted Transfer”); provided, however, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of such Sponsor under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 1.02 shall not relieve such Sponsor of its obligations under this Agreement. Any Transfer in violation of this Section 1.02 with respect to the Subject Securities of any Sponsor shall be void ab initio and of no force or effect.
Section 1.03   New Shares.   In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Securities are issued to any Sponsor after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Securities or otherwise, (b) any Sponsor purchases or otherwise acquires beneficial ownership of any Subject Securities or (c) any Sponsor acquires the right to vote or share in the voting of any Subject Securities (collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Sponsor as of the date hereof.
Section 1.04   Voting Agreements.   (a) From the date hereof until the Expiration Time, at any meeting of the holders of SPAC Shares, however called (or any adjournment or postponement thereof), or in any other circumstance in which the vote, consent or other approval of the holders of SPAC Shares is sought, each Sponsor shall (x) appear at each such meeting, in person or by proxy, or otherwise cause all of its SPAC Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its, his, or her SPAC Shares:
(i)   in favor of the Proposals;
(ii)   against any Alternative SPAC Transaction;
(iii)   against any business combination agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC;
(iv)   against any proposal, action or agreement that would (A) materially impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of SPAC under the Business Combination Agreement or (C) result in any of the conditions set forth in Article VI of the Business Combination Agreement not being fulfilled.
(b)   From the date hereof until the Expiration Time, each Sponsor hereby unconditionally and irrevocably agrees that such Sponsor, as applicable, shall:
(i)   not commit or agree to take any action inconsistent with the foregoing covenants set forth in Section 1.04(a); and

(ii)   not redeem any SPAC Shares owned by such Sponsor in connection with the exercise of SPAC Shareholder Redemption Rights.
The Sponsors shall not commit or agree to take any action inconsistent with the foregoing. The obligations under this Section 1.04 shall apply whether or not the SPAC Board or other governing body or any committee or subgroup thereof recommends any of the Proposals and regardless of any SPAC Change in Recommendation.
Section 1.05   Waiver of Conversion Ratio Adjustment.
(a)   As of and conditioned upon the Closing, the Sponsor Affiliate hereby irrevocably relinquishes and waives any and all rights that the Sponsor Affiliate has or will have under Section 37.2 of Current Charter to receive any Excess Shares upon conversion of the Class B Ordinary Share held by him in connection with the Closing.
(b)   The Sponsor Affiliate hereby acknowledges and agrees that, to the extent the Sponsor Affiliate receives any Excess Shares as a result of any conversion of Class B Ordinary Shares, the Sponsor Affiliate shall surrender such shares, including any certificates thereof, to SPAC for cancellation, and no consideration shall be payable to the Sponsor Affiliate in connection therewith.
(c)   The Sponsor Affiliate hereby acknowledges and agrees that, on the day immediately prior to the Closing Date, prior to the SPAC Merger Effective Time and subject to Section 1.05(a), the Sponsor Affiliate shall elect to convert each Class B Ordinary Share that is issued and outstanding as of such time in accordance with the Conversion Rights Provision into one Class A Ordinary Share, and the Sponsor Affiliate agrees that as a result of such conversion, the sole outstanding Class B Ordinary Share shall collectively convert on a one-for-one basis into one Class A Ordinary Share (subject to ordinary equitable adjustments on account of any share split, reverse share split or similar equity restructuring transaction).
Section 1.06   Consent to Disclosure.   Each Sponsor hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Company or SPAC to any Governmental Entity or to securityholders of SPAC) of the identity of such Sponsor and beneficial ownership of Subject Securities and the nature of such Sponsor’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company or SPAC, a copy of this Agreement. Each Sponsor will promptly provide any information reasonably requested by the SPAC, Holdco or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC).
Section 1.07   Dissenters’ Rights.   Each Sponsor hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent, right to demand payment or right of appraisal or any similar provision under applicable Law (including pursuant to the CACI) in connection with the SPAC Merger, the Business Combination Agreement and the other transactions as contemplated by the Business Combination Agreement; provided, however, that such Sponsor shall not be prohibited from exercising or attempting to exercise any of the foregoing in the event of fraud or material misrepresentation pertaining to this Agreement or any Ancillary Agreement to which such Sponsor is a party on the part of either the SPAC or the Company that results or would reasonably be expected to result in a material harm to such Sponsor.
Section 1.08   No Challenges.   Each Company Shareholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the SPAC, Holdco, the Merger Subs, the Company or any of their respective successors or officers or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the SPAC Merger, the Business Combination, the Business Combination Agreement or any of the Ancillary Agreements or the consideration and approval thereof by the SPAC Shareholders or the SPAC Board, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Business Combination Agreement.
Section 1.09   Closing Date Deliverables.   On the Closing Date, each Sponsor shall deliver to Holdco a duly executed copy of the Lock-Up Agreement in substantially the form attached as Exhibit E to the Business Combination Agreement.

Section 1.10   Share Forfeiture.   The Sponsors acknowledge and agree that, (i) the agreement by the Sponsor Affiliate to forfeit the Forfeited Shares pursuant to the terms of the Non-Redemption Agreements constitutes a forfeiture in connection with SPAC’s initial Business Combination, as contemplated by the Purchase Agreement and, accordingly, Previous Sponsor is required to forfeit its pro rata portion of the Forfeited Shares, (ii) the number of SPAC Shares to be forfeited by the Sponsor Affiliate and the Previous Sponsor is set forth in Exhibit A, (iii) at the Closing, the Sponsors shall cause all right, title and interest in and to such Forfeited Shares to be transferred to SPAC without consideration, and (iv) from and after the Closing, the Sponsors shall not have any rights with respect to such Forfeited Shares. SPAC is authorized to deliver any notices required to be delivered to its transfer agent and take such further actions in order to accept, terminate and/or cancel any Forfeited Shares that have been forfeited as provided in this Section 1.10.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Each Sponsor represents and warrants as of the date hereof to SPAC, Holdco, and the Company (solely with respect to such Sponsor and not with respect to any other Sponsor) as follows:
Section 2.01   Organization; Due Authorization.   If such Sponsor is not a natural person, such Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Sponsor.
Section 2.02   Ownership.   Such Sponsor is the record and/or beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Securities listed across from such Sponsor’s name on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) SPAC’s Organizational Documents, (iii) the Business Combination Agreement, (iv) a letter agreement, dated June 22, 2021, by and among SPAC, its officers and directors and the Previous Sponsor (the “Letter Agreement”) and joinder, dated November 22, 2023, between SPAC and Harry L. You, to the Letter Agreement or (v) any applicable securities Laws. The Subject Securities are the only equity securities in SPAC owned of record or beneficially by such Sponsor on the date of this Agreement, and none of the Subject Securities held by such Sponsor are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities. Such Sponsor has full voting power with respect to the Subject Securities held by such Sponsor. Other than the Subject Securities held by such Sponsor, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for equity securities of SPAC.
Section 2.03   No Conflicts.   The execution and delivery of this Agreement by such Sponsor does not, and the performance by such Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Sponsor, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such Sponsor or such Sponsor’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its obligations under this Agreement or (iii) conflict with or violate any Law.
Section 2.04   Litigation.   Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect: (a) there are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, seeking to prevent the Business Combination; and (b) there are no Orders pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor or to which the Sponsor is otherwise a party, in each case relating to this Agreement, the Business Combination Agreement or the Business Combination.
Section 2.05   Brokerage Fees.   No broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the Business Combination based upon arrangements made by such Sponsor, for which Holdco or any of its Affiliates may become liable.
Section 2.06   Acknowledgment.   Such Sponsor understands and acknowledges that each of SPAC, Holdco and the Company is entering into the Business Combination Agreement in reliance upon such Sponsor’s execution and delivery of this Agreement.
Section 2.07   Adequate Information.   Such Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon the Company and based on such information as the Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Sponsor acknowledges that the Company has not made and does not make any representation or warranty to the Sponsor, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Sponsor acknowledges that the agreements contained herein with respect to the Subject Securities held by the Sponsor are irrevocable.
ARTICLE III
MISCELLANEOUS
Section 3.01   Termination.
(a) This Agreement and all of its provisions (other than those provisions which expressly survive the Closing, as set forth in this Article III) shall terminate and be of no further force or effect upon the earliest of (i) the Expiration Time, and (ii) the written agreement of the Sponsors, SPAC, and the Company.
(b)   Upon any termination of this Agreement in the entirety, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination.
(c)   Notwithstanding anything to the foregoing, this Article in shall survive the termination of this Agreement.
Section 3.02   Governing Law.   The Law of the Commonwealth of Massachusetts shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the Commonwealth of Massachusetts.
Section 3.03   Consent to Jurisdiction and Service of Process; Waiver of Jury Trial(a)   .
(a)   Each party hereto submits to the exclusive jurisdiction of first, the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts or if such court declines jurisdiction, then to any court of the Commonwealth of Massachusetts or the Federal District Court for the District of Massachusetts, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 3.03, however, shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. Each party hereto agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
(b)   WAIVER OF TRIAL BY JURY.   EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.
Section 3.04   Assignment.   This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto. Any purported assignment or delegation not permitted under this Section 3.04 shall be null and void.
Section 3.05   Specific Performance.   The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Business Litigation Session of the Superior Court or any other state or federal court within the Commonwealth of Massachusetts, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
Section 3.06   Amendment, Waiver.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.
Section 3.07   Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.
Section 3.08   Notices.   All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email prior to 6:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 3.08, notices, demands and other communications to the parties hereto shall be sent to the addresses indicated below:
If to SPAC:
Coliseum Acquisition Corp.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144
Attention: Charles Wert; Oanh Truong
Email: chuck@fidures.com; oanh@ysquaredinvestors.com
with a copy to (which will not constitute notice):
White & Case LLP
1221 Avenue of the Americas
New York NY 10020
Attention: Joel Rubinstein
E-mail: joel.rubinstein@whitecase.com
If to the Company or Holdco:
Rain Enhancement Technologies, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attention: Paul Dacier
E-mail: paul@rainwatertech.com
with a copy to (which shall not constitute notice):
TCF Law Group, PLLC
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attention: Stephen J. Doyle
Email: sdoyle@tcflaw.com
If to a Sponsor:
To such Sponsor’s address set forth in Schedule I
with a copy to (which will not constitute notice):
White & Case LLP
1221 Avenue of the Americas
New York NY 10020
Attention: Joel Rubinstein
E-mail: joel.rubinstein@whitecase.com
Section 3.09   Capacity.   Each Sponsor is signing this Agreement solely in such Sponsor’s capacity as a holder of Subject Securities, and not in such Sponsor’s capacity as a director, officer or employee of SPAC or in such Sponsor’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of SPAC in the exercise of his or her fiduciary duties as a director or officer of SPAC or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of SPAC or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary, provided that nothing contained in this Section 3.09 shall obviate any of such Sponsor’s obligations under Article I of this Agreement.
Section 3.10   Counterparts.   This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.11   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the Sponsors, SPAC, Holdco and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.
SPONSORS:
COLISEUM ACQUISITION SPONSOR LLC
By:	/s/ Andrew Fishkoff
Name:	Andrew Fishkoff
Title:	Chief Operating Officer and General Counsel
BERTO LLC
By:	/s/ Harry You
Name:	Harry You
Title:	Member
/s/ Harry You
Harry You
SPAC:
COLISEUM ACQUISITION CORP.
By:	/s/ Charles Wert
Name:	Charles Wert
Title:	Chief Executive Officer
HOLDCO:
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	President
COMPANY:
RAIN ENHANCEMENT TECHNOLOGIES, INC.
By:	/s/ Paul T. Dacier
Name:	Paul T. Dacier
Title:	President

ANNEX C
COMPANY SUPPORT AGREEMENT
This Company Support Agreement (this “Agreement”) is dated as of June 25, 2024, by and among Coliseum Acquisition Corp., a Cayman Islands exempted company (“SPAC”), the persons set forth on Schedule I hereto (each, a “Company Shareholder” and, collectively, the “Company Shareholders”), Rain Enhancement Technologies, Inc., a Delaware corporation (the “Company”), and Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, the Company Shareholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of an aggregate of 20,000 Company Shares as are indicated opposite each of their names on Schedule I attached hereto (all such Company Shares, together with any Company Shares of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Shareholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Subject Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company, Holdco, Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”), and SPAC, have entered into a Business Combination Agreement (as may be amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things, on the day immediately prior to the Closing Date, SPAC will merge with and into Merger Sub 1, with Merger Sub 1 as the surviving entity of such merger, and on the Closing Date, following such merger and as a part of the same overall transaction, Merger Sub 2 will merge with and into the Company as the surviving entity (the “Business Combination”);
WHEREAS, as an inducement to SPAC and the Company to enter into the Business Combination Agreement and to consummate the Business Combination, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing, in order to induce the Company and SPAC to enter into the Business Combination Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS
Section 1.01   Binding Effect of Business Combination Agreement.   Each Company Shareholder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Closing, (b) such date and time as the Business Combination Agreement is terminated in accordance with Section 7.1 thereof, and (c) the liquidation of the SPAC (the “Expiration Time”), each Company Shareholder shall be bound by and comply with Section 5.5 (Confidentiality), Section 5.8 (Exclusivity), Section 5.13 (Public Announcements; Other Disclosure), and Section 5.20 (Financing Cooperation) of the Business Combination Agreement (and any relevant definitions contained in such Section) as if such Company Shareholder was an original signatory to the Business Combination Agreement with respect to such provision.

Section 1.02   No Transfer.   From the date hereof until the Expiration Time, no Company Shareholder shall, without the prior written consent of SPAC, (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law) hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii), (clauses (i), (ii) and (iii), collectively, a “Transfer”), except, in each case, for any Transfers of Subject Shares (a) to the Company’s directors or officers, any affiliates or family members of the Company’s directors or officers, such Company Shareholder, any members of such Company Shareholder or any affiliates of the such Company Shareholder; (b) in the case of an individual, by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust; and (f) by virtue of such Company Shareholder’s limited liability company agreement, as amended, upon termination of such Company Shareholder (a “Permitted Transfer”); provided, however, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to SPAC, to assume all of the obligations of such Company Shareholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 1.02 shall not relieve such Company Shareholder of its obligations under this Agreement. Any Transfer in violation of this Section 1.02 with respect to the Subject Shares of any Company Shareholder shall be void ab initio and of no force or effect.
Section 1.03   New Shares.   In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to any Company Shareholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) any Company Shareholder purchases or otherwise acquires beneficial ownership of any Subject Shares or (c) any Company Shareholder acquires the right to vote or share in the voting of any Subject Shares (collectively the “New Securities”), then such New Securities acquired or purchased by such Company Shareholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Shareholder as of the date hereof.
Section 1.04   Voting Agreements.   (a) From the date hereof until the Expiration Time, at any meeting of the shareholders of the Company, however called (or any adjournment or postponement thereof), or in any other circumstance in which the vote, consent or other approval of the holders of Company shares is sought, each Company Shareholder shall (x) appear at such meeting, in person or by proxy, or otherwise cause all of its Company Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its, his, or her voting shares of the Company:
(i)   The approval and adoption of the Business Combination Agreement, each Ancillary Agreement to which the Company is or will be a party, and the transactions contemplated thereby (including the Mergers);
(ii)   against any Alternative Transaction;
(iii)   against any business combination agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company;
(iv)   against any proposal, action or agreement that would (A) materially impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Business

Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement or (C) result in any of the conditions set forth in Article VI of the Business Combination Agreement not being fulfilled.
(b)   From the date hereof until the Expiration Time, each Company Shareholder hereby unconditionally and irrevocably agrees that such Company Shareholder, as applicable, shall not commit or agree to take any action inconsistent with the foregoing covenants set forth in Section 1.04(a).
The Company Shareholders shall not commit or agree to take any action inconsistent with the foregoing. The obligation under this Section 1.04 shall apply whether or not the Company Board or other governing body or any committee or subgroup thereof makes the Company Board Recommendation.
Section 1.05   Consent to Disclosure.   Each Company Shareholder hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Company or SPAC to any Governmental Entity or to securityholders of SPAC) of the identity of such Sponsor or such Insider, as applicable, and beneficial ownership of Subject Shares and the nature of such equityholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company or SPAC, a copy of this Agreement. Each Company Shareholder will promptly provide any information reasonably requested by the SPAC, Holdco or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC).
Section 1.06   Dissenters’ Rights.   Each Company Shareholder hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent, right to demand payment or right of appraisal or any similar provision under applicable Law (including pursuant to the MBCA) in connection with the Company Merger, the Business Combination Agreement and the other transactions as contemplated by the Business Combination Agreement; provided, however, that such Company Shareholder shall not be prohibited from exercising or attempting to exercise any of the foregoing in the event of fraud or material misrepresentation pertaining to this Agreement or any Ancillary Agreement to which such Company Shareholder is a party on the part of either the SPAC or the Company that results or would reasonably be expected to result in a material harm to such Company Shareholder.
Section 1.07   No Challenges.   Each Company Shareholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the SPAC, Holdco, the Merger Subs, the Company or any of their respective successors or officers or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the Company Merger, the Business Combination, the Business Combination Agreement or any of the Ancillary Agreements or the consideration and approval thereof by the SPAC Shareholders or the SPAC Board, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Business Combination Agreement.
Section 1.08   Closing Date Deliverables.   On the Closing Date, each Company Shareholder shall deliver to Holdco a duly executed copy of the Lock-Up Agreement in substantially the form attached as Exhibit E to the Business Combination Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Each Company Shareholder represents and warrants as of the date hereof (or the date such Company Shareholder becomes a party hereto) to SPAC and the Company (solely with respect to such Company Shareholder and not with respect to any other Company Shareholder) as follows:
Section 2.01   Organization; Due Authorization.   If such Company Shareholder is not a natural person, such Company Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Shareholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Shareholder. If such Company Shareholder is an individual, such Company Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Shareholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Shareholder, enforceable against such Company Shareholder in accordance with the terms hereof. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Company Shareholder.
Section 2.02   Ownership.   Such Company Shareholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Shares listed across from such Company Shareholder’s name on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Organizational Documents, (iii) the Business Combination Agreement or (iv) any applicable securities Laws. The Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Shareholder on the date of this Agreement, and none of the Subject Shares held by such Company Shareholder are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities. Such Company Shareholder has full voting power with respect to the Subject Shares held by such Company Shareholder. Other than the Subject Shares held by such Company Shareholder, such Company Shareholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for equity securities of the Company.
Section 2.03   No Conflicts.   The execution and delivery of this Agreement by such Company Shareholder does not, and the performance by such Company Shareholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Company Shareholder, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such Company Shareholder or such Company Shareholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Shareholder of its obligations under this Agreement or (iii) conflict with or violate any Law.
Section 2.04   Litigation.   Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) there are no Actions pending against such Company Shareholder, or to the knowledge of such Company Shareholder threatened against such Company Shareholder, seeking to prevent the Business Combination; and (b) there are no Orders pending against such Company Shareholder, or to the knowledge of such Company Shareholder threatened against such Company Shareholder or to which the Company Shareholder is otherwise a party, in each case relating to this Agreement, the Business Combination Agreement or the Business Combination.
Section 2.05   Brokerage Fees.   No broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the Business Combination based upon arrangements made by such Company Shareholder, for which Holdco or any of its Affiliates may become liable.
Section 2.06   Acknowledgment.   Such Company Shareholder understands and acknowledges that each of SPAC and the Company is entering into the Business Combination Agreement in reliance upon such Company Shareholder’s execution and delivery of this Agreement.
Section 2.07   Adequate Information.   Such Company Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC and based on such information as the Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such

Company Shareholder acknowledges that SPAC has not made and does not make any representation or warranty to such Company Shareholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Shareholder are irrevocable.
ARTICLE III
MISCELLANEOUS
Section 3.01   Termination.
(a)   This Agreement and all of its provisions (other than those provisions which expressly survive the Closing, as set forth in this Article III) shall terminate and be of no further force or effect upon the earliest of (i) the Expiration Time, and (ii) the written agreement of the Company Shareholders, SPAC, and the Company.
(b)   Upon any termination of this Agreement in the entirety, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination.
(c)   Notwithstanding anything to the foregoing, this Article in shall survive the termination of this Agreement.
Section 3.02   Governing Law.   The Law of the Commonwealth of Massachusetts shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the Commonwealth of Massachusetts.
Section 3.03   Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.   (a) Each party hereto submits to the exclusive jurisdiction of first, the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts or if such court declines jurisdiction, then to any court of the Commonwealth of Massachusetts or the Federal District Court for the District of Massachusetts, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 3.03, however, shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. Each party hereto agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
(b)   WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.
Section 3.04   Assignment.   This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto. Any purported assignment or delegation not permitted under this Section 3.04 shall be null and void.
Section 3.05   Specific Performance.   The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Business Litigation Session of the Superior Court or any other state or federal court within the Commonwealth of Massachusetts, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
Section 3.06   Amendment, Waiver.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.
Section 3.07   Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.
Section 3.08   Notices.   All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email prior to 6:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 3.08, notices, demands and other communications to the parties hereto shall be sent to the addresses indicated below:
If to SPAC:
Coliseum Acquisition Corp.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144
Attention: Charles Wert; Oanh Truong
Email: chuck@fidures.com; oanh@ysquaredinvestors.com
with a copy to (which will not constitute notice):
White & Case LLP
1221 Avenue of the Americas
New York NY 10020
Attention: Joel Rubinstein
E-mail: joel.rubinstein@whitecase.com

If to the Company or Holdco:
Rain Enhancement Technologies, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attention: Paul Dacier
E-mail: paul@rainwatertech.com
with a copy to (which shall not constitute notice):
TCF Law Group, PLLC
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attention: Stephen J. Doyle
Email: sdoyle@tcflaw.com
If to a Company Shareholder:
To such Coliseum Holder’s address set forth in Schedule I
with a copy to (which will not constitute notice):
TCF Law Group, PLLC
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attention: Stephen J. Doyle
Email: sdoyle@tcflaw.com
Section 3.09   Capacity.   Each Company Shareholder is signing this Agreement solely in such Company Shareholder’s capacity as a holder of Subject Shares, and not in such Company Shareholder’s capacity as a director, officer or employee of the Company or in such Company Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary, provided that nothing contained in this Section 3.09 shall obviate any of such Company Shareholder’s obligations under Article I of this Agreement.
Section 3.10   Counterparts.   This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.11   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the Company Shareholders, SPAC, Holdco and the Company have each caused this Company Support Agreement to be duly executed as of the date first written above.
COMPANY SHAREHOLDERS:
RAINWATER, LLC
By:	/s/ Paul Dacier
Name: Title:	Paul Dacier Member
RHY 2021 IRREVOCABLE TRUST
By:	/s/ Harry L. You
Name: Title:	Harry L. You Trustee
ISALEA INVESTMENTS LP
By:	/s/ Niccolo de Masi
Name: Title:	Niccolo de Masi General Partner
SPAC:
COLISEUM ACQUISITION CORP.
By:	/s/ Charles Wert
Name:	Charles Wert
Title:	Chief Executive Officer

HOLDCO:
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:	/s/ Paul T. Dacier
Name: Title:	Paul T. Dacier President
COMPANY:
RAIN ENHANCEMENT TECHNOLOGIES, INC.
By:	/s/ Paul T. Dacier
Name: Title:	Paul T. Dacier President

ANNEX D
REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this “Agreement”), dated as of [•], 2024, is made and entered into by and among Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (the “Company”), Coliseum Acquisition Sponsor LLC, a Delaware limited liability company (the “Previous Sponsor”), Berto LLC, a Delaware limited liability company (the “New Sponsor” and, together with the Previous Sponsor, the “SPAC Sponsors”), the executive officers and directors of SPAC as of immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (as defined below) (such executive officers and directors, together with the SPAC Sponsors, the “Sponsor Parties”), certain shareholders of the Company set forth on Schedule 1 hereto, and the executive officers and directors of the Company as of immediately following the consummation of the transactions contemplated by the Business Combination Agreement (such Company shareholders and executive officers and directors, collectively, the “Company Holders”) (each such Sponsor Party or Company Holder and any other Person (as defined below) who hereafter becomes a party to this Agreement, each a “Holder”, and, collectively, the “Holders”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of June 25, 2024 (the “Business Combination Agreement”), by and among the Company, Rain Enhancement Technologies, Inc., a Massachusetts corporation (“Rainwater”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub 1”), Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company (“Merger Sub 2”), and Coliseum Acquisition Corp., a Cayman Islands exempted company (“SPAC”), pursuant to which, among other things, SPAC merged with and into Merger Sub 1, with Merger Sub 1 surviving such merger, and Merger Sub 2 merged with and into Rainwater, with Rainwater surviving such merger (together, the “Business Combination”);
WHEREAS, SPAC, the Sponsor Affiliate, and certain Holders are parties to those certain Non-Redemption Agreements, pursuant to which such Holders agreed not to redeem SPAC Public Shares held by them in connection with an amendment to the SPAC Organizational Documents and, as consideration therefor, such Holders received shares of SPAC immediately prior to the Business Combination;
WHEREAS, as a result of the Business Combination, the Holders were issued securities of the Company, all on the terms and conditions set forth in the Business Combination Agreement;
WHEREAS, the Sponsor Parties and SPAC are parties to that certain Registration Rights Agreement, dated as of June 22, 2021 (the “Prior Agreement”);
WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the parties to the Prior Agreement desire to terminate the Prior Agreement and all rights and obligations created pursuant thereto will be terminated;
WHEREAS, in connection with the Business Combination, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS
1.1   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Additional Holder Class A Common Stock” shall have the meaning given in Section 5.12.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which, in the good faith judgment of the Chief Executive Officer, the President, such other principal executive officer, the Chief Financial Officer, or the principal financial officer of the Company, after consultation with outside counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (b) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement or Prospectus, as the case may be, and (c) the Company has (x) a bona fide business purpose for not making such information public or (y) determined the premature disclosure of such information would materially adversely affect the Company.
“Agreement” shall have the meaning given in the Preamble.
“Board” shall mean the board of directors of the Company.
“Block Trade” shall have the meaning given in subsection 2.6.1.
“Business Combination Agreement” shall have the meaning given in the Recitals hereto.
“Claims” shall have the meaning given in subsection 4.1.1.
“Closing Date” shall mean the date of this Agreement.
“Commission” shall mean the Securities and Exchange Commission.
“Company” shall have the meaning given in the Preamble.
“Company Class A Common Stock” shall mean the Class A common stock, par value $0.001 per share, of the Company.
“Company Class B Common Stock” shall mean the Class B common stock, par value $0.001 per share, of the Company.
“Company Common Stock” shall mean, collectively, the Company Class A Common Stock and the Company Class B Common Stock.
“Demanding Holders” shall mean the applicable Holders having the right to make, and actually making, a written demand for an Underwritten Offering of Registrable Securities pursuant to subsection 2.1.5.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.
“Form S-3 Shelf” shall have the meaning given in subsection 2.1.2.
“Holders” shall have the meaning given in the Preamble hereto.
“Lock-Up Period” shall have the meaning ascribed to such term in the Lock-Up Agreement, dated [•], 2024 by and among the Company and the Holders party thereto.
“Maximum Number of Securities” shall have the meaning given in subsection 2.1.6.
“Minimum Amount” shall have the meaning given in subsection 2.1.5.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.
“Non-Redemption Agreements” shall mean those certain Non-Redemption Agreements dated as of November 22, 2023, by and among the SPAC, the Sponsor Affiliate, and certain shareholders of the SPAC.
“Other Coordinated Offering” shall have the meaning given in subsection 2.6.1.
“Permitted Transferees” shall mean a Person to whom the Holders party to the Lock-Up Agreement are permitted to transfer Registrable Securities prior to the expiration of the Lock-Up Period with respect to the Registrable Securities owned by such Holder pursuant to the terms of the Lock-Up Agreement.
“Person” shall mean any individual, corporation, partnership, limited liability company, association, joint venture, an association, a joint stock company, trust, unincorporated organization, governmental or political subdivision or agency, or any other entity of whatever nature.
“Piggyback Registration” shall have the meaning given in subsection 2.2.1.
“Prior Agreement” shall have the meaning given in the Recitals hereto.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any shares of Company Class A Common Stock and Warrants held by a Holder as of the Closing Date(including the Company Class A Common Stock issued or issuable upon the exercise of the Warrants, conversion of the Company Class B Common Stock, or the exercise or conversion of any other equity security issued to a Holder pursuant to the terms of the Business Combination Agreement), (b) any shares of Company Class A Common Stock acquired by a Holder following the Closing Date to the extent that such shares are (i) ”restricted securities” (as defined in Rule 144), (ii) held by an “affiliate” (as defined in Rule 144) of the Company, or (iii) otherwise cannot be sold pursuant to Rule 144 or any successor rule promulgated under the Securities Act with no volume or other restrictions or limitations as to the manner or timing of sale, (c) any Additional Holder Class A Common Stock, and (d) any other equity security of the Company issued or issuable with respect to the securities referred to in the foregoing clauses (a) through (c) by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (ii) (x) such securities shall have been otherwise transferred, (y) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company to the Holder and (z) subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold, transferred, disposed of or exchanged without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations as to the manner or timing of sale); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Class A Common Stock or Warrants are then listed;
(b)   fees and expenses of compliance with securities or blue-sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(c)   printing, messenger, telephone, delivery and road show or other marketing expenses;
(d)   reasonable and documented fees and disbursements of counsel for the Company;
(e)   reasonable and documented fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;
(f)   reasonable and documented fees and expenses of one (1) legal counsel selected by the Company to render any local counsel opinions in connection with the applicable Registration; and
(g)   reasonable and documented fees and expenses of one (1) legal counsel (not to exceed $25,000 in the aggregate for each Registration without the prior written approval of the Company) selected by (i) the majority-in-interest of the Demanding Holders initiating an Underwritten Offering, or (ii) the majority-in-interest of participating Holders under Section 2.3 if the Registration was initiated by the Company for its own account or that of a Company shareholder other than pursuant to rights under this Agreement, in each case to be registered for offer and sale in the applicable Registration.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.
“Shelf” shall mean a Form S-1 Shelf or Form S-3 Shelf.
“SPAC” shall have the meaning given in the Preamble.
“SPAC Class A Ordinary Share” means a Class A ordinary share, par value $0.001 per share, of the SPAC.
“SPAC Organizational Documents” means SPAC’s Amended and Restated Memorandum and Articles of Association, as amended and as may be further amended from time to time in accordance with its terms.
“SPAC Public Shares” means the SPAC Class A Ordinary Shares initially included in the SPAC Units sold by the SPAC in the SPACs initial public offering.
“SPAC Sponsors” shall have the meaning given in the Recitals.
“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Transfer Agent” shall have the meaning given in Section 3.6.
“Sponsor Parties” shall have the meaning given in the Preamble.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Demand Notice” shall have the meaning given in subsection 2.1.5.
“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Warrant Agreement” shall mean that certain Warrant Agreement, dated as of June 22, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, as warrant agent, as assumed by the Company in connection with the Business Combination.
“Warrants” shall mean the warrants of the Company, each exercisable for one share of Company Class A Common Stock at an initial exercise price of $11.50 per share, which were assumed by the Company in the Business Combination and are governed by the terms of the Warrant Agreement.
ARTICLE II
REGISTRATIONS
2.1    Shelf Registration.
2.1.1   Filing.    The Company shall (i) file a Registration Statement under the Securities Act within thirty (30) days after the Closing Date to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and (ii) use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and in any event within ninety (90) days after the Closing Date; provided, that the Company shall have the Registration Statement declared effective within five (5) Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission staff that the Registration Statement will not be reviewed or will not be subject to further review by the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective and available (including to add Registrable Securities held by a Holder or to add as selling stockholders any Permitted Transferees) for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.
2.1.2   Conversion to Form S-3.   The Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf filed pursuant to subsection 2.1.1 to a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) as promptly as practicable after the Company is eligible to use a Form S-3 Shelf and have the Form S-3 Shelf declared effective as promptly as practicable and to cause such Form S-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.
2.1.3   Subsequent Shelf.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its reasonable best efforts to, as promptly as practicable, cause such Shelf to again become effective under the Securities Act and shall use its reasonable best efforts to, as promptly as practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of the Shelf or file an additional Registration Statement as a shelf registration to register the resale of all Registrable Securities (a “Subsequent Shelf”). If a Subsequent Shelf is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf shall be on another appropriate form. The Company’s obligation under this subsection 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.4   Additional Registrable Securities; Additional Holders.   At any time and from time to time that a Shelf or Subsequent Shelf is effective, if a Holder requests (i) the registration under the Securities Act of additional Registrable Securities pursuant to such Shelf or Subsequent Shelf or (ii) that such Holder or any of its Affiliates be added as a selling stockholder in such Shelf or Subsequent Shelf, the Company shall as promptly as practicable amend or supplement the Registration Statement to cover such additional Registrable Securities and/or Holder or Holder Affiliate.
2.1.5   Underwritten Demands.   At any time following the expiration of the Lock-Up Period, if applicable, any Holder (a “Demanding Holder”) may demand that the Company effect an Underwritten Offering of all or a portion of its Registrable Securities, whether through to a Prospectus filed pursuant to an existing Shelf or Subsequent Shelf or a newly filed Registration Statement; provided that the Company shall only be obligated to effect an Underwritten Offering for such Demanding Holder(s) if such Underwritten Offering shall (i) include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with gross offering proceeds reasonably expected to exceed, in the aggregate, $15 million or (ii) cover all of the remaining Registrable Securities held by the Demanding Holder, provided that the gross offering proceeds is reasonably expected to exceed $5 million in the aggregate (both of the thresholds described in (i) and (ii), the “Minimum Amount”). All such demands for an Underwritten Offering shall be made by giving written notice to the Company (the “Underwritten Demand Notice”). Each Underwritten Demand Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Underwritten Offering, as well as the intended method of distribution. The Company shall, within ten (10) days of the Company’s receipt of the Underwritten Demand Notice, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to such Demand Registration shall so notify the Company, in writing, within five (5) days after the receipt by such Holder of the notice from the Company and shall be deemed to be a “Demanding Holder” for all purposes of this Agreement. Subject to the provisions of subsection 2.3 and subsection 2.1.6, the Company shall include in such Underwritten Offering all Registrable Securities of such Demanding Holder(s) described in the Underwritten Demand Notice. The Company shall, together with all participating Holders of Registrable Securities of the Company proposing (and permitted) to distribute their securities through such Underwritten Offering, enter into an underwriting agreement in customary form for such Underwritten Offering with the managing Underwriter or Underwriters selected by the original Demanding Holder(s) (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Company shall not be obligated to effect more than an aggregate of three (3) Underwritten Offerings.
2.1.6   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters, in good faith, advises the Company and the Demanding Holders, in writing that, in its opinion, the dollar amount or number of Registrable Securities that the Demanding Holders desire to sell, taken together with all other Company Class A Common Stock or other equity securities that the Company desires to sell for its own account and the Company Class A Common Stock or other equity securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders pro rata based on the number of securities requested to be sold that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Company Class A Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Company Class A Common Stock or other equity securities of other Persons that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.
2.1.7   Withdrawal.   A majority in interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw its Registrable Securities included in an Underwritten Offering pursuant to subsection 2.1.5 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time up to one business (1) day prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering; provided, however, that upon withdrawal of an amount of Registrable Securities included by the Holders in such Underwritten Offering, in their capacity as Demanding Holders, resulting in the gross offering proceeds of such Underwritten Offering being reasonably expected to be less than the Minimum Amount, the Company shall cease all efforts to effect the Underwritten Offering; provided, further, that a Sponsor Party or a Company Holder may elect to have the Company continue an Underwritten Offering if the Minimum Amount would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by such Sponsor Party, Company Holder or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of subsection 2.1.5, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, each Demanding Holder reimburses the Company for a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if an Demanding Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by such Sponsor Party or such Company Holder, as applicable, for purposes of subsection 2.1.5. Following the receipt of any withdrawal notice, the Company shall promptly forward such withdrawal notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this subsection 2.1.7, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the immediately preceding sentence.
2.2   Piggyback Registration.
2.2.1   Piggyback Rights.   If the Company proposes to conduct a registered offering of, or to file a Registration Statement under the Securities Act with respect to, an offering of Company Class A Common Stock (including equity securities exercisable or exchangeable for, or convertible into, Company Class A Common Stock), for its own account or for the account of shareholders of the Company, other than a Registration Statement (or other registered offering with respect thereto) (a) filed in connection with any employee share option or other benefit plan, (b) on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto) or

Form S-8, or any successor forms, (c) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (d) for an offering of debt that is convertible into equity securities of the Company, (e) for a dividend reinvestment plan or similar plans, (f) filed pursuant to Section 2.1, (g) for a rights offering, (h) for an equity line of credit or an at-the-market offering of securities, or (i) for a block trade or other coordinated offering, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable (but not less than ten (10) days prior to the anticipated filing by the Company with the Commission of any Registration Statement with respect thereto or, in the case of any offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering), which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), the proposed date of filing of such Registration Statement with the Commission and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, in each case to the extent then known, (B) describe such Holders’ rights under this Section 2.2 and (C) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”); provided, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within two (2) business days after delivery of any such notice by the Company; provided further that if the Company has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of the Company Class A Common Stock in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), the Company shall not be required to offer such opportunity to such Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of subsection 2.2.2. Subject to the foregoing proviso and to subsection 2.2.2, the Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included In such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company shareholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company shareholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.2, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Registrable Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.2).
2.2.2   Reduction of Piggyback Registration.   If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Company Class A Common Stock or other equity securities that the Company desires to sell, taken together with (a) the Company Class A Common Stock or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (c) the Company Class A Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

2.2.2.1   if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Company Class A Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata based on the number of securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), and (b), the Company Class A Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and
2.2.2.2   if the Registration or registered offering is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Company Class A Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata based on the number of securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Company Class A Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Company Class A Common Stock or other equity securities of other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities;
2.2.2.3   if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1, then the Company shall include in any such Registration or registered offering the securities in the priority set forth in subsection 2.1.6.
2.2.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by subsection 2.1.7) shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration up to (a) in the case of a Piggyback Registration not involving an Underwritten Offering, one (1) day prior to the effective date of the applicable Registration Statement or (b), in the case of any Piggyback Registration involving an Underwritten Offering, one (1) business day prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. The Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.2.3.
2.2.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to an Underwritten Offering effected under subsection 2.1.5.
2.3   Restrictions on Registration Rights.   If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have demanded an Underwritten Offering and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board a Registration pursuant to the terms of this Agreement would be seriously detrimental to the Company and the Board concludes as a result that it is essential to delay the filing of the applicable Registration Statement at such time, the Company shall have the right, upon giving prompt written notice of such action to the affected Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose.
2.4   Lock-Up Period.   Notwithstanding anything to the contrary contained in this Agreement, no Registration shall be required to be effected and no Registration Statement shall be required to become effective, with respect to any Registrable Securities held by any Holder, until after the expiration of the Lock-Up Period with respect to such Registrable Securities.
2.5   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if reasonably requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Company Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Company Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
2.6   Block Trades; Other Coordinated Offerings.
2.6.1   Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, at any time and from time to time following the expiration of the Lock-up Period, if applicable, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” or an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $15 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.6.2   Prior to the filing of the applicable “red herring” Prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.6.2.

2.6.3   Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.6.4   The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
2.6.5   A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.6 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.6 shall not be counted as a demand for an Underwritten Offering pursuant to subsection 2.1.5 hereof.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:
3.1.1   prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders (provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”));
3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable

Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   use its reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;
3.1.8   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;
3.1.9   permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of any Registration Statement, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.10   use its reasonable best efforts to obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;
3.1.11   in connection with an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, use commercially reasonable efforts to obtain for the underwriter(s) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters;
3.1.12   in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.13   otherwise use its reasonable best efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), which requirement will be deemed satisfied if the Company timely files Forms 10-K, 10-Q and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;
3.1.14   with respect to an Underwritten Offering, if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50 million, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.15   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders consistent with the terms of this Agreement in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs, stock transfer taxes and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
3.3   Participation in Underwritten Offerings.   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”). Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated pursuant to the terms of this Agreement unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales or distribution arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of other Registrable Securities to be included in such Registration.
3.4   Suspension of Sales; Adverse Disclosure.   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement on not more than three (3) occasions for not more than sixty (60) consecutive calendar days on each occasion or not more than one hundred and twenty (120) total calendars days, in each case, during twelve (12)-month period, determined in good faith by the Board to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company. The Company shall promptly notify the Holders of the expiration of any period during which the Company exercised its rights under this Section 3.4. The Holders shall maintain the confidentiality of such notice and its contents.
3.5   Reporting Obligations of the Company.   As long as any Holder shall own Registrable Securities, the Company shall at all times while it shall be a reporting company under the Exchange Act, file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR that are publicly available shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
3.6   Restrictive Legend Removal.   Subject to receipt from the Holder by the Company and the Company’s transfer agent (the “Transfer Agent”) of such customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts to cause an opinion of the Company’s counsel to be provided, in a form reasonably acceptable to the Transfer Agent to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) have been sold or transferred pursuant to an effective Registration, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Registrable Securities. If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 3.6 and within three (3) trading days of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Registrable Securities. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company shall indemnify and hold harmless, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against all losses, claims, actions or proceedings (whether commenced or threatened), damages, liabilities and out-of-pocket expenses (including reasonable and documented outside attorneys’ fees)

(collectively, “Claims”), to which any such Holder or other Persons may become subject, insofar as such Claims arise out of or are based on (a) any untrue or alleged untrue statement of any material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made) or (b) any violation or alleged violation by the Company of the Securities Act, any state securities laws, or any rule or regulation thereunder applicable to the Company and relating to an action taken or inaction required of the Company in connection with the offering of Registrable Securities; except insofar as the Claim arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information or affidavit furnished in writing to the Company by such Holder expressly for use therein.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating pursuant to this Agreement, such Holder shall furnish (or cause to be furnished) to the Company an undertaking reasonably satisfactory to the Company, to indemnify the Company, its officers, directors, partners, managers, shareholders, members, employees and agents and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any Claims, to which any the Company or such other Persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in or incorporated by reference in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in (or is not contained in, in the case of an omission) any information furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any Person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4   The indemnification and contribution provided for under this Agreement (a) shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and (b) are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.
4.1.5   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and the indemnified party on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the aggregate liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. In connection with any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed by the Company, the relative fault of the indemnifying party or parties, on the one hand, and the indemnified party or parties, on the other hand, shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Rain Enhancement Technologies Holdco, Inc., 21 Pleasant Street, Suite 237, Newburyport, Massachusetts 01950, Attention: Christopher Riley, Chief Executive Officer, with a required copy to (which copy shall not constitute notice) to TCF Law Group, PLLC, 21 Pleasant Street, Suite 237, Newburyport, Massachusetts 01950, Attention: Stephen J. Doyle, and, if to any Holder, at such Holder’s address or email address as set forth on the signature pages hereto. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2   Prior to the expiration of the Lock-up Period with respect to the Registrable Securities owned by such Holder, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except to such Holder’s applicable Permitted Transferees.
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.
5.2.4   This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.
5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Severability.   If any portion of this Agreement shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Agreement, which shall continue in all respects to be valid and enforceable.
5.4   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” “delivery” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.
5.5   Governing Law; Venue; Waiver of Jury Trial.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Massachusetts. Any action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought first, in the Business Litigation Session of the Superior Court for Suffolk County, in the Commonwealth of Massachusetts or if such court declines jurisdiction, then in the federal courts of the United States of America located in the District of Massachusetts or the courts of the Commonwealth of Massachusetts, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such courts in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.5. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
5.6   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority-in-interest of the then outstanding number of Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified: provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of Harry You so long as Harry You and his Affiliates hold, in the aggregate, at least five percent (5%)

of the outstanding shares of Company Class A Common Stock. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. No waiver by a party hereto shall be effective unless made in a written instrument duly executed by the party against whom such waiver is sought to be enforced, and only to the extent set forth in such instrument.
5.7   Other Registration Rights.   Other than pursuant to the terms of the Warrant Agreement, the Non-Redemption Agreements, and any subscription agreement entered into by the Company and the investors party thereto in connection with a Closing Offering (as defined in the Business Combination Agreement), the Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.8   Prior Agreement.   The Sponsor Parties and SPAC, as parties to the Prior Agreement, hereby agree that the Prior Agreement is terminated as of the Closing Date and is replaced in its entirety by this Agreement.
5.9   Entire Agreement.   This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.
5.10   Term.   This Agreement shall terminate and be void and of no further force and effect on the earlier of (a) the fifth anniversary of the date of this Agreement and (b) with respect to any Holder, on the date on which such Holder ceases to hold Registrable Securities. The provisions of Article IV shall survive any termination.
5.11   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.
5.12   Additional Holders; Joinder.   In addition to Persons who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of Harry You and Paul Dacier (in each case, so long as such Company Holder and its Affiliates hold at least three percent of the outstanding Company Common Stock), the Company may make any Person who acquires Company Class A Common Stock or rights to acquire Company Class A Common Stock after the date hereof a party to this Agreement (each such Person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Company Class A Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Class A Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Class A Common Stock.
5.13   Further Assurances.   From time to time, at another party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:

Name:
Title:
[Signature Page to Registration Rights Agreement]

SPONSOR PARTIES:
COLISEUM ACQUISITION SPONSOR LLC
By:

Name:
Title:
Address:
BERTO LLC
By:

Name:
Title:
Address:

Harry You
Address:
COMPANY HOLDERS:

Paul Dacier
By:

Name:

EXHIBIT A
REGISTRATION RIGHTS AGREEMENT JOINDER
The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Registration Rights Agreement, dated as of [•], 2024 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.
By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Company Class A Common Stock and Warrants shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.
Accordingly, the undersigned has executed and delivered this Joinder as of the                   day of                  , 20      .

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
                 , 20
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:
Name:
Its:

ANNEX E
LOCK-UP AGREEMENT
This Lock-Up Agreement (this “Agreement”) is dated as of [•], 2024, by and among Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), the shareholders of Holdco listed on the signature pages hereto under the heading “Securityholders”, each officer and director of Holdco, the Company (as defined below) and SPAC (as defined below) and the other persons who enter into a joinder to this Agreement substantially in the form of Exhibit A hereto in order to become a “Securityholder” for purposes of this Agreement (collectively, the “Securityholders”, and each individually, a “Securityholder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, the Securityholders own equity interests in Holdco pursuant to the terms of the Business Combination Agreement (as defined below);
WHEREAS, on the date hereof, Holdco consummated the transactions contemplated by that certain Business Combination Agreement (the “Business Combination Agreement”) dated as of June 25, 2024, as amended on August 22, 2024, entered into by and among Holdco, Rain Enhancement Technologies, Inc., a Massachusetts corporation (the “Company”), Coliseum Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), and Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and wholly-owned subsidiary of Coliseum (“Merger Sub 2”), pursuant to which, among other things, on the day immediately prior to the Closing Date, SPAC merged with and into the Merger Sub 1, with Merger Sub 1 surviving such merger, and on the Closing Date, following such merger and as a part of the same overall transaction, Merger Sub 2 merged with and into the Company, with the Company surviving such merger (the “Business Combination”); and
WHEREAS, in connection with the Business Combination, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of certain equity interests in Holdco acquired pursuant to the terms of the Business Combination Agreement.
NOW, THEREFORE, the parties agree as follows:
1.   Subject to the exceptions set forth in Section 3, each Securityholder shall not, without the prior written consent of the board of directors of the Company, (a) Transfer any Lock-up Shares until the end of the Shares Lock-up Period and (b) Transfer any Lock-up Warrants until the end of the Warrants Lock-up Period.
2.   As used herein:
(a)   the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Lock-up Securities, (ii) deposit any Lock-up Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Securities, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii);
(b)   the term “Lock-up Shares” means any shares of Holdco Class A common stock, par value $0.0001 per share, or Holdco Class B common stock, par value $0.0001 per share (the “Common Stock”), held by a Securityholder immediately after the Closing, and any shares of Common Stock issuable upon the settlement or exercise of options, warrants, restricted stock units, equity awards, or any other securities convertible into or exercisable or exchangeable for Common Stock held by a Securityholder immediately after the Closing, other than the shares of Common Stock underlying the Lock-up Warrants; provided that the term “Lock-up Shares” will not apply to such number of shares of Common Stock held by the Previous Sponsor immediately following the SPAC Merger Effective Time as reasonably determined by the SPAC is necessary to meet the initial listing requirements of Nasdaq;
(c)   the term “Lock-up Warrants” means the SPAC Private Placement Warrants assumed by Holdco pursuant to the Warrant Assumption Agreement at the SPAC Merger Effective Time, and any shares of Common Stock received upon exercise of such warrants;
(d)   the term “Lock-up Securities” means the Lock-up Shares and Lock-up Warrants;
(e)   the term “Shares Lock-up Period” means the period beginning on the Closing Date and ending on the earlier of (x) two (2) years after the Closing Date and (y) the date on which Holdco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; and
(f)   the term “Warrants Lock-up Period” means the period beginning on the Closing Date and ending on the earlier of (x) 30 days after the Closing Date and (y) the date on which Holdco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.
3.   The restrictions set forth in Section 1 shall not apply to:
(a)   a Transfer to Holdco’s directors or officers, any affiliates or family members of Holdco’s directors or officers, a Securityholder, any members of a Securityholder or any affiliate of a Securityholder;
(b)   in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;
(c)   in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;
(d)   in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;
(e)   in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;
(f)   in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
(g)   in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;
(h)   Transfers relating to Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;
(i)   the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to the Company in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;
(j)   Transfers to the Company pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by the Company or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Securityholder’s service to the Company;
(k)   the entry, by the Securityholder, at any time after the Closing, of any trading plan providing for the sale of shares of Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; and
(l)   Transfers in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property.
provided, however, that (A) in the case of clauses (a) through (g), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this Section 3, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.
4.   For the avoidance of doubt, each Securityholder shall retain all of its rights as a stockholder of Holdco with respect to the Lock-up Securities during the Lock-Up Period, including the right to vote any Lock-up Securities that are entitled to vote.
5.   In furtherance of the foregoing, Holdco, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio. In addition, during the Shares Lock-Up Period and Warrants Lock-up Period, each certificate or book-entry position evidencing the Lock-Up Securities shall be marked with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE ISSUER AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
6.   Following the Closing Date, the Company and Holdco will indemnify, exonerate and hold harmless each Sponsor, and their respective shareholders, members, directors, managers and officers, from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses) (“Indemnified Liabilities”) incurred by such Sponsor arising out of any third-party action, cause of action, suit, litigation, investigation, inquiry, arbitration or claim relating to the transactions contemplated by the Business Combination Agreement that names the Sponsor as a defendant (or co-defendant) arising from the Sponsor’s ownership of equity interests of the SPAC or its alleged, purported or actual control or ability to influence the SPAC; provided, that the foregoing shall not apply to (i) any Indemnified Liabilities to the extent arising out of any breach by the Sponsor or its shareholders, members, directors, managers and officers of this Agreement or any other agreement between the Sponsor or its shareholders, members, directors, managers and officers, on the one hand, and the Company, Holdco or the SPAC or any of their respective subsidiaries, on the other hand or (ii) the willful misconduct, gross negligence or fraud of the Sponsor or its shareholders, members, directors. managers and officers. The provisions of this Section 6 are (x) intended to be for the benefit of, and will be enforceable by, each Sponsor and each Sponsor’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of Holdco and may not be terminated or amended in any manner adverse to such Sponsor without its prior written consent and (y) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Sponsor may have by contract or otherwise.
7.   Holdco represents that it has not entered into any side letter or agreement with any Securityholder which provides any rights or benefits to such Securityholder that are materially more favorable to such Securityholder than the rights and benefits in this Agreement and will not enter into any such side letter or agreement unless such rights and benefits are also offered to the other Securityholders. Holdco agrees that this Agreement shall not be amended or modified, and no terms or conditions thereof waived, in a manner that benefits any Securityholder, unless the terms of such amendment, modification or waiver is also offered to the other Securityholders.
8.   This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any documents related thereto or referred to therein. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned (i) Securityholder and (ii) Holdco.
9.   No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this Section 9 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the Securityholder and each of its respective successors, heirs and assigns and permitted transferees.
10.   The Law of the Commonwealth of Massachusetts shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the Commonwealth of Massachusetts.
11.   Each party hereto submits to the exclusive jurisdiction of first, the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts or if such court declines jurisdiction, then to any court of the Commonwealth of Massachusetts or the Federal District Court for the District of Massachusetts, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 11, however, shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. Each party hereto agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.
12.   The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Business Litigation Session of the Superior Court or any other state or federal court within the Commonwealth of Massachusetts, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
13.   This Agreement shall terminate on the expiration of the Shares Lock-up Period, except for the covenant in Section 6, which shall survive termination of this Agreement.
[remainder of page intentionally left blank]

In Witness Whereof, each of the parties has duly executed this Lock-Up Agreement as of the Effective Date.
Holdco:
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
Name: Title:
[Signature Page to the Lock-Up Agreement]

In Witness Whereof, each of the parties has duly executed this Lock-Up Agreement as of the Effective Date.
Securityholders:
[•]
Name: Title:
[Signature Page to the Lock-Up Agreement]

ANNEX F
FORM OF
AMENDED AND RESTATED
ARTICLES OF ORGANIZATION
OF
RAIN ENHANCEMENT TECHNOLOGIES HOLDO, INC.
(General Laws Chapter 156D, Section 10.07; 950 CMR 113.35)
Article I — Corporate Name
The exact name of the Corporation is Rain Enhancement Technologies Holdco, Inc. (the “Corporation”).
Article II — Purpose
The purpose for which the Corporation is formed is for the transaction of any and all lawful business for which a business Corporation may engage in under the Massachusetts Business Corporation Act (M.G.L. Ch. 156D, Sec. 101 et seq., as amended and in effect from time to time, the “MBCA”).
Article III — Authorized Shares
The following is the total number of shares and par value of each class of stock that the Corporation is authorized to issue. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved for issuance in each class) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock entitled to vote thereon, voting together as a single class.
WITHOUT PAR VALUE		WITH PAR VALUE
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
		Class A Common	30,000,000	0.0001
		Class B Common	1,000,000	0.0001
		Preferred	1,000,000	0.0001
Article IV — Preferences, Limitations and Rights of Any Class or Series
A.
Common Stock

1.   Voting in General.   Unless and until the Corporation has issued shares of Preferred Stock having the right to vote in the election of Directors of the Corporation and other matters requiring action by the Corporation’s shareholders, or as otherwise provided in these Amended and Restated Articles of Organization (as amended and/or restated from time to time, these “Articles”) or required by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock (the Class A Common Stock and the Class B Common Stock referred to herein as the “Common Stock”) shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the shareholders of the Corporation. There shall be no cumulative voting.
2.   Class A Common Stock Voting.   Except as otherwise provided in these Articles or required by applicable law, each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder as of the applicable date on any matter that is submitted to a vote or for the consent of the shareholders of the Corporation.
3.   Class B Common Stock Voting.   Except as otherwise provided in these Articles or required by applicable law, each holder of shares of Class B Common Stock shall be entitled to fifteen (15) votes for each share of Class B Common Stock held of record by such holder as of the applicable date on any matter that is submitted to a vote or for the consent of the shareholders of the Corporation.

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4.   Equal Status.   Except as otherwise provided in these Articles or required by applicable law, and subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall have the same rights, privileges and powers, rank equally, shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor, and shall be identical in all respects as to all matters; provided, however, that in the event that any dividend or distribution is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.
5.   Liquidation, Dissolution or Winding Up.   Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Class A Common Stock and Class B Common Stock shall be entitled to share equally, on a per share basis, in the net assets of the Corporation, after the Corporation shall have satisfied or made provision for the satisfaction of its debts and obligations and for the payment to holders of shares of any class or series of capital stock of the Corporation having preferential rights to receive distributions of the Corporation’s net assets.
6.   Subdivisions Combinations or Reclassifications.   Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of shareholders is permitted at such time under these Articles) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
7.   Merger or Consolidation.   In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on shareholders substantially similar to that resulting from a consolidation or merger, such distribution or payment that the holders of shares of Class A Common Stock or Class B Common Stock have the right to receive, or the right to elect to receive, shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive, or have the right to elect to receive, different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have fifteen times the voting power of any securities distributed to the holder of a share of Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of shareholders is permitted at such time under these Articles) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
8.   Third-Party Tender or Exchange Offers.   The Corporation may not enter into any agreement pursuant to which a third party may by tender or exchange offer acquire any shares of Class A Common Stock or Class B Common Stock unless the holders of (a) the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class B Common Stock would receive, or have the right to elect to receive, and (b) the Class B Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class A Common Stock would receive, or have the right to elect to receive; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such tender or exchange offer in order to reflect the special rights, powers and privileges of the holders of shares of the Class B Common Stock under these Articles (which may include,

F-2

without limitation, securities exchangeable for each share of Class B Common Stock having up to fifteen (15) times the voting power of any securities exchangeable for each share of Class A Common Stock) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in these Articles.
9.   Conversion of Class B Common Stock.
(A)   Voluntary Conversion.   Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation (a “Voluntary Conversion”). Before any holder of Class B Common Stock shall be entitled to voluntarily convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder’s election to convert required by this Section 9(A) of Article IV, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 9(A) of Article IV shall be retired by the Corporation and shall not be available for reissuance. Notwithstanding anything to the contrary herein, shares of Class B Common Stock represented by a lost, stolen or destroyed stock certificate may be converted pursuant to this Section 9(A) of Article IV if the holder thereof notifies the Corporation or its transfer agent that such certificate has been lost, stolen or destroyed and delivers an affidavit of that fact acceptable to the Corporation and agrees to indemnify the Corporation from any loss incurred by it in connection with such lost, stolen or destroyed certificate.
(B)   Automatic Conversion.   Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Class A Common Stock immediately prior to the close of business on the earlier of (i) five (5) years from the closing of the Initial Public Offering Closing (as defined below), (ii) the first date on which the Founders or their Permitted Transferees collectively beneficially own 20% or less of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the Founders or their Permitted Transferees as of the Initial Public Offering Closing, (iii) upon the occurrence of a Transfer (as defined below), other than a Permitted Transfer (as defined below), of such share of Class B Common Stock, or (iv) the date specified by the affirmative vote of the holders of Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class (each of the events referred to in (i) through (iv) are referred to herein as an “Automatic Conversion”). The Corporation shall provide notice of the Automatic Conversion of shares of Class B Common Stock pursuant to this Section 9(B) of Article IV to record holders of such shares of Class B Common Stock as soon as practicable following the Automatic Conversion. Such notice shall be provided by any means then permitted by the MBCA; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the Automatic Conversion. Upon and after the Automatic Conversion, the person registered on the Corporation’s books as the record holder of the shares of Class B Common Stock so converted immediately prior to the Automatic Conversion shall be registered on the Corporation’s books as the record holder of the shares of Class A Common Stock issued upon Automatic Conversion of such shares of Class B Common Stock, without further action on the part of the record holder thereof. Immediately upon the effectiveness of the Automatic Conversion,

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the rights of the holders of shares of Class B Common Stock as such shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock into which such shares of Class B Common Stock were converted.
(C)   Certificates.   Each outstanding stock certificate (if shares are in certificated form) that, immediately prior to the occurrence of an Automatic Conversion, represented one or more shares of Class B Common Stock subject to such Automatic Conversion shall, upon such Automatic Conversion, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Voluntary Conversion or an Automatic Conversion (either of the foregoing, a “Conversion Event”) and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock, if any (or, in the case of any lost, stolen or destroyed certificate, upon such holder providing an affidavit of that fact acceptable to the Corporation and executing an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to a Conversion Event shall thereupon automatically be retired and shall not be available for reissuance.
(D)   Effect of Conversion on Payment of Dividends.   Notwithstanding anything to the contrary in this Section 9 of Article IV, if the date on which any share of Class B Common Stock is converted into Class A Common Stock pursuant to the provisions of this Section 9 of Article IV occurs after the record date for the determination of the holders of Class B Common Stock entitled to receive any dividend or distribution to be paid on the shares of Class B Common Stock, the holder of such shares of Class B Common Stock as of such record date will be entitled to receive such dividend or distribution on such payment date; provided, that, notwithstanding any other provision of these Articles, to the extent that any such dividend or distribution is payable in shares of Class B Common Stock, such dividend or distribution shall be deemed to have been declared, and shall be payable in, shares of Class A Common Stock and no shares of Class B Common Stock shall be issued in payment thereof.
(E)   Policies and Procedures.   The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of these Articles, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. If the Board of Directors has determined that a Transfer or other Conversion Event giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation or as maintained by the transfer agent of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as the Corporation deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted and to the extent that the Board of Directors has determined that a Transfer or Conversion Event has occurred, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation or as maintained by the transfer agent of the Corporation. In connection with any action of shareholders taken at a meeting or by written consent (if action by written consent of shareholders is permitted at such time under these Articles), the stock ledger of the Corporation or the records maintained by the transfer agent of the Corporation shall be presumptive evidence as to who are the shareholders entitled to vote in person or by proxy at any meeting of shareholders or in connection with any such written consent and the class or classes or series of shares held by each such shareholder and the number of shares of each class or classes or series held by such shareholder.

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(F)   Definitions.   For the purpose of this Section 9 of Article IV the following definitions shall apply:
(i)   ”Family Member” shall mean, with respect to any natural person who is a Qualified Shareholder, (a) the spouse of such Qualified Shareholder or (b) the parents, grandparents, lineal descendants, siblings, or lineal descendants of siblings of the Qualified Shareholder or of the Qualified Shareholder’s spouse, whether by birth or adoption.
(ii)   ”Founders” shall mean Harry L. You, Paul Dacier, Niccolo de Masi and each of their respective Permitted Entities.
(iii)   ”Initial Public Offering” shall mean an initial public offering of the Corporation’s equity securities, whether by the registration of the shares of the Corporation on a public stock exchange, or the merger, share reconstruction or amalgamation, asset or share acquisition, exchangeable share transaction, reorganization, contractual control arrangement or similar type of transaction with a special purpose acquisition company formed for such purpose.
(iv)   ”Permitted Entity” shall mean with respect to a Qualified Shareholder: (a) a Permitted Trust solely for the benefit of (1) such Qualified Shareholder, (2) one or more Family Members of such Qualified Shareholder, or (3) any other Permitted Entity of such Qualified Shareholder; or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (1) such Qualified Shareholder, (2) one or more Family Members of such Qualified Shareholder, or (3) any other Permitted Entity of such Qualified Shareholder; or (c) any foundation or similar entity or any Qualified Charity for so long as such Qualified Shareholder continues to, directly or indirectly, exercise voting control over any shares of Class B Common Stock held by such entity.
(v)   ”Permitted Transfer” shall mean, and be restricted to, any Transfer of a share of Class B Common Stock (a) by a Qualified Shareholder to (1) any Permitted Entity of such Qualified Shareholder, (2) to such Qualified Shareholder’s revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Shareholder, or (3) to a Family Member of such Qualified Shareholder; (b) by a Permitted Entity of a Qualified Shareholder to any other Permitted Entity of such Qualified Shareholder or to a Family Member of such Qualified Shareholder; or (c) any Transfer approved in advance by the Board of Directors, or a duly authorized committee of the Board of Directors, upon a determination that such Transfer is not inconsistent with the purposes of the foregoing provisions of this definition of “Permitted Transfer”.
(vi)   ”Permitted Transferee” shall mean a transferee of shares of Class B Common Stock received in a Permitted Transfer.
(vii)   ”Permitted Trust” shall mean a bona fide trust where each trustee is a Qualified Shareholder.
(viii)   ”Qualified Charity” shall mean a domestic U.S. charitable organization, contributions to which are deductible for federal income, estate, gift and generation skipping transfer tax purposes.
(ix)   ”Qualified Shareholder” shall mean: (a) the Founders; (b) the record holder of a share of Class B Common Stock as of the date of an Initial Public Offering; (c) the initial registered holder of any shares of Class B Common Stock that are originally issued by the Corporation after the date of an Initial Public Offering pursuant to the exercise or conversion of any Option or Convertible Security that, in each case, was outstanding as of the date of an Initial Public Offering; and (d) a Permitted Transferee.
(x)   ”Transfer” of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), the distribution of a share of Class B Common Stock to the partners, shareholders, members or other equity owners of the holder, or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided, however, that the following shall not be

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considered a “Transfer” within the meaning of this Section 9 of Article IV:
(a)   the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of shareholders;
(b)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with shareholders who are holders of Class B Common Stock that (1) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (2) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (3) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;
(c)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) pursuant to a written agreement to which the Corporation is a party;
(d)   in connection with a merger or consolidation of the Corporation with or into any other entity or in the case of any other transaction having an effect on shareholders substantially similar to that resulting from a merger or consolidation in each case that has been approved by the Board of Directors, the entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) that has also been approved by the Board of Directors;
(e)   the pledge of shares of Class B Common Stock by a shareholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such shareholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or a similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer at such time;
(f)   transferring to an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Qualified Shareholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; provided that in each case such Qualified Shareholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and provided, further, that in the event the Qualified Shareholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each such share of Class B Common Stock convert into one (1) fully paid and nonassessable share of Class A Common Stock;
(g)   transferring to a corporation, partnership, or limited liability company in which such Qualified Shareholder directly or indirectly through one or more Permitted Entities owns shares, partnership interests, or membership interests, as applicable, with sufficient Voting Control such that the Qualified Shareholder retains sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership, or limited liability company; provided that in the event the Qualified Shareholder no longer owns sufficient shares, partnership interests, or membership interests or no longer has sufficient legally enforceable rights to ensure the Qualified Shareholder to retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership, or limited liability company, each such share of Class B Common Stock then held by such corporation, partnership, or limited liability company shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;
(h)   entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee; provided, however, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale.

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(xi)   ”Voting Control” shall mean, with respect to a share of Class B Common Stock the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.
10.   Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
11.   Protective Provision.   The Corporation shall not, whether by merger, consolidation or otherwise, (i) amend, alter, repeal or waive Sections A3 through A10 of this Article IV (or adopt any provision inconsistent therewith) or (ii) authorize or issue any shares of any class or series of capital stock of the Corporation entitling the holder thereof to more than one (1) vote for each share thereof, without first obtaining the affirmative vote (or written consent if action by written consent of shareholders is permitted at such time under these Articles) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, these Articles or the Bylaws.
B.
Preferred Stock

1.   The Corporation’s Board of Directors shall be authorized, without further shareholder approval and subject to any limitations prescribed by applicable law, to provide for the issuance of shares of Preferred Stock in such class or series as may be determined by the Board of Directors by filing Articles of Amendment or Amended and Restated Articles pursuant to the law of the Commonwealth of Massachusetts, to establish from time to time the number of shares to be included in each such class or series, and to fix the designation, powers, preferences and rights of the shares of each such class or series, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, all to the fullest extent now or hereafter permitted, and any qualifications, limitations or restrictions thereof, as shall be stated and expressed in such resolutions.
2.   The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any class or series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock provided in any such Articles of Amendment or Amended and Restated Articles. In case the number of shares of any class or series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such class or series.
C.
Staggered Board of Directors

1.   The Board of Directors, other than those who may be elected by the holders of any class or series of Preferred Stock under specified circumstances, shall be divided into three classes: Class I, Class II and Class III.
2.   Each Director shall serve for a term ending on the third annual meeting of shareholders following the annual meeting of shareholders at which such Director was elected; provided, however, that the directors first elected, assigned or appointed to Class I shall serve for a term ending on the Corporation’s first annual meeting of shareholders following the effectiveness of this provision in these Articles; the Directors first elected, assigned or appointed to Class II shall serve for a term ending on the Corporation’s second annual meeting of shareholders following the effectiveness of this provision in these Articles; and the directors first elected, assigned or appointed to Class III shall serve for a term ending on the Corporation’s third annual meeting of shareholders following the effectiveness of this provision in these Articles.
3.   The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes as it may determine at the time the classification of the Board of Directors becomes effective. The foregoing notwithstanding, each Director shall serve until such Director’s successor shall have been duly elected and qualified, or until such Director’s prior death, resignation, retirement, disqualification or other removal.

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4.   Prior to the occurrence of the Voting Threshold Date, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled by the affirmative votes of the holders of the holders of a majority of the Common Stock for nominees designated by the holders of a majority of the Class B Common Stock. On and after the Voting Threshold Date, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, shall be filled by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, and not by shareholders. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.
D.
Approval by Shareholders of Certain Actions

1.   Amendment or Restatement of Articles.   Unless a greater percentage vote, or action by one or more separate voting groups, is required by these Amended and Restated Articles of Organization (“Articles”), by the Bylaws of the Corporation, by the provisions of the MBCA, or by the Board of Directors of the Corporation acting pursuant to Section 10.03 of the MBCA, the approval and adoption of any amendment to these Articles or any Restated Articles of the Corporation shall require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter by these Articles prior to the Voting Threshold Date, and the affirmative vote of two-thirds of all shares entitled generally to vote on such matter by these Articles on and after the Voting Threshold Date; provided, however, that as long as any shares of Class A Common Stock are outstanding, the Corporation shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law or these Articles, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of these Articles (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A Common Stock so as to affect them adversely; or (2) to provide for each share of Class B Common Stock to have more than fifteen (15) votes per share or any rights to a separate class vote of the holders of shares of Class B Common Stock other than as provided by these Articles or the MBCA.
2.   Merger or Share Exchange.   Unless a greater percentage vote, or action by one or more separate voting groups, is required by these Articles, by the Bylaws of the Corporation, by the provisions of the MBCA, or by the Board of Directors of the Corporation acting pursuant to subsection (3) of Section 11.04 of the MBCA, the approval and adoption of plan of merger or share exchange shall require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter by these Articles.
3.   Sale or Lease of All or Substantially All Property.   Unless a greater percentage vote, or action by one or more separate voting groups, is required by these Articles, by the Bylaws of the Corporation, by the provisions of the MBCA, or by the Board of Directors of the Corporation acting pursuant to subsection (b) of Section 12.02 of the MBCA, the approval of a sale, lease, exchange or disposition of all or substantially all property of the Corporation in accordance with Section 12.02 of the MBCA shall require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter by these Articles.
4.   Voluntary Dissolution of the Corporation.   Unless a greater percentage vote, or action by one or more separate voting groups, is required by these Articles, by the Bylaws of the Corporation, by the provisions of the MBCA, or by the Board of Directors of the Corporation acting pursuant to subsection (c) of Section 14.02 of the MBCA, the approval of a proposal to dissolve the Corporation in accordance with Section 14.02 of the MBCA shall require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter by these Articles.
5.   Domestication into Foreign Jurisdiction.   Unless a greater percentage vote, or action by one or more separate voting groups, is required by these Articles, by the Bylaws of the Corporation, by the provisions of the MBCA, or by the Board of Directors of the Corporation acting pursuant to subsection (3) of Section 9.21 of the MBCA, the approval of a plan of domestication of the Corporation to a foreign jurisdiction in accordance with Section 9.21 of the MBCA shall require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter by these Articles.

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6.   Entity Conversion.   Unless a greater percentage vote, or action by one or more separate voting groups, is required by these Articles, by the Bylaws of the Corporation, by the provisions of the MBCA, or by the Board of Directors of the Corporation acting pursuant to subsection (3) of Section 9.52 of the MBCA, the approval of a plan of entity conversion to a domestic or foreign other entity in accordance with Section 9.52 of the MBCA shall require the affirmative vote of at least a majority of all shares entitled generally to vote on such matter by these Articles, and in addition, a majority of the shares of any voting group entitled to vote separately on the matter pursuant to the MBCA, by these Articles or by the Bylaws of the Corporation, or by action of the Board of Directors of the Corporation taken pursuant to Subsection (3) of Section 9.52 of the MBCA.
7.   Choice of Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts and United States District Court for the District of Massachusetts sitting in Boston, Massachusetts shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation’s shareholders, (c) any action asserting a claim arising pursuant to any provision of the MBCA, the Articles, or the Bylaws of the Corporation, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein, except that the United States District Court of Massachusetts in Boston shall be the sole and exclusive forum for any claim arising under the Securities Act of 1933, as amended. This provision will not apply to claims arising under the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IV.D.7.
Article V — Restrictions
The restrictions, if any, imposed by the articles or organization upon the transfer of shares of any class or series of stock are: None.
Article VI — Other Lawful Provisions
The Corporation shall have all lawful powers of a corporation organized pursuant to the MBCA. In addition to, and not in limitation of, thereof:
(a)   the Corporation shall have the right, power and authority to carry on any business, operation or activity to the same extent as might an individual, whether as a principal, agent, contractor, or otherwise, and either alone or in conjunction, joint venture, partnership or other arrangement with any other entity or natural person.
(b)   the Corporation shall have the right, power and authority to carry on any lawful business, operation or activity through one or more direct or indirect subsidiaries, whether wholly-owned or owned in part.
(c)   the Corporation shall have the right, power and authority to be a partner in any business enterprise which the Corporation would have the power to conduct directly or through a direct or indirect subsidiary.
(d)   The Board of Directors may make, amend, restate or repeal the Bylaws of the Corporation, in whole or in part, except with respect to any provision of such Bylaws which, by law or the terms of such Bylaws, requires the approval of the shareholders.
(e)   Meetings of the shareholders of the Corporation may be held anywhere in the United States or solely by means of remote communication, and subject to guidelines and procedures adopted by the Board of Directors, shareholders and proxyholders not physically present at a meeting of shareholders, may participate and be deemed present in person and capable of voting by means of remote communications.
(f)   Special meetings of the shareholders for any purpose or purposes may be called at any time by the Board of Directors, the Chairperson of the Board of Directors, or the Chief Executive Officer of the

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Corporation, and may not be called by any other person; provided that prior to the first date on which the Founders or their Permitted Transferees collectively beneficially own 20% or less of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the Founders or their Permitted Transferees as of the Initial Public Offering Closing (the “Voting Threshold Date”), special meetings of shareholders for any purpose or purposes may be called by or at the request of the holders of a majority of the outstanding shares of Class B Common Stock. Business transacted at any special meeting of shareholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
(g)   No shareholder shall have the right to examine any property or any books, accounts or other writings of the Corporation if there is a reasonable ground for belief that such examination will, for any reason, be adverse to the interests of the Corporation. A vote of the Directors, refusing permission to make such examination and setting forth that in the opinion of the Directors such examination would be adverse to the interests of the Corporation, shall be prima facie evidence that such examination would be adverse to the interests of the Corporation. Every such examination shall be subject to such reasonable regulations as the Directors may establish with respect thereto.
(h)   The Directors may specify the manner in which the accounts of the Corporation shall be kept and may determine what constitutes net earnings, profits and surplus, what amounts, if any, shall be reserved for any corporate purpose, and what amounts, if any, shall be declared as dividends. Unless the Directors specify otherwise, the excess of the consideration paid for any shares of capital stock with par value issued by it over such par value shall be paid-in surplus. The Directors may allocate to capital stock less than all of the consideration paid for any share of the Corporation’s capital stock without par value issued by the Corporation, in which case the balance of such consideration shall be paid-in surplus. All surplus shall be available for any corporate purpose, including the payment of dividends.
(i)   The purchase or other acquisition or retention by the Corporation of shares of its own capital stock shall not be deemed a reduction of its capital stock. Upon any reduction of capital or capital stock, no shareholder shall have any right to demand any distribution from the Corporation, except as and to the extent that the shareholders shall have provided at the time of the authorization of such reduction.
(j)   The Directors shall have the power to fix from time to time their compensation.
(k)   No person shall be disqualified from holding any office by reason of any interest. In the absence of fraud, any Director, officer, or shareholder of the Corporation, individually, or any individual having any interest in any concern which is a shareholder of the Corporation, or any concern in which any of such Directors, officers, shareholders or individuals has any interest, may be a party to or may be pecuniarily or otherwise interested in, any contract, transaction or other act of the Corporation, and
(1)   such contract, transaction or act shall not be in any way invalidated or otherwise affected by that fact;
(2)   no such Director, officer, shareholder or individual shall be liable to account to the Corporation for any profit or benefit realized through any such contract, transaction or act; and
(3)   any such Director of this Corporation may be counted in determining the existence of a quorum at any meeting of the Board of Directors or of any committee of the Board of Directors which shall authorize any such contract, transaction or act, and may vote to authorize the same.
Provided, however, that any contract, transaction or act in which any Director or officer of the Corporation is so interested individually or as a director, officer, trustee or member of any concern which is not a direct or indirect subsidiary or affiliate of the Corporation, or in which any directors or officers are so interested as holders, collectively, of a majority of the shares of capital stock or other beneficial interest at the time outstanding in any concern which is not a direct or indirect subsidiary or affiliate of the Corporation, shall be duly authorized or ratified by a majority of the Directors who are not so interested, to whom the nature of such interest has been disclosed and who have made any findings required by law.
For the purposes of this Article (a) the term “interest” shall mean and include any personal interest and any interest as a director, officer, shareholder, shareholder, trustee, member or beneficiary of any

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concern; (b) the term “concern” shall mean and include any Corporation, association, trust, partnership, limited liability company, firm, person or other entity other than this Corporation; and (c) the phrase “subsidiary or affiliate” shall mean and include any concern in which a majority of the directors, trustees, partners or controlling persons is elected or appointed by the Directors of this Corporation or is constituted of the Directors or officers of this Corporation.
To the extent permitted by law, the authorizing or ratifying vote of the holders of a majority of the shares of each class of the capital stock of the Corporation outstanding and entitled to vote for Directors at an annual meeting or special meeting duly called for the purpose (whether such vote is passed before or after judgment is rendered in a suit with respect to such contract, transaction or act) shall validate any contract, transaction or act of this Corporation, or of the Board of Directors or any committee thereof, with regard to all shareholders of this Corporation, whether of record at the time of such vote, and with regard to all creditors and other claimants of this Corporation; provided, however, that
(A)   with respect to the authorization or ratification of any contract, transaction or act in which any of the Directors, officers or shareholders of this Corporation have an interest, the nature of such contract, transaction or act and the interest of any Director, officer or shareholder therein shall be summarized in the notice of any such annual or special meeting, or in a statement or letter accompanying such notice, and shall be fully disclosed at any such meeting;
(B)   the shareholders so voting shall have made any findings required by law;
(C)   shareholders so interested may vote at any such meeting except to the extent otherwise provided by law; and
(D)   any failure of the shareholders to authorize or ratify any such contract, transaction or act shall not be deemed in any way to invalidate the same or to deprive the Corporation, its Directors, officers or employees of their right to proceed with such contract, transaction or act.
No contract, transaction or act of the Corporation shall be voidable by reason of any provision of this paragraph (k) which would be valid except for any such provision or provisions.
(l)   No Director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director to the extent provided by applicable law notwithstanding any provision of law imposing such liability; provided, however, that to the extent, and only to the extent, required by the MBCA (or any successor thereto), this provision shall not eliminate or limit the liability of a Director (i) for breach of the Director’s fiduciary duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the MBCA, or (iv) for any transaction from which the Director derived an improper personal benefit. This provision shall not be construed in any way so as to impose or create liability. The foregoing provisions of this Article VI, paragraph (j) shall not eliminate the liability of a Director for any act or omission occurring prior to the date on which this Article VI, paragraph (j) becomes effective. No amendment to or repeal of this Article VI, paragraph (j) shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.
(m)   To the fullest extent permitted by the MBCA, the Corporation may indemnify each current and former officer and director against: (i) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such person in or about the conduct of the Corporation’s business or affairs or in the execution or discharge of such person’s duties, powers, authorities or discretions, and (ii) without limitation to paragraph (i), all costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Corporation or its affairs in any court or tribunal, whether in Massachusetts or elsewhere; provided, however, that no current or former officer or director shall be indemnified in respect of any matter arising out of his or her own actual fraud, failure to conduct himself or herself in good faith, willful default, or willful neglect. To the extent permitted by applicable law, the Corporation may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by a current or former officer or director in respect of any matter

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identified in paragraph (i) or paragraph (ii) above on condition that such person must repay the amount paid by the Corporation to the extent that it is ultimately found not liable to indemnify such person for those legal costs.
(n)   The Directors may, to the full extent permitted by the MBCA and applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (i) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this Article VI; and (ii) to indemnify and/or insure directors, officers and employees against liability to the fullest extent permitted by the MBCA and applicable law.
(o)    A meeting of shareholders shall be a “Contested Election Meeting” if there are more persons nominated for election as Directors at such meeting than there are Directors to be elected at such meeting, determined as of the tenth day preceding the date of the Corporation’s first notice to shareholders of such meeting pursuant to the Corporation’s Bylaws (such date, the “Determination Date”); provided, however, that if, in accordance with the Corporation’s Bylaws, shareholders are entitled to nominate persons for election as Director for a period of time that ends after the otherwise applicable Determination Date, the Determination Date shall be as of the day immediately following the end of such period.
(p)   Any action required or permitted to be taken at any annual or special meeting of the shareholders of the Corporation may be taken prior to the Voting Threshold Date without a meeting by the written consent of shareholders having not less than the minimum number of votes necessary to take such action at a meeting of the shareholders at which all shareholders entitled to vote thereon are present and voting; provided that, in accordance with these Articles and the Corporation’s Bylaws, (i) shareholders who own, in the aggregate, not less than a majority of all the votes entitled to be cast on any issue to be considered at any annual or proposed special meeting of the Corporation, as determined in accordance with these Articles, shall by written notice to the Secretary of the Corporation request that the Board of Directors fix a record date for the proposed action by shareholders including the information required by the Corporation’s Bylaws, (ii) the Corporation shall solicit written consents from all shareholders and (iii) such action shall be evidenced by a consent or consents in writing, setting forth the action to be taken, which shall be signed and delivered to the Secretary of the Corporation, and not revoked, by shareholders having the requisite votes; provided, further, however, that any such action shall be taken in accordance with, and subject to the Corporation’s Bylaws, the MBCA and applicable law. Following the Voting Threshold Date, except as provided in the last paragraph of this section, any action required or permitted to be taken by the shareholders must be effected at an annual or special meeting of the shareholders and may not be effected by written consent in lieu of a meeting.
For purposes of determining whether shareholders own, in the aggregate, at least a majority of all the votes entitled to be cast on any issue to be considered at any annual or proposed special meeting of the Corporation, a shareholder shall be deemed to “own” only those outstanding shares of the Corporation’s stock as to which the shareholder possesses both (i) full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss with respect to) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (1) sold by such shareholder or any affiliate of such shareholder in any transaction that has not been settled or closed, (2) borrowed by such shareholder or any of its affiliates for any purpose(s) or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (3) subject to any Derivative Position (as defined in the Corporation’s Bylaws) entered into by such shareholder or any of its affiliates whether such Derivative Position is to be settled with shares or with cash based on the notional amount or value of shares of outstanding stock of the Corporation, in any such case which Derivative Position has, or is intended to have, the purpose or effect of reducing in any manner, to any extent, or at any time in the future, such shareholder’s or affiliates’ full right to vote or direct the voting of any such shares, and/or hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or affiliate. A shareholder shall “own” shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. The terms “owned,” “owning,” and other variations of the word “own” shall have correlative meanings. Whether outstanding shares of the Corporation’s capital stock are owned for these purposes shall be determined by the Board of Directors in its reasonable discretion.

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Notwithstanding any provision of these Articles or the Corporation’s Bylaws to the contrary, shareholders may act without a meeting by unanimous written consent, and none of the foregoing provisions shall apply to such action. Any action by written consent must be a proper subject for shareholder action by written consent.
(q)   No amendment or repeal of any provision of these Articles the Corporation’s Bylaws contemplating the indemnification of any Director or officer of the Corporation or of the relevant provisions of M.G.L. Chapter 156D shall affect or diminish the rights of any indemnified Director or officer with respect to any action or proceeding arising out of or relating to any actions occurring prior to the final adoption of such amendment or repeal. If the MBCA is subsequently amended to increase the scope of permitted indemnification, indemnification hereunder shall be provided to the full extent permitted or required by such amendment.
(r)   The Corporation hereby expressly elects not to be governed by the provisions of M.G.L. Chapter 110F.
Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which time any class of the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested shareholder (as defined below) for a period of three (3) years following the time that such shareholder became an interested shareholder, unless:
1.   prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder, or
2.   upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 90% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
3.   at or subsequent to such time, the business combination is approved by the Board of Directors and authorized or approved at an annual or special meeting of shareholders (and, notwithstanding anything to the contrary herein, not by written consent) by the affirmative vote of at least two-thirds of the then-outstanding voting stock of the Corporation that is not owned by the interested shareholder.
Solely for purposes of this Section (r) of Article VI only, references to:
1.   “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
2.   “associate,” when used to indicate a relationship with any person, means: (a) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (b) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
3.   “business combination,” when used in reference to the Corporation and any interested shareholder of the Corporation, means:
a.   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (i) with the interested shareholder or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder and as a result of such merger or consolidation this Section (r) of Article VI is not applicable to the surviving entity;
b.   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with

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the interested shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation, which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the then outstanding stock of the Corporation;
c.   any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested shareholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary, which securities were outstanding prior to the time that the interested shareholder became such; (ii) pursuant to a merger under Clause (7) of Section 11.04 or Section 11.05 of the MBCA; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary, which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested shareholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection (c) shall there be an increase in the interested shareholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
d.   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary that is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption or other transfer of any shares of stock not caused, directly or indirectly, by the interested shareholder; or
e.   any receipt by the interested shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
4.   “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section (r) of Article VI, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
5.   “Exempt Transferee” means (A) any person that acquires (other than in an Excluded Transfer) directly from a Founder or any of its affiliates or successors ownership of 5% or more of the voting stock of the Corporation, and is designated in writing by the transferor as an “Exempt Transferee” for the purpose of this Section (r) of Article VI; and (B) any person that acquires (other than in an Excluded Transfer) directly from a person described in clause (A) of this definition or from any other Exempt Transferee ownership of voting stock of the Corporation, and is designated in writing by the transferor as an “Exempt Transferee” for the purpose of this Section (r) of Article VI.
6.   “Excluded Transfer” means (a) a transfer to a Person that is not an affiliate of the transferor, which transfer is by gift or otherwise not for value, including a transfer by dividend or distribution by

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the transferor, (b) a transfer in a public offering that is registered under the Securities Act, (c) a transfer to one or more broker-dealers or their affiliates pursuant to a firm commitment purchase agreement for an offering that is exempt from registration under the Securities Act, (d) a transfer made through the facilities of a registered securities exchange or automated interdealer quotation system and (e) a transfer made in compliance with the manner of sale limitations of Rule 144(f) under the Securities Act or any successor rule or provision.
7.   “interested shareholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (a) is the owner of 5% or more of the then outstanding voting stock of the Corporation, or (b) is an affiliate or associate of the Corporation and was the owner of 5% or more of the then outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and associates of such person; but “interested shareholder” shall not include (x) any Founder, any Exempt Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, of which any of such persons is a party under Rule 13d-5 of the Exchange Act, or (y) any person whose ownership of shares in excess of the 5% limitation set forth herein is the result of any action taken solely by the Corporation, provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested shareholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below, but shall not include any other unissued stock of the Corporation that may be issuable pursuant to any other agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
8.   “majority-owned subsidiary” of the Corporation (or specified person) means another person of which the Corporation (or specified person), directly or indirectly with or through one or more majority-owned subsidiaries, is the general partner or managing member of such other person or owns equity securities with a majority of the votes of all equity securities generally entitled to vote in the election of directors or other governing body of such other person.
9.   “owner,” including the terms “own,” “owned,” and “ownership,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:
a.   beneficially owns such stock, directly or indirectly; or
b.   has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or
c.   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above of this definition), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.
10.   “person” means any individual, corporation, partnership, unincorporated association or other entity.
11.   “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

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13.   “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Section (r) of Article VI to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.
(s)   The Corporation hereby expressly elects not to be governed by the provisions of M.G.L. Chapter 110D. If the provisions of Chapter 110D shall become applicable to control share acquisitions of the Corporation through amendment of these Bylaws or otherwise, the following provisions shall apply:
1.   Redemption of Shares. The Corporation is authorized to redeem shares acquired in a control share acquisition to the extent and in accordance with the procedures specified in Section 6 of Chapter 110D and in this Article VI.
2.   Additional Procedures. The additional procedures for redemption of shares as contemplated by this Article VI shall be:
a.   Fair value shall be determined by the Board of Directors or a committee of the Board of Directors of the Corporation, and the amount so determined shall be included in the notice of redemption given by the Corporation pursuant to Section 6 of Chapter 110D.
b.   The person whose shares are being redeemed (the “Holder”) may within ten days after the date of the notice of redemption advise the Corporation in writing that the Holder believes that the value so determined is not fair, and in such event the Corporation shall, within the 30-day period following its receipt of the Holder’s notice, permit the Holder to submit such written and oral evidence of value as the Holder may wish and the Board of Directors or committee considers appropriate. The Board of Directors or committee shall affirm or revise its determination of fair value within fifteen days after the completion of the 30-day period, and shall promptly advise the Holder in writing of its decision.
c.   The notice of redemption shall specify a redemption date, which shall be 30 days after the date of the notice (or the first business day after the 30-day period), and a redemption office, which shall be the principal office of the Corporation or an office of a commercial bank specified by the Corporation in the notice. The redemption date so fixed shall not be deferred by a request of the Holder for a redetermination of fair value. The Holder shall cause the certificate or certificates representing the shares being redeemed to be delivered to the redemption office not later than the redemption date, duly endorsed or assigned for transfer, with signature guaranteed, if such an endorsement or assignment is required in the notice of redemption.
d.   The certificate or certificates representing the shares being redeemed having been deposited in accordance with item (iii) above, the redemption price shall be paid by the Corporation on the redemption date specified in its notice of redemption or such later date as the redemption price may be determined if the Holder has duly requested a redetermination of fair value.
e.   Notice of redemption having been given, from and after the redemption date the shares being redeemed shall no longer be deemed to be outstanding, and all rights of the Holder or Holders thereof as a shareholder or shareholders of the corporation shall cease, except the right to receive the redemption price. If the Corporation shall default in payment of the redemption price, interest shall accrue thereon from the date of default at the base or prime rate of the Corporation’s principal lending bank or, if none, the “base rate” or the “prime rate” as reported in the online edition of the Wall Street Journal as of 4:00 pm EST on any day for which interest shall accrue, and as in effect from time to time during the period of default.
f.   Notice given by the Corporation by first class mail or delivered in person on the basis of a good faith determination by the Corporation of the identity and address of the person who had made a control share acquisition shall be deemed to have been duly given.
g.   Any person who makes a control share acquisition of the Corporation shall be deemed to have consented to and shall be bound by the provisions of this Article VI and shall indemnify and

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hold the corporation harmless from and against any damage, loss or expense which the corporation may suffer as a result of any non-compliance with the provisions of this Article VI.
(t)   (A)   In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of the Founders and their Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) the Founders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Corporation or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this section (t) of Article VI are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Founders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.
(B)   None of (i) the Founders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section C of this section (t) of Article VI. Subject to Section C of this section (t) of Article VI, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.
(C)   The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section (B) of this section (t) of Article VI shall not apply to any such corporate opportunity.
(D)   In addition to and notwithstanding the foregoing provisions of this section (t) of Article VI, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.
(E)   Solely for purposes of this section (t) of Article VI, “Affiliate” shall mean (a) in respect of any Founder, any Person that, directly or indirectly, is controlled by such Founder, controls such Founder or is under common control with such Founder and shall include (i) any principal, member, director, manager,

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partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation) and (ii) any funds or vehicles advised by Affiliates of such Founder, (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.
(F)   To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this section (t) of Article VI.

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ANNEX G
FORM OF AMENDED AND RESTATED
BYLAWS
of
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
ARTICLE I
GENERAL
1.1   Registered Office and Registered Agent.   The registered office and registered agent of Rain Enhancement Technologies, Inc., a Massachusetts corporation (the “Corporation”) shall be as set forth in the Corporation’s Articles of Organization, as amended and in effect from time to time the “Articles”) or subsequent filing with the Secretary of the Commonwealth. The (the “Board”) of Directors or President of the Corporation may at any time change the registered office or the registered agent by making the appropriate filing with the Secretary of the Commonwealth.
1.2   Principal Office.   The principal office of the Corporation shall be within or without the Commonwealth of Massachusetts as set forth in the Corporation’s Articles or subsequent filing with the Secretary of the Commonwealth.
1.3   Other Offices.   The Corporation may also have other offices at any places, within or without the Commonwealth of Massachusetts, as the Board of Directors may designate, or as the business of the Corporation may require or as may be desirable.
1.4   Books and Records.   Any records maintained by the Corporation in the regular course of its business, including its share ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall convert any records so kept upon the written request of any person entitled to inspect such records pursuant to applicable law. The books and records of the Corporation may be kept within or outside the Commonwealth of Massachusetts at such place or places as may from time to time be designated by the Board, provided that a copy of the following records be kept at its principal office or an office of its transfer agent or of its secretary or assistant secretary or of its registered agent: (a) its articles or restated articles of organization and all amendments to them currently in effect; (b) its bylaws or restated bylaws and all amendments to them currently in effect; (c) resolutions adopted by its Board of Directors creating one or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; (d) the minutes of all shareholders’ meetings, and records of all action taken by shareholders without a meeting, for the past 3 years; (e) all written communications to shareholders generally within the past 3 years, including the financial statements furnished under section 16.20 of the Massachusetts Business Corporation Act, Chapter 156D of Massachusetts General Laws (“MBCA”) for the past 3 years; (f) a list of the names and business addresses of its current directors and officers; and (g) its most recent annual report delivered to the secretary of state of the Commonwealth of Massachusetts.
ARTICLE II
ARTICLES OF ORGANIZATION
2.1   Bylaws Subject to Articles of Organization.   The name and purposes of the Corporation shall be as set forth in the Corporation’s Articles. These Bylaws, the powers of the Corporation and of its Directors and shareholders, or of any class of shareholders if there shall be more than one class of stock, and all matters concerning the conduct and regulation of the business and affairs of the Corporation shall be subject to such provisions in regard thereto, if any, as are set forth in the Articles. For the avoidance of doubt, these Bylaws are adopted subject to any applicable law and the Articles. Whenever these Bylaws may conflict with any applicable law or the Articles, such conflict shall be resolved in favor of such law or the Articles.

ARTICLE III
SHAREHOLDERS
3.1   Annual Meeting.   The annual meeting of shareholders of the Corporation for the election of Directors and the transaction of such other business as may properly come before the meeting shall be held on such date and at such time as shall be determined by the Board of Directors each year, which date and time may subsequently be changed at any time, including the year any such determination occurs.
3.2   Conduct of Meetings.   The chairman of each annual and special meeting of shareholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if such Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of shareholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of shareholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of shareholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.
3.3   Special Meetings.
(a)   Calling a Special Meeting.   Except as may otherwise be provided in the Articles, special meetings of the shareholders may only be called by the President at the direction of the Chairman of the Board or by a majority of the Directors; provided that, until the Voting Threshold Date (as defined in the Articles), special meetings of the shareholders shall be called by the Secretary, or in case of the death, absence, incapacity or refusal of the Secretary, by any other officer, upon the written request of shareholders who hold in the aggregate at least fifty percent (50%) of all the votes entitled to be cast on any issue to be considered at the proposed special meeting. Such request shall state the purpose or purposes of the proposed meeting so long as the Founders (as defined in the Articles) hold a majority of all votes entitled to be cast. A shareholder request for a special meeting shall be directed to the Secretary and shall be signed and dated by each shareholder, or duly authorized agent of such shareholder, requesting the special meeting and shall be accompanied by the information required by Sections 3.5 or 4.2 of these Bylaws, as applicable, as to any business proposed to be conducted and any nominations proposed to be presented at such special meeting and as to the shareholder(s) requesting the special meeting. A special meeting requested by shareholders shall be held on such date and at such time and place as shall be determined by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by shareholders shall not be held if (a) the stated business to be brought before the special meeting is not a proper subject for shareholder action under applicable law, (b) the Board of Directors has called or calls for an annual meeting of shareholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the shareholders’ request, or (c) an annual or special meeting that included the business specified in the request (as determined in good faith by the Board of Directors) was held not more than ninety (90) days before the request to call the special meeting was received by the Secretary.
(b)   Revocation of Request.   A shareholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation there are un-revoked requests from shareholders holding in the aggregate less than the requisite number of shares entitling the shareholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the shareholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting. Business transacted at all special meetings shall be confined to the matters stated in the notice of special meeting. Business transacted at a special meeting requested by shareholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the shareholders at any special meeting requested by shareholders. The Chair of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any nomination or other item of business has been properly brought before the meeting in accordance with these Bylaws, and if the Chair should so determine and declare that any nomination or other item of business has not been properly brought before the special meeting, then such business shall not be transacted at such meeting.
(c)   Definition of “Business Day.”   As used in these Bylaws, the term “Business Day” means a day other than a day which, at a particular place, is a public holiday or a day other than a day on which banking institutions at such place are allowed or required, by law or otherwise, to remain closed.
3.4    Place of Meeting; Meetings by Remote Communications; Adjournment.
(a)   Place of Meeting.   Meetings of the shareholders may be held at the principal office of the Corporation in the Commonwealth of Massachusetts, or at such places within or without the Commonwealth of Massachusetts as may be specified in the notices of such meetings.
(b)   Meetings of Shareholders by Remote Communications.   The Board of Directors may authorize shareholders not physically present at any annual or special meeting of shareholders to participate in such meeting of shareholders by means of remote communication and be deemed present and entitled to vote at the meeting, subject to any guidelines and procedures adopted by the Board of Directors. The Board of Directors may also authorize that any annual or special meeting of shareholders shall be held solely by means of remote communication as set out in this Section 3.4 without a physical assembly of shareholders.
(c)   Certain Required Measures.   At a meeting in which shareholders can participate by means of remote communication, the Corporation shall implement reasonable measures to:
i.
verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a shareholder or proxy holder; and

ii.
allow shareholders and proxy holders participating by remote communication to either read or hear the proceedings as they take place and to participate in the meeting and vote on matters submitted to the shareholders.

(d)   Maintenance of Records.   The Corporation shall maintain a record of the vote or other action taken by shareholders or proxy holders at the meeting by means of remote communication.
(e)   Adjournment.   When any annual or special meeting has been convened, the Chairman of the Board or other presiding officer may adjourn the meeting for a period of time not to exceed 30 days if (a) no quorum is present for the transaction of business or (b) the Chairman of the Board or other presiding officer determines that adjournment is necessary or appropriate to enable the shareholders (i) to consider fully information which such officer determines has not been made sufficiently or timely available to shareholders or (ii) otherwise to exercise effectively their voting rights. The Chairman of the Board or other presiding officer in such event shall announce the adjournment and date, time and place of reconvening.

3.5   Notice of Meetings.
(a)   Written Notice.   A written notice of each meeting of shareholders, stating the place, date and hour and the purposes of the meeting and the means of any remote communication, if authorized, by which shareholders may be considered present and may vote at the meeting, shall be given no fewer than seven days nor more than 60 days before the meeting to each shareholder entitled to vote thereat and to each shareholder who, by law, by the Articles or by these Bylaws, is entitled to notice, by leaving such notice with such shareholder or at such shareholder’s residence or usual place of business, by mailing it, postage prepaid, addressed to such shareholder at such shareholder’s address as it appears in the records of the Corporation or by electronic transmission directed to such shareholder at an address given to the Corporation by the shareholder or otherwise in such manner as the shareholder shall have specified to the Corporation, including by facsimile transmission, electronic mail or posting on an electronic network. Such notice shall be given by the secretary or an assistant secretary or by an officer designated by the directors. Whenever notice of a meeting is required to be given to a shareholder under any provision of the MBCA or of the Articles or these Bylaws, a written waiver thereof, executed before or after the meeting by such shareholder or such shareholder’s attorney thereunto authorized and filed with the records of the meeting, shall be deemed equivalent to such notice.
(b)   Business To Be Transacted.   No business may be transacted at a meeting of shareholders except that (i) specified in the notice thereof, or in a supplemental notice given also in compliance with the provisions hereof, (ii) brought before the meeting by or at the direction of the Board of Directors or the presiding officer, or (iii) properly brought before the meeting by or on behalf of any shareholder who (A) shall have been a shareholder of record at the time of giving of notice provided for in this Section 3.5 and at the time of the meeting and who shall continue to be entitled to vote at such meeting and on the matters to be brought at the meeting and who complies with the notice procedures set forth in this Section 3.5 or, with respect to the election of directors, Section 4.2 of these Bylaws or (B) properly made such proposal in compliance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to any other applicable requirements, for business to be properly brought before a meeting by a shareholder (other than a shareholder proposal included in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act), the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation.
(c)   Shareholder’s Notice.   In order to be timely given, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation (i) not less than 95 nor more than 125 days prior to the anniversary date of the immediately preceding annual meeting of shareholders of the corporation or (ii) in the case of a special meeting or if the annual meeting is called for a date (including any change in a date determined by the board pursuant to Section 3.3 of these Bylaws) not within 30 days before or after such anniversary date, not later than the close of business on the 10th day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of such meeting was made, whichever first occurs. In no event shall any adjournment or postponement of an annual or special meeting or the public disclosure thereof commence a new time period for the giving of a shareholder’s notice as described above. Such shareholder’s notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (i) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws or the Articles, the language of the proposed amendment), and a reasonably detailed description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of the shareholder proposing such business covered by this Section 2.4 of these Bylaws, (iii) the class and number of all shares of stock of the Corporation held of record, owned beneficially (directly or indirectly) (within the meaning of Rule 13d-3 under the Exchange Act) and represented by proxy by such shareholder as of the record date for the meeting (if such date shall then have been made publicly available), as of the date of such notice, and as of each of 60 days prior to the date of such notice and one year prior to the date of such notice, (iv) a description of any derivative positions held or beneficially held (directly or indirectly) by the shareholder, including whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made by or on behalf of, the effect or intent of which is to mitigate loss to, or manage risk or benefit of share price changes for, or to increase or decrease the voting power or pecuniary or economic interest of, such shareholder with respect to stock of the corporation (any of the foregoing, a “Derivative Position”), (v) a description of any proxy, contract, arrangement, understanding or relationship between such shareholder and any other person or persons (including their names and addresses) in connection with the proposal of such business by such shareholder or pursuant to which such shareholder has a right to vote any stock of the Corporation, (vi) a description of any material interest of such shareholder in such business, including any anticipated benefit to the shareholder therefrom, (vii) a description of any proportionate interest in stock of the Corporation or Derivative Positions with respect to the Corporation held, directly or indirectly, by a general or limited partnership in which such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in such a general partner, and (viii) all other information which would be required to be included in a proxy statement or other filings required to be filed with the Securities and Exchange Commission if, with respect to any such item of business, such shareholder were a participant in a solicitation subject to Regulation 14A under the Exchange Act (the “Proxy Rules”).
(d)   No Other Business.   Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any meeting of shareholders except in accordance with the procedures set forth in this Section 3.5; provided, however, that nothing in this Section 3.5 shall be deemed to preclude discussion by any shareholder of any business properly brought before such meeting.
(e)   Determination by Presiding Officer.   The Chairman of the Board or other presiding officer of the meeting may, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the foregoing procedures, and if such officer should so determine, such officer shall so declare to the meeting and that business shall be disregarded.
3.6   List of Shareholders Entitled to Vote.   The officer or agent having charge of the share transfer records for shares of the Corporation shall prepare an alphabetical list of all shareholders entitled to notice of the meeting, arranged by voting group and by class and series of shares, with the address of and the number of shares held by each shareholder. The list shall be available for inspection by any shareholder beginning two (2) business days after notice of the meeting is given at the principal place of business of the Corporation or if the meeting will be held at another location, at a place in the city where the meeting will be held, which shall be identified in the meeting notice. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. If any shareholders are participating in the meeting by means of remote communication, the list must be open to examination by the shareholders for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list must be provided to shareholders in the meeting notice. The Corporation shall take reasonable steps to ensure that the information is available only to shareholders of the Corporation.
3.7   Quorum of Shareholders.   At any meeting of shareholders, a quorum shall consist of the holders of a majority of the voting power of the shares of stock entitled to vote at that meeting, present in person or represented by proxy. Stock owned directly or indirectly by the Corporation, if any, shall not be deemed outstanding for this purpose. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.
3.8   Action by Vote.
(a)   Election of Directors.   Other than in a Contested Election Meeting (as defined below), when a quorum is present at any meeting of shareholders, a nominee for director shall be elected to the Board of Directors if the votes properly cast “for” such nominee’s election exceed the votes properly cast “against” such nominee’s election (with “abstentions,” “broker non-votes” and “withheld votes” not counted as a vote “for” or “against” such nominee’s election). In a Contested Election Meeting, when a quorum is present, directors shall be elected by a plurality of the votes properly cast at such meeting. A meeting of shareholders shall be a “Contested Election Meeting” if there are more persons nominated for election as Directors at such meeting than there are directors to be elected at such meeting, determined as of the tenth day preceding the date of the Corporation’s first notice to shareholders of such meeting sent pursuant to Section 3.5 of these Bylaws (the “Determination Date”); provided, however, that if in accordance with Section 4.2 of these Bylaws shareholders are entitled to nominate persons for election as Director for a period of time that ends after the otherwise applicable Determination Date, the Determination Date shall instead be as of the end of such period. No ballot shall be required for any election unless requested by a shareholder present or represented at the meeting and entitled to vote in the election.
(b)   Other Matters.   Except as provided in Section 3.8(a), when a quorum is present at any meeting of shareholders, a majority of the votes properly cast upon any question shall decide the question, except when a larger vote is required by law, by the Articles or by these Bylaws.
3.9   Voting.   Shareholders entitled to vote shall have one vote for each share of stock entitled to vote held by them of record according to the records of the corporation, unless otherwise provided by the Articles. The corporation shall not, directly or indirectly, vote any share of its own stock.
3.10   Action by Written Consent.
(a)   Votes Required for Action.   Any action required or permitted to be taken at any meeting of shareholders may be taken prior to the Voting Threshold Date without a meeting by shareholders having not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting, in accordance with the Articles and this Section 3.10. Such action shall be evidenced by a consent or consents in writing, setting forth the action so taken, which shall be (i) signed and delivered to the secretary and not revoked by shareholders having the requisite votes, and (ii) filed with the records of the meetings of shareholders. Such consents shall be treated for all purposes as a vote at a meeting. Following the Voting Threshold Date, any action required or permitted to be taken by the shareholders must be effected at an annual or special meeting of the shareholders and may not be effected by consent in lieu of a meeting except as otherwise set forth in the Articles.
(b)   Request for Record Date.   Shareholders may act by written consent if shareholders who own in the aggregate not less than a majority of the votes entitled to be cast, as determined in accordance with the Articles, shall (i) by written notice to the secretary request that the Board of Directors fix a record date (a “Written Request”) prior to soliciting any written consents in respect of such action, (ii) solicit consents to take such action from all shareholders, and (iii) continuously own (as determined in accordance with the Articles) not less than a majority of the votes entitled to be cast from the outstanding shares of stock of the Corporation through the date of delivery of written consents signed by shareholders having the requisite votes to take such action. Delivery of such Written Request shall be by hand, by registered U.S. mail, or by courier service to the attention of the Secretary at the principal executive offices of the Corporation. A shareholder may revoke a Written Request with respect to such shareholder’s shares at any time by written revocation delivered to the Secretary. In addition, any disposition of shares of the Corporation’s stock made at any time prior to the delivery of the first written consent with respect to the action for which the Written Request is submitted shall constitute a revocation, with respect to such disposed shares, of any such Written Request.
(c)   Contents of Written Request.   A Written Request shall be signed and dated by each shareholder, or duly authorized agent of such shareholder, submitting the Written Request and shall be accompanied by (i) the information required by Sections 3.5 or 4.2 of these Bylaws, as applicable, and (ii) an acknowledgment that any disposition of shares described in Section 3.10(b) of these Bylaws constitutes a revocation of the Written Request with respect to such disposed shares. In addition, the shareholders shall promptly provide any other information reasonably requested by the Corporation.
(d)   Record Date.   The Board of Directors shall promptly, but in all events within ten (10) business days after the date on which a Written Request complying with these Bylaws (including Section 3.10(e) below) is received by the Secretary, adopt a resolution fixing the record date for determining shareholders entitled to take action by written consent. If no record date has been fixed by the Board of Directors within ten (10) business days after the date on which a Written Request complying with these Bylaws is received by the Secretary, and the Written Request involves a matter that is a proper subject for action by written consent under Section 3.10(e) of these Bylaws, the record date shall be the date on which the first shareholder signs the written consent setting forth the action taken or proposed to be taken in accordance with this Section 3.10.
(e)   Actions Which May Be Taken by Written Consent.   Notwithstanding the foregoing, the Board of Directors shall not be obligated to set a record date for an action by written consent if (i) such action is not a proper subject for shareholder action, either by written consent or otherwise, under applicable law, (ii) the Board of Directors has called or calls for an annual or special meeting of shareholders to be held within ninety (90) days after the secretary receives the Written Request and the Board of Directors determines in good faith that the business of such annual or special meeting is to include (among any other matters properly to be brought before the annual or special meeting) the business specified in the Written Request, or (iii) an annual or special meeting that included the business specified in the Written Request (as determined in good faith by the Board of Directors) was held not more than ninety (90) days before the Written Request was received by the Secretary, or (iv) the Written Request or any solicitation of consents to such action by written consent was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law.
(f)   Inspectors of Election.   In the event of the delivery, in the manner provided by this Section 3.10 and applicable law, to the Corporation of the requisite written consent or consents to take action and any related revocation or revocations, the Corporation shall appoint one or more inspectors of election, who may be employees of the Corporation, for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with this Section 3.10 represent not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting. If after such review the inspectors shall determine that the written consent or consents are valid and that the action specified therein has been validly authorized, that fact shall be certified in the records of the meetings of shareholders, and the written consent or consents shall be filed with such records. Nothing contained in this Section 3.10 shall in any way be construed to suggest or imply that the Board of Directors or any shareholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the inspectors, or to take any other action with respect thereto.
(g)   Date of Written Consent; Notice to Shareholders.   Every written consent shall bear the date of signature of each shareholder who signs the consent, and no written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered in accordance with this Section 3.10, a written consent or consents signed by shareholders having the requisite votes to take such action are delivered to the Secretary in the manner prescribed in this Section 3.10. The action by written consent will take effect as of the date and time of the certification of the written consents in accordance with Section 3.10(f) of these Bylaws, unless otherwise provided by law.
(h)   Effectiveness of Written Consent.   Notwithstanding anything in these Bylaws to the contrary, no action may be taken by the shareholders by less than unanimous written consent except in accordance with the Articles and these Bylaws. If the Board of Directors shall determine that any request to fix a record date or to take shareholder action by written consent was not properly made in accordance with the Articles and these Bylaws, or the shareholder or shareholders seeking to take such action do not otherwise comply with the Articles and these Bylaws, then the Board of Directors shall not be required to fix a record date and any such purported action by written consent shall be null and void to the fullest extent permitted by applicable law. In addition to the requirements of the Articles and these Bylaws with respect to shareholders seeking to take an action by written consent, any shareholder seeking to have the shareholders authorize or take corporate action by written consent shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to such action. Notwithstanding anything in the Articles or these Bylaws to the contrary shareholders may act without a meeting by unanimous written consent, and none of the foregoing provisions shall apply to such action. Any action by written consent must be a proper subject for shareholder action by written consent under applicable law.
3.11   Proxies.   Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after eleven months from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a shareholder may authorize another person or persons to act for such shareholder as proxy, either of the following shall constitute a valid means by which a shareholder may grant such authority. No shareholder shall have cumulative voting rights.

(a)   A shareholder may execute a writing authorizing another person or persons to act for such shareholder as proxy. Execution may be accomplished by the shareholder or such shareholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.
(b)   A shareholder may authorize another person or persons to act for such shareholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the shareholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a shareholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.
ARTICLE IV
BOARD OF DIRECTORS
4.1   Number.   The number of directors shall be fixed at any time or from time to time only by the affirmative vote of a majority of the directors then in office (each a “Director” and together the “Directors”), but shall be not less than three, except that whenever there shall be only two shareholders the number of Directors shall be not less than two and whenever there shall be only one shareholder there shall be at least one Director; no decrease in the number of Directors shall shorten the term of any incumbent Director. No Director need be a shareholder of the Corporation.
4.2    Nominations for Director.
(a)   Eligibility for Nomination.   Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors, except as provided in the Articles. Nominations of persons for election to the Board of Directors at a meeting of shareholders may be made at such meeting (a) by or at the direction of the Board of Directors by any nominating committee or person appointed by the Board or (b) by any shareholder of record at the time of giving of notice provided for in this Section 4.2 and who shall continue to be entitled to vote at such meeting and on such election and who timely complies with the notice procedures set forth in this Section 4.2. Nominations by shareholders shall be made only after giving timely notice in writing to the Secretary of the Corporation. In order to be timely given, a shareholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (a) not less than 95 nor more than 125 days prior to the anniversary date of the immediately preceding annual meeting of shareholders of the Corporation or (b) in the case of a special meeting or if the annual meeting is called for a date (including any change in a date determined by the Board pursuant to Section 3.1) not within 30 days before or after such anniversary date, not later than the close of business on the 10th day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of such meeting was made, whichever first occurs. In no event shall any adjournment or postponement of an annual or special meeting or the public disclosure thereof commence a new time period for the giving of a shareholder’s notice as described above. Such shareholder’s notice to the Secretary shall set forth (a) as to each person whom the shareholder proposes to nominate for election or reelection as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of all shares of stock of the Corporation, if any, which are beneficially owned by the person (within the meaning of Rule 13d-3 under the Exchange Act), (iv) any other information regarding the nominee as would be required to be included in a proxy statement or other filings required to be filed pursuant to the Proxy Rules, and (v) the consent of each nominee to serve as a Director of the Corporation if so elected; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder, (ii) the class and number of all shares of stock of the Corporation held of record, owned beneficially (directly or indirectly) and represented by proxy by such shareholder as of the record date for the meeting (if such date shall then have been made publicly available), as of the date of such notice, and as of each of 60 days prior to the date of such notice and one year prior to the date of such notice, (iii) a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iv) a representation that the shareholder (and any party on whose behalf such shareholder is acting) is qualified at the time of giving such notice to have such individual serve as the nominee of such shareholder (and any party on whose behalf such shareholder is acting) if such individual is elected, accompanied by copies of any notifications or filings with, or orders or other actions by, and governmental authority which are required in order for such shareholder (and any party on whose behalf such shareholder is acting) to be so qualified, (v) a description of all direct and indirect compensation and other material monetary agreements, arrangements or understandings during the past three years between such shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such shareholder, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, (vi) a description of any Derivative Position held or beneficially held (directly or indirectly) by such shareholder with respect to stock of the Corporation, (vii) a description of any proxy, contract, arrangement, understanding or relationship between such shareholder and any other person or persons (including their names and addresses) in connection with the nomination or nominations to be made by such shareholder or pursuant to which such shareholder has a right to vote any stock of the Corporation, (viii) a description of any proportionate interest in stock of the Corporation or Derivative Positions with respect to the Corporation held, directly or indirectly, by a general or limited partnership in which such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in such a general partner, and (ix) such other information regarding such shareholder as would be required to be included in a proxy statement or other filings required to be filed pursuant to the Proxy Rules. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as Director. In addition, to be effective, the shareholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected and to be named in the Corporation’s proxy statement and associated proxy card as a nominee of the shareholder. No person shall be eligible for election as a Director unless nominated in accordance with the provisions set forth herein.
(b)   Determination by Presiding Officer.   The Chairman of the Board or other presiding officer of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedures, and if such officer should so determine, such officer shall so declare to the meeting and the defective nomination shall be disregarded.
(c)   Inclusion in Corporation’s Proxy Statement.   Unless required by law, nothing in this Section 4.2 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any nominee for director submitted by a shareholder.
4.3   Powers.   Except as reserved to the shareholders by law, by the Articles or by these Bylaws, the business of the Corporation shall be managed by the Directors who shall have and may exercise all the powers of the Corporation. In particular, and without limiting the generality of the foregoing, the Directors may at any time issue all or from time to time any part of the unissued capital stock of the Corporation from time to time authorized under the Articles and may determine, subject to any requirements of law, the consideration for which stock is to be issued and the manner of allocating such consideration between capital and surplus. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Articles.
4.4   Compensation.   Unless otherwise restricted by the Articles or these Bylaws, the Board shall have the authority to fix the compensation of Directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as Director. The Directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

4.5   Resignation and Removal.   Any Director may resign at any time by delivering a resignation in writing to the Board of Directors, the Chairman of the Board or to the Corporation. Such resignation shall be effective upon receipt unless specified to be effective at some other time. Any Director or Directors or the entire Board of Directors may be removed from office (a) only for Cause (as defined in Section 8.06(f)(2) of the MBCA) by the affirmative vote of a majority of the shares entitled to vote at an election of Directors and (b) only at a shareholder meeting called for the purpose of removing the Director or Directors where the notice of the meeting states that such removal is the purpose or one of the purposes of the meeting. No Director resigning, and (except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the Corporation) no Director removed, shall have the right to any compensation as such director for any period following such Director’s removal, or any right to damages on account of such removal, whether such Director’s compensation be by the month or by the year or otherwise, unless in the case of a resignation, the Directors, or in case of a removal, the shareholders, shall in their discretion provide for compensation.
4.6   Vacancies.   If a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of Directors, such vacancy shall be filled solely by the affirmative vote of the holders of a majority of the Class B Common Stock until the Voting Threshold Date. After the Voting Threshold Date, any vacancy on the Board of Directors, including a vacancy resulting from an increase in the number of Directors, shall be filled by the vote of a majority of the remaining Directors, although less than a quorum, or by a sole remaining Director, and not by shareholders.
4.7   Committees.   The Directors may, by vote of a majority of the Directors then in office, elect from their number one or more committees and delegate to any such committee or committees some or all of the power of the Directors except those which by law, by the Articles or by these Bylaws they are prohibited from delegating. Except as the Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Directors or such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these Bylaws for the conduct of business by the Directors.
4.8   Regular Meetings.   Regular meetings of the Directors may be held without call or notice at such places and at such times as the Directors may from time to time determine, provided that reasonable notice of the first regular meeting following any such determination shall be given to absent Directors. A regular meeting of the Directors may be held without call or notice immediately after and at the same place as the annual meeting of the shareholders.
4.9   Special Meetings.   Special meetings of the Directors may be held at any time and at any place designated in the notice of the meeting, when called by the Chairman of the Board, the Chief Executive Officer, or by two or more Directors, notice thereof being given to each Director by the Secretary or an Assistant Secretary, or by the officer or one of the Directors calling the meeting.
4.10   Notice.   In addition to the forms of notice permitted by Article V, a written notice of a meeting of the Directors may be given to a Director in person, by mail or express overnight courier addressed to a Director at such Director’s usual or last known business or residence address, or by delivering such notice by electronic transmission directed to such Director at an address given to the Corporation by the Director or otherwise in such manner as the director shall have specified to the Corporation, including by facsimile transmission, electronic mail or posting to an electronic network. Oral notice of a meeting may be given to a Director in person or by telephone. Notice of a meeting need not be given to any Director if a written waiver of notice, executed by such Director before or after the meeting, is filed with the records of the meeting, or to any Director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to such director. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.
4.11   Quorum.   Unless otherwise provided by law, at any meeting of the Directors a majority of the Directors then in office shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.
4.12   Action by Vote.   When a quorum is present at any meeting, a majority of the Directors present may take any action, except when a larger vote is required by law, by the Articles or by these Bylaws.

4.13   Action by Writing.   Unless the Articles otherwise provide, any action required or permitted to be taken at any meeting of the Directors, including without limitation, the approval of any transaction under Section 8.31(c) of the MBCA, may be taken without a meeting if all the Directors consent to the action in writing or by means of electronic transmission and such written consents are filed with the records of the meetings of the Directors. Such consents shall be treated for all purposes as votes taken at a meeting.
4.14   Presence Through Communications Equipment.   Unless otherwise provided by law or by the Articles, members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.
4.15   Chairman of the Board.   The Chairman of the Board of Directors (if there be such an individual appointed) shall, except as the Directors shall otherwise determine, preside at all meetings of the Directors and of the shareholders. The Chairman of the Board shall have the duties and powers specified in these Bylaws and shall have such other duties and powers as may be determined by the Directors. The Chairman of the Board shall be a Director of the Corporation. In the absence (or inability or refusal to act) of the Chairman of the Board of Directors, any Chief Executive Officer shall preside when present at all meetings of the shareholders and the Board of Directors. The powers and duties of the Chairman of the Board of Directors shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board of Directors). The position of Chairman of the Board of Directors and Chief Executive Officer may be held by the same person.
ARTICLE V
MEANS OF GIVING NOTICE
5.1   Notice to Directors.   Whenever under applicable law, the Articles or these Bylaws notice is required to be given to any Director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a Director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the Director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the Director at the Director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such Director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such Director appearing on the records of the Corporation.
5.2   Notice to Shareholders.   Whenever under applicable law, the Articles or these Bylaws notice is required to be given to any shareholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the shareholder, to the extent permitted by, and subject to the conditions set forth in Section 7.05 of the MBCA. A notice to a shareholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the shareholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the shareholder at the shareholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the shareholder at the shareholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the shareholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the shareholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the shareholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the shareholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the shareholder. A shareholder may revoke such shareholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.
5.3   Electronic Transmission.   “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.
5.4   Exceptions to Notice Requirements.
(a)   Whenever notice is required to be given under any provision of this chapter to any shareholder, the notice shall not be required to be given if (a) notice of 2 consecutive annual meetings, and all notices of meetings during the period between the 2 consecutive annual meetings, have been sent to the shareholder at the shareholder’s address as shown on the records of the corporation and have been returned undeliverable; or (b) all, but not less than 2, payments of dividends on securities during a 12 — month period, or 2 consecutive payments of dividends on securities during a period of more than 12 months, have been sent to the shareholder at the shareholder’s address as shown on the records of the Corporation and have been returned undeliverable.
(b)   If the shareholder shall deliver to the Corporation a written notice setting forth the shareholder’s then-current address, the requirement that notice be given to the shareholder shall be reinstated.
(c)   If the Corporation is unable to deliver notice to any shareholder to an address furnished by the shareholder for the purpose and the inability becomes known to the Secretary or an Assistant Secretary of the corporation, the transfer agent or other person responsible for the giving of notice, the Corporation shall take such action as shall be reasonable in the circumstances to inform the shareholder of the inability and to request the shareholder to furnish a new address for the receipt of notices. Attempting to contact the shareholder at such other address, if any, as the corporation may have for the shareholder is deemed reasonable. The Corporation may continue to rely on the address last furnished by the shareholder for notice until it is furnished in writing a new address for notice. The failure of the Corporation to take the action required by this subsection shall not invalidate any meeting or other action.
ARTICLE VI
OFFICERS AND AGENTS
6.1   Enumeration; Qualification.   The officers of the Corporation shall be a President, a Treasurer, a Secretary, and such other officers, if any, as the incorporators at their initial meeting, or the Directors from time to time, may in their discretion elect or appoint. The Corporation may also have such agents, if any, as the incorporators at their initial meeting, or the Directors from time to time, may in their discretion appoint. Any officer may be but none need be a Director or shareholder of the corporation. Any two or more offices may be held by the same person. Any officer may be required by the Directors to give bond for the faithful performance of such officer’s duties to the Corporation in such amount and with such sureties as the Directors may determine. Any number of offices may be held by the same person unless the Articles or these Bylaws otherwise provide. Officers need not be shareholders or residents of the Commonwealth of Massachusetts.
6.2   Powers.   Subject to law, to the Articles and to these Bylaws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to such individual’s office and such duties and powers as the Directors may from time to time designate.
6.3   Appointment.   The President, the Treasurer, the Secretary and other officers, if any, may be appointed by the Board of Directors at any time.

6.4   Tenure.   Except as otherwise provided by law, by the Articles or by these Bylaws, each officer of the Corporation shall hold office until such officer dies, resigns, is removed or becomes disqualified unless a shorter period shall have been specified by the terms of such officer’s appointment. Each agent shall retain authority as an agent at the pleasure of the directors.
6.5   Resignation and Removal.   Any officer may resign at any time by delivering a resignation in writing to the President, the Secretary or to a meeting of the Directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time. The Directors may remove (whether or not such individual remains in a different capacity within the Corporation (either as an officer or employee)) any officer elected by them with or without cause at any time. No officer resigning, and (except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the Corporation) no officer removed, shall have the right to any compensation as such officer for any period following such removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless the Directors in their discretion provide for compensation.
6.6   Vacancies.   If the office of any officer becomes vacant, the Directors may elect or appoint a successor by vote of a majority of the Directors present. Each such successor shall hold office until such individual’s successor is chosen and qualified, or in each case until the successor sooner dies, resigns, is removed (whether or not such individual remains in a different capacity within the Corporation (either as an officer or an employee)) or becomes disqualified. Any vacancy occurring in any office appointed by any Chief Executive Officer or President may be filled by any Chief Executive Officer, or President, as the case may be, unless the Board of Directors then determines that such office shall thereupon be elected by the Board of Directors, in which case the Board of Directors shall elect such officer.
6.7   President.   The President of the Corporation shall, subject to the control of the Directors, have general charge and supervision of the business of the Corporation and, if the Chairman of the Board is unable to do so pursuant to Section 4.15 of these Bylaws, preside at all meetings of the shareholders and of the Directors, unless the Board of Directors shall otherwise determine. Except as the Directors may otherwise determine, the Corporation’s Chief Executive Officer, if any, shall also be the Corporation’s President.
6.8   Vice Presidents.   Any Vice President(s) shall have the duties and powers specified in these Bylaws and such other duties and powers as may be determined by the Directors.
6.9   Treasurer and Assistant Treasurers.   The Treasurer shall have the duties and powers specified in these Bylaws and shall have such other duties and powers as may be designated from time to time by the Directors. Any Assistant Treasurer(s) shall have such duties and powers as shall be designated from time to time by the Directors.
6.10   Secretary and Assistant Secretaries.   The Secretary shall record all proceedings of the shareholders in a book or series of books to be kept therefor, which book or books shall be kept at the principal office of the Corporation or at the office of its transfer agent or of its Secretary and shall be open at all reasonable times to the inspection of any shareholder. In the absence of the Secretary from any meeting of shareholders, an Assistant Secretary, or if there be none or such Assistant Secretary is absent, a temporary Secretary chosen at the meeting, shall record the proceedings thereof in the aforesaid book. Unless a transfer agent has been appointed, the Secretary shall keep or cause to be kept the stock and transfer records of the Corporation, which shall contain the names and record addresses of all shareholders and the amount of stock held by each. The Secretary shall keep a true record of the proceedings of all meetings of the Directors and in the Secretary’s absence from any such meeting an Assistant Secretary, or if there be none or such Assistant Secretary is absent, a temporary Secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall also have such other duties and powers as may be designated from time to time by the Directors. Any Assistant Secretary shall have such other duties and powers as shall be designated from time to time by the directors.
6.11   Chief Financial Officer.   The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, any Chief Executive Officer or the President may authorize).
6.12   Other Officers.   The Board of Directors may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.
ARTICLE VII
CAPITAL STOCK
7.1   Number and Par Value.   The total number of shares and the par value, if any, of each class of stock which the Corporation is authorized to issue shall be as stated in the Articles.
7.2   Stock Certificates.   The Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of shares of the Corporation represented by certificates shall be entitled to a certificate stating the number and the class and the designation of the series, if any, of the shares held by such shareholder, in such form as shall, in conformity to law, be prescribed from time to time by the directors. Such certificate shall be signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer. Such signatures may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if such individual were such officer at the time of its issue. Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Articles, these Bylaws, applicable securities laws or any agreement among any number of shareholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.
7.3   Multiple Classes of Stock.   If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.
7.4   Loss of Certificates.   In the case of the alleged loss or destruction or the mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such conditions as the Directors may prescribe.
ARTICLE VIII
TRANSFER OF SHARES OF STOCK
8.1   Transfer on Books.   Subject to the restrictions, if any, stated or noted on the stock certificates, shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with necessary transfer stamps affixed, and with such proof of the authenticity of signature as the directors or the transfer agent of the Corporation may reasonably require. Except as may otherwise be required by law, by the Articles or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws. It shall be the duty of each shareholder to notify the Corporation of such shareholder’s address.
8.2   Record Date and Closing Transfer Books.   The Directors may fix in advance a time, which shall not be more than 70 days before the date of any meeting of shareholders or the date for the payment of any dividend or making of any distribution to shareholders or the last day on which the consent or dissent of shareholders may be effectively expressed for any purpose, as the record date for determining the shareholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution or the right to give such consent or dissent, and in such case only shareholders of record on such record date shall have such right, notwithstanding any transfer of stock on the books of the Corporation after the record date; or without fixing such record date the Directors may for any of such purposes close the transfer books for all or any part of such period. If no record date is fixed and the transfer books are not closed:
(a)   The record date for determining shareholders having the right to notice of and to vote at a meeting of shareholders shall be at the close of business on the date next preceding the date on which notice is given; and
(b)   The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors acts with respect thereto.
ARTICLE IX
CORPORATE SEAL
9.1   Corporate Seal.   The Corporation may adopt a corporate seal in a form approved by the Board of Directors. The Corporation shall not be required to use the corporate seal and the lack of the corporate seal shall not affect an otherwise valid contract or other instrument executed by the Corporation.
ARTICLE X
EXECUTION OF PAPERS
10.1   Execution.   Except as the Directors may generally or in particular cases authorize the execution thereof in some other manner, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts and other obligations made, accepted or endorsed by the Corporation shall be signed by the President, Chief Executive Officer, Chief Financial Officer, or by one of the Vice Presidents or by the Treasurer.
ARTICLE XI
FISCAL YEAR
11.1   Fiscal Year.   The fiscal year of the Corporation shall end on December 31.
ARTICLE XII
AMENDMENTS
12.1   Amendment.   These Bylaws may be altered, amended or repealed at any annual or special meeting of the shareholders called for the purpose, of which the notice shall specify the subject matter of the proposed alteration, amendment or repeal or the sections to be affected thereby, by vote of the shareholders, provided that any such action will require (a) until the Voting Threshold Date, the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon and (b) from and after the Voting Threshold Date, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Common Stock entitled to vote thereon. In furtherance and not in limitation of the foregoing, the Board of Directors is expressly authorized to alter, amend or repeal these Bylaws by vote of a majority of the Directors then in office, except that the Directors shall not take any action which provides for indemnification of Directors nor any action to amend this Article XII, and except that the Directors shall not take any action unless permitted by law. Any Bylaw so altered, amended or repealed by the Directors may be further altered or amended or reinstated by the shareholders in the above manner.
Adopted and in effect as of [           ], 2024

ANNEX H
Dated [Date]
Rainwater Merger Sub 1, Inc.
Coliseum Acquisition Corp.
Rain Enhancement Technologies Holdco, Inc.

PLAN OF MERGER

This plan of merger (this Plan of Merger) is made on [Date].
PARTIES:
1
Rainwater Merger Sub 1, Inc., an exempted company incorporated in the Cayman Islands and having its registered office at Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, P.O. Box 709, Grand Cayman, KY1-1107, Cayman Islands (the Surviving Company);

2
Coliseum Acquisition Corp., an exempted company incorporated in the Cayman Islands and having its registered office at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Merging Company); and

3
Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation having its registered office at 21 Pleasant Street, Suite 237, Newburyport, MA 01950 (Holdco), (the Merging Company and the Surviving Company are together the Constituent Companies).

RECITALS:
A
The board of directors of each Constituent Company have approved a merger of the Constituent Companies so that the Merging Company will merge with and into the Surviving Company (the Merger). Immediately upon the Merger becoming effective the undertaking, property and liabilities of the Merging Company will automatically vest in the Surviving Company, the Merging Company will cease to exist and the Surviving Company will continue as the surviving company.

B
Part XVI of the Companies Act (Revised) of the Cayman Islands (the Companies Act) provides for the statutory mechanics by which the Merger can be effected. Amongst other matters, the Companies Act requires that a written plan of merger be approved by each of the Constituent Companies and their shareholders and that such plan of merger be signed by a director on behalf of each Constituent Company and be filed with the Registrar of Companies in the Cayman Islands (the Registrar). Section 233(4) of the Companies Act provides a list of prescribed matters which must be addressed in the plan of merger.

C
Each Constituent Company wishes to enter this Plan of Merger in accordance with Part XVI of the Companies Act.

D
The board of directors of each Constituent Company have also approved the terms and conditions of a business combination agreement dated [Date] by and between, amongst others, Holdco, the Surviving Company and the Merging Company in the form set out in Schedule 2 (the Merger Agreement).

E
Holdco wishes to enter into this Plan solely for the purposes of clause 5.2.

It is agreed as follows:
1
Definitions and Interpretation

1.1
Terms not otherwise defined in this Plan of Merger will have the meanings given to them in the Merger Agreement.

1.2
In this Plan of Merger:

(a)
except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting a gender include every gender and references to persons include bodies corporate and unincorporated;

(b)
references to recitals, clauses and Schedules are, unless the context otherwise requires, references to recitals and clauses hereof and Schedules hereto and references to sub-clauses are, unless otherwise stated, references to the sub-clause of the clause in which the reference appears;

(c)
the recitals and the Schedules form part of this Plan of Merger and will have the same force and effect as if they were expressly set out in the body of this Plan of Merger and any reference to this Plan of Merger will include the recitals and the Schedules;

(d)
any reference to this Plan of Merger or to any agreement or document referred to in this Plan of Merger will be construed as a reference to such agreement or document as amended, varied, modified, supplemented, restated, novated or replaced from time to time;

(e)
any reference to any statute or statutory provision will, unless the context otherwise requires, be construed as a reference to such statute or statutory provision as the same may have been or may be amended, modified, extended, consolidated, re-enacted or replaced from time to time; and

(f)
clause headings and the index are inserted for convenience only and will not affect the construction of this Plan of Merger.

2
Name and registered office of each Constituent Company

2.1
The Merging Company and the Surviving Company are the constituent companies (as defined in the Companies Act) participating in the Merger.

2.2
The Surviving Company will be the surviving company (as defined in the Companies Act) following the Merger.

2.3
Following the Merger the Surviving Company will [continue to be named [Name]] OR [will change its name to [Name]].

2.4
The registered office of the Merging Company is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

2.5
The registered office of the Surviving Company is Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, P.O. Box 709, Grand Cayman, KY1-1107, Cayman Islands. Following the Merger the registered office of the Surviving Company will continue to be Collas Crill Corporate Services Limited, Floor 2, Willow House, Cricket Square, P.O. Box 709, Grand Cayman, KY1-1107, Cayman Islands.

3
Shares in the Constituent Companies

3.1
Immediately prior to the Effective Date, the authorised share capital of the Merging Company will be US$550,000 divided into 500,000,000 Class A Ordinary shares of par value US$0.001 each, 50,000,000 Class B Ordinary shares of par value US$0.001 each and 5,000,000 Preferred shares of par value US$0.001 each.

3.2
Immediately prior to the Effective Date, the authorised share capital of the Surviving Company will be US$50,000.00 divided into 50,000 ordinary shares with a par value of US$1.00 each.

3.3
Immediately following the Merger, the authorised share capital of the Surviving Company will [continue to be US$50,000.00 divided into 50,000 ordinary shares with a par value of US$1.00 each].

4
Effective Date

The Merger will be effective on the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Companies Act or such later date as the directors of the Constituent Companies may agree and specify in accordance with this Plan of Merger and the Companies Act (the Effective Date).
5
Terms and conditions of the Merger

5.1
The terms and conditions of the Merger, including the manner and basis of converting shares in the Merging Company into shares in the Surviving Company, are set out in this Plan of Merger and the Merger Agreement.

5.2
Holdco undertakes and agrees (it being acknowledged that Holdco will be the sole shareholder of the Surviving Company after the Merger) in consideration of the Merger to issue the SPAC Merger Consideration in accordance with the terms of the Business Combination Agreement.

5.3
On the Effective Date (but not before), the rights, property, business, undertaking, goodwill, benefits, immunities and privileges of the Merging Company will vest in the Surviving Company in accordance with section 236(1)(b) of the Companies Act, and the Surviving Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company in accordance with section 236(1)(c) of the Companies Act.

5.4
On the Effective Date (but not before), the Merging Company will be struck from the Register of Companies of the Cayman Islands.

6
Rights and restrictions attaching to the shares of the Surviving Company

Following the Merger, the rights and restrictions attaching to the shares in the capital of the Surviving Company will be as detailed in the amended and restated memorandum and articles of association of the Surviving Company attached at Schedule 1 hereto.
7
Constitutional documentation of the Surviving Company

On the Effective Date, the memorandum and articles of association of the Surviving Company shall be amended and restated by the deletion of the then-current memorandum and articles of association of the Surviving Company in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of the Surviving Company attached at Schedule 1 hereto.
8
Director benefits

No director of the Surviving Company or the Merging Company has received or will receive any amount or benefit consequent upon the Merger.
9
Secured creditors

Neither the Surviving Company nor the Merging Company has any secured creditors nor has either the Surviving Company or the Merging Company granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger.] OR [Insert names and addresses of any secured creditor of the Surviving Company and/or the Merging Company and the nature of the secured interest held.
10
Directors of the Surviving Company

10.1
The names and addresses of the directors of the Surviving Company immediately prior to the Merger are as follows:

Name	Address
Ana Casildo	Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107, Cayman Islands
Paul Tomas Dacier	Floor 2, Willow House, Cricket Square, PO Box 709, Grand Cayman KY1-1107, Cayman Islands

10.2
The names and addresses of the directors of the Surviving Company immediately following the Merger will be as follows:

Name	Address
[Name]	[Address]
[Name]	[Address]

11
Authorisations

11.1
The board of directors of each Constituent Company have approved this Plan of Merger in accordance with section 233(3) of the Companies Act.

11.2
The shareholders of each Constituent Company have authorised this Plan of Merger by way of a special resolution in accordance with section 233(6) of the Companies Act.

12
Termination or amendment

12.1
At any time prior to the Effective Date, this Plan of Merger may be:

(a)
terminated by the directors of either of the Constituent Companies; or

(b)
amended by the directors of both of the Constituent Companies to:

(i)
change the Effective Date, provided that the new Effective Date of the Merger complies with the provisions of section 234 of the Companies Act such that it cannot be a date later than the ninetieth day after the date of registration of the Plan of Merger with the Registrar[; or

(ii)
to make any other changes to the Plan of Merger which the directors of both the Constituent Companies consider, in their sole and absolute discretion, to be necessary or desirable for the purpose of effecting the Merger, provided that such changes do not materially adversely affect any rights of the shareholders of either Constituent Company, as determined by the directors of each of the Surviving Company and the Merging Company, respectively.

12.2
If this Plan of Merger is terminated or amended in accordance with this clause after it has been filed with the Registrar but before it has become effective, the Constituent Companies must file or cause to be filed notice of the termination or amendment (as applicable) with the Registrar in accordance with sections 235(2) and 235(4) of the Companies Act and must distribute copies of such notice in accordance with section 235(3) of the Companies Act.

13
Counterparts

This Plan of Merger may be executed and delivered in any number of counterparts, all of which taken together constitute one and the same document.
14
Governing law and jurisdiction

14.1
This Plan of Merger is governed by and will be construed in accordance with the laws of the Cayman Islands.

14.2
The parties submit to the exclusive jurisdiction of the courts of the Cayman Islands and the courts of appeal from them to determine any dispute arising out of or in connection with this Plan of Merger. The parties agree not to object to the exercise of jurisdiction of those courts on any basis.

[Signature page follows.]

This Plan of Merger has been entered into by the parties on the date first written above.
Surviving Company
Signed for and on behalf of Rainwater Merger Sub 1, Inc. by: Name: Position:	Date signed
Holdco
Signed for and on behalf of Rain Enhancement Technologies Holdco, Inc. by: Name: Position:	2024 Date signed

Merging Company
Signed for and on behalf of Coliseum Acquisition Corp. by: Name: Position:	Date signed

SCHEDULE 1
Amended and Restated Memorandum and Articles of Association of the Surviving Company

SCHEDULE 2
Merger Agreement

ANNEX I
WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT
among
COLISEUM ACQUISITION CORP.,
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
and
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
Dated [                 ]
THIS WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated [   ] and effective as of the effective time of the SPAC Merger (as defined below), is made by and among Coliseum Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”), and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated June 22, 2021, by and between the SPAC and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.
WHEREAS, the SPAC issued and sold (a) 5,000,000 redeemable warrants as part of the units sold to public investors in its initial public offering (the “Public Warrants”), with each whole Public Warrant being exercisable for one Class A ordinary share of the SPAC, par value $0.0001 per share (“Class A Ordinary Shares”) at an initial exercise price of $11.50 per share, and (b) 3,225,000 redeemable warrants in a private placement transaction (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), with each whole Private Placement Warrant exercisable for one Class A Ordinary Share at an initial exercise price of $11.50 per share;
WHEREAS, in order to finance the SPAC’s transaction costs in connection with the Business Combination, Berto LLC or certain of the SPAC’s officers and directors may, but are not obligated to, from time to time loan to the SPAC such funds as the SPAC may require (the “Working Capital Loans”);
WHEREAS, up to $1,500,000 of the Working Capital Loans are convertible into additional Private Placement Warrants at a price of $1.50 per Private Placement Warrant;
WHEREAS, the terms of the Warrants are governed by the Existing Warrant Agreement;
WHEREAS, on June 25, 2024, the SPAC, Holdco, Rain Enhancement Technologies, Inc., a Massachusetts corporation, Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Holdco (“Merger Sub 1”), and Rainwater Merger Sub 2A, Inc., a Massachusetts corporation and a wholly owned subsidiary of Holdco, entered into that certain Business Combination Agreement (as amended on August 22, 2024, and as may be further amended, modified or supplemented from time to time, the “Business Combination Agreement”);
WHEREAS, pursuant to the Business Combination Agreement, among other things, at the SPAC Merger Effective Time (as defined in the Business Combination Agreement) the SPAC will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger (the “SPAC Merger”), and as a result of the SPAC Merger, at the SPAC Merger Effective Time (i) the holders of each ordinary share of the SPAC shall each become holders of shares of Holdco’s Class A common stock, par value $0.0001 per share (“Holdco Class A Common Stock”) and (ii) the Warrants will be assumed by Holdco (each, a “Holdco Warrant”) and will no longer be exercisable for Class A Ordinary Shares of SPAC but instead will be exercisable (subject to the terms of the Existing Warrant Agreement, as amended by this Agreement) for shares of Holdco Class A Common Stock, at an initial exercise price of $11.50;
WHEREAS, the Holdco Class A Common Stock constitutes the Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement;

WHEREAS, the Board of Directors of the SPAC has determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination;
WHEREAS, in connection with the SPAC Merger, the SPAC desires to assign all of its right, title and interest in the Existing Warrant Agreement to Holdco, and Holdco wishes to accept such assignment; and
WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the SPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders for the purpose of curing any ambiguity, or correcting any mistake or defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders.
NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:
Section 1.   Assignment and Assumption; Consent.
1.1   Assignment and Assumption.   As of and with effect on and from the SPAC Merger Effective Time, (i) the SPAC hereby assigns to Holdco all of the SPAC’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby), and (ii) Holdco hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the SPAC’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the SPAC Merger Effective Time.
1.2   Consent.   The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement by the SPAC to Holdco pursuant to this Section 1 and the assumption of the Existing Warrant Agreement by Holdco from the SPAC pursuant to Section 1 hereof, in each case effective as of the SPAC Merger Effective Time, and (ii) the continuation of the Existing Warrant Agreement (as amended hereby), in full force and effect from and after the SPAC Merger Effective Time.
Section 2.   Amendment of Existing Warrant Agreement.
2.1   Effective as of the SPAC Merger Effective Time, the SPAC and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are to provide for the delivery of the Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement (in connection with the SPAC Merger and the transactions contemplated by the Business Combination Agreement).
2.2   References to the Company.   The preamble to the Existing Warrant Agreement is hereby amended by deleting “Coliseum Acquisition Corp.” and replacing it with “Rain Enhancement Technologies Holdco, Inc.” As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to Rain Enhancement Technologies Holdco, Inc. rather than Coliseum Acquisition Corp.
2.3   References to Ordinary Shares.   All references to the “Ordinary Shares” that holders of Warrants are entitled to purchase in the Existing Warrant Agreement (including Exhibit B thereto) shall be references to “Class A Common Stock” of Rain Enhancement Technologies Holdco, Inc.
2.4   References to Amended and Restated Memorandum and Articles of Association.   All references to the “Amended and Restated Memorandum and Articles of Association” shall be references to the “Amended and Restated Articles of Organization” of Rain Enhancement Technologies Holdco, Inc.
2.5   References to Business Combination.   All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the consummation of its initial business combination,” “the completion by the Company of an initial business combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the consummation of the transactions contemplated by the Business Combination Agreement.

2.6   References to Sponsor.   All references to the “Sponsor” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to, collectively, Coliseum Acquisition Sponsor LLC and Berto LLC and each of their affiliates.
2.7   Detachability of Warrants.   Section 2.4 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:
“[intentionally omitted]”.
2.8   Fractional Warrants.   Section 2.5 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:
“2.5   Fractional Warrants.   The Company shall not issue fractional Warrants.”
2.9   Private Placement Warrants.   Sections 2.6(g) and (h) of the Existing Warrant Agreement are amended by deleting such Sections and replacing them entirely as follows:
“[intentionally omitted]”.
2.10   Duration of Warrants.   Section 3.2 of the Existing Warrant Agreement is amended and restated by deleting it and inserting the following:
“3.2   Duration of Warrants.   A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing the date that is thirty (30) days after [•]1, and (B) terminating at the earliest to occur of (x) 5:00 p.m., New York City time on the date that is five (5) years after [•]2 and (y) other than with respect to the Private Placement Warrants then held by the Sponsor or its Permitted Transferees with respect to a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof, 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant then held by the Sponsor or its Permitted Transferees in connection with a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof) in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant then held by the Sponsor or its Permitted Transferees in the event of a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants; provided further that any such extension shall be identical in duration among all the Warrants.”
2.11   Extraordinary Dividends.   Section 4.1.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:
“4.1.2   Extraordinary Dividends.   If the Company, at any time while the Warrants are outstanding and unexpired, pays to all or substantially all of the holders of the Class A Common Stock a dividend or make a distribution in cash, securities or other assets on account of such Class A Common Stock (or other shares into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased,

1
NTD: To be the SPAC Merger Effective Time

2
NTD: To be the SPAC Merger Effective Time

effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company’s board of directors (the “Board”), in good faith) of any securities or other assets paid on each share of Class A Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution to the extent it does not exceed $0.50 (which amount shall be adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Class A Common Stock issuable on exercise of each Warrant).”
2.12   Raising of the Capital in Connection with the Initial Business Combination.   Section 4.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:
“[intentionally omitted]”.
2.13   Replacement of Securities upon Reorganization, etc.   Section 4.5(ii) of the Existing Warrant Agreement is hereby amended to remove the clause “(other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by shareholders of the Company as provided for in the Amended and Restated Memorandum and Articles of Association or as a result of the redemption of Ordinary Shares by the Company if a proposed initial Business Combination is presented to the shareholders of the Company for approval)”, which clause shall be deemed deleted.
2.14   Other Events.   Section 4.9 of the Existing Warrant Agreement is hereby amended to remove the clause “provided, however, that under no circumstances shall the Warrants be adjusted pursuant to this Section 4.9 as a result of any issuance of securities in connection with a Business Combination”, which clause shall be deemed deleted.
2.15   Fractional Warrants.   Section 5.3 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:
“5.3   Fractional Warrants.   The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a Warrant.”
2.16   Transfer of Warrants.   Section 5.6 of the Existing Warrant Agreement is hereby deleted and replaced with the following:
“[intentionally omitted]”.
2.17   Warrant Certificate.   Exhibit A to the Existing Warrant Agreement is hereby amended by deleting Exhibit A in its entirety and replacing it with a new Exhibit A attached hereto.
2.18   Notice Clause.   Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:
“Notices.   Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:
Rain Enhancement Technologies Holdco, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attn: Paul Dacier
E-mail: paul@rainwatertech.com

with a copy (which shall not constitute notice) to:
TCF Law Group, PLLC
21 Pleasant Street, Suite 237
Newburyport, MA 01950
Attn: Stephen J. Doyle
E-mail: sdoyle@tcflaw.com
Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department”
Section 3.   Miscellaneous Provisions.
3.1   Effectiveness of the Amendment.   Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the SPAC Merger and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.
3.2   Successors.   All the covenants and provisions of this Agreement by or for the benefit of Holdco, the SPAC or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.
3.3   Applicable Law and Exclusive Forum.   The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, each of Holdco and the SPAC hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of Holdco and the SPAC hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.
3.4   Counterparts.   This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
3.5   Effect of Headings.   The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.
3.6   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
COLISEUM ACQUISITION CORP.
By:

Name:
Title:
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:

Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:

Name:
Title:
[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

EXHIBIT A
Form of Warrant Certificate
See attached.

[Form of Warrant Certificate]
[FACE]
Number
Warrants
THIS WARRANT SHALL BE NULL AND VOID IF NOT EXERCISED PRIOR TO
THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR
IN THE WARRANT AGREEMENT DESCRIBED BELOW
RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
Incorporated Under the Laws of the Commonwealth of Massachusetts
CUSIP [•]
Warrant Certificate
This warrant certificate (this “Warrant Certificate”) certifies that           , or registered assigns, is the registered holder of warrant(s) evidenced hereby (the “Warrants,” and each, a “Warrant”) to purchase shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), of Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (the “Company”). Each whole Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable shares of Class A Common Stock as set forth below, at the exercise price (the “Warrant Price”) as determined pursuant to the Warrant Agreement, payable in lawful money of the United States of America (or through “cashless exercise” as provided for in the Warrant Agreement) upon surrender of this Warrant Certificate and payment of the Warrant Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.
Each whole Warrant is initially exercisable for one share of Class A Common Stock. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in a share of Class A Common Stock, the Company will, upon exercise, round down to the nearest whole number of shares of Class A Common Stock to be issued to the Warrant holder. The number of shares of Class A Common Stock issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.
The initial Warrant Price is equal to $11.50 per share of Class A Common Stock. The Warrant Price is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.
Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and, to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.
Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.
This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.
This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

RAIN ENHANCEMENT TECHNOLOGIES HOLDCO, INC.
By:

Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:

Name:
Title:

[Form of Warrant Certificate]
[Reverse]
The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive shares of Class A Common Stock and are issued or to be issued pursuant to a Warrant Agreement, dated June 22, 2021 as duly executed and delivered by Coliseum Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), as amended by the Warrant Assignment, Assumption and Amendment Agreement, dated as of [           ], by and among the SPAC, the Warrant Agent and the Company (as amended, the “Warrant Agreement”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties, and immunities thereunder of the Warrant Agent, the Company, and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.
Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of Election to Purchase set forth hereon properly completed and executed, together with payment of the Warrant Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her, or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.
Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless, at the time of exercise, (i) a registration statement covering the shares of Class A Common Stock to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the shares of Class A Common Stock is current, except through “cashless exercise” as provided for in the Warrant Agreement.
The Warrant Agreement provides that, upon the occurrence of certain events, the number of shares of Class A Common Stock issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a share of Class A Common Stock, the Company shall, upon exercise, round down to the nearest whole number of shares of Class A Common Stock to be issued to the holder of the Warrant.
Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.
Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.
The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Election to Purchase
(To Be Executed Upon Exercise of Warrant)
The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to             shares of Class A Common Stock, and herewith tenders payment for such shares of Class A Common Stock to the order of the Company in the amount of $       in accordance with the terms hereof. The undersigned requests that certificates for such shares of Class A Common Stock be registered in the name of            , whose address is            , and that such shares of Class A Common Stock be delivered to            , whose address is            . If said number of shares of Class A Common Stock is less than all of the shares of Class A Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Class A Common Stock be registered in the name of            , whose address is            , and that such Warrant Certificate be delivered to            , whose address is            .
In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to exercise its Warrant pursuant to a Make-Whole Exercise, the number of shares of Class A Common Stock that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) or Section 6.2 of the Warrant Agreement, as applicable.
In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless basis” pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of shares of Class A Common Stock that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.
In the event that the Warrant is to be exercised on a “cashless basis” pursuant to Section 7.4 of the Warrant Agreement, the number of shares of Class A Common Stock that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.
In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of shares of Class A Common Stock that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive shares of Class A Common Stock. If said number of shares of Class A Common Stock is less than all of the shares of Class A Common Stock purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Class A Common Stock be registered in the name of            , whose address is            , and that such Warrant Certificate be delivered to            , whose address is            .
[Signature Page Follows]

Date:

(Signature)

(Address)

(Tax Identification Number)
Signature Guaranteed:
THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS, AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO RULE 17Ad-15 (OR ANY SUCCESSOR RULE) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).

ANNEX J
Needham & Company, LLC 250 Park Avenue, New York, NY 10177       (212) 371-8300
September 17, 2024
Transaction Committee of the Board of Directors
Coliseum Acquisition Corp.
1180 North Towne Center Drive, Suite 100
Las Vegas, NV 89144
Gentlemen:
We understand that Coliseum Acquisition Corp. (the “Company), has entered into a Business Combination Agreement, dated as of June 25, 2024 (as amended on August 22, 2024, the “Agreement”) by and among Rain Enhancement Technologies, Inc. (“RET”), Rain Enhancement Technologies Holdco, Inc. (“Holdco”), Rainwater Merger Sub 1, Inc., a wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2A, Inc., a wholly-owned subsidiary of the Company (“Merger Sub 2”), and the Company, whereby, upon the terms and subject to the conditions set forth in the Agreement, the Company will merge with and into Merger Sub 1 and Merger Sub 2 will merge with and into RET, with each of Merger Sub 1 and RET becoming a wholly-owned subsidiary of Holdco and the shareholders of the Company and RET becoming shareholders of Holdco (the “Transaction”). The terms and conditions of the Transaction are set forth more fully in the Agreement.
Pursuant to the Agreement, we understand that the issued and outstanding shares of capital stock of RET will be converted into the right to receive a number of shares of common stock of Holdco based upon an exchange ratio that ascribes an equity value of $45 million to RET (the “Consideration”).
You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Class A ordinary shares, par value $0.001 per share, of the Company (“Class A Ordinary Shares”) (other than Berto LLC (the “New Sponsor”), Harry L. You (the “New Sponsor Affiliate”), and Coliseum Acquisition Sponsor LLC (the “Previous Sponsor”) and its affiliates (collectively, the “Excluded Holders”)) of the Consideration to be delivered by Holdco to the equityholders of RET pursuant to the Agreement.
For purposes of this opinion we have, among other things: (i) reviewed the Agreement; (ii) reviewed certain publicly available information concerning RET and certain other financial and operating data of RET furnished to us by RET; (iii) held discussions with members of management of RET concerning the current operations of and future business prospects for RET; (iv) reviewed certain financial forecasts with respect to RET prepared by the management of RET and held discussions with members of the management of RET concerning those forecasts; and (v) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.
Boston Office: Two International Place, Suite 2610, Boston, MA 02110 (617) 457-0910
Chicago Office: 161 N. Clark Street, Suite 1700, Chicago, IL 60601 (312) 981-0412
Miami Office: 1000 Brickell Avenue, Suite 540, Miami, FL 33131 (786) 633-0275
Minneapolis Office: 701 Carlson Parkway, Suite 250, Minnetonka, MN 55305 (612) 474-2963
San Francisco Office: 535 Mission Street, San Francisco, CA 94105 (415) 262-4860

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Holdco, RET or the contemplated benefits of the Transaction. With respect to the financial forecasts for RET prepared by the management of RET, we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of RET. We express no opinion with respect to any of such forecasts or the assumptions on which they were based.
We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Holdco or RET or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Holdco, RET or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Class A Ordinary Shares (other than the Excluded Holders) of the Consideration to be delivered by Holdco to the equityholders of RET in the Transaction pursuant to the Agreement and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. We express no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be delivered by Holdco in the Transaction pursuant to the Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to any matter relating to the Transaction.
We are not expressing any opinion as to the value of Holdco common stock when issued pursuant to the Transaction or the prices at which Company ordinary shares or Holdco common stock will actually trade at any time.
We have been engaged by the Company as financial advisor in connection with the Transaction and to render this opinion and will receive fees for our services, a substantial portion of which is not contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and our rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have not in the past two years provided any investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the Transaction for which we have received or are entitled to receive compensation. We have not in the past two years provided any investment banking or financial advisory services to RET, the New Sponsor or the Previous Sponsor for which we received or are entitled to receive compensation. In the past two years, we have provided investment banking and/or financial advisory services to two entities affiliated with the New Sponsor Affiliate. We acted as sole underwriter in the initial public offering of dMY Squared Technology Group, Inc., which closed in October 2022, and received an underwriting discount of $884,660 (before deduction of selling concessions and underwriting expenses); we are also eligible to receive a deferred underwriting discount of $2,211,650 that is payable upon completion of an initial business combination. In addition, we acted as a financial advisor to and placement agent for dMY Technology Group, Inc. VI in connection with the transactions contemplated by its since-terminated share purchase agreement entered into in December 2022 with RET, for which we received, and expect to receive, no fees. We may in the future provide investment banking and financial advisory services to the Company, Holdco, RET, the New Sponsor, the Previous Sponsor and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.
This letter and the opinion expressed herein are provided at the request and for the information of the Transaction Committee of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Transaction provided that this letter is quoted in full in such registration statement or proxy statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be delivered by Holdco to the equityholders of RET in the Transaction pursuant to the Agreement is fair to the holders of Class A Ordinary Shares (other than the Excluded Holders) from a financial point of view.
Very truly yours,
NEEDHAM & COMPANY, LLC